As filed with the Securities and Exchange Commission on October 1, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENDRA LIFE SCIENCES INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3845	26-0579295
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

3600 Green Court, Suite 350

Ann Arbor, MI 48105

(734) 335-0468

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alexander Tokman

Chief Executive Officer

ENDRA Life Sciences Inc.

3600 Green Court, Suite 350

Ann Arbor, MI 48105

(734) 335-0468

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Mark R. Busch, Esq. Coleman Wombwell, Esq. K&L Gates LLP 300 South Tryon St., Suite 1000 Charlotte, NC 28202 (704) 331-7400	Matthew L. Fry, Esq. Rachel O’Donnell, Esq. Haynes and Boone, LLP 2801 N. Harwood Street Suite 2300 Dallas, TX 75201 (214) 651-5000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS – SUBJECT TO COMPLETION, DATED OCTOBER 1, 2026

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF ENDRA LIFE SCIENCES INC.

AND

PROSPECTUS FOR

63,148,401 SHARES OF CLASS A COMMON STOCK (INCLUDING 58,554,185 SHARES OF CLASS A COMMON STOCK ISSUABLE

UPON CONVERSION OF CLASS B COMMON STOCK AND SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF PRE-FUNDED WARRANTS)

AND

58,554,185 SHARES OF CLASS B COMMON STOCK

AND

PRE-FUNDED WARRANTS TO PURCHASE CLASS A COMMON STOCK

OF

4K RESOURCES INC.

(AFTER THE MERGER DESCRIBED HEREIN)

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of ENDRA Life Sciences Inc.,

On June 25, 2026, ENDRA Life Sciences Inc., a Delaware corporation (“ENDRA” or the “Company”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among ASP Isotopes Inc. (“ASP Isotopes”), a Delaware corporation, Noble Africa LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ASP Isotopes (“Noble Africa”), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of ASP Isotopes (“Renergen”), ENDRA, and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ENDRA (“Merger Sub”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble Africa (the “Merger”), with Noble Africa surviving the Merger as a direct wholly owned subsidiary of ENDRA (the “Surviving Company”). Following the Merger, “ENDRA Life Sciences Inc.” will be renamed “4K Resources Inc.” and is sometimes referred to herein as the “Combined Company.”

Concurrently with the entry into the Merger Agreement, Noble Africa entered into subscription agreements (the “Noble Subscription Agreements”) with ASP Isotopes and certain investors pursuant to which Noble Africa agreed to sell, for an aggregate purchase price of approximately $50,250,000, (i) 4,594,216 Class A Units of Noble Africa and/or pre-funded warrants to purchase Class A Units of Noble Africa (the “Pre-Funded Warrants”) to certain institutional investors and other persons and (ii) 3,054,185 Class B Units of Noble Africa to ASP Isotopes (the “Noble Investment”). Pursuant to the Noble Subscription Agreements, the Noble Investment will close immediately prior to the Merger. Additionally, prior to the effective time of the Merger (the “Effective Time”), ASP Isotopes will contribute all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 of Noble Africa’s Class B Units (the “Contribution”). Each share of Class B Common Stock (as defined below) received by ASP Isotopes upon conversion of the Class B Units in connection with the Merger will entitle ASP Isotopes to 10 votes per share on all matters submitted to a vote of the stockholders of the Company.

At the Effective Time, all of the units of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become units of the Surviving Company (“Surviving Company Units”) and ENDRA shall be admitted as the sole member of the Surviving Company as the holder of all Surviving Company Units. Additionally, at the Effective Time, (i) each Class A Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any units of Noble Africa held by ENDRA, Merger Sub, Noble Africa or any of their respective subsidiaries (the “Excluded Company Units”), which shall be automatically cancelled), by virtue of the Merger, shall be converted into the right to receive one share of Class A Common Stock (as defined below), as adjusted for the Reverse Stock Split (as defined below), if applicable, (ii) each Class B Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any Excluded Company Units), by virtue of the Merger, shall be converted into the right to receive one share of Class B Common Stock as adjusted for the Reverse Stock Split (as defined below), if applicable, and (iii) each Pre-Funded

Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be assumed and converted into a warrant to purchase Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Pre-Funded Warrant immediately prior to the Effective Time. Pursuant to the A&R Combined Company Charter (as defined below), at the Effective Time, each share of ENDRA’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any ENDRA stockholder, be reclassified as one share of Class A Common Stock.

After the completion of the Merger, the Combined Company will be a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market, LLC (“Nasdaq”). As a controlled company, the Combined Company will be exempt from certain Nasdaq governance requirements that would otherwise apply to the composition and function of the Combined Company’s board of directors (the “Combined Company Board”). As a result, (i) the Combined Company Board will not have a majority of independent directors, (ii) the compensation of the Combined Company’s executive officers will not be determined by a majority of the independent directors or a committee of independent directors, and (iii) director nominees will not be selected or recommended by a majority of the independent directors or a committee of independent directors. For at least some period following the closing of the Merger, the Combined Company intends to utilize all of these exemptions available to controlled companies.

Immediately following the Effective Time, ASP Isotopes is expected to hold approximately 98.8%, pre-closing ENDRA stockholders are expected to hold approximately 0.3%, and investors in the Noble Investment (other than ASP Isotopes) are expected to hold approximately 0.8%, respectively, of the combined voting power of outstanding Combined Company Common Stock (assuming full exercise of pre-funded warrants). If at any time the Combined Company ceases to be a controlled company, the Combined Company will take all action necessary to comply with the listing rules of Nasdaq, including appointing a majority of independent directors to the Combined Company Board and ensuring the Combined Company’s compensation committee and nominating and corporate governance committee are each composed entirely of independent directors, subject to any permitted “phase-in” periods.

Shares of ENDRA common stock are currently listed on The Nasdaq Capital Market, under the symbol “NDRA.” Prior to the closing of the Merger, ENDRA intends to file an initial listing application for the Combined Company with Nasdaq. After the closing of the Merger, the Combined Company is expected to trade on Nasdaq under the symbol “LHE.” On , 2026, the last trading day before the date of this proxy statement/prospectus, the closing sale price of ENDRA common stock was $ per share.

ENDRA’s stockholders are cordially invited to attend the special meeting of ENDRA’s stockholders (the “ENDRA Special Meeting”), on , 2026, at a.m., Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and other matters. The ENDRA Special Meeting will be held solely by means of remote communication via live webcast at the www.virtualshareholdermeeting.com/NDRASM2026.

At the ENDRA Special Meeting, as the same may be adjourned or postponed, ENDRA will ask its stockholders:

1.
To approve amendments to ENDRA’s amended and restated certificate of incorporation (as amended, the “ENDRA Charter”), the text of which is included as Annex D to this proxy statement/prospectus, effecting a reverse stock split of ENDRA’s common stock, par value $0.0001 per share, at a ratio between 1-for-[●] and 1-for-[●], inclusive, one of which reverse stock split ratios will be chosen, at the discretion of ENDRA’s Board of Directors (the “ENDRA Board”) on or prior to the Effective Time, and the remainder of which reverse stock split ratios will be abandoned (the “Reverse Stock Split Proposal” or “Proposal No. 1”);
2.
To approve (a) the Merger, the Merger Agreement, the Related Agreements (as defined and further described in this proxy statement/prospectus) and the transactions contemplated thereby and (b) pursuant to Nasdaq Listing Rules 5635(a) and/or 5635(b), (i) the issuance of shares of Class A Common Stock and Class B Common Stock (each term, as defined below) to the unitholders of Noble Africa pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which such issuance will represent more than 20.0% of the shares of ENDRA common stock outstanding immediately prior to the Effective Time and may constitute a change of control of ENDRA for purposes of such Nasdaq Listing Rules, and (ii) the issuance of up to 1,481,146 shares of ENDRA’s common stock in connection with that certain securities purchase agreement, dated May 27, 2026, by and between ENDRA and LHE LNG Holdings LLC, a wholly owned subsidiary of ASP Isotopes (the “Pre-Merger Purchase Agreement”), which represents more than 20.0% of the shares of ENDRA’s common stock outstanding immediately prior to execution of the Pre-Merger Purchase Agreement and may constitute a change of control of ENDRA for purposes of such Nasdaq Listing Rules (the “Merger Proposal” or “Proposal No. 2”);

3.
To approve ENDRA’s Fifth Amended and Restated Certificate of Incorporation (the “A&R Combined Company Charter”), the text of which is included as Annex E to this proxy statement/prospectus, to, among other things, (i) create a dual class structure of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Combined Company Common Stock”), pursuant to which each share of ENDRA common stock will be reclassified and converted into one share of Class A Common Stock and (ii) cause ENDRA to be renamed “4K Resources Inc.” (the “A&R Charter Proposal” or “Proposal No. 3”);
4.
To approve the 4K Resources Inc. 2026 Long-Term Incentive Plan, the text of which is included as Annex F to this proxy statement/prospectus, which will become effective as of and contingent on the completion of the Merger (the “Incentive Plan Proposal” or “Proposal No. 4”);
5.
To approve, by non-binding, advisory vote, the compensation that will or may become payable to ENDRA’s named executive officers that is based on or otherwise relates to the Merger (the “Merger-Related Compensation Proposal” or “Proposal No. 5”); and
6.
To approve an adjournment of the ENDRA Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, 2, 3 or 4 (the “Adjournment Proposal” or “Proposal No. 6”).

As described in this proxy statement/prospectus, certain ENDRA stockholders, including a member of the ENDRA Board, who in the aggregate own approximately % of the outstanding shares of ENDRA common stock as of , 2026, are parties to voting agreements with Noble Africa and ENDRA, pursuant to which such stockholders have agreed to vote such shares in favor of the proposals listed above.

After careful consideration, the ENDRA Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the proposals referred to above. The ENDRA Board unanimously recommends that its stockholders vote “FOR” each of the proposals described in this proxy statement/prospectus.

More information about ENDRA, Noble Africa and Renergen and the proposed transactions are contained in this proxy statement/prospectus. ENDRA urges you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 27.

ENDRA, Noble Africa and Renergen are excited about the opportunities the Merger brings to both ENDRA and Noble Africa equityholders, and thank you for your consideration and continued support.

Sincerely,

Alexander Tokman

Chief Executive Officer

ENDRA Life Sciences Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated , 2026, and is first being mailed to ENDRA’s stockholders on or about , 2026.

ENDRA LIFE SCIENCES INC.

3600 Green Court, Suite 350

Ann Arbor, MI 48105

(734) 335-0468

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of ENDRA Life Sciences Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “ENDRA Special Meeting”) of ENDRA Life Sciences Inc., a Delaware corporation (“ENDRA”), will be held on , 2026, at a.m., Eastern Time, unless postponed or adjourned to a later date. The ENDRA Special Meeting will be held solely by means of remote communication via live webcast. You may attend the ENDRA Special Meeting in person solely by means of remote communication via live webcast at www.virtualshareholdermeeting.com/NDRASM2026. You will be able to attend and participate in the ENDRA Special Meeting and any adjournment or postponement thereof solely by means of remote communication where you will be able to listen to the meeting live, submit questions and vote.

The ENDRA Special Meeting will be held for the following purposes:

1.
To approve amendments to ENDRA’s amended and restated certificate of incorporation (as amended, the “ENDRA Charter”), the text of which is included as Annex D to the enclosed proxy statement/prospectus, effecting a reverse stock split of ENDRA’s common stock, par value $0.0001 per share, at a ratio between 1-for-[●] and 1-for-[●], inclusive, one of which reverse stock split ratios will be chosen, at the discretion of ENDRA’s Board of Directors (the “ENDRA Board”) on or prior to the Effective Time (as defined below), and the remainder of which reverse stock split ratios will be abandoned (the “Reverse Stock Split Proposal” or “Proposal No. 1”);
2.
To approve, (a) the Merger, the Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among ENDRA, ASP Isotopes Inc. (“ASP Isotopes”), a Delaware corporation, Noble Africa, a direct, wholly owned subsidiary of ASP Isotopes, Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of ASP Isotopes, and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ENDRA (“Merger Sub”), the Related Agreements (as defined and further described in this proxy statement/prospectus) and the transactions contemplated thereby and (b) pursuant to Nasdaq Listing Rules 5635(a) and/or 5635(b), (i) the issuance of shares of Class A Common Stock and Class B Common Stock (each term, as defined below) to the unitholders of Noble Africa LLC, a Delaware limited liability company (“Noble Africa”), pursuant to the terms of the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble Africa (the “Merger”), with Noble Africa surviving the Merger as a direct wholly owned subsidiary of ENDRA, a copy of which is attached as Annex A to the enclosed proxy statement/prospectus, which such issuance will represent more than 20.0% of the shares of ENDRA common stock outstanding immediately prior to the effective time of the Merger (“Effective Time”) and may constitute a change of control of ENDRA for purposes of such Nasdaq Listing Rules, and (ii) the issuance of up to 1,481,146 shares of ENDRA’s common stock upon exercise of prefunded warrants and warrants issued pursuant to that certain securities purchase agreement, dated May 27, 2026, by and between ENDRA and LHE LNG Holdings LLC, a wholly owned subsidiary of ASP Isotopes (the “Pre-Merger Purchase Agreement”), which represents more than 20.0% of the shares of ENDRA’s common stock outstanding immediately prior to execution of the Pre-Merger Purchase Agreement and may constitute a change of control of ENDRA for purposes of such Nasdaq Listing Rules (the “Merger Proposal” or “Proposal No. 2”);
3.
To approve ENDRA’s Fifth Amended and Restated Certificate of Incorporation (the “A&R Combined Company Charter”), the text of which is included as Annex E to the enclosed proxy statement/prospectus, to, among other things, (i) create a dual class structure of its common stock into Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Combined Company Common Stock”), pursuant to which each share of ENDRA common stock will be reclassified and converted into one share of Class A Common Stock and (ii) cause ENDRA to be renamed “4K Resources Inc.” (the “A&R Charter Proposal” or “Proposal No. 3”);
4.
To approve the 4K Resources Inc. 2026 Long-Term Incentive Plan, the text of which is included as Annex F to the enclosed proxy statement/prospectus, which will become effective as of and contingent on the completion of the Merger (the “Incentive Plan Proposal” or “Proposal No. 4”);

5.
To approve, by non-binding, advisory vote, the compensation that will or may become payable to ENDRA’s named executive officers that is based on or otherwise relates to the Merger (the “Merger-Related Compensation Proposal” or “Proposal No. 5”); and
6.
To approve an adjournment of the ENDRA Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, 2, 3 or 4 (the “Adjournment Proposal” or “Proposal No. 6”).

Record Date: The ENDRA Board has fixed the close of business on , 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the ENDRA Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of ENDRA common stock at the close of business on the record date are entitled to notice of, and to vote at, the ENDRA Special Meeting and any adjournment or postponement thereof. At the close of business on the record date, ENDRA had shares of common stock outstanding and entitled to vote.

Your vote is important. Approval of Proposal No. 1 requires that the votes cast by the holders of the outstanding shares of ENDRA common stock entitled to vote on Proposal No. 1 “For” Proposal No. 1 exceed the votes cast “Against” Proposal No. 1. Approval of each of Proposals No. 2, 4, 5, and 6 requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock which are present in person or by proxy and entitled to vote thereon. Approval of Proposal No. 3 requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock entitled to vote on Proposal No. 3. Each of Proposals No. 1, 2, 3, and 4 is conditioned on approval of each of the others of Proposals No. 1, 2, 3 and 4. Approval of each of Proposals No. 1, 2, 3, and 4 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of such proposals.

Even if you plan to attend the ENDRA Special Meeting, ENDRA requests that you sign and return the enclosed proxy or vote by mail, telephone or online to ensure that your shares will be represented at the ENDRA Special Meeting. You may change or revoke your proxy at any time before it is voted at the ENDRA Special Meeting.

THE ENDRA BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO ENDRA AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. ENDRA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ENDRA’S STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the ENDRA Special Meeting to Be Held on , 2026 at a.m., Eastern Time by remote communication via live webcast at www.virtualshareholdermeeting.com/NDRASM2026.

The proxy statement/prospectus in connection with the ENDRA Special Meeting is available at www.virtualshareholdermeeting.com/NDRASM2026.

By Order of ENDRA’s Board of Directors,

/s/ Alexander Tokman

Chief Executive Officer and Chairman of the Board of Directors

Ann Arbor, Michigan

, 2026

REFERENCES TO ADDITIONAL INFORMATION

This document, which forms part of the registration statement filed with the Securities and Exchange Commission (the “SEC”) by ENDRA, constitutes a prospectus of ENDRA under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Combined Company Common Stock to be issued if the Merger is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to ENDRA’s special meeting of stockholders (the “ENDRA Special Meeting”).

You can obtain any of the documents ENDRA files with or furnishes to the SEC by ENDRA at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents at no cost by requesting them in writing or by telephone at the following address and telephone number:

ENDRA Life Sciences Inc.

3600 Green Court, Suite 350

Ann Arbor, MI 48105

Attention: Alexander Tokman

Telephone: (734) 335-0468

E-mail: ATokman@endrainc.com

Or

ENDRA’s proxy solicitor:

28 Liberty Street, 53rd Floor

New York, NY 10005

Call Toll-Free: (800) 761-6521

Banks and Brokers Call: 212-771-1133

E-mail: ndra@dfking.com

To ensure timely delivery of these documents, any request should be made no later than , 2026, which is five business days prior to the date of the ENDRA Special Meeting, in order to receive them before the ENDRA Special Meeting.

For additional details about where you can find information about ENDRA, please see the section titled “Where You Can Find More Information” beginning on page of this proxy statement/prospectus.

i

GLOSSARY OF SELECTED INDUSTRY TERM

“Btu”	British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
“Development”	drilling and other post-exploration activities aimed at the production of oil, gas and helium.
“Exploration”	oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis and well drilling.
“Gas”	all references to “gas” in this prospectus refer to natural gas.
“GJ”	one billion joules.
“Greenhouse gases (GHG)”

gases in the atmosphere, transparent to solar radiation, that trap infrared radiation emitted by the earth’s surface. The greenhouse gases relevant within the Company’s activities are carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). GHG emissions are commonly reported in CO2 equivalent (CO2eq) according to Global Warming Potential values in line with IPCC AR4, 4th Assessment Report.

“Gross”	“gross” natural gas and oil wells or “gross” acres equal the total number of wells or acres in which we have a working interest.
“Hedging”	the use of derivative commodity and interest rate instruments to reduce financial exposure to commodity price and interest rate volatility.
“Hydrocarbons”

means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, and all minerals, products and substances extracted, separated, processed and produced therefrom or therewith.

“LHe”	liquid helium obtained through the cooling and expansion of gaseous helium to minus 269 °C at normal pressure. One tonne of LHe corresponds to approximately 5,603 cubic meters of gaseous helium.
“LNG”

Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed back into its natural gaseous state and consumed. One tonne of LNG corresponds to 1,400 cubic meters of gas.

m3	one cubic meter.
“MMBtu”	one million British thermal units.
“MMBtu/d”	one million British thermal units per day.
“Mcf”	thousand cubic feet of gas or helium.
“MMcf”	million cubic feet of gas or helium.
“Net”	“net” natural gas and oil wells or “net” acres equals the sum of our fractional ownership working interests we have in gross wells or acres.
“Net acres or Net wells”	the sum of the fractional working interest owned in gross acres or gross wells expressed in whole numbers and fractions of whole numbers.
“Possible reserves”	possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
“Probable reserves”	probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
“Productive well”	a well that is producing oil or gas or that is capable of production.
“Proved developed reserves”	proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

ii

“Proved reserves”

proved oil and gas or helium reserves are those quantities of oil and gas or helium, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Reserves are classified as either developed or undeveloped.

“Proved undeveloped reserves (PUDs)”

means proved reserves that are expected to be recovered from undrilled well locations on existing acreage or from existing wells where a relatively major expenditure is required for recompletion within the five year development window, according to the SEC or Society of Petroleum Engineers definition of PUD.

“Reserves”

reserves are estimated remaining quantities of oil and gas or helium and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the produce or a revenue interest in the production, installed means of delivering oil and gas or helium or related substances to market, and all permits and financing required to implement the project.

“Reservoir”

a porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

“Wellhead”	The equipment at the surface of a well used to control the well’s pressure; the point at which the hydrocarbons and water exit the ground.
“Working interest”	An interest that gives the owner the right to drill, produce and conduct operating activities on a property and receive a share of any production.
“/d”	Per day.
“/y”	Per year.
“10[6]ft3”	Millions of cubic feet.

iii

QUESTIONS AND ANSWERS

The following questions and answers briefly address some frequently asked questions about the ENDRA Special Meeting, the Merger (as defined herein), the Noble Investment (as defined herein) and the proposals to be voted on at the ENDRA Special Meeting. This section, however, provides only summary information and does not include all the information that is important to ENDRA’s stockholders. For a more complete response to these questions and for additional information, we urge ENDRA’s stockholders to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q: What is the Merger?

A: On June 25, 2026, ENDRA Life Sciences Inc. (“ENDRA”), ASP Isotopes Inc., a Delaware corporation (“ASP Isotopes”), Noble Africa LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ASP Isotopes (“Noble Africa”), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of ASP Isotopes (“Renergen”), and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ENDRA (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A. Pursuant to the Merger Agreement, Merger Sub will merge with and into Noble Africa, with Noble Africa continuing as a wholly owned subsidiary of ENDRA and the surviving company of the Merger (the “Surviving Company”). The transactions contemplated by the Merger Agreement are referred to in this proxy statement/prospectus as the “Merger.” In connection with the Merger, ENDRA will change its corporate name to “4K Resources Inc.” In this proxy statement/prospectus, ENDRA following the consummation of the Merger and the name change is referred to as the “Combined Company”.

Q: What is the Noble Investment?

A: Noble Africa has entered into subscription agreements with ASP Isotopes and certain investors (the “Noble Subscription Agreements”), pursuant to which Noble Africa agreed to sell (i) 4,594,216 Class A Units of Noble Africa and/or pre-funded warrants to purchase Class A Units of Noble Africa (the “Noble Pre-Funded Warrants”) to certain institutional investors and other persons and (ii) 3,054,185 Class B Units of Noble Africa to ASP Isotopes, at a price per unit of $6.57 (or $6.57 less the Pre-Funded Warrant exercise price of $0.0001 for the Noble Pre-Funded Warrants), for aggregate gross proceeds to Noble Africa of approximately $50 million (the “Noble Investment”). The closing of the Noble Investment is conditioned upon the satisfaction or waiver of the conditions set forth in the Noble Subscription Agreements and of each of the conditions to the closing of the Merger (the “Closing”). The net proceeds from the Noble Investment are expected to be used for general working capital, including funding of Phase 1 and Phase 2 of Renergen and transaction expenses incurred in connection with the Merger.

Q: What is the Pre-Merger Financing?

A: Prior to the signing of the Merger Agreement, on May 27, 2026, ENDRA entered into that certain securities purchase agreement, dated May 27, 2026 (the “Pre-Merger Purchase Agreement”), with LHE LNG Holdings LLC, a wholly owned subsidiary of ASP Isotopes (the “ASP Affiliate”), pursuant to which ENDRA agreed to sell to the ASP Affiliate in a private placement offering an aggregate of 578,387 shares of ENDRA’s common stock and/or pre-funded warrants to purchase shares of common stock (as amended, the “Pre-Merger Financing Pre-Funded Warrants”), and warrants to purchase an aggregate of up to 1,156,774 shares of ENDRA’s common stock at a per share exercise price of $6.57 (as amended, the “Pre-Merger Financing Warrants”). Each share of ENDRA’s common stock (or Pre-Merger Financing Pre-Funded Warrant in lieu thereof) and accompanying Pre-Merger Financing Warrants were sold at a combined purchase price of $6.57 (or $6.57 less the Pre-Merger Financing Pre-Funded Warrant exercise price of $0.0001 for the Pre-Merger Financing Pre-Funded Warrants). Each Pre-Merger Financing Pre-Funded Warrant is exercisable for one share of ENDRA’s common stock at the exercise price of $0.0001 per share. Pursuant to the terms of the Pre-Merger Purchase Agreement, the Pre-Merger Financing Pre-Funded Warrants and the Pre-Merger Financing Warrants, a portion of the Pre-Merger Financing Pre-Funded Warrants in respect of 187,169 Pre-Merger Financing Pre-Funded Warrant shares and all of the Pre-Merger Financing Warrants will only become exercisable upon ENDRA obtaining stockholder approval of the issuance of such Pre-Merger Financing Pre-Funded Warrant shares and Pre-Merger Financing Warrant shares. The securities purchased by the ASP Affiliate will be treated the same as the securities held by ENDRA’s other securityholders in connection with the Merger.

Q: What will Noble Africa securityholders receive in the Merger?

A: At the Effective Time (as defined in the Merger Agreement), upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each Class A Unit of Noble Africa outstanding immediately prior to the Effective Time (other than the Excluded Company Units (as defined in the Merger Agreement), which shall be automatically cancelled), by virtue of the Merger, shall be converted into the right to receive one share of Class A Common Stock (as defined below), (ii) each Class B Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any Excluded Company Units), by virtue of the Merger, shall be converted into the right to receive one share of Class B Common Stock (as defined below) and (iii) each Pre-Funded Warrant of Noble Africa that is outstanding and unexercised immediately prior to the Effective Time will be assumed and converted into a warrant to purchase Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Pre-Funded Warrant of Noble Africa. See the section titled “The Merger – Merger Consideration” beginning on page 104 of this proxy statement/prospectus for additional details.

Q: What will ENDRA securityholders receive in the Merger?

A: Pursuant to the Merger Agreement and the A&R Combined Company Charter (as defined below), at the Effective Time, each share of ENDRA’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any ENDRA stockholder, be reclassified as one share of Class A Common Stock. Following the Effective Time, upon the exercise of any of ENDRA’s outstanding warrants, the holder of such warrant will have the right to receive, for each share of ENDRA’s common stock that would have been issuable upon such exercise immediately prior to the Effective Time, the same number of shares of Class A Common Stock. Immediately after the Merger, ENDRA securityholders as of immediately prior to the Merger (other than the ASP Affiliate) are expected to own approximately 2.7% of the outstanding Combined Company Common Stock and hold approximately 0.3% of the total combined voting power of Combined Company Common Stock, and ASP Isotopes, along with the other investors in the Noble Investment, are expected to own approximately 96.3% of the outstanding Combined Company Common Stock and hold approximately 99.6% of the total combined voting power of Combined Company Common Stock, in each case assuming full exercise of all pre-funded warrants and no exercise of any other outstanding warrants. The Noble Investment is more fully described in the section titled “Agreements Related to the Merger – The Noble Investment.”

Q: Why are the two companies proposing to merge?

A: ENDRA and Noble Africa believe that combining the two companies will result in a company focused on the exploration and development of onshore natural gas and the integrated production of liquid helium and LNG, and provide existing ENDRA stockholders with a significant opportunity to participate in the potential growth of such company. For a more complete description of the reasons for the Merger, please see the section titled “The Merger – ENDRA’s Reasons for the Merger” beginning on page 94 of this proxy statement/prospectus.

Q: What will happen to ENDRA if, for any reason, the Merger with Noble Africa does not close?

ENDRA has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger with Noble Africa. ENDRA’s future operations are highly dependent on the success of the Merger. In the event the Merger does not close, ENDRA will have a limited ability to continue its current operations. Although ENDRA’s board of directors (the “ENDRA Board”) may elect, among other things, to attempt to identify and complete another strategic transaction if the Merger with Noble Africa does not close, ENDRA may be unable to identify and complete such an alternative strategic transaction or continue to operate the business due to limited cash availability, and it may be required to dissolve and liquidate its assets. If ENDRA decides to dissolve and liquidate its assets, ENDRA would be required to pay all of its outstanding contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of ENDRA and setting aside funds for reserves. Accordingly, holders of ENDRA common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the Company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to ENDRA’s stockholders. For more information about the risks related to not consummating the Merger, please see the section titled “Risk Factors – Risks Related to the Merger” on page 27 of this proxy statement/prospectus.

Q: Will the common stock of the Combined Company trade on an exchange?

A: Shares of ENDRA’s common stock are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “NDRA.” ENDRA intends to file an initial listing application for the Class A Common Stock of the Combined Company with Nasdaq. After completion of the Merger, ENDRA will be renamed “4K Resources Inc.” and it is expected that the Class A Common Stock of the Combined Company will trade on Nasdaq under the symbol “LHE.” It is a condition to the consummation of the Merger that ENDRA will receive confirmation from Nasdaq that the Class A Common Stock has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that ENDRA will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, ENDRA will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that ENDRA stockholders will not have certainty regarding the listing of the Combined Company’s shares of Class A Common Stock at the time you are asked to vote at the ENDRA Special Meeting. For more information, please see the section titled “Risk Factors –  Risks Related to the Merger – The parties to the Merger Agreement may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s Class A Common Stock may not be listed on Nasdaq following completion of the Merger” on page 27 of this proxy statement/prospectus.

On September 30, 2026, the last trading day before the date of this proxy statement/prospectus, the closing sale price of ENDRA’s common stock was $5.96 per share.

Q: When do you expect the Merger to be consummated?

A: The Merger is anticipated to close in the fourth quarter of 2026, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 106 of this proxy statement/prospectus.

Q: What risks should I consider in deciding whether to vote in favor of the Merger?

A: You should carefully review the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Combined Company’s business will be subject, and risks and uncertainties to which each of ENDRA and Renergen, as independent companies, are subject.

Q: What do I need to do now?

A: ENDRA urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference herein, and to consider how the Merger affects you. After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please authorize a proxy to vote your shares promptly so that your shares are represented and voted at the ENDRA Special Meeting.

Q: What are the material U.S. federal income tax considerations of the Merger to U.S. Holders of ENDRA common stock and Noble Africa Units?

A: ENDRA stockholders will not sell, exchange or dispose of any shares of ENDRA common stock as a result of the Merger. Thus, there will be no U.S. federal income tax considerations to ENDRA stockholders as a result of the Merger. Members of Noble Africa whose Noble Africa Units are exchanged for the Combined Company Common Stock in the merger should generally not recognize any taxable gain or loss in the merger. In such case, (i) the aggregate tax basis of a holder of Noble Africa Units in the Combined Company Common Stock received in the merger will equal the aggregate tax basis of the corresponding Noble Africa Units surrendered by such holder in the merger; and (ii) the holding period of a holder of Noble Africa Units for the Combined Company Common Stock received in the Merger will include the holder’s holding period for the corresponding Noble Africa Units surrendered in the Merger. Tax matters are very complicated, and the tax consequences of the merger to a particular holder of Noble Africa Units will depend in part on such holder’s circumstances. Accordingly, ENDRA urges you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section titled “U.S. Federal Income Tax Considerations of the Merger” on page 101 of this proxy statement/prospectus.

Q: What proposals will be voted on at the ENDRA Special Meeting?

A: At the ENDRA Special Meeting, ENDRA stockholders will be asked to consider and vote upon the matters outlined in the accompanying Notice of Special Meeting of Stockholders of ENDRA, including the following:

(1)
The Reverse Stock Split Proposal — to approve amendments to ENDRA’s amended and restated certificate of incorporation (as amended, the “ENDRA Charter”), the text of which is included as Annex D to this proxy statement/prospectus, effecting a reverse stock split of ENDRA’s common stock at a ratio between 1-for-[●] and 1-for-[●], inclusive, one of which reverse stock split ratios will be chosen, at the discretion of the ENDRA Board on or prior to the effective time of the Merger (the “Effective Time”), and the remainder of which reverse stock split ratios will be abandoned (the “Reverse Stock Split Proposal” or “Proposal No. 1”);
(2)
The Merger Proposal – to approve, (a) the Merger, the Merger Agreement, the Related Agreements and the transactions contemplated thereby and (b) pursuant to Nasdaq Listing Rules 5635(a) and/or 5635(b), (i) the issuance of shares of Class A Common Stock and Class B Common Stock to the unitholders of Noble Africa, pursuant to the terms of the Merger Agreement, which will represent more than 20.0% of the shares of ENDRA common stock outstanding immediately prior to the Effective Time and may result in a change of control of ENDRA, and (ii) the issuance of up to 1,481,146 shares of

ENDRA’s common stock upon exercise of prefunded warrants and warrants issued pursuant to the Pre-Merger Purchase Agreement, which represents more than 20.0% of the shares of ENDRA’s common stock outstanding immediately prior to execution of the Pre-Merger Purchase Agreement and may constitute a change of control of ENDRA for purposes of such Nasdaq Listing Rules (the “Merger Proposal” or “Proposal No. 2”);
(3)
The A&R Charter Proposal — to approve ENDRA’s Fifth Amended and Restated Certificate of Incorporation (the “A&R Combined Company Charter”), the text of which is included as Annex E to this proxy statement/prospectus, to, among other things, (i) create a dual class structure of its common stock into Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Combined Company Common Stock”), pursuant to which each share of ENDRA common stock will be reclassified and converted into one share of Class A Common Stock and (ii) cause ENDRA to be renamed “4K Resources Inc.” (the “A&R Charter Proposal” or “Proposal No. 3”);
(4)
The Incentive Plan Proposal — to approve the 4K Resources Inc. 2026 Long-Term Incentive Plan, the text of which is included as Annex F to this proxy statement/prospectus (the “4K Resources Incentive Plan”), which will become effective as of and contingent on the completion of the Merger (the “Incentive Plan Proposal” or “Proposal No. 4”);
(5)
The Merger-Related Compensation Proposal — to approve, by non-binding, advisory vote, the compensation that will or may become payable to ENDRA’s named executive officers that is based on or otherwise relates to the Merger (the “Merger-Related Compensation Proposal” or “Proposal No. 5”); and
(6)
The Adjournment Proposal — to approve an adjournment of the ENDRA Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals No. 1, 2, 3 or 4 (the “Adjournment Proposal” or “Proposal No. 6,” and collectively with the Reverse Stock Split Proposal, the Merger Proposal, the A&R Charter Proposal and the Incentive Plan Proposal, the “ENDRA Stockholder Matters”).

Except for the Merger-Related Compensation Proposal and the Adjournment Proposal, each proposal is conditioned on the approval and adoption of the other proposals. In addition to the requirement of obtaining ENDRA stockholder approval, the Closing of the Merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 106 of this proxy statement/prospectus.

Q: What constitutes a quorum at the ENDRA Special Meeting?

A: The presence, in person or by proxy, of the holders of not less than one-third in voting power of the outstanding shares of ENDRA common stock entitled to vote at the ENDRA Special Meeting (and any adjournment or postponement thereof) is necessary for the transaction of business at the ENDRA Special Meeting (and any adjournment or postponement thereof). This is called a quorum.

Q: When is the record date and who is entitled to vote?

A: The ENDRA Board set the close of business on , 2026 as the record date for determining the stockholders entitled to notice of and to vote at the ENDRA Special Meeting. All record holders of ENDRA’s common stock as of the close of business on that date are entitled to vote. Each outstanding share of ENDRA’s common stock is entitled to one vote. As of the record date, there were shares of ENDRA’s common stock outstanding and entitled to vote at the ENDRA Special Meeting. None of the shares purchased by the ASP Affiliate in the Pre-Merger Financing, including any shares underlying warrants purchased by the ASP Affiliate in the Pre-Merger Financing, will be entitled to vote on the Merger Proposal.

Q: What is a stockholder of record?

A: A stockholder of record, or registered stockholder, is a stockholder whose ownership of ENDRA common stock is reflected directly on the books and records of ENDRA’s transfer agent, VStock Transfer, LLC. If you hold stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in “street name” and are not a stockholder of record. For shares held in street name, the stockholder of record is your bank, broker or similar organization. ENDRA only has access to stock ownership information for registered stockholders. As described below, if you are not a stockholder of record, you will not be able to vote your shares unless you have a proxy from the stockholder of record authorizing you to vote your shares.

Q: What stockholder votes are required to approve each of the proposals at the ENDRA Special Meeting?

A: The following are the voting requirements for each proposal:

•
Proposal No. 1: Reverse Stock Split Proposal. Approval of Proposal No. 1 requires that the votes cast by the holders of outstanding shares of ENDRA common stock entitled to vote on Proposal No. 1 “For” Proposal No. 1 exceed the votes cast “Against” Proposal No. 1.
•
Proposal No. 2: Merger Proposal. The affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock which are present or represented by proxy and entitled to vote thereon is required to approve Proposal 2.
•
Proposal No. 3: A&R Charter Proposal. The affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock entitled to vote thereon, is required to approve Proposal No. 3.
•
Proposal No. 4: Incentive Plan Proposal. The affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock which are present or represented by proxy and entitled to vote thereon is required to approve Proposal No. 4.
•
Proposal No. 5: Merger-Related Compensation Proposal. The affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock which are present or represented by proxy and entitled to vote thereon is required to approve Proposal No. 5.
•
Proposal No. 6: Adjournment Proposal. The affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock which are present or represented by proxy and entitled to vote thereon is required to approve Proposal No. 6.

Except for the Merger-Related Compensation Proposal and the Adjournment Proposal, each proposal is conditioned on the approval and adoption of the other proposals. The approvals of Proposal Nos. 1, 2, 3 and 4 are conditions to the Closing of the Merger.

Q: How are abstentions treated?

A: Abstentions are counted for purposes of determining whether a quorum is present at the ENDRA Special Meeting. Abstentions are not considered “votes cast” and therefore will have no effect on Proposal No. 1. Abstentions will have the same effect as votes “Against” Proposal Nos. 2, 3, 4, 5, and 6.

Q: If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A: Not unless you instruct them to do so. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee.

Please note that you may not vote shares held in street name by returning a proxy card directly to ENDRA or by voting in person at the ENDRA Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee.

Brokers, banks, or other nominees who hold shares of ENDRA common stock in “street name” have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominees are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. None of the proposals that will be voted on at the ENDRA Special Meeting are “routine.” Therefore, brokers, banks and other nominees do not have discretionary authority to vote on any of the proposals.

A broker non-vote would occur if (i) the holder of a share of ENDRA common stock held by a broker, bank or other nominee is present, in person or represented by proxy, at the ENDRA Special Meeting, (ii) the beneficial owner of that share has not instructed his, her or its broker, bank or other nominee on how to vote on a particular proposal and (iii) the broker, bank or other nominee does not have discretionary voting power on such proposal. Since brokers, banks and other nominees do not have discretionary voting authority with respect to any of the proposals that will be voted on at the ENDRA Special Meeting, if a beneficial owner of shares of ENDRA common stock held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be present in person or represented by proxy at the ENDRA Special Meeting. As a result, we do not expect there to be any broker non-votes at the ENDRA Special Meeting.

Q: As an ENDRA stockholder, how does the ENDRA Board recommend that I vote?

A: The ENDRA Board unanimously recommends that ENDRA’s stockholders vote:

•
“FOR” the Reverse Stock Split Proposal;
•
“FOR” the Merger Proposal;
•
“FOR” the A&R Charter Proposal;
•
“FOR” the Incentive Plan Proposal;
•
“FOR” the Merger-Related Compensation Proposal; and
•
“FOR” the Adjournment Proposal.

Q: What are the material U.S. federal income tax consequences of the reverse stock split to holders of ENDRA’s common stock?

A: A holder of ENDRA’s common stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of ENDRA’s common stock, and subject to the discussion in the section titled “Proposal No. 1 – The Reverse Stock Split Proposal.” Please review the information in the section titled “Proposal No. 1 – The Reverse Stock Split Proposal – Certain U.S. Federal Income Tax Consequences of a Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of ENDRA’s common stock.

Q: What is the primary purpose of the Reverse Stock Split Proposal?

A: The purpose of the Reverse Stock Split Proposal is to provide the Company with flexibility to adjust the number of issued shares of ENDRA’s common stock prior to the Effective Time to increase the per-share trading price of ENDRA’s common stock to facilitate compliance with Nasdaq’s minimum bid price listing requirements applicable in connection with the Merger.

Q: What will happen if the Reverse Stock Split Proposal is approved?

A: If the Reverse Stock Split Proposal is approved, at the discretion of the ENDRA Board, ENDRA will effect a reverse stock split with a ratio between 1-for-[●] and 1-for-[●] with respect to the issued shares of ENDRA common stock prior to the Effective Time. ENDRA does not intend to issue fractional shares in the event that a stockholder owns a number of shares of ENDRA’s common stock that is not evenly divisible by the reverse stock split ratio chosen by the ENDRA Board. Stockholders of record who would otherwise hold fractional shares of ENDRA’s common stock as a result of a reverse stock split will be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) in lieu of such fractional shares. A reverse stock split will affect all holders of issued shares of ENDRA common stock at the effective time of a reverse stock split uniformly and will not change any stockholder’s percentage ownership of shares of issued ENDRA common stock (other than as a result of the treatment of fractional shares). Unless otherwise set forth herein or unless the context indicates otherwise, all share amounts in this proxy statement/prospectus do not give effect to a reverse stock split. A reverse stock split is intended to cause the price of an outstanding share of ENDRA common stock to be at least $4.00 and is expected to be undertaken prior to the Effective Time if the ENDRA Board deems it necessary to meet Nasdaq’s minimum bid price listing requirements.

Q: Why am I receiving this proxy statement/prospectus?

A: You are receiving this proxy statement/prospectus because you have been identified as a stockholder of ENDRA as of the applicable record date, and you are entitled to vote to approve the matters set forth herein, or you are, or will prior to the Effective Time be, a member of Noble Africa. This document serves as:

•
a proxy statement of ENDRA used to solicit proxies for the ENDRA Special Meeting and any adjournment or postponement thereof to vote on the matters set forth herein; and
•
a prospectus of ENDRA used to offer shares of Class A Common Stock and Class B Common Stock to the members of Noble Africa pursuant to the terms of the Merger Agreement.

Q: Do I have any dissenters’ or appraisal rights with respect to any of the matters to be voted on at the ENDRA Special Meeting?

A: No. ENDRA’s stockholders do not have any dissenters’ or appraisal rights under Delaware law in connection with the Merger or with respect to any of the matters to be voted on at the ENDRA Special Meeting.

Q: What is a proxy?

A: The ENDRA Board is asking for your proxy. This means that you authorize persons selected by us to vote your shares at the ENDRA Special Meeting in the way that you instruct. We have designated Alexander Tokman and Richard Jacroux to serve as proxy holders for the ENDRA Special Meeting. All shares represented by valid proxies received before the vote at the ENDRA Special Meeting will be voted in accordance with the stockholder’s specific voting instructions.

Q: How can I participate in the ENDRA Special Meeting?

A: You may attend the ENDRA Special Meeting in person solely by means of remote communication via live webcast at www.virtualshareholdermeeting.com/NDRASM2026. The ENDRA Special Meeting will begin at approximately Eastern Time, with log-in beginning at , on , 2026. As with an in-person meeting, you will be able to vote and ask questions during the ENDRA Special Meeting by logging into www.virtualshareholdermeeting.com/NDRASM2026 and entering your stockholder information provided on the Notice previously mailed to you. If you hold shares in street name, you must vote by giving instructions to your broker, bank or other nominee. You should follow the instructions on the form that you receive from your broker, bank or other nominee in order to submit your voting instructions by proxy or questions.

Q: Who can attend and participate in the ENDRA Special Meeting?

A: Broadridge Financial Solutions, Inc. (“Broadridge”) is hosting the ENDRA Special Meeting by means of remote communication via live webcast at www.virtualshareholdermeeting.com/NDRASM2026. While all stockholders will be permitted to listen via live webcast to the ENDRA Special Meeting, only stockholders of record as of the close of business on , 2026, the record date, and holders of valid proxies from such record holders will be able to vote and ask questions for consideration at the ENDRA Special Meeting. To vote and ask questions at the ENDRA Special Meeting, a stockholder of record will need the control number included on their proxy cards or Notices and must follow the instructions posted at www.virtualshareholdermeeting.com/NDRASM2026. Beneficial owners who do not have a control number may gain access to the meeting or can submit a question by following the instructions provided by their broker, bank, or other nominee. We encourage you to access the meeting prior to start time and submit any questions in advance, as described above under “How Can I Participate in the ENDRA Special Meeting?”. Please allow time for online check-in, which will begin at Eastern Time. If you encounter any difficulties accessing the meeting during the check-in or meeting time, please visit the help pages found at www.virtualshareholdermeeting.com/NDRASM2026.

Q: What if I have trouble accessing the ENDRA Special Meeting?

A: If you encounter any difficulties accessing the meeting via live webcast during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

Q: Why is the ENDRA Special Meeting being held by means of remote communication?

A: ENDRA believes that hosting the ENDRA Special Meeting solely by means of remote communication will facilitate stockholder attendance and participation at the ENDRA Special Meeting by enabling stockholders to participate remotely from any location around the world. The ENDRA Special Meeting will be governed by ENDRA’s Rules of Conduct and Procedures, which will be posted on the virtual meeting platform in advance of such ENDRA Special Meeting and will be available for review before and during such ENDRA Special Meeting. The ENDRA Special Meeting provides the same rights and opportunities to stockholders to participate as stockholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform. There will not be a physical meeting location, and stockholders will not be able to attend the ENDRA Special Meeting in person at a physical location.

Q: How do I vote?

A: You may vote by any of the following methods:

•
Virtually during the ENDRA Special Meeting. You may vote by attending the ENDRA Special Meeting in person by means of remote communication via live webcast at www.virtualshareholdermeeting.com/NDRASM2026. Please follow the instructions for attending and voting in person by means of remote communication posted at www.virtualshareholdermeeting.com/NDRASM2026.
•
By mail (if you received a paper copy of the proxy materials by mail). Stockholders of record may vote by signing and returning the proxy card provided.
•
By submitting your proxy by phone or via the internet. You may submit your voting instructions by proxy, by phone, or via the Internet by following the instructions provided in the Notice or the proxy card included with a paper copy of this proxy statement/prospectus.
•
Beneficial owners of shares held in “street name.” You may vote by following the voting instructions provided to you by your bank, broker or other nominee.

Q: What happens if I do not give specific voting instructions?

A: Stockholders of record. If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the ENDRA Board on all matters presented in this this proxy statement/prospectus and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the ENDRA Special Meeting.

Beneficial owners of shares held in “street name.” If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote on “routine” matters but cannot vote on “non-routine” matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a “non-routine” matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is referred to as a “broker non-vote.” If you are a beneficial owner of shares held in street name, you are encouraged to provide the organization that holds your shares with specific voting instructions to ensure that your shares are voted at the ENDRA Special Meeting (as the same may be adjourned or postponed).

Q: Who counts the votes?

A: Broadridge has been engaged as ENDRA’s independent agent to tabulate stockholder votes, which ENDRA refers to as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to the inspector of election for tabulation. If you hold your shares through a bank, broker or other nominee, your bank, broker or other nominee returns one proxy card to the inspector or election on behalf of all its clients.

Q: Where can I find the voting results of the ENDRA Special Meeting?

A: We will announce the voting results in a Current Report on Form 8-K filed with the SEC within four business days following the ENDRA Special Meeting.

Q: Can I revoke my proxy and can I change my vote?

A: If you are a stockholder of record, you may change or revoke your proxy any time before it is voted at the ENDRA Special Meeting by:

•
timely delivering a properly executed, later-dated proxy;
•
delivering a written revocation of your proxy to our Secretary at our principal executive offices; or
•
voting in person by remote communication at the ENDRA Special Meeting.

If you hold your shares beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker, or other nominee following the instructions they provide.

Q: Who is soliciting proxies and paying for this proxy solicitation?

A: ENDRA is paying for the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of ENDRA common stock for the forwarding of solicitation materials to the beneficial owners of ENDRA common stock. ENDRA will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. In addition, ENDRA has engaged D.F. King & Co., Inc. (“D.F. King”) as a paid solicitor in connection with the ENDRA Special Meeting. The cost of such service is approximately $17,500, plus reimbursement of reasonable and customary documented expenses up to $5,000, which will be paid by ASP Isotopes.

Q: What does it mean if I get more than one set of voting materials?

A: Your shares are probably registered in more than one account. Please follow the separate voting instructions that you received for your shares of ENDRA common stock held in each of your different accounts to ensure that all of your shares are voted.

Q: Who can help answer my questions?

A: If you are an ENDRA stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or the other ENDRA Stockholder Matters, including the procedures for voting your shares, you should contact ENDRA’s proxy solicitor at the following address, telephone number or email address:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, NY 10005

Call Toll-Free: (800) 761-6521

Banks and Brokers Call: 212-771-1133

E-mail: ndra@dfking.com

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the ENDRA Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus. For more information, please see the section titled “Where You Can Find More Information” beginning on page of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

The Companies

ENDRA Life Sciences Inc.

3600 Green Court, Suite 350

Ann Arbor, MI 48105

(734) 335-0468

ENDRA is the pioneer of Thermo Acoustic Enhanced UltraSound (TAEUS ®), a ground-breaking technology being developed to assess tissue fat content and monitor tissue ablation during minimally invasive procedures, at the point of patient care. TAEUS ® is focused on the measurement of fat in the liver as a means to assess and monitor steatotic liver disease and metabolic dysfunction-associated steatohepatitis, chronic liver conditions that affect over two billion people globally, and for which there are no practical diagnostic tools.

Kruger Merger Sub LLC

3600 Green Court, Suite 350

Ann Arbor, MI 48105

(734) 335-0468

Merger Sub is a direct, wholly owned subsidiary of ENDRA and was formed solely for the purpose of carrying out the Merger.

Renergen Limited

Sandton Gate, Second Floor

25 Minerva Avenue, Glenadrienne

Sandton, 2196, South Africa

Renergen is a South African energy company focused on the exploration, development and commercialization of helium and liquefied natural gas (“LNG”) resources.

Through its principal asset and 94.5% equity ownership in Tetra4 Proprietary Limited (“Tetra4”), Renergen is positioned around the production of specialty gases and cleaner energy products that are expected to serve high-demand industrial, technology, medical, aerospace, semiconductor, and energy markets. Tetra4 holds an onshore petroleum production right and engages in the production and liquefaction of natural gas and the exploration and development of helium resources at the Virginia Gas Plant located in Free State Province, South Africa (the “Virginia Gas Project”). It provides services that include:

•
Helium Production and Supply: Development of helium resources designed to address supply needs for a scarce, strategically important gas used in medical imaging, semiconductor manufacturing, aerospace, fiber optics, leak detection, and advanced research applications.
•
Liquefied Natural Gas: Production and commercialization of LNG for customers seeking cleaner-burning energy alternatives, including applications in transportation, industrial operations, and distributed energy markets.
•
Strategic Resource Development: Advancement of gas reserves that include helium concentrations intended to provide exposure to markets characterized by constrained global supply, mission-critical end uses, and growing demand from high-technology and energy-transition sectors.

Renergen believes its resource base and operating strategy can position it to participate in attractive end markets for helium and LNG. Helium’s limited global supply, specialized logistics requirements, and use in critical applications create potential commercial opportunities for producers with scalable production and offtake capabilities. Renergen’s LNG operations are expected to complement its helium strategy by supporting monetization of natural gas resources while serving customers seeking reliable and lower-emission fuel alternatives.

On January 6, 2026, ASP Isotopes acquired all of the issued and outstanding ordinary shares of Renergen from Renergen’s stockholders in exchange for shares of ASP Isotopes common stock at an exchange ratio of 0.09196 shares of ASP Isotopes common stock for each Renergen ordinary share (the “Consideration Shares”) through the implementation of a scheme of arrangement (the “Scheme”) in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008, resulting in the issuance of an aggregate of 14,270,000 Consideration Shares. As a result of the transactions contemplated by the Scheme, the ordinary shares of Renergen, which were publicly traded on the JSE and the ASX, were delisted on January 12, 2026, and Renergen became a direct, wholly owned subsidiary of ASP Isotopes. In connection with the delisting, it is expected that Renergen will be renamed “Renergen Proprietary Limited”. Prior to the effective time of the Merger (the “Effective Time”), ASP Isotopes will contribute all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 of Noble Africa’s Class B Units (the “Contribution”).

Noble Africa LLC

2200 Ross Avenue, Suite 4575E

Dallas, TX 75201

(214) 432-8219

Noble Africa is a wholly owned subsidiary of ASP Isotopes formed solely for the purpose of effectuating the Financing and the Merger. As of the date of this proxy statement/prospectus, Noble Africa does not have any material assets, liabilities or operations. Following the Contribution, Noble Africa will own all of the equity interests of Renergen. Noble Africa was incorporated under the laws of Delaware on June 3, 2026.

ASP Isotopes

2200 Ross Avenue, Suite 4575E

Dallas, TX 75201

(214) 432-8219

ASP Isotopes (NASDAQ: ASPI) is developing a differentiated isotope enrichment platform to strengthen global supply chain access to critical materials used in nuclear medicine, next-generation semiconductors, and nuclear energy. ASP Isotopes’ proprietary technologies, the Aerodynamic Separation Process and Quantum Enrichment, are designed to enable the production of isotopes for a range of industrial and advanced technology applications. ASP Isotopes operates isotope enrichment facilities in Pretoria, South Africa, focused on the enrichment of low atomic mass elements, or light isotopes.

ASP Isotopes is the direct parent of Renergen and Noble Africa.

Explanatory Note Regarding the Merger and the Merger Agreement

The following summary of the Merger Agreement, and the copy of the Merger Agreement attached as Annex A to this proxy statement/prospectus, are intended only to provide information regarding the terms of the Merger Agreement. The Merger Agreement and the related summary are not intended to be a source of factual, business or operational information about ENDRA, ASP Isotopes, Noble Africa, Renergen or Merger Sub, and the following summary of the Merger Agreement and the copy thereof included as Annex A, are not intended to modify or supplement any factual disclosure about ENDRA in any documents ENDRA has or will publicly file with the SEC. The Merger Agreement contains representations and warranties by, and covenants of, ENDRA, ASP Isotopes, Noble Africa, Renergen and/or Merger Sub made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to contractual standards of materiality or material adverse effect applicable to the contracting parties that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ENDRA’s public disclosures.

The Merger Agreement (see page 104)

On June 25, 2026, ENDRA entered into the Merger Agreement, by and among ASP Isotopes, Noble Africa, Renergen, ENDRA, and Merger Sub. The Merger Agreement is the legal document governing the Merger and is included in this proxy statement/prospectus as Annex A. All descriptions in this Summary section and elsewhere in this proxy statement/prospectus of the terms and conditions of the Merger are qualified in their entirety by reference to the full text of the Merger Agreement. Please read the Merger Agreement carefully for a more complete understanding of the Merger.

The Merger (see page 88)

At the Effective Time, Merger Sub will merge with and into Noble Africa, with Noble Africa surviving the Merger as the Surviving Company. Following the Merger, “ENDRA Life Sciences Inc.” will be renamed “4K Resources Inc.”

ENDRA’s Reasons for the Merger (see page 94)

On March 25, 2026, ENDRA announced that it had initiated a process to explore strategic alternatives to maximize shareholder value. ENDRA retained Lucid Capital Markets LLC (“Lucid”) to serve as its financial advisor in certain aspects of the process. After a comprehensive review of strategic alternatives, on June 26, 2026, ENDRA announced the signing of a definitive merger agreement with Noble Africa and Renergen. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the ENDRA Board considered a number of factors, including, among others, the following:

•
the historical and current information concerning ENDRA’s business, financial performance, financial condition, operations, management and competitive position, the prospects of ENDRA and business plan, the nature of the medical device industry generally, including financial projections of ENDRA under various scenarios and its short- and long-term strategic objectives;
•
Renergen’s development of helium resources, which is designed to address supply needs for a scarce, strategically important gas used in medical imaging, semiconductor manufacturing, aerospace, fiber optics, leak detection, and advanced research applications;
•
that the ENDRA Board undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and the ENDRA Board’s view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of ENDRA, the restrictions on its use of cash to further its TAEUS development due the limitations set forth in the Securities Purchase Agreement, dated October 10, 2025 with accredited investors, its non-compliance with the Nasdaq’s Minimum Stockholders’ Equity Requirement and prospects of its securities being delisted from the Nasdaq Capital Market, and alternative strategic transactions) were reasonably likely to create greater value to ENDRA’s stockholders;
•
that the Merger would provide existing ENDRA stockholders with a significant opportunity to participate in the potential growth of the Combined Company following the Merger;
•
that the Combined Company is expected to be led by an experienced senior management team and a board of directors with representation from each of the current ENDRA Board and the boards of directors of each of ASP Isotopes and Renergen;
•
the ENDRA Board’s belief, after thorough review of strategic alternatives and discussions with ENDRA’s management, financial advisor, and outside legal counsel, that the Merger is more favorable to ENDRA’s stockholders than the potential value that might have resulted from other strategic alternatives available to ENDRA, including a liquidation and dissolution of ENDRA and the distribution of any available cash or other liquid assets;
•
the ENDRA Board’s belief that, as a result of arm’s length negotiations with ASP Isotopes and Renergen, ENDRA and its representatives negotiated the highest value to which such parties was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to ENDRA in the aggregate to which such parties were willing to agree; and
•
the terms of the Merger Agreement and associated transactions, including the relative percentage ownership of ENDRA stockholders and Noble Africa equityholders immediately following the closing of the Merger, the reasonableness of the fees and expenses related to the Merger and the likelihood that the Merger will be completed.

In the course of its deliberations, the ENDRA Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•
the substantial expenses to be incurred by ENDRA in connection with the Merger;
•
the prohibition on ENDRA to solicit alternative acquisition proposals during the pendency of the Merger;
•
the possible volatility of the trading price of ENDRA common stock resulting from the announcement, pendency or completion of the Merger;
•
the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of ENDRA; and
•
the various other risks associated with the combined company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of this proxy statement/prospectus.

Fairness Opinion (see page 95)

ENDRA has not received, and, as of the date hereof, does not intend to obtain, an opinion from any financial advisor, investment banker, or other firm or person performing a similar function, with respect to the fairness of the Merger Consideration (as defined below), from a financial point of view, to the holders of ENDRA’s common stock. The terms of the Merger were reached through negotiation by ENDRA with ASP Isotopes and Renergen, and were found to be fair to the stockholders of ENDRA by the ENDRA Board. In determining whether to obtain a fairness opinion in connection with consideration of the Merger, the ENDRA Board considered the cost of such an opinion as well as, among other factors, insights gleaned from ENDRA and its financial advisor’s exhaustive process to identify a value-maximizing strategic alternative with other potential partners, the extensive negotiations with ASP Isotopes and Renergen, the ENDRA Board’s assessment of the prospects for Renergen based on its evaluation of its business, when compared to and in light of ENDRA’s current market value and its financial position. See the section titled, “Risk Factors – Risks Related to the Merger – ENDRA did not obtain a third-party opinion as to the fairness of the Merger Consideration, and stockholders will not have the benefit of an independent third-party fairness analysis in evaluating the Merger.”

Interests of ENDRA’s Directors and Executive Officers in the Merger (see page 95)

In considering the recommendation of the ENDRA Board with respect to issuing shares of Combined Company Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by ENDRA stockholders at the ENDRA Special Meeting, ENDRA stockholders should be aware that certain members of the ENDRA Board and executive officers of ENDRA have interests in the Merger that may be different from, or in addition to, interests they have as ENDRA stockholders. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•
following the Merger, Anthony DiGiandomenico, a member of the ENDRA Board, is expected to remain a member of the board of directors of the Combined Company, and may receive cash and other compensation from the Combined Company as determined by the compensation committee of the Combined Company Board;
•
the employment agreement of ENDRA’s Chief Executive Officer provides for severance payments and benefits available in the event of a termination of employment by ENDRA other than for “cause” (as such term is defined in such employment agreement);
•
the continued indemnification of current directors and officers of ENDRA and the continuation of directors’ and officers’ liability insurance after the Merger; and
•
upon the Merger, unvested restricted stock unit (“RSU”) awards held by ENDRA’s directors and officers for 275,972 shares of ENDRA’s common stock are subject to the acceleration of vesting upon the consummation of the Merger.

The ENDRA Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement.

Interests of Noble Africa’s Member and Manager and ASP Isotopes’ Directors and Executive Officers in the Merger (see page 98)

Noble Africa’s sole member, ASP Isotopes, and manager, as well as certain of ASP Isotopes’ directors and executive officers, and their affiliates, have interests in the Merger that may present them with actual or potential conflicts of interest. These interests include the following:

•
after the Merger, ASP Isotopes, as the Combined Company’s majority stockholder, will have the power, acting alone, to approve any action requiring a vote of shares representing a majority of the combined voting power of both classes of the Combined Company Common Stock;
•
ASP Isotopes is a current stockholder of ENDRA through the Pre-Merger Financing;
•
certain of ASP Isotopes’ directors and officers are parties to the Noble Subscription Agreements, and upon the closing of the Merger, such directors and executive officers will be entitled to receive the Merger Consideration for the securities of Noble Africa which they hold;
•
Paul Mann, Sipho Maseko and Robert Ryan, current directors of ASP Isotopes, are expected to be appointed members of the board of directors of the Combined Company following the Merger, and may receive cash and other compensation from the Combined Company as determined by the compensation committee of the Combined Company Board;
•
Paul Mann, ASP Isotopes’ Chief Executive Officer, Jeremy Patullo, Renergen’s Chief Financial Officer, and Nick Mitchell, Renergen’s Chief Operating Officer, are expected to be employed by the Combined Company as Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, and will receive compensation and other consideration from the Combined Company for their services;
•
in connection with the Merger, the Combined Company is expected to enter into a Master Transaction Agreement, Tax Sharing Agreement, Shared Services Agreement, Employee Matters Agreement, and Helium Marketing Agreement with ASP Isotopes; and
•
the expected coverage of directors’ and officers’ liability insurance after the Merger.

ASP Isotopes’ board of directors was aware of these interests and considered them, among other matters, in approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement.

Ownership Structure

The following diagrams depict ENDRA and Noble Africa’s ownership structure before and after giving effect to the Merger, assuming the full exercise of pre-funded warrants. The ownership structure of ENDRA and Noble Africa prior to consummation of the Merger and related transactions is based on ENDRA’s and Noble Africa’s ownership as of the date of this proxy statement/prospectus.

ENDRA Ownership Structure Prior to the Merger

Noble Africa Ownership Structure Prior to the Merger

Combined Company Ownership Structure

ASP Isotopes Inc.
(Delaware)
Existing ENDRA Stockholders
Noble Investment Purchasers
Outstanding – 89.4%
Voting – 98.8%
Outstanding – 2.7%
Voting - 0.3%
Outstanding – 6.9%
Voting - 0.8%
ENDRA Life Sciences Inc.
(to be renamed 4K Resources Inc.)
(Delaware)
100%
Kruger Merger Sub, LLC
(Delaware)
100%
Other Operating Subsidiaries
Renergen Limited
(South Africa)
Other Strategic Investor
94.5%
5.5%
Tetra4 Proprietary Limited
(South Africa)

Management Following the Merger (see page 100)

Pursuant to the Merger Agreement, immediately after the Effective Time, the Combined Company Board will be composed of seven members, of which (i) one is to be the Chief Executive Officer of the Combined Company (the “CEO Director”), (ii) five are to be non-executive directors designated solely by Noble Africa (the “Noble Directors”) and (iii) one is to be a non-executive director designated solely by ENDRA (the “ENDRA Director”). Each director will hold office until his or her term expires at the next annual meeting of stockholders or until his or her earlier death, resignation, removal or termination. It is anticipated that each of ENDRA’s incumbent directors, other than Mr. DiGiandomenico will resign from the ENDRA Board, and that each of ENDRA’s current executive officers will resign from his or her position, in each case effective upon the Closing of the Merger.

The following table lists the names, ages and positions of the individuals who are expected to serve as directors and executive officers of the Combined Company upon consummation of the Merger:

Name	Age	Position
Executive Officers
Paul Mann	50	Chief Executive Officer and Chairman
Jeremy Patullo	43	Chief Financial Officer
Nick Mitchell	47	Chief Operating Officer

Non-Employee Directors
Anthony DiGiandomenico	59	Director
Sipho N. Maseko	58	Director
Robert Ryan	58	Director
[●]	[●]	Director
[●]	[●]	Director
[●]	[●]	Director

Each executive officer of the Combined Company will serve at the discretion of the Combined Company’s board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers.

Listing of the Combined Company Common Stock (see page 100)

Shares of ENDRA common stock are currently listed on The Nasdaq Capital Market under the symbol “NDRA.” ENDRA intends to file an initial listing application for the Class A Common Stock of the Combined Company with Nasdaq. If such application is accepted, ENDRA anticipates that the Class A Common Stock of the Combined Company will be listed on Nasdaq following the Closing of the Merger under the trading symbol “LHE.” It is a condition to the consummation of the Merger that ENDRA obtains approval of the listing of the Class A Common Stock on Nasdaq, but there can be no assurance such listing condition will be met or that ENDRA will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. However, in the event that the Class A Common Stock is not approved for listing on Nasdaq, it is possible that ENDRA and Noble Africa may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, ENDRA will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If ENDRA proceeds with the Merger in these circumstances, the Class A Common Stock of the Combined Company may not be listed on Nasdaq.

Regulatory Approvals (see page 101)

Neither ENDRA nor Noble Africa is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, ENDRA must comply with applicable federal and state securities laws and Nasdaq rules in connection with the issuance of shares of the Combined Company Common Stock in the Merger, including the filing with the SEC of this proxy statement/prospectus and the required stockholder approval for any resulting “change of control” of ENDRA under Nasdaq rules.

Noble Africa is required to obtain a consent from the United States International Development Finance Corporation (the “DFC”) as it relates to that certain Finance Agreement, dated August 20, 2019, by and between Tetra4 and the United States International Development Finance Corporation (formerly known as the Overseas Private Investment Corporation) (the “DFC Credit Facility Agreement”).

Reverse Stock Split (see page 101)

Pursuant to the Merger Agreement, on the closing date of the Merger prior to the Effective Time, subject to the prior receipt of stockholder approval, ENDRA may implement a reverse stock split for the purpose of complying with Nasdaq listing standards, at a reverse split ratio between 1-for-[●] and 1-for-[●] approved by the Board.

U.S. Federal Income Tax Considerations of the Merger (see page 101)

ENDRA stockholders will not sell, exchange or dispose of any shares of ENDRA common stock as a result of the Merger. Thus, there will be no U.S. federal income tax considerations to ENDRA stockholders as a result of the Merger. Members of Noble Africa whose Noble Africa Units are exchanged for the Combined Company Common Stock in the merger should generally not recognize any taxable gain or loss in the merger. In such case, (i) the aggregate tax basis of a holder of Noble Africa Units in the Combined Company Common Stock received in the merger will equal the aggregate tax basis of the corresponding Noble Africa Units surrendered by such holder in the Merger; and (ii) the holding period of a holder of Noble Africa Units for the Combined Company Common Stock received in the merger will include the holder’s holding period for the corresponding Noble Africa Units surrendered in the Merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular holder of Noble Africa Units will depend in part on such holder’s circumstances. Accordingly, ENDRA urges you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

In addition, a holder of ENDRA’s common stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of ENDRA’s common stock, and subject to the discussion in the section titled “Proposal No. 1 – The Reverse Stock Split Proposal.” Please review the information in the section titled “Proposal No. 1 – The Reverse Stock Split Proposal – Certain U.S. Federal Income Tax Consequences of a Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of ENDRA’s common stock.

Form of the Merger (see page 104)

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub, a subsidiary of ENDRA will merge with and into Noble Africa, an intermediate holding company for Renergen, with Noble Africa continuing as a wholly owned subsidiary of ENDRA and the surviving company of the Merger. In connection with the Merger, ENDRA will change its corporate name to “4K Resources Inc.”

Merger Consideration (see page 104)

Pursuant to the Merger Agreement, prior to the Effective Time, ASP Isotopes will contribute all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 of Noble’s Class B Units (collectively, the “Merger Consideration”). The shares of Class B Common Stock received by ASP Isotopes upon conversion of the Class B Units of Noble Africa in connection with the Merger will entitle ASP Isotopes to 10 votes per share on all matters submitted to a vote of the stockholders of the Combined Company.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

•
all of the units of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become units of the Surviving Company (“Surviving Company Units”), and ENDRA will be admitted as the sole member of the Surviving Company as the holder of all Surviving Company Units;
•
each Class A Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any units of Noble held by ENDRA, Merger Sub, Noble Africa or any of their respective subsidiaries (the “Excluded Company Units”), which shall be automatically cancelled), by virtue of the Merger, will be converted into the right to receive one share of Class A Common Stock;
•
each Class B Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any Excluded Company Units), by virtue of the Merger, will be converted into the right to receive one share of Class B Common Stock;
•
each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Class A Common Stock, and ENDRA will assume the terms of the Pre-Funded Warrant by which such Pre-Funded Warrant is evidenced (with changes to such documents as ASP Isotopes and ENDRA mutually agree are appropriate to reflect the substitution of the Pre-Funded Warrant by ENDRA to purchase shares of Class A Common Stock);

•
pursuant to the A&R Combined Company Charter, each share of ENDRA’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any ENDRA stockholder, be reclassified as one share of Class A Common Stock; and
•
each warrant to purchase shares of ENDRA common stock, including the Pre-Merger Financing, Pre-Funded Warrants and the Pre-Merger Financing Warrants, to the extent then outstanding and unexercised immediately prior to the Effective Time, shall automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire one share of the Combined Company Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former warrant immediately prior to the Effective Time, taking into account any changes or adjustments thereto by reason of the Merger Agreement or the transactions contemplated thereby.

4K Resources Incentive Plan (see page 106)

Prior to the Effective Time, the ENDRA Board will adopt the 4K Resources Incentive Plan, subject to the approval of the Incentive Plan Proposal by ENDRA’s stockholders and the Closing of the Merger and effective as of the Effective Time. Subject to the approval of the 4K Resources Incentive Plan by the stockholders of ENDRA prior to the Effective Time, ENDRA will file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by ENDRA, relating to the shares of Class A Common Stock issuable with respect to the 4K Resources Incentive Plan. The form of the 4K Resources Incentive Plan is attached to this proxy statement/prospectus as Annex F.

Conditions to the Completion of the Merger (see page 106)

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, including the following:

•
the holders of the requisite voting power of ENDRA’s common stock must have approved the ENDRA Stockholder Matters (the “ENDRA Stockholder Approval”);
•
there shall not be in effect any injunction or other order of any Governmental Entity (as defined in the Merger Agreement) of competent jurisdiction prohibiting, enjoining, restricting or making illegal the consummation of the Merger and other contemplated transactions in the Merger Agreement;
•
the registration statement of which this proxy statement/prospectus forms a part will have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the registration statement;
•
Nasdaq must have approved the listing of the Class A Common Stock to be issued in connection with the Merger;
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Noble Africa shall have received, or will receive substantially simultaneously with the Closing of the Merger, in all events prior to the Effective Time, aggregate gross cash proceeds of at least $50,000,000 from the Noble Investment;
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Noble Africa shall have obtained a written consent from the United States International Development Finance Corporation as it relates to the DFC Credit Facility Agreement in connection with the Merger; and
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the A&R Combined Company Charter shall have been duly filed with the Secretary of State of the State of Delaware.

In addition, ASP Isotopes’ and Noble Africa’s obligations to complete the Merger are subject to the satisfaction or waiver by that party of the following additional conditions:

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the representations and warranties of ENDRA and Merger Sub regarding certain matters including matters related to organization and qualification, capitalization, authority, consents, and brokers must be true and correct in all material respects on and as of the Closing of the Merger except for those representations and warranties which address matters only as of a particular date, which representations and warranties must be true and correct, subject to the qualifications as set forth in the preceding as of such particular date;
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the remaining representations and warranties of ENDRA and Merger Sub must be true and correct in all respects on the date of the Merger Agreement and on the Closing of the Merger with the same force and effect as if made on the date on which the Merger is to be completed except where the failure to be so true and correct would not reasonably be expected to have a material adverse effect or, if such representations and warranties address matters as of a particular date, then as of that particular date;

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ENDRA and Merger Sub shall have performed or complied with in all material respects all of ENDRA’s or Merger Sub’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing Date;
•
since the date of the Merger Agreement, no state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of ENDRA and its subsidiaries, taken as a whole; or (b) the ability of ENDRA to consummate the Merger by the December 31, 2026 (the “Outside Date”); provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, or other health emergencies; (iv) changes attributable to the public announcement of the Merger Agreement or the pendency of the transactions contemplated in the Merger Agreement (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable legal requirements or enforcement or interpretations thereof or decisions by any Governmental Entity after the date of the Merger Agreement; (vi) changes in GAAP (or any interpretation thereof) after the date of the Agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events or conditions generally affecting the industries and markets in which any ENDRA and its subsidiaries operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in material adverse effect (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement, (B) taken with the prior written consent of or at the prior written request of ENDRA, ASP Isotopes or Noble Africa; or (xi) any change in the stock price or trading volume of the ENDRA’s common stock provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events or effects described in clause (i), (iii), (v), (vi), or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of the ENDRA and its subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the ENDRA and its subsidiaries conducts its operations, then such state of facts, developments, changes, circumstances, occurrences, events, or effects may be taken into account (unless otherwise excluded) in determining whether a material adverse effect has occurred, but solely to the extent of such disproportionate impact;
•
ENDRA shall have delivered a certificate executed by a representative of ENDRA and Merger Sub confirming certain sections of the Merger Agreement have been duly satisfied;
•
ENDRA shall have caused all issued and outstanding ENDRA Preferred Stock to be converted, redeemed, exchanged, cancelled or retired such that, as of the Effective Time, there is no ENDRA Preferred Stock issued or outstanding;
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ENDRA shall have PubCo Cash of at least $3,800,002.59, less the aggregate amount of payments in respect of any liabilities and obligations under that certain Investor Relations Agreement (the “Investor Relations Agreement”), dated July 15, 2026, between RedChip Companies, Inc. (“RedChip”) and ENDRA (the “IRA Payments”); and
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ENDRA shall have delivered various other closing deliverables as required by the Merger Agreement.

In addition, the obligation of ENDRA and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•
the representations and warranties of ASP Isotopes, Noble Africa and Renergen regarding certain matters, including matters related to organization, subsidiaries, authority, no conflict, and brokers in the Merger Agreement must be true and correct in all material respects on the Closing of the Merger except for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct as of such particular date);
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the remaining representations and warranties of ASP Isotopes, Noble Africa and Renergen must be true and correct in all respects on the date of the Merger Agreement and on the Closing of the Merger with the same force and effect as if made on the date on which the Merger is to be completed except where the failure to be so true and correct would not reasonably be expected to have a material adverse effect or, if such representations and warranties address matters as of a particular date, then as of that particular date;

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ASP Isotopes, Noble Africa and Renergen shall have performed or complied with in all material respects all of ASP Isotopes’, Noble Africa’s and Renergen’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing Date;
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since the date of the Merger Agreement, no state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of (i) ASP Isotopes or (ii) Noble Africa or (b) the ability of the ASP Isotopes, Noble Africa and Renergen to consummate the Merger by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, or other public health emergencies; (iv) changes attributable to the public announcement or the pendency of the Merger (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable legal requirements or enforcement or interpretations thereof or decisions by any governmental entity after the date of the Merger Agreement; (vi) changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting the industries and markets in which any of ASP Isotopes, Noble Africa or Renergen operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a material (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement, (B) taken with the prior written consent of or at the prior written request of ENDRA, or (C) taken by, or at the request of, ENDRA; provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events, or effects described in clause (i), (iii), (v), (vi), or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of Noble Africa or Renergen, taken as a whole, relative to similarly situated companies in the industries in which Noble Africa or Renergen conduct their operations, then such state of facts, developments, changes, circumstances, occurrences, events, or effects may be taken into account (unless otherwise excluded) in determining whether a material adverse effect has occurred, but solely to the extent of such disproportionate impact;
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ASP Isotopes, Noble Africa and Renergen shall have delivered a certificate executed by an authorized representative of ASP Isotopes, Noble Africa or Renergen confirming certain sections of the Merger Agreement have been duly satisfied;
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ASP Isotopes, Noble Africa and Renergen shall have delivered various other closing deliverables as required by the Merger Agreement; and
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ASP Isotopes shall have contributed all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 Class B Units of Noble Africa.

No Solicitation (see page 110)

Each party has agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement (the “Pre-Closing Period”), neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries authorize any of its representatives to, directly or indirectly:

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solicit, initiate, or knowingly encourage any inquiries or proposals by, or provide any information to, any person (other than the parties) concerning any Acquisition Proposal (as defined below) or any Business Combination (as defined below);
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enter into or continue any discussions, negotiations, or transactions with or respond to any inquiries or proposals by any other Person concerning any Acquisition Proposal or any Business Combination, except to inform such person of the applicable party’s non-solicitation obligations;
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enter into any agreement regarding an Acquisition Proposal or a Business Combination;

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commence, continue, or renew any due diligence investigation regarding an Acquisition Proposal or a Business Combination; or
•
prepare or take any steps in connection with an offering of any securities of Noble Africa or Renergen (or any affiliate or successor), except in respect of the Noble Investment.

Termination (see page 115)

The Merger Agreement may be terminated prior to the Closing:

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by mutual written agreement of ENDRA and Noble Africa;
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by either ENDRA or Noble Africa if the Closing shall not have occurred by December 31, 2026 (the “Outside Date”); provided, however, that this right to terminate the Merger Agreement shall not be available to the party whose action or failure or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;
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by either ENDRA or Noble Africa if a governmental entity shall have issued any final non-appealable order, or any applicable legal requirement shall be in effect, making the Merger illegal or permanently prohibiting the Merger;
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by either ENDRA or Noble Africa, if any representation or warranty of the other party was inaccurate as of the date of the Merger Agreement or becomes inaccurate or if the other party breaches any covenant or agreement set forth in the Merger Agreement, in each case, such that the certain closing conditions set forth in Merger Agreement would not be satisfied as of the time of such inaccuracy or breach, subject to certain limitations;
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by either ENDRA or Noble Africa, if at the ENDRA Special Meeting (after taking into account any adjournments or postponements thereof), approval of the ENDRA Stockholder Matters is not obtained; and
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by Noble Africa, if the ENDRA Board or any committee or subcommittee thereof makes a Change in Recommendation.

Voting Agreements (see page 116)

On June 25, 2026, concurrently and in connection with the execution of the Merger Agreement, certain stockholders of ENDRA holding an aggregate 268,395 shares, or 17.9%, of ENDRA’s common stock (based on 1,499,838 shares of ENDRA’s common stock outstanding as of June 30, 2026), entered into voting agreements by and among Noble Africa, ENDRA and such stockholders (the “Voting Agreements”). The Voting Agreements provide that the stockholders of ENDRA shall appear for quorum purposes, vote their shares of common stock in favor of the ENDRA Stockholder Matters and vote against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the ENDRA Stockholder Matters. The Voting Agreements also provide ENDRA with an irrevocable proxy to vote the shares of common stock covered by the Voting Agreements as required if a stockholder fails to do so.

Lock-Up Agreements (see page 117)

On June 25, 2026, ASP Isotopes entered into a lock-up agreement with ENDRA (the “ASP Isotopes Lock-Up Agreement”), pursuant to which ASP Isotopes agreed not to, during the period commencing upon the Closing and ending on the date that is 120 days after the Closing Date (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Combined Company Common Stock or any securities convertible into or exercisable or exchangeable for shares of Combined Company Common Stock (including without limitation, shares of Combined Company Common Stock or such other securities of the Combined Company which may be deemed to be beneficially owned by ASP Isotopes in accordance with the rules and regulations of the SEC and securities of the Combined Company which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and Combined Company Common Stock or such other securities to be issued to ASP Isotopes in connection with the Merger Agreement, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by ASP Isotopes, except as set forth below (collectively, the “ASP Isotopes’ Shares”); (2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ASP Isotopes’ Shares regardless of whether any such transaction is to be settled by delivery of shares of Combined Company Common Stock or other securities, in cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration of any shares of Combined Company Common Stock or any security convertible into or exercisable or exchangeable for shares of Combined Company Common Stock (other than such rights set forth in the Merger Agreement); or (4) except for any support agreement entered into in connection with the Merger by ASP Isotopes with ENDRA and Noble Africa, grant any proxies or powers of attorney with respect to any Combined Company Common Stock, deposit any Combined Company Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Combined Company Common Stock; or (5) publicly disclose the intention to do any of the foregoing.

Registration Rights Agreement (see page 117)

At the Closing of the Merger, the Combined Company and ASP Isotopes will enter into a Registration Rights Agreement, pursuant to which ASP Isotopes will be granted customary registration rights with respect to securities of the Combined Company held by ASP Isotopes following the Closing of the Merger (the “Registration Rights Agreement”).

Master Transaction Agreement (see page 118)

In connection with the Merger, it is expected that the Combined Company will enter into a master transaction agreement with ASP Isotopes, which will contain key provisions relating to the Combined Company’s ongoing relationship with ASP Isotopes (the “Master Transaction Agreement”).

Tax Sharing Agreement (see page 119)

In connection with the Merger, it is expected that the Combined Company will enter into a tax sharing agreement with ASP Isotopes and its affiliates (the “Tax Sharing Agreement”). The Tax Sharing Agreement will govern the respective rights, responsibilities and obligations of ASP Isotopes and the Combined Company after the Merger with respect to certain tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

Administrative Services Agreements (see page 120)

In connection with the Merger, it is expected that the Combined Company and ASP Isotopes will enter into a shared services agreement (the “Shared Services Agreement”) and an employee matters agreement (the “Employee Matters Agreement” and, together with the Shared Services Agreement, the “Administrative Services Agreements”). Under the Administrative Services Agreements, ASP Isotopes will provide the Combined Company with certain management and administrative services, including:

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routine management, administration, finance and accounting, legal and human resources services;
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paying agent services for domestic payroll, certain accounts payable and other expenses;
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support services in countries where the Combined Company does not have a legal entity; and
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research and development and procurement services.

Helium Marketing Agreement (see page 121)

In connection with the Merger, it is expected that Tetra4 will enter into the Helium Marketing Agreement (the “Helium Marketing Agreement,” together with, the Master Transaction Agreement, the Tax Sharing Agreement, the Shared Services Agreement and the Employee Matters Agreement, the “Related Agreements”) with ASP Isotopes, pursuant to which ASP Isotopes will provide marketing and sales services relating to liquefied helium produced at the Virginia Gas Project’s helium processing plant in Free State Province, South Africa, including identifying and introducing prospective customers, supporting the negotiation of sales contracts and, with respect to the Phase 2 facility, arranging delivery logistics.

Anticipated Accounting Treatment (see page 103)

The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Renergen will be considered the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger: (i) ASP Isotopes will own a substantial majority of the voting rights of the Combined Company and (ii) Noble Africa will designate a majority of the initial members of the board of directors of the Combined Company. For accounting purposes, the Merger will be treated as the equivalent of Renergen issuing units to acquire the net assets of ENDRA, which are expected to primarily consist of nominal non-operating assets and liabilities. Following the Closing of the Merger, the net assets of ENDRA will be recorded at fair value, which is expected to approximate their carrying value, with no goodwill or other intangible assets recorded in the financial statements of Renergen and the reported operating results prior to the Merger will be those of Renergen.

Appraisal Rights and Dissenters’ Rights (see page 103)

Holders of ENDRA’s common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Under the Delaware Limited Liability Company Act (the “DLLCA”), members of a Delaware limited liability company are not entitled to appraisal rights, and Noble Africa’s limited liability company agreement (the “Noble Africa Company Agreement”) does not provide for appraisal rights.

Comparison of Corporate Governance and Stockholders’ Rights (see page 255)

ENDRA is a corporation incorporated under the laws of the State of Delaware and, accordingly, the rights of the ENDRA stockholders are currently, and will continue to be, governed by the Delaware General Corporation Law (the “DGCL”). Noble Africa is a limited liability company organized under the laws of the State of Delaware and, accordingly, the rights of the Noble Africa members are governed by the Noble Africa Company Agreement and the DLLCA. If the Merger is completed, Noble Africa unitholders will become Combined Company common stockholders, and their rights will be governed by the DGCL, the A&R Combined Company Charter and the ENDRA Bylaws, the text of which are included as Annex E and Annex C, respectively.

Summary Risk Factors (see page 27)

Both ENDRA and Renergen are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders. Below is a summary of such risks. Additional discussion of the risks summarized in this summary of risk factors can be found below under the heading “Risk Factors” and should be carefully considered, together with other information in this proxy statement/prospectus, before deciding how to vote.

Risks Related to the Merger

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The Merger is subject to conditions, including approval by ENDRA’s stockholders, that are outside the parties’ control, and the Merger may not be completed.
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Failure to complete the Merger could adversely affect ENDRA and Renergen and the market price of ENDRA’s common stock.
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The parties to the Merger Agreement may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s Class A Common Stock may not be listed on Nasdaq following completion of the Merger.
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The announcement and pendency of the Merger may disrupt Renergen’s and ENDRA’s business and divert the attention of management.
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ENDRA, Noble Africa and Renergen will incur significant transaction-related costs in connection with the Merger.
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Lawsuits may be filed against the parties to the Merger Agreement challenging the Merger, and an adverse judgment could prevent or delay its completion.
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The Combined Company is expected to engage in related persons transactions with ASP Isotopes that may divert the Combined Company’s resources, create opportunity costs and prove to be unsuccessful.
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ENDRA did not obtain a third-party opinion as to the fairness of the Merger Consideration, and stockholders will not have the benefit of an independent third-party fairness analysis in evaluating the Merger.
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Lucid, ENDRA’s financial advisor, is being compensated with securities of the Combined Company and is simultaneously serving as a placement agent in connection with the Noble Investment, which may create a conflict of interest between Lucid’s financial incentive to see the Merger completed and its role advising the ENDRA Board.

Risks Related to the Proposed Reverse Stock Split

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The reverse stock split may not increase the Combined Company’s stock price over the long term.
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The reverse stock split may decrease the liquidity of the Combined Company Common Stock.

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The reverse stock split may lead to a decrease in overall market capitalization of the Combined Company.
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If the reverse stock split does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or is otherwise taxable to U.S. ENDRA common stock stockholders, then such holders may be required to pay U.S. federal income taxes.

Risks Relating to Ownership of Combined Company Common Stock

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An active market for the Class A Common Stock may not develop, which would adversely affect the liquidity and price of the Class A Common Stock.
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There can be no assurance that the shares of Class A Common Stock that will be issued in connection with the Merger will be approved for listing on the Nasdaq following the Closing of the Merger, or that the Combined Company after the Closing of the Merger will be able to comply with the continued listing rules of Nasdaq.
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The price of the Class A Common Stock may change significantly following the Merger, and you could lose all or part of your investment as a result.
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The dual class structure of the Combined Company Common Stock will have the effect of concentrating voting control with holders of the Class B Common Stock, which will limit the ability of holders of Class A common stock to influence corporate matters.
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Future sales, or the perception of future sales, of Class A Common Stock by the Combined Company or the Combined Company’s stockholders in the public market following the Merger could cause the market price for the Class A Common Stock to decline.
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Following the completion of the Merger, ASP Isotopes will control the Combined Company, and its interests may conflict with the interests of the Combined Company or yours in the future.
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Provisions in the A&R Combined Company Charter and Delaware corporate law will make it more difficult to effect a change in control of the Combined Company, which could adversely affect the price of the Class A Common Stock.

Risks Related to Renergen

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Renergen has a limited operating history, which makes it difficult to evaluate its business and prospects, and Renergen is susceptible to the difficulties associated with rapid growth and expansion.
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Renergen will require substantial additional capital to fund its operations and the development of Phase 2 of the Virginia Gas Project, which may not be available on acceptable terms, or at all.
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Renergen has several additional supporting authorizations, licenses and permits to obtain before Phase 2 of the Virginia Gas Project is considered fully permitted, which Renergen may not timely obtain or obtain at all.
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Renergen’s overall cost to complete construction of Phase 2 is an estimate based on assumptions that may be inaccurate and are based on existing economic and operating conditions that may change in the future. If actual costs are materially greater than Renergen’s estimates, Renergen’s business, financial condition and results of operations may be negatively impacted.
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There is no assurance that Renergen will be able to execute future take-or-pay agreements with customers on favorable pricing terms, if at all.
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Renergen’s results of operations and financial condition are dependent upon the economic, environmental, social and political conditions in South Africa.
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Renergen anticipates Renergen will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Renergen.
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Natural gas prices are volatile. A sustained decline in natural gas prices could adversely affect Renergen’s business, financial condition and results of operations and Renergen’s ability to meet Renergen’s capital expenditure obligations and financial commitments.

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Poor general economic, business, or political conditions may have a material adverse effect on Renergen’s results of operations, liquidity, and financial condition.
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Extreme weather and changing climatic conditions exacerbated by climate change impacts, including prolonged droughts, could lead to delays in Renergen’s projects and adversely affect Renergen’s operations.
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Renergen’s reserves data are estimates based on assumptions that may be inaccurate and are based on existing economic and operating conditions that may change in the future, which could materially and adversely affect the quantities and value of Renergen’s reserves.
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The historical financial results of Renergen included elsewhere in this proxy statement/prospectus may not be indicative of what Renergen’s actual financial position or results of operations will be in future periods.
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The DFC Credit Facility Agreement and IDC Loan Agreement place operating restrictions on Renergen and create default risks.
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Renergen may not be able to generate sufficient cash to service all of Renergen’s indebtedness and may be forced to take other actions to satisfy Renergen’s obligations under applicable debt instruments, which may not be successful.
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Renergen is subject to legislation, regulations and policies and compliance with current and future administrative, regulatory and other obligations could result in increased costs.

Risks Related to ENDRA’s Business

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ENDRA has a history of operating losses and will need to raise significant additional capital to continue its business and operations. If ENDRA is unable to raise capital or secure financing on favorable terms, or at all, to meet its capital and operating needs, ENDRA will be forced to delay or reduce its product development program and commercialization efforts, which would have a material adverse effect on its business.
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ENDRA may not be able to successfully execute its TAEUS business model.
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ENDRA has limited resources and depends on third parties to design and manufacture, and seek regulatory approval of, its TAEUS applications. If any third party fails to successfully design, manufacture or obtain regulatory approval of TAEUS applications, its business will be materially harmed.
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If ENDRA is unable to protect its intellectual property, which entails significant expense and resources, then its financial condition, results of operations and the value of its technology and products could be adversely affected.
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Failure to comply with laws and regulations could harm ENDRA’s business.
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ENDRA’s stock is subject to minimum requirements to remain listed on The Nasdaq Capital Market, including a minimum bid price requirement and stockholders’ equity requirement, and may be delisted if it does not maintain compliance with those requirements.

RISK FACTORS

The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote. You should also read and consider the other information in this proxy statement/prospectus and additional information about ENDRA set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 which is filed with the SEC, as updated by its Quarterly Reports on Form 10-Q. Please see the section titled “Where You Can Find More Information” beginning on page of this proxy statement/prospectus for further information.

Risks Related to the Merger

The Merger is subject to conditions, including approval by ENDRA’s stockholders, that are outside the parties’ control, and the Merger may not be completed.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions, many of which are outside the control of the parties. These conditions include, among others, the approval of the ENDRA Stockholder Matters by ENDRA’s stockholders at the ENDRA Special Meeting, the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the approval for listing of the Class A Common Stock to be issued as Merger Consideration on Nasdaq, ENDRA having an amount of cash equal to or greater than $3.8 million, less the IRA Payments, the receipt by Noble Africa of the proceeds of the approximately $50 million Noble Investment, ASP Isotopes having effected the contribution of its equity interests in Renergen to Noble Africa and Noble Africa’s receipt of the written consent of the U.S. International Development Finance Corporation as required under the finance agreement with a subsidiary of Renergen. There can be no assurance that these conditions will be satisfied or waived on a timely basis, if at all, or that the Merger will be completed on the terms contemplated by the Merger Agreement or at all.

Failure to complete the Merger could adversely affect ENDRA and Renergen and the market price of ENDRA’s common stock.

If the Merger is not completed, ENDRA’s and Renergen’s respective businesses may be adversely affected, and each will be subject to a number of risks, including that the market price of ENDRA’s common stock may decline to the extent that the current market price reflects an assumption that the Merger will be completed, that the parties will have incurred significant costs that must be paid regardless of whether the Merger is completed, and that management’s attention will have been diverted from ongoing business operations. Either ENDRA or Noble Africa may terminate the Merger Agreement if the Merger has not been completed by December 31, 2026, or upon the occurrence of certain other events, including the failure of ENDRA’s stockholders to approve the ENDRA Stockholder Matters at the ENDRA Special Meeting.

The parties to the Merger Agreement may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s Class A Common Stock may not be listed on Nasdaq following completion of the Merger.

Pursuant to the Merger Agreement, ENDRA agreed to use its reasonable best efforts to cause the shares of Combined Company Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Additionally, under the Merger Agreement, each of ENDRA’s and Noble Africa’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the shares of Combined Company Common Stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. In the event that the shares of the Combined Company Common Stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that ENDRA and Noble Africa may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, ENDRA will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If ENDRA proceeds with the Merger in these circumstances, the Combined Company Common Stock may not be listed on Nasdaq.

If the Combined Company Common Stock is not listed on Nasdaq following completion of the Merger, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the Combined Company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the Combined Company Common Stock. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company Common Stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the Combined Company and could have a material adverse effect on the Combined Company.

The announcement and pendency of the Merger may disrupt Renergen’s and ENDRA’s business and divert the attention of management.

The announcement and pendency of the Merger, whether or not it is completed, may have an adverse effect on Renergen’s and ENDRA’s business relationships, operating results and businesses generally. Uncertainty about the effect of the Merger on employees, customers, offtakers, suppliers, lenders and other third parties may impair the parties’ ability to attract, retain and motivate key personnel, to maintain relationships with customers and financing sources, and to pursue their respective business strategies. In addition, the pendency of the Merger may divert the attention of management from the parties’ day-to-day operations and the pursuit of other opportunities that could have been beneficial to the parties.

ENDRA, Noble Africa and Renergen will incur significant transaction-related costs in connection with the Merger.

ENDRA, Noble Africa and Renergen have incurred, and expect to continue to incur, significant costs, expenses and fees in connection with the Merger and the related transactions, including financial advisory, legal, accounting, filing and printing fees. Many of these costs are payable regardless of whether the Merger is completed. These costs could adversely affect the financial condition and results of operations of ENDRA following the Merger, or of ENDRA and Renergen if the Merger is not completed.

The Merger Agreement contains provisions that limit the ability of ENDRA to pursue alternative transactions.

Each of ENDRA, Renergen, ASP Isotopes and Noble Africa has agreed, subject to certain exceptions, not to directly or indirectly solicit, initiate or knowingly encourage alternative acquisition proposals, or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. ENDRA may furnish information and engage in discussions with a person that has made an unsolicited, bona fide written acquisition proposal only if the ENDRA Board determines in good faith, after consultation with outside counsel, that the proposal would reasonably be expected to constitute a superior proposal and that failing to do so would be inconsistent with its fiduciary duties. These provisions could discourage a third party that might have an interest in an alternative transaction from proposing or pursuing such a transaction, even one that might be more favorable to ENDRA’s stockholders.

The representations and warranties in the Merger Agreement will not survive the Closing, and there is no escrow or indemnity for breaches.

The representations and warranties of the parties in the Merger Agreement will not survive the Closing, except with respect to intentional fraud, and there will be no escrow or purchase-price adjustment for any breach of the representations, warranties or covenants of any party following the Closing. As a result, ENDRA may have limited or no recourse if any of the representations, warranties or covenants made by the parties prove to have been inaccurate or are breached.

The unaudited pro forma condensed combined financial information may not be indicative of the Combined Company’s actual results of operations or financial position following the Merger.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is based on assumptions and adjustments that are inherently uncertain. It may not be indicative of what the Combined Company’s actual financial position or results of operations would have been had the Merger and the related transactions been completed on the dates indicated, and it does not purport to project the Combined Company’s future financial position or results of operations.

Lawsuits may be filed against the parties to the Merger Agreement challenging the Merger, and an adverse judgment could prevent or delay its completion.

Lawsuits may be filed against ENDRA, Noble Africa, Renergen, ASP Isotopes or their respective directors and officers in connection with the Merger. Such actions may seek, among other things, to enjoin the completion of the Merger. The defense or settlement of any such lawsuit or claim could delay or prevent the completion of the Merger, divert the attention of management and result in significant costs, any of which could adversely affect the business, financial condition and results of operations of the parties and ENDRA, and insurance may not be sufficient to cover all associated costs and damages.

The Combined Company is expected to engage in related persons transactions with ASP Isotopes that may divert the Combined Company’s resources, create opportunity costs and prove to be unsuccessful.

The Combined Company is expected to engage in a number of related persons transactions with ASP Isotopes that include the Related Agreements, and the Combined Company is expected to engage in additional related persons transactions with ASP Isotopes to leverage the benefits of the Combined Company’s strategic alignment. The Combined Company believes that these related persons transactions provide it a unique opportunity to leverage the respective expertise, product strengths and market presence of ASP Isotopes and its subsidiaries for the benefit of the Combined Company’s customers and stockholders while enabling it to compete more effectively with competitors who are much larger than it. However, these transactions may prove not to be successful and may divert the Combined Company’s resources or the attention of its management from other opportunities. Negotiating and implementing these arrangements can be time consuming and cause delays in the introduction of product and service offerings and disruptions to the Combined Company’s business. ENDRA cannot predict whether the Combined Company or its stockholders and industry or securities analysts who cover it will react positively to announcements of new related persons transactions with ASP Isotopes, and such announcements could have a negative impact on the Combined Company’s stock price. The Combined Company’s participation in these transactions may also cause certain of its other vendors and ecosystem partners who compete with ASP Isotopes and its subsidiaries to also view the Combined Company as their competitors.

ENDRA did not obtain a third-party opinion as to the fairness of the Merger Consideration, and stockholders will not have the benefit of an independent third-party fairness analysis in evaluating the Merger.

ENDRA has not received, and does not intend to obtain, a third-party fairness opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of ENDRA’s common stock. As a result, ENDRA’s stockholders will not have the benefit of an independent, third-party analysis of the fairness of the Merger Consideration in deciding how to vote on the Merger Proposal. Instead, the determination that the terms of the Merger are fair to ENDRA’s stockholders was made solely by the ENDRA Board, based on the factors described in the section titled “The Merger — ENDRA’s Reasons for the Merger,” without a corroborating opinion from a qualified, independent financial advisor. Although ENDRA engaged Lucid as its financial advisor in connection with its process to explore strategic alternatives, Lucid did not render, and was not asked to render, a fairness opinion. The absence of an independent fairness opinion means that ENDRA’s stockholders must rely solely on the ENDRA Board’s own business judgment, informed by management and outside advisors who are not providing a fairness opinion, in assessing whether the Merger Consideration and the other terms of the Merger Agreement are fair to them from a financial point of view. If the ENDRA Board’s assessment of fairness is later determined to have been flawed or based on incomplete information, ENDRA’s stockholders could approve a transaction that undervalues ENDRA or otherwise does not maximize stockholder value and may have more limited recourse than if an independent fairness opinion had been obtained.

Lucid, ENDRA’s financial advisor, is being compensated with securities of the Combined Company and is simultaneously serving as a placement agent in connection with the Noble Investment, which may create a conflict of interest between Lucid’s financial incentive to see the Merger completed and its role advising the ENDRA Board.

Lucid is acting as financial advisor to ENDRA in connection with the Merger and is entitled to receive, upon consummation of the Merger, 450,000 newly issued shares of Class A Common Stock and warrants to purchase an additional 700,000 shares of Class A Common Stock at an exercise price of $7.00 per share. Additionally, Lucid was issued pre-funded warrants to purchase 100,000 shares of ENDRA's common stock in connection with its transaction advisory services. Because Lucid’s compensation is contingent upon, and a substantial portion of it is payable in securities of, the Combined Company, Lucid has a direct financial stake in the completion of the Merger and in the post-Closing performance of the Combined Company’s stock price. This gives Lucid a financial incentive to see the Merger completed that is separate from, and potentially misaligned with, ENDRA stockholders’ and the ENDRA Board’s interest in obtaining independent, objective advice regarding strategic alternatives and the terms of the Merger. In addition, although Lucid is not acting as financial advisor to Renergen or Noble Africa in connection with the Merger, Lucid (together with Ocean Wall) is serving as a placement agent for Noble Africa in connection with the Noble Investment, which is a condition to completion of the Merger, and will receive compensation from Noble Africa for acting in that capacity. Lucid’s simultaneous roles as ENDRA’s financial advisor and as the Noble Investment placement agent may create an actual or potential conflict of interest, because Lucid’s compensation from the Noble Investment depends on that financing closing, which in turn is a condition to the Merger closing. As a result, Lucid may have an incentive to support consummation of the Merger and the Noble Investment regardless of whether the terms are the most favorable achievable for ENDRA and its stockholders. Furthermore, ENDRA has not obtained, and does not intend to obtain, an opinion from Lucid or from any other financial advisor, investment banker, or other firm or person performing a similar function, as to the fairness, from a financial point of view, of the Merger Consideration to ENDRA’s stockholders. ENDRA’s stockholders will not have the benefit of a third-party assessment of whether the terms of the Merger are fair notwithstanding Lucid’s financial interest in the transaction closing. The ENDRA Board was aware of Lucid’s compensation arrangements and its role in the Noble Investment and considered them, among other factors, in reaching its decision to approve the Merger Agreement, but ENDRA’s stockholders should consider this potential conflict of interest in evaluating the ENDRA Board’s recommendation to approve the Merger.

Risks Related to the Proposed Reverse Stock Split

The reverse stock split may not increase the Combined Company’s stock price over the long term.

If the Reverse Stock Split Proposal is approved, ENDRA may effect a reverse stock split at a ratio between 1-for-[●] and 1-for-[●] as chosen by the ENDRA Board prior to the Effective Time in its discretion, in order to cause its stock price to be at least $4.00 and is expected to be undertaken prior to the Effective Time if the ENDRA Board deems it necessary to meeting Nasdaq’s minimum bid price listing requirements. While it is expected that the reduction in the number of issued shares of ENDRA common stock resulting from a reverse stock split will proportionally increase the market price of ENDRA’s common stock upon effectiveness of the reverse stock split, it cannot be assured that the reverse stock split will result in any sustained proportionate increase in the market price of the Combined Company Common Stock after giving effect to such reverse stock split, the Merger (which is expected to occur after the reverse stock split has become effective), and the A&R Combined Company Charter, which is dependent upon many factors, including the business and financial performance of the Combined Company, general market conditions, and prospects for future success, which are unrelated to the number of issued shares of the Combined Company Common Stock. Thus, while the stock price of ENDRA common stock might meet the initial listing requirements for Nasdaq immediately after giving effect to a reverse stock split, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of the Combined Company Common Stock.

Although the ENDRA Board believes that the anticipated increase in the market price of ENDRA’s common stock immediately upon the effectiveness of the reverse stock split and the Combined Company Common Stock after giving effect to such reverse stock split, the Merger (which is expected to occur after the reverse stock split has become effective), and the A&R Combined Company Charter could encourage interest in such stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for ENDRA’s common stock immediately upon the effectiveness of the reverse stock split and the Combined Company Common Stock after giving effect to such reverse stock split, the Merger (which is expected to occur after the reverse stock split has become effective), and the A&R Combined Company Charter.

The reverse stock split may lead to a decrease in overall market capitalization of the Combined Company.

Should the market price of ENDRA’s common stock decline after the reverse stock split, in the event that it is effected, and the market price of the Combined Company Common Stock decline after such reverse stock split, the completion of the Merger, and the effectiveness of the A&R Combined Company Charter, in the event that all are effected, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the overall market capitalization of the Combined Company. If the per share market price does not increase in proportion to the implemented reverse stock split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels and, accordingly, it cannot be assured that the total market value of the Combined Company’s Common Stock will remain the same after a reverse stock split, the Merger, and the A&R Combined Company Charter are effected, or that the reverse stock split will not have an adverse effect on the stock price due to the reduced number of shares outstanding after the reverse stock split..

If the reverse stock split does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or is otherwise taxable to U.S. ENDRA common stock stockholders, then such holders may be required to pay U.S. federal income taxes.

For U.S. federal income tax purposes, the reverse stock split is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the reverse stock split should not be treated as a reorganization or a tax deferred contribution, a holder of ENDRA’s common stock would recognize taxable gain or loss upon the execution of the reverse stock split.

Risks Relating to Ownership of Combined Company Common Stock

An active market for the Class A Common Stock may not develop, which would adversely affect the liquidity and price of the Class A Common Stock.

The price of the Combined Company’s Class A Common Stock may vary significantly due to factors specific to the Combined Company, as well as to general market or economic conditions. Further, an active trading market for the Combined Company’s Class A Common Stock may never develop or, if developed, it may not be sustained. You may be unable to sell your Combined Company Class A Common Stock unless a market can be established and sustained.

There can be no assurance that the shares of Class A Common Stock that will be issued in connection with the Merger will be approved for listing on the Nasdaq following the Closing of the Merger, or that the Combined Company after the Closing of the Merger will be able to comply with the continued listing rules of Nasdaq.

In connection with the Merger, ENDRA will file an initial listing application for the Class A Common Stock to be approved for listing on Nasdaq. ENDRA cannot assure you that the Combined Company will be able to meet the initial listing requirements of the Nasdaq, in which case the parties will not be obligated to complete the Merger.

In order to continue the listing of its securities on The Nasdaq Capital Market following the consummation of the Merger, the Combined Company will be required to maintain certain financial, share price and distribution levels. Generally, a listed company must maintain a minimum market value of listed securities (generally $35,000,000) and a minimum number of holders of its securities (currently 300 public holders). Even if the Class A Common Stock is approved for listing on Nasdaq, the Combined Company may not meet Nasdaq’s continued listing requirements following the Merger.

If Nasdaq delists the Class A Common Stock from trading on its exchange and the Combined Company is not able to list the Class A Common Stock on another national securities exchange, the Class A Common Stock could be quoted on an over-the-counter market. If this were to occur, the Combined Company could face significant material adverse consequences, including:

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a limited availability of market quotations for the Class A Common Stock;
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reduced liquidity for the Class A Common Stock;
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a determination that the Class A Common Stock is a “penny stock” which will require brokers trading in the Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Class A Common Stock; and
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a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of the Class A Common Stock may decline as a result of the Merger.

The market price of the Class A Common Stock may decline as a result of the Merger for a number of reasons, including if:

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investors react negatively to the prospects of the Combined Company’s business and the prospects of the Merger;
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the effect of the Merger on the Combined Company’s business and prospects is not consistent with the expectations of financial or industry analysts; or
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the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

The price of the Class A Common Stock may change significantly following the Merger, and you could lose all or part of your investment as a result.

The trading price of the Class A Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Class A Common Stock at an attractive price due to a number of factors such as those listed in “— Risks Related to Renergen” below and the following:

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results of operations that vary from the expectations of securities analysts and investors;
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results of operations that vary from those of the Combined Company’s competitors;

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changes in expectations as to the Combined Company’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
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declines in the market prices of stocks generally;
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strategic actions by the Combined Company or its competitors;
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announcements by the Combined Company or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;
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any significant change in the Combined Company’s management;
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changes in general economic or market conditions or trends in the Combined Company’s industry or markets;
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changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Combined Company’s business;
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future sales of Class A Common Stock or other securities;
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investor perceptions of the investment opportunity associated with the Class A Common Stock relative to other investment alternatives;
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the public’s response to press releases or other public announcements by the Combined Company or third parties, including the Combined Company’s filings with the SEC;
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litigation involving the Combined Company, the Combined Company’s industry, or both, or investigations by regulators into the board of directors of the Combined Company, the Combined Company’s operations or those of the Combined Company’s competitors;
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guidance, if any, that the Combined Company provides to the public, any changes in this guidance or the Combined Company’s failure to meet this guidance;
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the development and sustainability of an active trading market for the Class A Common Stock;
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actions by institutional or activist stockholders;
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changes in accounting standards, policies, guidelines, interpretations or principles; and
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other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of the Class A Common Stock, regardless of the Combined Company’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of the Class A Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Combined Company was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the Combined Company’s business, regardless of the outcome of such litigation.

The dual class structure of the Combined Company Common Stock will have the effect of concentrating voting control with holders of the Class B Common Stock, which will limit the ability of holders of Class A common stock to influence corporate matters.

If the A&R Charter Proposal is approved and the Merger is consummated, ENDRA will replace the ENDRA Charter in its entirety with the A&R Combined Company Charter. Pursuant to the A&R Combined Company Charter, the Class B Common Stock will have 10 votes per share, and the Class A Common Stock will have one vote per share. Following the completion of the Merger, the outstanding Class B Common Stock is expected to represent approximately 98.9% of the total voting power of the outstanding Combined Company Common Stock (assuming full exercise by the ASP Affiliate of its warrants and pre-funded warrants). Following the completion of the Merger, the shares of Class B Common Stock will be owned primarily by ASP Isotopes. Because of the 10-to-one voting ratio between the Class B Common Stock and the Class A Common Stock, the holders of Class B Common Stock will collectively control a majority of the combined voting power of the Combined Company Common Stock and therefore control the outcome of all matters submitted to the Combined Company’s stockholders. This concentrated control will limit or preclude the ability of holders of shares of Class A Common Stock to influence corporate matters for the foreseeable future. Pursuant to the A&R Combined Company Charter, transfers of shares of Class B Common Stock will generally result in those shares converting into shares of Class A Common Stock, with limited exceptions. The conversion of shares of Class B Common Stock into Class A Common Stock will have the effect, over time, of increasing the relative voting power of each remaining share of Class B Common Stock.

Future sales, or the perception of future sales, of Class A Common Stock by the Combined Company or the Combined Company’s stockholders in the public market following the Merger could cause the market price for the Class A Common Stock to decline.

The sale of shares of Class A Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for the Combined Company to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Merger, it is currently expected that the Combined Company will have a total of 6,610,974 shares of Class A Common Stock outstanding and 58,554,185 shares of Class B Common Stock outstanding. All shares currently held by ENDRA’s existing stockholders and all of the shares issued in the Merger to the unitholders of Noble Africa will be freely tradable (subject to lock-up restrictions) without registration under the Securities Act, and without restriction by persons other than the Combined Company “affiliates” (as defined under Rule 144 under the Securities Act (“Rule 144”)), including the Combined Company’s directors, executive officers and other affiliates.

Although certain officers and directors of ENDRA will be subject to certain restrictions regarding the transfer of Combined Company Common Stock following the Merger, these shares may be sold after the expiration of their respective lock-ups. The Combined Company intends to file one or more registration statements prior to or shortly after the Closing of the Merger to provide for the resale of a portion of the shares issued to the ASP Isotopes. As restrictions on resale end and the registration statements are available for use, the market price of the Class A Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Following the completion of the Merger, ASP Isotopes will control the Combined Company, and its interests may conflict with the interests of the Combined Company or yours in the future.

Following the completion of the Merger, ASP Isotopes is expected to beneficially own approximately 26.2% of the outstanding shares of Class A Common Stock and 100% of the outstanding Class B Common Stock, representing approximately 98.9% of the combined voting power of the Combined Company Common Stock (assuming full exercise by the ASP Affiliate of its warrants and pre-funded warrants). Pursuant to the A&R Combined Company Charter, each share of Class B Common Stock will have 10 votes per share, and each share of Class A Common Stock will have one vote per share. As a result, ASP Isotopes will have the ability to elect all of the members of the Combined Company Board and thereby control the Combined Company’s policies and operations, including the appointment of management, future issuances of Class A Common Stock or other securities, the payment of dividends, if any, on the Class A Common Stock, the Combined Company’s ability to incur or issue debt, future amendments to the A&R Combined Company Charter and the ENDRA Bylaws and the Combined Company’s entry into extraordinary transactions. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of Class A Common Stock as part of a sale of the Combined Company and ultimately might affect the market price of the Class A Common Stock.

In addition, following the completion of the Merger, the Combined Company is expected to engage in related party transactions involving the ASP Isotopes. As a result, the interests of ASP Isotopes may not in all cases be aligned with your interests. In addition, ASP Isotopes may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, ASP Isotopes could cause the Combined Company to make acquisitions that increase its indebtedness or cause it to sell revenue-generating assets. The A&R Combined Company Charter provides that none of ASP Isotopes, any of its affiliates or any director who is not employed by the Combined Company or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Combined Company operates. ASP Isotopes also may pursue acquisition opportunities that may be complementary to the Combined Company’s business, and, as a result, those acquisition opportunities may not be available to the Combined Company.

So long as ASP Isotopes beneficially owns enough shares of Class B Common Stock, it will continue to be able to effectively control the Combined Company’s decisions, even if the number of shares of outstanding Class B Common Stock is limited in proportion to the total number of shares of Combined Company Common Stock outstanding. Pursuant to the A&R Combined Company Charter, shares of Class B Common Stock may be transferred to an unrelated third party if ASP Isotopes consents to such transfer.

If securities or industry analysts do not publish research or reports about the Combined Company’s business, if they change their recommendations regarding the Class A Common Stock or if the Combined Company’s operating results do not meet their expectations, the price and trading volume of the Class A Common Stock could decline.

The trading market for the Class A Common Stock will depend in part on the research and reports that securities or industry analysts publish about the Combined Company or its business. If no securities or industry analysts commence coverage of the Combined Company, the trading price for the Class A Common Stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Combined Company downgrade its securities or publish unfavorable research about its businesses, or if the Combined Company’s operating results do not meet analyst expectations, the trading price of the Class A Common Stock would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on the Combined Company regularly, demand for the Class A Common Stock could decrease, which might cause the Class A Common Stock price and trading volume to decline.

The Combined Company may issue preferred stock with terms that could adversely affect the voting power or value of the Class A Common Stock.

The A&R Combined Company Charter authorizes the Combined Company to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over the Class A Common Stock with respect to dividends and distributions, as the Combined Company Board may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of the Class A Common Stock. For example, the Combined Company might grant holders of preferred stock the right to elect some number of the Combined Company’s directors in all events or upon the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences the Combined Company might assign to holders of preferred stock could affect the residual value of the Class A Common Stock.

Provisions in the A&R Combined Company Charter and Delaware corporate law will make it more difficult to effect a change in control of the Combined Company, which could adversely affect the price of the Class A Common Stock.

Certain provisions in the A&R Combined Company Charter and Delaware corporate law could delay or prevent a change in control of the Combined Company, even if that change would be beneficial to the Combined Company’s stockholders. The A&R Combined Company Charter contains provisions that may make acquiring control of the Combined Company difficult, including:

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a dual class common stock structure, which will provide ASP Isotopes and any other holders of Class B Common Stock with the ability to control the outcome of matters requiring stockholder approval, so long as they continue to beneficially own a sufficient number of shares of Class B Common Stock, even if they own significantly less than 50% of the total number of shares of the outstanding Combined Company Common Stock;
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provisions regulating the ability of the Combined Company’s stockholders to nominate directors for election or to bring matters for action at annual meetings of the Combined Company’s stockholders;
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the ability of the Combined Company Board to adopt, amend or repeal bylaws, and the requirement that any amendment by stockholders require the affirmative vote of holders of at least 66 2/3% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class;
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the requirement that the affirmative vote of holders representing at least 66 2∕3% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, be obtained to amend or repeal certain provisions of the A&R Combined Company Charter; and
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the authority of the Combined Company Board to issue and set the terms of preferred stock without the approval of the Combined Company’s stockholders.

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders of the Combined Company to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire the Combined Company, even if doing so would benefit the Combined Company’s stockholders, which may limit the price that investors are willing to pay for shares of Class A Common Stock.

The A&R Combined Company Charter designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Combined Company’s stockholders, which could limit the ability of the Combined Company’s stockholders to obtain a favorable judicial forum for disputes with the Combined Company or its directors, officers or stockholders.

The A&R Combined Company Charter provides that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for all “internal corporate claims,” including claims in the right of the Combined Company, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which Title 8 of the Delaware Code confers jurisdiction upon the Court of Chancery, except for, as to each of (i) and (ii) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or its directors, officers or stockholders, which may discourage such lawsuits against the Combined Company and its directors, officers and stockholders. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in respect of, one or more covered proceedings, the Combined Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Combined Company’s business and financial condition.

Following the completion of the Merger, the Combined Company will be a “controlled company” under Nasdaq listing rules. As a result, the Combined Company stockholders will not have, and may never have, certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

Following the completion of Merger, ASP Isotopes will control a majority of the voting power of the outstanding Combined Company Common Stock. As a result, the Combined Company will be a “controlled company” under Nasdaq listing rules. As a controlled company, the Combined Company is not required to comply with certain provisions requiring that (i) a majority of the Combined Company’s directors be independent, (ii) the compensation of the Combined Company’s executives be determined by independent directors or (iii) nominees for election to the Combined Company’s board of directors be selected by independent directors. Because the Combined Company intends to continue to take advantage of these exemptions, the Combined Company’s stockholders may not have the protections that these rules are intended to provide. the Combined Company’s status as a controlled company could cause Class A Common Stock to be less attractive to certain investors or otherwise reduce the trading price of the Class A Common Stock.

If ASP Isotopes’ level of ownership increases, ASP Isotopes could unilaterally effect a merger of the Combined Company into ASP Isotopes without a vote of the Combined Company stockholders or the Combined Company Board at a price per share that might not reflect a premium to then-current market prices.

Following the completion of the Merger, ASP Isotopes is expected to control 89.6% of the outstanding Combined Company Common Stock (assuming full exercise by the ASP Affiliate of its pre-funded warrants and warrants), and ASP Isotopes’ percentage ownership of the Combined Company Common Stock could increase as a result of repurchases by the Combined Company of the Class A Common Stock or purchases by ASP Isotopes. Section 253 of the DGCL permits a parent company, when it owns 90% or more of each class of a subsidiary’s stock that generally would be entitled to vote on a merger of that subsidiary with the parent, to unilaterally effect a merger of the subsidiary into the parent without a vote of the subsidiary’s board or stockholders. Accordingly, if ASP Isotopes becomes the holder of at least 90% of the Combined Company’s outstanding Combined Company Common Stock, neither the Combined Company Board nor the Combined Company’s stockholders would be entitled to vote on a merger of the Combined Company into ASP Isotopes (a “short-form merger”). Moreover, a short-form merger is not subject to the stringent “entire fairness” standard under Delaware law and the parent company is not required to negotiate with a special committee of disinterested directors that would serve to approximate arm’s length negotiations designed to ensure that a fair price is paid. Rather, a minority stockholder’s sole remedy in the context of a short-form merger is to exercise appraisal rights under Delaware law. In such a proceeding, petitioning stockholders may be awarded more or less than the merger price or the amount they would have received in a merger negotiated between the parent and a disinterested special committee advised by independent financial and legal advisors.

The Combined Company does not intend to pay cash dividends on the Class A Common Stock in the foreseeable future, and therefore only appreciation, if any, of the price of the Class A Common Stock will provide a return to the Combined Company’s stockholders.

The Combined Company does not intend to pay cash dividends on the Class A Common Stock in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of the Combined Company’s board of directors and will depend upon the Combined Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors deemed relevant by the Combined Company Board. As a result, only appreciation of the price of the Class A Common Stock, which may not occur, will provide a return to the Combined Company’s stockholders.

Risks Related to Renergen

Unless the context otherwise requires, references in this section under the heading “Risks Related to Renergen” to “Renergen” refer to Renergen Limited and its subsidiaries. The following risk factors relating to Renergen are organized under the sub-headings below.

Risks Related to Renergen’s Limited Operating History, Financial Position and Need for Additional Capital

Renergen has a limited operating history, which makes it difficult to evaluate its business and prospects, and Renergen is susceptible to the difficulties associated with rapid growth and expansion.

Renergen’s LNG and helium extraction business has a limited operating history. Renergen has produced LNG since September 2022, although production remains below nameplate capacity. Its helium liquefaction system, first commissioned in January 2023, has not yet achieved sustained production. Operational challenges, including a leak in the helium cold box, required the system to be taken offline for repair. Subsequent to repair an initial test batch confirmed product quality in February 2025, the system was shut down while Renergen focused on drilling to increase gas supply to the facility. LNG production was also adversely affected during fiscal year 2026 by vertical seismic profile activities conducted on high-flow wells, a three-month plant outage resulting from compressor failures, and carbon dioxide spikes that required gas venting, which collectively contributed to a decline in average daily LNG production to approximately 10.65 tons per day in fiscal year 2026 from 13.38 tons per day in the prior year, well below the facility’s nameplate capacity. The helium system’s efficiency depends on feed gas volumes and is expected to improve progressively as additional feedstock is introduced, until the facility reaches nameplate capacity. While, in August 2026, Renergen recommenced commissioning of the helium system in anticipation of reaching nameplate production in the fourth quarter of calendar year 2026, there is no guarantee that such operational challenges will not occur in the future. As a result, there is only limited historical financial and operating information upon which to evaluate Renergen’s performance, and the results from its current producing wells are not necessarily indicative of the results of future drilling. In addition, Renergen expects to grow rapidly over the next several years, and its success will depend on its ability to manage that growth and the increased demands on management, including increased administrative burden, capital requirements and organizational challenges common to large, capital-intensive operations. Renergen’s operating results could be adversely affected if it does not successfully manage these difficulties.

Renergen will require substantial additional capital to fund its operations and the development of Phase 2 of the Virginia Gas Project, which may not be available on acceptable terms, or at all.

Renergen will require substantial additional capital over a prolonged period to fund its operations, its multi-year drilling program and the development of Phase 2 of the Virginia Gas Project, the build cost of which is expected to be funded in significant part with senior secured debt. Renergen may not be able to raise or generate the capital required to do so on acceptable terms, or at all, and any inability to obtain needed financing could require Renergen to delay, curtail or abandon development activities. Any of the foregoing could have a material adverse effect on Renergen’s business, financial condition and results of operations.

Risks Related to the Expansion of the Virginia Gas Project

As Renergen further expands its current operations into Phase 2, Renergen may face additional problems associated with natural gas exploration and development projects.

Renergen’s ability to sustain or increase levels of helium and LNG production is dependent in part on the successful expansion of Renergen’s operations, including the development of the Virginia Gas Project. The development of a natural gas facility takes a number of years to complete and requires substantial capital investment. The economic feasibility of such projects is based upon many factors, including, among others: the accuracy of reserve estimates; helium and LNG recoveries; sufficient quality and/or quantity of feed gas; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting and environmental protection; and helium and LNG commodity prices. Projects to replace existing capacity or expansions are also subject to the successful completion of feasibility studies, the issuance of necessary governmental permits and the availability of adequate financing. If Renergen is unable to execute such projects successfully, Renergen could face problems such as delays, cost overruns and lower than predicted revenues, which could have an adverse effect on Renergen’s business, financial condition and results of operations.

In addition, Renergen’s management is conducting an ongoing plant design optimization review for Phase 2, and the overall project scope, size, design, sequencing, production capacity, product mix and timeline may differ materially from the original design parameters. As part of that review, Phase 2 may be constructed in a phased expansion rather than as a single unit, which could extend the development timeline. The optimization review is being informed by, among other things, current global helium market conditions and supply disruptions, evolving local energy demand, and the expected availability of equity and debt financing. As a result, the actual Phase 2 development plan, once finalized, may differ significantly from prior estimates and investor expectations regarding the project’s scale, cost and timeline.

Renergen has several additional supporting authorizations, licenses and permits to obtain before Phase 2 of the Virginia Gas Project is considered fully permitted, which Renergen may not timely obtain or obtain at all.

Renergen has several additional supporting authorizations to obtain before Phase 2 of the Virginia Gas Project is considered fully permitted. For a summary of the necessary licenses, authorizations and permits and related anticipated completion dates with respect to Phase 2, see the section titled “Renergen’s Business” elsewhere in this proxy statement/prospectus. Renergen may have difficulty obtaining these required authorizations, permits and licenses for the operation of Phase 2. These permits, licenses and approvals are issued by ministries and/or agencies of the South African government and are crucial to the success of Phase 2. Although Renergen has applied for all consents necessary to conduct Renergen’s business to date, there can be no assurance that Renergen will obtain, retain, timely renew or comply with all of the terms and conditions attaching to such consents, which could delay Renergen’s progress or curtail some of Renergen’s plans entirely.

Renergen’s overall cost to complete construction of Phase 2 is an estimate based on assumptions that may be inaccurate and are based on existing economic and operating conditions that may change in the future. If actual costs are materially greater than Renergen’s estimates, Renergen’s business, financial condition and results of operations may be negatively impacted.

The estimate of the overall build cost to complete development, permitting and financing of Phase 2 as currently designed is in excess of $1.0 billion (including borrowing costs and general corporate costs during construction). This estimate is based on assumptions that may be inaccurate and existing economic and operating conditions that may change in the future, which could materially and adversely affect the cost of construction beyond Renergen’s estimates. In addition, Renergen’s management is conducting an ongoing plant design optimization review for Phase 2, and the overall project scope, size, design sequencing, production capacity, product mix and timeline may differ materially from the original design parameters. As part of that review, Phase 2 may be constructed in a phased expansion rather than as a single unit, which could extend the development timeline. The cost of construction could change for a variety of reasons including, but not limited to, increased labor costs, increased energy costs and cost overruns. Furthermore, the world economy is facing the risk of increasingly high inflation as a result of, among other things, continued supply constraints with rising demand and increased energy prices. This sharp rise in inflation has created pressure on economies and their central banks to reconsider accommodative and expansionary monetary policies, resulting in higher interest rates and associated monetary policy aimed at reducing excess liquidity in the market. The current levels of inflation in South Africa, and globally, may prevent comparison between the development of Phase 1 and the development of Phase 2, as the costs of goods and services used in the development of Phase 1 may not correlate with the costs of goods and services used for the development of Phase 2, making it difficult to predict the cost of materials and the price of labor needed to complete the construction of Phase 2. Additionally, high rates of inflation may curtail Renergen’s ability to access international financial markets and may lead to further government intervention in the economy, which may introduce government policies that may materially and adversely affect Renergen and constrain Renergen’s ability to purchase the materials or hire the labor required to complete the development of Phase 2. If the actual costs of construction are materially greater than Renergen’s estimates, Renergen’s business, financial condition and results of operations will be negatively impacted.

There can be no assurance that Renergen will be able to obtain the necessary financing for Phase 2 in a timely manner and/or on acceptable terms, if at all.

Renergen has received conditional approval for senior secured debt funding from the DFC of up to $535 million. In addition, the Standard Bank of South Africa has previously indicated its willingness to consider supporting Phase 2 of the Virginia Gas Project with up to $250 million of senior secured debt funding. No binding definitive agreements have been executed with respect to either facility, and there can be no assurances that Renergen will be able to negotiate and enter into such agreements on terms that are favorable to Renergen, or at all. In addition, the Commitment Letter is non-binding and subject to a number of terms and conditions, contingencies and uncertainties, which we may not be able to satisfy, or may need to renegotiate, and there is no guarantee that the DFC would be willing to reach terms favorable to us, or at all. See “Renergen Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Conditional Indications of Support from the DFC and SBSA” for additional information regarding conditions precedent to funding by the DFC. The proposed facilities are expected to be interdependent, with the full funding package required to be in place through binding definitive agreements before any drawdown under either facility.

If Renergen is unable to fund Renergen’s planned capital expenditure for Renergen’s projects as a result of, among other factors, difficulties in raising funding to support future capital expenditures and investments, Renergen may no longer be able to complete capital projects. In addition, Renergen may be unable to develop new capital projects so as to continue production at cost-effective levels. Renergen’s capital expenditures financed by borrowing additional funds may increase Renergen’s leverage and make it more difficult for Renergen to satisfy Renergen’s obligations, limit Renergen’s ability to obtain additional financing to operate Renergen’s business, and require Renergen to dedicate a substantial portion of Renergen’s cash flow to payments on Renergen’s debt, which may reduce Renergen’s ability to use Renergen’s cash flow to fund working capital, capital expenditures and other general corporate requirements, and place Renergen at a competitive disadvantage relative to some of Renergen’s competitors that have less debt.

Managing a project as substantial in size as Phase 2 of the Virginia Gas Project requires sufficient technical, commercial and project management capacity and there can be no assurance that Renergen’s current management team has sufficient capacity.

Successful implementation of Phase 2 of the Virginia Gas Project requires sufficient technical, commercial and project management capacity. As part of the execution strategy for Phase 2, Renergen has retained Worley, a global engineering entity, WorleyParsons Limited, to act as engineer to ensure sufficient skill set, experience, management capability and resources are available to Renergen for the execution of Phase 2 of the Virginia Gas Project. The scope of the owners engineer’s work and its execution will be overseen by Renergen’s management team. However, there can be no assurance that Renergen’s current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to manage a project of this scale and to realize cost and operational efficiencies throughout Phase 2 or maintain those at the existing operations.

Even if Phase 2 is completed, the project may not operate as expected or may cost more to operate than expected.

Renergen categorizes Phase 2 as the expansion of its existing, authorized operations through the drilling of additional wells, the construction of additional natural gas gathering pipelines and the construction of a significantly larger (approximately 12x larger) processing and liquefaction facility, and the associated road tanker distribution facilities and downstream customer dispensing facilities. Phase 2 is a major undertaking and Renergen may encounter unexpected obstacles in the future, such as inflationary pressures, rising interest rates and associated monetary policy and increasing power shortages or blackouts, that were not present during the construction of Phase 1 and that Renergen cannot overcome within budget, within Renergen’s expected timeframe, or at all. In addition, as part of its ongoing plant design optimization review, Renergen may construct Phase 2 in a phased expansion rather than as a single unit, which Renergen’s management believes may allow for more flexible development and potentially accelerate early-stage cash flows, but which could also extend the overall development timeline and alter project economics. Even if Phase 2 is completed, the project may not operate as expected or may cost more to operate than expected. Renergen’s results of operations and financial condition are, to a large extent, dependent upon the overall success of Phase 2. Accordingly, any changes in the expected operation or cost of operation of the projects in Phase 2 may adversely impact Renergen’s results of operations and financial condition.

The construction and operation of gas gathering pipelines may pose unforeseen difficulties, delays or costs, which could impact Renergen’s profitability and cause a delay in Renergen’s operations.

The development of the Virginia Gas Project includes construction, and ultimately operation, of low-pressure well-site gathering pipelines that deliver production to a liquefaction facility. The construction and operation of the gathering pipelines poses a number of risks, including risks related to:

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design flaws in the pipeline infrastructure;
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technical vulnerabilities in information systems that are used to manage and control the flow of gas;
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delays in construction caused by third-party providers or contractors or delays in obtaining necessary permits, authorizations or licenses for construction or operation of the pipelines;
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improper installation techniques, material defects, and/or environmental factors resulting in corrosion or material fatigue that could impact ongoing pipeline operations;
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delays caused by Renergen’s lack of ownership of the land on which Renergen will own Renergen’s pipelines;
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inadequate maintenance and quality management, which may affect overall performance, recoverability and efficiency;
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costs and liabilities resulting from performance of pipeline integrity testing programs and related repairs;
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construction and operating cost overruns that cannot be passed on to the customer;
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unforeseen plant outages;
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inability to access gas gathering infrastructure due to abnormally inclement weather or other unforeseen circumstances;
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damage to Renergen’s pipelines and other facilities due to climatic events and severe weather;
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production variability or system disruptions;
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theft or vandalism of wellhead and/or pipeline infrastructure;

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community protest, including protest caused by a perceived lack of local community participation in the project and permanent job opportunities for local residents; and
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inability to deliver production due to a force majeure event or other unforeseen circumstances.

There is no assurance that Renergen will be able to execute future take-or-pay agreements with customers on favorable pricing terms, if at all.

Renergen’s results of operations depend on its ability to strategically execute offtake agreements with customers. Renergen expects to contract the majority of the LNG it produces on five- to eight-year take-or-pay agreements, servicing the industrial, logistics and potentially gas-to-power industries. There is no assurance that Renergen will be able to execute these agreements on favorable pricing terms, if at all. If Renergen is unable to negotiate these contracts, or is unable to secure favorable prices and terms, Renergen’s business, financial condition, results of operation and prospects could be adversely affected.

Renergen has been unable in the past, and may be unable to meet in the future, its delivery obligations under Renergen’s existing take-or-pay offtake agreements, which contain minimum volume commitments. Any failure by Renergen to satisfy the minimum volume commitments could lead to contractual penalties that could adversely affect Renergen’s results of operations and financial position.

Renergen has entered into multi-year take-or-pay offtake agreements for the sale of LNG and liquid helium produced at the Virginia Gas Project. Under these agreements, Renergen is obligated to make contracted volumes available for delivery to Renergen’s customers on a periodic basis, and Renergen’s customers are correspondingly obligated to purchase minimum volumes or pay for volumes not taken. If Renergen fails to make the contracted volumes available, Renergen’s customers may have the right to source alternative supply at Renergen’s expense, reduce or suspend their payment obligations, seek contractual damages, or terminate their agreements with Renergen. Renergen’s ability to fulfill its delivery obligations depends on a number of factors, many of which are partially or entirely beyond its control, including, the successful completion and tie-in of additional production wells, reliable operation of the processing plant, and adequate gas gathering infrastructure, flow rates, reservoir conditions, Renergen’s ability to expand production capacity and drill additional wells. Furthermore, delays in the procurement, delivery, or commissioning of such equipment, whether due to supply chain disruptions, manufacturing delays, or logistical constraints, could impair Renergen’s ability to achieve or maintain production levels sufficient to satisfy Renergen’s delivery commitments.

If Renergen fails to meet Renergen’s delivery obligations, Renergen could experience a loss of revenue from contracted volumes, exposure to contractual damages or penalty provisions, an obligation to reimburse customers for the cost of procuring alternative supply, and the potential termination of one or more offtake agreements. The loss of key customers or a pattern of delivery shortfalls could also damage Renergen’s reputation and impair Renergen’s ability to negotiate favorable terms in future offtake agreements. A material failure to meet delivery commitments, or the termination of significant offtake agreements, could adversely affect Renergen’s ability to obtain or maintain project financing and could trigger defaults or covenant breaches under Renergen’s existing credit facilities, which could in turn result in acceleration of outstanding indebtedness. Furthermore, under the take-or-pay structure of Renergen’s agreements, Renergen’s customers' payment obligations are generally contingent upon Renergen’s making the contracted volumes available for delivery. If Renergen is unable to make volumes available due to production shortfalls or operational disruptions, Renergen’s customers' take-or-pay obligations may be reduced or suspended, resulting in lower-than-expected revenue even in periods when market demand for Renergen’s products remains strong. This asymmetry could materially and adversely affect Renergen’s results of operations, financial condition, cash flows, and ability to fund the continued development of the Virginia Gas Project. For information concerning our delivery commitments, see “Renergen Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

As Renergen’s customer contracts expire, Renergen may not be able to replace them with agreements on similar terms, or at all.

Certain helium and LNG contracts in Renergen’s portfolio will be subject to expiration. If the price of helium or LNG is declining at the time of negotiating a replacement contract, Renergen’s ability to negotiate or replace these contracts on terms that are acceptable to Renergen, or at all, may be adversely impacted. Renergen has a limited customer base and expects that a significant portion of Renergen’s future revenues will be from a limited number of customers, which could result in Renergen having less leverage in contract negotiations. Further, because of Renergen’s limited customer base, the loss of any significant customer could adversely affect Renergen’s operating results. Renergen cannot provide any assurance that Renergen will be able to negotiate or replace these contracts once they expire, and, even if Renergen is able to do so, Renergen cannot provide any assurance that Renergen will be able to obtain the same prices or terms it currently receives. If Renergen is unable to negotiate or replace these contracts, or is unable to secure prices and terms at least equal to the current prices and terms Renergen receives, Renergen’s business, financial condition, results of operation and prospects could be adversely affected.

Renergen may experience unforeseen difficulties, delays or costs in implementing Renergen’s business strategy and operational plan.

Renergen’s ability to grow Renergen’s business will depend on the successful implementation of Renergen’s existing and proposed strategic initiatives and current operational plans. The successful implementation of Renergen’s strategic initiatives and operational plans, including the realization of Renergen’s production growth, depends upon many factors, with some of such factors outside Renergen’s control. Renergen may prove unable to deliver on production targets. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Renergen’s business strategy and plans, and such strategy and plans may not result in the potential benefits. For example, a number of factors, including, but not limited to, operating costs, safety-related issues, organized labor action and technical issues may result in a failure to meet operations targets or strategic goals. Any such difficulties, delays or costs could prevent Renergen from fully implementing Renergen’s business strategy, which could have a material adverse effect on its business, operating results and financial condition.

Risks Related to Renergen’s Business

Because Renergen holds South Africa’s first and only onshore petroleum production right for the extraction and production of natural gas and helium and part of Renergen’s business strategy involves using some of the latest available slant well drilling and completion techniques, Renergen’s drilling results in South Africa may be more uncertain than drilling results in areas that are developed and have established production.

Renergen is a new producer of liquid helium and holds South Africa’s first and only onshore petroleum production right for the extraction and production of natural gas and helium. As a result, Renergen’s drilling results in South Africa may be more uncertain than drilling results in areas that are developed and have established production. Newer formations and areas have limited or no production history and, consequently, Renergen is more limited in assessing future drilling results in these areas. In addition, part of Renergen’s drilling strategy to maximize recoveries involves the drilling of slant wells, the locations of which are determined based on aeromagnetic and gravity surveys, re-processed seismics and data obtained from prior drilling campaigns. The difficulties Renergen faces drilling slant wells include: the fracturing of drill rods and rapid loss of inclination due to the intersection of softer rocks, which reduces the entry angle and decreases the probability of success. The difficulties Renergen faces while completing slant wells include: the loss of inclination that affects trajectory, the gravitational impact on centralization efforts, which can cause improper cement bonds and necessitate the insertion of additional migratory casings, and reductions in Renergen’s ability to log accurately, which reduces the quality of data received. Renergen’s experience with drilling slant wells in the area to date, as well as the industry’s drilling and production history in these formations, is limited. Since Renergen has limited drilling history, Renergen cannot assure you that all drilling prospects will be economically viable or that Renergen will not abandon its investments. Renergen cannot assure you that targeted well locations for prospects within Renergen’s area will be profitably developed, that wells drilled by Renergen in prospects that Renergen pursues will be productive or that Renergen will recover all or any portion of its investment in such unproved property or wells.

Renergen’s identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, Renergen may not be able to raise the substantial amount of capital that would be necessary to drill such locations.

Renergen’s management and technical teams have specifically identified and scheduled certain drilling locations as an estimation of Renergen’s future multi-year drilling activities. Renergen’s ability to drill and develop these locations depends on a number of uncertainties, including natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors. Because of these uncertain factors, Renergen does not know if the numerous drilling locations Renergen has identified will ever be drilled or if Renergen will be able to produce natural gas from these or any other drilling locations. As such, Renergen’s actual drilling activities may materially differ from those presently identified.

Renergen may be unable to drill many of Renergen’s identified locations. In addition, Renergen will require significant additional capital over a prolonged period in order to pursue the development of these locations, and Renergen may not be able to raise or generate the capital required to do so. Any drilling activities Renergen is able to conduct on these locations may not be successful, may not result in production or additions to Renergen’s estimated proved reserves and could result in a downward revision of Renergen’s estimated proved reserves, which could have a material adverse effect on Renergen’s future business and results of operations.

Renergen’s results of operations and financial condition are dependent upon the economic, environmental, social and political conditions in South Africa.

All of Renergen’s existing assets are in South Africa, and Renergen expects to complete construction projects and secure additional development projects in South Africa. As a result, the performance of Renergen’s operations is dependent upon the economic, environmental, social and political conditions in South Africa, and Renergen is exposed to a variety of risks, including risks related to:

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heightened economic volatility;
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difficulty in obtaining authorizations, permits and licenses required for the operation of Renergen’s projects and planned projects;
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fluctuations in revenues, operating margins and/or other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;
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trade protection measures, import or export restrictions, licensing requirements and/or restrictive conditions, codes, norms and standards;
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occupational safety, work hazards, and local labor laws and regulations;
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potentially adverse tax developments or interpretations;
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changes in political and/or social conditions;
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fluctuations in the availability of funding;
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changes in Renergen’s relationships with the different stakeholders in the communities surrounding Renergen’s facilities;
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the proximity, cost, availability and capacity of natural gas and helium pipelines and other transportation facilities and equipment;
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changes in the regulatory legal framework, including the costs of complying with environmental and energy regulations; and
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consumer demand for lower-carbon forms of energy.

Renergen’s Virginia Gas Plant, located near Virginia in the Free State Province of South Africa, is subject to poor socio-economic conditions, which could hinder Renergen’s progress.

Renergen’s Virginia Gas Plant is located in the Free State Province of South Africa. South Africa’s unemployment rate was 33.6% in the second quarter of 2026. Poor socio-economic conditions in these communities increase expectations for employment from businesses operating in these communities and other socio-economic benefits. Historically, high unemployment rates contribute to social unrest. Furthermore, local governments and communities have demonstrated an increased reliance and growing expectations on energy companies to combat such unemployment, which may contribute to disruptions in operations due to community activism and lack of local delivery services. Renergen strives to employ from, and integrate, local communities where possible, and Renergen regularly engages and monitors Renergen’s interaction with local communities in which Renergen operates, including through community development programs with localized procurement opportunities; however, any such disruptions in Renergen’s operations due to community activism or social unrest may adversely affect Renergen.

Renergen uses third-party providers and contractors to conduct Renergen’s operations, and the lack of availability of, or failure to properly perform services by, one or more of these third-party providers or contractors may adversely affect Renergen.

The lack of availability of, or failure to properly perform services by, one or more of Renergen’s third-party providers or contractors could result in a decrease in Renergen’s production and/or delay the development of projects. A number of resources, such as compressors, liquefaction equipment, helium and cryogenic equipment and control systems, are only available through a limited number of third parties, and lead-times, work slowdowns, stoppages, or other labor- or services-related developments or disputes involving such third parties or contractors or their respective employees or services providers are out of Renergen’s control.

There can be no assurance that Renergen will be able to secure in a timely manner, or on commercially acceptable terms or at all the provision of all the services that Renergen will need to execute its business plans, or that such arrangements (both current and planned) will be sufficient for Renergen’s future needs and/or will not be interrupted. Renergen has previously entered into various Agreements of Mandatory, commonly known as Section 37(2) Agreements, which limit Renergen’s liability to third parties by placing the legal liability on the third-parties for acts or omissions undertaken by their employees. Renergen also requires all of its third-party service providers to be in good standing with a compensation fund in order to mitigate any potential liability Renergen may face in terms of the Compensation for Occupational Injuries and Diseases Act. However, Renergen cannot be certain that Renergen will not incur liability to third parties as a result of the actions of its contractors.

In addition, certain of the services Renergen requires are, or may in the future be, only available from a limited number of specialized providers, and Renergen may encounter difficulties in securing the services of specialized contractors due to high demand for those services. As a result, Renergen is dependent on external contractors performing and fulfilling their obligations satisfactorily. While Renergen is not aware of any specific failures or delays in providing such services, Renergen’s business and development plans may be adversely affected by any failure or delay by third parties in providing these services, by any change to the terms on which these services are made available, or by the failure of such third-party providers to provide services that meet Renergen’s quality or volume requirements. If Renergen determines it necessary to change a provider of such services, Renergen may experience additional costs, delays, interruptions to production, or other adverse effects on Renergen’s business, and Renergen may not be able to find adequate replacement services on commercially acceptable terms, on a timely basis, or at all. In addition, in connection with the proposed senior secured debt facilities that the DFC and the Standard Bank of South Africa have previously indicated their willingness to consider supporting for Phase 2, Renergen will be required to enter into business, construction and operational arrangements to deliver the Phase 2 facilities with suitably skilled contractor(s) to the satisfaction of the DFC and the Standard Bank of South Africa.

Renergen currently relies on outside contractors to perform key roles, such as drilling, downhole (wireline) logging and compositional sampling. Renergen will also rely on Worley to perform the owners engineer role on behalf of Renergen for Phase 2 of the Virginia Gas Project, and Renergen will rely on specialist Engineering, Procurement and Construction contractors for execution and construction of the Phase 2 plant. Renergen may also rely on specialized operating and maintenance contractors who are appointed for the short- to medium-term to assist with the operation of Renergen’s Phase 1 plant and the development of Renergen’s Phase 2 plant. These contractors will be selected based on international and, where possible, local experience. During the construction of Phase 2, Renergen also plans to appoint an independent consultant who must be registered with the South African Council for the Project and Construction Management Professions to oversee and audit Renergen’s OHSA implementation and Renergen’s third-party service providers. The success of Renergen’s operations and activities remains significantly dependent on the efforts, abilities and performance of outside contractors.

Should Renergen be unable to acquire or retain third-party providers or contractors of key services on favorable terms, or should there be interruptions to, or inadequacies with, any services provided, Renergen may need to incur additional capital and operating expenditures to perform or correct such services. The occurrence of one or more of these risks could have a material adverse effect on Renergen’s business, results of operations and financial condition.

All of Renergen’s operations are conducted in one geographic area. Any adverse developments at Renergen’s facility could have a material adverse effect on Renergen’s business, results of operations and financial condition.

Because all of Renergen’s operations are conducted in one geographic area located in Virginia, Free State Province, South Africa, an event such as an explosion, substantial gas leak, fire, equipment malfunction or severe weather conditions, including water shortages or other drought-related conditions, that adversely affect Renergen’s facility could significantly disrupt Renergen’s natural gas or helium production operations and Renergen’s ability to supply LNG and helium to Renergen’s customers. Additionally, as a result of this concentration, Renergen may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, or interruption of the processing or transportation of natural gas. Any sustained disruption in Renergen’s ability to meet Renergen’s obligations under Renergen’s sales agreements could have a material adverse effect on Renergen’s business, results of operations and financial condition.

Renergen anticipates Renergen will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Renergen.

Renergen expects its expenses to increase substantially in connection with our ongoing and planned activities, particularly as it continues to integrate acquired assets into Renergen and continues the development of Phase 2 of the Virginia Gas Project. In addition, we expect to continue incurring significant costs associated with operating as a public company. For example, Renergen estimates that the build cost to complete construction of Phase 2 is in excess of $1.0 billion (including borrowing costs and general corporate costs during construction) over a period of three to four years. This is broken down into upstream, midstream and downstream costs. Historically, Renergen has financed these expenditures primarily with equity offerings. Renergen intends to use Renergen’s existing cash balance, available facilities and operating cash flows. However, the cost to complete construction of Phase 2 is subject to factors beyond Renergen’s control, including inflationary pressures, rising interest rates and associated monetary policies and increasing power shortages or blackouts, and Renergen’s financing needs may require Renergen to alter or increase Renergen’s capitalization substantially through the issuance of debt or equity securities or the sale of assets.

If Renergen is unable to fund Renergen’s planned capital expenditure projects as a result of Renergen’s operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding to support future capital expenditures and investments, Renergen may no longer be able to complete such projects. In addition, Renergen may be unable to develop new capital projects so as to continue production at cost-effective levels. Furthermore, any such reduction in Renergen’s ability to fund capital expenditures may result in significantly increased expenses to resume production or capital projects, or cause Renergen to forego resuming production or such capital projects at all, which could cause Renergen to forego any potential future increases in commodity prices and may adversely affect Renergen’s results of operations or financial condition.

Renergen’s capital expenditures financed by borrowing additional funds may increase Renergen’s leverage and make it more difficult for Renergen to satisfy Renergen’s obligations, limit Renergen’s ability to obtain additional financing to operate Renergen’s business, require Renergen to dedicate a substantial portion of Renergen’s cash flow to payments on Renergen’s debt and place Renergen at a competitive disadvantage relative to some of Renergen’s competitors. As of May 31, 2026, Renergen had total borrowings outstanding of $113.8 million, consisting of long-term borrowings from the DFC, IDC and Molopo Energy Limited (“Molopo”). The borrowings under the DFC Credit Facility Agreement (as defined below) and IDC Loan Agreement (as defined below) are payable on fixed payments terms, whereas the borrowings under the Molopo Debt Funding (as defined below), while payable in annual installments, are payable in an amount equivalent to 36% of Tetra4’s distributable profit, meaning the amount of Tetra4’s annual profit that is available to be paid as a dividend to its shareholders in a particular period. Renergen has received conditional approval for senior secured debt funding from the DFC of up to $535 million. In addition, the Standard Bank of South Africa has previously indicated their willingness to consider supporting Phase 2 with up to $250 million of senior secured debt funding. No binding definitive agreements have been executed with respect to either facility, and there can be no assurance that Renergen will be able to negotiate and enter into such agreements on terms that are favorable to Renergen, or at all. In addition, the Commitment Letter is non-binding and subject to a number of terms and conditions, contingencies and uncertainties. See “Renergen Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Conditional Indications of Support from the DFC and SBSA” for additional information regarding conditions precedent to funding by the DFC. If Renergen is unable to repay or refinance Renergen’s short- and long-term borrowings as they mature, such inability could have a material adverse effect on Renergen’s financial condition.

The DFC Credit Facility Agreement, IDC Loan Agreement and the Bridge Loan Facility Agreement contain, and Renergen’s existing and future debt and other agreements may contain, among other provisions, covenants that restrict Renergen’s ability to finance future operations or capital needs, engage in other business activities or declare dividends. Given the long-term nature of these agreements, these covenants and restrictions may present a material constraint on Renergen’s operational and strategic flexibility and may preclude Renergen from entering into strategic transactions that would be beneficial to Renergen. A breach of any of these covenants could result in an event of default or accelerate Renergen’s repayment obligations under the relevant agreement, and any such event of default or resulting acceleration under such agreements could result in an event of default or acceleration under other agreements. For more information about certain financial covenants and negative covenants, see the section titled “Renergen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources—Indebtedness” elsewhere in this proxy statement/prospectus.

Renergen’s capital expenditures financed by Renergen’s cash flow from operations and access to capital are subject to a number of variables, including the prices at which Renergen’s production is sold, Renergen’s proved reserves, the amount of LNG and helium Renergen is able to produce from existing wells, Renergen’s ability to locate and produce new reserves, the amount of Renergen’s operating expenses, Renergen’s borrowing ability and Renergen’s ability to access capital markets.

In addition, Renergen may have additional capital requirements to the extent Renergen identifies and decides to proceed or accelerate exploration activities, develop future operations, or take advantage of opportunities for acquisitions, joint ventures or other business opportunities. Renergen may also incur major unanticipated liabilities or expenses. There can be no assurance that Renergen will be able to obtain necessary financing for such activities in a timely manner and/or on acceptable terms, if at all.

Natural gas prices are volatile. A sustained decline in natural gas prices could adversely affect Renergen’s business, financial condition and results of operations and Renergen’s ability to meet Renergen’s capital expenditure obligations and financial commitments.

The prices Renergen receives for Renergen’s natural gas production heavily influence Renergen’s revenue, profitability, access to capital, and future rate of growth. Natural gas is a commodity, and its price may fluctuate widely in response to market uncertainty and to relatively minor changes in the supply of and demand for natural gas. Historically, natural gas prices have been volatile. For example, during the period from January 1, 2026 through June 30, 2026, the Henry Hub spot price for natural gas fluctuated significantly from a high of $30.72 per MMBtu on January 23, 2026 to a low of $2.54 per MMBtu on April 24, 2026. The prices Renergen receives for Renergen’s production, and the levels of Renergen’s production, depend on numerous factors beyond Renergen’s control, which include the following:

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worldwide and regional economic conditions impacting the global supply and demand for natural gas;
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the price and quantity of foreign imports of natural gas;
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political and economic conditions in or affecting other producing regions or countries, including the Middle East, Africa, South America and Russia;
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the level of global exploration, development and production of natural gas;
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the level of global inventories of natural gas;
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the proximity, capacity, cost and availability of gathering and transportation facilities;
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localized and global supply and demand fundamentals and transportation availability;
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the cost of exploring for, developing, producing and transporting reserves;
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weather conditions and natural disasters;
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technological advances affecting energy consumption;
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the price and availability of alternative fuels;
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expectations about future commodity prices;
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energy supply, production, and conservation measures, including policies and initiatives by governmental authorities; and
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governmental regulation and taxes.

Lower commodity prices may reduce Renergen’s cash flow and borrowing ability. If Renergen is unable to obtain needed capital or financing on satisfactory terms, Renergen’s ability to develop future reserves could be adversely affected. Also, using lower prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits. In addition, sustained periods with natural gas prices at levels lower than current Henry Hub strip prices may adversely affect Renergen’s drilling economics and Renergen’s ability to raise capital, which may require Renergen to re-evaluate and postpone or eliminate Renergen’s development program, and result in the reduction of some of Renergen’s proved undeveloped, probable and possible reserves and related PV-10. As a result, a substantial or extended decline in commodity prices may materially and adversely affect Renergen’s future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures.

The world’s helium supply is located in a few countries, which may cause volatility in helium prices, impact Renergen’s competition and affect Renergen’s business or results of operations.

Helium is a commodity business, which means that Renergen’s operations and earnings may be significantly affected by changes in helium prices and in margins on helium sales. Helium prices and margins on helium sales depend on local, regional and global events or conditions that affect supply and demand for helium. The world’s helium supply is located primarily in the United States, Algeria, and Qatar, in addition to South Africa, Russia and a few other countries. The scarcity of this resource limits the number of competitors in the helium industry and, if Renergen’s competitors in any of these countries experience a problem with production of helium, the price of helium may spike. For example, an explosion at a Russian helium production facility in January 2022 caused a continued delay in production at that site and contributed to global helium supply concerns, which impacted the prices for the commodity. More recently, in early 2026, the closure of the Strait of Hormuz adversely impacted Qatar’s helium production, with repairs expected to take years rather than months, and in April 2026, Russia introduced export controls on helium to maintain domestic supply. Based on industry reports, approximately 50% of global helium supply is currently offline, while salt cavern storage facilities are approaching depletion. These developments have contributed to significant upward pressure on spot helium pricing, with spot prices exceeding $2,000/Mcf in some cases. However, there is no assurance that these conditions or elevated prices will be sustained, and helium prices could decline if such disruptions are resolved or if supply and demand conditions otherwise change. A resolution of disruptions, an increase in production or shipping capacity from producing countries, or a reduction in global demand could each cause helium prices to fall. Any material decline in helium prices could have a material adverse effect on certain of Renergen’s operations, especially in financial condition and proved reserves.

Scientific or technological changes, substitution, recycling or changes in end-user demand may reduce demand for helium, which could adversely affect Renergen’s business, financial condition and results of operations.

Helium demand may be affected by scientific and technological developments, changes in end-user demand, recycling, substitution of other gases or technologies, and the price sensitivity of certain helium applications. For example, technologies that reduce helium consumption in MRI machines, a shift in demand among electronics, aerospace, medical, fiber-optic, welding or other applications, or the development or increased use of substitutes for helium could reduce demand for Renergen’s helium. Significant increases in helium prices may also encourage customers to substitute other gases, increase investment in helium recycling or adopt technologies that reduce helium consumption. If demand for helium declines or if demand growth in emerging applications does not offset declines in other applications, Renergen’s business, financial condition, results of operations and prospects could be adversely affected.

Renergen faces competition based upon the international market price for LNG.

Renergen may be subject to the risk of LNG price competition when Renergen needs to replace any existing sale purchase agreement (“SPA”), whether due to natural expiration, default or otherwise, or enter into new LNG SPAs. Factors relating to competition may prevent Renergen from entering into a new or replacement SPA on economically comparable terms as existing SPAs, or at all. Such an event could have a material adverse effect on Renergen’s business, contracts, financial condition, operating results, cash flow, liquidity and prospects. Factors that may negatively affect potential demand for LNG from Renergen’s liquefaction projects are diverse and include, among others:

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increases in worldwide LNG production capacity and availability of LNG for market supply;
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LNG demand at levels below those required to maintain current price equilibrium with respect to supply;
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increases in the cost to supply natural gas feedstock to Renergen’s liquefaction projects;
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decreases in the cost of competing sources of natural gas or alternate fuels, such as coal, heavy fuel oil and diesel;
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decreases in the price of non-South African LNG, including decreases in price as a result of contracts indexed to lower oil prices;
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increases in capacity and utilization of nuclear power and related facilities; and
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displacement of LNG by pipeline natural gas or alternate fuels, including in locations where access to these energy sources is not currently available.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Renergen as Renergen expands its current operations.

Renergen’s results of operations have been and may in the future be affected by the availability and pricing of raw materials and other essential production inputs, including equipment, fuel and steel. The price and quality of raw materials have been and may in the future be substantially affected by changes in global supply and demand, along with weather conditions, including those due to climate change, governmental controls and other factors. A sustained interruption in the supply of any of these materials could require Renergen to find substitute suppliers and to pay higher prices for such materials. Furthermore, the cost of construction materials and the prices of certain of Renergen’s production inputs are impacted by, among other things, the prices of such raw materials, including oil and steel, which have been, and may continue to be, subject to price volatility. The price of these materials may continue to rise as a result of inflation, resulting in significantly higher construction costs as Renergen expands its current operations into Phase 2. Any significant increase in the prices of these materials could increase Renergen’s operating costs and affect production considerations, which may have a material adverse effect on Renergen’s operations and liquidity.

Renergen depends on third parties to manufacture and to supply key semiconductor components necessary for operations at the Virginia Gas Plant. If these third-party suppliers become unwilling or unable to provide an adequate supply of semiconductors, with respect to which there is a global shortage, Renergen may not be able to find alternative sources in a timely manner and Renergen’s business could be adversely impacted.

Semiconductors are a vital input to certain components of Renergen’s Virginia Gas Plant. Many of the key semiconductors used in these components come from limited or single sources of supply, and, therefore, a disruption with any one manufacturer or supplier in Renergen’s supply chain would have an adverse effect on Renergen’s ability to continue Renergen’s operations. Due to Renergen’s reliance on these semiconductors, Renergen is subject to the risk of shortages and long lead times in their supply. Renergen has in the past experienced, and may in the future experience, semiconductor shortages, and the availability and cost of these components would be difficult to predict. For example, a global shortage of semiconductors has been reported since early 2021, and Renergen is unsure as to when, or if, such shortage will be resolved. To the extent such shortage persists, Renergen’s business could be adversely impacted. Additionally, Renergen’s manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems, further exacerbating the global shortage. The shortage of semiconductors could negatively impact Renergen’s ability to source an adequate supply of semiconductors used in Renergen’s operations, which may adversely affect Renergen’s business, results of operations and financial condition.

The ongoing military conflict between Russia and Ukraine and the United States-Israel-Iran conflict could have a material adverse effect on the global energy industry and Renergen’s business, financial condition and results of operations.

The current conflict between the United States, Israel and Iran has highlighted the global dependency on the supply of petroleum, natural gas and helium from countries bordering the Perian Gulf. Not only has this conflict highlighted the concentration of suppliers, but more importantly the concentration of risk associated with transport routes to market for these critical products.

In addition, in response to the Russian invasion of Ukraine in February 2022, the United States, the European Union and the United Kingdom, among others, have imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia (for example, Helium). Although Renergen has no operations in Russia or Ukraine, Renergen has experienced shortages in materials and increased costs for transportation, energy, and raw materials due in part to the negative impact of the Russia-Ukraine military conflict on the global economy. The long-term impact on Renergen’s business resulting from the disruption of trade in the region caused by the conflict and associated sanctions is uncertain at this time due to the fluid nature of the ongoing military conflict and response. The potential impacts include supply chain and logistics disruptions, financial impacts including volatility in foreign exchange and interest rates, increased inflationary pressure on raw materials and energy, and other risks, including an elevated risk of cybersecurity threats and the potential for further sanctions.

The continuation of the abovementioned conflicts may trigger a series of additional economic and other sanctions enacted by the United States and other countries. The potential impact of supply chain and logistics disruptions, financial impacts, including volatility in helium and LNG prices, foreign exchange rates and interest rates, inflationary pressures on raw materials and energy and heightened cybersecurity threats, is uncertain at the current time due to the fluid nature of the conflict and international responses to it. To the extent any international conflict may adversely affect Renergen’s business, it may also have the effect of heightening many of the other risks described in Renergen’s risk factors, such as those relating to data security, supply chain, volatility in prices of inputs, and market conditions, any of which could negatively affect Renergen’s business and financial condition.

Although Renergen monitors developments in international relations to assess any potential future impacts that may arise, Renergen cannot provide assurance that Renergen will not be impacted by any current or future international conflict. The adverse effects of the ongoing conflict between Russia and Ukraine and the United Staes, Israel and Iran, and/or economic sanctions and import and/or export controls to be imposed on the Russian and Iranian governments by the United States or others, and the above-mentioned adverse effect on the global economy and market conditions could have a material adverse effect on Renergen’s business, financial condition and results of operations.

Renergen may be unable to obtain, maintain or renew permits, leases or licenses necessary for Renergen’s operations, the failure of which could impair Renergen’s ability to conduct Renergen’s operations and have a material adverse effect on Renergen’s results of operations.

Renergen’s operations require Renergen to obtain a number of consents, permits, authorizations, leases and licenses that may impose strict regulations on various environmental and operational matters. These include consents issued by various agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently and are subject to discretionary interpretations by Renergen’s regulators, all of which may make compliance difficult or impractical and may impair Renergen’s existing operations or the development of future facilities. Although Renergen believes that Renergen has obtained all consents, permits, authorizations, leases and licenses to operate Renergen’s operations to date, if any consents, permits, authorizations, leases and licenses that may be required for future operations are not issued or timely renewed as statutorily prescribed or at all, or are conditioned in a manner that may restrict Renergen’s ability to conduct Renergen’s operations economically, Renergen’s cash flows may decline, which could negatively impact Renergen’s operations and results of operations.

Renergen’s results of operations may be adversely affected by permitting, operating or construction delays and requirements introduced via community, political or regulatory opposition to Renergen’s projects.

Certain persons, associations and groups could oppose natural gas or helium projects in general or Renergen’s projects specifically, citing, for example, misuse of water resources, contribution to climate change, landscape degradation, land use or price increase and harm to the environment. Moreover, regulation may restrict the development of LNG or helium plants in certain areas. In order to develop an LNG or helium project, Renergen is typically required to obtain, among other things, petroleum rights to explore and/or produce LNG and helium, environmental authorizations, water use entitlements, and/or other related authorizations, land use, zoning and/or other infrastructure-related building permits, which in turn require environmental impact and applicable specialist studies to be undertaken and mandatory prescribed public participation processes, during which any interested or affected individual, association or group may oppose a project or expansion of an existing project. Any objection resulting from the public participation process must be taken into account by the relevant decision-making authority, which could in turn result in the applicable consents being delayed or not being granted or being granted solely on the condition that Renergen carry out certain mitigation measures regarding the impact of the proposed project. Objections to Renergen’s application for the relevant consents, successful appeal and/or judicial review challenges in respect to the granting of Renergen’s applicable consents could adversely affect Renergen’s operating plans.

Authorization for the use, construction, and operation of systems and associated transmission facilities will also require the assessment and evaluation of existing limited real rights of third parties, such as mineral rights, private rights-of-way, and other easements; environmental, agricultural, traditional community entitlements, cultural, recreational, and aesthetic impacts; biodiversity loss, and the likely mitigation of adverse effects to these and other resources and uses. The inability to obtain the required consents and other governmental approvals, and any delays in obtaining such consents and other related approvals due, for example, to applicant or third-party internal appeals and litigation, could potentially prevent Renergen from successfully constructing and operating such projects in a timely manner and could result in the potential forfeiture of any deposit Renergen has made with respect to a given project. Moreover, project approvals subject to project modifications and conditions, including mitigation requirements and costs, could affect the financial success of a given project. Changing regulatory requirements and the discovery of unknown site conditions could also adversely affect the financial success of a given project.

Further, Renergen may be adversely affected by operating or construction delays. Due to the size and duration of construction in Phase 2, actual construction costs may be significantly higher than Renergen’s current estimates as a result of many factors, including but not limited to changes in scope, the ability of Renergen’s contractors to execute successfully under their agreements, changes in commodity prices, escalating labor costs and the potential need for additional funds to be expended to maintain construction schedules or comply with existing or future environmental or other regulations. As construction progresses, Renergen may decide or be forced to alter operations or Renergen’s construction plans due to unforeseen events, which could result in longer construction periods, higher construction costs or both, including change orders to comply with existing or future environmental or other regulations. For example, Renergen’s Phase 1 liquid helium plant has undergone engineering optimization and entered its commissioning phase in August 2026, with commercial liquid helium delivery expected during the fourth quarter of 2026. Unanticipated technical issues during commissioning could cause further delays. Any significant operating or construction delay, whatever the cause, could have a material impact on Renergen’s business, financial condition, results of operations or liquidity.

Poor general economic, business, or political conditions may have a material adverse effect on Renergen’s results of operations, liquidity, and financial condition.

Renergen’s current business plan contemplates that a portion of Renergen’s revenue will be derived from the sale of helium and LNG. The demand for helium and LNG is largely driven by the economic, political and regulatory conditions of the countries where Renergen plans to sell such commodities (for example, the U.S. and South Africa). Therefore, Renergen’s results of operations and financial condition are, to a large extent, dependent upon the overall level of economic activity in these countries.

During the last few years, concerns over inflation, energy costs, volatile oil and natural gas prices, geopolitical issues, the availability and cost of credit, rising interest rates, the overall health of the banking sector, the slowdown in economic growth in large emerging and developing markets, regional or worldwide increases in tariffs or other trade restrictions, and other issues have contributed to increased economic uncertainty and diminished expectations for the global economy.

Concerns about global economic conditions have had a significant adverse impact on domestic and international financial markets and commodity prices. If uncertain or poor economic, business, or industry conditions in the United States or abroad remain prolonged, demand for petroleum products could diminish or stagnate, and production costs could increase. These situations could impact the price at which Renergen can sell Renergen’s LNG and helium, affect Renergen’s vendors’, suppliers’, and customers’ ability to continue operations, and ultimately adversely impact Renergen’s business, financial condition, results of operations or liquidity.

If Renergen loses senior management or is unable to hire and/or retain sufficient technically skilled and experienced employees, Renergen’s business may be materially adversely affected.

Renergen’s ability to continue to operate, innovate, improve or expand depends on, among other things, Renergen’s ability to retain and attract senior management and key employees with appropriate knowledge and skills, experience and other competencies as may be required to be competitive and to achieve Renergen’s business strategies over the long term. For additional information regarding Renergen’s employees, see the section titled “Renergen’s Business – Human Capital Resources” elsewhere in this proxy statement/prospectus. However, the energy industry in South Africa continues to experience a shortage of qualified senior management and technically skilled employees. Renergen may be unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled and experienced employees or other management personnel, or Renergen may have to pay and/or award higher levels of remuneration (including sign-on packages, gross packages and short- and long-term incentives) than Renergen currently provides to its employees. To the extent that Renergen is unable to hire or retain appropriate management and technically skilled personnel, or if there are not adequate succession plans in place, this could have a material adverse effect on Renergen’s business and on Renergen’s production levels, operating results and financial position. Renergen’s inability to hire or retain appropriate management and technically skilled personnel from designated groups may also affect Renergen’s compliance with Renergen’s employment equity obligations and the undertakings that Renergen has made in Renergen’s social and labor plan in respect of the employment of historically disadvantaged persons.

Extreme weather and changing climatic conditions exacerbated by climate change impacts, including prolonged droughts, could lead to delays in Renergen’s projects and adversely affect Renergen’s operations.

Renergen’s operations are subject to various physical weather and climate risks, which may be exacerbated by climate change. Climate change may result in the increased frequency or severity of extreme weather events (including storms, droughts, floods, and wildfires) or changes in meteorological and hydrological patterns, which could adversely impact Renergen’s operations and financial results through, for example, water use curtailments in response to drought or construction delays resulting from more frequent storms and flooding. Renergen takes proactive measures to monitor water availability and quality within Renergen’s operations to help avoid and mitigate impacts to Renergen’s operations. In addition, the occurrence of extreme weather events has the potential to result in supply chain disruptions. While extreme weather events have increased in frequency and intensity in some areas where Renergen operates, to date such events have not had a material impact on Renergen’s operations nor materially adversely affected Renergen’s business.

Renergen’s reserves data are estimates based on assumptions that may be inaccurate and are based on existing economic and operating conditions that may change in the future, which could materially and adversely affect the quantities and value of Renergen’s reserves.

Renergen’s reserve estimates and the present value of future net cash flows from Renergen’s proved, probable and possible reserves, or PV-10, may vary substantially from the actual amounts Renergen is able to recover economically from Renergen’s reserves. The process of estimating natural gas and helium reserves is complex. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond Renergen’s control. Estimates of reserves require interpretations of available technical data and necessarily depend upon a number of variables and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of Renergen’s reserves. These factors and assumptions relate to, among other aspects:

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successful completion of Phase 2, on time and on budget;
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future prices, production costs, capital expenditures and transportation costs;
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the effects of regulation by governmental agencies; and
•
geologic conditions, which may not be identified by available exploration data and may differ from Renergen’s experiences in areas where Renergen currently produces.

You should not assume that the present value of future net revenues from Renergen’s reserves presented in this prospectus is the current market value of Renergen’s estimated reserves. Actual production, revenue and expenditures with respect to Renergen’s reserves will likely vary from Renergen’s estimates, and these variations may be material.

Further, any delays in the timing or increased costs of construction with respect to Phase 2 could result in reserve write-downs, which could materially affect Renergen’s PV-10, business, operating results and financial condition.

The PV-10 of Renergen’s estimated proved, probable and possible reserves is not necessarily the same as the current market value of Renergen’s estimated natural gas and helium reserves.

The PV-10 of Renergen’s estimated proved, probable and possible reserves may not be the current market value of Renergen’s estimated natural gas and helium reserves. In accordance with rules established by the SEC, Renergen bases the estimated discounted future net cash flows from Renergen’s reserves on contract prices, calculated as costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor Renergen uses when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Renergen or the natural gas and helium industry in general.

Power stoppages, fluctuations, usage constraints and limited access to sufficient water may force Renergen to halt or curtail operations and/or increase costs.

Renergen’s operations are dependent on electricity supplied by Eskom, a state-owned utility company that historically has held a monopoly over electricity supply in the South African market. Over the past decade, electricity supply in South Africa has been constrained, with multiple power supply disruptions and load shedding constraints, which is a controlled process of restricting the electricity supply in response to unplanned events that commenced in South Africa in 2008. For example, after a strike at Eskom in June 2018, Eskom re-commenced load shedding to protect the power system from going offline. In 2022 and 2023, Eskom increased implementation of load shedding due to various constraints on its power generation units, which have resulted in certain unplanned outages. Although the position has materially improved since 2024, load shedding may return in the short- to medium-term, particularly as the South African economy may increase growth under the GNU. Later in the decade, Eskom will also start to decommission some of its coal-fired power plants. Despite Eskom’s efforts to protect the national power grid to date, there is no assurance that Eskom’s efforts will prevent a nationwide blackout. Eskom has been unable to generate and supply the amount of electricity required by South Africa, which has resulted in significant and often unpredictable electricity supply disruptions. Eskom has implemented a number of short- and long-term mitigation plans to correct these issues but supply disruptions have continued to occur regularly and with no predictability. Prolonged power outages, disruptions, or shortages in supply of electricity to Renergen’s operations would have a material adverse impact on production and Renergen’s results of operations.

Eskom has increasing costs of generation emanating from, among others, primary energy costs such as high diesel consumption related to its use of peaking power plants to supplement the shortfall in base load generation, reduced generation of electricity from its base load fleet as a result of a very low energy availability factor at its old power stations, operating costs and asset related revenue recovery. Eskom is required to submit regular applications to the National Energy Regulator of South Africa (“NERSA”), an independent regulatory body, in accordance with, among others, the principles set out in the Electricity Regulation Act, 2006 (Act No. 4 of 2006) requesting an increase in the power tariffs. Each tariff increase request, if granted by NERSA, results in higher energy costs for electricity users in South Africa, including Renergen. NERSA has approved an 8.76% increase in electricity tariffs for the period from April 1, 2026 to March 31, 2027, with a further increase of 8.86% to take effect in April 2027. Eskom has expressed concern that these increases may not be adequate to prevent future electricity interruptions and has indicated that it intends to challenge NERSA’s decision not to grant the requested tariff increase. In several instances, the court has ruled in Eskom’s favor, allowing retrospective recovery through tariff increases. It is anticipated that Eskom will pursue further tariff increase applications, which will result in further tariff uncertainty and price increases. During certain periods of load shedding, Eskom has burned significant amounts of diesel to run its gas turbines and has asked large power users to curtail their demand. This has contributed to Eskom’s ongoing financial difficulties and above inflation tariff applications to NERSA. Although as of September 18, 2026, South Africa has gone 490 consecutive days without load shedding, there is no guarantee that load shedding will not return.

Furthermore, in February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform, which could take a significant amount of time and could cause poor reliability of the supply of electricity, instability in prices, and a possible tariff increase above inflation that could continue through the unbundling process. Should Renergen experience further power tariff increases, Renergen’s operating results and financial condition may be adversely impacted.

Although the South African Department of Electricity and Energy is developing a recovery program to improve the reliability of power supply in South Africa, with significant success in 2024 to date, there can be no assurance that this program will provide sufficient supply for the needs of the country or for Renergen to run Renergen’s operations at full capacity or at all.

Renergen’s operations also require significant amounts of water. Renergen is dependent on the availability of water in Renergen’s areas of operations and, in particular, on the provision of a sufficient allocation of water to enable Renergen to conduct Renergen’s business. Renergen’s operations are located in historically water scarce areas, which such scarcity may be further impacted by climate change. Renergen’s current water supply to Renergen’s facilities and Renergen’s operations comes directly from the municipal main supply system, which also supplies the mining houses in the area and historically has not been prone to supply constraints. This municipal main supply system would also be the main source of water supply for Phase 2 of the Virginia Gas Project. Renergen’s on-site service water tank has sufficient water storage should unplanned service interruptions occur. Additionally, Phase 1 and Phase 2 of the Virginia Gas Project are designed for efficient water usages, including the recycling of produced water from plant operation wastewater and the recycling of treated sewage waste. However, shifting rainfall patterns, population growth and urban development in the areas surrounding Renergen’s operations are expected to lead to increased demands on the existing water supply, which, coupled with inadequate upgrades to existing water infrastructure, may cause water shortages in relation to Renergen’s areas of operations. If Renergen cannot be supplied with sufficient water, Renergen’s results of operations and financial condition may be adversely impacted.

A cyber-attack could result in operational interruptions or the infringement of sensitive data, financial loss, and negative impacts on reputation.

A cyber-attack on Renergen could result in operational interruptions or the infringement of sensitive data, financial loss, and negative impacts on reputation. Renergen uses a variety of information technology systems in the ordinary course of business, which are potentially vulnerable to unauthorized access, computer viruses, ransomware software viruses and other similar types of malicious activities and cyber-attacks, including cyber-attacks to Renergen’s information technology infrastructure and attempts by others to gain access to Renergen’s propriety or sensitive information, which range from individual attempts to advanced, persistent threats. These attacks, and, in particular, ransomware attacks, such as the Colonial Pipeline ransomware incident in May 2021, have become increasingly frequent and sophisticated globally, with attractive returns for criminals. The procedures and controls Renergen uses to monitor these threats and mitigate Renergen’s exposure may not be sufficient to prevent cybersecurity incidents. The results of these incidents could include misstated financial data, theft of trade secrets or other intellectual property, liability for disclosure of confidential customer, supplier or employee information, increased costs arising from the implementation of additional security protective measures, litigation and reputational damage, which could materially adversely affect Renergen’s financial condition, business or results of operations. Any remedial costs or other liabilities related to cyber-attacks may not be fully insured or indemnified by other means.

The large-scale outbreak of infectious diseases could severely impact Renergen’s business, financial condition, results of operations, prospects and workforce.

The large-scale outbreak of infectious diseases increases morbidity and mortality over a wide geographic area, which could lead to a significant economic, social and political disruption in the areas in which Renergen operates. If another pandemic or large-scale outbreak of another infectious disease were to arise, Renergen would have to re-apply for this designation and no assurance can be made that the South African government would approve such designation for such other pandemic or large-scale outbreak of another infectious disease.

Volatile macroeconomic conditions, such as fluctuating foreign exchange and rising inflation rates, may negatively impact operating costs and capital expenditures, which could affect Renergen’s results of operations and liquidity.

Volatile macroeconomic conditions, such as fluctuating foreign exchange and rising inflation rates, may negatively impact operating costs and capital expenditures, which could affect Renergen’s results of operations and liquidity. For example, in fiscal year 2026, Renergen recognized approximately $8.3 million of net foreign exchange gains, principally from the remeasurement of U.S. dollar-denominated debt and supplier balances, compared to total revenue of approximately $2.6 million. Because a substantial portion of Renergen’s debt is denominated in U.S. dollars while its functional currency is the South African Rand, exchange rate movements may continue to have a disproportionate effect on Renergen’s reported results, and in certain periods foreign exchange effects may obscure the underlying operating performance of Renergen’s business.

Furthermore, LNG is marketed in South Africa as a substitute / alternative for diesel fuel. It is priced at a discount to wholesale diesel fuel. Because diesel fuel prices are highly correlated with the Brent crude oil price, increases or decreases in the price of crude oil impact Renergen’s sales accordingly. Historically, the increasing cost of diesel fuel in South Africa has outstripped the domestic inflation rate. In addition, if exchange rates or interest rates, such as the SOFR, or any replacement benchmark rate, and the South African prime interest rate, increase significantly, Renergen’s finance expenses will increase, and Renergen’s ability to obtain financing may decrease, which may materially adversely affect Renergen’s results of operations. South Africa’s central bank, the South African Reserve Bank, controls the repurchase rate, which is the rate at which the South African Reserve Bank lends to South African banks. The repurchase rate in turn determines the South African prime interest rate, which is the rate at which South African banks will lend to customers like Renergen. Fluctuations in exchange rates and interest rates are caused by several factors that are beyond Renergen’s control, such as local and international central bank policy changes, geopolitical shift, global economic factors and others. Such volatile macroeconomic conditions may negatively impact operating costs and capital expenditures, which could affect Renergen’s results of operations and liquidity.

If Renergen fails to comply with its obligations under license or technology agreements with third parties, Renergen may be required to pay damages and could lose license rights that are critical to its business.

Renergen licenses certain intellectual property rights, including technologies and data from third parties, which are important to Renergen’s business, and, in the future, Renergen may enter into additional agreements that provide Renergen with licenses to valuable intellectual property rights or technology. For example, Renergen currently licenses satellite vegetation stress analyses software, detailed sub-surface modeling software, advanced DCS, SCADA or PLC systems and software, as well as hardware related licenses for specialist cryogenic equipment. Renergen’s future technological needs may be subjected to proprietary licensing requirements.

If Renergen fails to comply with any of the obligations under Renergen’s license agreements, Renergen may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause Renergen to lose valuable rights and could prevent Renergen from selling Renergen’s products and services, or inhibit Renergen’s ability to commercialize future products and services. Renergen’s business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if Renergen is unable to enter into necessary licenses on acceptable terms. In addition, Renergen’s rights to certain technologies are licensed to Renergen on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including Renergen’s competitors, on terms that may be superior to those offered to Renergen, which could place Renergen at a competitive disadvantage. Moreover, Renergen’s licensors may own or control intellectual property rights that have not been licensed to Renergen and, as a result, Renergen may be subject to claims, regardless of their merit, that Renergen is infringing, misappropriating or otherwise violating the licensor’s rights. In addition, the agreements under which Renergen licenses intellectual property rights or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Renergen believes to be the scope of Renergen’s rights to the relevant intellectual property rights or technology, or increase what Renergen believes to be Renergen’s financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on Renergen’s competitive position, business, financial condition, and results of operations.

Renergen may not be successful in obtaining, maintaining, enforcing, defending and protecting Renergen’s intellectual property and other proprietary rights, products or processes, including Renergen’s unpatented proprietary knowledge and trade secrets, or in avoiding claims that Renergen infringed, misappropriated or otherwise violated the intellectual property rights of others.

Renergen’s business and Renergen’s ability to compete effectively depend on Renergen’s ability to obtain, maintain, defend, protect and enforce Renergen’s intellectual property rights, confidential information, know-how and other proprietary rights, products or processes. Renergen relies on intellectual property laws in South Africa and other countries, as well as confidentiality procedures, cybersecurity practices and contractual provisions and restrictions, to protect the intellectual property rights and other proprietary rights relating to Renergen’s products, proprietary processes and proprietary technology. Despite Renergen’s efforts to obtain, maintain, defend, protect and enforce Renergen’s intellectual property rights and other proprietary rights, products or processes, there can be no assurance that these protections will be available in all cases or will be adequate to prevent Renergen’s competitors or other third parties from copying, accessing or otherwise obtaining and using Renergen’s technology, intellectual property rights or other proprietary rights, products or processes without Renergen’s permission. Further, there can be no assurance that Renergen’s competitors will not independently develop products or processes that are substantially equivalent or superior to Renergen’s or design around Renergen’s intellectual property rights and other proprietary rights. In each case, Renergen’s ability to compete could be significantly impaired.

Renergen may, over time, increase Renergen’s investment in protecting Renergen’s intellectual property rights through patent, trademark, copyright and other intellectual property filings, which could be expensive and time-consuming. Renergen may not be able to obtain registered intellectual property protection for Renergen’s products or processes, and, even if Renergen is successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive and time-consuming to maintain, and defend, these rights in terms of application and maintenance costs. Moreover, Renergen’s failure to develop and properly manage new intellectual property rights could hurt Renergen’s market position and business opportunities.

In addition, these measures may not be sufficient to offer Renergen meaningful protection or provide Renergen with any competitive advantages. Renergen will not be able to protect Renergen’s intellectual property rights if Renergen is unable to enforce Renergen’s rights or if Renergen does not detect unauthorized use of Renergen’s intellectual property rights. Moreover, any changes in, or unexpected interpretations of, intellectual property laws may compromise Renergen’s ability to enforce Renergen’s trade secrets, intellectual property rights and other proprietary rights. If Renergen is unable to adequately protect Renergen’s intellectual property rights and other proprietary rights, Renergen’s competitive position and Renergen’s business could be harmed, as third parties may be able to commercialize and use products and technologies that are substantially the same as Renergen’s products and technologies to compete with Renergen without incurring the development and licensing costs that Renergen has incurred. Any of Renergen’s owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or violated, Renergen’s trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or Renergen’s intellectual property rights may not be sufficient to permit Renergen to take advantage of current market trends or to otherwise provide Renergen with competitive advantages, which could result in costly redesign efforts, discontinuance of some of Renergen’s product offerings or other competitive harm.

Renergen believes that Renergen has sufficient intellectual property rights to allow Renergen to conduct Renergen’s business without incurring liability to third parties. However, Renergen or Renergen’s products may nonetheless infringe, misappropriate or otherwise violate the intellectual property rights of third parties, or Renergen may determine in the future that Renergen may be required to enter into costly license agreements or require other rights to intellectual property rights held by third parties. Such a license or other rights may not be available to Renergen on commercially reasonable terms or at all, in which case Renergen may be prevented from using, providing or manufacturing certain products or services, as applicable, or using brands as Renergen sees fit. Renergen may in the future become involved in lawsuits to protect or enforce Renergen’s intellectual property rights. An adverse result in any litigation proceeding could harm Renergen’s business.

Renergen’s holding company structure makes Renergen dependent on the operations of Renergen’s subsidiaries.

Renergen is a holding company and Renergen’s subsidiaries conduct all of Renergen’s operations and own all of Renergen’s operating assets. Renergen’s material assets are its direct equity interests in Tetra4. Renergen has no independent means of generating revenue. Renergen is, therefore, dependent on payments, dividends and distributions from its subsidiaries for funds to pay Renergen’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of the ordinary shares, and Renergen may have tax costs in connection with any dividend or distribution. In addition, the ability of Renergen’s subsidiaries to make distributions to Renergen may be restricted by, among other things, loans, credit facilities and applicable laws and regulations. If Renergen is unable to obtain funds from Renergen’s subsidiaries, Renergen may not be able to pay future dividends or distributions, if any, to holders of the ordinary shares, or to pay interest or principal on any debt Renergen may incur when due.

The historical financial results of Renergen included elsewhere in this proxy statement/prospectus may not be indicative of what Renergen’s actual financial position or results of operations will be in future periods.

The historical financial results included in this proxy statement/prospectus may not be indicative of the financial condition, results of operations or cash flows that Renergen may achieve in the future. This is primarily the result of the fact that Renergen only recently entered the production phase of Phase 1 of the Virginia Gas Project and Phase 2 is ongoing. Renergen’s financial condition and future results of operations could be materially different from amounts reflected in the historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare Renergen’s future results to historical results or to evaluate Renergen’s relative performance or trends in Renergen’s business.

Strikes, riots and labor disruptions can damage economic growth and, in turn, negatively impact Renergen’s business.

Strikes, riots and labor disruptions can damage economic growth and, in turn, lead to loss of production and/or interruption of Renergen’s operations. In the first half of 2022, South Africa lost 1.6 million work days due to strikes among industrial workers (based on estimated participants in the strikes), which was more than thirty times higher than the same prior year period. In August 2022, eight South African workers’ unions joined to protest power cuts, rising costs of living, and high unemployment levels. Renergen could suffer supply chain disruptions due to any labor disputes, slowdowns or shutdowns that may occur. For example, during the height of the COVID-19 pandemic due to government enforced lockdowns, Renergen suffered project delays for various components of Renergen’s gas gathering system, balance of plant utilities and LNG and liquid helium processing plant because of supply chain challenges. Renergen also experienced a two to three times increase in shipping transit times from China, Europe and the U.S. to South Africa, which exacerbated many of Renergen’s project delays. Additionally, South Africa experienced a period of political unrest in July 2021 as a result of the sentencing of the former President Jacob Zuma for contempt of court, which led to significant labor disruptions in the regions of Kwa-Zulu Natal and Gauteng. While there have not been any significant labor strikes in recent years, the political environment could change rapidly, and any labor strikes, riots and/or labor disruptions may negatively impact Renergen’s employment relationships and could increase Renergen’s risk exposure, which in turn could negatively impact on Renergen’s results of operations and financial condition.

Drilling for and producing natural gas and helium are high risk activities with many uncertainties that could adversely affect Renergen’s financial condition or results of operations.

Renergen’s drilling activities are subject to many risks, including the risk that they will not discover commercially productive reservoirs. Drilling for natural gas and helium can be uneconomical, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. There is no way to predict in advance of drilling and testing whether any particular prospect will yield natural gas or helium in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable Renergen to know conclusively prior to drilling whether natural gas or helium will be present or, if present, whether natural gas or helium will be present in commercial quantities. Renergen cannot assure you that the analogies Renergen draws from available data from other wells will be applicable to Renergen’s drilling prospects. In addition, drilling and producing operations on Renergen’s acreage may be curtailed, delayed or canceled as a result of other factors, including:

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declines in natural gas or helium prices;
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infrastructure limitations;

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the high cost of, shortages in or delays with respect to receipt of equipment, materials and services;
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unexpected operational events, pipeline ruptures or spills, adverse weather conditions, facility malfunctions or title problems;
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compliance with environmental and other governmental requirements;
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regulations, restrictions, moratoria and bans on injection wells and water disposal;
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unusual or unexpected geological formations;
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environmental hazards, such as natural gas or well fluids spills or releases, pipeline or tank ruptures and discharges of toxic gas;
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fires, blowouts, craterings and explosions;
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uncontrollable flows of natural gas or well fluids;
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changes in the cost of decommissioning or plugging wells;
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maintenance of quality, purity and thermal quality standards both for commodity sales and purposes of transportation;
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members of the public have engaged in physical confrontations or acts of sabotage to impede or prevent transportation of hydrocarbons; and
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pipeline capacity curtailments.

In addition to causing curtailments, delays and cancellations of drilling and producing operations, many of these events can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on Renergen’s business activities, financial condition and results of operations.

The development of Renergen’s proved undeveloped, probable and possible reserves may take longer and may require higher levels of capital expenditure than Renergen currently anticipates. Therefore, Renergen’s proved undeveloped, probable and possible reserves may not be ultimately developed or produced.

Approximately 97.9% of Renergen’s estimated net proved reserves volumes for each of natural gas and helium were classified as proved undeveloped ("PUD") as of February 28, 2026. Development of these reserves may take longer and require higher levels of capital expenditure than Renergen currently anticipates. Moreover, the development of Renergen’s probable and possible reserves will require additional capital expenditures and are less certain to be recovered than proved reserves. Estimated future costs relating to the infill drilling of Renergen’s natural gas and helium PUDs and constructing required infrastructure at February 28, 2026 are approximately $92 million in the aggregate. Renergen expects to fund these expenditures through cash flows generated by operations, borrowings under the DFC Credit Facility Agreement, the IDC Loan Agreement and other sources of capital, including senior secured debt funding from the DFC and the Standard Bank of South Africa. As of May 31, 2026, Renergen has not included any costs relating to the development of Renergen’s probable and possible reserves in Renergen’s estimated future budget over the next five years. Renergen’s ability to fund development expenditures is subject to a number of risks. Delays in the development of Renergen’s reserves, increases in costs to drill and develop such reserves or decreases in commodity prices will reduce the value of Renergen’s estimated PUDs and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause Renergen to reclassify Renergen’s PUDs as unproved reserves. Furthermore, there is no certainty that Renergen will be able to convert Renergen’s PUDs to developed reserves or Renergen’s probable and possible reserves into proved reserves or that Renergen’s undeveloped or unproved reserves will be economically viable or technically feasible to produce.

Further, SEC rules require that, subject to limited exceptions, PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit Renergen’s ability to book additional PUDs as Renergen pursues its drilling program. As a result, Renergen may be required to write down Renergen’s PUDs if Renergen does not drill those wells within the required five-year timeframe.

Renergen uses information, communication, and technology systems, which record personal information. Failure of these systems, or the failure to protect personal information, could impact Renergen’s business and operations.

Renergen receives, generates, stores and otherwise processes sensitive information, such as personal information. Renergen faces a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of Renergen being unable to adequately monitor, audit and modify Renergen’s controls over Renergen’s critical information. This risk extends to the third-party vendors and subcontractors Renergen uses to manage this sensitive data.

The right to privacy of both natural and juristic persons (including companies) is regulated by the Protection of Personal Information Act, 2013 (the “POPIA”), which works alongside the Promotion of Access to Information Act, 2000 (the “PAIA”). With effect from July 1, 2021, a “responsible party” must ensure that it processes personal information of another (known as a “data subject”) in accordance with the principles contained in the POPIA. The “processing” of personal information refers to any operation or activity concerning such personal information and includes collection, storage, use, alteration, retrieval (amongst others). In addition, the POPIA includes provisions relating to the processing of “special personal information,” which includes information concerning a data subject’s religious or philosophical beliefs, race or ethnic origin, trade union membership, political persuasion, health or sex life and criminal behavior or biometric information. The POPIA would apply to the “processing” of personal information relating to Renergen’s employees, customers, suppliers, shareholders and service providers. It also regulates the transfer of personal information outside South Africa by Renergen and the processing of personal information for a responsible party by an independent third party known as an “operator” (data processor).

Any person (being natural or juristic persons, private or public bodies) who believes that Renergen has failed to comply with Renergen’s obligations under the POPIA may lodge a complaint with the Information Regulator, who is, among others, empowered to monitor and enforce compliance with the provisions of the PAIA and the POPIA (the “Information Regulator”), and who is required to investigate the complaint. The Information Regulator may commence an investigation on its own initiative. In conducting this investigation, the Information Regulator may summon and enforce the appearance of persons before the Information Regulator, compel the production of documents, access and search any premises, conduct interviews, and carry out any inquiries at the premises that the Information Regulator deems fit. The Information Regulator is also empowered to issue a request for information by way of an information notice.

Upon completion of the investigation, the Information Regulator may refer the complaint to the Enforcement Committee of the POPIA (the “Enforcement Committee”) for consideration, a finding in respect of the complaint, and a recommendation in respect of the proposed action to be taken by the Information Regulator in respect of the complaint. Based on the recommendations of the Enforcement Committee, the Information Regulator may issue the responsible party with an enforcement notice directing the responsible party to take specific measures or to stop processing personal information or take the steps specified in the notice or refrain from taking such steps. The Information Regulator may also impose an administrative fine.

Renergen cannot guarantee that Renergen’s POPIA compliance efforts will be deemed appropriate or sufficient by regulatory authorities or the courts. South African law provides protection to the personal information of both individuals and companies, the latter forming the vast majority of entities with whom Renergen does business. Moreover, Renergen may have difficulty adapting Renergen’s systems and processes to the new legislation. The changes have impacted, and could further adversely impact, Renergen’s business by increasing Renergen’s operational and compliance costs. Renergen’s or its third-party vendors’ failure to comply with applicable data protection laws and regulations (such as in the event of a security breach) could result in claims, disputes, proceedings, government enforcement actions (which could include civil or criminal penalties), loss in customers and suppliers, private litigation and/or adverse publicity, monetary penalties or other liabilities, all of which could increase Renergen’s costs of doing business, distract Renergen’s management, require Renergen to change Renergen’s operations and negatively affect Renergen’s operating results and business. Claims that Renergen has violated data subjects’ privacy rights, failed to comply with data protection laws, or breached Renergen’s contractual obligations or privacy policies, even if Renergen is not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on Renergen’s business, financial condition and results of operations. Renergen may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, rules and regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of personal information that Renergen stores or otherwise processes as part of operating Renergen’s business.

Unplanned stoppages and unforeseen operational interruptions and operational accidents or injuries could adversely affect Renergen’s performance.

Unplanned stoppages and unforeseen operational interruptions and operational accidents or injuries could adversely affect Renergen’s performance. Renergen’s operational processes may be subject to operational accidents, including but not limited to processing plant fires and explosions, damages caused by abnormal wear, inclement weather, incorrect operation, rock bursts, cave-ins or falls of ground, collapse of pit walls, flooding, loss of power supply, environmental pollution and mechanical critical equipment failures. During the period March 1, 2025 to May 31, 2026, Renergen recorded no incidents requiring stoppage of operations, no pollution incidents, and no non-conformance to critical controls events. Renergen recorded 32 “incidents” ranging in severity from observations to minor injuries resulting in first aid treatment with 3 contractors requiring medical treatment and one contractor employee suffering a lost-time injury where the employee lost five shifts. From March 1, 2026 to May 31, 2026, Renergen recorded 56 incidents, none of which required a stoppage of operations and all incidents were not severe only requiring first aid treatment. Additionally, non-compliance with critical controls could lead to safety incidents or potential fatalities. The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of equipment, damage to or destruction of properties or facilities, disruptions in production, increased costs, environmental damage and potential legal liabilities, all of which could have an adverse effect on Renergen’s business financial condition and results of operations.

Operational risks may adversely impact Renergen’s business or results of operations.

Renergen’s operating results are dependent on the continued operation of Renergen’s exploration and production facilities, Renergen’s ability to meet customer contract requirements and other needs. Insufficient or excess capacity with respect to Renergen’s exploration and production facilities threatens Renergen’s ability to generate competitive profit margins and may expose Renergen to liabilities related to contract commitments. Renergen’s operating results are also dependent on Renergen’s ability to obtain statutorily required consents on time, complete new construction projects on time, on budget and in accordance with performance requirements. Failure to do so may expose Renergen’s business to loss of revenue, potential litigation and loss of business reputation.

Also inherent in the management of Renergen’s production facilities and delivery systems, including storage, vehicle transportation and pipelines, are operational risks that require continuous training, oversight and control. Material operating failures at production or storage facilities or pipelines, including fire, toxic release and explosions, or the occurrence of vehicle transportation accidents could result in loss of life, damage to the environment, loss of production and/or extensive property damage, all of which may negatively impact Renergen’s financial results.

The third parties on whom Renergen may rely for gathering and transportation services are subject to complex laws that may adversely impact Renergen’s business or results of operations.

Generally, Renergen is responsible for conveying gas from the Virginia Gas Plant with a direct connection to trucks owned by Renergen and for transporting the gas directly to end customers. There may be instances where Renergen might rely on a third-party service provider for gathering and transportation services using the transportation fleet of the relevant third-party service provider. Such third-party service providers are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulations. If existing laws and regulations governing such third party services are revised or reinterpreted, if new laws and regulations become applicable to their operations, or if these third parties otherwise change the rates, terms, or conditions of service, such changes may affect the availability of or the costs that Renergen pays for services. Similarly, a failure to comply with such laws and regulations by the third parties could have a material adverse effect on Renergen’s business, financial condition, and results of operations. Moreover, the operations of these third parties could be subject to legal challenges that could disrupt service to Renergen’s operations and consequently adversely impact Renergen’s business or results of operations.

Renergen’s insurance coverage may not adequately satisfy all potential claims in the future.

Although Renergen believes Renergen has sufficient insurance coverage, Renergen may become subject to liability for pollution, occupational illness, climate change and other resource impacts or other hazards against which Renergen has not been insured, cannot insure or is insufficiently insured, including those relating to past operations. Renergen’s existing property and liability insurance contains specific exclusions and limitations on coverage. Should Renergen suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Renergen’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Any acquisition, partnership or joint venture that Renergen makes or enters into could disrupt Renergen’s business and harm Renergen’s results of operations and financial condition.

Renergen evaluates, and expects in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. Renergen may not, however, be able to identify appropriate acquisition, partnership or joint venture targets in the future, and Renergen’s efforts to identify such targets may result in a loss of time and financial resources. In addition, Renergen may not be able to negotiate or finance such future acquisitions successfully or on favorable terms, enter into partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into Renergen’s current business, and Renergen may lose customers or personnel as a result of any such strategic transaction (including the customers and personnel of an acquired business). The process of integrating an acquired business, technology, service, or product into Renergen’s business may divert management’s attention from Renergen’s core business. It may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on Renergen’s organizational culture. Moreover, Renergen may be unable to realize the expected benefits, synergies or developments that Renergen initially anticipates from such a strategic transaction.

Financing an acquisition or other strategic transaction could result in dilution to existing shareholders from issuing equity securities or convertible debt securities, or a weaker balance sheet from using cash or incurring debt, and equity or debt financing may not be available to Renergen on favorable terms, if at all. In addition, it is possible that the goodwill that has been attributed, or may be attributed, to the strategic target may have to be written down if the valuation assumptions are required to be reassessed as a result of any deterioration in the underlying profitability, asset quality and other relevant matters. There can be no assurance that Renergen will not have to write down the value attributed to goodwill in the future, which would adversely affect Renergen’s results of operations and net assets.

The integration of any acquired assets requires management capacity. There can be no assurance that Renergen’s current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations and to realize cost and operational efficiencies at the acquired assets or maintain those at the existing operations.

Furthermore, Renergen may be unable to complete a proposed transaction if Renergen is unable to obtain required regulatory approvals, including approvals from the applicable regulatory authorities in the various jurisdictions in which Renergen or a potential acquisition target operates. Even if Renergen is able to obtain regulatory approval, such approval could be subject to certain conditions, which could prevent Renergen from competing for certain customers or in certain lines of business. In addition, Renergen may face contingent liabilities in connection with Renergen’s acquisitions and joint ventures, including, among others, (1) judicial or administrative proceeding or contingencies relating to Renergen, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which Renergen may not have identified as part of Renergen’s due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. Renergen cannot guarantee that any acquisition, partnership or joint venture Renergen makes will not have a material adverse effect on Renergen’s business, results of operations and financial condition.

Possible disputes in relation to access, use and servitude agreements entered into with landowners could result in timing delays.

To enable Renergen to commence Renergen’s operations and exploration and development activities, Renergen enters into access, use and servitude agreements with the respective landowners. Such agreements allow Renergen to access the property to do exploration and construction work and to construct the pipeline, and the landowner permits Renergen to register a pipeline servitude, booster station servitude, or production well servitude. Any disputes between the respective landowner and Renergen could lead to delays in Renergen’s ability to complete exploration and construction work, resulting in time delays and additional costs.

A duly executed agreement to grant a servitude (or so-called unregistered servitude) gives rise to a real right only when it has been registered. Prior to registration, a third party, in particular a purchaser of the underlying land without notice of the servitude, is therefore not bound to recognize it, although the agreement becomes binding immediately inter partes (between the landowner and Renergen). Once registered, or if any third parties have actual knowledge of it, the servitude becomes enforceable against third parties. Registration of the servitudes can be delayed from a timing perspective should the underlying land be encumbered by a mortgage bond and there is a delay in obtaining bondholder consent to register the servitude.

Renergen may not be able to compete with less carbon-intensive sources of energy, such as renewable natural gas and renewable power, given the expected global energy transition to a low carbon economy.

While Renergen believes it offers a competitive, less carbon-intensive source of helium and natural gas for use in transportation, industrial processes and power generation, Renergen cannot guarantee that Renergen’s products will remain competitive with other sources of energy or that even lower carbon intensive alternatives to Renergen’s products may emerge in the market. Many stakeholders are focused on the development of zero-carbon or carbon negative resources, such as renewable power from wind, solar, or other sources, or renewable natural gas, to assist in the global transition to a low carbon economy, and Renergen cannot guarantee that changes in consumer demand for Renergen’s products will not adversely affect Renergen’s business and results of operations.

Risks Related to Renergen’s Indebtedness and Liquidity

Since its inception, Renergen has generated negative operating cash flows, and Renergen may experience negative cash flow from operations in the future. Renergen’s financial statements have been prepared on a going concern basis.

Renergen has not established an ongoing source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern and will require additional financing to fund its future planned operations. Renergen’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Renergen’s independent registered public accounting firm has included in its report for the period ended February 28, 2026, an explanatory paragraph expressing substantial doubt about Renergen’s ability to continue as a going concern. The financial statements contained herein for the six months ended June 30, 2026 have been prepared assuming Renergen will continue as a going concern, but the ability of Renergen to continue as a going concern is dependent on Renergen obtaining adequate capital to fund operating losses until it establishes a revenue stream and becomes profitable. Renergen’s ability to continue as a going concern is contingent upon other factors, Renergen’s ability to achieve its revenue forecasts and Renergen’s ability to raise additional capital through sales of securities and incurrence of debt, which may not be available on favorable terms or at all, as needed to fund future growth. Renergen’s future operations are dependent upon the identification and successful completion of equity or debt financing and the continued achievement of profitable operations at an indeterminate time in the future. Renergen may not be successful in completing equity or debt financing or in achieving profitability. If Renergen is not able to obtain the necessary additional financing on a timely basis, Renergen will be required to delay, reduce the scope of, or eliminate one or more of its development activities or commercialization efforts or perhaps even cease the operation of its business.

The DFC Credit Facility Agreement and IDC Loan Agreement place operating restrictions on Renergen and create default risks.

The DFC Credit Facility Agreement and the IDC Loan Agreement contain covenants that place restrictions on Renergen’s operating activities. Pursuant to the DFC Credit Facility Agreement, Tetra4 is required to maintain certain financial covenants, including, (a) (i) a ratio of all interest bearing debt to EBITDA of not more than 3.0 to 1; (ii) a ratio of current assets to current liabilities of not less than 1 to 1; and (iii) a reserve tail ratio of not less than 25%; and (b) (i) a ratio of cash flow to debt service for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, to debt service for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, of not less than 1.30 to 1; and (ii) a ratio of cash flow for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, to debt service for the next succeeding four consecutive full fiscal quarters of not less than 1.3 to 1. Additionally, at all times, Tetra4 is required to ensure that its debt service reserve account is funded in an amount equal to the aggregate amount of the sum of all payments of principal, interest and fees made or required to be made by Tetra4 in respect of its indebtedness with respect to the IDC Loan Agreement for the immediately succeeding six-month period. The covenants in (a) and (b) will apply immediately following the date falling 18 months after the completion of the construction of the Virginia Gas Plant. Furthermore, the DFC Credit Facility Agreement contains negative covenants, which include restrictions on Tetra4's ability to make certain restricted payments, including any dividend or distribution on account of any interest in Tetra4, any payment of principal or interest on any indebtedness of Tetra4 to or for the benefit of any shareholder or other affiliate of Tetra4, and any purchase, redemption, acquisition or retirement of any limited liability company interests of Tetra4 or any indebtedness of Tetra4 held by any shareholder or any affiliate of Tetra4, or any payment to or on behalf of any shareholder or affiliate of any shareholder, subject to certain conditions. In November 2025, the DFC issued a notice of default in connection with a missed payment under the DFC Credit Facility Agreement, which default has since been cured with the DFC’s written consent.

Pursuant to the IDC Loan Agreement, Tetra4 is required to maintain certain financial covenants, including (a) a ratio of all interest bearing debt to EBITDA of not more than 3.0 to 1; (b) a ratio of current assets to current liabilities of not less than 1 to 1; (c) a ratio of cash flow for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, to debt service for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, of not less than 1.30 to 1; (d) a ratio of cash flow for the most recently completed four fiscal quarters, taken as a single accounting period, to debt service for the next succeeding four consecutive full fiscal quarters of not less than 1.3 to 1; and (e) at all times, a reserve tail ratio of not less than 25%. Additionally, at all times, Tetra4 is required to ensure that its debt service reserve account is funded in an amount equal to, on any given date, a Rand amount equal to the aggregate amount of the sum of all payments of principal, interest and fees made or required to be made by Tetra4 under the IDC Loan Agreement for the immediately succeeding six-month period, to be used as a payment buffer for Tetra4’s repayment obligations under and in terms of the IDC Loan Agreement. In addition, the IDC Loan Agreement contains negative covenants, which include that Tetra4 shall not make any shareholder dividend distribution, repay any shareholders’ loans and/or pay any interest on shareholders’ loans or make any payments whatsoever to its shareholders without the IDC’s prior written consent if (i) Tetra4 is in breach of any term of the IDC Loan Agreement or (ii) the making of such payment would result in a breach of any one or more of the financial ratios described above.

The financial covenants described in (a) to (e) in the above paragraph became effective on February 15, 2026. As of February 28, 2026 and May 31, 2026, Tetra4 was not in compliance with the covenants described in clauses (a)-(d) in the above paragraph, and has requested an extension of the effective date to May 1, 2028, which is subject to approval by the IDC. Tetra4 is actively engaged in discussions with IDC to amend the IDC Loan Agreement to align the calculation date with the completion of Phase 1 of the Virginia Gas Project. While Renergen expects to receive a waiver from IDC in connection with the renegotiation of the applicable calculation date, it is not guaranteed that IDC will consent, and if any future default occurs, that IDC would be willing to consent to any future amendments to the financial covenants. In connection with these matters, approximately $111.3 million of Renergen’s long-term borrowings have been reclassified as current liabilities as of February 28, 2026. See the section titled “Renergen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness” elsewhere in this proxy statement/prospectus. Renergen’s ability to comply with these covenants may be affected by events and factors beyond its control. These restrictions may interfere with Renergen’s ability to obtain financing or to engage in other business activities, which may have a material adverse effect on Renergen’s business, financial condition or results of operations. There can be no assurance that Renergen will be able to obtain waivers or amendments on acceptable terms, or at all, or that its lenders will not exercise remedies available to them, including acceleration of outstanding indebtedness, which could have a material adverse effect on Renergen’s business, financial condition and results of operations.

If Renergen is unable to comply with the covenants contained in the DFC Credit Facility Agreement and the IDC Loan Agreement, it could constitute an event of default and Renergen’s lenders could declare all borrowings outstanding, together with all other amounts owing under the related financing documents and accrued and unpaid interest, to be immediately due and payable. If Renergen is unable to repay or otherwise refinance these borrowings when due, Renergen’s lenders could sell the collateral securing the DFC Credit Facility Agreement and the IDC Loan Agreement, which constitute substantially all of Renergen’s assets. The occurrence of any of these events could have a material adverse effect on Renergen’s business, financial condition, results of operations, and prospects.

Renergen will continue to have the ability to incur debt and Renergen’s levels of debt may affect Renergen’s operations and Renergen’s ability to pay the principal of and interest on Renergen’s debt.

In the future, Renergen and its subsidiaries may be able to incur substantial additional debt from amendments to the DFC Credit Facility Agreement or the IDC Loan Agreement, from additional lending sources subject to the restrictions contained in those agreements, or through certain additional debt instruments Renergen may issue. As of May 31, 2026, Renergen had $115.1 million of outstanding borrowings.

Renergen’s indebtedness could be costly or have adverse consequences, such as:

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requiring Renergen to dedicate a substantial portion of Renergen’s cash flows from operations to payments on Renergen’s debt;
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limiting Renergen’s ability to obtain future financing for working capital, capital expenditures, acquisitions, debt obligations and other general corporate requirements;
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making Renergen more vulnerable to adverse conditions in the general economy or Renergen’s industry and to fluctuations in Renergen’s operating results, including affecting Renergen’s ability to comply with and maintain any financial tests and ratios required under Renergen’s indebtedness;
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limiting Renergen’s flexibility to engage in certain transactions or to plan for, or react to, changes in Renergen’s business and industry;
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putting Renergen at a disadvantage compared to competitors that have less relative and/or less restrictive debt; and
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subjecting Renergen to additional restrictive financial and other covenants.

If Renergen incurs substantial additional indebtedness in the future, these higher levels of indebtedness may affect Renergen’s ability to pay the principal of and interest on existing indebtedness and Renergen’s creditworthiness generally.

Renergen may not be able to generate sufficient cash to service all of Renergen’s indebtedness and may be forced to take other actions to satisfy Renergen’s obligations under applicable debt instruments, which may not be successful.

Renergen’s ability to make scheduled payments on or to refinance Renergen’s indebtedness obligations, including under the DFC Credit Facility Agreement and the IDC Loan Agreement, depends on Renergen’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond Renergen’s control. Renergen may not be able to maintain a level of cash flow from operating activities sufficient to permit Renergen to pay the principal, premium, if any, and interest on Renergen’s indebtedness. For example, in November 2025, Tetra4 did not make a scheduled payment under the DFC Credit Facility when due. While the DFC subsequently waived the resulting payment default and consented to the use of funds held in its debt service reserve account to settle the missed payment, there is no guarantee that Renergen will not default on the DFC Credit Facility Agreement in the future, and that upon any such default, the DFC would consent to a settlement.

Additionally, Renergen anticipates incurring a substantial amount of indebtedness to fund the anticipated build cost to construct Phase 2, which will increase the risk that Renergen is unable to generate sufficient cash to service all of Renergen’s indebtedness. Although Renergen intends to fund some of the build cost to construct Phase 2 with equity offerings and operating cash flows, the indebtedness necessary to fund the remaining portion of the build cost will substantially increase Renergen’s outstanding indebtedness and the requisite cash flows to service such indebtedness.

If Renergen’s cash flow and capital resources are insufficient to fund debt service obligations, Renergen may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Renergen’s ability to restructure or refinance indebtedness will depend on the condition of the capital markets and Renergen’s financial condition at such time. Any refinancing of indebtedness may be at higher interest rates and may require Renergen to comply with more onerous covenants, which could further restrict business operations. The terms of Renergen’s existing or future debt instruments may restrict Renergen from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of Renergen’s credit rating, which could harm Renergen’s ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, Renergen could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. Any future indebtedness may restrict Renergen’s ability to dispose of assets and impose limitations on Renergen’s use of proceeds from dispositions. Furthermore, Renergen may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit Renergen to meet scheduled debt service obligations.

Renergen’s outstanding indebtedness under the IDC Loan Agreement, the Molopo Loan, the ASP Isotopes Term Loan Facility and the SBSA Loan bear interest at a variable rate, which makes Renergen more vulnerable to increases in interest rates and could cause Renergen’s interest expense to increase and decrease cash available for operations and other purposes.

Borrowings under the IDC Loan Agreement, the Molopo Loan, the ASP Isotopes Term Loan Facility and the SBSA Loan bear interest at a variable rate, which increases and decreases based upon changes in the underlying interest rate. Any such increases in the interest rate or increases of Renergen’s borrowings under the IDC Loan Agreement, the Molopo Loan, the ASP Isotopes Term Loan Facility and the SBSA Loan will increase Renergen’s interest expense and reduce Renergen’s funds available for operations and other purposes. Although from time to time Renergen may enter into agreements to hedge a portion of Renergen’s interest rate exposure, these agreements may be costly and may not protect against all interest rate fluctuations. Accordingly, Renergen may experience material increases in Renergen’s interest expense as a result of increases in interest rate levels generally.

Renergen is party to an intercompany term loan facility with ASP Isotopes, and its intercompany indebtedness may increase substantially in connection with the Merger.

Renergen is party to the ASP Isotopes Term Loan Facility (as defined herein), as amended, pursuant to which ASP Isotopes may provide loans to Renergen of up to $120 million. Prior to or at the Closing, the parties to the ASP Isotopes Term Loan Facility, are expected to enter into that certain Sixth Addendum to the ASP Isotopes Term Loan Facility to further increase the aggregate principal amount to $200 million. The ASP Isotopes Term Loan Facility is unsecured and is repayable within 60 days following written demand by ASP Isotopes, which may be made at ASP Isotopes’ sole discretion in accordance with the terms of the ASP Isotopes Term Loan Facility. Any borrowings under the ASP Isotopes Term Loan Facility would increase Renergen’s overall indebtedness and debt service obligations and would result in a significant obligation owed to ASP Isotopes, which following the Merger will be the Combined Company’s controlling stockholder. Renergen may not generate sufficient cash to service this additional indebtedness, and the terms of the facility and Renergen’s other debt agreements may limit its financial and operating flexibility. In addition, ASP Isotopes may demand repayment of the ASP Isotopes Term Loan Facility at any time with 60 days notice, and Renergen may not have sufficient cash to repay ASP Isotopes upon demand. Any of the foregoing could have a material adverse effect on Renergen’s business, financial condition and results of operations.

Risks Related to Renergen’s Legal, Regulatory and Compliance Matters

Renergen’s exploration rights and production right in South Africa could be altered, suspended, or canceled for a variety of reasons, including uncertainties associated with national and local legislation.

Various national and local policies, laws and regulations, norms and standards govern Renergen’s exploration rights and production right, which are characterized by significant uncertainties associated with both their formulation as well as implementation. Under the applicable South African laws and regulations, Renergen is required to obtain certain permits, licenses and approvals for Renergen’s exploration and production activities, including, among others, exploration rights, production rights, environmental authorizations and integrated water use licenses. Moreover, Renergen is required to comply with the terms and conditions attached to such permits, licenses and approvals, including by filing certain reports and plans with the relevant authorities from time to time. These permits, licenses and approvals are issued by ministries and/or agencies of the South African government and are crucial to Renergen’s business operations. Although Renergen has obtained or is otherwise applying for all consents necessary to conduct Renergen’s business, there can be no assurance that Renergen will obtain, retain, timely renew or comply with all of the terms and conditions attaching to such consents.

Any failure to obtain, renew or retain or any delay (and/or failure by relevant government authorities) in obtaining, retaining or renewing any required permits, licenses or approvals, may result in a delay in Renergen’s investment or development of a resource which may have a material adverse effect on Renergen’s business, results of operations, financial position and/or growth prospects. Additionally, Renergen’s existing licenses, permits and other authorizations may be suspended, terminated or revoked if Renergen fails to comply with the relevant requirements. Should Renergen fail to fulfil the specific terms of permits, licenses and other authorizations or if Renergen operates Renergen’s business in a manner that violates applicable law, regulators may impose fines or suspend or terminate such licenses, permits or other authorizations. The failure to comply with the terms and conditions attached to such consents timely and strictly in line with the applicable requirements could negatively affect Renergen’s operations, and subject Renergen to a variety of administrative or criminal penalties, other government actions or reputational harm, which may have a material adverse effect on Renergen’s business, results of operations, financial position and/or growth prospects.

Renergen’s production right expires on September 20, 2042.

Renergen’s Virginia-area exploration rights were set to expire on August 23, 2024; however, Renergen submitted an application on July 16, 2024 to incorporate those exploration rights into its production right by means of an amendment to the production right in accordance with Section 102 of the MPRDA, which Renergen expects would extend its ability to carry out petroleum exploration activities through the expiration date of its production right. The application was authorized on May 9, 2025, and following that authorization two appeals were lodged by various parties. The appeal process is ongoing, and Renergen expects it to be resolved in 2027. If Renergen’s exploration rights or production right expire or are not renewed or extended, or if the pending appeals are resolved adversely, Renergen could lose its right to explore, produce and develop the related properties, which could have a material adverse effect on its business, results of operations and financial condition.

Renergen is subject to legislation, regulations and policies and compliance with current and future administrative, regulatory and other obligations could result in increased costs.

Renergen’s exploration, technical cooperations, production and operational development activities are subject to South African laws and regulations governing various matters. The Mineral and Petroleum Resources Development Act 28 of 2002 (the “MPRDA”) remains the primary governing legislation, but the Upstream Petroleum Resources Development Act 23 of 2024 (the “UPRDA”) has been assented to and published but has not yet commenced. Upon commencement, the UPRDA is intended to replace the MPRDA with respect to upstream petroleum activities, which may introduce new regulatory requirements, compliance costs or uncertainties that could affect Renergen’s existing rights and operations. Among other things, the UPRDA provides for (i) a right of the State, through the State Petroleum Company, to a 20% carried interest in petroleum rights in both the exploration and production phases, the costs of which are borne by the holder, subject to limited rights of cost recovery; (ii) a requirement that every petroleum right have a minimum 10% participating interest held by black persons, as defined in the UPRDA; and (iii) an obligation on petroleum right holders to sell a percentage of their petroleum, as determined by the State Petroleum Company or another designated state-owned entity, to meet the State's strategic stock requirements.

The UPRDA also requires production rights granted under the MPRDA, including the Production Right held by Tetra4, to be converted into petroleum rights within a prescribed period after commencement. The extent to which these and other provisions of the UPRDA, and the regulations to be made under it, will apply to the Production Right, and when, is uncertain. If they apply, they could, among other things, materially dilute Renergen's economic interest in the Virginia Gas Project, increase Renergen's funding obligations and reduce the revenues and cash flows available to Renergen. The South African laws and regulations to which Renergen is subject also include laws and regulations relating to environmental protection, the management of natural resources, the management and use of hazardous substances and explosives, exploration, production and post-closure reclamation and rehabilitation, exports, the regulation of the trading of gas, price controls, repatriation of capital and exchange controls, taxation, labor standards and other employment-related laws and occupational health and safety and historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial, and possible future laws and regulations as well as changes to existing laws and regulations could cause additional expense, capital expenditures, restrictions on or suspensions of Renergen’s operations and delays in the development of Renergen’s assets.

Moreover, environmental and regulatory laws and regulations change frequently (due to general amendments or amendments brought about as a result of case law) and are generally becoming more stringent across the global natural gas industry. If Renergen’s environmental compliance obligations were to change as a result of changes to laws or regulations or as a result of changes in certain assumptions Renergen makes to estimate liabilities, or if unanticipated conditions were to arise in connection with Renergen’s operations, Renergen’s expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect Renergen’s business, operating results and financial condition.

Renergen is subject to risks associated with litigation and regulatory proceedings, which could have a material adverse effect on Renergen’s business, operating results and financial condition.

Furthermore, Renergen is currently, and has been in the past, involved in legal proceedings related to its debt arrangements and agreements. For example, the Airsol Subscription Agreement was not repaid due to a dispute between the parties in respect of repayment. On August 4, 2026, the legal dispute with Airsol was resolved and Renergen has agreed to pay the sum of the principal, accrued interest and certain fees for a total of $8.5 million in three equal installments beginning five business days after certain customary regulatory approvals are obtained and ending in November 2026. In addition, on November 14, 2024, Molopo (as defined below) initiated legal proceedings against Tetra4 in the High Court of South Africa, Gauteng Local Division, Johannesburg, by issuing summons alleging a breach of the Molopo Loan when Renergen sold a 5.5% stake in Tetra4 to a noncontrolling interest. As a consequence, Molopo has purported to cancel the Molopo Loan, which cancellation is disputed by Tetra4 on the basis that the investment by the minority interest did not trigger a payment by Tetra4 to its parent in the sale. According to the Lead Times Bulletin for the High Court in Gauteng, the soonest hearing date is estimated to take place in December 2030, and the Molopo Loan continues to be classified as non-current, and interest continues to be accounted for at the prime lending rate plus 2% pursuant to the Molopo Loan.

From time to time, Renergen is or may also become party to litigation, arbitration, contested case hearings, regulatory proceedings, administrative appeals and other legal or judicial proceedings arising in the ordinary course of our business or otherwise, including proceedings relating to the issuance, renewal, amendment, or validity of the rights, permits, licenses and authorizations required for our projects and operations. For example, on January 26, 2024, the Director General of the Department of Mineral Resources and Energy granted Tetra4 consent under section 102 of the MPRDA to amend its production right to include helium as a by‑product of petroleum/natural gas. Vicsamoki (as defined below) lodged an internal appeal in terms of section 96 of the MPRDA read with regulation 74, which the Minister dismissed on August 14, 2025, thereby confirming the section 102 decision. Subsequently, on February 11, 2026, Vicsamoki instituted High Court proceedings against the Minister and Tetra4 seeking to have the section 102 decision declared void, alternatively reviewed and set aside. The matter is set for hearing on October 26, 2026. In addition, Renergen has disputed NERSA’s jurisdiction claim that Renergen requires a license from NERSA to trade in gas in South Africa, as well as to construct and operate liquefaction plants. The High Court ruled that the Gas Act No. 48 of 2001, does not apply to any of the production activities and incidental activities authorized under a production right granted in terms of the Mineral and Petroleum Resources Development Act. NERSA filed its notice of intention to appeal the decision of the High Court on May 23, 2025. The hearing of the application was confirmed for August 4, 2025. On August 12, 2025, the High Court dismissed NERSA’s application for leave to appeal. On September 11, 2025, NERSA filed a petition for leave to appeal to the Supreme Court of Appeal (the “SCA”). On November 26, 2025, the SCA granted NERSA leave to appeal, and on January 26, 2026, NERSA filed its notice of appeal with the SCA. Accordingly, the matter is pending before the SCA, and proceedings will advance through the appellate process in due course.

Litigation, arbitration, regulatory proceedings and other types of disputes are costly and involve inherent uncertainties and, as a result, Renergen faces risks associated with adverse judgments or outcomes in these matters. Even in cases where Renergen may ultimately prevail on the merits of any such dispute, Renergen may face significant costs defending its rights, the proceedings may divert the attention of management and other personnel from Renergen’s operations, limit Renergen’s ability to obtain financing and lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer reputational damage as a result of Renergen’s involvement therein. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a material adverse effect on Renergen’s business, operating results and financial condition. See the section titled “Renergen’s Business – Legal Proceedings” elsewhere in this proxy statement/prospectus.

An adverse ruling in the pending NERSA appeal to the Supreme Court of Appeal could subject Renergen to additional licensing requirements and regulatory oversight.

Renergen’s subsidiary, Tetra4, has disputed NERSA’s jurisdiction over its gas trading and liquefaction activities. In May 2025, the High Court ruled in Tetra4’s favor, holding that the Gas Act does not apply to production activities authorized under a production right granted in terms of the MPRDA. However, NERSA has been granted leave to appeal to the Supreme Court of Appeal, and the matter is currently pending. If the SCA reverses the High Court’s decision, Renergen could be required to obtain a NERSA license for its gas trading, liquefaction and related activities, which could subject Renergen to additional regulatory requirements, tariff regulation and compliance costs, and could delay or disrupt Renergen’s operations. In addition, in March 2026, the Minister of Electricity and Energy introduced the Gas Bill (B6-2026) in the National Assembly, which seeks to repeal the Gas Act and replace it with an updated regulatory framework. The implications of this proposed legislation for Renergen’s operations are uncertain.

Renergen’s failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations could negatively impact Renergen’s reputation and results of operations.

The legal and regulatory framework in which Renergen operates is complex, and Renergen’s governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Renergen’s operating and ethical policies, among other standards and guidance, may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.

Renergen is required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over Renergen’s operations, which may include South African anti-bribery and corruption legislation, as well as the laws of the other countries (for example, the U.S. Foreign Corrupt Practices Act of 1977) where Renergen does business or has a close connection. These laws and regulations may restrict Renergen’s operations, trade practices, investment decisions and partnering activities. These and other applicable laws prohibit Renergen and Renergen’s officers, directors, employees and business partners acting on Renergen’s behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to government officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. They also require that Renergen maintain accurate books and records and have a system of internal controls sufficient to, among other things, provide reasonable assurances that transactions are executed and assets are accessed and accounted for in accordance with management's authorization. Renergen must comply with the South African anti-corruption law, the Prevention and Combating of Corrupt Activities Act, No. 12 of 2004, as amended (“PRECCA”), which prohibits public and private bribery and criminalizes various categories of corrupt activities. PRECCA also contains a reporting obligation to authorities of known or suspected corrupt activities which is triggered when the value of any known or suspected acts of corruption exceeds R100,000. Failure to report said corrupt activities is a criminal offense under PRECCA and imposes significant penalties on those convicted of corrupt activities. Regulation 43 of the Companies Act also contains a number of anti-corruption compliance obligations that Renergen must adhere to. Some applicable anti-corruption laws may also prohibit so-called commercial or private bribery of private individuals. Renergen is subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring Renergen’s personnel and representatives into contact with government officials responsible for, among other things, issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

Renergen’s failure to successfully comply with these laws and regulations may expose Renergen to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures.

Investigations of alleged violations can be expensive and disruptive. Renergen continuously develops and maintains policies and procedures designed to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws. However, there can be no guarantee that Renergen’s policies and procedures will effectively prevent violations by Renergen’s employees or business partners acting on Renergen’s behalf, for which Renergen may be held responsible, and any such violation could adversely affect Renergen’s reputation, business, results of operations, and financial condition.

Once an amendment to the South African loss carry forward rules comes into operation, it could have an adverse effect on Renergen’s financial results.

Renergen’s principal operating subsidiaries are South African tax residents. The loss carry forward rules are regulated by section 20 of the South African Income Tax Act No. 58 of 1962 (as amended from time to time) (the “South African Income Tax Act”). In determining taxable income as per enacted legislation, corporate taxpayers must set off their full extent of the balance of assessed loss carried forward from the preceding tax year against their income, with any unutilized assessed loss balance carried forward to future years of assessment to be set off against future income.

In an attempt to broaden the corporate income tax base, the South African Taxation Laws Amendment Act No. 20 of 2021 was promulgated on January 19, 2022, resulting in the amendment of section 20 of the South African Income Tax Act regulating use of assessed losses by companies. Pursuant to this amendment, companies are permitted to set-off the balance of an assessed loss carried from the prior year of assessment (i.e., the historic position), but only to the extent that the set-off does not exceed the higher of R1 million and 80% of the amount of taxable income determined for that year (before taking into account such balance of assessed loss). The unutilized balance of assessed loss will be carried forward to the following year of assessment. The amended loss utilization provisions will apply to years of assessment which end on or after March 31, 2023.

Due to the amendment to section 20 of the South African Income Tax Act, Renergen may experience delays in the utilization of the balance of Renergen’s assessed losses carried forward, which could have an adverse effect on Renergen’s financial results.

Amendments to tax legislation, tax rates or the administration or interpretation thereof may impact Renergen’s business, results of operations, financial condition and/or prospects.

Renergen is subject to various direct and indirect taxes. Tax legislation or the administration or interpretation thereof is subject to change occasioned by amendments, court decisions and the respective revenue authorities’ pronouncements on accepted practice in South Africa. These changes could affect Renergen’s overall effective tax rate, thereby impacting Renergen’s earnings, or could impact demand for Renergen’s products, which could, in turn, have a material adverse effect on Renergen’s business, financial results and/or prospects.

Renergen cannot predict the impact of future changes in tax legislation, or interpretation thereof. Amendments to existing tax legislation, or the introduction of new rules in South Africa, may have an impact on the investment decisions of either existing or potential shareholders.

Renergen may be exposed to historical environmental liability risk in respect of Renergen’s closed, closing or sold assets.

Section 28 of the South African National Environmental Management Act 107 of 1998 (“NEMA”) and section 19 of the National Water Act No. 36 of 1998 (the “NWA”) both impose a statutory duty of care for significant environmental pollution or degradation and require remedial measures to be taken in order to address any such environmental degradation, regardless of when it occurred. This duty applies retrospectively and may expose Renergen to historical environmental liability risks in respect of Renergen’s closed, closing or sold assets. Under NEMA, the liability of the gas facility continues post-closure indefinitely, notwithstanding the issuance of a closure certificate by the relevant minister, especially where the treatment of water is incorporated. Notwithstanding the onerous statutory duty imposed by NEMA and NWA, Renergen may, in the future, be subject to further incremental legislation that imposes increased environmental liability and may result in significant costs being incurred well above the costs anticipated by Renergen. Any assessment on or adverse finding against Renergen of historical environmental liability may result in significant costs being incurred by Renergen, which may, in turn, have a material adverse effect on Renergen’s business, results of operations, and financial condition.

Risks Related to Operating in South Africa

Renergen may not be able to effectively and efficiently manage the disruption to Renergen’s operations as a result of the ongoing electricity generation crisis in South Africa, which could adversely affect Renergen’s results of operations, financial position, cash flows and future growth.

In 2022 and 2023, South Africa experienced multiple electricity supply crises due to the inability of Eskom, the sole, state-owned energy supplier, to reliably provide electrical power throughout the country. Both the government of South Africa and the U.S. Embassy & Consulates in South Africa declared a “State of Disaster” in response to ongoing power shortages. Previously, South Africa has endured several reductions in the power supply, such as South Africa’s order to Eskom in 2021 to reduce by one-third its operating capacity to limit its greenhouse gas emissions (which has been subsequently been significantly amended, with a delay in decommissioning of multiple units). The year 2022 saw more than twice as many blackouts as any other year, as aging coal-fired power plants broke down and Eskom struggled to buy diesel for emergency generators. Load-shedding resulted in 2023 in localized power outages of up to six hours or more per day throughout the country. Consequentially, Renergen has experienced, and could continue to experience, increased electricity prices as result of the energy supply crisis. While the supply situation has improved since 2024 with Eskom’s Energy Availability Factor approaching excess capacity, there is no guarantee that load-shedding will not be required in the future due to supply pressures. Renergen’s results of operations, financial position, cash flows and future growth could be adversely affected by the ongoing electricity supply crisis in South Africa, including due to capacity reductions, load shedding and/or electricity price increases.

Economic, political or social instability in South Africa may have a material adverse effect on Renergen’s operations and profits.

Renergen’s petroleum operations are located in South Africa. High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues that impact the local economy. Changes to, or increased instability in the economic, political or social environment in South Africa or surrounding countries could create uncertainty, which discourages investment in the region and may affect investments in Renergen. In addition, socio-political instability and unrest may also disrupt Renergen’s business and operations, compromise safety and security, increase costs, affect employee morale, impact Renergen’s ability to deliver Renergen’s operational plans, create uncertainty regarding Renergen’s exploration and production licenses, and cause reputational damage. Such instability could also lead to disruptions to transportation routes or supply chains, increased security costs, difficulty moving personnel or supplies into or out of affected areas, sanctions or other governmental restrictions, or reductions in available capital for development projects, any of which could have a material adverse effect on Renergen’s business, results of operations and financial condition.

Community disruptions could result in access to Renergen’s petroleum operations being obstructed, Renergen’s property being damaged and production being interrupted. Any threats, or actual proceedings, to nationalize any of Renergen’s assets could cause a cessation or curtailment of Renergen’s operations, resulting in a material adverse effect on Renergen’s business, operating results and financial condition. If any of these risks materialize, this could cause a rapid decline in the value of Renergen’s securities, thereby possibly causing investors to lose their respective investments.

High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues that impact the local economy. South Africa’s unemployment rate was 31.9% in the third quarter of 2024. Several political and economic factors have led to, and may continue to lead, to further downgrades in national credit ratings, and may adversely affect the South African petroleum industry as a whole, as well as Renergen’s operations.

More specifically, South African petroleum companies are experiencing increasing trends of incitement, breaches of perimeter security, vandalism and robbery, as well as the intimidation and murder of employees.

In addition, economic and political instability and geopolitical events in regions outside of South Africa could result in unavoidable uncertainties and events. These include the ongoing war between Russia and Ukraine, which began in February 2022, and the retaliatory measures that have been taken, or could be taken in the future, by the United States and other countries. They also include the armed conflict between the United States, Israel and Iran that began in February 2026, including the related disruption to shipping through the Strait of Hormuz. These uncertainties and events have negatively affected, and could continue to negatively affect, the risk appetite for investments in the equity markets, South Africa and energy companies in particular. They have also caused, and could continue to cause, volatility in currency exchange rates, commodity prices, interest rates, and worldwide political, regulatory, economic or market conditions, and could contribute to instability in political institutions, regulatory agencies, and financial markets.

More recently, relations between the United States and South African governments have become strained, and the U.S. has taken, and may in the future take, actions adverse to South Africa. These include tariffs on South African imports, most recently a 12.5% tariff on many South African goods imposed in July 2026 under Section 301 of the Trade Act of 1974, which to best of Renergen’s knowledge does not currently apply to helium. They also include the reconsideration of trade preferences historically extended to South Africa under the African Growth and Opportunity Act (“AGOA”). Any of these factors could have a material adverse effect on Renergen's business, operating results and financial condition.

In particular, AGOA provides eligible sub-Saharan African countries, including South Africa, with duty-free access to the U.S. market for many products. AGOA lapsed in September 2025 and was subsequently reauthorized, most recently through December 31, 2028. However, South Africa’s continued eligibility as a beneficiary country remains uncertain. The President reviews eligibility annually, and members of Congress have proposed legislation to remove South Africa from the program, particularly in light of current tensions between the U.S. and South African governments. The removal of South Africa as a beneficiary country, a failure to further reauthorize AGOA after 2028, or the extension of existing or additional tariffs or other trade restrictions to South African goods, including helium, could adversely affect the South African economy, the value of the South African rand and the cost and availability of financing, equipment and materials for Renergen’s operations. Any of these could have a material adverse effect on Renergen’s business, results of operations and financial condition.

South African exchange control regulations could materially constrain Renergen’s financial flexibility.

South Africa’s existing Exchange Control Regulations restrict the ability of South African companies to convert or transfer sums in foreign currencies to or from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Common Monetary Area (“CMA”)) are subject to exchange controls enforced by the SARB.

As a result, Renergen’s ability to raise or deploy loan funding outside the CMA is currently subject to consent from either the SARB, or where such authority has been delegated, an “Authorized Dealer” with full capacity at an approved bank operating in South Africa, particularly any debt funding that Renergen may require from offshore lenders. These limitations placed on flowing all funds in an unregulated manner could hinder Renergen’s financial and strategic flexibility, particularly Renergen’s ability to raise funds outside South Africa.

In February 2020, the Minister of Finance announced a new capital flow management system in the 2020 Budget Speech, in terms of which all foreign-currency transactions will be allowed, except for a risk-based list of capital flow measures. The 2021 Budget Speech on February 24, 2021 stated the new capital flow management framework would continue to be developed and that new regulations in this regard will be published “shortly.” To date, the new framework and regulations have not yet been published, although there has been an ongoing relaxation of current exchange controls with a view to easing controls and implementing a prudential-based system.

There is no assurance that restrictions on currency exchange will not be reinstated or implemented in the future or that these restrictions will not limit the ability of Renergen’s subsidiaries to transfer cash or borrow from outside the CMA, which could have a material adverse effect on Renergen’s business, results of operations, financial condition and prospects.

Renergen’s business, results of operations, and financial condition may be adversely affected by inflation in South Africa.

South Africa may continue to experience high levels of inflation in the future, which may increase Renergen’s costs, such as labor and energy, as well as Renergen’s revenues. Inflationary pressures may also curtail Renergen’s ability to access international financial markets and may lead to further government intervention in the economy. This may include the introduction of government policies that may materially and adversely affect the overall performance of the South African economy, which in turn may materially and adversely affect Renergen.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to Renergen in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Renergen in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly during the latter stages, and cause additional healthcare-related costs. If there is a significant increase in the prevalence of HIV/AIDS infection and related diseases, or other diseases among the workforce, this may have a material adverse effect on Renergen’s business, results of operations and financial condition.

The costs of healthcare services may increase in the future depending on underlying legislation and the profile of Renergen’s employees.

Healthcare costs in South Africa have increased in recent years. Healthcare, and particularly occupational healthcare, is provided by Discovery, Bonitas and Medihelp. There is a risk that the cost of providing such services could change in the future, depending on, among other things, the nature of underlying legislation and the profile of employees. This cost, should it transpire, is difficult to estimate. Significant increases in the costs of healthcare provided to Renergen’s employees at Renergen’s facilities or mandated contributions to any national healthcare fund could have an adverse effect on Renergen’s business, financial condition and results of operations.

Risks Related to ENDRA’s Business

ENDRA has a history of operating losses and will need to raise significant additional capital to continue its business and operations. If ENDRA is unable to raise capital or secure financing on favorable terms, or at all, to meet its capital and operating needs, ENDRA will be forced to delay or reduce its product development program and commercialization efforts, which would have a material adverse effect on its business.

ENDRA is experiencing financial and operating challenges. ENDRA has only generated limited revenues to date and has a history of losses from operations. As of December 31, 2025, ENDRA had an accumulated deficit of $110.4 million. ENDRA’s independent registered public accounting firm, in its report on its financial statements for the year ended December 31, 2025, has raised substantial doubt about its ability to continue as a going concern. To remain viable, ENDRA will require additional capital in the near term to proceed with the commercialization of its planned TAEUS applications and to meet its growth targets. ENDRA’s near-term capital needs include supporting the hiring of personnel, payroll and benefits, continued scientific and potential product research and development, clinical studies to support an FDA De Novo submission, expenses associated with the development of relationships with strategic partners, intellectual property development and prosecution, funding the costs of seeking regulatory approval of TAEUS applications, expanding its sales and marketing infrastructure, capital expenditures, working capital, responses to business opportunities, and general and administrative expenses.

ENDRA has recently actively explored additional sources of liquidity and, if the merger is not consummated, may seek to raise such capital through, among other means, public or private equity offerings (including sales of its common stock under its at-the-market equity offering program), debt financings, corporate collaborations and/or licensing arrangements. However, general market conditions or the market price of its common stock may not support these capital raising transactions on terms favorable to ENDRA, or at all. If ENDRA is unable to obtain adequate financing or financings on terms satisfactory to it when it requires financing, it will be forced to undertake capital preservation measures that may include delaying or reducing its product development programs and commercialization efforts, materially curtailing or eliminating its operations, selling or disposing of its rights or assets, pursuing a sale or other strategic transactions, or undergoing restructuring or insolvency proceedings. Factors that could limit its ability to raise additional capital include, among other matters:

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the expectation that ENDRA will continue to incur losses and generate negative cash flows from operations;
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our substantially limited liquidity and capital resources to meet its obligations as they become due;
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the potential that its common stock will be delisted by Nasdaq in the event ENDRA fail to maintain compliance with the minimum stockholders’ equity requirement; and
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risks and uncertainties that are described in more detail in the Risk Factors and ENDRA Management’s Discussion and Analysis of Financial Condition and Results of Operations sections in this proxy statement/prospectus.

On May 28, 2026, ENDRA consummated a private placement for gross proceeds of $3.8 million. However, pursuant to a side letter with the purchaser, upon the notification by ENDRA to the purchaser of any decision of ENDRA not to continue pursuing the merger, ENDRA will pay to the purchaser $3.8 million less the fair market value of the shares and/or prefunded warrants purchased the private placement based, subject to certain exceptions, on a 10-day volume weighted average price of the shares determined at the time of such repayment (the “Payment Obligation”). Pursuant to the side letter, until the earlier of the Closing of the Merger or the payment of the Payment Obligation, Noble Africa will maintain a cash balance equal to or greater than the $3.8 million in a segregated bank account, with spending of such cash balance subject to a deposit control agreement that is mutually acceptable to ENDRA and the purchaser.

Additionally, on October 10, 2025, ENDRA entered into a securities purchase agreement with certain accredited investors, which included a provision that ENDRA shall not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of its common stock or common stock equivalents at a price per share less than $6.57 until October 10, 2026, subject to certain exceptions.

To date, ENDRA has financed its operations through the net proceeds from offerings of shares of common and preferred stock, warrants and convertible notes. ENDRA’s future funding requirements will depend on many factors, including, but not limited to:

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the costs, timing and outcomes of regulatory reviews associated with its future products, including TAEUS applications;
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the progress, timing, costs and outcomes of its clinical studies, including the ability to timely enroll patients in such clinical trials;
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the costs and expenses of expanding its sales and marketing infrastructure;
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the costs and timing of developing variations of its TAEUS applications and, if necessary, obtaining regulatory clearance of such variations;
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the degree of success ENDRA experiences in commercializing its products, particularly its TAEUS applications;
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the extent to which its TAEUS applications are adopted by hospitals for use by primary care physicians, hepatologists, radiologists and oncologists for diagnosis of fatty liver disease and the thermal ablation of lesions;
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the number and types of future products it develops and commercializes;
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the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;
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the extent and scope of its general and administrative expenses;
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the outcome, timing and cost of regulatory approvals, including the potential that the FDA or comparable regulatory authorities may require that ENDRA performs more studies than those that it currently expects;
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the amount of sales and other revenues from technologies and products that ENDRA may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party reimbursement;

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the terms and timing of any potential future collaborations, licensing or other arrangements that it may establish;
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cash requirements of any future acquisitions and/or the development of other products;
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the costs of operating as a public company;
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the cost and timing of completion of commercial-scale, outsourced manufacturing activities;
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the time and cost necessary to respond to technological and market developments;
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the success of its DAT strategy;
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regulatory developments regarding digital assets and digital asset markets;
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the accounting treatment for digital assets; and
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the trading price of digital assets that it owns and the liquidity in the markets in which they are traded.

ENDRA may not be able to successfully execute its TAEUS business model.

ENDRA is a company with limited operating history and may not have the necessary resources, expertise and experience to successfully execute its TAEUS business model on a global scale, such as obtaining the necessary approvals or clearances from the regulatory agencies of its target markets. ENDRA’s ability to execute its model is dependent on a number of factors, including the ability of its senior management team to execute its model, its ability to incentivize, train and support international distribution partners in different geographic regions, its ability to begin or maintain its pace of product development, manufacturing and commercialization, its ability to meet the changing needs of the medical imaging market, and the ability of its employees to perform at a high-level. If ENDRA is unable to execute its model, or if its model does not drive the growth that it anticipates, or if its TAEUS market opportunity is not as large as it has estimated, that could adversely affect its business and its prospects.

ENDRA’s TAEUS platform applications may not achieve adequate market acceptance by physicians, patients, third-party payors and others in the medical community.

ENDRA’s TAEUS applications that receive regulatory approval may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If its TAEUS applications do not achieve an adequate level of acceptance, ENDRA may not generate significant product revenues or any profits from sales. The degree of market acceptance of products based on its TAEUS platform will depend on a number of factors, including:

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potential or perceived advantages or disadvantages compared to alternative products;
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pricing relative to competitive products and availability of third-party coverage or reimbursement;
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the timing of bringing its product to market as compared to possible other new entrants to the market;
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ENDRA’s ability to effectively raise market awareness and explain product benefits and whether it has resources sufficient to do so;
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relative convenience, dependability and ease of administration; and
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willingness of the target patient population to try new products and of physicians to utilize such products.

ENDRA’s revenues will be adversely affected if, due to these or other factors, the products it is able to commercialize do not gain significant market acceptance.

If customers are not trained and/or ENDRA’s products are used by non-licensed practitioners, it could result in product misuse and potential adverse treatment outcomes, which could harm ENDRA’s reputation, result in product liability litigation, distract management and result in additional costs, all of which could harm ENDRA’s business.

If ENDRA’s products are used by non-licensed or untrained practitioners, it could result in product misuse and adverse treatment outcomes, which could harm ENDRA’s reputation and ENDRA’s business. ENDRA’s products may be purchased or operated by physicians with varying levels of training, and in many states, by non-physicians. Outside the U.S., many jurisdictions do not require specific qualifications or training for purchasers or operators of its products. ENDRA will not be able to supervise the procedures performed with its applications, nor does ENDRA require that direct medical supervision occur that is determined by state law. ENDRA and its distributors intend to offer but do not require product training to the purchasers or operators of ENDRA’s products. In addition, ENDRA may sell its systems to companies that rent its systems to third parties and that provide a technician to perform the procedures. The lack of training and the purchase and use of its products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm ENDRA’s reputation and its business, and, in the event these actions result in product liability litigation, distract management and subject ENDRA to liability, including legal expenses.

ENDRA may not become commercially viable if there is an inadequate level of reimbursement by governmental programs and other third-party payors for its planned products or associated procedures.

Medical imaging products are purchased principally by hospitals, physicians and other healthcare providers around the world that typically bill various third-party payors, including governmental programs (e.g., Medicare and Medicaid in the United States), private insurance plans and managed care programs, for the services provided to their patients.

Third-party payors and governments may approve or deny coverage for certain technologies and associated procedures based on independently determined assessment criteria. Reimbursement decisions by payors for these services are based on a wide range of methodologies that may reflect the services’ assessed resource costs, clinical outcomes and economic value. These reimbursement methodologies and decisions confer different, and sometimes conflicting, levels of financial risk and incentives to healthcare providers and patients, and these methodologies and decisions are subject to frequent refinements. Third-party payors are also increasingly adjusting reimbursement rates, often downwards, indirectly challenging the prices charged for medical products and services. There can be no assurance that its products will be covered by third-party payors, that adequate reimbursement will be available or, even if payment is available, that third-party payors’ coverage policies will not adversely affect ENDRA’s ability to sell its products profitably.

ENDRA has limited data regarding the efficacy of its TAEUS platform applications. If any of its applications that receive regulatory approval do not perform in accordance with its expectations, ENDRA is unlikely to successfully commercialize its applications.

Although ENDRA has completed a number of studies with respect to its TAEUS liver device, it has limited data regarding the efficacy of other TAEUS platform applications. Since ENDRA’s success depends in large part on the medical and third-party payor community’s acceptance of its TAEUS applications, even if ENDRA receives regulatory approval for its applications, ENDRA believes that it will need to obtain additional clinical data from users of its applications to persuade medical professionals to use its applications. ENDRA may also be required to conduct post-approval clinical testing to obtain such additional data. Clinical testing is expensive, can take a significant amount of time to complete and can have uncertain outcomes. Negative results of these clinical studies could have a material, adverse impact on ENDRA’s business.

ENDRA cannot be certain that results from limited human studies of its TAEUS liver device will be indicative of future studies or that any of its TAEUS applications will be successfully commercialized.

To successfully commercialize any application based on its TAEUS platform technology, ENDRA expects it will be necessary to conduct various pre-clinical and human studies to demonstrate that the product is safe and effective for human use. For instance, ENDRA has conducted a number of human studies with respect to its TAEUS liver device. These studies have initially demonstrated a meaningful correlation between the measurement of liver fat by its TAEUS FLIP product and by MRI-PDFF. However, there can be no assurance that results from these studies are indicative of results that would be achieved in future studies of this or any future TAEUS applications, which may be required in order for its applications incorporating its technology to obtain or maintain regulatory approval. Even if clinical trials or other studies demonstrate the safety and effectiveness of any applications of its technology and the necessary regulatory approvals are obtained, the commercial success of any of such application will depend upon their acceptance by patients, the medical community, and third-party payers and on its partners’ ability to successfully manufacture and commercialize a device for such application.

ENDRA’s limited commercial experience makes it difficult to evaluate its business, predict its future results or forecast its financial performance and growth.

ENDRA discontinued its initial pre-clinical Nexus 128 product in 2019 and its TAEUS liver device has previously obtained CE mark certification but has not yet been fully commercialized. This limited commercial experience makes it difficult to evaluate its business, predict its future results or forecast its financial performance and growth. If its assumptions regarding the risks and uncertainties it faces, which ENDRA uses to plan its business, are incorrect or change due to circumstances in its business or its markets, or if ENDRA does not address these risks successfully, its operating and financial results could differ materially from its expectations and its business could suffer.

ENDRA may in the future form or seek, strategic alliances and collaborations or enter into licensing arrangements, and may not realize the benefits of such alliances, collaborations or licensing arrangements.

ENDRA may in the future to form or seek additional strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that it believes will complement or augment its development and commercialization efforts with respect to its technologies and applications.

Any of these relationships may require ENDRA to incur non-recurring and other charges, increase its near- and long-term expenditures, issue securities that dilute its existing stockholders, restrict its ability to collaborate with other third parties or otherwise disrupt its management and business. In addition, ENDRA faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Further, strategic alliances and collaborations are subject to numerous risks, which may include the following:

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collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;
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collaborators may not pursue development and commercialization of its technologies and applications or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;
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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with its applications and technologies;
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collaborators may not properly maintain or defend its intellectual property rights or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate its intellectual property or proprietary information or expose ENDRA to potential liability;
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disputes may arise between ENDRA and a collaborator that cause the delay or termination of the research, development or commercialization of its technologies and applications, or that result in costly litigation or arbitration that diverts management attention and resources;
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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable applications or technologies; and
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collaborators may own or co-own intellectual property covering its products that results from its collaborating with them, and in such cases, ENDRA would not have the exclusive right to commercialize such intellectual property.

As a result, if ENDRA enters into collaboration agreements and strategic partnerships or license its applications or technologies, it may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with its existing operations and company culture, which could delay its timelines or otherwise adversely affect its business. ENDRA also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to its applications could delay the development and commercialization of its technologies and applications in certain geographies or for certain applications, which would harm its business prospects, financial condition and results of operations.

ENDRA has limited resources and depends on third parties to design and manufacture, and seek regulatory approval of, its TAEUS applications. If any third party fails to successfully design, manufacture or obtain regulatory approval of TAEUS applications, its business will be materially harmed.

ENDRA does not currently have, nor does it plan to acquire, the infrastructure or capability to design or manufacture its TAEUS applications. To support its design and manufacturing efforts, ENDRA contracted StarFish Product Engineering, Inc., a medical device contract manufacturing company, rather than design or manufacture its TAEUS applications itself. ENDRA has limited control over the efforts and resources that these and any other third-party OEMs will devote to developing and manufacturing its TAEUS applications and their capabilities to serve its needs, including quality control, quality assurance and qualified personnel. In addition, for any future applications of its TAEUS technology, ENDRA currently expects to depend on OEMs to acquire CE marks for the device or devices that they develop and manufacture which are necessary to permit marketing of those devices in the European Union followed by corresponding FDA approval.

An OEM may not be able to successfully design and manufacture the products it develops based on its TAEUS technology, may not devote sufficient time and resources to support these efforts or may fail in gaining the required regulatory approvals of its TAEUS applications. The failure by an OEM to perform in accordance with its expectations would substantially harm the value of its TAEUS technology, brand and business.

ENDRA will need to develop marketing and distribution capabilities both internally and through its relationships with third parties in order to sell any of its TAEUS products receiving regulatory approval. If ENDRA experiences problems in developing these capabilities, its ability to sell its products could be limited.

ENDRA has limited experience selling its products and will need to develop marketing, sales and distribution capabilities in order to sell its TAEUS applications that receive the necessary regulatory approval. ENDRA has limited experience managing a sales force and customer support operations and may be unable to attract, retain and manage the collaborative manufacturing and distribution arrangements or the specialized workforce necessary to successfully commercialize its products. In addition, its sales and marketing organization must effectively explain the uses and benefits of its products as compared to alternatives in order to promote market acceptance and demand for its products.

ENDRA intends to partner with others to assist with some or all of these functions. However, ENDRA may be unable to find appropriate third parties with which to enter into these arrangements and any such third parties may not perform as expected.

Furthermore, third-party distributors that are in the business of selling other medical products may not devote a sufficient level of resources and support required to generate awareness of ENDRA’s TAEUS applications and grow or maintain product sales. If these distributors are unwilling or unable to market and sell ENDRA’s products, or if they do not perform to its expectations, ENDRA could experience delayed or reduced market acceptance and sales of its products. In addition, disagreements with its distributors or non-performance by these third parties could lead to costly and time-consuming litigation or arbitration and disrupt distribution channels for a period of time and require ENDRA to re-establish a distribution channel.

If ENDRA is unable to manage the growth of its business, its future revenues and operating results may be harmed.

Because of its small size, growth in accordance with its business plan, if achieved, will place a significant strain on ENDRA’s financial, technical, operational and management resources. As ENDRA expands its activities, there will be additional demands on these resources. The failure to continually upgrade ENDRA’s technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including issues relating to its research and development activities and retention of experienced scientists, managers and technicians, could have a material adverse effect on its business, financial condition and results of operations and its ability to timely execute its business plan. If ENDRA is unable to implement these actions in a timely manner, its results may be adversely affected.

Competition in the medical imaging market is intense and ENDRA may be unable to successfully compete.

In general, competition in the medical imaging market is very significant and characterized by extensive research and development and rapid technological change. Competitors in this market include very large companies with significantly greater resources than ENDRA has. To successfully compete in this market, ENDRA will need to develop TAEUS applications that offer significant advantages over alternative imaging products and procedures for such applications.

While ENDRA believes the technology behind its TAEUS platform is unique in the industry, developments by other medical imaging companies of new or improved products, processes or technologies may make its products or proposed products obsolete or less competitive. Alternative medical imaging devices may be more accepted or cost-effective than ENDRA’s products. Competition from these companies for employees with experience in the medical imaging industry could result in higher turnover of ENDRA’s employees. If ENDRA is unable to respond to these competitive pressures, it could experience delayed or reduced market acceptance of its products, higher expenses and lower revenue. If ENDRA is unable to compete effectively with current or new entrants to these markets, it will be unable to generate sufficient revenue to maintain its business.

ENDRA’s competitors include producers of CT and MRI systems that include multinational corporations such as Royal Philips, Siemens AG and Fujifilm Corporation, many of whom also manufacture and sell ultrasound equipment. In the MASLD diagnosis market, ENDRA will compete with makers of surgical biopsy tools, such as Cook Medical and Sterylab S.r.l. In the thermal ablation market, ENDRA will compete with manufacturers of surgical temperature probes, such as Medtronic plc and St. Jude Medical, Inc. These competitors and other potential competitors have substantially greater financial, technical and other resources, such as larger R&D staff, more robust manufacturing capabilities and more experienced marketing and manufacturing organizations. These competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than TAEUS applications that ENDRA may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than us. Additionally, technologies developed by its competitors may render its potential product candidates uneconomical or obsolete, and ENDRA may not be successful in marketing its product candidates against those of its competitors.

The medical device market is characterized by rapid innovation. To compete effectively, ENDRA may need to develop and/or acquire new products, seek regulatory clearance, market them successfully, and identify new markets for ENDRA’s technology.

The medical device industry is subject to continuous technological development and product innovation. If ENDRA does not continue to innovate and develop new products and applications, ENDRA’s competitive position may deteriorate as other companies successfully design and commercialize new products and applications or enhancements to ENDRA’s current products.

To successfully expand ENDRA’s product offerings, ENDRA may need to, among other things:

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develop or otherwise acquire new products that either add to or significantly improve its current product offerings;
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obtain regulatory clearance for these new products;
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convince its prospective customers that ENDRA’s product offerings are an attractive revenue-generating addition to their practice;
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sell its product offerings to a broad customer base;
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identify new markets and alternative applications for its technology;
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protect its existing and future products with defensible intellectual property; and
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satisfy and maintain all regulatory requirements for commercialization.

Changes in the healthcare industry could result in a reduction in the size of the market for ENDRA’s products or may require it to decrease the selling price for its products, either of which could have a negative impact on its financial performance.

Trends toward managed care, healthcare cost containment, and other changes in government and private sector initiatives in Europe and the United States are placing increased emphasis on lowering the cost of medical services, which could adversely affect the demand for or the prices of ENDRA’s products. For example:

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major third-party payors of hospital and non-hospital-based healthcare services could revise their payment methodologies and impose stricter standards for reimbursement of imaging procedures charges and/or a lower or more bundled reimbursement;
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there has been a consolidation among healthcare facilities and purchasers of medical devices who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing its products or demand discounts on its prices; and
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there are proposed and existing laws and regulations in international and domestic markets regulating pricing and profitability of companies in the healthcare industry.

These trends could lead to pressure to reduce prices for ENDRA’s products and could cause a decrease in the demand for its products in any given market that could adversely affect its revenue and profitability, which could harm its business.

ENDRA intends to market its approved TAEUS applications globally, and currently markets its TAEUS liver probe in the EU, and are therefore subject to the risks of doing business outside of the United States.

Because ENDRA intends to market its approved TAEUS applications globally, its business is subject to risks associated with doing business globally. Accordingly, its business and financial results in the future could be adversely affected due to a variety of factors, including:

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changes in a specific country’s or region’s political and cultural climate or economic condition;
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local outbreaks of sickness or disease;
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war or terrorist attack, including cyberterrorism;
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unexpected changes in laws and regulatory requirements in local jurisdictions;
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difficulty of effective enforcement of contractual provisions in local jurisdictions;
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inadequate intellectual property protection in certain countries;

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trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the United States Department of Commerce and fines, penalties or suspension or revocation of export privileges;
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effects of applicable local tax structures and potentially adverse tax consequences; and
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significant adverse changes in currency exchange rates.

There is no assurance that, if approved, ENDRA’s TAEUS applications will be widely adopted by customers or their patients.

Market acceptance of its TAEUS applications will be affected by a variety of factors, including but not limited to usability, performance, reliability and customer preference. It is possible that demand for this device will not be as strong as anticipated. ENDRA may be unable to establish and manage a sufficient or effective sales force in a timely or cost-effective manner, and any sales force ENDRA does establish may not be capable of generating demand for its TAEUS applications, therefore hindering ENDRA’s ability to generate revenues and achieve or sustain profitability. ENDRA can offer no assurance that the sales model for its TAEUS applications will be well-received by customers or lead to sustainable demand.

If ENDRA is unable to attract and retain qualified personnel, it may not be able to successfully manage its business and achieve its objectives.

To execute its growth plan, ENDRA must attract and retain highly qualified personnel. Competition for skilled personnel is intense, especially for engineers with high levels of experience in designing and developing medical devices. In addition, ENDRA will need to identify and hire sales executives and competition for commercial and marketing talent is significant. ENDRA may experience difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which ENDRA competes for experienced personnel have greater resources than it has. In addition, ENDRA invests significant time and expense in training its employees, which increases their value to competitors who may seek to recruit them. If ENDRA fails to attract new personnel or fail to retain and motivate its current personnel, its business and future growth prospects would be harmed.

ENDRA’s employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

ENDRA is exposed to the risk of fraud, misconduct or other illegal activity by its employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the FD&C Act and similar laws of other countries, or the rules and regulations of the FDA and other similar foreign regulatory bodies; provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies; comply with manufacturing standards ENDRA establishes; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. For any products for which ENDRA obtains regulatory approval and begin commercializing in Europe or the United States, respectively, its potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws are also likely to increase. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. It is not always possible to identify and deter misconduct by employees and other parties, and the precautions ENDRA takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting ENDRA from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against ENDRA, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant fines or other sanctions.

Misdiagnosis, warranty and other claims, as well as product field actions and regulatory proceedings, initiated against ENDRA could increase its costs, delay or reduce its sales and damage its reputation, adversely affecting its financial condition.

ENDRA’s business exposes it to the risk of malpractice, warranty or product liability claims inherent in the sale and support of medical device products, including those based on claims that the use or failure of one of its products resulted in a misdiagnosis or harm to a patient. Although to date ENDRA has not been involved in any medical malpractice or product liability litigation, it may incur significant liability if such litigation were to occur. If ENDRA cannot successfully defend itself against product liability or related claims, it may incur substantial liabilities or be required to limit the distribution of its products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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decreased demand for its products;
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injury to its reputation and negative media attention;

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initiation of investigations by regulators and adverse impacts to its ability to obtain regulatory approvals;
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costs to defend the related litigation;
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a diversion of management’s time and its resources;
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substantial monetary awards to trial participants or patients;
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product recalls, withdrawals or labeling, marketing or promotional restrictions;
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loss of revenue;
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exhaustion of any available insurance and its capital resources;
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the inability to commercialize a product at all or for particular applications; and
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a decline in the price of its securities.

Although ENDRA currently maintains liability insurance in amounts that ENDRA believes are commercially reasonable, any liability ENDRA incurs may exceed its insurance coverage. ENDRA’s insurance policies may also have various exclusions, and ENDRA may be subject to a claim for which it has no coverage. Liability insurance is expensive and may cease to be available on acceptable terms, if at all. A malpractice, warranty, product liability or other claim or product field action not covered by its insurance or exceeding its coverage could significantly impair its financial condition. In addition, a product field action or a liability claim against ENDRA could significantly harm its reputation and make it more difficult to obtain the funding and commercial relationships necessary to maintain its business.

ENDRA’s internal computer systems, or those used by third-party manufacturers or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, ENDRA’s internal computer systems and those of its future manufacturers and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Although to ENDRA’s knowledge it has not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its research and development programs and its business operations. To the extent that any disruption or security breach were to result in a loss of, or damage to, its data or applications, or inappropriate disclosure of confidential or proprietary information, ENDRA could incur liability and the further development and commercialization of its products could be delayed.

Public health crises can adversely impact its business, including its pre-sales activities, clinical trials and ability to obtain regulatory approvals.

Public health crises such as pandemics or similar outbreaks could adversely impact its business. For instance, the COVID-19 pandemic impacted its clinical trial activities by delaying patient enrollment and visits due to the prioritization of hospital resources toward the COVID-19 outbreak, travel restrictions, and the inability to access sites for initiation and monitoring. In addition, the COVID-19 pandemic had an effect on the business at the FDA and other health authorities by causing them to reallocate resources to addressing the pandemic, which resulted in delays of reviews and approvals of submissions such as that for its NAFLD TAEUS application. The level and nature of the disruption caused by COVID-19 and any other pandemic is unpredictable, may be cyclical and long-lasting and vary from location to location.

Risks Related to ENDRA’s Intellectual Property and Other Legal Matters

If ENDRA is unable to protect its intellectual property, which entails significant expense and resources, then its financial condition, results of operations and the value of its technology and products could be adversely affected.

Much of ENDRA’s value arises from its proprietary technology and intellectual property for the design, manufacture and use of medical imaging systems, including development of its TAEUS applications. ENDRA relies on patent, copyright, trade secret and trademark laws to protect its proprietary technology and limit the ability of others to compete with it using the same or similar technology. Third parties may infringe or misappropriate its intellectual property, which could harm its business. Additionally, any patents issued to ENDRA may be challenged by third parties as being invalid, or third parties may independently develop similar or competing technology that avoids its patents. Should such challenges be successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ENDRA’s. Consequently, ENDRA may be unable to prevent its proprietary technology from being exploited abroad, which could affect its ability to expand to international markets or require costly efforts to protect its technology. ENDRA’s failure to secure, protect and enforce its intellectual property rights could substantially harm the value of its TAEUS platform, brand and business. See the section titled “ENDRA’s Business – Intellectual Property” on page 151 of this proxy statement/prospectus for further information on its intellectual property portfolio.

Expenses related to a patent portfolio include periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. ENDRA may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which a failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Policing unauthorized use of ENDRA’s proprietary rights can be difficult, expensive and time-consuming, and ENDRA might be unable to determine the extent of this unauthorized use.

Policing unauthorized use of ENDRA’s intellectual property is difficult, costly and time-intensive. ENDRA may fail to stop or prevent misappropriation of its technology, particularly in countries where the laws may not protect its proprietary rights to the same extent as do the laws of the United States. Proceedings to enforce its patent and other intellectual property rights in non-U.S. jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business. If ENDRA cannot prevent other companies from using its proprietary technology or if its patents are found invalid or otherwise unenforceable, ENDRA may be unable to compete effectively against other manufacturers of ultrasound systems, which could decrease its market share. In addition, the breach of a patent licensing agreement by ENDRA may result in termination of a patent license.

ENDRA may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of ENDRA’s intellectual property is difficult, and it does not know whether the steps it has taken to protect its intellectual property will be adequate.

If ENDRA is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

In addition to its patent activities, ENDRA relies upon, among other things, unpatented proprietary technology, processes, trade secrets and know-how. Any involuntary disclosure to or misappropriation by third parties of its confidential or proprietary information could enable competitors to duplicate or surpass its technological achievements, potentially eroding its competitive position in its market. ENDRA seeks to protect confidential or proprietary information in part by confidentiality agreements with its employees, consultants and third parties. While ENDRA requires all of its employees, consultants, advisors and any third parties who have access to its proprietary know-how, information and technology to enter into confidentiality agreements, it cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. These agreements may be terminated or breached, and ENDRA may not have adequate remedies for any such termination or breach. Furthermore, these agreements may not provide meaningful protection for its trade secrets and know-how in the event of unauthorized use or disclosure. To the extent that any of its staff was previously employed by other pharmaceutical, medical technology or biotechnology companies, those employers may allege violations of trade secrets and other similar claims in relation to their former employee’s therapeutic development activities for ENDRA.

ENDRA may in the future be a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with its ability to sell its TAEUS applications.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover its products, or that ENDRA may be accused of misappropriating third parties’ trade secrets. Other medical imaging market participants, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with ENDRA’s ability to make, use, sell and/or export its products or to use product names. ENDRA may become a party to patent or trademark infringement or trade secret claims and litigation as a result of these and other third-party intellectual property rights being asserted against it. The defense and prosecution of these matters are both costly and time consuming. Vendors from whom ENDRA purchases hardware or software may not indemnify it in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret.

Further, if such patents, trademarks, or trade secrets are successfully asserted against ENDRA, this may harm its business and result in injunctions preventing ENDRA from selling its products, license fees, damages and the payment of attorney fees and court costs. In addition, if ENDRA is found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, it could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. ENDRA may be unable to obtain necessary licenses on satisfactory terms, if at all. If ENDRA does not obtain necessary licenses, it may not be able to redesign its TAEUS applications to avoid infringement.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (“USPTO”) may be necessary to determine the priority of inventions or other matters of inventorship with respect to its patents or patent applications. ENDRA may also become involved in other proceedings, such as re-examination, inter partes review, or opposition proceedings, before the USPTO or other jurisdictional body relating to its intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent ENDRA from manufacturing and selling its TAEUS applications or using product names, which would have a significant adverse impact on its business.

Additionally, ENDRA may need to commence proceedings against others to enforce its patents or trademarks, to protect its trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to ENDRA and significant diversion of effort by its technical and management personnel. ENDRA may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. ENDRA may not be able to stop a competitor from marketing and selling products that are the same or similar to its products or from using product names that are the same or similar to its product names, and its business may be harmed as a result.

Risks Related to Government Regulation of ENDRA’s Business

Failure to comply with laws and regulations could harm ENDRA’s business.

ENDRA’s business is or in the future may be subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject ENDRA to investigations, sanctions, mandatory recalls, enforcement actions, adverse publicity, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions and administrative actions. If any governmental sanctions, fines or penalties are imposed, or if ENDRA does not prevail in any possible civil or criminal litigation, its business, operating results and financial condition could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and its resources and substantial costs. Enforcement actions and sanctions could further harm its business, operating results and financial condition.

If ENDRA fails to obtain and maintain necessary regulatory clearances or approvals for its TAEUS applications, or if clearances or approvals for future applications and indications are delayed or not issued, its commercial operations will be harmed.

The medical devices that ENDRA manufactures and market will be subject to regulation by numerous worldwide regulatory bodies, including the EMA, FDA and other comparable regulatory agencies. Additionally, third parties designing, manufacturing or conducting human studies of its devices will be subject to local regulations, such as those of Health Canada. These agencies and regulations require manufacturers of medical devices to comply with applicable laws and regulations governing development, testing, manufacturing, labeling, marketing and distribution of medical devices. Devices are generally subject to varying levels of regulatory control, based on the risk level of the device. Governmental regulations specific to medical devices are wide-ranging and govern, among other things:

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product design, development and manufacture;
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laboratory, pre-clinical and clinical testing, labeling, packaging storage and distribution;
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premarketing clearance or approval;
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record keeping;
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product marketing, promotion and advertising, sales and distribution; and
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post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals.

The European Union has revised its regulatory system for medical devices by implementing regulation (EU) 2017/745 on medical devices (“Medical Device Regulation” or “MDR”) and regulation (EU) 2017/746 on in vitro diagnostic medical devices. The MDR became effective on May 26, 2021. The changes to the regulatory system implemented by the MDR include stricter requirements for clinical evidence and pre-market assessment of safety and performance, refined classifications to indicate risk levels, requirements for third party testing by Notified Bodies, tightened and streamlined quality management system assessment procedures and additional requirements for the quality management system, additional requirements for traceability of products and transparency as well a refined responsibility of economic operators.

ENDRA is currently in a transitional period, where its existing certified products will be required to continue to comply with applicable medical device directives (including the Medical Devices Directive and the Active Implantable Medical Devices Directive) and with the Medical Device Regulation to obtain CE mark certification in order to continue or commence marketing medical devices. The CE mark is applied following certification from a Notified Body or declaration of conformity. It is an international symbol of adherence to quality assurance standards and compliance with applicable European Medical Devices Directives or the MDR, as the case may be. CE mark approvals issued prior to May 26, 2021 for Class IIa medical devices will, subject to certain conditions (including, among others, continued compliance with the MDR, no significant changes to design or intended purpose, a quality management system, and engagement with a notified body to obtain conformity assessment), remain valid until December 31, 2028. In March 2020, ENDRA received CE mark approval for its TAEUS FLIP (Fatty Liver Imaging Probe) System. The CE marking indicates that TAEUS complies with all applicable regulations in the EU, and other CE mark geographies, including the 27 EU member states. ENDRA believes that future TAEUS applications will qualify for sale in the European Union as Class IIa medical devices. The MDR requires a clinical evaluation for all medical devices and clinical trials for selected medical devices to be (re-)certified under the rules of the MDR. Depending on the classification of its applications, future CE mark certifications or recertification of its applications may require additional clinical evaluations or trials, as the case may be.

ENDRA is also required to comply with the regulations of each other country where ENDRA commercializes products, such as the requirement that it obtains approval from the FDA before it can launch new products in the United States.

ENDRA’s MASLD TAEUS device will be reviewed under a “de novo” process for a risk-based classification determination whether the device is of low to moderate risk and that it can be appropriately regulated as a Class II device and thereby eligible for 510(k) clearance. While the 510(k) pathway for product marketing typically requires only non-clinical testing proof of substantial equivalence to a lawfully marketed predicate device for a given indication, the FDA has requested clinical studies to support a reclassification to a lower risk class via the de novo process. Even with the clinical data ENDRA expects to provide with the de novo submission for its MASLD TAEUS device, the FDA may decide to reject the request to classify the device into Class II. If that happens, the device will be regulated as a Class III device and ENDRA will be required to fulfill more rigorous PMA requirements. Thus, although at this time ENDRA does not anticipate that it will be required to do so, it is possible that its MASLD TAEUS device may require approval by means of a PMA.

ENDRA may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm its business.

Even if ENDRA obtains regulatory approval for its TAEUS device, its product will remain subject to regulatory oversight.

Even if ENDRA is granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Therefore, even if ENDRA believes it has successfully developed its TAEUS technology, it may not be permitted to market TAEUS applications in the United States if it does not obtain FDA regulatory clearance to market such applications. Delays in obtaining clearance or approval could increase its costs and harm its revenues and growth.

In addition, ENDRA is required to timely file various reports with the FDA, including reports required by the medical device reporting regulations that require ENDRA to report to certain regulatory authorities if its devices may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed timely, regulators may impose sanctions and sales of its products may suffer, and ENDRA may be subject to product liability or regulatory enforcement actions, all of which could harm its business.

If ENDRA initiates a correction or removal for one of its devices to reduce a risk to health posed by the device, it would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and its customers regarding the quality and safety of its devices. Furthermore, the submission of these reports has been and could be used by competitors against ENDRA in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm its reputation.

The FDA and the Federal Trade Commission (the “FTC”) also regulate the advertising and promotion of its planned products to ensure that the claims ENDRA makes are consistent with its regulatory clearances, that there are adequate and reasonable data to substantiate the claims and that its promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of its advertising or promotional claims are misleading, not substantiated or not permissible, ENDRA may be subject to enforcement actions, including warning letters, and it may be required to revise its promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. ENDRA’s failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

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adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;
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repair, replacement, refunds, recall or seizure of its products;
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operating restrictions, partial suspension or total shutdown of production;
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refusing its De Novo submissions, requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;
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withdrawing 510(k) clearance or premarket approvals that have already been granted; and
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criminal prosecution.

If any of these events were to occur, its business and financial condition would be harmed.

ENDRA has experienced and may in the future experience delays and other difficulties in enrolling a sufficient number of patients in its clinical trials which could delay or prevent the receipt of necessary regulatory approvals.

ENDRA may not be able to initiate or complete as planned any clinical trials if it is unable to identify and enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other regulatory authorities. ENDRA also may be unable to engage a sufficient number of clinical trial sites to conduct its trials.

ENDRA may face challenges in enrolling patients to participate in its clinical trials. Patients suffering from diseases within target indications may enroll in competing clinical trials, which could negatively affect its ability to complete enrollment of its trials. Additionally, enrollment may be delayed by unforeseen circumstances, as occurred with the COVID-19 pandemic. Enrollment challenges in clinical trials often result in increased development costs for a product candidate, significant delays and potentially the abandonment of the clinical trial.

ENDRA may have other delays in completing its clinical trials and may not complete them at all.

Since ENDRA lacks significant experience in completing clinical trials and bringing a medical device through commercialization, ENDRA has hired outside consultants with such experience. Clinical trials for its TAEUS device may be delayed or terminated as a result of many factors, including the following:

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patients failing to complete clinical trials due to dissatisfaction with the procedure, side effects, or other reasons;
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failure by regulators to authorize ENDRA to commence a clinical trial;
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suspension or termination by regulators of clinical research for many reasons, including concerns about patient safety, the failure of study sites and/or investigators in its clinical research program to comply with GCP requirements, or its failure, or the failure of its contract manufacturers, to comply with current cGMP requirements;
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delays or failure to obtain clinical supply for its products necessary to conduct clinical trials from contract manufacturers;
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treatment candidates demonstrating a lack of efficacy during clinical trials;
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inability to continue to fund clinical trials or to find a partner to fund the clinical trials.

Any delay or failure to complete clinical trials could have a material adverse effect on ENDRA’s cost to develop and commercialize, and its ability to generate revenue from, its TAEUS device.

ENDRA’s TAEUS applications may require recertification or new regulatory clearances or premarket approvals and it may be required to recall or cease marketing its TAEUS applications until such recertification or clearances are obtained.

Most countries outside of the United States require that product approvals be recertified on a regular basis, generally every five years. The recertification process requires that ENDRA evaluates any device changes and any new regulations or standards relevant to the device and, where needed, conduct appropriate testing to document continued compliance. Where recertification applications are required, they must be approved in order to continue selling its products in those countries.

In the United States, material modifications to the intended use or technological characteristics of ENDRA’s TAEUS applications will require new 510(k) clearances or premarket approvals or require ENDRA to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval.

ENDRA may not be able to obtain recertification or additional 510(k) clearances or premarket approvals for its applications or for modifications to, or additional indications for, its TAEUS technology in a timely fashion, or at all. Delays in obtaining required future governmental approvals would harm its ability to introduce new or enhanced products in a timely manner, which in turn would harm its future growth. If foreign regulatory authorities or the FDA require additional approvals, ENDRA may be required to recall and to stop selling or marketing its TAEUS applications, which could harm its operating results and require ENDRA to redesign its applications. In these circumstances, ENDRA may be subject to significant enforcement actions.

If any OEMs fail to comply with the FDA’s Quality System Regulations or other regulatory bodies’ equivalent regulations, manufacturing operations could be delayed or shut down and the development of ENDRA’s TAEUS platform could suffer.

The manufacturing processes of OEMs are required to comply with the FDA’s Quality System Regulations and other regulatory bodies’ equivalent regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of its TAEUS applications. They may also be subject to similar state requirements and licenses and engage in extensive recordkeeping and reporting and make available their manufacturing facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. If any OEM fails such an inspection, its operations could be disrupted and ENDRA’s manufacturing interrupted. Failure to take adequate corrective action in response to an adverse inspection could result in, among other things, a shut-down of ENDRA’s manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of its products, operating restrictions and criminal prosecutions, any of which would cause its business to suffer. Furthermore, these OEMs may be engaged with other companies to supply and/or manufacture materials or products for such companies, which would expose its OEMs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may also affect the regulatory clearance of a third-party manufacturers’ facility. If the FDA or a foreign regulatory agency does not approve these facilities for the manufacture of ENDRA’s products, or if it withdraws its approval in the future, ENDRA may need to find alternative manufacturing facilities, which would impede or delay its ability to develop, obtain regulatory approval for or market its products, if approved. Additionally, ENDRA’s key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for its product and cause its results of operations to suffer.

ENDRA’s TAEUS applications may in the future be subject to product recalls that could harm its reputation.

Governmental authorities in Europe and the United States have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government-mandated or voluntary recall by ENDRA could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of its TAEUS applications would divert managerial attention, be expensive, harm its reputation with customers and harm its financial condition and results of operations. A recall announcement would negatively affect the price of its securities.

Healthcare reform measures could hinder or prevent ENDRA’s planned products’ commercial success.

There have been, and ENDRA expects there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that could harm its future revenues and profitability and the future revenues and profitability of its potential customers. In the EU, the Medical Devices Directive is being replaced with the more expansive MDR, which may increase the costs of obtaining and maintaining required regulatory approvals for its products. ENDRA cannot predict what other healthcare initiatives, if any, will be implemented by EU member countries, or the effect any future legislation or regulation will have on us.

In the United States, federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the “Affordable Care Act”), was enacted in 2010. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

It remains unclear whether changes will be made to the Affordable Care Act, or whether it will be repealed or materially modified. For example, the Tax Cuts and Jobs Act of 2017 modified certain aspects of the Affordable Care Act and the Trump Administration and U.S. Congress may take further action regarding the Affordable Care Act. Therefore, ENDRA cannot assure you that the Affordable Care Act, as currently enacted or as may be further amended or discontinued in the future, will not harm its business and financial results and ENDRA cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect its business.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. ENDRA cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

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ENDRA’s ability to set a price that it believes is fair for its products;
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ENDRA’s ability to generate revenues and achieve or maintain profitability; and
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the availability of capital.

If ENDRA fails to comply with healthcare regulations, it could face substantial penalties and its business, operations and financial condition could be adversely affected.

Even though ENDRA does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to its business. ENDRA could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which it conducts its business. Other jurisdictions such as the European Union have similar laws. The regulations that will affect how ENDRA operates include:

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the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;
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the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government;
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federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
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the federal Physician Payment Sunshine Act, created under the Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
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the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and
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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The Affordable Care Act, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that its business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that its business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against ENDRA, and it is not successful in defending ourselves or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal and similar foreign healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could harm its ability to operate its business and its results of operations.

Compliance with environmental laws and regulations could be expensive. Failure to comply with environmental laws and regulations could subject ENDRA to significant liability.

ENDRA’s research and development and manufacturing operations may involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. In addition, ENDRA’s research and development and manufacturing operations produce biological waste materials, such as human and animal tissue, and waste solvents, such as isopropyl alcohol. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and non-compliance could result in substantial liabilities, fines and penalties, personal injury and third part property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. ENDRA cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm its financial condition and operating results.

Risks Related to Owning ENDRA’s Securities, ENDRA’s Financial Results and ENDRA’s Need for Financing

ENDRA’s stock is subject to minimum requirements to remain listed on The Nasdaq Capital Market, including a minimum bid price requirement and stockholders’ equity requirement, and may be delisted if it does not maintain compliance with those requirements.

On April 26, 2026, ENDRA received a notification letter from the Staff notifying ENDRA that its stockholders’ equity had fallen below the $2,500,000 required minimum for continued listing set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Requirement”). On April 27, 2026, in accordance with the Staff’s letter, ENDRA requested a hearing before the Nasdaq Hearing Panel, and a hearing was held on May 28, 2026.

As a result of ENDRA’s closing of a private placement offering for gross proceeds of approximately $3.8 million on May 28, 2026, ENDRA regained compliance with Minimum Stockholders’ Equity Requirement, subject to Nasdaq’s continued monitoring of ENDRA’s ongoing compliance with the Minimum Stockholders’ Equity Requirement. On July 8, 2026, ENDRA received written notice (the “Notice”) from Nasdaq indicating that it has regained compliance with the Minimum Stockholders’ Equity Requirement.

Pursuant to Nasdaq Listing Rule 5815(d)(4)(A), ENDRA will be subject to a Discretionary Panel Monitor for a period of one year from July 1, 2026. If, within the one-year monitoring period, the Staff finds ENDRA again out of compliance with any of Nasdaq’s Listing Rules, notwithstanding Rule 5810(c)(2), ENDRA will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff will not be permitted to grant additional time for ENDRA to regain compliance with respect to that deficiency, nor will ENDRA be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, pursuant to the Notice, the Staff will issue a Delist Determination Letter and ENDRA will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. Pursuant to the Notice, ENDRA will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). ENDRA’s securities may be at that time delisted from Nasdaq.

There can be no assurance that ENDRA will be able to maintain compliance with Nasdaq’s Listing Rules, including the Minimum Stockholders’ Equity Requirement. If its common stock ceases to be listed for trading on The Nasdaq Capital Market, ENDRA would expect that its common stock would be traded on one of the three tiered marketplaces of the OTC Markets Group. If Nasdaq were to delist ENDRA’s common stock, it would be more difficult for its stockholders to dispose of its common stock and more difficult to obtain accurate price quotations on its common stock. ENDRA’s ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing it may need in the future, may also be materially and adversely affected if its common stock or warrants are not listed on a national securities exchange.

ENDRA’s quarterly and annual results may fluctuate significantly, may not fully reflect the underlying performance of its business and may result in volatility in the price of its securities.

ENDRA’s operating results will be affected by numerous factors such as:

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variations in the level of expenses related to its proposed products;
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status of its product development efforts;
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execution of collaborative, licensing or other arrangements, and the timing of payments received or made under those arrangements;
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intellectual property prosecution and any infringement lawsuits to which ENDRA may become a party;
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regulatory developments affecting its products or those of its competitors, including the timing and success of obtaining various regulatory approvals for its products’ testing, production and marketing;
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our ability to obtain and maintain FDA clearance and approval from foreign regulatory authorities for its products, which have not yet been approved for marketing;
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market acceptance of its TAEUS applications;
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the availability of reimbursement for its TAEUS applications;
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its ability to attract new customers and grow its business with existing customers;
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the timing and success of new product and feature introductions by ENDRA or its competitors or any other change in the competitive dynamics of its industry, including consolidation among competitors, customers or strategic partners;
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the amount and timing of costs and expenses related to the maintenance and expansion of its business and operations;
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changes in its pricing policies or those of its competitors;
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general economic, industry and market conditions;
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the hiring, training and retention of key employees, including its ability to expand its sales team;
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litigation or other claims against ENDRA;
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its ability to obtain additional financing; and
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advances and trends in new technologies and industry standards.

Any or all of these factors could adversely affect ENDRA’s cash position requiring ENDRA to raise additional capital which may be on unfavorable terms and result in substantial dilution. Additionally, the risks surrounding its business, as well as the limited market for its common stock, have resulted, and will likely continue to result, in volatility in the price of its common stock.

If securities or industry analysts do not publish research reports about ENDRA’s business, or if they issue an adverse opinion about its business, the price of its securities and trading volume could decline.

The trading market for ENDRA’s securities is influenced by the research and reports that industry or securities analysts publish about ENDRA or its business. If any of the securities or industry analysts who cover ENDRA or may cover ENDRA in the future change their recommendation regarding its common stock adversely, or provide more favorable relative recommendations about its competitors, the price of its common stock would likely decline. If any securities or industry analyst who covers ENDRA or may cover ENDRA in the future were to cease coverage of ENDRA or fail to regularly publish reports on ENDRA, it could lose visibility in the financial markets, which in turn could cause the price or trading volume of its common stock to decline.

If ENDRA is unable to implement and maintain effective internal control over financial reporting, including by remediating current material weaknesses in its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of its financial reports, and the market price of its securities may decrease and ENDRA may become subject to litigation or enforcement actions.

As a public company, ENDRA is required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that ENDRA evaluates and determine the effectiveness of its internal control over financial reporting and provide a management report on its internal control over financial reporting.

Currently, ENDRA has material weaknesses in its internal control over financial reporting and, as a result, it may not detect errors on a timely basis and its financial statements may be materially misstated. Specifically, ENDRA has insufficient personnel resources within the accounting function to segregate the duties over financial transaction processing and reporting. ENDRA intends to improve its internal control over financial reporting; however, the process is time-consuming, costly and complicated. ENDRA is constrained in the improvements it are able to make due to its limited resources. Until its internal controls are improved its ability to maintain effective internal controls over financial reporting will be limited.

Until such time as ENDRA is no longer a smaller reporting company, its auditors will not be required to attest as to its internal control over financial reporting. If ENDRA continues to identify material weaknesses in its internal control over financial reporting, if ENDRA is unable to comply with the requirements of Section 404 in a timely manner, if ENDRA is unable to assert that its internal control over financial reporting is effective or, if required, if its independent registered public accounting firm is unable to attest that its internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of its financial reports and the market price of its common stock could decrease. ENDRA could also become subject to stockholder or other third-party litigation as well as investigations by the stock exchange on which its securities are listed, the Securities and Exchange Commission (the “SEC”) or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions or other remedies.

ENDRA is subject to the periodic reporting requirements of the Exchange Act. ENDRA’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by it in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. ENDRA believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in its control system, misstatements due to error or fraud may occur and not be detected.

Risks Related to ENDRA’s Digital Asset Treasury Strategy

The accounting treatment of cryptocurrency holdings could have significant accounting impacts, including increasing the volatility of its results.

In December 2023, the FASB issued ASU 2023-08, which upon its adoption will require ENDRA to measure in-scope cryptocurrency assets at fair value in its statement of financial position, and to recognize gains and losses from changes in the fair value of its cryptocurrency in net income each reporting period. ASU 2023-08 will also require ENDRA to provide certain interim and annual disclosures with respect to its cryptocurrency holdings. The standard is effective for interim and annual periods beginning January 1, 2025, with a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which ENDRA adopts the guidance. Due in particular to the volatility in the price of cryptocurrencies, ENDRA expects the adoption of ASU 2023-08 to have a material impact on its financial results in future periods, increase the volatility of its financial results, and affect the carrying value of its cryptocurrency on its balance sheet, and it could also have adverse tax consequences, which in turn could have a material adverse effect on its financial results and the market price of its common stock. Additionally, as a result of ASU 2023-08 requiring a cumulative-effect adjustment to its opening balance of retained earnings as of the beginning of the annual period in which ENDRA adopts the guidance and not permitting retrospective restatement of its historical financial statements, its future results will not be comparable to results from periods prior to its adoption of the guidance.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Changes in its ownership of cryptocurrency could have accounting, regulatory and other impacts, as well. While ENDRA currently intends to primarily own cryptocurrency directly, ENDRA may investigate other potential approaches to owning cryptocurrencies, including indirect ownership (for example, through ownership interests in a fund that owns cryptocurrencies and deemed ownership via ownership of cryptocurrency derivative assets). If ENDRA were to own all or a portion of its cryptocurrencies in a different manner, the accounting treatment for its cryptocurrencies, its ability to use its cryptocurrencies as collateral for additional borrowings, and the regulatory requirements to which ENDRA is subject, may correspondingly change. For example, the volatile nature of cryptocurrencies may force ENDRA to liquidate its holdings to use it as collateral, which could be negatively impacted by any disruptions in the cryptocurrency market, and if liquidated, the value of the collateral would not reflect potential gains in market value of its cryptocurrency.

Cryptocurrency holdings are less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for ENDRA to the same extent as cash and cash equivalents.

Historically, the crypto markets have been characterized by significant volatility in price; limited liquidity and trading volumes compared to sovereign currencies markets; relative anonymity; a developing regulatory landscape; potential susceptibility to market abuse and manipulation; compliance and internal control failures at exchanges; and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, ENDRA may not be able to sell its cryptocurrency at favorable prices or at all. Further, cryptocurrency which ENDRA holds with its custodians does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, pursuant to the asset management agreement ENDRA has entered into with the asset manager, ENDRA is currently and may generally be unable to enter into term loans or other capital raising transactions collateralized by its unencumbered cryptocurrency or otherwise generate funds using its cryptocurrency holdings, including in particular during times of market instability or when the price of cryptocurrency has declined significantly. If ENDRA is unable to sell its cryptocurrency, enter into additional capital raising transactions using cryptocurrency as collateral, or otherwise generate funds using its cryptocurrency holdings, or if ENDRA is forced to sell its cryptocurrency at a significant loss, in order to meet its working capital requirements, its business and financial condition could be negatively impacted.

If ENDRA or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to its cryptocurrency, or if its private keys are lost or destroyed, or other similar circumstances or events occur, ENDRA may lose some or all of its cryptocurrency and its financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to cryptocurrency. Blockchain-based cryptocurrencies and the entities that provide services to participants in the cryptocurrency ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021, it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

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a partial or total loss of its cryptocurrency in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold its cryptocurrency;
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harm to its reputation and brand;
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improper disclosure of data and violations of applicable data privacy and other laws; or
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significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether ENDRA is directly impacted, could lead to a general loss of confidence in the broader cryptocurrency ecosystem or in the use of the cryptocurrency network to conduct financial transactions, which could negatively impact ENDRA.

Attacks upon systems across a variety of industries, including industries related to cryptocurrency, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on ENDRA’s systems or those of its third-party service providers or partners. ENDRA may experience breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, ENDRA expects that unauthorized parties will attempt to gain access to its systems and facilities, as well as those of its partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm ENDRA even if its systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and ENDRA may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine, Israel-Hamas and Israel-Iran conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of its operations or those of others in the cryptocurrency industry, including third-party services on which ENDRA relies, could materially and adversely affect its financial condition and results of operations.

Absent of federal regulations, there is a possibility that certain cryptocurrencies may be classified as “securities.” Any classification of a cryptocurrency as a “security” would subject ENDRA to additional regulation and could materially impact the operation of its business.

Cryptocurrency refers to digital assets that are issued by and transmitted through an open-source protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. ENDRA believes that digital assets intrinsically linked to a blockchain system, and the value of which is derived from or is reasonably expected to be derived from the use of the blockchain system, such as HYPE, are not securities, but neither the SEC nor any other U.S. federal or state regulator has formally taken such a position. Despite the Trump Administration’s Executive Order titled “Strengthening American Leadership in Digital Financial Technology” which includes as an objective “protecting and promoting the ability of individual citizens and private sector entities alike to access and to maintain self-custody of digital assets,” cryptocurrency has not yet been classified with respect to U.S. federal securities laws. Therefore, while ENDRA believes that HYPE and other cryptocurrencies intrinsically linked to a blockchain system are digital commodities and not “securities” within the meaning of the U.S. federal securities laws, and registration of ENDRA under the 1940 Act, is therefore not required under the applicable securities laws, ENDRA acknowledges that a regulatory body or federal court may determine otherwise. Therefore, its belief, even if reasonable under the circumstances, would not preclude legal or regulatory action based on such a finding that cryptocurrency is a “security,” which would require ENDRA to register as an investment company under the 1940 Act.

As such, ENDRA is at risk of enforcement proceedings against it, which could result in potential injunctions, cease-and-desist orders, fines, and penalties if cryptocurrency was determined to be a security by a regulatory body or a court. Such developments could subject ENDRA to fines, penalties, and other damages, and adversely affect its business, results of operations, financial condition, and prospects.

ENDRA, in connection with its DAT strategy, is not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, exchange-traded funds and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. ENDRA is not subject to, and does not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to its cryptocurrency treasury strategy, its use of leverage, the manner in which its cryptocurrency is intended to be custodied, its ability to engage in transactions with affiliated parties and its operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. Consequently, its board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of its cryptocurrency holdings or other activities ENDRA may pursue, and has the power to change its current policies, including its strategy of acquiring and holding cryptocurrency.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price

ENDRA’s common stock is currently listed on Nasdaq under the symbol “NDRA.”

Noble Africa is a private company, and Noble Africa’s securities are not publicly traded.

The closing price of ENDRA’s common stock on June 24, 2026, the last day of trading prior to the announcement of the Merger, as reported on The Nasdaq Capital Market, was $6.27 per share. The closing price of ENDRA’s common stock on September 30, 2026 as reported on The Nasdaq Capital Market, was $5.96 per share.

Assuming approval of the Merger Proposal (Proposal No. 2) by ENDRA’s stockholders at the ENDRA Special Meeting and successful application for initial listing with Nasdaq, following the consummation of the Merger, the Combined Company Common Stock is expected to trade on The Nasdaq Capital Market under ENDRA’s new name, “4K Resources Inc.”, and new trading symbol “LHE”.

As of , 2026, the record date for the ENDRA Special Meeting, there were approximately registered holders of record of ENDRA’s common stock. This number does not include stockholders for whom shares are held in “nominee” or “street” name.

As of , 2026, Noble Africa had one holder of Noble Africa Units. For detailed information regarding the beneficial ownership of ENDRA and the Combined Company, see the section of this proxy statement/prospectus titled “Principal Stockholders of ENDRA and the Combined Company.”

Dividends

ENDRA has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends on its common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company’s then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors that the then-current board of directors deems relevant.

Noble Africa has never paid any dividends or distributions to its members since its inception. While subject to periodic review, Noble Africa intends to retain all earnings, if any, primarily to finance future growth.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Merger and the Noble Investment and related transactions; the structure, timing and completion of the Merger and the Noble Investment and the expected effects, perceived benefits or opportunities of the Merger; the Combined Company’s listing on Nasdaq after the Closing of the Merger; expected proceeds from the Noble Investment; expectations regarding the impact of the Merger on ENDRA’s ownership structure; the expected executive officers and directors of the Combined Company; each company’s and the Combined Company’s expected cash position at the Closing and cash runway of the Combined Company following the Merger; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the Combined Company; the nature, strategy and focus of the Combined Company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline; and other statements that are not historical fact. All statements other than statements of historical fact contained in this proxy statement/prospectus are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are made based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management concerning future developments and their potential effects. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

ENDRA cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ENDRA. In addition, ENDRA cautions you that the forward-looking statements included in this proxy statement/prospectus, are subject to the following factors, among others:

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the risk that the conditions to the Closing or consummation of the Merger are not satisfied, including the failure to timely obtain approval of the Merger from ENDRA stockholders, if at all;
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the risk that the Noble Investment is not completed in a timely manner, if at all;
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uncertainties as to the timing of the consummation of the Merger and the ability of each of ENDRA and Noble Africa to consummate the Merger;
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the ability to obtain debt financing on terms that are favorable, or at all;
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the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed;
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the ability to obtain or maintain the listing of Class A Common Stock on Nasdaq following the Merger;
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risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Merger, as applicable, pending the Closing, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources;
•
risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger;
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the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;
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the effect of the announcement or pendency of the Merger on ENDRA’s or Renergen’s business relationships, operating results and business generally;
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risks related to the market price of ENDRA’s common stock relative to the value suggested by the Merger;
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the outcome of any legal proceedings that may be instituted against ENDRA, Noble Africa or any of their respective directors, managers, or officers related to the Proposed Transactions;
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costs of the Merger and unexpected costs, charges or expenses resulting from the Merger;
•
changes in regulatory requirements and government incentives;

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risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Merger, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors;
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the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the Combined Company, harm the Combined Company’s business and may not be sufficient for insurance coverage to cover all costs and damages, the outcomes of various strategies and projects undertaken by Renergen;
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the potential impact of laws or government regulations or policies in South Africa or elsewhere;
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Renergen’s future capital requirements and sources and uses of cash including debt funding for Phase 2 of the Virginia Gas Project;
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Renergen’s ability to obtain funding for its operations and future growth;
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Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project;
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Renergen’s reliance on the efforts of third parties;
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the financial terms of any current and future commercial arrangements;
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Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts;
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Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary, Tetra4;
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the ability of the Combined Company to retain and hire key personnel;
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the volatility of LNG and liquid helium prices;
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Renergen’s success in discovering, estimating and developing natural gas and helium reserves;
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actions of competitors or regulators;
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limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive;
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the amount and timing of future development costs;
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uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities;
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risks relating to the lack of capital available on acceptable terms to finance the Renergen’s continued growth; and
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the competitive nature of Renergen’s industry.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. ENDRA and Noble Africa can give no assurance that the conditions to the Merger will be satisfied. For further discussion of the factors that may cause ENDRA, Noble Africa, Renergen or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of ENDRA and Noble Africa to complete the Merger and the effect of the Merger on the business of ENDRA, Noble Africa, Renergen and the Combined Company, see the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of ENDRA, Noble Africa, Renergen or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. ENDRA and Noble Africa do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future, except as required by law. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section titled “Risk Factors” and in ENDRA’s periodic filings with the SEC. ENDRA’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 104 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While ENDRA and Noble Africa believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page of this proxy statement/prospectus.

The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement and certain events thereafter. This chronology does not purport to catalogue every conversation between or among members of the ENDRA Board, members of ENDRA's management, ENDRA's advisors and representatives, or other parties, including representatives of Noble Africa, Renergen, ASP Isotopes and their respective advisors and representatives.

ENDRA has experienced a history of financial and operating challenges. Without any revenue from its TAEUS technology, ENDRA has been dependent on raising additional capital to proceed with the commercialization of its technology and to remain a viable business.

Following a management change in the third quarter of 2024, ENDRA redesigned its TAEUS liver device and revised its go-to-market strategy, including by focusing company resources on fewer programs and reducing operating costs in order to preserve cash in light of its limited financial resources.

On May 27, 2025, ENDRA received a letter from Nasdaq indicating that, because its stockholders' equity as reported in its Form 10-Q for the quarter ended March 31, 2025 was less than $2.5 million, it was no longer in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Rule”).

On June 25, 2025, ENDRA engaged Lucid to act as its underwriter and/or placement agent in connection with an offer and sale of equity securities and as sales agent in connection with an at-the-market equity offering program.

On July 9, 2025, ENDRA filed a Form S-1 registration statement for an offering of common stock and warrants, with the primary use of proceeds to be establishing a cryptocurrency treasury. A lesser portion of proceeds was planned to be used for continuing research and product development and to fund clinical trials for the Company's TAEUS liver device. In light of market conditions, ENDRA ultimately abandoned the registered offering.

On October 15, 2025, in lieu of the registered offering to establish a cryptocurrency treasury, ENDRA consummated a private placement for a smaller amount of proceeds. The Securities Purchase Agreement entered into with investors in the private placement (the “October 2025 SPA”) stated that the Company could use no more than $750,000 of the offering proceeds to complete the pilot validation study for the Company’s TAEUS liver device, and $1,000,000 in aggregate (inclusive of the offering proceeds) for such study. Additionally, the October 2025 SPA included a covenant that, for a period of one year, the Company would not be permitted to issue or announce the issuance of any shares of common stock or common stock equivalents at a price per share less than $6.57, subject to certain exceptions (the “SPA Minimum Price Requirement”).

On October 29, 2025, ENDRA entered into an At-The-Market Issuance Sales Agreement with Lucid to establish an at-the-market equity offering program. Due to the “baby shelf” rules of Form S-3, the size of the facility was limited to $1.75 million.

On October 31, 2025, Nasdaq informed ENDRA that it had determined to grant ENDRA an extension to regain compliance with the Stockholders Equity Rule; provided, that if at the time of its next periodic report ENDRA did not evidence compliance, it may be subject to delisting.

On December 22, 2025, the ENDRA Board held a meeting that included extensive discussion regarding the Company's strategic direction and go-forward operations, including a review of strategic alternatives and a review of a sale of the Company. A representative of K&L Gates LLP (“K&L Gates”) described the fiduciary duties of the ENDRA Board in the context of a transaction that may result in the change of control of the Company. The ENDRA Board discussed expanding ENDRA's engagement with Lucid to include advisory services regarding potential business combinations and other strategic transactions.

On December 29, 2025, ENDRA engaged Lucid to act as the Company's financial advisor regarding one or more potential business combinations with unaffiliated third parties, including by identifying and introducing the Company to potential acquirers and merger partners, assessing transaction proposals and offering guidance to ENDRA's management regarding valuation, structure and terms, and aiding in the preparation of presentations to the ENDRA Board.

Beginning on January 7, 2026, Lucid initiated a process of identifying and evaluating potential counterparties for a strategic transaction, with assistance from members of the ENDRA Board and management. In their outreach, representatives of Lucid contacted more than 10 potential buyers that might be suitable candidates for a reverse merger with ENDRA, with various interested parties entering into confidentiality agreements. Additionally, from February 23, 2026 through April 23, 2026, ENDRA contacted or was contacted by a total of 10 potential strategic partners. Of these potential partners, 5 signed non-disclosure agreements and took meetings with ENDRA.

On various dates between January 7, 2026 and March 9, 2026, Lucid provided members of the ENDRA Board with updates on its outreach efforts.

On March 5, 2026, a financial advisor representing a private biopharmaceutical company (“Party A”) submitted to ENDRA a term sheet for a potential transaction with Party A, which ENDRA shared with K&L Gates, ENDRA's outside legal counsel, for legal review. The valuation of the Company proposed in the term sheet represented less than the SPA Minimum Price Requirement.

On March 8, 2026, a private biotechnology company (“Party B”) submitted an indication of interest to ENDRA regarding a proposed transaction with ENDRA, which ENDRA shared with K&L Gates for legal review. The valuation of the Company proposed in the indication of interest represented less than the SPA Minimum Price Requirement.

The morning of March 9 2026, representatives of ENDRA attended an introductory meeting with representatives of ASP Isotopes and Renergen. The meeting was arranged by Lucid.

On March 9, 2026, the ENDRA Board held a meeting to discuss the proposed transactions with Party A and Party B as well as the introductory meeting with ASP Isotopes and Renergen, a South African company and wholly owned subsidiary of ASP Isotopes. During the course of the remainder of the month and during the month of April, members of the ENDRA Board were regularly in contact to discuss various strategic opportunities under consideration.

On March 10, 2026, ENDRA submitted to Party B a counteroffer in response to Party B’s indication of interest, proposing revised terms, including an increased valuation of ENDRA. Following consideration of the revised proposed terms, Party B ceased discussions and informed ENDRA it was pursuing a different opportunity.

On March 16, 2026, Lucid emailed ENDRA regarding a potential transaction with a private biopharmaceutical company (“Party C”), including a proposed term sheet, which ENDRA shared with K&L Gates for legal review. The valuation of the Company proposed in the term sheet represented less than the SPA Minimum Price Requirement.

On March 20, 2026, ENDRA engaged Donohoe Advisory Associates (“Donohoe Advisory”) to advise it regarding Nasdaq compliance matters.

On March 20, 2026, ENDRA provided materials to Lucid requested by Party C for its due diligence in connection with a potential transaction with ENDRA.

On March 23, 2026, Alexander Tokman, ENDRA’s Chief Executive Officer, circulated a draft press release to the ENDRA Board to announce that the Company was initiating a process to evaluate value-maximizing strategic alternatives. Also on March 23, 2026, ENDRA received an inquiry from a private biotechnology company (“Party D”), requesting a discussion regarding a proposed transaction in connection with the companies' respective businesses.

On March 24, 2026, ENDRA, Lucid and representatives of Party C held a call to discuss ENDRA's capital structure and other issues relevant to consideration of a potential transaction between the two parties.

On March 25, 2026, ENDRA announced that it had initiated a process to evaluate a range of strategic alternatives aimed at maximizing stockholder value. In connection with this revised strategy, the Company reduced the number of its employees in order to reduce cash expenditures and extend its operational runway.

On March 27, 2026, the chief executive officer of Party C emailed ENDRA regarding change of control provisions in certain of ENDRA’s outstanding warrants as an impediment to a successful transaction.

Also on March 27, 2026, ENDRA spoke with Party D’s chief financial officer regarding Party D’s drug development program and a potential transaction with ENDRA.

On March 30, 2026, ENDRA received additional information regarding Party D’s drug development program.

On March 31, 2026, ENDRA filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, disclosing that its stockholders’ equity was $2.3 million, below the Nasdaq-required minimum amount of $2.5 million.

On April 6, 2026, ENDRA executed a confidential disclosure agreement with ASP Isotopes.

On April 7, 2026, representatives of ENDRA spoke with Party D’s chief financial officer, after which discussion Party D submitted an indication of interest to ENDRA regarding a potential transaction, which ENDRA shared with K&L Gates for legal review.

On April 8, 2026, Lucid emailed to ENDRA a draft term sheet for a proposed merger transaction with Renergen, including a concurrent private placement investment to be funded by ASP Isotopes and new third-party investors. The term sheet indicated a valuation of ENDRA’s shares at the SPA Minimum Price Requirement, which represented an approximately 27% premium to the closing price of ENDRA’s common stock on the Nasdaq on April 8, 2026 and an approximately 69% premium to the average daily volume-weighted average price of its common stock for the 30-trading day period then ended.

On April 9, 2026, members of the ENDRA Board discussed the terms of the proposed transactions with Renergen, Party D and various other potential counterparties then under consideration.

Also on April 9, 2026, ENDRA submitted a revised indication of interest to Party D, proposing revised terms, including an increased valuation assigned to ENDRA’s common stock and warrants. Following consideration of the revised proposed terms, Party D ceased discussions with ENDRA.

Also on April 9, 2026, Lucid coordinated a call with ENDRA and ASP Isotopes to discuss the draft term sheet for a proposed merger transaction with Renergen and concurrent private placement.

On April 10, 2026, Lucid circulated a revised term sheet to ENDRA and ASP Isotopes, updated in light of the prior day’s discussion.

From April 13, 2026 through April 23, 2026, Lucid, ENDRA, K&L Gates and ASP Isotopes further revised the term sheet and had a series of discussions regarding the proposed terms of the transactions.

On April 20, 2026, Nasdaq issued a letter to ENDRA stating that, because its stockholders' equity as reported in the Form 10-K was less than $2.5 million, it was no longer compliant with the Stockholders' Equity Rule and would be subject to delisting unless ENDRA timely requested a hearing. On April 27, 2026, ENDRA requested a hearing, which was subsequently scheduled for May 28, 2026.

On April 23, 2026, ENDRA, Renergen and ASP Isotopes executed a term sheet for the proposed transaction.

On April 24, 2026, representatives of Lucid, ENDRA, K&L Gates, ASP Isotopes and Renergen held a call to discuss the term sheet and the preparation of a definitive agreement for the transaction.

On April 28, 2026, ASP Isotopes circulated a draft Merger Agreement to Lucid, ASP Isotopes, Renergen, ENDRA and K&L Gates, and the parties participated on a call shortly afterwards. During the call, the parties discussed matters pertaining to transaction structure and timeline.

On April 29, 2026, ENDRA sent a due diligence request to ASP Isotopes and Renergen.

On May 1, 2026, Haynes and Boone, LLP (“Haynes Boone”), counsel to ASP Isotopes, sent a due diligence request list in respect of ENDRA to K&L Gates.

On May 5, 2026, K&L Gates sent a revised draft of the Merger Agreement to Haynes Boone. Later that day, representatives of ENDRA, K&L Gates, ASP Isotopes, Renergen, Haynes Boone, Lucid and Ellenoff Grossman & Schole LLP (“EGS”), counsel to Lucid, discussed the updated draft on a call. Additionally, on the call, the parties discussed ENDRA conducting the Pre-Merger Financing prior to the Nasdaq hearing in order to bring ENDRA back into compliance with the Stockholders’ Equity Requirement, which ENDRA believed would substantially increase its chances of a positive outcome at the hearing. The parties further discussed the potential structure of the Noble Investment, contemplating a private placement into a subsidiary of ASP Isotopes that would close concurrently with the Merger and provide financing for Phase 2 of Renergen’s Virginia Gas Project.

On May 8, 2026, Haynes Boone sent a revised draft of the Merger Agreement to ENDRA.

Also on May 8, 2026, Donohoe Advisory submitted a pre-hearing submission to the Nasdaq Hearings Panel on behalf of ENDRA.

On May 12, 2026, representatives of K&L Gates, ENDRA, ASP Isotopes Counsel, Haynes Boone and Lucid attended a call at which the Merger Agreement and the potential Noble Investment were discussed. Also on May 12, 2026, K&L Gates sent a further revised draft of the Merger Agreement to Haynes Boone, after which K&L Gates and Haynes Boone held a call to discuss certain open terms and related SEC registration considerations.

On May 13, 2026, the Audit Committee of the ENDRA Board held a meeting to discuss ENDRA’s first quarter results, including discussion of ENDRA’s cash position and stockholders' equity. Following conclusion of the meeting scheduled topics, the Board members and Company management discussed the Pre-Merger Financing, which could preserve the Company’s listing on Nasdaq as well as the Company’s progress towards a transaction with Renergen.

On May 14, 2026, representatives of K&L Gates, ENDRA, ASP Isotopes, Haynes Boone, Lucid and EGS attended a call at which the Merger Agreement, the Pre-Merger Financing and the Noble Investment were discussed.

On May 14, 2026, EGS sent to K&L Gates draft documents for the Pre-Merger Financing.

On May 16, 2026, Haynes Boone circulated to K&L Gates a revised draft of the Merger Agreement, including changes reflecting a dual class common stock structure, whereby each share of Class B common stock would be entitled to 10 votes per share and each share of Class A common stock would be entitled to one vote per share structure and providing for a classified board of divided into three classes serving staggered three-year terms for the Combined Company, noting that it believed that the draft was in sufficiently final form to begin socializing with wall-crossed investors for purposes of confidentially marketing the Noble Investment.

On May 22, 2026, EGS sent to Haynes Boone the draft form of Noble Investment subscription agreement.

On May 24, 2026, Lucid sent ASP Isotopes the draft securities purchase agreement for the Pre-Merger Financing, contemplating a purchase price of $6.57 per share in light of the restriction set forth in the October 2025 SPA.

From May 24, 2026 through May 27, 2026, K&L Gates and Haynes Boone negotiated the Pre-Merger Financing documents, including a side letter restricting ENDRA’s use of the proceeds pending entry into a definitive agreement in respect of the Merger and a requirement to pay a fee to an affiliate of ASP Isotopes in the event ENDRA determined not to continue pursuing executing a definitive agreement in respect to a transaction with Renergen.

On May 26, 2026, Haynes Boone sent comments to the Pre-Merger Financing documents to K&L Gates and comments to the Noble Investment subscription agreement to EGS.

On May 27, 2026, ENDRA and Lucid entered into an amendment to the December engagement letter, revising the purpose of the engagement to include serving as placement agent in one or more private placements, services to be provided to include services relating to conduct of an equity offering, and fees and expenses to provide that, in respect of a transaction with Renergen, in lieu of a cash fee equal to a percentage of the transaction value, Lucid would be issued shares of common stock in the combined company and warrants exercisable for common stock (as described below under “Financial Advisors”).

On May 27, 2026, ENDRA entered into the Pre-Merger Side Letter and Pre-Merger Purchase Agreement for the purchase of shares of ENDRA common stock, pre-funded warrants and warrants, for gross proceeds of $3.8 million. ENDRA disclosed in a Current Report on Form 8-K reporting the offering that it believed it had stockholders’ equity in excess of $2.5 million following the closing of such offering.

On May 28, 2026, ENDRA appeared before the Nasdaq Hearings Panel regarding its stockholders’ equity deficiency. Representatives of Donohoe Advisory and K&L Gates were in attendance. The Company reported to the Panel that the stockholders’ equity deficiency had been resolved as a result of the Pre-Merger Financing announced that morning.

On June 1, 2026, EGS circulated a revised draft of a subscription agreement for the Noble Investment.

On June 3, 2026, representatives of Lucid, EGS, ASP Isotopes, ENDRA, K&L Gates and Haynes Boone held a call to discuss the progress of the Noble Investment and the anticipated timing for execution of the Merger Agreement. Following the call, Haynes Boone sent an updated draft of the Merger Agreement to K&L Gates reflecting updates to the capital structure of Noble Africa, a modification to Renergen’s valuation in the exchange ratio mechanic set forth in the Merger Agreement, contemplation of various intercompany agreements, and a pre-closing contribution of Renergen into Noble Africa.

On June 4, 2026, Haynes Boone circulated a revised draft of the subscription agreement for the Noble Investment. Additionally, on June 4, 2026, Haynes Boone circulated drafts of certain ancillary documents to the Merger Agreement, including the operating agreement of Noble Africa LLC and certificate of merger.

On June 4 and June 5, 2026 representatives of Lucid, EGS, ASP Isotopes, ENDRA, K&L Gates and Haynes Boone held calls to discuss the status of the Merger Agreement and the Noble Investment.

On June 5, 2026, Haynes Boone circulated drafts of an amended and restated certificate of incorporation of ENDRA to be effective as of closing of the merger, a registration rights agreement in respect of Company securities acquired by ASP Isotopes in connection with the proposed transaction, and certain business continuity agreements to be attached as exhibits to the Merger Agreement and entered into at the closing of the merger.

On June 8, 2026, representatives of Lucid, EGS, ASP Isotopes, Haynes Boone, ENDRA and K&L Gates held a call to discuss the exchange ratio mechanic in the Merger Agreement. It was determined that it was desirable for the exchange structure to be based on a simple 1-for-1 exchange of common stock for LLC units, provided that each unit issued in the Noble Investment would be issued for a value of at least $6.57.

During the weeks of June 8, 2026 and June 15, 2026, Lucid and Ocean Wall marketed the Noble Investment to accredited investors.

On June 10, 2026, Haynes Boone sent an updated draft of the Merger Agreement to K&L Gates reflecting a change in the proposed post-closing composition of the Company’s board and an update to the PubCo Cash amount to reflect the cash received by ENDRA in the Pre-Merger Financing.

On June 10, 2026, ASP Isotopes held a board meeting and discussed the material terms of the Merger Agreement, the related agreements, the status of the Noble Investment and the fiduciary duties of ASP Isotopes board of directors in approving the Merger, the Merger Agreement, the related agreements and the private placement into Noble Africa.

On June 11, 2026, K&L Gates sent a revised draft of Merger Agreement to Haynes Boone including notice information for the Company and the number of Company employees. Also on June 11, 2026, Haynes Boone sent to K&L Gates a draft of helium distribution term sheet to be attached as an exhibit to the Merger Agreement.

On June 12, 2026, K&L Gates sent to Haynes Boone a revision to the Merger Agreement reflecting a clean-up change to a Company representation and a revised draft of amended and restated certificate of incorporation.

On June 12, 2026, ASP Isotopes held a board meeting and discussed material terms of the Merger Agreement, the related agreements and the status of the Noble Investment.

On June 17, 2026, June 18, 2026 and June 19, 2026, Haynes Boone sent updated drafts of the Merger Agreement to K&L Gates reflecting various clean-up changes and clarifications, including a revision to allow Noble Africa LLC to be treated as a C-corporation for tax purposes.

On June 18, 2026, ASP Isotopes held a board meeting and discussed the Merger Agreement and the status of the Noble Investment, as well as the intent of certain officers and directors to invest in the Noble Investment on the same terms as other investors. The board of directors of ASP Isotopes also discussed creating a pricing committee, comprised of “disinterested directors” for the purposes of approving the participation of certain officers and directors in the Noble Investment pursuant to Section 144(a) of the DGCL.

On June 22, 2026, Haynes Boone sent to K&L Gates a revised draft of Merger Agreement to reflect that the exhibit regarding APS Isotopes’ term loan facility would be in the form of an addendum, and providing ASP Isotopes with the optionality to purchase Class A units in the Noble Investment.

On June 22, 2026, June 23, 2026 and June 24, 2026, representatives of Lucid, EGS, ASP Isotopes, Haynes Boone, ENDRA and K&L Gates held update calls to discuss the status of the Noble Africa financing and readiness for execution of the Merger Agreement based on investor commitments received to date. Also on June 23, 2026, Haynes Boone sent an updated draft of the Merger Agreement to K&L Gates with changes regarding the Company’s assumption of outstanding pre-funded warrants for Noble Africa units.

On June 23, 2026, the board of directors of ASP Isotopes executed a unanimous written consent, in which the ASP Isotopes board of directors (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of ASP Isotopes, Noble Africa and Renergen, as applicable, (ii) approved the subscription agreements related to the Noble Investment and the issuance and sale of the units of Noble Africa pursuant to such subscription agreements in the amounts and at such prices as shall be determined by a pricing committee of the board of directors and (iii) appointed a pricing committee of the board of directors comprised of members of the board of directors that were “disinterested” for purposes of Section 144(a) of the DGCL to approve or reject the subscription agreements related to the Noble Investment and the aggregate number and price of the Class A Units and Class B Units to be sold by Noble Africa, subject to certain limitations.

On June 24, 2026, Lucid and Noble Africa entered into an engagement agreement, effective as of June 1, 2026, pursuant to which Lucid was engaged to serve as the company’s non-exclusive U.S. placement agent in connection with the Noble Investment.

On June 24, 2026, following a series of discussions among the members of the Board regarding the contemplated merger, the ENDRA Board executed a written consent, in which the ENDRA Board (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of ENDRA and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of ENDRA common stock to unitholders of Noble Africa pursuant to the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of ENDRA approve the Merger.

On June 25, 2025, the pricing committee of the board of directors of ASP Isotopes approved the subscription agreements related to the Noble Investment and the issuance and sale of the units of Noble Africa pursuant to the subscription agreements and for the purpose of Section 144(a) of the DGCL.

On June 25, 2026, the parties executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.

On October 1, 2026, the parties entered into that certain First Amendment to the Merger Agreement (the “First Amendment”), to, among other things, (i) amend ENDRA’s disclosure letter to permit ENDRA to amend certain warrants issued to the ASP Affiliate in the Pre-Merger Financing, (ii) remove the requirement that the Combined Company Board be classified into three separate classes, (iii) revise the minimum cash closing condition to reflect a minimum cash requirement of $3,800,002.59, less the IRA Payments to permit ENDRA to engage in certain investor relations activities, (iv) replace the form of Combined Company Charter with an updated form that removes the classified board provisions and other provisions that would have required a supermajority vote of ENDRA’s stockholders to approved and (v) amend Noble Africa’s disclosure letter to permit Renergen’s entry into a fifth addendum to the ASP Isotopes Term Loan Facility, which increased Renergen’s borrowing capacity from ASPI from $80 million to up to $120 million and (vi) contemplate a sixth addendum to the ASP Isotopes Term Loan Facility to be entered into at or prior to the Closing of the Merger, which would further increase Renergen’s borrowing capacity from ASPI from $120 million to up to $200 million. Except as expressly modified by the Amendment, the terms of the Merger Agreement were ratified and remain in full force and effect. In addition, on October 1, 2026, the parties amended the Pre-Merger Financing Warrants and the Pre-Merger Financing Pre-Funded Warrants to remove the beneficial ownership blocker and allow the ASP Affiliate to exercise up to 187,169 of the Pre-Merger Financing Pre-Funded Warrants before the record date of the ENDRA Special Meeting.

ENDRA’s Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the ENDRA Board engaged in extensive discussion, consulted with ENDRA’s management, advisors and outside legal counsel, and reviewed and assessed a substantial amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the ENDRA Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•
the historical and current information concerning ENDRA’s business, financial performance, financial condition, operations, management and competitive position, the prospects of ENDRA and business plan, the nature of the medical device industry generally, including financial projections of ENDRA under various scenarios and its short- and long-term strategic objectives;
•
Renergen’s development of helium resources, which is designed to address supply needs for a scarce, strategically important gas used in medical imaging, semiconductor manufacturing, aerospace, fiber optics, leak detection, and advanced research applications;
•
that the ENDRA Board undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and the ENDRA Board’s view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of ENDRA, the restrictions on its use of cash to further its TAEUS development due the limitations set forth in the Securities Purchase Agreement, dated October 10, 2025 with accredited investors, its non-compliance with the Nasdaq’s Minimum Stockholders’ Equity Requirement and prospects of its securities being delisted from the Nasdaq Capital Market, and alternative strategic transactions) were reasonably likely to create greater value to ENDRA’s stockholders
•
that the Merger would provide existing ENDRA stockholders with a significant opportunity to participate in the potential growth of the Combined Company following the Merger;
•
that the Combined Company is expected to be led by an experienced senior management team and a board of directors with representation from each of the current ENDRA Board and the board of directors of ASP Isotopes;
•
the ENDRA Board’s belief, after thorough review of strategic alternatives and discussions with ENDRA’s management, financial advisor, and outside legal counsel, that the Merger is more favorable to ENDRA’s stockholders than the potential value that might have resulted from other strategic alternatives available to ENDRA, including a liquidation and dissolution of ENDRA and the distribution of any available cash or other liquid assets;
•
the ENDRA Board’s belief that, as a result of arm’s length negotiations with ASP Isotopes and Renergen, ENDRA and its representatives negotiated the highest value to which such parties was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to ENDRA in the aggregate to which such parties were willing to agree; and
•
the terms of the Merger Agreement and associated transactions, including the relative percentage ownership of ENDRA stockholders and Noble Africa equityholders immediately following the closing of the Merger, the reasonableness of the fees and expenses related to the Merger and the likelihood that the Merger will be completed.

The ENDRA Board also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•
the effective price of $6.57 for each share of ENDRA’s common stock to be issued in connection with the Merger (in addition to the combined $6.57 price per share of ENDRA common stock or pre-funded warrant and accompanying Pre-Merger Financing Warrants (each with an exercise price of $6.57 per share) paid by the ASP Affiliate pursuant to the Pre-Merger Purchase Agreement), which represents a premium of approximately 69% over the average daily volume-weighted average price of ENDRA’s common stock for the thirty trading days prior to the date of execution of the Merger Agreement and an approximately 23% premium to the closing price of ENDRA common stock on May 27, 2026, the trading day prior to announcement of the Pre-Merger Purchase Agreement;
•
the number and nature of the conditions to ENDRA’s and Noble Africa’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, as more fully described below in the caption “The Merger Agreement — Conditions to the Completion of the Merger”; and
•
the respective rights of, and limitations on, ENDRA and Noble Africa under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement — No Solicitation”;

In the course of its deliberations, the ENDRA Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•
the substantial expenses to be incurred by ENDRA in connection with the Merger;
•
the prohibition on ENDRA to solicit alternative acquisition proposals during the pendency of the Merger;
•
the possible volatility of the trading price of ENDRA common stock resulting from the announcement, pendency or completion of the Merger;
•
the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of ENDRA; and
•
the various other risks associated with the combined company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of this proxy statement/prospectus.

The foregoing information and factors considered by the ENDRA Board are not intended to be exhaustive but are believed to include all of the material factors considered by the ENDRA Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the ENDRA Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the ENDRA Board may have given different weight to different factors. The ENDRA Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, ENDRA management, financial advisor and outside legal counsel, and considered the factors overall to be favorable to, and to support, its determination.

Fairness Opinion

ENDRA has not received, and, as of the date hereof, does not intend to obtain, an opinion from any financial advisor, investment banker, or other firm or person performing a similar function, with respect to the fairness of the Merger Consideration, from a financial point of view, to the holders of ENDRA’s common stock. The terms of the Merger were reached through negotiation by ENDRA, ASP Isotopes and Renergen, and were found to be fair to the stockholders of ENDRA by the ENDRA Board. In determining whether to obtain a fairness opinion in connection with consideration of the Merger, the ENDRA Board considered the cost of such an opinion as well as, among other factors, insights gleaned from ENDRA and its financial advisor’s exhaustive process to identify a value-maximizing strategic alternative with other potential partners, the extensive negotiations with ASP Isotopes and Renergen by ENDRA, the ENDRA Board’s assessment of the prospects for Noble Africa based on its evaluation of its business, when compared to and in light of ENDRA’s current market value and its financial position. See also the section titled, “Risk Factors – Risks Related to the Merger – ENDRA did not obtain a third-party opinion as to the fairness of the Merger Consideration, and stockholders will not have the benefit of an independent third-party fairness analysis in evaluating the Merger.”

Financial Advisors

Lucid is acting as financial advisor to ENDRA in connection with the Merger, pursuant to which Lucid is entitled to receive, upon consummation of the Merger, 450,000 newly issued shares of Class A Common Stock and warrants to purchase an additional 700,000 shares of Class A Common Stock with an exercise price of $7.00 per share. Additionally, Lucid acted as placement agent in connection with the Pre-Merger Financing and was issued pre-funded warrants to purchase 100,000 shares of Class A Common Stock as compensation for such services.

Additionally, although Lucid and Ocean Wall are not a financial advisors to Renergen or Noble Africa in connection with the Merger, Lucid and Ocean Wall are serving placement agents for Renergen in connection with the Noble Investment, in connection with which Lucid will be paid approximately $1.25 million and Ocean Wall will be paid approximately $521 thousand.

Interests of ENDRA’s Directors and Executive Officers in the Merger

In considering the recommendation of the ENDRA Board with respect to issuing shares of ENDRA’s common stock as contemplated by the Merger Agreement and the other matters to be acted upon by ENDRA’s stockholders at the ENDRA Special Meeting, ENDRA’s stockholders should be aware that certain members of the ENDRA Board and certain executive officers of ENDRA have interests in the Merger that may be different from, or in addition to, the interests of ENDRA’s stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The ENDRA Board was aware of certain of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that ENDRA’s stockholders approve the proposals to be presented for consideration at the ENDRA Special Meeting as contemplated by this proxy statement/prospectus.

For purposes of this discussion, ENDRA’s executive officers are Alexander Tokman, Chief Executive Officer and Chairman of the Board, and Richard Jacroux, Chief Financial Officer. ENDRA’s non-employee directors are Louis J. Basenese, Anthony DiGiandomenico and Michael Harsh.

Ownership Interests

As of September 25, 2026, ENDRA’s directors and executive officers owned, in the aggregate, 8.5% of the outstanding shares of ENDRA’s common stock, which for purposes of this subsection excludes shares of ENDRA’s common stock issuable upon exercise of options held by such individuals.

The affirmative vote of a majority in voting power of the votes cast by the holders of ENDRA’s common stock present or represented by proxy at the ENDRA Special Meeting and entitled to vote on the matter is required for approval of Proposal Nos. 1, 2, 4, and 5. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of ENDRA’s outstanding common stock is required for approval of Proposal No. 3.

See the section titled “Principal Stockholders of ENDRA and the Combined Company” on page 263 of this proxy statement/prospectus for a description of the beneficial ownership of ENDRA’s directors and officers.

Effect of the Merger on ENDRA’s Equity Awards

As of June 30, 2026, ENDRA’s directors and executive officers owned, in the aggregate, unvested restricted stock unit (“RSU”) awards for 275,972 shares of the ENDRA’s common stock and vested equity awards exercisable for 33 shares of ENDRA’s common stock.

Other as described herein, all outstanding and unexercised vested equity awards granted pursuant to the ENDRA Life Sciences Inc. 2016 Omnibus Incentive Plan (the “2016 Incentive Plan”) will remain in effect pursuant to their terms and will be unaffected by the Merger. The unvested RSU awards held by ENDRA’s directors and officers for 275,972 shares of ENDRA’s common stock are subject to the acceleration of vesting upon the consummation of the Merger.

Director Positions Following the Merger

Anthony DiGiandomenico, a member of the ENDRA Board, is expected to remain a member of the board of directors of the Combined Company following the Merger. Mr. DiGiandomenico will be eligible to receive compensation to be paid to non-employee directors of the Combined Company. For a description of ENDRA’s current non-employee director compensation policy and the amounts paid to ENDRA’s non-employee directors in 2025, see the section titled “ENDRA Executive Officer and Director Compensation” beginning on page 231 of this proxy statement/prospectus.

Pursuant to the terms of the Merger Agreement, effective immediately prior to the Effective Time of the Merger, all other then-current ENDRA directors will resign. All unvested ENDRA equity awards held by such non-employee directors will vest in full upon the Closing of the Merger.

Potential Merger-Related Compensation of Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of ENDRA that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of ENDRA.

In accordance with the terms of the applicable award agreement, as described herein, certain outstanding equity awards held by ENDRA’s named executive officers will accelerate and vest in connection with the Merger. Additionally, Alexander Tokman may be entitled to receive additional compensation in connection with the Merger upon certain termination scenarios. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and is subject to a non-binding advisory vote of ENDRA’s stockholders. For more information on the “golden parachute” proposal, please see the section titled “Proposal No. 5 – The Merger Related Compensation Proposal” on page 142 of this proxy statement/prospectus.

The amounts shown in the table below do not include equity awards outstanding that vested in accordance with their existing terms prior to September 25, 2026 (the latest practicable date determined in accordance with Item 402(t) of Regulation S-K) and are estimates based on multiple assumptions that may or may not actually occur or be accurate at the time of the Merger, which assumptions include: (i) that the Closing Date is September 25, 2026 and (ii) the relevant price per share is $5.02, which is the five-day average closing price of NDRA common stock following the first public announcement of the Merger on June 25, 2026, as required by SEC rules. Certain equity awards that would be unvested as of September 25, 2026 and included in the table below may vest independently of and prior to, the Effective Time of the Merger in accordance with their terms. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Michael Thornton, former Chief Technology Officer of ENDRA, is not entitled to any compensation in connection with the Merger that could be considered “golden parachute” compensation, and, therefore, he is excluded from the disclosure and discussion below. ENDRA’s named executive officers’ employment agreements are described in further detail in the section titled “ENDRA Executive Officer and Director Compensation” of this proxy statement/prospectus.

Name and Principal Position	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Alexander Tokman - Chief Executive Officer	$600,000	$376,500	—	$43,964	—	—	$1,020,464
Richard Jacroux - Chief Financial Officer	—	$100,400	—	—	—	—	$100,400

(1)
The cash amount disclosed for Mr. Tokman is payable pursuant to his employment agreement and assumes Mr. Tokman’s employment is terminated by ENDRA without “cause” (as defined in ENDRA’s 2016 Omnibus Incentive Plan) or by Mr. Tokman for “good reason” (as defined in the employment agreement) within the one year period following the Merger. Upon such a termination, and subject to Mr. Tokman’s execution and nonrevocation of a standard release in favor of ENDRA, he will receive 24 months continuation of his annual base salary. This amount represents a “double trigger” payment because the payment is conditioned on Mr. Tokman’s involuntary termination upon or following a change in control, such as the Merger.
(2)
The equity amounts disclosed reflect the dollar value of 75,000 (for Mr. Tokman) and 20,000 (for Mr. Jacroux) restricted stock units granted January 21, 2026, which vest upon the earlier of January 21, 2027 or the closing of the Merger, determined based on a price per share of $5.02. These amounts represent a “single trigger” payment because the payment is solely conditioned upon a change in control.
(3)
The amount disclosed for Mr. Tokman is payable pursuant to his employment agreement and assumes Mr. Tokman’s employment is terminated by ENDRA without “cause” (as defined in ENDRA’s 2016 Omnibus Incentive Plan) or by Mr. Tokman for “good reason” (as defined in the employment agreement) within the one year period following the Merger. Upon such a termination, and subject to Mr. Tokman’s execution and nonrevocation of a standard release in favor of ENDRA, he will receive a lump sum payment equal to 24 months of COBRA premiums based on the terms of Company’s group health plan for the coverage option in effect at the time of the termination. This amount represents a “double trigger” payment because the payment is conditioned on Mr. Tokman’s involuntary termination upon or following a change in control, such as the Merger.

Indemnification and Insurance

The Merger Agreement provides that, from and after the effective time of the Merger, the Combined Company will fulfill and honor in all respects the obligations of ENDRA which exist prior to the execution of the Merger Agreement to indemnify ENDRA’s current and former directors and officers and their heirs, executors and administrators. Each ENDRA officer or director who becomes a director or officer of the Combined Company will enter into standard indemnification agreement, which will be in addition to any other contractual rights to indemnification. The Combined Company Charter and the Combined Company Bylaws contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the ENDRA Charter and ENDRA Bylaws.

The Merger Agreement also provides that ENDRA must maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date with coverage limits customary for U.S. public companies similarly situated to ENDRA. In addition, ENDRA is obligated to purchase, prior to the Effective Time, a six year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of ENDRA’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under ENDRA’s existing policies. ENDRA currently maintains directors’ and officers’ liability insurance policy. It is expected that, upon completion of the Merger, the Combined Company will obtain and maintain a directors’ and officers’ liability insurance policy that would cover directors and executive officers who will serve as a director or executive officer of the Combined

Company. For a discussion of the indemnification and insurance provisions related to ENDRA’s directors and executive officers under the Merger Agreement, see the section titled “The Merger Agreement – Indemnification of Officers and Directors” beginning on page 112 of this proxy statement/prospectus.

Interests of Noble Africa’s Member and Manager and ASP Isotopes’ Directors and Executive Officers in the Merger

Noble Africa’s sole member, ASP Isotopes, and manager, as well as certain of ASP Isotopes’ directors and executive officers, and their affiliates, have interests in the Merger that may result in a conflict of interest. However, Noble Africa members, officers and directors owning Noble Africa Units, and their affiliates, will be treated as other members of Noble Africa and will experience the same stock appreciation, if any, as a result of the Merger. ASP Isotopes’ board of directors was aware of these interests and considered them, among other matters, in approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement. These interests are described below.

Managers, Directors and Executive Officers of Noble Africa and ASP Isotopes

After the Merger, Paul Mann, Sipho Maseko and Robert Ryan, current directors of ASP Isotopes, are expected to be appointed to the Combined Company Board following the Merger, and may receive cash and other compensation from the Combined Company as determined by the compensation committee of the Combined Company Board. In addition, Paul Mann, ASP Isotopes’ Chief Executive Officer, Jeremy Patullo, Renergen’s Chief Financial Officer, and Nick Mitchell, Renergen’s Chief Operating Officer, are expected to be employed by the Combined Company as Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, and are expected to receive compensation and other consideration from the Combined Company for their services. Paul Mann is also the manager of Noble Africa.

ASP Isotopes as the Combined Company’s Controlling Stockholder

After the Merger, ASP Isotopes, as the Combined Company’s majority stockholder, will have the power, acting alone, to approve any action requiring a vote of shares representing a majority of the combined voting power of the Combined Company Common Stock.

As long as ASP Isotopes continues to control a majority of the combined voting power of the Combined Company Common Stock, it will be able to exercise control over all matters requiring approval by the Combined Company’s stockholders, including the election of the Combined Company’s directors and approval of significant corporate transactions. ASP Isotopes’ controlling interest may discourage or prevent a change in control of the Combined Company that other holders of the Combined Company Common Stock may favor. ASP Isotopes is not subject to any contractual obligation to retain any of its Combined Company Common Stock, except for the lock-up restrictions contained in the ASP Isotopes Lock-Up Agreement.

Pre-Merger Financing

Prior to the signing of the Merger Agreement, on May 27, 2026, ENDRA entered into the Pre-Merger Purchase Agreement with the ASP Affiliate, pursuant to which ENDRA agreed to sell to the ASP Affiliate in a private placement offering an aggregate of 578,387 shares of ENDRA’s common stock and/or Pre-Merger Financing Pre-Funded Warrants, and Pre-Merger Financing Warrants to purchase an aggregate of up to 1,156,774 shares of ENDRA’s common stock at a per share exercise price of $6.57. Each share of ENDRA’s common stock (or Pre-Merger Financing Pre-Funded Warrant in lieu thereof) and accompanying Pre-Merger Financing Warrants were sold at a combined purchase price of $6.57. Each Pre-Merger Financing Pre-Funded Warrant is exercisable for one share of ENDRA’s common stock at the exercise price of $0.0001 per share. Each Pre-Merger Financing Warrant is exercisable for one share of ENDRA’s common stock at the exercise price of $6.57 per share. Pursuant to the terms of the Pre-Merger Purchase Agreement, the Pre-Merger Financing Pre-Funded Warrants and the Pre-Merger Financing Warrants, a portion of the Pre-Merger Financing Pre-Funded Warrants in respect of 324,372 Pre-Merger Financing Pre-Funded Warrant shares and all of the Pre-Merger Financing Warrants will only become exercisable upon ENDRA obtaining stockholder approval of the issuance of such Pre-Merger Financing Pre-Funded Warrant shares and Pre-Merger Financing Warrant shares. The securities purchased by the ASP Affiliate will be treated the same as the securities held by ENDRA’s other securityholders in connection with the Merger. For more information regarding the Pre-Merger Financing, see the section titled “Agreements Related to the Merger – Pre-Merger Financing” beginning on page 116 of this proxy statement/prospectus.

Noble Investment

Certain of ASP Isotopes’ directors and officers are parties to the Noble Subscription Agreements, pursuant to which Noble Africa agreed to sell to the following directors and officers of ASP Isotopes Class A Units of Noble Africa in the amounts and for the aggregate purchase prices set forth below:

Subscriber	Position	Number of Units	Aggregate Purchase Price
Paul E. Mann	Chairman of the Board; Chief Executive Officer of ASP Isotopes	76,104	$500,003
Robert Ryan (through 525 Lavender GP Investments Ltd.)	Director of ASP Isotopes	15,221	$100,002
Robert Ainscow	Chief Operating Officer of ASP Isotopes	15,221	$100,002
Duncan Moore, Ph.D.	Director of ASP Isotopes	7,610	$49,998

On June 23, 2026, the disinterested members of ASP Isotopes board of directors approved the Noble Investment for purposes of Section 144(a) of the DGCL. Upon the closing of the Merger, certain of ASP Isotopes’ directors and executive officers will be entitled to receive the Merger Consideration for the securities of Noble Africa which they hold. For a full description of the Merger Consideration, see the sections titled “The Merger” beginning on page 88 and “The Merger Agreement — Merger Consideration” beginning on page 104 of this proxy statement/prospectus.

For more detailed information on beneficial ownership of the Combined Company after the consummation of the Merger, please refer to “Principal Stockholders of ENDRA and the Combined Company” beginning on page 263 of this proxy statement/prospectus.

Master Transaction Agreement

In connection with the Merger, it is expected that the Combined Company will enter into the Master Transaction Agreement with ASP Isotopes, which will contain key provisions relating to the Combined Company’s ongoing relationship with ASP Isotopes. For additional information regarding the Master Transaction Agreement, see the section titled “Agreements Related to the Merger – Master Transaction Agreement with ASP Isotopes” on page 118 of this proxy statement/prospectus.

Tax Sharing Agreement

In connection with the Merger, it is expected that the Combined Company will enter into the Tax Sharing Agreement with ASP Isotopes and its affiliates, which will govern the respective rights, responsibilities and obligations of ASP Isotopes and the Combined Company after the Merger with respect to certain tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. For additional information regarding the Tax Sharing Agreement, see the section titled “Agreements Related to the Merger – Tax Sharing Agreement with ASP Isotopes” on page 119 of this proxy statement/prospectus.

Administrative Services Agreements

In connection with the Merger, it is expected that the Combined Company will enter into the Shared Services Agreement and an Employee Matters Agreement with ASP Isotopes pursuant to which ASP Isotopes will provide the Combined Company with certain management and administrative services. For additional information regarding the Shared Services Agreement and the Employee Matters Agreement, see the section titled “Agreements Related to the Merger – Administrative Services Agreements with ASP Isotopes” on page 120 of this proxy statement/prospectus.

Helium Marketing Agreement

In connection with the Merger, it is expected that Tetra4, will enter into the Helium Marketing Agreement with ASP Isotopes, pursuant to which ASP Isotopes will provide marketing and sales services relating to liquefied helium produced at the Virginia Gas Project’s helium processing plant in Free State Province, South Africa, including identifying and introducing prospective customers, supporting the negotiation of sales contracts and, with respect to the Phase 2 facility, arranging delivery logistics. For additional information regarding the Helium Marketing Agreement, see the section titled “Agreements Related to the Merger – Helium Marketing Agreement with ASP Isotopes” on page 121 of this proxy statement/prospectus.

Indemnification and Liability Insurance

Each officer or director of ASP Isotopes and Renergen who become a director or officer of the Combined Company will enter into standard indemnification agreement, which will be in addition to any other contractual rights to indemnification. It is expected that, upon completion of the Merger, the Combined Company will obtain and maintain a directors’ and officers’ liability insurance policy that would cover directors and executive officers who will serve as a director or executive officer of the Combined Company. For a discussion of the indemnification and insurance provisions related to the Combined Company’s directors and executive officers under the Merger Agreement, see the section titled “The Merger Agreement – Indemnification of Officers and Directors” beginning on page 112 of this proxy statement/prospectus.

Management Following the Merger

Pursuant to the Merger Agreement, immediately after the Effective Time, the Combined Company Board will be composed of seven members, of which (i) one is to be the CEO Director, (ii) five are to the Noble Directors and (iii) one is to be the ENDRA Director. Each director will hold office until his or her term expires at the next annual meeting of stockholders or until his or her earlier death, resignation, removal or termination. It is anticipated that each of ENDRA’s incumbent directors, other than Mr. DiGiandomenico will resign from the ENDRA Board, and that each of ENDRA’s current executive officers will resign from his or her position, in each case effective upon the Closing of the Merger.

The following table lists the names, ages and positions of the individuals who are expected to serve as directors and executive officers of the Combined Company upon consummation of the Merger:

Name	Age	Position
Executive Officers
Paul Mann	50	Chief Executive Officer and Chairman of the Board
Jeremy Patullo	43	Chief Financial Officer
Nick Mitchell	47	Chief Operating Officer

Non-Employee Directors
Anthony DiGiandomenico	59	Director
Sipho N. Maseko	58	Director
Robert Ryan	58	Director
[●]	[●]	Director
[●]	[●]	Director
[●]	[●]	Director

Each executive officer of the Combined Company will serve at the discretion of the Combined Company’s board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers.

Listing of the Combined Company Common Stock

Shares of ENDRA common stock are currently listed on The Nasdaq Capital Market under the symbol “NDRA.” ENDRA intends to file an initial listing application for the Class A Common Stock of the Combined Company with Nasdaq. If such application is accepted, ENDRA anticipates that the Class A Common Stock of the Combined Company will be listed on Nasdaq following the Closing of the Merger under the trading symbol “LHE.” It is a condition to the consummation of the Merger that ENDRA obtains approval of the listing of the Class A Common Stock on Nasdaq, but there can be no assurance such listing condition will be met or that ENDRA will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. However, in the event that the Class A Common Stock is not approved for listing on Nasdaq, it is possible that ENDRA and Noble Africa may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, ENDRA will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If ENDRA proceeds with the Merger in these circumstances, the Class A Common Stock of the Combined Company may not be listed on Nasdaq.

Regulatory Approvals

Neither ENDRA nor Noble Africa is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, ENDRA must comply with applicable federal and state securities laws and Nasdaq rules in connection with the issuance of shares of the Combined Company Common Stock in the Merger, including the filing with the SEC of this proxy statement/prospectus and the required stockholder approval for any resulting “change of control” of ENDRA under Nasdaq rules.

Noble Africa is required to obtain a consent from the United States International Development Finance Corporation as it relates to that certain Finance Agreement, dated August 20, 2019, by and between Tetra4 and the United States International Development Finance Corporation (formerly known as the Overseas Private Investment Corporation).

Reverse Stock Split

Pursuant to the Merger Agreement, on the closing date of the Merger prior to the Effective Time, subject to the prior receipt of stockholder approval, ENDRA may implement a reverse stock split for the purpose of causing the stock price of ENDRA common stock to be at least $4.00 to facilitate compliance with Nasdaq’s minimum bid price listing standards, at a reverse split ratio chosen at the discretion of the ENDRA Board prior to the Effective Time. See the section titled “Proposal No. 1 – The Reverse Stock Split Proposal” on page 122 of this proxy statement/prospectus for a description of the proposed reverse stock split.

Treatment of ENDRA Stock Options and RSUs

Other as described herein, outstanding and unexercised vested equity awards granted pursuant to the 2016 Incentive Plan will remain in effect pursuant to their terms and will be unaffected by the Merger. Certain unvested RSU awards held by ENDRA’s directors, officers and employees for 330,972 shares of ENDRA’s common stock are subject to the acceleration of vesting upon the consummation of the Merger.

Treatment of ENDRA Warrants and Pre-Funded Warrants

In connection with the Company’s entry into the Merger Agreement, ENDRA stockholders that participated in ENDRA’s October 15, 2025 private placement (the “October 2025 Private Placement”) waived their right to cause ENDRA to repurchase warrants issued in the October 2025 Private Placement following a change of control of ENDRA for their Black-Scholes value.

Each warrant to purchase shares of ENDRA common stock, including the Pre-Merger Financing, Pre-Funded Warrants and the Pre-Merger Financing Warrants, to the extent then outstanding and unexercised immediately prior to the Effective Time, shall automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire one share of the Combined Company Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former warrant immediately prior to the Effective Time, taking into account any changes or adjustments thereto by reason of the Merger Agreement or the transactions contemplated thereby.

The 2016 Omnibus Incentive Plan

If the 4K Resources Incentive Plan is approved by stockholders and the Merger is consummated, no further awards will be issued under the 2016 Omnibus Incentive Plan.

U.S. Federal Income Tax Considerations of the Merger

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of Noble Africa Units of the Merger. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Noble Africa has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger.

This discussion is limited to a U.S. Holder that holds Noble Africa Units as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation, the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

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U.S. expatriates and former citizens or long-term residents of the United States;
•
U.S. Holders whose functional currency is not the U.S. dollar;
•
persons holding Noble Africa Units as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
•
banks, insurance companies and other financial institutions;
•
real estate investment trusts or regulated investment companies;
•
brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Noble Africa Units;
•
partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);
•
tax-exempt organizations or governmental organizations;
•
persons deemed to sell Noble Africa Units under the constructive sale provisions of the Code;
•
persons who hold or receive Noble Africa Units pursuant to the exercise of any employee stock option or otherwise as compensation;
•
tax-qualified retirement plans; and
•
persons that own, or have owned, actually or constructively, more than five percent of Noble Africa Units.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Noble Africa Units, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Noble Africa Units and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Merger.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of Noble Africa Units that, for U.S. federal income tax purposes, is or is treated as any of the following:

•
an individual who is a citizen or resident of the United States;
•
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Each of Noble Africa and ENDRA intends that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a tax-deferred exchange described in Section 351(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder will not recognize gain or loss upon the exchange of its Noble Africa Units for ENDRA common stock. A U.S. Holder will have the same aggregate basis in its ENDRA common stock after the Merger as such U.S. Holder had in the corresponding Noble Africa Units immediately prior to the Merger. A U.S. Holder’s holding period in ENDRA’s common stock immediately following the Merger will include such U.S. Holder’s holding period in the corresponding Noble Africa Units immediately prior to the Merger. If a U.S. Holder holds different blocks of Noble Africa Units (generally, Noble Africa Units acquired on different dates or at different prices), such U.S. Holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of ENDRA common stock received in the Merger.

If the Merger does not qualify either as a tax-deferred exchange described in Section 351(a) of the Code or as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. Holder would recognize gain or loss on the exchange of Noble Africa Units for ENDRA’s common stock in the Merger equal to the difference between (x) the fair market value of the shares of ENDRA’s common stock received in exchange for the Noble Africa Units and (y) such U.S. Holder’s adjusted tax basis in the shares of Noble Africa Units surrendered.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to them under state, local and non-U.S. tax laws and other federal tax laws.

Anticipated Accounting Treatment

The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Renergen will be considered the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger: (i) ASP Isotopes will own a substantial majority of the voting rights of the Combined Company and (ii) Noble Africa will designate a majority of the initial members of the board of directors of the Combined Company. For accounting purposes, the Merger will be treated as the equivalent of Renergen issuing units to acquire the net assets of ENDRA, which are expected to primarily consist of nominal non-operating assets and liabilities. Following the Closing of the Merger, the net assets of ENDRA will be recorded at fair value, which is expected to approximate their carrying value, with no goodwill or other intangible assets recorded in the financial statements of Renergen and the reported operating results prior to the Merger will be those of Renergen. See the “Unaudited Pro Forma Condensed Combined Financial Information” on page 243 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Holders of ENDRA’s common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Under the DLLCA, members of a Delaware limited liability company are not entitled to appraisal rights, and the Noble Africa Company Agreement does not provide for appraisal rights.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about ASP Isotopes, Noble Africa, Renergen, ENDRA or Merger Sub. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that ENDRA and Merger Sub, on the one hand, and ASP Isotopes, Noble Africa and Renergen, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While ENDRA does not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about ASP Isotopes, Noble Africa, Renergen, ENDRA or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between ENDRA and Merger Sub on one hand and ASP Isotopes, Noble Africa, and Renergen on the other hand, and are modified by the disclosure schedules.

Form of the Merger

Subject to the terms and conditions in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Noble Africa, with Noble Africa surviving as a wholly owned subsidiary of ENDRA. Substantially concurrently with the completion of the Merger, ENDRA will be renamed “4K Resources Inc.” and expects to trade on Nasdaq under the symbol “LHE.”

Effective Time

The Merger Agreement requires the parties to consummate the Merger within two business days after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the approval by ENDRA’s stockholders of the issuance of the Combined Company Common Stock in the Merger and the change of control resulting from the Merger and effecting such other changes as are mutually agreeable to ENDRA and ASP Isotopes. The Merger will become effective upon the filing of the Certificate of Merger or at such later date as is agreed by ASP Isotopes and ENDRA and specified in the Certificate of Merger. Neither ASP Isotopes nor ENDRA can predict the exact timing of the consummation of the Merger.

Merger Consideration

Pursuant to the Merger Agreement, prior to the Effective Time, ASP Isotopes will contribute all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 of Noble’s Class B Units. The shares of Class B Common Stock received by ASP Isotopes upon conversion of the Class B Units of Noble Africa in connection with the Merger will entitle ASP Isotopes to 10 votes per share on all matters submitted to a vote of the stockholders of the Combined Company. Also, prior to the Effective Time, ENDRA will cause all issued and outstanding shares of ENDRA’s Series A Convertible Preferred Stock, par value $0.0001 per share (“ENDRA Preferred Stock”), if any, to be converted, redeemed, exchanged, cancelled or retired such that, as of the Effective Time, there will be no ENDRA Preferred Stock issued or outstanding.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

•
all of the units of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become units of the Surviving Company (“Surviving Company Units”), and ENDRA will be admitted as the sole member of the Surviving Company as the holder of all Surviving Company Units;
•
each Class A Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any units of Noble held by ENDRA, Merger Sub, Noble Africa or any of their respective subsidiaries (the “Excluded Company Units”), which shall be automatically cancelled), by virtue of the Merger, will be converted into the right to receive one share of Class A Common Stock;
•
each Class B Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any Excluded Company Units), by virtue of the Merger, will be converted into the right to receive one share of Class B Common Stock;

•
each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Class A Common Stock, and ENDRA will assume the terms of the Pre-Funded Warrant by which such Pre-Funded Warrant is evidenced (with changes to such documents as ASP Isotopes and ENDRA mutually agree are appropriate to reflect the substitution of the Pre-Funded Warrant by ENDRA to purchase shares of Class A Common Stock);
•
pursuant to the A&R Combined Company Charter, each share of ENDRA’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any ENDRA stockholder, be reclassified as one share of Class A Common Stock; and
•
each warrant to purchase shares of ENDRA common stock, including the Pre-Merger Financing, Pre-Funded Warrants and the Pre-Merger Financing Warrants, to the extent then outstanding and unexercised immediately prior to the Effective Time, shall automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire one share of the Combined Company Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former warrant immediately prior to the Effective Time, taking into account any changes or adjustments thereto by reason of the Merger Agreement or the transactions contemplated thereby.

Determination of PubCo Cash

Pursuant to the terms of the Merger Agreement, PubCo Cash (as defined in the Merger Agreement) means the sum (without duplication) of the following:

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ENDRA’s unrestricted cash and cash equivalents, digital assets, and marketable securities determined, to the extent in accordance with GAAP;

minus the sum (without duplication) of the following:

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ENDRA’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date;
•
the aggregate amount (without duplication) of all fees and expenses, including unpaid ENDRA Transaction Costs (as defined in the Merger Agreement), incurred by ENDRA prior to the Effective Time in connection with the Transaction Agreements (as defined in the Merger Agreement) including: (i) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of ENDRA in connection with the Transaction Agreements; (ii) the fees paid to the SEC in connection with filing the registration statement of which this proxy statement/prospectus forms a part and any amendments and supplements thereto, with the SEC; (iii) the fees and expenses in connection with the printing, mailing, and distribution of this proxy statement/prospectus and any amendments and supplements hereto; (iv) any bonus, retention payments, severance, change-in-control payments or similar payment obligations that become due or payable to any director, officer, employee, or consultant in connection with the consummation of the Merger, together with any payroll taxes associated therewith; and
•
any unpaid taxes of ENDRA and its subsidiaries for tax periods (or portions thereof) ending on or before the Closing Date that are due and payable.

No later than five business days prior to the Closing Date, (i) ENDRA will deliver to Noble Africa a Financing Certificate (as defined in the Merger Agreement) setting forth ENDRA’s estimated amount of PubCo Cash as of the Closing. If Noble Africa disputes the Financing Certificate, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of PubCo Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within five business days after the delivery of the Financing Certificate, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by ENDRA and Noble Africa. The determination of the amount of PubCo Cash made by such auditor shall be final and binding on ENDRA and Noble Africa.

The PubCo Cash balance is subject to numerous factors, some of which are outside of ENDRA’s control. The actual amount of PubCo Cash will depend significantly on the timing of the Closing of the Merger. In addition, the Closing of the Merger could be delayed if ENDRA and Noble Africa are not able to agree upon the amount of PubCo Cash.

ENDRA Common Stock

At the Effective Time, by virtue of filing of the A&R Combined Company Charter, each share of ENDRA’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time will, automatically and without further action by any ENDRA stockholder, be reclassified as, and will become, one share of Class A Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of ENDRA’s common stock shall from and after the Effective Time be deemed to represent shares of Class A Common Stock, without the need for surrender or exchange thereof.

Procedures for Exchange

VStock Transfer, LLC will act as the exchange agent (the “Exchange Agent”) for the purpose of exchanging each type of Noble Africa Unit that is outstanding immediately prior to the Effective Time (excluding the Excluded Company Units) for a number of each type of Combined Company Common Stock at a ratio of 1:1 (subject to any required tax withholding, and subject to adjustment to reflect the proposed reverse stock split, if applicable) and on the terms and subject to the other conditions set forth in the Merger Agreement.

At the Effective Time, ENDRA will deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of each Noble Africa Unit outstanding immediately prior to the Effective Time, other than the Excluded Company Units, and for exchange through the Exchange Agent, evidence of the Combined Company Common Stock in book-entry form representing the Merger Consideration.

No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, each Noble Africa Unit that has been converted into the right to receive a portion of the Merger Consideration will solely represent the right to receive the applicable portion of the Merger Consideration.

4K Resources Incentive Plan

Prior to the Effective Time, the ENDRA Board will adopt the 4K Resources Incentive Plan, subject to the approval of the Incentive Plan Proposal by ENDRA’s stockholders and the Closing of the Merger and effective as of the Effective Time. Subject to the approval of the 4K Resources Incentive Plan by the stockholders of ENDRA prior to the Effective Time, ENDRA will file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by ENDRA, relating to the shares of Class A Common Stock issuable with respect to the 4K Resources Incentive Plan.

The form of the 4K Resources Incentive Plan is attached to this proxy statement/prospectus as Annex F.

Regulatory Approvals

Neither ENDRA nor Noble Africa is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, ENDRA must comply with applicable federal and state securities laws and Nasdaq rules in connection with the issuance of shares of the Combined Company Common Stock in the Merger, including the filing with the SEC of this proxy statement/prospectus and the required stockholder approval for any resulting “change of control” of ENDRA under Nasdaq rules.

Noble Africa is required to obtain a consent from the United States International Development Finance Corporation as it relates to the DFC Credit Facility Agreement.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, including the following:

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the holders of a majority of the votes properly cast for and against by the holders of ENDRA’s common stock must have approved the ENDRA Stockholder Matters (the “ENDRA Stockholder Approval”);
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there shall not be in effect any injunction or other order of any Governmental Entity (as defined in the Merger Agreement) of competent jurisdiction prohibiting, enjoining, restricting or making illegal the consummation of the Merger and other contemplated transactions in the Merger Agreement;

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the registration statement of which this proxy statement/prospectus forms a part will have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the registration statement;
•
Nasdaq must have approved the listing of the Class A Common Stock to be issued in connection with the Merger;
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Noble Africa shall have received, or will receive substantially simultaneously with the Closing of the Merger, in all events prior to the Effective Time, aggregate gross cash proceeds of at least $50,000,000 from the Noble Investment;
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Noble Africa shall have obtained a written consent from the United States International Development Finance Corporation as it relates to the DFC Credit Facility Agreement in connection with the Merger; and
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the A&R Combined Company Charter shall have been duly filed with the Secretary of State of the State of Delaware.

In addition, ASP Isotopes’ and Noble Africa’s obligations to complete the Merger are subject to the satisfaction or waiver by that party of the following additional conditions:

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the representations and warranties of ENDRA and Merger Sub regarding certain matters including matters related to organization and qualification, capitalization, authority, consents, and brokers must be true and correct in all material respects on and as of the Closing of the Merger except for those representations and warranties which address matters only as of a particular date, which representations and warranties must be true and correct, subject to the qualifications as set forth in the preceding as of such particular date;
•
the remaining representations and warranties of ENDRA and Merger Sub must be true and correct in all respects on the date of the Merger Agreement and on the Closing of the Merger with the same force and effect as if made on the date on which the Merger is to be completed except where the failure to be so true and correct would not reasonably be expected to have a material adverse effect or, if such representations and warranties address matters as of a particular date, then as of that particular date;
•
ENDRA and Merger Sub shall have performed or complied with in all material respects all of ENDRA’s or Merger Sub’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing Date;
•
since the date of the Merger Agreement, no state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of ENDRA and its subsidiaries, taken as a whole; or (b) the ability of ENDRA to consummate the Merger by the December 31, 2026 (the “Outside Date”); provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, or other health emergencies; (iv) changes attributable to the public announcement of the Merger Agreement or the pendency of the transactions contemplated in the Merger Agreement (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable legal requirements or enforcement or interpretations thereof or decisions by any Governmental Entity after the date of the Merger Agreement; (vi) changes in GAAP (or any interpretation thereof) after the date of the Agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events or conditions generally affecting the industries and markets in which any ENDRA and its subsidiaries operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in material adverse effect (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement, (B) taken with the prior written consent of or at the prior written request of ENDRA, ASP Isotopes or Noble Africa; or (xi) any change in the stock price or trading volume of the ENDRA’s common stock provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events or effects described in clause (i), (iii), (v), (vi), or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of the ENDRA and its subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the ENDRA and its subsidiaries conducts its operations, then such state of facts, developments, changes, circumstances, occurrences, events, or effects may be taken into account (unless otherwise excluded) in determining whether a material adverse effect has occurred, but solely to the extent of such disproportionate impact;

•
ENDRA shall have delivered a certificate executed by a representative of ENDRA and Merger Sub confirming certain sections of the Merger Agreement have been duly satisfied;
•
ENDRA shall have caused all issued and outstanding ENDRA Preferred Stock to be converted, redeemed, exchanged, cancelled or retired such that, as of the Effective Time, there is no ENDRA Preferred Stock issued or outstanding;
•
ENDRA shall have PubCo Cash of at least $3,800,002.59, less the IRA Payments; and
•
ENDRA shall have delivered various other closing deliverables as required by the Merger Agreement.

On July 14, 2026, ASP Isotopes, Noble Africa, Renergen, ASP Affiliate, ENDRA and Merger Sub entered into that certain consent and limited waiver agreement (the “Consent and Limited Waiver”), pursuant to which, among other things, the parties granted a limited waiver regarding the closing condition to maintain at least $3,800,002.59 of PubCo Cash to permit the entry into the Investor Relations Agreement with RedChip and the payment by ENDRA of the IRA Payments due thereunder, provided, however, such limited waiver shall be revoked immediately upon: (i) occurrence of ENDRA incurring liabilities and obligations under the Investor Relations Agreement in excess of (a) a $350,000 one-time fee plus (b) a $15,000 monthly fee or (ii) the PubCo Cash at any time being less than an amount equal to $3,800,002.59 less all IRA Payments.

In addition, the obligation of ENDRA and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•
the representations and warranties of ASP Isotopes, Noble Africa and Renergen regarding certain matters, including matters related to organization, subsidiaries, authority, no conflict, and brokers in the Merger Agreement must be true and correct in all material respects on the Closing of the Merger except for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct as of such particular date);
•
the remaining representations and warranties of ASP Isotopes, Noble Africa and Renergen must be true and correct in all respects on the date of the Merger Agreement and on the Closing of the Merger with the same force and effect as if made on the date on which the Merger is to be completed except where the failure to be so true and correct would not reasonably be expected to have a material adverse effect or, if such representations and warranties address matters as of a particular date, then as of that particular date;
•
ASP Isotopes, Noble Africa and Renergen shall have performed or complied with in all material respects all of ASP Isotopes’, Noble Africa’s and Renergen’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing Date;
•
since the date of the Merger Agreement, no state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of (i) ASP Isotopes or (ii) Noble Africa or (b) the ability of the ASP Isotopes, Noble Africa and Renergen to consummate the Merger by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, or other public health emergencies; (iv) changes attributable to the public announcement or the pendency of the Merger (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable legal requirements or enforcement or interpretations thereof or decisions by any governmental entity after the date of the Merger Agreement; (vi) changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting the industries and markets in which any of ASP Isotopes, Noble Africa or Renergen operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a material (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement, (B) taken with the prior written consent of or at the prior written request of ENDRA, or (C) taken by, or at the request of, ENDRA; provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events, or effects described in clause

(i), (iii), (v), (vi), or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of Noble Africa or Renergen, taken as a whole, relative to similarly situated companies in the industries in which Noble Africa or Renergen conduct their operations, then such state of facts, developments, changes, circumstances, occurrences, events, or effects may be taken into account (unless otherwise excluded) in determining whether a material adverse effect has occurred, but solely to the extent of such disproportionate impact;
•
ASP Isotopes, Noble Africa and Renergen shall have delivered a certificate executed by an authorized representative of ASP Isotopes, Noble Africa or Renergen confirming certain sections of the Merger Agreement have been duly satisfied;
•
ASP Isotopes, Noble Africa and Renergen shall have delivered various other closing deliverables as required by the Merger Agreement; and
•
ASP Isotopes shall have contributed all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 Class B Units of Noble Africa.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of ASP Isotopes, Noble Africa, Renergen, ENDRA and Merger Sub for a transaction of this type relating to, among other things:

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organization and qualification;
•
subsidiaries;
•
capitalization;
•
authority to enter into the Merger Agreement and the related agreements;
•
no conflict; required filings and consents;
•
compliance; material permits;
•
financial statements;
•
no undisclosed liabilities;
•
absence of certain changes or events;
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litigation;
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employee benefit plans;
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labor matters;
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real property; tangible property;
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taxes;
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environmental matters;
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intellectual property;
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privacy;
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agreements, contracts and commitments;
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insurance;
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transactions with related parties;
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information supplied;
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anti-bribery; anti-corruption;
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international trade; sanctions;
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Concurrent Financing;
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brokers;
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takeover laws;

•
ENDRA listing compliance and SEC reports; and
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ENDRA Board approval and stockholder vote requirements.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of the parties to complete the Merger.

No Solicitation

Each party has agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the Merger or the termination of the Merger Agreement (the “Pre-Closing Period”), neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries authorize any of its representatives to, directly or indirectly:

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solicit, initiate, or knowingly encourage any inquiries or proposals by, or provide any information to, any person (other than the parties) concerning any Acquisition Proposal (as defined below) or any Business Combination (as defined below);
•
enter into or continue any discussions, negotiations, or transactions with or respond to any inquiries or proposals by any other Person concerning any Acquisition Proposal or any Business Combination, except to inform such person of the applicable party’s non-solicitation obligations;
•
enter into any agreement regarding an Acquisition Proposal or a Business Combination;
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commence, continue, or renew any due diligence investigation regarding an Acquisition Proposal or a Business Combination; or
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prepare or take any steps in connection with an offering of any securities of Noble Africa or Renergen (or any affiliate or successor), except in respect of the Noble Investment.

An “Acquisition Proposal” means any proposal or offer relating to (i) merger, consolidation, or business collaboration involving ENDRA or any of its subsidiaries, (ii) a sale, lease, exchange, mortgage, transfer, or other disposition, in a single transaction or series of related transactions, of twenty percent (20%) or more of the assets of ENDRA and its subsidiaries, taken as a whole, (iii) a purchase or sale, in a single transaction or series of related transactions, of shares of capital stock or other securities of ENDRA representing twenty percent (20%) or more of the voting power of the capital stock or other voting securities of ENDRA, including by of tender or exchange offer, (iv) a liquidation or dissolution of ENDRA, or (v) any other transaction, or series of related transactions having a similar effect to those described in the foregoing clauses (i)-(iv), other transactions contemplated by the Merger Agreement and related documents.

A “Business Combination” means any merger, consolidation, purchase of ownership interests or assets of, by or otherwise involving Noble Africa or Renergen, or any recapitalization or other business combination transaction involving ASP Isotopes, Noble Africa or Renergen.

Nothing in the foregoing, nothing shall prevent ENDRA or the ENDRA board from, at any time prior to the obtainment of approval of the ENDRA Stockholders Matters, providing information to any person who has made a bona fide written and unsolicited Acquisition Proposal only if (i) such Acquisition Proposal is received by ENDRA after the date of the Merger Agreement, (ii) the ENDRA Board determines, in good faith, after consultation with its outside legal counsel, that such Acquisition Proposal would reasonably be expected to be a Superior Proposal (as defined below), (iii) the ENDRA Board determines, in good faith, after consultation with its outside legal counsel, that failure to provide information would reasonably be expected to be inconsistent with its fiduciary duties to ENDRA and the ENDRA stockholders under Delaware law, and (iv) such person executes and delivers to ENDRA a confidentiality agreement on terms and conditions substantially to those contained in the confidentiality agreement between ENDRA and ASP Isotopes.

A “Superior Proposal” means a bona fide written Acquisition Proposal that the ENDRA Board determines, in good faith, after consultation with its outside counsel, (i) is on terms and conditions more favorable from a financial point of view to ENDRA and the ENDRA stockholders than the Merger, and (ii) is reasonably capable of being consummated without delay. For purposes of Superior Proposal, the references to “Acquisition Proposal” shall be deemed to refer to the definition of Acquisition Proposal above, as modified so that each reference to twenty percent (20%) is instead to fifty percent (50%).

The Merger Agreement also provides that each party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other parties if it or, to its knowledge, any of its or its representatives receives any inquiry, proposal, offer, or submission with respect to an Acquisition Proposal or a Business Combination (including the identity of the person making such inquiry or submitting such proposal, offer, or submission), after the date of the Merger Agreement. If either party or its representatives receives an inquiry, proposal, offer, or submission with respect to an Acquisition Proposal or a Business Combination, such party shall provide the other parties with a copy of such inquiry, proposal, offer, or submission.

ENDRA Board Recommendation Change

Under the Merger Agreement, in general the ENDRA Board shall not (and no committee or subcommittee of the ENDRA Board shall) change, withdraw, withhold, qualify, or modify, or publicly propose to change, withdraw, withhold, qualify, or modify, its recommendation to approve the ENDRA Stockholder Matters (a “Change in Recommendation”).

However, the ENDRA Board may make a Change in Recommendation relating to an Intervening Event (as defined below) if:

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an Intervening Event occurs;
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the ENDRA Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the ENDRA stockholders under Delaware Law;
•
ENDRA delivers to Noble Africa a written notice advising Noble Africa that the ENDRA Board proposes to make a Change in Recommendation due to an Intervening Event (an “Intervening Event Notice”) and containing a detailed description of the facts and circumstances that constitute an Intervening Event; and
•
at or after 10:00 a.m., New York City time, on the fifth business day immediately following the day on which ENDRA delivered the Intervening Event Notice, based solely on the occurrence of such Intervening Event, the ENDRA Board again determines in good faith, after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to ENDRA and the ENDRA stockholders under Delaware law (after taking into account any state of facts, development, change, circumstance, occurrence, event, or effect (including any action taken by Noble Africa or Renergen) that eliminates or mitigates such Intervening Event.

An “Intervening Event” means any state of facts, development, change, circumstance, occurrence, event or effect, in each case, other than certain material adverse effect exceptions, that (i) individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of Noble Africa or Renergen, taken as a whole, (ii) if existing as of the date of the Merger Agreement, was not known, or reasonably capable of being known, by ENDRA as of the date of the Merger Agreement, and (iii) becomes known to ENDRA after the date of the Merger Agreement.

Furthermore, the ENDRA Board may make a Change in Recommendation relating to an Acquisition Proposal if:

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ENDRA receives a bona fide written and unsolicited Acquisition Proposal;
•
the ENDRA Board determines, in good faith, after consultation with its outside legal counsel, that such Acquisition Proposal would reasonably be expected to be a Superior Proposal;
•
ENDRA delivers to Noble Africa a written notice advising Noble Africa that the ENDRA Board has determined that such Acquisition Proposal would reasonably be expected to be a Superior Proposal (the “Superior Proposal Notice”) and containing a description of such Acquisition Proposal, including any agreement, document, or instrument evidencing such Acquisition Proposal; and
•
at or after 10:00 a.m. New York City time on the fifth business day immediately following the day on which ENDRA delivered the Superior Proposal Notice, based solely on such Acquisition Proposal, the ENDRA Board determines, in good faith, after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to ENDRA and the ENDRA stockholders under Delaware law (after taking into account any amendment to the terms and provisions of the Merger Agreement and the other Transaction Agreements proposed by Noble Africa).

ENDRA agreed that its obligation to establish a record date for determining the ENDRA stockholders entitled to notice of and to vote, duly call, give notice of, and hold the Special Meeting for the purpose of seeking the obtainment of the ENDRA Stockholder Approval of the ENDRA Stockholder Matters will not be affected by any Change in Recommendation, and that ENDRA is required to establish a record date for determining the ENDRA stockholders entitled to notice of and to vote, duly call, give notice of, and hold the ENDRA Special Meeting and submit for the approval of the ENDRA stockholders the ENDRA Stockholder Matters regardless of whether or not there shall have occurred any Change in Recommendation.

Directors and Executive Officers Following the Merger

Board of Directors

Pursuant to the Merger Agreement, immediately after the Effective Time, the Combined Company Board will be composed of seven members, of which (i) one is to be the CEO Director, (ii) five are to be the Noble Directors and (iii) one is to be the ENDRA Director. Each director will hold office until his or her term expires at the next annual meeting of stockholders or until his or her earlier death, resignation, removal or termination. It is anticipated that each of ENDRA’s incumbent directors other than Mr. DiGiandomenico will resign from the ENDRA Board effective upon the Closing of the Merger. For information about the directors expected to serve on the board of directors of the Combined Company following the Merger, see section titled “Management Following the Merger” beginning on page 226 of this proxy statement/prospectus.

Executive Officers

It is anticipated that the executive officers of ENDRA immediately prior to the Effective Time will resign at the Closing of the Merger. For information about the executive officers expected to serve as the executive officers of the Combined Company following the Merger, see section titled “Management Following the Merger” beginning on page 226 of this proxy statement/prospectus.

Indemnification of Officers and Directors

The parties agreed that all rights to exculpation, indemnification, and advancement of expenses existing at the time of the signing of the Merger Agreement in favor of the current or former directors or officers of ENDRA (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in the ENDRA Charter and ENDRA Bylaws, shall survive the Closing until the six-year anniversary of the Closing. For a period of six years from the Closing Date, (i) the Combined Company shall maintain in effect the such exculpation, indemnification, and advancement of expenses provisions and pursuant to any indemnification agreements between the Combined Company or any subsidiary, on the one hand, and such D&O Indemnified Party, on the other hand as in effect immediately prior to the Closing Date (such provisions, the “D&O Indemnification Provisions”), (ii) the Combined Company shall not amend, repeal, or otherwise modify any such D&O Indemnification Provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party and (iii) the Combined Company shall honor and guarantee all payments required to be made by the Surviving Company with respect to all such D&O Indemnification Provisions subject to certain exceptions.

ENDRA is required to purchase, prior to the Effective Time, a six-year prepaid D&O tail policy for the non-cancellable extension of directors’ and officers’ liability coverage of ENDRA’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under ENDRA’s existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of ENDRA by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the applicable Transaction Agreements).

The provisions discussed in this section are intended to be in addition to the rights otherwise available to the current and former officers and directors of ENDRA by law, charter, statute, bylaw or agreement, and will operate for the benefit of, and will be enforceable by, each of the D&O Indemnified Parties. In the event ENDRA or the Combined Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other person and will not be the continuing or Combined Company or entity of such consolidation or Merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of ENDRA or the Combined Company, as the case may be, will assume such indemnification obligations.

Conduct of Business Pending the Merger

ENDRA has agreed that, except as expressly contemplated or permitted by the Merger Agreement, as required by applicable law, or unless Noble Africa otherwise consents in writing (not to be unreasonably withheld, conditioned, or delayed), during the Pre-Closing Period, ENDRA and its subsidiaries shall carry on its business in the ordinary course consistent with past practice. ENDRA also agreed that it shall not, during the Pre-Closing Period:

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declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities, or property) in respect of any capital stock, warrant or other equity security or split, combine, split or reclassify any capital stock, warrant or other equity security, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;
•
purchase, redeem, or otherwise acquire, directly or indirectly, any equity securities of ENDRA, any of ENDRA subsidiaries, Noble Africa or any of Noble Africa’s subsidiaries;
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acquire or establish any subsidiary;
•
grant, issue, deliver, sell, authorize, pledge, or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities, subject to certain exceptions;
•
enter into any agreement, understanding or arrangement with respect to the voting of equity securities of ENDRA, except for the Voting Agreements;
•
amend its certificate of incorporation or bylaws (except as contemplated by the ENDRA Stockholder Matters);
•
voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public or otherwise dispose of material assets or properties of ENDRA or its subsidiaries, or agree to do any of the foregoing;
•
(i) create, incur, assume, guarantee, or otherwise become liable for, any indebtedness for borrowed money; (ii) issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; (iii) make a loan or advance to, or capital contribution or investment in, any person; or (iv) enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;
•
except as required by GAAP (or any interpretation thereof) or applicable legal requirements, make any change in accounting methods, principles, or practices;
•
(i) make, change or revoke any material tax election; or (ii) change (or request to change) any material method of accounting for tax purposes, in each case other than in the ordinary course of business or required by an applicable legal requirement;
•
create any liens on any material property or material assets of ENDRA;
•
liquidate, dissolve, reorganize, or otherwise wind up the business or operations of ENDRA;
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pay, distribute, or advance any assets or property to any of its officers, directors, stockholders or other affiliates (other than its subsidiaries) or enter into or amend any agreement with respect to the foregoing, other than regarding (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions or (ii) reimbursement for reasonable expenses incurred in connection with ENDRA or its subsidiaries;
•
hire any employee or adopt or enter into any employee benefit or compensatory plan, policy, program, agreement, trust or arrangement;
•
incur (or otherwise take any action that would reasonably be expected to incur) any transaction costs; or
•
agree, resolve or commit to do any of the foregoing.

Noble Africa has agreed that, except as expressly contemplated or permitted by the Merger Agreement, as required by applicable law, or unless ENDRA otherwise consents in writing (not to be unreasonably withheld, conditioned, or delayed), during the Pre-Closing Period, Noble Africa and its subsidiaries shall carry on its business in the ordinary course consistent with past practice. Noble Africa and its subsidiaries also agreed that it shall not, during the Pre-Closing Period:

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sell, assign, lease, sublease, exclusively license, exclusively sublicense, abandon, pledge, or otherwise transfer or dispose of or grant any right, title or interest in, to or under, any material assets of Noble Africa or Renergen, subject to certain exceptions;
•
subject to certain exceptions (i) declare, set aside or pay any dividends on or make any other distributions in respect of any capital stock or other equity security of Noble Africa or Renergen, or split, combine, or reclassify any capital stock or other equity security of Noble Africa or Renergen; (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any capital stock or other equity security of Noble Africa or Renergen; or (iii) grant, issue or sell, or authorize the grant, issuance or sale of any capital stock or equity security of Noble Africa or Renergen;
•
amend its governing documents, subject to certain exceptions;
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voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public or otherwise dispose of material assets or properties of Noble Africa or Renergen, or agree to do any of the foregoing
•
(i) make any loans to any person other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business consistent with past practice or (ii) create, incur, assume, guarantee, or otherwise become liable for, any indebtedness for borrowed money incurred after signing of the Merger Agreement in excess of $50,000, subject to certain exceptions;
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except as required by GAAP (or any interpretation thereof) or to obtain compliance with PCAOB auditing standards or to upgrade its practices to those suitable for a public company, make any material change in accounting methods, principles or practices;
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(i) make, change, or revoke any material tax election or (ii) change (or request to change) any material method of accounting for tax purposes, in each case other than in the ordinary course of business or required by an applicable legal requirement;
•
engage in any material new line of business, excluding any expansion (i) of any existing line of business or (ii) into a new geographical region;
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authorize, recommend, propose, or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution, or winding-up of Noble Africa; or
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agree, resolve or commit to do any of the foregoing.

Noble Investment

The Parties have agreed to use commercially reasonable efforts to consummate the Noble Investment on the terms and conditions described in the Noble Subscription Agreements and satisfy the conditions to the Noble Investment as described in the Noble Subscription Agreements and shall not permit any termination, amendment, or modification to be made to, or any waiver of any provision under, or any replacement of, the Noble Subscription Agreements if such termination, amendment, modification, waiver, or replacement (i) reduces the aggregate amount of the Noble Investment or (ii) imposes new or additional conditions or otherwise expands, amends, or modifies any of the conditions to the receipt of the Noble Investment, or otherwise expands, amends, or modifies any other provision of the Noble Subscription Agreements, in a manner that would reasonably be expected to (x) delay or prevent the funding of Noble Investment (or satisfaction of the conditions to the consummation of the Noble Investment) at or substantially simultaneously with the Closing or (y) adversely impact the ability of a party to enforce its rights against other parties to the Noble Subscription Agreements.

The parties have also agreed to use commercially reasonable efforts to (i) maintain in effect the Noble Subscription Agreements, (ii) enforce their respective rights under the Noble Subscription Agreements, and (iii) comply with their respective obligations under the Noble Subscription Agreements.

Each party is required to give the other parties prompt notice (i) of any breach or default by any party to the Noble Subscription Agreements under the Noble Subscription Agreements or related to the Noble Investment, in each case, of which such party becomes aware, (ii) of the receipt of any written notice or other written communication from any purchaser with respect to any (x) actual breach, default, termination, or repudiation by any party to any provisions of the Noble Subscription Agreements or related to the Noble Investment, or (y) material dispute or disagreement relating to the Noble Subscription Agreements, the Noble Investment, or the obligation to fund the Noble Investment at or substantially simultaneously with the Closing, and (iii) if at any time, for any reason, Noble Africa believes in good faith that it will not be able to obtain all or any portion of the Noble Investment on the terms and conditions set forth in the Noble Subscription Agreements or, in the manner or from the sources contemplated by the Noble Subscription Agreements, Noble Africa shall promptly provide information reasonably requested by the other parties relating to such.

Termination

The Merger Agreement may be terminated prior to the Closing:

•
by mutual written agreement of ENDRA and Noble Africa;
•
by either ENDRA or Noble Africa if the Closing shall not have occurred by December 31, 2026 (the “Outside Date”); provided, however, that this right to terminate the Merger Agreement shall not be available to the party whose action or failure or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;
•
by either ENDRA or Noble Africa if a governmental entity shall have issued any final non-appealable order, or any applicable legal requirement shall be in effect, making the Merger illegal or permanently prohibiting the Merger;
•
by either ENDRA or Noble Africa, if any representation or warranty of the other party was inaccurate as of the date of the Merger Agreement or becomes inaccurate or if the other party breaches any covenant or agreement set forth in the Merger Agreement, in each case, such that the certain closing conditions set forth in Merger Agreement would not be satisfied as of the time of such inaccuracy or breach, subject to certain limitations;
•
by either ENDRA or Noble Africa, if at the ENDRA Special Meeting (after taking into account any adjournments or postponements thereof), approval of the ENDRA Stockholder Matters is not obtained; and
•
by Noble Africa, if the ENDRA Board or any committee or subcommittee thereof makes a Change in Recommendation.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination.

Expenses

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the contemplated transactions will be paid by the party incurring such expense, whether or not the Merger is consummated.

Commercially Reasonable Efforts

Each of the parties has agreed to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, including using commercially reasonable efforts to (i) cause the closing conditions to be satisfied prior December 31, 2026; (ii) defend any suits, claims, actions, investigations, or proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation Merger; and (iii) execute and deliver any additional instruments reasonably necessary to consummate, and to fully carry out the Merger.

Amendment

The Merger Agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties. No modification, termination, rescission, discharge, or cancellation of the Merger Agreement shall be effective unless in writing signed by the party against whom it is sought to be enforced, or shall affect the right of any party to enforce any claim or right hereunder, whether or not liquidated, where circumstances giving rise to such claim or right occurred prior to the date of such modification, termination, rescission, discharge, or cancellation.

AGREEMENTS RELATED TO THE MERGER

Pre-Merger Financing

Prior to the signing of the Merger Agreement, on May 27, 2026, ENDRA entered into the Pre-Merger Purchase Agreement with the ASP Affiliate, pursuant to which ENDRA agreed to sell to the ASP Affiliate in a private placement offering an aggregate of 578,387 shares of ENDRA’s common stock and/or Pre-Merger Financing Pre-Funded Warrants, and Pre-Merger Financing Warrants to purchase an aggregate of up to 1,156,774 shares of ENDRA’s common stock at a per share exercise price of $6.57. Each share of ENDRA’s common stock (or Pre-Merger Financing Pre-Funded Warrant in lieu thereof) and accompanying Pre-Merger Financing Warrants were sold at a combined purchase price of $6.57. Each Pre-Merger Financing Pre-Funded Warrant is exercisable for one share of ENDRA’s common stock at the exercise price of $0.0001 per share. Each Pre-Merger Financing Warrant is exercisable for one share of ENDRA’s common stock at the exercise price of $6.57 per share. Pursuant to the terms of the Pre-Merger Purchase Agreement, the Pre-Merger Financing Pre-Funded Warrants and the Pre-Merger Financing Warrants, a portion of the Pre-Merger Financing Pre-Funded Warrants in respect of 324,372 Pre-Merger Financing Pre-Funded Warrant shares and all of the Pre-Merger Financing Warrants will only become exercisable upon ENDRA obtaining stockholder approval of the issuance of such Pre-Merger Financing Pre-Funded Warrant shares and Pre-Merger Financing Warrant shares. The securities purchased by the ASP Affiliate will be treated the same as the securities held by ENDRA’s other securityholders in connection with the Merger.

The following summary is qualified in its entirety by reference to the complete text of the Pre-Merger Purchase Agreement, which is attached as Annex P to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the Pre-Merger Purchase Agreement in its entirety for a more complete description of the terms and conditions thereof.

Noble Investment

On June 25, 2026, Noble Africa entered into the Noble Subscription Agreements with ASP Isotopes and certain investors pursuant to which Noble Africa agreed to sell (i) 4,594,216 Class A Units of Noble Africa and or Noble Pre-Funded Warrants to certain institutional investors and other persons and (ii) 3,054,185 Class B Units of Noble Africa to ASP Isotopes, at a price per unit of $6.57 (or $6.57 less the Noble Pre-Funded Warrant exercise price of $0.0001 for the Noble Pre-Funded Warrants), for aggregate gross proceeds to Noble Africa of approximately $50 million. Pursuant to the Noble Subscription Agreements, the Noble Investment shall close immediately prior to the Merger.

The following summary is qualified in its entirety by reference to the complete text of the Noble Subscription Agreements, a form of which is attached as Annex J to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the form of Noble Subscription Agreement in its entirety for a more complete description of the terms and conditions thereof.

Consent and Limited Waiver

On July 14, 2026, ASP Isotopes, Noble Africa, Renergen, ASP Affiliate, ENDRA and Merger Sub entered into the Consent and Limited Waiver, pursuant to which, among other things, the parties granted a limited waiver regarding the closing condition to maintain at least $3,800,002.59 of PubCo Cash to permit the entry into the Investor Relations Agreement and the payment by ENDRA of the liabilities and obligations due thereunder, provided, however, such limited waiver shall be revoked immediately upon: (i) occurrence of ENDRA incurring liabilities and obligations under the Investor Relations Agreement in excess of (a) a $350,000 one-time fee plus (b) a $15,000 monthly fee or (ii) the PubCo Cash at any time being less than an amount equal to $3,800,002.59 less all liabilities and obligations due under the Investor Relations Agreement.

Voting Agreements

On June 25, 2026, concurrently and in connection with the execution of the Merger Agreement, certain stockholders of ENDRA holding an aggregate 268,395 shares, or 17.9%, of ENDRA’s common stock (based on 1,499,838 shares of ENDRA’s common stock outstanding as of June 30, 2026), entered into voting agreements by and among Noble Africa, ENDRA and such stockholders (the “Voting Agreements”). The Voting Agreements provide that the stockholders of ENDRA shall appear for quorum purposes, vote their shares of common stock in favor of the ENDRA Stockholder Matters and vote against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the ENDRA Stockholder Matters. The Voting Agreements also provide ENDRA with an irrevocable proxy to vote the shares of common stock covered by the Voting Agreements as required if a stockholder fails to do so.

The following summary is qualified in its entirety by reference to the complete text of the Voting Agreements, a form of which is attached as Annex G to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the form of Voting Agreement in its entirety for a more complete description of the terms and conditions thereof.

Lock-Up Agreement

On June 25, 2026, ASP Isotopes entered into a lock-up agreement with ENDRA (the “ASP Isotopes Lock-Up Agreement”), pursuant to which ASP Isotopes agreed not to, during the period commencing upon the Closing and ending on the date that is 120 days after the Closing Date (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Combined Company Common Stock or any securities convertible into or exercisable or exchangeable for shares of Combined Company Common Stock (including without limitation, shares of Combined Company Common Stock or such other securities of the Combined Company which may be deemed to be beneficially owned by ASP Isotopes in accordance with the rules and regulations of the SEC and securities of the Combined Company which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and Combined Company Common Stock or such other securities to be issued to ASP Isotopes in connection with the Merger Agreement, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by ASP Isotopes, except as set forth below (collectively, the “ASP Isotopes’ Shares”); (2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ASP Isotopes’ Shares regardless of whether any such transaction is to be settled by delivery of shares of Combined Company Common Stock or other securities, in cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration of any shares of Combined Company Common Stock or any security convertible into or exercisable or exchangeable for shares of Combined Company Common Stock (other than such rights set forth in the Merger Agreement); or (4) except for any support agreement entered into in connection with the Merger by ASP Isotopes with ENDRA and Noble Africa, grant any proxies or powers of attorney with respect to any Combined Company Common Stock, deposit any Combined Company Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Combined Company Common Stock; or (5) publicly disclose the intention to do any of the foregoing.

The following summary is qualified in its entirety by reference to the complete text of the Lock-Up Agreements, a form of which is attached as Annex H to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the form of Lock-Up Agreement in its entirety for a more complete description of the terms and conditions thereof.

Registration Rights Agreement

At the Closing of the Merger, the Combined Company and ASP Isotopes will enter into a Registration Rights Agreement, pursuant to which ASP Isotopes will be granted customary registration rights with respect to securities of the Combined Company held by ASP Isotopes following the Closing of the Merger (the “Registration Rights Agreement”).

The following summary is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a form of which is attached as Annex I to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the form of Registration Rights Agreement in its entirety for a more complete description of the terms and conditions thereof.

ASP Isotopes Term Loan Facility

Renergen is a party to a term loan facility, dated May 19, 2025, as amended, with ASP Isotopes South Africa Proprietary Limited (the “ASP Isotopes South Africa”) and ASP Isotopes, which as amended provides for a $80 million term loan facility (the “ASP Isotopes Term Loan Facility”). The ASP Isotopes Term Loan Facility accrues interest at the prime rate based on the publicly quoted basic rate of interest (per cent, per annum, compounded monthly in arrears and calculated on a 365-day year) from time to time published by FirstRand Bank Limited. The ASP Isotopes Term Loan Facility is unsecured and is repayable within 60 days following written demand by ASP Isotopes. Borrowings under the ASP Isotopes Term Loan Facility have been used to fund operating costs, debt service and capital expenditures. Outstanding borrowings under the ASP Isotopes Term Loan Facility were $56.8 million as of May 31, 2026. Related party expenses consisted of interest expense on the ASP Isotopes Term Loan Facility of approximately $4 million as of May 31, 2026. On September 29, 2026, the parties to the ASP Isotopes Term Loan Facility entered into a Fifth Addendum to the ASP Isotopes Term Loan Facility to increase the aggregate principal amount to $120 million.

At or prior to the Closing, the parties are expected to enter into a Sixth Addendum to the ASP Isotopes Term Loan Facility to further increase the aggregate principal amount under the ASP Isotopes Term Loan Facility, pursuant to which ASP Isotopes may provide loans to Renergen of up to $200 million.

Master Transaction Agreement with ASP Isotopes

In connection with the Merger, it is expected that the Combined Company will enter into a master transaction agreement with ASP Isotopes, which will contain key provisions relating to the Combined Company’s ongoing relationship with ASP Isotopes (the “Master Transaction Agreement”). Unless otherwise required by the specific provisions of the Master Transaction Agreement, it is expected that the Master Transaction Agreement will terminate on a date that is three years after the first date on which the ASP Isotopes Group (as defined in the Master Transaction Agreement) ceases to beneficially own at least 20% of the then-outstanding shares of the Combined Company Class B Common Stock. Notwithstanding such termination, the provisions of the Master Transaction Agreement related to the Combined Company’s cooperation with ASP Isotopes in connection with future litigation will survive seven years from the date of termination of the Master Transaction Agreement.

Approval Rights of Holders of Class B Common Stock

Under the Master Transaction Agreement, until such time as the ASP Isotopes Group ceases to beneficially own in the aggregate shares of the Combined Company’s capital stock representing at least 30% of the total voting power of all outstanding capital stock of the Combined Company, or no shares of the Class B Common Stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class, will be required prior to taking the following actions:

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adopting or implementing any stockholder rights plan or similar takeover defense measure;
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entering into a merger, consolidation, business combination or sale of all or substantially all of the Combined Company’s assets, or selling, transferring or licensing any of the Combined Company’s business, operations or intellectual property for aggregate consideration in excess of $10 million in any calendar-year period;
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acquiring the stock or assets of another entity in transactions involving in excess of $25 million;
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issuing any capital stock or stock equivalent except to the Combined Company’s subsidiaries, pursuant to the conversion, exercise or exchange of any outstanding stock equivalent or pursuant to the Combined Company’s employee benefit or compensation plans;
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authorizing the aggregate amount of equity awards to be granted in a given fiscal year;
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taking any actions to dissolve, liquidate or wind up the Combined Company;
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declaring dividends on the Combined Company’s capital stock;
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entering into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to those of ASP Isotopes;
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approving, amending or repealing the Combined Company’s amended and restated certificate of incorporation or bylaws, or the certificate of incorporation or bylaws of certain of the Combined Company’s subsidiaries;
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acquiring the business, operations, securities or indebtedness of another entity for consideration in excess of $25 million in any calendar year period;
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incurring indebtedness in excess of $20 million;
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entering into any legal settlement resulting in payment by the Combined Company in excess of $10 million or that would impose limitations on the Combined Company’s operations that would reasonably be expected to have a material adverse effect on the Combined Company; and
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entering into any other types of transactions involving consideration in excess of $10 million.

Indemnification

The Master Transaction Agreement will provide for cross-indemnities that generally place the financial responsibility on the Combined Company and the Combined Company’s subsidiaries for all liabilities associated with the current and historical Combined Company business and operations and generally place on ASP Isotopes the financial responsibility for liabilities associated with all of ASP Isotopes’ other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The Master Transaction Agreement will also contain indemnification provisions, under which the Combined Company and ASP Isotopes will each indemnify the other with respect to breaches of the Master Transaction Agreement or any intercompany agreement.

In addition to the Combined Company’s general indemnification obligations described above relating to the current and historical Combined Company’s business and operations, the Combined Company will indemnify ASP Isotopes against liabilities arising from misstatements or omissions in this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus is a part, except for misstatements or omissions relating to information that ASP Isotopes provided to the Combined Company specifically for inclusion in this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus forms a part. The Combined Company will also indemnify ASP Isotopes against liabilities arising from any misstatements or omissions in the Combined Company’s subsequent SEC filings and from information the Combined Company provides to ASP Isotopes specifically for inclusion in ASP Isotopes’ annual or quarterly reports following the completion of the Merger, but only to the extent that the information pertains to the Combined Company or the Combined Company’s business or to the extent ASP Isotopes provides the Combined Company prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of ASP Isotopes.

In addition to ASP Isotopes’ general indemnification obligations described above relating to the current and historical ASP Isotopes business and operations, ASP Isotopes will indemnify the Combined Company for liabilities under litigation matters related to ASP Isotopes’ business and for liabilities arising from misstatements or omissions with respect to information that ASP Isotopes provided to the Combined Company specifically for inclusion in this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus forms a part. ASP Isotopes will also indemnify the Combined Company against liabilities arising from information ASP Isotopes provides to the Combined Company specifically for inclusion in the Combined Company’s annual or quarterly reports following the completion of the Merger, but only to the extent that the information pertains to ASP Isotopes or ASP Isotopes’ business or to the extent the Combined Company provides ASP Isotopes prior written notice that the information will be included in the Combined Company’s annual or quarterly reports and the liability does not result from the Combined Company’s action or inaction.

Accounting Matters; Legal Policies

Under the Master Transaction Agreement, the Combined Company will use its reasonable best efforts to use the same independent certified public accountants selected by ASP Isotopes and to maintain the same fiscal year as ASP Isotopes until such time as ASP Isotopes is no longer required under GAAP to consolidate the Combined Company’s financial statements with those of ASP Isotopes. The Combined Company will also use its reasonable best efforts to complete the Combined Company’s audit and provide ASP Isotopes with all financial and other information on a timely basis such that ASP Isotopes may meet its deadlines for filing its annual and quarterly financial statements.

Additionally, for as long as ASP Isotopes is providing the Combined Company with legal services under the Shared Services Agreement, the Master Transaction Agreement will require the Combined Company to comply with all ASP Isotopes policies and directives identified by ASP Isotopes as critical to legal and regulatory compliance and to not adopt legal or regulatory policies or directives inconsistent with the policies identified by ASP Isotopes.

The following summary is qualified in its entirety by reference to the complete text of the Master Transaction Agreement, a form of which is attached as Annex K to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the form of Master Transaction Agreement in its entirety for a more complete description of the terms and conditions thereof.

Tax Sharing Agreement with ASP Isotopes

In connection with the Merger, it is expected that the Combined Company will enter into a tax sharing agreement with ASP Isotopes and its affiliates (the “Tax Sharing Agreement”). The Tax Sharing Agreement will govern the respective rights, responsibilities and obligations of ASP Isotopes and the Combined Company after the Merger with respect to certain tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

Under the Tax Sharing Agreement, ASP Isotopes will generally be responsible for any U.S. federal, state or local or non-U.S. income taxes reportable on an affiliated, consolidated, combined, unitary or other group return that includes ASP Isotopes entities (other than returns that solely include the Combined Company and the Combined Company’s subsidiaries). For tax periods in which the Combined Company or one of its subsidiaries are included in such a return, the Combined Company will be responsible for its portion of such income tax liability (with certain technical adjustments) as if the Combined Company and its subsidiaries had filed a separate tax return that included only the Combined Company and its subsidiaries for that period. Because it is expected that ASP Isotopes will own at least 80% of the total voting power of the Combined Company following the Merger, it is expected that the Combined Company will continue to be a part of the ASP Isotopes consolidated group for U.S. federal income tax purposes after the Merger. The Combined Company and ASP Isotopes each will be responsible for any non-income taxes attributable to the Combined Company’s respective businesses for all periods.

ASP Isotopes will be primarily responsible for preparing and filing, and will have control with respect to contests related to, any tax return with respect to the consolidated return for U.S. federal income tax purposes and with respect to any consolidated, combined, unitary or other group return for non-U.S. or U.S. state or local income tax purposes that includes ASP Isotopes or any of its subsidiaries (and the Combined Company or one of the Combined Company’s subsidiaries). Under the Tax Sharing Agreement, the Combined Company generally will be responsible for preparing and filing, and with controlling tax contests with respect to, any tax returns that include only the Combined Company and the Combined Company’s subsidiaries.

Pursuant to the Tax Sharing Agreement, without the prior written consent of ASP Isotopes, the Combined Company will not take any actions (including certain issuances of capital stock) which cause a distribution by ASP Isotopes to fail to qualify as a tax-free distribution under Section 355 of the Code. The Combined Company will indemnify ASP Isotopes for any breach by the Combined Company of the tax sharing agreement (including any breach of the Combined Company’s obligation not to cause a distribution by ASP Isotopes to fail to be a distribution within the meaning of Section 355 of the Code). ASP Isotopes will indemnify the Combined Company for any breach by ASP Isotopes of the Tax Sharing Agreement. If a distribution by ASP Isotopes fails to qualify as a tax-free distribution under Section 355 of the Code and neither the Combined Company nor ASP Isotopes has breached the Tax Sharing Agreement, the Combined Company and ASP Isotopes will each generally be liable for 50% of any resulting tax.

The following summary is qualified in its entirety by reference to the complete text of the Tax Sharing Agreement, a form of which is attached as Annex L to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the form of Tax Sharing Agreement in its entirety for a more complete description of the terms and conditions thereof.

Administrative Services Agreements with ASP Isotopes

In connection with the Merger, it is expected that the Combined Company and ASP Isotopes will enter into a shared services agreement (the “Shared Services Agreement”) and an employee matters agreement (the “Employee Matters Agreement” and, together with the Shared Services Agreement, the “Administrative Services Agreements”). Under the Administrative Services Agreements, ASP Isotopes will provide the Combined Company with certain management and administrative services, including:

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routine management, administration, finance and accounting, legal and human resources services;
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paying agent services for domestic payroll, certain accounts payable and other expenses;
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support services in countries where the Combined Company does not have a legal entity; and
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research and development and procurement services.

ASP Isotopes will also charge the Combined Company expenses related to administrative services, such as facilities and IT systems for the Combined Company’s employees who work from ASP Isotopes’ offices. Each service will be provided at a price calculated as a percentage of the fully-burdened cost of the personnel providing that service, which price is intended to include an arm’s-length markup as required by applicable tax laws. The Combined Company’s expenses under the Administrative Services Agreements will primarily consist of salaries, benefits, travel and rent.

Under the Employee Matters agreement, in non-U.S. jurisdictions where the Combined Company has not established a legal entity, the ASP Isotopes employees performing services for the Combined Company will remain employed by ASP Isotopes on a secondment basis, and the Combined Company will reimburse ASP Isotopes for the gross compensation costs and claims incurred associated with those seconded employees.

The Shared Services Agreement will terminate automatically upon a change of control of the Combined Company, and either party may otherwise terminate an individual service upon at least 30 days’ prior written notice. The Employee Matters Agreement will be terminable upon the written consent of both parties.

The following summary is qualified in its entirety by reference to the complete text of the Shared Services Agreement and the Employee Matters Agreement, forms of which are attached as Annex M and Annex N, respectively, to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the forms of Shared Services Agreement and Employee Matters Agreement in their entirety for a more complete description of the terms and conditions thereof.

Helium Marketing Agreement with ASP Isotopes

In connection with the Merger, it is expected that Tetra4 will enter into the Helium Marketing Agreement with ASP Isotopes, pursuant to which ASP Isotopes will provide marketing and sales services relating to liquefied helium produced at the Virginia Gas Project’s helium processing plant in Free State Province, South Africa, including identifying and introducing prospective customers, supporting the negotiation of sales contracts and, with respect to the Phase 2 facility, arranging delivery logistics. In consideration for these services, Tetra4 will pay ASP Isotopes a commission equal to (i) for the Phase 1 Facility, 3% of the Ex Works (as defined in the Helium Marketing Agreement) at the Phase 1 Facility sale price contained in the applicable sales contract and (ii) for the Phase 2 facility, 5% of the Ex Works at the Phase 2 facility sale price contained in the applicable sales contract. ASP Isotopes’ engagement under the Helium Marketing Agreement will be non-exclusive, with no minimum sales requirements. The Helium Marketing Agreement will continue until the earlier of the expiration or revocation of Tetra4’s production right and the date the applicable facility ceases producing liquid helium in salable quantities, subject to earlier termination by the occurrence of certain events set forth in the Helium Marketing Agreement. The Helium Marketing Agreement will include customary provisions regarding indemnification and confidentiality.

The following summary is qualified in its entirety by reference to the complete text of the Helium Marketing Agreement, a form of which is attached as Annex O to this proxy statement/prospectus. ENDRA’s stockholders are encouraged to read the form of Helium Marketing Agreement in its entirety for a more complete description of the terms and conditions thereof.

MATTERS BEING SUBMITTED TO A VOTE OF ENDRA’S STOCKHOLDERS

PROPOSAL NO. 1 - THE REVERSE STOCK SPLIT PROPOSAL

Background

The ENDRA Charter currently authorizes ENDRA to issue a total of 1,000,000,000 shares of common stock, and up to 10,000,000 shares of preferred stock, in one or more series, and expressly authorizes the ENDRA Board, subject to limitations prescribed by law, to establish and fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations and restrictions of the shares of such series.

On [●], 2026, subject to stockholder approval, the ENDRA Board approved amendments to the ENDRA Charter to effect a reverse stock split of ENDRA’s common stock at a ratio between 1-for-[●] and 1-for-[●], inclusive, one of which reverse stock split ratios will be chosen, at the discretion of the ENDRA Board, prior to the Effective Time, and the remainder of which reverse stock split ratios will be abandoned.

If the Reverse Stock Split Proposal is approved by ENDRA’s stockholders and an amendment to the ENDRA Charter implementing one of the reverse stock split ratios contemplated by the Reverse Stock Split Proposal becomes effective, each share of ENDRA’s issued common stock would be converted and reclassified into the relevant fraction of a share of ENDRA’s common stock. The actual timing for implementation of an amendment to the ENDRA Charter implementing one of the reverse stock split ratios contemplated by the Reverse Stock Split Proposal would be prior to the Effective Time, as determined by the ENDRA Board, based upon its evaluation as to whether such implementation would assist with maintaining a $4.00 stock price and compliance with Nasdaq’s minimum bid price listing requirements.

Notwithstanding approval of the Reverse Stock Split Proposal by ENDRA’s stockholders, the ENDRA Board will have the sole authority to elect whether or not and when to implement an amendment to the ENDRA Charter contemplated by the Reverse Stock Split Proposal at a ratio chosen by the ENDRA Board prior to the Effective Time. If the Reverse Stock Split Proposal is approved by ENDRA’s stockholders, the ENDRA Board will make a determination as to whether implementing an amendment to the ENDRA Charter at one of the ratios contemplated by the Reverse Stock Split Proposal prior to the Effective Time is in the best interests of ENDRA and its stockholders in light of, among other things ENDRA’s ability to increase the trading price of ENDRA’s common stock to meet the minimum bid price listing requirements of The Nasdaq Capital Market without implementing such amendment, the per share price of ENDRA common stock immediately prior to the implementation of such amendment, expected stability of the per share price of ENDRA’s common stock following the implementation of such amendment and the expected stability of the per share price of the Combined Company Common Stock following the implementation of such amendment, the Merger, and the A&R Combined Company Charter. If the ENDRA Board determines that it is in the best interests of ENDRA and its stockholders to implement an amendment to the ENDRA Charter at one of the ratios contemplated by the Reverse Stock Split Proposal, it will hold an ENDRA Board meeting to determine the reverse stock split ratio to be effected (and abandon the remaining reverse stock split ratios). For additional information concerning the factors the ENDRA Board will consider in deciding whether to implement an amendment to the ENDRA Charter at one of the ratios contemplated by the Reverse Stock Split Proposal, see “– Determination of the Reverse Stock Split Ratio” and “– Board Discretion to Effect the Reverse Stock Split.”

The text of the current ENDRA Charter is included as Annex B to this proxy statement/prospectus. The text of the proposed Certificate of Amendment containing the amendments to the ENDRA Charter contemplated by the Reverse Stock Split Proposal (with each bracketed fraction constituting a separate Certificate of Amendment of ENDRA) is included as Annex D to this proxy statement/prospectus (the “Reverse Stock Split Charter Amendment”). If the Reverse Stock Split Proposal is approved by ENDRA’s stockholders, ENDRA will have the authority to file the Reverse Stock Split Charter Amendment containing the reverse stock split ratio chosen by the ENDRA Board with the Secretary of State of the State of Delaware. The ENDRA Board has determined that the amendments to the ENDRA Charter set forth in the Reverse Stock Split Charter Amendment are advisable and in the best interests of ENDRA and its stockholders and has submitted the amendment for consideration by ENDRA’s stockholders at the ENDRA Special Meeting.

Reasons for the Reverse Stock Split Proposal

Maintain Nasdaq Listing

ENDRA’s common stock is listed on The Nasdaq Capital Market under the symbol “NDRA.” Pursuant to the Merger Agreement, prior to the Closing of the Merger, ENDRA will file an initial listing application pursuant to the terms of the Merger Agreement for the Combined Company to list the Class A Common Stock on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial listing following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require ENDRA to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing of the Merger. Therefore, a reverse stock split may be necessary in order to satisfy Nasdaq requirements and consummate the Merger.

In addition, it is a condition to the Closing of the Merger that the shares of Class A Common Stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split could be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in ENDRA’s management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of ENDRA capital stock, which will continue to be authorized pursuant to the ENDRA Charter (as in effect immediately following the effectiveness of the reverse stock split).

ENDRA believes that the Reverse Stock Split Charter Amendment is ENDRA’s best option, if needed, to meet the criteria to satisfy the minimum per share bid price requirement for initial listing on The Nasdaq Capital Market. A decrease in the number of issued shares of ENDRA common stock resulting from the implementation of one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment should, absent other factors, assist in ensuring that the per share market price of ENDRA common stock remains above the requisite price for listing. However, we cannot provide any assurance that ENDRA’s minimum bid price would remain over the minimum initial listing price requirement of The Nasdaq Capital Market following implementation of one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment.

Potential Increased Interest from New Investors

ENDRA believes that increasing the trading price of ENDRA’s common stock prior to the Effective Time may also assist in the Combined Company’s capital-raising efforts after the Effective Time by making the Combined Company’s Common Stock more attractive to a broader range of investors and promote greater liquidity for the Combined Company’s stockholders. A greater price per share of the Combined Company’s Common Stock could allow a broader range of institutions to invest in the Combined Company’s Common Stock (namely, funds that are prohibited or discouraged from buying stocks with a price below a certain threshold), potentially increasing marketability, trading volume and liquidity. Many institutional investors view stocks trading at low prices as unduly speculative in nature and, as a result, avoid investing in such stocks. ENDRA believes that its stockholders’ adoption of the Reverse Stock Split Proposal will provide the ENDRA Board flexibility to make ENDRA’s common stock (immediately after giving effect to a reverse stock split) and the Combined Company’s Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)) a more attractive investment for these institutional investors, which ENDRA believe will enhance the liquidity for stockholders and may facilitate future sales of ENDRA’s common stock.

The implementation of one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment could also increase interest in ENDRA’s common stock (immediately after giving effect to a reverse stock split) and the Combined Company Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)) for analysts and brokers who may otherwise have policies that discourage or prohibit them in following or recommending companies with low stock prices. Additionally, because brokers’ commissions on transactions in low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

The ENDRA Board intends to implement one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment only if it believes that a decrease in the number of shares of ENDRA common stock outstanding prior to the Effective Time is in the best interests of ENDRA and its stockholders and is likely to improve the trading price of ENDRA’s common stock and improve the likelihood that ENDRA will satisfy the minimum per share bid price requirement for initial listing on The Nasdaq Capital Market applicable in connection with the Merger. Accordingly, the ENDRA Board approved the Reverse Stock Split Charter Amendment as being advisable and in the best interests of ENDRA and its stockholders.

Risks Associated with a Reverse Stock Split

A Reverse Stock Split May Not Increase the Market Price of Shares Over the Long-Term.

As noted above, the principal purpose of implementing one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment is to increase the trading price of ENDRA’s common stock to satisfy the minimum per share bid price requirement for initial listing on The Nasdaq Capital Market applicable in connection with the Merger. However, the effect of implementing one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment on the market price of ENDRA’s common stock cannot be predicted with any certainty, and ENDRA cannot assure you that effecting such reverse stock split will accomplish this objective. While ENDRA expects that the reduction in the number of outstanding shares of ENDRA common stock will proportionally increase the market price of ENDRA’s common stock, ENDRA cannot assure you that the implementation of one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment will increase the market price of ENDRA’s common stock by a multiple of the chosen reverse stock split ratio, or result in any permanent or sustained increase in the market price of ENDRA’s common stock (immediately after giving effect to a reverse stock split) or the Combined Company Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)). The market price of ENDRA’s common stock (immediately after giving effect to a reverse stock split) and the Combined Company Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)) may be affected by other factors which may be unrelated to the number of shares outstanding, including ENDRA’s and the Combined Company’s business and financial performance, general market conditions, and prospects for future success.

A Reverse Stock Split May Decrease the Liquidity of Shares.

The ENDRA Board believes that implementing one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment may result in an increase in the market price of ENDRA’s common stock, which could lead to increased interest in ENDRA’s common stock (immediately after giving effect to a reverse stock split) and the Combined Company Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)) and possibly promote greater liquidity for stockholders. However, implementing of one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment will also reduce the total number of outstanding shares of ENDRA’s common stock, which may lead to reduced trading and a smaller number of market makers for ENDRA’s common stock (immediately after giving effect to a reverse stock split), particularly if the price per share of ENDRA’s common stock does not increase as a result of such reverse stock split

A Reverse Stock Split May Result in Some Stockholders Owning “Odd Lots” That May Be More Difficult to Sell or Require Greater Transaction Costs per Share to Sell.

If one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment is implemented, it will increase the number of stockholders who own “odd lots” of less than 100 shares of ENDRA’s common stock. A purchase or sale of less than 100 shares of ENDRA’s common stock (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers. Therefore, those stockholders who own fewer than 100 shares of ENDRA’s common stock following such reverse stock split may be required to pay higher transaction costs if they sell ENDRA’s common stock (immediately after giving effect to a reverse stock split) or Class A Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting the reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)).

A Reverse Stock Split May Lead to a Decrease in ENDRA’s Overall Market Capitalization.

The implementation of one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment may be viewed negatively by the market and, consequently, could lead to a decrease in ENDRA’s (immediately after giving effect to a reverse stock split) or the Combined Company’s (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting the reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)) overall market capitalization. If the per share market price does not increase in proportion to the implemented reverse stock split ratio, then the value of ENDRA (immediately after giving effect to a reverse stock split) or the Combined Company (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting the reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)), as measured by market capitalization, will be reduced. Additionally, any reduction in market capitalization may be magnified as a result of the smaller number of total shares of ENDRA common stock outstanding following such reverse stock split.

Potential Consequences if the Reverse Stock Split Proposal is Not Approved

If the Reverse Stock Split Proposal is not approved by ENDRA’s stockholders, the ENDRA Board will not have the authority to implement one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment to, among other things, increase the per share trading price of ENDRA’s common stock to help ensure a share price high enough to satisfy the $4.00 per share minimum initial listing price requirement applicable in connection with the Merger. Any inability of the ENDRA Board to implement one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment could create difficulties in obtaining approval of the initial listing application submitted to Nasdaq, which is a condition to Closing of the Merger.

Determination of the Reverse Stock Split Ratio

The ENDRA Board believes that stockholder approval of the Reverse Stock Split Proposal giving the ENDRA Board the discretion to implement a reverse stock split of ENDRA’s common stock at a ratio of between 1-for-[●] and 1-for-[●], inclusive, is advisable and in the best interests of ENDRA and its stockholders because it is not possible to predict market conditions at the time such a reverse stock split would be implemented. ENDRA believes that the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment provide ENDRA with the most flexibility to achieve its desired results. The reverse stock split ratio to be selected by the ENDRA Board will be not more than 1-for-[●]. ENDRA will publicly announce the chosen reverse stock split ratio at least two business days prior to the effectiveness of the reverse stock split.

The selection of the one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment will be based on several factors, including, among other things:

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ENDRA’s ability to increase the per share trading price of ENDRA’s common stock to help ensure a share price high enough to satisfy the $4.00 per share minimum initial listing price requirement applicable in connection with the Merger;
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the per share price of ENDRA’s common stock immediately prior to the implementation of the specific reverse stock split ratio;
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the expected stability of the per share price of ENDRA’s common stock following the implementation of the specific reverse stock split ratio;
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the likelihood that implementation of the specific reverse stock split ratio will result in increased marketability and liquidity of ENDRA’s common stock (immediately after giving effect to a reverse stock split) and the Combined Company Common Stock (after giving effect to a stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock));
•
prevailing market conditions;
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general economic conditions in ENDRA’s industry; and
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ENDRA’s market capitalization before and after implementation of the specific reverse stock split ratio.

ENDRA believes that granting the ENDRA Board the authority to set the reverse stock split ratio is essential because it allows ENDRA to take the above factors into consideration and to react to changing market conditions.

ENDRA Board Discretion

If the Reverse Stock Split Proposal is approved by ENDRA’s stockholders, the ENDRA Board will have the discretion to implement one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment or to not effect any of those reverse stock split ratios at all. The ENDRA Board will discuss the decision to implement one of the reverse stock split ratios with its advisors, ENDRA’s management and the management of Noble Africa, Renergen and ASP Isotopes. If the trading price of ENDRA’s common stock increases without effecting one or more of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment, the implementation of a reverse stock split may not be necessary. Following a reverse stock split, if implemented, there can be no assurance that the market price of ENDRA’s common stock will rise in proportion to the reduction in the number of outstanding shares resulting from such reverse stock split or that the market price of ENDRA’s common stock post-split can be maintained above $4.00. There also can be no assurance that ENDRA’s common stock (immediately after giving effect to a reverse stock split) or the Combined Company Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)) will not be delisted from The Nasdaq Capital Market for other reasons.

If ENDRA’s stockholders approve the Reverse Stock Split Proposal at the ENDRA Special Meeting, one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment will be effected, if at all, only upon a determination by the ENDRA Board that the implementation of a reverse stock split is advisable and in the best interests of ENDRA and its stockholders at that time. No further action on the part of the stockholders will be required.

The market price of ENDRA’s common stock is dependent upon ENDRA’s performance and other factors, some of which are unrelated to the number of shares of ENDRA’s common stock outstanding. If one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment is effected and the market price of ENDRA’s common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of such reverse stock split. Furthermore, the reduced number of shares of ENDRA’s common stock that will be outstanding after the implementation of a reverse stock split could significantly reduce the trading volume and otherwise adversely affect the liquidity of ENDRA’s common stock (immediately after giving effect to a reverse stock split) or the Combined Company Common Stock (after giving effect to a reverse stock split, the Merger, and the A&R Combined Company Charter (effecting a reclassification and conversion of each share of ENDRA common stock into one share of Class A Common Stock)).

ENDRA has not proposed the Reverse Stock Split Proposal in response to any effort of which ENDRA is aware to accumulate ENDRA’s shares of common stock or obtain control of ENDRA by virtue of sch reverse stock split, nor is it a plan by management to recommend a series of similar actions to the ENDRA Board or ENDRA’s stockholders. Notwithstanding the decrease in the number of outstanding shares of ENDRA’s common stock following a reverse stock split, the ENDRA Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Effects of a Reverse Stock Split

Effects of a Reverse Stock Split on Outstanding Shares

If one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment is effected, it will reduce the total number of outstanding shares of ENDRA’s common stock by the relevant reverse stock split ratio. Accordingly, each of ENDRA’s stockholders will own fewer outstanding shares of ENDRA’s common stock as a result of a reverse stock split. However, a reverse stock split will affect all stockholders holding shares of ENDRA’s common stock uniformly and will not affect any such stockholder’s percentage ownership interest in ENDRA, except to the extent that a reverse stock split would result in an adjustment to a stockholder’s ownership of outstanding shares of ENDRA’s common stock due to the treatment of fractional shares in a reverse stock split. Therefore, voting rights and other rights, powers and preferences of the holders of ENDRA’s common stock will not be affected by a reverse stock split (other than as a result of the treatment of fractional shares). Shares of ENDRA’s common stock will remain fully paid and nonassessable, and the par value per share of ENDRA’s common stock will remain $0.0001, in each case after giving effect to a reverse stock split.

As of the close of business on the record date for the ENDRA Special Meeting, ENDRA had shares of ENDRA common stock outstanding. For purposes of illustration, if a reverse stock split is effected at a ratio of 1-for-[●], 1-for-[●] or 1-for-[●], the number of outstanding shares of ENDRA’s common stock immediately after such reverse stock split would be approximately shares, shares and shares, respectively.

ENDRA is currently authorized to issue a maximum of 1,000,000,000 shares of common stock. Although the number of authorized shares of ENDRA’s common stock will not change as a result of a reverse stock split, the number of shares of ENDRA’s common stock outstanding will be reduced in proportion to the relevant reverse stock split ratio. One of the effects of a reverse stock split could be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in ENDRA’s management being able to issue more shares without further stockholder approval.

Following a reverse stock split, the ENDRA Board will have the authority, subject to applicable securities laws, to issue all authorized and unissued shares of ENDRA’s common stock without further stockholder approval, upon such terms and conditions as the ENDRA Board deems appropriate. ENDRA does not currently have any plans, proposals or understandings to issue the additional shares that would be available if the Reverse Stock Split Proposal is approved and one of the reverse stock split ratios set forth in the Reverse Stock Split Charter Amendment effected (other than shares to be issued in connection with the Merger), but some shares of ENDRA’s common stock are issuable upon the exercise of outstanding warrants, which could be exercised after a reverse stock split is effected.

Effects of a Reverse Stock Split on Outstanding Warrants and Shares Issuable in connection with the Merger

If a reverse stock split is effected, the number of shares of ENDRA’s common stock issuable upon the exercise of outstanding warrants to purchase shares of ENDRA’s common stock (the “ENDRA Warrants”) will be adjusted proportionally and reduced by the determined ratio, and the exercise price for the outstanding Warrants will correspondingly increase. Additionally, pursuant to the terms of the Merger Agreement, the number of shares of Class A Common Stock and Class B Common Stock issuable in connection with the Merger will be adjusted proportionally and reduced by the determined ratio, and the exercise price for the Noble Pre-Funded Warrants to be assumed by ENDRA in connection with the Merger will correspondingly increase.

Effects of a Reverse Stock Split on Outstanding Equity Awards and Plans

If a reverse stock split is effected, the terms of equity awards granted under the 2016 Incentive Plan, including (i) the number of shares and type of ENDRA’s common stock (or the securities or property) which thereafter may be made the subject of awards; (ii) the number of shares and type of ENDRA’s common stock (or other securities or property) subject to outstanding awards; (iii) the number of shares and type of ENDRA’s common stock (or other securities or property) specified as the annual per-participant limitation under the 2016 Incentive Plan; (iv) the option price of each outstanding stock option; (v) the amount, if any, paid for forfeited shares in accordance with the terms of the 2016 Incentive Plan; and (vi) the number of or exercise price of shares then subject to outstanding stock appreciation rights previously granted and unexercised under the 2016 Incentive Plan, will be proportionally adjusted to the end that the same proportion of the outstanding shares of ENDRA’s common stock in each instance shall remain subject to exercise at the same aggregate exercise price; subject to adjustments for any fractional shares as described herein and provided, however, that the number of shares of ENDRA’s common stock (or other securities or property) subject to any award shall always be a whole number.

Effects of a Reverse Stock Split on Voting Rights

Proportionate voting rights and other rights of the holders of ENDRA’s common stock would not be affected by a reverse stock split (other than as a result of the treatment of fractional shares). For example, a holder of 1% of the voting power of the outstanding shares of ENDRA’s common stock immediately prior to the effective time of a reverse stock split would continue to hold 1% of the voting power of the outstanding shares of ENDRA’s common stock immediately after the effective time of such reverse stock split.

Effects of a Reverse Stock Split on Regulatory Matters.

ENDRA is subject to the periodic reporting and other requirements of the Exchange Act. A reverse stock split will not affect ENDRA’s obligation to publicly file financial and other information with the SEC.

Effects of a Reverse Stock Split on Authorized Share Capital

The total number of shares of capital stock that ENDRA is authorized to issue will not be affected by a reverse stock split. One of the effects of a reverse stock split could be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in ENDRA’s management being able to issue more shares without further stockholder approval.

Treatment of Fractional Shares in the Reverse Stock Split

If a reverse stock split is implemented, ENDRA does not intend to issue fractional shares in the event that a stockholder owns a number of shares of ENDRA’s common stock that is not evenly divisible by the reverse stock split ratio chosen by the ENDRA Board. Stockholders of record who would otherwise hold fractional shares of ENDRA’s common stock as a result of the reverse stock split will be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) in lieu of such fractional shares. Each such stockholder will be entitled to receive a cash payment (without interest) equal to the fraction of a share of ENDRA common stock to which such stockholder would otherwise be entitled multiplied by (i) the closing price per share of the ENDRA common stock on The Nasdaq Capital Market at the close of business on the trading day preceding the date of the reverse stock split’s effectiveness multiplied by (ii) the reverse stock split ratio.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where we are domiciled and where the funds will be deposited, sums due for fractional interests resulting from a reverse stock split that are not timely claimed after the effective date of a reverse stock split in accordance with applicable law may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Effective Time of the Reverse Stock Split Charter Amendment

If the Reverse Stock Split Proposal is approved by ENDRA’s stockholders, the amendment to the ENDRA Charter contemplated by the Reverse Stock Split Charter Amendment at the ratio chosen by the ENDRA Board would become effective, if at all, when the Reverse Stock Split Charter Amendment (setting forth the reverse stock split ratio chosen by the ENDRA Board) is accepted and recorded by the office of the Secretary of State of the State of Delaware. However, notwithstanding approval of the Reverse Stock Split Proposal by ENDRA’s stockholders, the ENDRA Board will have the sole authority to elect whether or not and when (prior to the Effective Time) to amend the ENDRA Charter to effect the Reverse Stock Split Charter Amendment at the ratio chosen by the ENDRA Board.

Exchange of Share Certificates

If a reverse stock split is effected, each certificate representing pre-reverse stock split shares of ENDRA’s common stock will be deemed for all corporate purposes to evidence ownership of post-reverse stock split ENDRA common stock at the effective time of such reverse stock split. As soon as practicable after the effective time of a reverse stock split, the transfer agent will mail a letter of transmittal to ENDRA’s stockholders containing instructions on how a stockholder should surrender its, his or her certificate(s) representing pre-reverse stock split shares of ENDRA’s common stock to the transfer agent in exchange for certificate(s) representing post-reverse stock split shares of ENDRA’s common stock. No certificate(s) representing post-reverse stock split shares of ENDRA’s common stock will be issued to a stockholder until such stockholder has surrendered all certificate(s) representing pre-reverse stock split shares of ENDRA’s common stock, together with a properly completed and executed letter of transmittal, to the transfer agent. No stockholder will be required to pay a transfer or other fee to exchange its, his or her certificate(s) representing pre-reverse stock split shares of ENDRA’s common stock for certificate(s) representing post-reverse stock split shares of ENDRA’s common stock registered in the same name.

Stockholders who hold issued shares of ENDRA’s common stock at the effective time of a reverse stock split electronically in “book-entry” form will have their holdings electronically adjusted by the transfer agent (and, for beneficial owners, by their brokers, banks or other nominees that hold in “street name” for their benefit, as the case may be) to give effect to a reverse stock split. If any certificate(s) or book-entry statement(s) representing pre-reverse stock split shares of ENDRA’s common stock to be exchanged contain a restrictive legend or notation, as applicable, the certificate(s) or book-entry statement(s) representing post-reverse stock split shares of ENDRA’s common stock will contain the same restrictive legend or notation.

Any stockholder whose share certificate(s) representing pre-reverse stock split shares of ENDRA’s common stock has been lost, stolen or destroyed will only be issued post-reverse stock split common stock after complying with the requirements that the Company and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

STOCKHOLDERS SHOULD NOT DESTROY STOCK CERTIFICATES REPRESENTING PRE-REVERSE STOCK SPLIT SHARES OF ENDRA’S COMMON STOCK AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATES REPRESENTING PRE-REVERSE STOCK SPLIT SHARES OF ENDRA’S COMMON STOCK UNTIL THEY ARE REQUESTED TO DO SO.

Appraisal Rights

Under the DGCL, ENDRA’s stockholders are not entitled to appraisal or dissenter’s rights with respect to a reverse stock split, and the ENDRA Charter does not independently provide ENDRA’s stockholders with any such rights. Under the DLLCA, members of a Delaware limited liability company are not entitled to appraisal rights, and the Noble Africa Company Agreement does not provide for appraisal rights.

Regulatory Approvals

A reverse stock split will not be consummated, if at all, until after approval of ENDRA’s stockholders of the Reverse Stock Split Proposal is obtained. ENDRA is not obligated to obtain any governmental approvals or comply with any state or federal regulations prior to consummating a reverse stock split other than the filing of the Reverse Stock Split Charter Amendment (setting forth the reverse stock split ratio chosen by the ENDRA Board) with the Secretary of State of the State of Delaware.

Accounting Treatment of a Reverse Stock Split

If a reverse stock split is effected, the par value per share of ENDRA’s common stock will remain unchanged at $0.0001. Accordingly, on the effective date of a reverse stock split, the stated capital on ENDRA’s consolidated balance sheets attributable to ENDRA’s common stock will be reduced in proportion to the size of the reverse stock split ratio, and the additional paid-in-capital account on such balance sheets will be increased by the amount by which the stated capital is reduced. ENDRA’s stockholders’ equity on such balance sheets, in the aggregate, will remain unchanged in the event a reverse stock split is effected. Per share net income or loss will be increased on such balance sheets after a reverse stock split is effected because there will be fewer shares of ENDRA’s common stock issued and outstanding. If a reverse stock split is effected, the shares of ENDRA’s common stock held in treasury will be reduced in proportion to the reverse stock split ratio. ENDRA does not anticipate that any other accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, will arise as a result of a reverse stock split.

Certain U.S. Federal Income Tax Consequences of a Reverse Stock Split

The following is a discussion of certain material U.S. federal income tax consequences of a reverse stock split. This discussion is included for general information purposes only and does not purport to address all aspects of U.S. federal income tax law that may be relevant to stockholders in light of their particular circumstances. This discussion is based on the Code and current Treasury Regulations, administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

All stockholders are urged to consult with their own tax advisors with respect to the tax consequences of a reverse stock split. This discussion does not address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, partnerships, nonresident alien individuals, broker-dealers and tax-exempt entities, persons holding shares as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. holders (as defined below) subject to the alternative minimum tax or the unearned income Medicare tax and U.S. holders whose functional currency is not the U.S. dollar. This summary also assumes that the pre-reverse stock split shares of ENDRA’s common stock are, and the post-reverse stock split shares of ENDRA’s common stock will be, held as a “capital asset,” as defined in Section 1221 of the Code.

As used herein, the term “U.S. holder” means a holder that is, for U.S. federal income tax purposes:

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a citizen or resident of the United States;
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a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
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an estate the income of which is subject to U.S. federal income tax regardless of its source; or
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a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect to be treated as a U.S. person.

In general, no gain or loss should be recognized by a stockholder upon the exchange of pre-reverse stock split shares of ENDRA’s common stock for post-reverse stock split shares of ENDRA’s common stock, except with respect to the cash received in lieu of a fractional share of ENDRA’s common stock, as discussed below. The aggregate tax basis of the post-reverse stock split shares of ENDRA’s common stock should be the same as the aggregate tax basis of the pre-reverse stock split shares of ENDRA’s common stock exchanged in a reverse stock split (reduced by the amount of such basis that is allocated to any fractional share of ENDRA’s common stock for which the U.S. Holder receives cash). A stockholder’s holding period in the post-reverse stock split shares of ENDRA’s common stock should include the period during which the stockholder held the pre-reverse stock split shares of ENDRA’s common stock exchanged in a reverse stock split.

A U.S. Holder that, pursuant to a reverse stock split, receives cash in lieu of a fractional share of ENDRA’s common stock should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of ENDRA’s common stock that is allocated to such fractional share. Such capital gain or loss will be short term if the pre-reverse stock split shares were held for one year or less at the effective time of a reverse stock split and long term if held for more than one year

Payments of cash made in lieu of a fractional share of ENDRA’s common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of a reverse stock split.

Required Vote

The approval of the Reverse Stock Split Proposal requires that the votes cast by the holders of outstanding shares of ENDRA common stock entitled to vote on the Reverse Stock Split Proposal “For” the Reverse Stock Split Proposal exceed the votes cast “Against” the Reverse Stock Split Proposal. “Abstentions” and “broker non-votes,” if any, are not considered “votes cast” and therefore have no effect on the Reverse Stock Split Proposal.

The Merger is conditioned upon the approval of the Reverse Stock Split Proposal. Notwithstanding the approval of the Reverse Stock Split Proposal, if the Merger is not consummated for any reason, a reverse stock split contemplated by the Reverse Stock Split Proposal will not be effected.

Certain ENDRA executive officers and directors have agreed to vote any shares of ENDRA’s common stock owned by them in favor of the Reverse Stock Split Proposal. Please see the section titled “Agreements Related to the Merger – Voting Agreements” beginning on page 116 of this proxy statement/prospectus for more information.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 2 - THE MERGER PROPOSAL

General

At the ENDRA Special Meeting, ENDRA’s stockholders will be asked to approve, (a) the Merger, the Merger Agreement, the Related Agreements and the transactions contemplated thereby and (b) pursuant to Nasdaq Listing Rules 5635(a) and/or 5635(b), (i) the issuance of 4,594,216 shares of Class A Common Stock (including shares of Class A Common Stock underlying any Noble Pre-Funded Warrants issued in lieu of shares of Class A Common Stock) and 58,554,185 shares of Class B Common Stock to the unitholders Noble Africa pursuant to the terms of the Merger Agreement, which will represent more than 20.0% of the shares of ENDRA’s common stock outstanding immediately prior to the Merger and may constitute a change of control of ENDRA for purposes of such Nasdaq Listing Rules, (ii) the issuance of up to 1,481,146 shares of ENDRA’s common stock upon exercise of pre-funded warrants and warrants issued pursuant to the Pre-Merger Purchase Agreement, which represents more than 20.0% of the shares of ENDRA’s common stock outstanding immediately prior to the execution of the Pre-Merger Purchase Agreement and may constitute a change of control of ENDRA for purposes of such Nasdaq Listing Rules.

Prior to the signing of the Merger Agreement, on May 27, 2026, ENDRA entered into the Pre-Merger Purchase Agreement with the ASP Affiliate, pursuant to which ENDRA agreed to sell to the ASP Affiliate in a private placement offering an aggregate of 578,387 shares of ENDRA’s common stock and/or Pre-Merger Financing Pre-Funded Warrants, and Pre-Merger Financing Warrants to purchase an aggregate of up to 1,156,774 shares of ENDRA’s common stock at a per share exercise price of $6.57. Each share of ENDRA’s common stock (or Pre-Merger Financing Pre-Funded Warrant in lieu thereof) and accompanying Pre-Merger Financing Warrants were sold at a combined purchase price of $6.57. Each Pre-Merger Financing Pre-Funded Warrant is exercisable for one share of ENDRA’s common stock at the exercise price of $0.0001 per share. Each Pre-Merger Financing Warrant is exercisable for one share of ENDRA’s common stock at the exercise price of $6.57 per share. Pursuant to the terms of the Pre-Merger Purchase Agreement, the Pre-Merger Financing Pre-Funded Warrants and the Pre-Merger Financing Warrants, a portion of the Pre-Merger Financing Pre-Funded Warrants in respect of 324,372 Pre-Merger Financing Pre-Funded Warrant shares and all of the Pre-Merger Financing Warrants will only become exercisable upon ENDRA obtaining stockholder approval of the issuance of such Pre-Merger Financing Pre-Funded Warrant shares and Pre-Merger Financing Warrant shares. The securities purchased by the ASP Affiliate will be treated the same as the securities held by ENDRA’s other securityholders in connection with the Merger. None of the shares purchased by the ASP Affiliate in the Pre-Merger Financing, including any shares underlying warrants purchased by the ASP Affiliate in the Pre-Merger Financing, will be entitled to vote on the Merger Proposal. For more information regarding the Pre-Merger Financing, see the section titled “Agreements Related to the Merger – Pre-Merger Financing” beginning on page 116 of this proxy statement/prospectus. A copy of the Pre-Merger Purchase Agreement is attached as Annex P to this proxy statement/prospectus.

Immediately after the Merger, ENDRA securityholders as of immediately prior to the Merger are expected to own approximately 2.7% of the outstanding shares of Combined Company Common Stock, and ASP Isotopes, along with the other investors in the Noble Investment are expected to own approximately 89.4% of the outstanding shares of Combined Company Common Stock (assuming the full exercise of any pre-funded warrants).

The terms of, reasons for and other aspects of the Merger Agreement, the Merger, the Related Agreements and the issuance of Combined Company Common Stock in the Merger are described in detail in the sections of this proxy statement/prospectus titled “The Merger” and “The Merger Agreement.” Copies of the Merger Agreement, the Master Transaction Agreement, the Tax Sharing Agreement, the Shared Services Agreement, the Employee Matters Agreement and the Helium Marketing Agreement are attached as Annex A, Annex K, Annex L, Annex M, Annex N, Annex O, respectively, to this proxy statement/prospectus.

Reasons for the Proposal

Under Delaware law, the adoption of the Merger Agreement, the Related Agreements and the approval of the Merger do not require approval of the ENDRA stockholders.

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of shares of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20.0% of the number of shares of common stock then outstanding. The potential issuance of the shares of Combined Company Common Stock in the Merger exceeds the 20.0% threshold under the Nasdaq Listing Rules and is expected to represent approximately 95.5% of the Combined Company Common Stock (assuming full exercise of any pre-funded warrants) immediately following the Merger. In addition, because the ASP Affiliate is an affiliate of ASP Isotopes, Nasdaq could determine that the Pre-Merger Financing was entered into in connection with the acquisition of another company’s stock, and the number of shares of ENDRA’s common stock to be issued upon exercise of the Pre-Merger Financing Pre-Funded Warrants and the Pre-Merger Financing Warrants exceeds the 20.0% threshold. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), ENDRA must obtain the approval of ENDRA’s stockholders for the issuance of these shares.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of shares of stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20.0% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Therefore, Nasdaq may determine that the Merger and/or the Pre-Merger Financing constitute a “change of control” of ENDRA. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), ENDRA is asking ENDRA’s stockholders to approve a change of control resulting from the Merger and/or the Pre-Merger Financing.

Required Vote

The approval of the Merger Proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock which are present in person or represented by proxy and entitled to vote thereon. Abstentions will have the same effect as a vote “Against” the Merger Proposal. Broker non-votes, if any, are not considered “entitled to vote” on the Merger Proposal and therefore will have no effect on the Merger Proposal.

The Merger is conditioned upon the approval of the Merger Proposal. Notwithstanding the approval of the Merger Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Merger Proposal will not be effected.

Certain ENDRA executive officers and directors have agreed to vote any shares of ENDRA’s common stock owned by them in favor of the Merger Proposal. Please see the section titled “Agreements Related to the Merger – Voting Agreements” beginning on page 116 of this proxy statement/prospectus for more information.

ENDRA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL.

PROPOSAL NO. 3 - THE A&R CHARTER PROPOSAL

Overview

Assuming the other ENDRA Stockholder Matters are approved by ENDRA’s stockholders, and in connection with the Merger, ENDRA will file the A&R Combined Company Charter with the Secretary of State of the State of Delaware to become effective as of the Effective Time, and at the Effective Time, and the A&R Combined Company Charter will replace the ENDRA Charter.

Description of Amendments

The A&R Combined Company Charter is included as Annex E to this proxy statement/prospectus. ENDRA’s stockholders should read the A&R Combined Company Charter in its entirety. The following is a summary of the key proposed changes effected by the A&R Combined Company Charter, but this summary is qualified in its entirety by reference to the full text of the A&R Combined Company Charter in the form attached to this proxy statement/prospectus as Annex E:

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change the name of the Combined Company to “4K Resources Inc.”;
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create a dual class structure for the Combined Company Common Stock, which will consist of Class A Common Stock and Class B Common Stock;
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reclassify and convert each share of ENDRA’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time into one share of Class A Common Stock;
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increase the Combined Company’s total authorized capital stock from 1,010,000,000 shares (1,000,000,000 shares of common stock and 10,000,000 shares of preferred stock) under the ENDRA Charter to 1,250,000,000 shares under the A&R Combined Company Charter, consisting of 1,000,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock and 50,000,000 shares of preferred stock; and
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provide that each share of Class B Common Stock will be entitled to 10 votes per share, while each share of Class A Common Stock will be entitled to one vote per share.

Please see the section titled “Comparison of Corporate Governance and Stockholders’ Rights” on page 255 of this proxy statement/prospectus for further description of the material differences between the ENDRA Charter currently in effect and the proposed A&R Combined Company Charter. In connection with the Merger, the Combined Company also intends to amend the ENDRA Bylaws to change the name of the Combined Company to “4K Resources Inc.”

Required Vote

The approval of the A&R Charter Proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of ENDRA common stock entitled to vote thereon. Broker non-votes, if any, and abstentions will have the same effect as a vote “Against” the A&R Charter Proposal.

The Merger is conditioned upon the approval of the A&R Charter Proposal. Notwithstanding the approval of the A&R Charter Proposal, if the Merger is not consummated for any reason, the actions contemplated by the A&R Charter Proposal will not be effected.

Certain ENDRA executive officers and directors have agreed to vote any shares of ENDRA’s common stock owned by them in favor of the A&R Charter Proposal. Please see the section titled “Agreements Related to the Merger – Voting Agreements” beginning on page 116 of this proxy statement/prospectus for more information.

ENDRA’s board of directors unanimously recommends A vote “FOR” the A&R CHARTER PROPOSAL.

PROPOSAL NO. 4 - THE INCENTIVE PLAN PROPOSAL

Overview

ENDRA is asking its stockholders to approve the 4K Resources Inc. 2026 Long-Term Incentive Plan (the “4K Resources Incentive Plan”). The 4K Resources Incentive Plan is named for 4K Resources Inc., because as discussed above, at the Effective Time, pursuant to the A&R Combined Company Charter, ENDRA will be renamed “4K Resources Inc.”, and the 4K Resources Incentive Plan is intended to serve as the go-forward incentive plan for the Combined Company operating under that name. If approved, the 4K Resources Incentive Plan will become effective following stockholder approval of the 4K Resources Incentive Plan and contingent upon the Closing of the Merger. If the 4K Resources Incentive Plan is approved by stockholders and the Merger is consummated, no further awards will be issued under the ENDRA Life Sciences Inc. 2016 Omnibus Incentive Plan (the “2016 Incentive Plan”).

Purpose of the 4K Resources Incentive Plan

The purpose of the 4K Resources Incentive Plan is to provide a means whereby the Combined Company can align the long-term financial interests of its employees, consultants, advisors and directors with the financial interests of its stockholders. In addition, the ENDRA Board believes that the ability to grant options and other equity-based awards will help the Combined Company to attract, retain and motivate employees, consultants, and directors and encourages them to devote their best efforts to the Combined Company’s business and financial success.

The Plan will allow the Combined Company to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the 4K Resources Incentive Plan will provide the Combined Company with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors, advisors and consultants who are important to the Combined Company’s long-term growth and success.

Reasons for Approval of the 4K Resources Incentive Plan

Approval of the 4K Resources Incentive Plan by ENDRA’s stockholders is required, among other things, in order to: (i) comply with Nasdaq requirements requiring stockholder approval of equity compensation plans and (ii) allow the grant of incentive stock options (“ISOs”) to participants in the 4K Resources Incentive Plan. Specifically, approval of the 4K Resources Incentive Plan will constitute approval of the material terms of the 4K Resources Incentive Plan pursuant to the stockholder approval requirements of Section 422 of the Code relating to ISOs. If stockholders do not approve the Incentive Plan Proposal and the Merger is consummated, the 4K Resources Incentive Plan will not become effective and the Combined Company will not be able to grant equity awards under the 4K Resources Incentive Plan.

Summary of the 4K Resources Incentive Plan

The following is a summary description of the 4K Resources Incentive Plan, as proposed to be adopted by ENDRA in connection with the Merger. This summary is not a complete statement of the 4K Resources Incentive Plan and is qualified in its entirety by reference to the complete text of the 4K Resources Incentive Plan, a copy of which is attached hereto as Annex F to this proxy statement/prospectus. ENDRA’s stockholders should refer to the 4K Resources Incentive Plan for more complete and detailed information about the terms and conditions of the 4K Resources Incentive Plan. The 4K Resources Incentive Plan will also allow the Combined Company to utilize a broad array of time and performance-based equity and cash incentives in order to secure and retain the services of its officers, employees, non-employee directors, advisors and consultants, and to provide long-term incentives that align their interests with the interests of its stockholders following the Closing of the Merger.

If this Incentive Plan Proposal is approved by ENDRA’s stockholders, the 4K Resources Incentive Plan will become effective only if the Merger is consummated. Following the effective date of the 4K Resources Incentive Plan, the Combined Company’s board of directors or the committee designated by the board of directors to administer the 4K Resources Incentive Plan (the “Administrator”) will be able to grant incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards, dividend equivalent rights, cash awards, tandem awards, substitute awards and other awards in accordance with the terms of the 4K Resources Incentive Plan following the Closing of the Merger.

Summary of Material Features of the 4K Resources Incentive Plan

Below is a summary of the material features of the 4K Resources Incentive Plan:

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the maximum number of shares of Class A Common Stock that may be issued under the 4K Resources Incentive Plan is [●] shares (the “Initial Limit”), plus on January 1, 2027, and on each January 1 thereafter through and including January 1, 2036, the number of shares of Class A Common Stock reserved and available for issuance under the 4K Resources Incentive Plan shall be cumulatively increased by [●]% of the number of shares of Combined Company Common Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator;
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the award of stock options (both incentive and non-qualified options), SARs, restricted stock, RSUs, unrestricted stock awards, cash-based awards, and dividend equivalent rights is permitted;
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the aggregate grant date fair value of awards denominated in shares granted under the 4K Resources Incentive Plan to any non-employee director for service as a non-employee director in any calendar year may not exceed $[●], provided however that in the first calendar year in which an individual becomes a non-employee director, such aggregate value may not exceed $[●];
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any material amendment to the 4K Resources Incentive Plan is subject to approval by the Combined Company’s stockholders; and
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the term of the 4K Resources Incentive Plan will expire on the tenth anniversary of the effective date of the 4K Resources Incentive Plan.

Information Regarding Equity Incentive Program

The ENDRA Board believes that it is critical to the Combined Company’s long-term success that the interests of its employees, directors and consultants are tied to its success as “owners” of the business. Approval of the 4K Resources Incentive Plan will allow the Combined Company to grant stock options and other equity and cash-based awards at levels it determines to be appropriate in order to attract new employees, directors, advisors and consultants, retain existing employees, directors, advisors and consultants and to provide incentives for such persons to exert maximum efforts for the Combined Company’s success and ultimately increase stockholder value.

If ENDRA’s request to approve the 4K Resources Incentive Plan is approved by ENDRA’s stockholders and the Merger is consummated, there will initially be [●] shares of Class A Common Stock, subject to adjustment for specified changes in the Combined Company’s capitalization, available for grant under the 4K Resources Incentive Plan as of the effective time of the Closing of the Merger. This pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

As of June 30, 2026, there were 183 stock options to acquire shares of ENDRA common stock outstanding under the 2016 Incentive Plan, with a weighted average exercise price of $28,842.00 and a weighted average remaining term of 3.16 years, and 330,972 RSUs outstanding under the 2016 Incentive Plan. As of June 30, 2026, there were 3,019,525 shares of ENDRA common stock available for issuance pursuant to awards under 2016 Incentive Plan and no awards are expected to be granted by ENDRA between the date of this proxy statement/prospectus and the Closing of the Merger.

Material Terms of the 4K Resources Incentive Plan

The 4K Resources Incentive Plan will become effective, subject to stockholder approval of the Incentive Plan Proposal and the consummation of the Merger, on the date of the Closing of the Merger. The 4K Resources Incentive Plan will allow the Combined Company to make cash and equity-based incentive awards to its officers, employees, non-employee directors, advisors and consultants. The ENDRA Board anticipates that providing such persons with a direct stake in the Combined Company will assure a closer alignment of the interests of such individuals with those of the Combined Company and its stockholders, thereby stimulating their efforts on the Combined Company’s behalf and strengthening their desire to remain with the Combined Company.

Number of Shares Authorized. We have initially reserved [●] shares of Class A Common Stock have been initially reserved for the issuance of awards under the 4K Resources Incentive Plan. On January 1, 2027 and on each January 1 thereafter through and including January 1, 2036, the number of shares of Class A Common Stock reserved and available for issuance under the 4K Resources Incentive Plan will be cumulatively increased by [●]% of the number of shares of Combined Company Common Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in the Combined Company’s capitalization.

The shares issued under the 4K Resources Incentive Plan will be authorized but unissued shares or shares that the Combined Company reacquires. The shares of Class A Common Stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Combined Company prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 4K Resources Incentive Plan will be added back to the shares available for issuance under the 4K Resources Incentive Plan, but such shares will not increase the maximum number of shares that may be issued upon exercise of incentive stock options under the 4K Resources Incentive Plan. Awards that may be settled solely in cash will not be counted against the share reserve, nor will they reduce the shares of Class A Common Stock authorized for grant to a grantee in any calendar year. The maximum aggregate number of shares of Class A Common Stock that may be issued upon exercise of incentive stock options under the 4K Resources Incentive Plan shall not exceed the Initial Limit, and unlike the general share reserve, will not be increased by the annual increases described above, except to the extent of any adjustment made in connection with a stock split, stock dividend or other change in the Combined Company’s capitalization. Based upon a price per share of $[●], the maximum aggregate market value of the Class A Common Stock that could potentially be issued under the 4K Resources Incentive Plan as of the Closing of the Merger is $[●]. Shares of Class A Common Stock issued in connection with awards granted in substitution for equity awards of an acquired company or in connection with a merger or similar transaction (“Substitute Awards”) will not reduce the share reserve under the 4K Resources Incentive Plan. However, shares underlying such Substitute Awards that are settled in cash, forfeited or otherwise terminated without issuance will not be added back to the share reserve.

Non-Employee Director Limit. The aggregate grant date fair value of awards denominated in shares made under the 4K Resources Incentive Plan to any non-employee director in any calendar year for service as a non-employee director shall not exceed $[●]; provided, however, that such amount shall be $[●] for awards granted in the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

Administration. The 4K Resources Incentive Plan will be administered by the Administrator. The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 4K Resources Incentive Plan. To the extent permitted by applicable law, the Administrator may authorize one or more officers of the Combined Company to designate employees, other than officers who are subject to the reporting requirements of Section 16 of the Exchange Act, as eligible to receive awards and to determine the number of shares subject to such awards, subject to certain limitations and guidelines specified in the Administrator’s authorizing resolution.

Eligibility. Persons eligible to participate in the 4K Resources Incentive Plan will be those full or part-time officers, employees, non-employee directors, advisors, and consultants of the Combined Company and its Affiliates, as defined in the 4K Resources Incentive Plan, as selected from time to time by the Administrator in its discretion. Immediately following the Closing of the Merger, approximately [●] employees, [●] non-employee directors and [●] advisors and consultants of the Combined Company are expected to be eligible to participate in the 4K Resources Incentive Plan.

Options. The 4K Resources Incentive Plan permits the granting of both options to purchase shares of Class A Common Stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 4K Resources Incentive Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Combined Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive awards under the 4K Resources Incentive Plan. The exercise price of each option will be determined by the Administrator but may not be less than 100.0% of the fair market value of a share of Class A Common Stock on the date of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, 110.0% of such share’s fair market value. However, options that are Substitute Awards may have an exercise price per share that is less than 100.0% of the fair market value of the Class A Common Stock on the date of grant, provided that such Substitute Award is granted in compliance with Section 409A of the Code and other applicable laws. The term of each option will be fixed by the Administrator and may not exceed 10 years from the date of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, five years. The aggregate fair market value (determined on the date of grant) of the shares of Class A Common Stock with respect to which incentive stock options may first become exercisable by an employee in any calendar year (under the 4K Resources Incentive Plan and any other of our or our subsidiaries’ plans) may not exceed $100,000; any incentive stock options in excess of this limit will be treated as non-qualified options. The Administrator will determine at what time or times each option may be exercised, and may, at any time, accelerate the vesting of such options.

Payment of Exercise Price. Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Administrator or by delivery (or attestation to the ownership) of shares of Class A Common Stock, valued at their fair market value on the date of exercise, that are not then subject to restrictions under any Combined Company plan. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the Administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with a fair market value that does not exceed the aggregate exercise price.

Stock Appreciation Rights. The Administrator may award SARs subject to such conditions and restrictions as it may determine. SARs entitle the recipient to cash or shares of the Class A Common Stock equal to the value of the appreciation in the price of a share of Class A Common Stock over the exercise price. The exercise price may not be less than 100.0% of the fair market value of a share of Class A Common Stock on the date of grant. The term of each SAR will be fixed by the Administrator and may not exceed 10 years from the date of grant. The Administrator will determine at what time or times each SAR may be exercised. Notwithstanding the foregoing, Substitute Awards that are SARs may be granted with an exercise price per share that is less than 100.0% of the fair market value of a share of Class A Common Stock on the date of grant (i) to individuals who are not subject to U.S. income tax on the date of grant or (ii) if the SAR is otherwise exempt from or compliant with Section 409A.

Restricted Stock, RSUs, and Other Stock-Based Awards. The Administrator may award restricted shares of Class A Common Stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain vesting conditions and/or continued employment with us through a specified vesting period. The Administrator may also grant shares of Class A Common Stock that are free from any restrictions under the 4K Resources Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The Administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A Common Stock.

Change in Control. The existence of the 4K Resources Incentive Plan and any awards granted under it will not affect the Combined Company’s or its stockholders’ right or power to make or authorize any adjustment, recapitalization, reorganization or other change in the Combined Company’s capital structure or business, or any change in control, merger, consolidation, issuance of bonds, debentures, preferred stock or other securities ranking senior to or otherwise affecting the Class A Common Stock, or the dissolution or liquidation of the Combined Company, or any sale or transfer of all or part of its assets, or any other corporate act or proceeding. If the Combined Company is the surviving entity in a merger, consolidation or share exchange, outstanding awards will generally continue to relate to the securities or other consideration into which the underlying Class A Common Stock is converted. If the Combined Company is not the surviving entity, outstanding awards will generally be converted into the right to receive the same kind and amount of stock, securities, cash or other property that a holder of the number of shares of Class A Common Stock subject to the award would have received in the transaction. Notwithstanding the foregoing, the Administrator may, in its discretion, cancel outstanding awards as of the effective date of a change in control, merger, consolidation, share exchange, proposed sale of all or substantially all of the Combined Company’s assets, or dissolution or liquidation, by either (i) giving each award holder notice and the opportunity to purchase, during the 30-day period preceding such effective date, the shares subject to the award (including, in the Administrator’s discretion, shares that are not otherwise then vested or exercisable), or (ii) for awards that are settled (or settleable at the participant’s election) in shares of Class A Common Stock, paying the holder an amount equal to the excess, if any, of the per-share consideration payable in the transaction over the exercise or purchase price of the award, multiplied by the number of shares subject to the award (with awards having an exercise price equal to or greater than such per-share consideration being cancelled for no consideration). An award that by its terms would be fully vested or exercisable upon a change in control will be treated as vested and exercisable for purposes of clause (i) above. In the case of a sale of all or substantially all of the Combined Company’s assets, or a dissolution, liquidation or winding up of the Combined Company, each participant will be entitled to receive, in lieu of each share of Class A Common Stock subject to an award, the same kind and amount of securities or assets issuable, distributable or payable in respect of each outstanding share of Class A Common Stock, subject to equitable adjustment by the Administrator to prevent dilution of the benefits intended under the 4K Resources Incentive Plan.

Transferability. Except as otherwise determined by the Administrator, awards under the 4K Resources Incentive Plan are not transferable other than by will or the laws of descent and distribution and may be exercised during a participant’s lifetime only by the participant. Notwithstanding the foregoing, the Administrator may permit all or a portion of an award (other than an incentive stock option, which may not be transferred other than by will or the laws of descent and distribution) to be transferred, without consideration, to the participant’s spouse (or former spouse), children or grandchildren, to a trust for the exclusive benefit of such family members, to a partnership whose only partners are such family members and/or entities controlled by the participant or such family members, to a tax-exempt charitable organization, or to a split interest trust or pooled income fund, subject to such terms and conditions as the Administrator may establish, including a prohibition on further transfers other than by will or the laws of descent and distribution.

Golden Parachute Excise Tax. If any acceleration of vesting under an award, together with any other payments or benefits a participant receives, would subject the participant to the excise tax imposed under Section 4999 of the Code because it constitutes an “excess parachute payment” under Section 280G of the Code, the participant may elect to reduce the acceleration of vesting otherwise called for under the award in order to avoid that characterization, provided that doing so would not subject the participant to taxation under Section 409A of the Code. To assist the participant in making that election, the Administrator will appoint a nationally recognized accounting, tax or law firm to determine whether the payments or benefits would constitute parachute payments and, if so, the amount, manner and timing of the acceleration of vesting, payments and benefits that would produce the greatest after-tax benefit to the participant, and such determination will be binding on the Combined Company and the participant absent manifest error.

Adjustments for Changes in Capitalization. The 4K Resources Incentive Plan requires appropriate or proportionate adjustments to be made to the number of shares reserved for issuance under the 4K Resources Incentive Plan, including the maximum number of shares that may be issued in the form of incentive stock options; the number and kind of shares subject to outstanding awards under the 4K Resources Incentive Plan; and the applicable purchase or repurchase price of outstanding awards under the 4K Resources Incentive Plan, in the event of certain corporate transactions or changes in capitalization, such as stock splits, stock dividends, recapitalizations, reorganizations, or similar events.

Tax Withholding. Participants are responsible for any applicable federal, state, local, or foreign tax withholding obligations in connection with awards under the 4K Resources Incentive Plan. The Combined Company and its affiliates have, to the extent permitted by law, the right to deduct any such taxes from any payment of any kind otherwise due to the participant or to satisfy any applicable withholding obligations by any other method of withholding that the Combined Company and its affiliates deem appropriate. The Administrator may require that such tax withholding obligations be satisfied by withholding shares of Class A Common Stock otherwise deliverable under the award, by payment in cash or check, or through other arrangements, including a sale of shares issued upon vesting or exercise of an award to cover the required withholding.

Foreign Participation. To facilitate the granting of awards to individuals residing or working outside of the United States, the Administrator may establish sub-plans or modify the terms and procedures applicable to such awards as necessary or appropriate to comply with foreign laws, accommodate local practices, or obtain more favorable tax treatment.

Clawback and Recoupment. Awards under the 4K Resources Incentive Plan will be subject to the Combined Company’s clawback or recoupment policy as in effect from time to time, and to any clawback or similar requirements imposed by applicable law or stock exchange listing standards.

Amendment and Termination. The Combined Company’s board of directors may amend or discontinue the 4K Resources Incentive Plan and the Administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 4K Resources Incentive Plan require the approval of Combined Company stockholders. The Administrator may not reduce the exercise price of outstanding stock options or SARs, or otherwise “reprice” such awards (including by cancelling and re-granting an award, or exchanging an award for cash or another award, at a time when the exercise price exceeds the fair market value of the underlying Class A Common Stock), without the approval of the Combined Company’s stockholders.

Term. No awards may be granted under the 4K Resources Incentive Plan after the date that is 10 years from the effective date of the 4K Resources Incentive Plan.

Form S-8

Following the consummation of the Merger, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the common stock issuable under the 4K Resources Incentive Plan.

Material U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 4K Resources Incentive Plan, which, subject to approval by ENDRA’s stockholders, will not become effective until the date of the Closing of the Merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside and/or provide services. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on such participant’s particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 4K Resources Incentive Plan. The 4K Resources Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Incentive Stock Options.

No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of Class A Common Stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Combined Company will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of Class A Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of Class A Common Stock at exercise (or, if less, the amount realized on a sale of such shares of Class A Common Stock) over the exercise price thereof, and (ii) the Combined Company will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of Class A Common Stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options.

No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of Class A Common Stock on the date of exercise, and the Combined Company will receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of Class A Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of Class A Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Stock Appreciation Rights.

Generally, a participant will recognize ordinary income upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any shares of Class A Common Stock received. The Combined Company or the Combined Company’s subsidiaries or affiliates generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock.

A participant should not have taxable income on the grant of unvested restricted stock, nor will the Combined Company or the Combined Company’s subsidiaries or affiliates then be entitled to any deduction, unless the participant makes a valid election under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and the Combined Company or the Combined Company’s subsidiaries or affiliates will be entitled to a corresponding deduction in an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse over the purchase price, if any, paid for the restricted stock. Stock bonus awards are taxed in a similar manner as when a restricted stock award is no longer subject to a substantial risk of forfeiture.

If the participant makes a valid election under Section 83(b) of the Code with respect to restricted stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares at that date over the purchase price, if any, for the restricted stock, and the Combined Company or the Combined Company’s subsidiaries or affiliates will be entitled to a deduction for the same amount.

Restricted Stock Units.

A participant will not recognize taxable income at the time of the grant of the RSUs, and neither the Combined Company nor the Combined Company’s subsidiaries or affiliates will be entitled to a deduction at that time. When an RSU is paid, whether in cash or Class A Common Stock, the participant will have ordinary income equal to the fair market value of the shares delivered or the cash paid, and the Combined Company or the Combined Company’s subsidiaries or affiliates will be entitled to a corresponding deduction.

Other Awards.

Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement. The Combined Company generally will be entitled to a tax deduction in connection with other awards under the 4K Resources Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income.

Parachute Payments.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to the Combined Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable on such payments).

Section 409A of the Code

Certain types of awards under the 4K Resources Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the 4K Resources Incentive Plan and awards granted under the 4K Resources Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the plan Administrator, the 4K Resources Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

No grants have been made under the 4K Resources Incentive Plan and none are anticipated to be made in connection with or contingent upon the Closing of the Merger. Future awards under the 4K Resources Incentive Plan to directors, executive officers, employees and consultants of the Combined Company under the 4K Resources Incentive Plan are not presently determinable at the date of this proxy statement/prospectus and are subject to the discretion of the Administrator; therefore, it is not possible to determine the future benefits that will be received by these participants under the 4K Resources Incentive Plan.

Equity Compensation Plan Information

For more information regarding 2016 Incentive Plan, please see the section titled “Equity Compensation Plan Table” contained elsewhere in this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, that the 4K Resources Inc. 2026 Long-Term Incentive Plan, in the form attached as Annex F to the proxy statement/prospectus in respect of the ENDRA Special Meeting, to be approved and adopted in all respects, effective as of the Closing of the Merger and the consummation of the transactions contemplated by the Merger Agreement.”

Required Vote

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of ENDRA common stock which are present in person or represented by proxy and entitled to vote thereon. Abstentions will have the same effect as a vote “Against” the Incentive Plan Proposal. Broker non-votes, if any, are not considered “entitled to vote” on the Incentive Plan Proposal and therefore will have no effect on the Incentive Plan Proposal.

The Merger is conditioned upon the approval of the Incentive Plan Proposal. Notwithstanding the approval of the Incentive Plan Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

Certain ENDRA executive officers and directors have agreed to vote any shares of ENDRA’s common stock owned by them in favor of the Incentive Proposal. Please see the section titled “Agreements Related to the Merger – Voting Agreements” beginning on page 116 of this proxy statement/prospectus for more information.

ENDRA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ENDRA STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5 - THE MERGER-RELATED COMPENSATION PROPOSAL

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) under the Exchange Act, ENDRA is required to submit the Merger-Related Compensation Proposal to ENDRA stockholders to approve, on an advisory, non-binding basis, the “golden parachute” compensation payments that will or may be made by ENDRA and its subsidiaries to its named executive officers that are based on or otherwise relate to the Merger.

This proposal, commonly known as a “say on golden parachute” proposal, gives ENDRA stockholders the opportunity to vote on an advisory, non-binding basis on the “golden parachute” compensation payments that will or may be paid by ENDRA to its named executive officers that are based on or otherwise relate to the Merger. Information intended to comply with Item 402(t) of Regulation S-K concerning this compensation, subject to certain assumptions described therein, is presented in “The Merger – Interests of ENDRA’s Directors and Executive Officers in the Merger” elsewhere in this proxy statement/prospectus. The ENDRA Board encourages you to carefully review this “golden parachute” compensation information disclosed in this proxy statement/prospectus.

The ENDRA Board unanimously recommends that ENDRA stockholders approve the following resolution:

“RESOLVED, that ENDRA stockholders approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the ENDRA named executive officers that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger – Interests of ENDRA’s Directors and Executive Officers in the Merger” elsewhere in this proxy statement/prospectus.

Required Vote

Approval of the Merger-Related Compensation Proposal requires affirmative vote of a majority in voting power of the outstanding shares of ENDRA common stock which are present in person or represented by proxy and entitled to vote thereon. Abstentions will have the same effect as a vote “Against” the Merger-Related Compensation Proposal. Broker non-votes, if any, are not considered “entitled to vote” on the Merger-Related Compensation Proposal and therefore will have no effect on the Merger-Related Compensation Proposal.

The Merger-Related Compensation Proposal is a vote separate and apart from the vote to approve the ENDRA Stockholder Matters, and approval of the Merger-Related Compensation Proposal is not a condition to the completion of the Merger. Accordingly, you may vote to approve the Merger-Related Compensation Proposal and vote not to approve the ENDRA Stockholder Matters or vice versa. Because the vote on the Merger-Related Compensation Proposal is advisory only, it will not be binding on either ENDRA or, if the Merger is consummated, the Combined Company. Accordingly, if the Merger Proposal is approved and the Merger is completed, the compensation that is contractually required to be paid will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of ENDRA stockholders on the Merger-Related Compensation Proposal.

ENDRA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ENDRA STOCKHOLDERS VOTE “FOR” THE MERGER-RELATED COMPENSATION PROPOSAL.

PROPOSAL NO. 6 - THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the ENDRA Board to adjourn the ENDRA Special Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of the Merger Proposal, the Reverse Stock Split Proposal, the Incentive Plan Proposal or the A&R Charter Proposal at the ENDRA Special Meeting, (ii) if ENDRA determines that one or more of the conditions to Closing the Merger is not or will not be satisfied or waived, or (iii) to facilitate the Merger or any other transaction contemplated by the Merger Agreement or the related agreements. If ENDRA’s stockholders approve the Adjournment Proposal, ENDRA may adjourn the ENDRA Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders who have voted previously. See “The Merger – Interests of ENDRA’s Directors and Executive Officers in the Merger.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by ENDRA’s stockholders, the ENDRA Board may not be able to adjourn the ENDRA Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal, the Reverse Stock Split Proposal, the Incentive Plan Proposal and the A&R Charter Proposal.

Required Vote

The Adjournment Proposal is not conditioned on the approval of any other proposal at the ENDRA Special Meeting. The Merger is not conditioned upon the approval of the Adjournment Proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of ENDRA common which are present in person or represented by proxy and entitled to vote thereon. Abstentions will have the same effect as a vote “Against” the Adjournment Proposal. Broker non-votes, if any, are not considered “entitled to vote” on the Adjournment Proposal and therefore will have no effect on the Adjournment Proposal.

ENDRA’s board of directors unanimously recommends that the stockholders vote “FOR” the Adjournment Proposal.

ENDRA’S BUSINESS

As used in this section, references to “the Company,” “ENDRA,” “we,” “us,” and “our” refer to ENDRA Life Sciences Inc. and its consolidated subsidiaries.

Pending Merger Agreement with Renergen

On June 25, 2026, ENDRA, Merger Sub, ASP Isotopes, Noble Africa and Renergen entered into the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble Africa, with Noble Africa surviving the merger as the wholly-owned subsidiary of ENDRA. See “The Merger” and “The Merger Agreement” in this proxy statement/prospectus and for a description of the Merger Agreement and the transactions contemplated thereby. If the merger is completed, the business of ENDRA will become the business of Renergen as described on page 153 under the caption “Renergen Business.” If the Merger is not completed, ENDRA will reconsider its strategic alternatives and may pursue one of the following courses of action, which ENDRA currently believes are the most likely alternatives if the merger with Noble Africa is not completed:

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Pursue another strategic transaction similar to the Merger. ENDRA may resume its process of evaluating other companies interested in pursuing a strategic transaction with ENDRA and, if a candidate is identified, focus its attention on negotiating and completing such a transaction with such candidate.
•
Dissolve and liquidate its assets. If ENDRA is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, ENDRA may dissolve and liquidate its assets. In the event of dissolution, ENDRA would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. If ENDRA dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to ENDRA’s stockholders after paying ENDRA’s debts and other obligations and setting aside funds for its reserves.

Overview

ENDRA was incorporated as a Delaware corporation in 2007. ENDRA is developing a next-generation enhanced ultrasound technology platform—Thermo-Acoustic Enhanced Ultrasound, or TAEUS®.

ENDRA’s initial focus for the development and commercialization of TAEUS is a solution for the assessment of liver fat, a key biomarker associated with metabolic diseases, including metabolic dysfunction-associated steatotic liver disease (“MASLD”) and metabolic dysfunction-associated steatohepatitis (“MASH”).

ENDRA’s objective is to develop a scalable biomarker solution for metabolic disease assessment and management through a non-invasive, point- of-care approach. ENDRA has periodically evaluated and refined its vision, purpose, and go-to-market strategy with respect to TAEUS in response to evolving market conditions and development priorities.

To support adoption across targeted market segments, ENDRA is focused on:

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Leveraging artificial intelligence and machine learning models to enhance measurement accuracy and reproducibility;
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Integrating thermo-acoustic technology with conventional ultrasound to streamline workflows and reduce operator variability; and
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Reducing system size and cost to improve accessibility across care settings.

For its go-to-market strategy, ENDRA intends to focus on serving these four markets:

1.
Pharmaceutical Companies and Clinical Research Organizations (“CROs”);
2.
High-end Primary Care Networks (Concierge Medicine);
3.
Bariatric and Metabolic Clinics; and
4.
Primary and Internal Medicine Practices.

ENDRA intends to offer a multi-year, subscription-based business model with recurring revenue, while continuing to support traditional capital equipment sales with associated service and upgrade offerings.

In 2026, ENDRA implemented cost reduction measures, including a reduction in headcount and prioritization of development activities over clinical ones, to extend its operating runway and focus resources on product improvements and regulatory strategy for its TAEUS liver application. These actions are expected to impact the timing of certain development activities, including delaying the timing of a future De Novo submission to the U.S. Food and Drug Administration (“FDA”) relating to the TAEUS liver application. ENDRA intends to refine its clinical and regulatory strategy based on prior FDA feedback and ongoing development efforts.

In 2025, ENDRA expanded its business strategy to include a Digital Asset Treasury (“DAT”) initiative, managed in collaboration with Arca Investment Management (“Arca”), which seeks to optimize capital preservation and generate non-dilutive returns through investments in decentralized finance (“DeFi”) assets. This financial strategy operates in tandem with ENDRA’s core medical technology mission: the commercialization of the TAEUS platform via a recurring subscription model, with a specific focus on the burgeoning GLP-1 and metabolic disease markets.

The Importance of Understanding Liver Fat

The accumulation of fat in the liver, referred to as steatotic liver disease (“SLD”), is a key biomarker of metabolic diseases, particularly MASH. MASH is a more severe form of MASLD, characterized by liver inflammation and early fibrosis that can progress to cirrhosis, and even hepatocellular carcinoma, and other life-threatening diseases. The presence of excess liver fat is strongly associated with metabolic disorders such as insulin resistance, type 2 diabetes, and hypertension. Additionally, excess liver fat, particularly in the form of MASLD, is considered to be a cardiometabolic risk factor, and studies show statistically significant correlation with increased incidence of kidney disease, cancer, and neurodegenerative disease.

Opportunity

Rising SLD with No Reliable, Inexpensive, Point-of-Care Test

SLD is a rapidly emerging global health crisis, affecting over two billion people worldwide, including more than 100 million individuals in the United States. Despite its prevalence and severe health implications, there remains a significant gap in reliable, affordable, and easily accessible point-of-care tools to detect and monitor liver fat. As SLD continues to rise, its impact on public health and healthcare systems is becoming more evident, particularly as it is strongly linked to metabolic syndrome and a range of chronic conditions such as obesity, type 2 diabetes, cardiovascular disease, and even liver cancer.

Given its increasing prevalence, clinical guidelines are now beginning to emphasize liver fat screening as a crucial component of metabolic disease management. Yet the lack of an effective, widely available diagnostic tool remains a significant barrier to proper disease management and intervention.

Emerging Therapeutics for Liver Fat Reduction

Pharmaceutical advancements are opening new doors for the treatment of SLD, particularly with the rise of GLP-1 receptor agonists. Originally developed for type 2 diabetes, GLP-1 drugs have shown promise in treating a variety of conditions, including obesity, cardiovascular disease, kidney disease, and liver disease.

Multiple pharmaceutical companies are actively developing GLP-1 receptor agonists and related therapies, reflecting significant industry investment in metabolic disease treatment. As new therapies emerge, the need for improved diagnostic methods to identify and monitor patients undergoing treatment is critical.

Diagnostic Gaps: The Urgent Need for Improved Liver Fat Detection

Current methods for assessing liver fat include MRI-based techniques and liver biopsy. MRI-based methods are effective but expensive and resource-intensive, limiting routine use. Liver biopsy is invasive and not suitable for widespread screening or monitoring.

Alternative approaches, including conventional ultrasound and blood-based tests, may lack sufficient accuracy or do not directly quantify liver fat. As a result, there remains a need for non-invasive, cost-effective, point-of-care tools capable of assessing liver fat.

The Future of Liver Fat Diagnosis and Management

With the increasing availability of promising new treatments, the demand for reliable, non-invasive, and cost-effective liver fat diagnostics is greater than ever. The ability to accurately detect and monitor liver fat will be essential in guiding treatment decisions, evaluating therapeutic efficacy, and preventing disease progression. As the medical community continues to prioritize liver fat screening in clinical guidelines, innovation in diagnostic technologies will be key to addressing this growing health crisis.

Current Technology for Liver Fat Measurement

CT and MRI Technologies

Diagnostic imaging technologies such as computed tomography (“CT”), MRI and ultrasound allow physicians to look inside a person’s body to guide treatment or gather information about medical conditions such as broken bones, cancers, signs of heart disease or internal bleeding. The type of imaging technology a physician uses depends on a patient’s symptoms and the part of the body being examined. CT technology is well suited for viewing bone injuries, diagnosing lung and chest problems, and detecting cancers. MRI technology excels at examining soft tissue in ligament and tendon injuries, spinal cord injuries, and brain tumors.

Unfortunately, while CT and MRI systems are versatile and create high quality images, they are also expensive and not always accessible to patients. A CT system costs approximately $1 million and an MRI system can cost $3 million. CT and MRI systems are large and can weigh several tons, typically requiring significant modifications to existing healthcare facilities to safely install the CT and MRI equipment. Because of their size and weight, CT and MRI systems are usually fixed-in-place at major medical facilities. As a result, they are less accessible to primary care and rural clinics, economically developing markets, and patient bedsides.

While CT and MRI systems create high quality images, their use is not always practical. For example, metabolic disease detection, therapies response monitoring, and the efficient screening and monitoring of subjects for new GLP-1 clinical trials requires ongoing surveillance of the patients’ livers and the use of CT and MRI systems to perform that ongoing surveillance is impractical due to the high cost of the scan and the limited availability of CT and MRI systems. Additionally, patient exposure to the ionizing radiation generated by a CT system must be limited for safety reasons. Similarly, because of the strong magnetic field created by an MRI machine, patients with metal joint replacements or cardiac pacemakers may be limited for safety reasons in their use of an MRI system.

Ultrasound Technology

An ultrasound system transmits sound waves, which bounce off tissues, organs and blood in the body. The ultrasound system captures these echoes and uses them to create an image. Ultrasound technology excels at imaging the structure of internal organs, muscles, and bone surfaces. Due to its utility, cost-effectiveness and safety profile, ultrasound imaging is frequently used in a physician’s examination room or at a patient’s bedside as a first-line diagnostic tool, which has resulted in an overall increase in the number of ultrasound scans performed.

Ultrasound systems are more broadly available to patients than either CT or MRI systems. There are an estimated 1.6 million diagnostic ultrasound systems globally in use today. Ultrasound systems are relatively inexpensive compared to CT and MRI systems, with smaller portable ultrasound systems costing as little as $5,000 or less and new cart-based ultrasound systems costing between $50,000 and $200,000. Ultrasound systems are also more mobile than CT and MRI systems and many are designed to be moved by an operator from room to room, or closer to patients. Ultrasound technology does not present the same safety concerns as CT and MRI technology, since ultrasound does not emit ionizing radiation and ultrasound contrast agents are generally considered to be safe.

However, ultrasound’s imaging capabilities are more limited compared to CT and MRI technology. Currently, ultrasound systems cannot measure tissue temperature during thermal ablation surgery or quantify fat levels accurately across the stages of SLD to make to be effective for metabolic diseases detection and therapies response monitoring, or the efficient screening and monitoring of subjects for GLP-1 clinical trials, where CT and MRI systems are used.

ENDRA’s Solution

TAEUS technology uses a pulsed energy source, radio frequency (“RF”), to transmit energy deep into tissue and generate ultrasonic waves based on the tissue composition (or tissue chemistry), differentiating lean and fatty tissues. These waves are then detected with ultrasound sensors at the skin surface and used to create high-contrast images (and other forms of data) using ENDRA’s proprietary algorithms. Unlike conventional ultrasound, which creates images based on the scattering properties of tissue structure, thermoacoustic imaging provides tissue absorption maps that differentiate lean and fatty tissues. Acoustic waves (ultrasound) are only utilized to transmit the absorption signal to the imaging system outside of the body.

ENDRA’s TAEUS Technology Platform for Clinical Applications

To increase the versatility of its thermoacoustic technology, ENDRA is developing TAEUS technology as a platform for multiple applications. Unlike the near-infrared light pulses used in its earlier photoacoustic systems, ENDRA’s TAEUS technology uses RF pulses to stimulate tissues, using a small fraction of the energy that is typically transmitted into the body during an MRI scan. Using RF energy enables TAEUS technology to penetrate deep into tissue, enabling tissue composition at clinically relevant depths. The RF pulses are absorbed by tissue and converted into ultrasound signals, which are detected by an external ultrasound receiver and a digital acquisition system that is part of the TAEUS system. The detected ultrasound can then be processed into ultrasound overlays or quantitative data that may be translated into clinically useful metrics using ENDRA’s proprietary algorithms and displayed to complement conventional gray-scale ultrasound images.

After required regulatory approvals, ENDRA’s TAEUS technology can be added as a standalone system or as an accessory to existing ultrasound systems, helping to improve clinical decision-making on the front lines of patient care, without requiring substantially new clinical workflows or large capital investments. ENDRA also intends to offer a license for its TAEUS technology to OEMs, such as ultrasound and thermoablative capital equipment makers, for incorporation in their new products.

ENDRA believes that its TAEUS technology has the potential to add a number of new capabilities to conventional ultrasound, CT or MRI Imaging systems. In its ex-vivo and in-vivo testing, ENDRA has demonstrated that the TAEUS platform has the following capabilities and potential clinical applications:

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Tissue composition assessment
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Temperature monitoring
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Vascular imaging
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Tissue perfusion analysis

TAEUS Liver Device

ENDRA’s first clinical product is designed to interface with a conventional ultrasound scanner, utilizing the scanner’s B-mode imaging to guide the selected region for assessment of liver fat content. The following sub-systems comprise ENDRA’s first generation product.

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Energy Generation: The RF source consists of a low power waveform generator and a high gain amplifier. Together, these components generate the characteristic pulses of energy required to excite thermoacoustic signals in tissue.
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Energy Delivery into Tissue: The RF applicator transmits pulses of energy generated by the RF source into tissue. The applicator is positioned at the skin surface in proximity to the target region for measurement and is designed to efficiently couple pulsed RF energy into target tissues.
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Signal Detection: A “receive only” ultrasound transducer specifically designed and optimized for thermoacoustic imaging. The transducer sub-system detects thermoacoustic signals induced by the RF source within tissue. The transducer assembly is connected to high-speed electronics for signal amplification, digitization, and processing.
•
Computation and Display: The computer provides processing capability to both utilize the conventional ultrasound data for navigation to the measurement site of interest, and the calculations required to convert digitized thermoacoustic signals into estimates of fat content in liver tissue. The entire sub-system will reside in a single enclosure, on wheels, and sit adjacent to the patient exam bed. A small digital touchscreen display is used for both operator input and the display of data.

TAEUS platforms may provide two-dimensional imaging with a transducer composed of multiple receive elements. ENDRA is currently developing an improved version of its first-generation liver device. The RF source and applicator are similar to those in the first-generation product, but the multi-element transducer would allow for multiple applications including reading tissue composition, response to thermoablative procedures, vascular flow, tissue perfusion, and other potential applications.

Target Markets

ENDRA intends to initially focus on four potential markets for the TAEUS liver device: 1) Pharmaceutical Companies and CROs, 2) High-end Primary Care Networks, 3) Bariatric and Metabolic Clinics and 4) Primary and Internal Medicine at large. ENDRA expects that there will also be minimal focus on Hepatology and Radiology customers.

Pharmaceutical Companies and Clinical Research Organizations (CROs)

A growing number of pharmaceutical companies are engaged in the development of GLP-1 and related metabolic disease therapies and recruiting patients for Phase 3 clinical trials remains one of the most critical and challenging aspects of drug development.

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GLP-1 Trials: The typical patient count for Phase 3 GLP-1 trials ranges between 1,000 and 3,000. However, patient recruitment is complicated by screening failure rates, which can range between 20% and 50%. This means that to secure 1,000 eligible participants, as many as 2,000 individuals must be screened.
•
MASH Trials: Similarly, Phase 3 clinical trials for MASH drugs require between 1,000 and 2,000 participants. Given the complexity of the disease and eligibility requirements, the screening process must cover between 2,500 and 10,000 candidates to meet the required participation levels.

These high screening failure rates contribute to increased costs and extended timelines for clinical trials.

The financial burden of conducting late-stage clinical trials is substantial. One key component of the cost structure is the use of Magnetic Resonance Proton Density Fat Fraction (“MR PDFF”), a diagnostic tool commonly used in metabolic disease studies. One in three Phase 2 or 3 GLP-1 studies incorporates MR PDFF during the trials. The cost for CROs to conduct these exams typically falls between $1,500 and $2,500 per patient, with a minimum of two to three exams of each patient required per trial. There is a partial reimbursement, but it’s minimal. These costs underscore the financial considerations that pharmaceutical companies must account for when planning large-scale trials.

High-End Primary Care Networks (Concierge Medicine)

High-End Primary Care Networks, also known as concierge medicine, have expanded in recent years, reflecting increased demand for personalized and preventative care models.

One area where concierge medicine can differentiate itself is through advanced metabolic health monitoring, particularly liver fat fraction assessment. Early detection and proactive management of liver fat accumulation can provide significant health benefits, particularly for patients at risk of metabolic disorders, obesity, and diabetes-conditions frequently encountered in concierge practices.

Concierge medicine thrives on offering innovative health solutions that traditional primary care settings may not provide. New technologies are of high interest in this sector, and cost is less of a concern, making ENDRA’s offering an attractive investment for concierge networks. By incorporating liver fat fraction monitoring into routine patient assessments, it is possible that concierge physicians can offer personalized preventative care, enhance cardiometabolic risk management, strengthen patient engagement and retention, and set a new standard in concierge medicine.

Bariatric and Metabolic Clinics

Bariatric and metabolic clinics are on the front lines of tackling obesity and related metabolic diseases, providing critical care to thousands of patients across the U.S. A substantial and growing number of clinics are expanding their scope beyond weight loss to treat a broad range of metabolic disorders including the prescription of GLP-1 receptor agonists to help regulate appetite and blood sugar levels.

While these clinics are leading the way in metabolic disease management, one major challenge persists-the high cost of diagnosing and monitoring metabolic conditions. Traditional methods, such as MRI-based liver fat fraction assessments, are expensive, time-consuming, and often impractical for routine use.

Clinics generally rely on basic biometric markers such as Body Mass Index (“BMI”) and ultrasound exams. BMI and ultrasound are not accurate predictors of liver fat. Given the inaccuracy of biometric markers and ultrasound liver fat assessments, bariatric and metabolic clinics need more affordable, scalable solutions to monitor metabolic diseases effectively.

Primary and Internal Medicine Practices

Obesity, diabetes, and liver disease are on the rise in the U.S., placing an increasing burden on healthcare providers. Primary care and internal medicine physicians are on the front lines, responsible for screening patients and monitoring their response to lifestyle changes and drug therapies. However, the prevailing approach to diagnosing and tracking metabolic conditions remains costly and inefficient, largely due to the reliance on ineffective ultrasound or expensive MRI-based liver fat fraction assessments.

Imaging centers and diagnostic labs play a crucial role in liver disease detection. They are essential for screening obesity, diabetes, and metabolic disorders at scale. However, most of these laboratories focus on blood-based markers for diabetes and liver disease. While blood tests provide valuable insights, they do not directly measure liver fat fraction or structural changes in the liver-critical indicators of metabolic health.

Clinical Studies, Regulatory Approvals, and Commercialization

Regulatory Market Access Approval Pathway and Human Study

Each of ENDRA’s TAEUS platform applications will require regulatory approvals before ENDRA is able to sell or license the application. Based on certain factors, such as the installed base of ultrasound systems, availability of other imaging technologies, such as CT and MRI, economic strength and applicable regulatory requirements, ENDRA intends to seek approval of its liver device for sale in the European Union, and the United States and may later seek approval in other markets.

ENDRA previously collaborated with certain research hospitals in North America and Europe for the conduct of clinical studies comparing its TAEUS clinical system to MRI PDFF in the measurement of liver fat. These agreements provided for clinical trials to collect data and user feedback to inform the further development of ENDRA’s TAEUS clinical system.

FDA De Novo Request

In the third quarter of 2023, ENDRA submitted a De Novo request to the FDA that included as support clinical data gathered from human studies comparing liver fat measurements by its TAEUS liver device to measurements by MRI-PDFF. In the fourth quarter of 2023, the FDA sent an Additional Information request related to ENDRA’s De Novo application. In order to fully respond to the FDA’s questions, ENDRA was required to compile additional clinical data, provide additional device test data, and respond to cybersecurity related questions in a new De Novo submission. In light of the need for additional clinical data, the original De Novo application was formally closed by the FDA on April 24, 2024, in line with FDA internal procedures. In light of the cost reduction measures described above, ENDRA has halted the clinical activity necessary to support a new De Novo application and do not presently intend to restart such activity unless and until ENDRA has increased resources available for such purpose.

Sales and Marketing

ENDRA previously established commercial infrastructure in Europe; however, in connection with cost reduction initiatives, it reduced certain commercial activities and is prioritizing regulatory and clinical milestones, particularly in the United States.

ENDRA expects to pursue commercialization through a focused direct sales model, supplemented over time by partnerships and channel relationships, subject to regulatory approvals and resource availability.

ENDRA plans to implement a new low barrier-to-entry, multi-year, subscription-based business model with monthly recurring revenue.

Based on ENDRA’s assessment of the medical capital equipment market, ENDRA intends to price its initial liver TAEUS system competitively taking into the consideration multiple factors such as TAEUS’s clinical value, customer ROI and competitive differentiation compared to alternatives.

Engineering, Design and Manufacturing

ENDRA uses suppliers of components and contract manufacturers to design, assemble and test the TAEUS liver system. Suppliers are vetted before engaging in work with ENDRA and are reviewed annually, as part of its quality management system, to assure their performance meets its needs. ENDRA maintains internal processes to monitor designs, inventory and supply of key components needed to manufacture its TAEUS liver system. ENDRA plans production in accordance with anticipated commercialization and sales timelines and availability and lead times of needed materials.

Regulation

European Union

The primary regulatory environment in Europe is the European Union. In the European Union, applications incorporating ENDRA’s TAEUS technology are regulated as Class IIa medical devices. ENDRA’s MASLD TAEUS application has received, and ENDRA expects its future applications will need to receive, certification from a Notified Body required to CE mark its applications as a result of successful review of one or more submissions prepared by its contract engineering and manufacturer(s), so that such applications can be marketed and distributed within the European Economic Area. Each of ENDRA’s applications will be required to be regularly recertified for CE marking, which require period ISO audits and MDR conformity audits. The audit process, which will include on-site visits at ENDRA’s facility, and possibly the contract manufacturer’s(s’) facility(ies), will require ENDRA to provide the contract manufacturer(s) with information and documentation concerning its quality management system and all applicable documents, policies, procedures, manuals, and other information. Additionally, in order to import its devices into various EU countries, ENDRA must comply with the Restriction of Hazardous Substances Directive (“RoHS”) and the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”). ENDRA has undertaken a number of steps to ensure that both ENDRA and its suppliers are compliant with RoHS and REACH in order to do business in the European Union.

In the European Union, the manufacturer of medical devices is subject to current Good Manufacturing Practice, specifically ISO 13485, as set forth in the relevant recognized standards, laws and guidelines of the European Union and its member states. Compliance with ISO 13485 is assessed by a Notified Body accredited by a Competent Authority under the MDR. For a Class IIa device, typically, quality system evaluation is performed by the Notified Body, which also provides the certifications necessary to fix a CE mark to the products. The Notified Body may conduct inspections of relevant facilities, and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining certification for each application, in many cases each device manufacturing facility must be audited on a periodic basis by the Notified Body. Further inspections may occur over the life of the application.

ENDRA also must comply with data privacy regulations in the European Union and the UK. The collection and use of health data and other personal data including data collected in clinical trials is governed in the EU by the General Data Protection Regulation (“GDPR”), which imposes substantial obligations upon companies and new rights for individuals. The GDPR also forms part of the law of Great Britain (England and Wales, Scotland and Northern Ireland) by virtue of section 3 of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419) (“UK GDPR”). Failure to comply with the GDPR may result in fines of the higher of (i) €20,000,000 or (ii) 4% of the preceding fiscal year’s total annual global revenues of the noncompliant company, among other administrative penalties, depending on the nature and severity of the violation. Although ENDRA does not expect to process any personal data from the operation of its products, the GDPR has increased ENDRA’s responsibility and potential liability in relation to personal data involved in the operation of its products, and ENDRA may be required to implement additional measures in order to comply with the GDPR and with other laws, rules, regulations and standards in the EU and UK relating to privacy and data protection. This may be onerous and if ENDRA’s efforts to comply with GDPR or other applicable laws, rules, regulations and standards are not successful, or are perceived to be unsuccessful, it could adversely affect ENDRA’s business.

FDA Regulation

Each of ENDRA’s products must be approved, granted or cleared by the FDA before it is marketed in the United States. Before and after approval, grant or clearance in the United States, ENDRA’s applications are subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act (the “FD&C Act”) and/or the Public Health Service Act, as well as by other regulatory bodies. The FDA regulations govern, among other things, the development, testing, manufacturing, labeling, safety, storage, record-keeping, market clearance or approval, advertising and promotion, import and export, marketing and sales, and distribution of medical devices and pharmaceutical products.

Section 513(f)(2) of the FD&C Act allows manufacturers to submit a De Novo request to the FDA for devices “automatically” classified into Class III by operation of section 513(f)(1). Pursuant to the Food and Drug Administration Modernization Act (the “FDAMA”), in order to submit a De Novo request, a device first has to be found not substantially equivalent (“NSE”) to legally-marketed predicate devices through a premarket notification (510(k)). Section 513(f)(2) was modified by section 607 of Food and Drug Administration Safety and Innovation Act, which created an alternative mechanism for submitting a De Novo request that does not require that a device be reviewed first under a 510(k) and found NSE prior to submission of a De Novo request. If a device manufacturer believes their device is appropriate for classification into Class I or Class II and determines, based on currently available information, there is no legally marketed predicate device, they may submit a De Novo request without a preceding 510(k).

ENDRA believes that its device is appropriate for classification into Class II and, based on available information, that there is no legally marketed predicate device. Hence, ENDRA expects that its device will require FDA De Novo grant prior to being legally marketed, and plans to submit any De Novo request without a preceding 510(k).

Environmental

ENDRA’s manufacturing processes involve the use, generation, and disposal of hazardous materials and wastes, including alcohol, adhesives, and cleaning materials. As such, ENDRA are subject to stringent federal, state, and local laws relating to the protection of the environment, including those governing the use, handling, and disposal of hazardous materials and wastes. ENDRA believes it are in material compliance; however, future regulatory changes may increase costs.

Competition

While ENDRA believes that it is the only company developing RF-based thermoacoustic ultrasound products, it faces direct and indirect competition from a number of competitors, many of whom have greater financial, sales and marketing and other resources than it does, and offer alternatives to RF-based thermoacoustic technology for measuring the fat content of liver with ultrasound machines.

Manufacturers of ultrasound and MRI systems include multi-national corporations such as GE Healthcare, Royal Philips, Siemens Healthineers, Canon Corporation, and Fujifilm Corporation. There is another smaller but emerging market of low-end hand-held ultrasound competitors that could pursue some liver-related applications. In the SLD diagnosis market, ENDRA will compete with makers of surgical biopsy tools, such as Cook Medical and Sterylab S.r.l. In the thermal ablation market, ENDRA will compete with manufacturers of surgical temperature probes, such as Medtronic plc and St. Jude Medical, Inc.

Human Capital

As of June 30, 2026, ENDRA had 4 employees, all of whom are located in the United States. None of ENDRA’s employees are covered by a collective bargaining agreement, and ENDRA believes its relationship with its employees is good.

ENDRA also engages contractors, technical and scientific advisors and other experts, on an as-needed basis, to supplement existing staff. ENDRA believes that these advisors provide it with necessary expertise in clinical ultrasound applications, ultrasound technology, and intellectual property.

Other Potential Applications of ENDRA’s Technology

ENDRA is exploring additional potential applications of TAEUS technology, including thermal ablation monitoring, vascular imaging, and tissue perfusion analysis.

These applications remain under development and there can be no assurance as to their technical feasibility, regulatory approval, or commercial viability.

Intellectual Property

ENDRA relies on a combination of patent, copyright, trademark and trade secret laws and agreements with employees and third parties to establish and protect its proprietary intellectual property rights. ENDRA requires its officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to ENDRA of all inventions made during the course of their employment or consulting relationship. ENDRA also enters into nondisclosure agreements with its commercial counterparties and limit access to, and distribution of, its proprietary information.

ENDRA is committed to developing and protecting its intellectual property and, where appropriate, filing patent applications to protect its technology. ENDRA’s issued and pending patents claims are directed at the following areas related to its technology:

•
Methods to induce and enhance thermoacoustic signal generation;
•
System configurations, devices and novel hardware for transmission of RF pulses into tissue and detection of acoustic signals;
•
Methods for integrating ENDRA’s devices with existing conventional ultrasound systems; and
•
Methods and algorithms for signal processing, image formation and analysis.

As of June 30, 2026, ENDRA maintained a patent portfolio consisting of 42 patents issued in the United States and 45 issued patents in foreign jurisdictions, 4 patent applications pending in the United States and 14 patent applications pending internationally relating to its technology. These patents and patent applications largely cover certain innovations relating to fat imaging, fat quantitation, and temperature monitoring in the liver and other tissues.

Each of ENDRA’s utility patents generally has a term of 20 years from its respective priority (earliest filing) date. Design patents have a term of 14 years from the filing date of the respective application. Among ENDRA’s issued utility patents in the U.S., the first patent is set to expire in 2033 and the last patent is set to expire in 2043.

Digital Asset Treasury Strategy

ENDRA’s DAT strategy focuses on cryptocurrency, and specifically a strategy of holding one to five decentralized finance digital assets, beginning with $HYPE, the native digital asset of the Hyperliquid network (“HYPE”). ENDRA intends to monitor ongoing developments in the regulatory environment around cryptocurrencies, including pending federal legislation, and may modify or expand its DAT strategy to the extent ENDRA determines compliant with federal rules and regulations and not giving rise to a requirement that ENDRA register as an investment company under the Investment Company Act of 1940, as amended.

Asset Manager

In connection with ENDRA’s DAT strategy, it entered into an Amended and Restated Investment Management Agreement (the “Investment Management Agreement”) with Arca, pursuant to which Arca provides active asset management services in accordance with the investment strategy and investment objectives, policies, guidelines and restrictions as agreed to from time to time by ENDRA and Arca. Arca has discretion to manage funds allocated to ENDRA’s DAT strategy, focusing on decentralized finance, including, without limitation, by purchasing one to five decentralized finance digital assets, such as HYPE, directly or indirectly through the use of derivative instruments. The Investment Management Agreement may be terminated by either ENDRA or Arca upon not more than sixty (60) days’ but not less than thirty (30) days’ written notice to the other party.

Custody

ENDRA holds substantially all of its DAT assets in custody accounts at Anchorage Digital Bank, N.A. (“Anchorage”), a U.S.-based, institutional-grade custodian. As ENDRA develops its DAT strategy, it may expand its holdings to multiple similar custodians. In connection with its DAT strategy, ENDRA entered into a Master Custody Service Agreement with Anchorage (the “Custody Agreement”), pursuant to which it will act as custodian of ENDRA’s digital assets it deposits with Anchorage. Services provided by Anchorage will include storage of digital assets and related settlement and support services. Under the Custody Agreement, Anchorage does not have the authority to assign, hypothecate, pledge, encumber or otherwise dispose of ENDRA’s digital assets, subject to a lien to secure payment to Anchorage in respect of its services. The Custody Agreement has an initial term of one year, at which time it will automatically renew for successive renewal terms unless either party provides no less than 30 days’ prior written notice.

RENERGEN’S BUSINESS

Unless the context otherwise requires, references in this section under the heading “Business of Renergen” to “Renergen,” the “Company,” “we,” “us” or “our” refer to Renergen Limited and its subsidiaries, whose business will constitute the vast majority of the Combined Company’s operations following the Merger alongside the existing operations of ENDRA. Unless otherwise specified, references to years in this section refer to calendar years and not to Renergen’s fiscal year, which ends on February 28 (or February 29 in a leap year) of each year.

Business Overview

We are South Africa’s leading onshore natural gas explorer and the first integrated producer of both liquid helium and LNG. Both products are derived from the natural gas found in our proven reserves that underpin the Virginia Gas Project, which includes (i) the liquefaction of natural gas into LNG, (ii) the separation of helium from natural gas and (iii) the further liquefaction of helium into 99.999% pure liquid helium. This liquefaction and separation takes place at the Virginia Gas Plant. Based on the drilled and flow-tested wells, our average helium concentration across the field based on exploration to date exceeds 3%, which is well above typical conventional natural gas reservoirs containing helium in small concentrations (less than 0.5%). Our principal asset is our 94.5% equity ownership in Tetra4, which holds the production right and is the entity developing the Virginia Gas Project. Phase 1 has commenced commercial LNG operations, with the sale of first liquid helium production achieved in February 2025. The pre-development of Phase 2 is ongoing. Renergen received a letter of conditional approval from the United States International Development Finance Corporation (“DFC”), pursuant to the DFC’s application review process, for up to $535 million in senior secured debt financing (the “Commitment Letter”). On September 30, 2026, the DFC agreed to extend its conditional commitment to permit the finalization the finance agreement under the Commitment Letter to July 1, 2029. The Commitment Letter is non-binding and subject to a number of terms and conditions, contingencies and uncertainties. There can be no assurance that we will ultimately enter into a binding definitive agreement with the DFC or that the terms of such agreement will not differ, possibly materially, from those described herein. See “Renergen Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Conditional Indications of Support from the DFC and SBSA” for additional information regarding conditions precedent to funding by the DFC. In addition, the Standard Bank of South Africa (“SBSA”) has previously indicated its willingness to consider supporting Phase 2 of the Virginia Gas Project with up to $250 million of senior secured debt funding. No binding definitive agreements have been executed with respect to either facility, and there can be no assurance that we will be able to negotiate and enter into such agreements on terms that are favorable to us, or at all. We intend to continue to pursue senior debt funding for Phase 2 from these and potentially other institutional lenders. The proposed facilities are expected to be interdependent, with the full funding package required to be in place through binding definitive agreements before any drawdown under either facility.

The origin of our Company’s primary asset dates back approximately two billion years, when an asteroid 10-15 kilometers in diameter struck the earth near where the town of Vredefort stands today, creating the Vredefort Crater, in which the Virginia Gas Project is situated. The conditions of this interstellar impact resulted in a cap rock dome that sealed ultra-rich deposits of uranium and thorium (the source of our helium) and an adaptive deep-seated colony of underground bacteria (the source of our natural gas). The uranium and thorium have been decaying over 1.8 billion years, producing alpha particles that subsequently become helium. The methane is generated because of the decomposition of the organic content deposited from the lacustrine paleo environments, while the 2.02-billion-year-old impact event created the interconnected fault and fracture system that supports reservoir connectivity. This unique resource of high-purity natural gas with a high concentration of helium, nearly two billion years in the making, has now entered the production phase for the benefit of South Africa and the world, at a time when global helium and energy supplies are constrained due to geopolitical conditions and supply chain challenges.

Helium is a vital and irreplaceable element in many modern industries because it is both chemically and electrically inert and, when in liquid form, is the coldest substance known to man at 4 degrees Kelvin (minus 454.3 degrees Fahrenheit). For these reasons, helium can be used in the manufacture of semiconductors, to purge laboratory or manufacturing environments, as a fuel propellant for other cryogenic fuels, and to provide deep cryogenic cooling. Common applications include space exploration and rocketry, high-level physics experiments (e.g., particle accelerators, quantum mechanics), medical science within MRI devices, fiber optic cable production, commercial diving gas, specialized welding, coolant for nuclear power stations, and lifting balloons. We believe that it was for these reasons that the DFC has indicated its willingness to consider supporting the funding of Phase 2 of the Virginia Gas Project for up to $535 million as part of the United States’s initiative to ensure new helium supply comes online as aerospace and the semiconductor industry increase helium requirements in the face of diminished supply, while increasing South Africa’s domestic energy supply.

We believe that our LNG supply can play an important role in reducing South Africa’s carbon emissions because we are the first, and currently the only, LNG supplier in the country. According to the Energy Institute (2024), coal accounts for approximately 70% of the share of national primary energy consumption, with gas representing only around 3.5%. As a result, according to the World Bank, South Africa ranks as one of the top 10 worst countries for carbon emissions per kilogram per purchasing power parity of GDP. This ranking is largely attributable to South Africa’s high reliance on low-grade coal to provide electricity. Accordingly, the introduction of our LNG into South Africa’s energy supply mix, including the possible direct substitution of our LNG for diesel first, and then potentially coal, may help reduce South Africa’s overall carbon emissions intensity as the country moves towards its net zero carbon emissions targets by 2050.

We believe we are well positioned to capitalize on our South African first-mover advantage in LNG and our globally significant proven helium reserves.

Our Independently Verified Helium and Natural Gas Reserves

As of February 28, 2026, Sproule Incorporated, our independent reserve enegineer (“Sproule”), estimated our proved, probable and possible methane natural gas reserves at 188,273 Mmcf, 169,419 Mmcf and 177,024 Mmcf, respectively, and estimated proved, probable and possible helium reserves at 6,446 Mmcf, 5,817 Mmcf and 6,077 Mmcf, respectively. These estimates are based on a reserve report prepared by Sproule. This reserve report was based on several successive reserve reports and the analysis of historical wells, some of which were drilled by third parties, with the remaining wells drilled by us.

The Company has also undertaken exploration and appraisal activities during periods of lower plant productivity. This work delineated a new Permian Karoo Vryheid Sandstone reservoir, which produced a good flow test. As of February 28, 2026, further evaluation was required before reserves could be assigned to this reservoir.

The following table shows our estimated net natural gas and helium reserves based on the Sproule report as of February 28, 2026:

In thousands	Net natural gas reserves (MMcf)	Net helium reserves (MMcf)
Proved developed producing (PDP)	3,714	116
Proved developed non-producing (PDNP)	331	10
Proved undeveloped (PUD)	184,228	6,320
Total proved natural gas reserves	188,273	6,446
% Proved undeveloped (PUD) of total proved	97.9%	98.0%

For more information regarding our reserves, see “—Our Reserve Data.”

Our Locations and Development

Our exploration rights and production right for the Virginia Gas Project seek to develop the field in and around the town of Welkom, where gas-emitting boreholes were discovered by other mineral exploration activities in the South African Free State province. The gases found in the Virginia Gas Project originate from deep within the geological region called the Witwatersrand Supergroup, which comprises the Central Rand Group and the West Rand Group. Overlying the Witwatersrand Supergroup is the Ventersdorp Supergroup, and above the Ventersdorp Supergroup lies the Karoo Supergroup, comprising the Beaufort, Ecca and Dwyka Groups. Certain gas-emitting boreholes now contained within the Virginia Gas Project were originally drilled by mining companies to explore for gold in Witwatersrand Supergroup formations underlying the coal-bearing Karoo and Ventersdorp Supergroups’ lavas.

Tetra4 has shown, by drilling and flow testing, that natural gas and helium are trapped in both faults and volcanic dykes and sills within the Ventersdorp and Witwatersrand Supergroups as well as in sandstone deposits. The gas is potentially a mix of mantle-derived abiogenic hydrocarbons and biogenic hydrocarbons, which in turn are derived from coal beds of the Ecca Group of the Karoo Supergroup and algal mats within the shallow marine/lacustrine Witwatersrand Supergroup deposits.

Within our production right, we have identified gas-bearing coal and sandstone formations in addition to the fractured Witwatersrand reservoir. Historical drilling and production activities have demonstrated the presence of natural gas with elevated helium concentrations within the sandstone reservoir. Gas production from the sandstone and coal formations may be accompanied by water production, which can require completion and production techniques appropriate to the associated reservoir and fluid conditions and differs from the open-hole or “barefoot” completion approach generally applicable to our fractured Witwatersrand reservoir. The identified sandstone and coal formations are extensive; however, their areal extent and thickness alone are not sufficient to establish the volume of recoverable gas or helium. We are therefore undertaking further geological, engineering and reservoir evaluation, with the sandstone reservoir expected to be initially quantified as part of our planned geological and reserves update toward the end of 2026. No reserves have currently been assigned to these additional reservoir opportunities.

For the fractured Witwatersrand reservoir, Sproule’s 2026 reserve assessment is based on a development plan comprising infill and step-out well locations along mapped productive faults, with well density considered as part of the development planning process. The development plan retains the 300 meter spacing as provided by Sproule and includes vertical and directionally drilled wells designed to intersect the known productive structural features of the fractured reservoir. The location and orientation of individual wells are intended to provide access to known gas-bearing structures and to support the development of the productive reservoir. Sproule’s PUD locations are based on known penetrations, including blowers and wells demonstrating sustained gas flows, and are positioned as infill or step-out locations from these known productive penetrations.

In addition to the fractured Witwatersrand reservoir, the Company’s exploration program during the reporting period delineated the Permian Karoo Vryheid Sandstone reservoir. The reservoir demonstrated a good flow test; however, as of February 28, 2026, further evaluation was required before reserves could be assigned to the Vryheid Sandstone. Accordingly, no reserves attributable to the Vryheid Sandstone are included in Sproule’s February 28, 2026 reserve estimates. The Company intends to undertake further geological, engineering and reservoir evaluation of the Vryheid Sandstone, including additional flow testing and assessment of its productive potential. Any future reserves or resources attributable to this reservoir will be subject to the results of such evaluation and the applicable reserve estimation standards.

The February 28, 2026 Sproule assessment instead incorporates historical production performance and sustained gas flows from multiple producing wells and blowers in its evaluation of production decline and ultimate recovery. Accordingly, readers should not infer from the historical curves below that the initial production rates, decline rates or well lives depicted constitute current 2026 Sproule assumptions.

The development of the vertically integrated Virginia Gas Project includes additional exploration and development of the Virginia Gas Field, construction of low-pressure well-site gathering pipelines, and construction of the facility itself where we expect to refine our natural gas into LNG and liquid helium.

The Virginia Gas Project is intended to enhance the energy security of South Africa and, more broadly, provide the world with a desperately needed, less carbon-intensive, and secure source of helium.

In South Africa, petroleum production rights are issued by the Department of Mineral and Petroleum Resources (“DMPR”) and serve as the mechanism through which all entities are granted the right to extract and sell hydrocarbons and associated coproducts. Our production right defines our flagship Virginia Gas Project and is currently valid through 2042 and renewable for an additional 30-year period thereafter. For more information on the South African petroleum rights and permits system, see “—The South African Petroleum Rights and Permits System” below.

Our Phased Development Approach

Compressed natural gas pilot plant—From exploration to operational pilot plant paving the way for future development

Tetra4 was initially established in 2005, and was awarded its first exploration right in 2007. In 2012, a portion of Tetra4’s exploration rights were converted to a production right. Tetra4 focused on exploring and drilling on its exploration rights and production right, and began to develop a business strategy, which involved commercializing the field. In 2015, we reached an agreement with Unitrans to develop a pilot plant that involved Unitrans procuring a small fleet of dedicated compressed natural gas (“CNG”) buses to operate within the CNG plant. The CNG plant provided a critical transport service to the surrounding mining companies for their labor and further supported local government needs by fulfilling community-based transport requirements in the surrounding Virginia, Welkom and Theunissen areas.

In 2015, we procured and constructed a small CNG facility that was self-powered using our natural gas. Auxiliary power requirements for control and instrumentation were supplied by electricity that was generated by two natural gas generators using our own natural gas from the well.

The CNG facility started producing CNG in September 2016, and was originally only meant to operate until 2021. However, at the request of Unitrans, we continued to produce CNG at the CNG facility for an additional 12 months. Production of CNG at the CNG facility was officially stopped on September 30, 2022. This well is now tied into Phase 1 of the Virginia Gas Project.

The production from the CNG facility was consumed by a fleet of ten buses, and therefore our ability to scale and produce from the CNG facility was always limited. The importance of the CNG plant and CNG facility was to demonstrate to stockholders, transport customers and other stakeholders that natural gas can provide reliable and stable energy, which demonstrates that the field has the potential to expand significantly. The buses traveled in excess of 4.4 million kilometers (2.73 million miles) and saved in excess of 4.2 million kilograms of CO2 emissions for the duration of the pilot plant’s operations.

Phase 1—From project development and construction to production operations

Phase 1 has been divided into three stages to allow for a seamless startup and to further ramp up to nameplate capacity. Stages 1 and 2 of Phase 1 were completed by the end of October 2022, and collectively consist of wells, a gas gathering pipeline, the LNG and liquid helium processing plant and associated utilities. LNG production commenced in November 2022. Initial LHe production commenced in January 2023, after which the LHe facility entered final commissioning and performance testing. During commissioning, the Company encountered technical and operational challenges, including a helium system leak that was repaired during 2024. The first commercial test product was produced in February 2025, following which the Company took a strategic decision to turn off the helium system until sufficient wells were drilled to support commercial production operations and sales of liquid helium. An initial sale of small-scale liquid helium occurred in February 2025 and drilling resumed in April 2025 following bridge loan funding by ASP Isotopes prior to completion of its acquisition of Renergen. The third and final stage of Phase 1 involves the drilling of several additional production wells and completing the associated gas gathering and tie-in connections for these wells in order to successfully ramp up Phase 1 to its planned production capacity. Phase 1 is expected to produce approximately 2,500 GJ per day of LNG and approximately 70 Mcf per day of liquid helium (approximately 350 kg per day of LHe) at nameplate capacity.

Phase 1 serves as both a proof of concept for the larger development that will be Phase 2 and a source of early-stage sales and revenue generation to establish a foundational customer base, foster customer relationships and potentially de-risk raising capital for future funding needs. We believe this proof of concept and phased approach to be the most responsible and advantageous avenue to advance an originally open field to what is today the only producing onshore LNG facility in all of South Africa to date. We have secured multi-year offtake agreements for approximately 75% of the plant’s LNG production in Phase 1 with various customers. We plan to allocate the remaining Phase 1 LNG production for sale to a combination of industrial users, small-scale gas-to-power or domestic trucking markets. Subsequent to February 28, 2026, on June 23, 2026, Tetra4 entered into its first take-or-pay contract for the sale of contained (liquid) helium to an Asian industrial gases company, a five-year agreement priced at greater than $600/Mcf of contained helium on an all-in plant-gate basis and representing approximately 15% of Phase 1’s expected nameplate helium capacity. Tetra4 is in active discussions with additional potential customers and expects to complete contracting for expected Phase 1 volumes during the fourth quarter of 2026 or to sell helium into the spot market. Over the course of this initial development, Phase 1 has allowed us to demonstrate both the productivity of our resources and our ability to produce both LNG and liquid helium.

Plant Commissioning and Operations

Following the restart of drilling and production activities in April 2025, the Phase 1 processing plant has been progressively upgraded to support increased gas throughput and stable operations as additional wells are brought online.

Key elements of the plant build and upgrade program include:

•
installation of an additional compressor station, increasing overall compression capacity;
•
completion of dewar filling system optimizations to enable efficient liquid helium offtake while the plant ramps to full capacity; and
•
cold box and system modifications designed to support stable cryogenic operations and improved plant availability.

Our Compressor Station C was commissioned in the first quarter of 2026 and is currently in operation. To support operational continuity during planned maintenance periods, additional storage capacity has been ordered for installation in 2027, which consists of a combination of static storage tanks and road trailers. An additional CO₂ scrubber has also been installed to accommodate a wider range of gas compositions.

On August 20, 2026, the Company announced that the Phase 1 liquid helium plant had entered its commissioning phase following engineering optimization. The Company expects to deliver first commercial liquid helium to customers during the fourth quarter of 2026 and to ramp production to nameplate capacity during the remainder of 2026.

Drilling and Subsurface Evaluation

Since the restart of operations in April 2025, the drilling and subsurface program has focused on increasing gas supply while materially improving geological confidence. A key change post-restart has been the engagement of a U.S.-based independent exploration, well design, drilling and reservoir modeling specialist, to support seismic interpretation, reservoir modeling, well placement, well design and drilling execution. This represents an advancement of prior drilling approaches and a greatly improved target selection and well design.

As of February 28, 2026:

•
15 of 18 wells drilled in the fractured reservoir intersected gas;
•
four of the 18 wells were drilled into a newly identified sandstone reservoir at shallow depths (less than 500 meters), with gas intersections confirmed in two wells; this sandstone reservoir is not included in existing independent reserve assessments, and further flow testing and evaluation are underway;
•
drilling in the fractured reservoir has confirmed that gas-bearing fractures and faults extend deeper than previously drilled (>1500 meters);
•
a trial workover of an existing Wits fractured producing well has materially increased gas flow rates, and similar workovers are planned for additional wells; and
•
the Company has identified sufficient raw gas volumes within the field to support the plant at nameplate capacity. However, achieving sustained nameplate production remains subject to the completion, commissioning and successful production of the relevant Karoo wells and associated completion and gathering infrastructure.

Gas Gathering Infrastructure

Gas gathering infrastructure continues to expand as additional production wells are brought online, including:

•
tie-in of new production wells to the processing facility;
•
upgrades to low-point drains and pipeline components to improve gas flow; and
•
completion of dynamic hydraulic modeling to support future well tie-ins and system optimization.

Overall gas gathering infrastructure is estimated to be more than 70% complete and will continue to be expanded on a well-by-well basis as new production wells are drilled and commissioned.

Phase 2—Project Scope

We commenced the pre-development of the Phase 2 expansion of the Virginia Gas Project in March 2020. Phase 2 is intended to be a significantly larger-scale development than Phase 1, designed to utilize a greater portion of our independently verified reserves and operate at an industrial scale. Our original front-end engineering design (“FEED”) was designed for Phase 2 to produce approximately 34,000 GJ per day of LNG and approximately 900 Mcf per day of liquid helium, through production wells targeting approximately 45 million standard cubic feet per day of natural gas. The estimate of the overall build cost to complete development, permitting and financing of Phase 2 as currently designed is in excess of $1.0 billion (including borrowing costs and general corporate costs during construction), which we anticipate funding through a combination of future debt and equity issuances. Once we close on financing for Phase 2, we expect development could be completed in as soon as 44 months. However, as described below, the overall project scope, size, design, sequencing, and product mix of Phase 2 are subject to change following completion of management’s pre-development activities and plant design optimization processes, and the actual production capacity, product mix, cost and timeline for Phase 2 may differ materially from the original design parameters.

As we progressed toward the completion of pre-development activities, our management team commenced a review of the optimal plant design for Phase 2 with a focus on considering how to maximize returns while managing the risk profile of the project, including a review of the scope, design, sequencing, production capacity, commercial strategy, and timeline for Phase 2. Our plant design optimization review is being informed by, among other things: (i) the current state of the global helium market, which has experienced significant disruption as a result of geopolitical developments in the Middle East and related supply constraints, resulting in structural changes to supply-demand dynamics and pricing that are informing the optimal commercial strategy and production mix for Phase 2; (ii) evolving local demand conditions, including the South African domestic energy market, which faces a potential reduction in domestic gas supply as existing third-party sources approach curtailment, presenting both opportunities and uncertainties regarding the optimal end-market allocation of Phase 2 hydrocarbons; and (iii) expected availability of equity and debt financing in relation to the scope, sequencing, and timeline for Phase 2 development in light of current capital market conditions and lender requirements.

The hydrocarbons produced from Phase 2 may be utilized across multiple end markets, including liquefied natural gas, raw gas, fertilizer feedstock, methanol, or power generation, or a combination thereof. Large-scale liquefaction of natural gas becomes financially feasible at helium concentrations as low as 0.04%, and our average helium concentration across the field based on exploration to date exceeds 3%. As a part of the optimization review, we are considering whether the Phase 2 facility may be constructed in a phased expansion, as opposed to being constructed as a single unit, which our management team believes may allow for a more flexible development, potentially accelerating cash flows, increasing our ability to obtain financing and improving risk management, in which case the timeline for development could be extended. We maintain flexibility and may adjust our capital allocation, development schedule, or other projections for Phase 2 as circumstances warrant, including in response to commodity price movements, changes in the availability and cost of capital, drilling results, equipment and labor availability, regulatory developments and other factors.

In connection with our pre-development of the Phase 2 expansion, we achieved the following:

•
finalized the pre-feasibility and feasibility studies;
•
conducted the FEED study for the expansion of the Virginia Gas Project;
•
awarded preferred bidder EPC status for the construction of the Phase 2 plant to He4u, a consortium comprising Chart Industries Inc. (NYSE: GTLS), Wilson Bayly Holmes - Ovcon Ltd (JSE: WBO), and Aurex Constructors;
•
appointed a U.S.-based specialist to support reservoir engineering, well design and location for both remaining planned wells for Phase 1C and Phase 2;
•
received multiple letters of interest for future LNG supply;
•
appointed Worley, a global leader in project management and engineering consulting services in the energy, chemicals and resources sectors, as the owner’s engineer to the Virginia Gas Project;
•
achieved SIP status by the government of South Africa under the Infrastructure Development Act, elevating our status within the hierarchy of local projects for which we will benefit from significantly reduced timelines for approvals required from government while increasing visibility when government prepares the country’s strategic energy objectives; and
•
prepared certain permitting and authorization applications.

As our plans develop, we may need to obtain additional permits, studies and authorizations to address new regulatory requirements or evolving project conditions.

We are waiting to commence construction on Phase 2 until we have completed our plant optimization review. We could choose to defer, restructure, or phase certain of our planned Phase 2 capital expenditures depending on a variety of factors, including prevailing and anticipated prices for natural gas and helium, the availability of necessary equipment, infrastructure, and capital, the receipt and timing of required regulatory permits and approvals, drilling and construction costs, and feedback from potential financing sources. The timing of financial close and the commencement of construction will be determined following the completion of our management team’s ongoing optimization process for the Phase 2 expansion. The actual amount and timing of our Phase 2 capital expenditures may differ materially from prior estimates as a result of, among other things, commodity prices, drilling results, the availability of services and equipment, and regulatory, technological, and competitive developments.

We intend to conduct drilling campaigns for Phase 2 targeting gas occurring in fractures, fissures, and faults within the Ventersdorp and Witwatersrand Supergroups located at depths of between approximately 380- and 1,100-meters TVD, as well as in charged Karoo sandstone, through a series of inclined drilling campaigns in clusters. The number of wells, drilling schedule, and target production levels for Phase 2 will be determined as part of the ongoing optimization process. We will periodically review our Phase 2 development plan and may adjust the drilling schedule based on commodity prices, drilling success, and other factors.

Based on our identified well locations, we anticipate that our Phase 2 gas gathering pipeline will be designed in segments so our natural gas can be brought online in stages and ramped up as the drilling of wells is completed. The design of the pipeline incorporates a combination of low-pressure (6-10 psi) feeder lines, which connect several wells to a booster station. At the booster station we will increase pressure to remove impurities such as moisture and particles for onward transmission by trunk lines to compression stations. At these compressor stations we will further boost pressure and remove excess moisture and particles and dry the gas before onward transmission into the pre-treatment modules at the process plant. The low-pressure lines will be made from high-density polyethylene while high-pressure lines will likely be made of carbon steel.

For the grid connection, we plan to establish a substation and two single circuit 132-kilovolt power transmission lines to the main power backbone of the South African National Transmission Network. As this connection will form a critical component of Eskom’s infrastructure, the process necessitated requesting and obtaining a Cost Estimate Letter (“CEL”) from Eskom. The CEL enables Eskom to conduct grid studies and budget for the future transmission line interconnection. Our intention is to engineer and self-build the transmission lines and substation as an Eskom-operated system, incorporating dual protection and metering points. This configuration will safeguard the process plant against line faults and ensure transparency in billing and tariff allocation. Ultimately, we plan to transfer ownership of the line and substation to Eskom upon project completion.

Given the current prevalence of load shedding across the country, this line maintains 99% availability. We are confident that this readiness to connect to the national power backbone will provide full redundancy, ensuring reliable power supply to energize the process plant.

To assist with overall execution of the Virginia Gas Project and the natural gas-to-power plant, we have appointed Worley as our owner’s engineer with the express intention of supporting us in the project execution. The owner’s engineer will form part of the program management team offering extended support to all sub-projects. Worley’s scope of work is as follows:

Stage 1:	Technical assistance to financial close, including front-end works associated with site preparation and water availability investigations;
Stage 2:	Design and engineering supervision, where the owner’s engineer would take ownership of the overall plot plan and process engineering integration; and
Stage 3:

Construction and commissioning supervision, working primarily with the mechanical, electrical, instrumentation and piping contractors (site engineer provision and progress reporting, quality control, factory, and site acceptance tests, change order management, performance testing).

We conducted a FEED study for Phase 2 in parallel with the final stages of Phase 1 and received turnkey engineering, procurement, and construction (“EPC”) proposals to allow for budgeting to construct the project. Worley has updated and optimized several aspects of the FEED prior to the issuance of market-competitive bidding documents for the various EPC scopes of work required to complete the Phase 2 expansion. Phase 2 of the Virginia Gas Project complies with our existing onshore production right as granted by the Petroleum Agency of South Africa acting on behalf of the DMPR and remains the only onshore production right granted by South Africa. We will need to obtain several additional supporting authorizations before Phase 2 of the project is considered fully permitted. We expect that we will need certain additional licenses, authorizations and permits, including, but not limited to, those licenses, authorizations and permits as further summarized below:

License, Authorization or Permit	Status	Expected Completion Date
Environmental authorization (“EA”)

The Initial Final Environmental Impact Assessment Report and EMPR were submitted to Petroleum Agency South Africa (“PASA”) on February 10, 2023, and approved in July 2023. The reports that were appealed have since been revised and the Amended Final Environmental Impact Assessment Report and EMPR were re-submitted to PASA for reconsideration on April 13, 2026.

A regulatory decision on the EA is anticipated in the near term. The decision remains pending, and regular follow-up engagements with PASA are ongoing regarding the status and finalization of the decision.

Phase 2 water use license (“WUL”)

The WUL application is in the final stages of review by the Department of Water and Sanitation (“DWS”), with the application currently progressing through the DWS’s deliberation and decision-making process.

A regulatory decision on the WUL is anticipated in the near term.
Phase 2 air emissions license (“AEL”)

AEL amendment application is in progress. The AEL is dependent on the final design specifications of the project, such as storage design and leak detection, among other things. These specific designs are required to be submitted with the application and are still in development; however, the AEL is not required to commence construction and is only required before commissioning activities. Commissioning is planned later in the project schedule.

60 days from application submission.
Phase 2 power supply Water Use License

The General Authorization (GA) from the DWS was received on July 31, 2023.

The EA was granted on September 20, 2023 and an amendment to the EA is underway to adjust the powerline routing. Receipt of the amended EA is anticipated in January 2027.

Amended EA is expected in January 2027. General authorization was issued on July 31, 2023.
Phase 2 power supply Environmental Authorization via new powerline

As we continue to finalize our Phase 2 development plans, we expect we may need to obtain additional licenses, authorizations and permits to address new regulatory requirements or evolving project conditions. See the section titled “—Government Regulation” for additional information.

We have entered into take-or-pay contract for the sale of liquid helium for a range of delivery quantities of between 19,000 Mcf and 28,500 Mcf per annum of Phase 2's helium production. We intend to pursue additional offtake arrangements for Phase 2 production. Commercial terms, structure, end-market allocation, and timing of any such additional arrangements will be determined following the completion of our management team’s ongoing optimization process for Phase 2.

The helium produced in Phase 2 is expected to be sold predominantly to global industrial wholesalers and large end users, with both market segments seeking to diversify their sourcing strategies and partner with producers. The LNG is marketed domestically, directly to large-scale South African industrial customers and will also be marketed to the heavy logistics transport users. In Phase 2, we plan to follow a similar approach to Phase 1 and have already received several letters of interest from various large-scale industrials. We are also exploring selling natural gas to a power facility that we expect will provide cleaner, less carbon-intensive and, most importantly, more reliable base load power into the South African electricity grid.

Our liquid helium—Providing a differentiated source in terms of sustainability, security and longevity

Concentration of helium in the source gas is directly tied to the carbon intensity of the helium. Many helium fields throughout the world comprise mainly nitrogen with some associated helium. However, most large-scale helium fields are found in natural gas reserves, which contain a high concentration of methane and therefore have a significant carbon footprint when the natural gas is consumed. The higher the concentration of helium to methane, the less associated methane is produced per unit of helium, thereby reducing its carbon footprint. Accordingly, we believe that our very high helium concentration gives us a distinct advantage, as shown in the table below. We are both a lower quartile cost producer and lower carbon footprint producer compared to other sources of helium, providing both our stockholders and customers with a strong value proposition.

The accessibility and commerciality of helium reserves are complex because, historically, most productive fields are nearing the end of their productive lives, and a significant portion of the other most prominent reservoirs are located in Russia and Qatar, both of which have experienced disruptions due to sanctions or geographical blockades (in Qatar’s instance). The ongoing United States-Israel-Iran conflict has highlighted the global risk associated with a geographically concentrated supply of critical minerals. Heavy sanctions remain currently enforced on Russia as a result of the Russian invasion of Ukraine, and helium supply from Russia is currently uncertain. Additionally, most helium fields are located in areas with limited access to infrastructure and services, which could add to the cost of development and ongoing operations and result in unprofitable operations.

Historically, the United States accounted for nearly half of global helium production. Helium is generally found within conventional natural gas reservoirs in small concentrations (less than 0.5%), making extraction of the helium entirely dependent on the economics of extracting the natural gas reserves in such reservoirs. Additionally, no known shale formations have the geological conditions for helium to be present, further constricting the potential helium reserves present in reservoirs.

The global helium market has faced numerous and substantial challenges in recent years. In early 2026, the closure of the Strait of Hormuz adversely impacted Qatar’s helium production, one of the world’s largest single sources, with repairs expected to take years rather than months. In April 2026, Russia introduced export controls on helium to maintain domestic supply, further constraining global availability. Based on industry reports, it is estimated that approximately 50% of global helium supply is currently offline. Meanwhile, salt cavern storage facilities that absorbed the initial supply shock are reported to be approaching depletion, and helium buffers maintained by East Asian semiconductor manufacturers are nearly exhausted. These developments have contributed to significant upward pressure on spot helium pricing, with industry reports indicating spot prices in excess of $2,000/Mcf in some cases since the start of the Middle East conflict (compared to approximately $400/Mcf prior to the conflict), and are expected to result in structural supply constraints for the foreseeable future.

Our LNG—Strengthening South Africa’s energy security with a cleaner and less carbon-intensive fuel

South Africa has experienced multiple energy security and energy supply issues since 2007. In a report dated July 21, 2022, the Boston Consulting Group presents a perspective that South Africa’s power industry emissions profile is the second highest in the world and that at least 50% of South Africa’s exports are at risk due to South Africa’s key trading partners’ decision (e.g., European Union, United Kingdom) to prioritize imports from countries focused on lowering emissions, by increasing taxes on such countries’ exports. Furthermore, as a result of South Africa’s reliance on lower-grade and aged coal plants and a lack of investment in new supply capacity, South Africa’s national power system is not able to meet South Africa’s power demand, with consistent power outages over the past two decades. The report argues that in 2019 alone, the power cuts cost the economy an estimated ZAR 60 to 120 billion (about $3.3 to $6.5 billion USD), and the situation deteriorated further in 2022 and 2023, but has improved since 2024. Since 2024, load shedding has reduced dramatically due to a more stable power grid and more reliable generating capacity.

We believe our LNG has the ability to serve four primary demands: (i) supply reliable energy as an alternative to the grid (or for customers who do not have access to piped gas); (ii) supply energy to existing customers as companies diversify their energy supply ahead of the pending shutdown by Sasol; (iii) provide a pathway toward reducing the carbon emissions intensity of South Africa’s electricity generation portfolio, which is currently predominantly coal based; and (iv) substitute diesel fuel in South Africa’s major trucking industry.

We believe we are ideally positioned to leverage what is a material challenge for corporate South Africa as a means to become a critical solution provider, enabling growth and stability for the many national businesses that are critically dependent on energy.

Our LNG is currently dedicated domestically to large industrial manufacturers, gas-to-power producers and large heavy logistics operators who service the transport industry. However, we intend to target any energy-intensive company as a customer through our lower price points (relative to diesel/HFO) and the reduced carbon emissions (relative to coal, diesel or HFO) our product may offer.

Our Strategies

The principal elements of our business strategy include the following:

Focus on vertical integration. Similar to Phase 1’s vertically integrated LNG operation, we plan to enhance our liquid helium operations in Phase 2 from the current Phase 1 model of selling liquid helium at the plant to vertical integration through the helium value chain by selling a portion of our helium on the global market and delivering the helium in our own ISO-containers manufactured according to International Organization for Standardization standards directly to end users as opposed to industrial gas wholesalers, thus adhering to our core value of wellhead to (customer) tank. We anticipate that our ability to sell a portion of our helium directly to global customers in our own ISO-containers will allow us to both capture more of the value chain and diversify our customer base. As we expect to be an integrated producer in Phase 2, where not all of the liquid helium is sold under long-term take-or-pay agreements, we are positioned to realize greater profitability than gaseous helium providers because liquid helium services a much more substantial customer market and correspondingly enjoys a significantly higher price per Mcf. We believe our vertically integrated approach will maximize stockholder value over time.

Ameliorate South Africa’s energy crisis by partially utilizing our natural gas for power generation in South Africa. South Africa’s economy is the most coal-dependent in the G20, and South Africa’s electricity generation mix with approximately 82% coal (IEA, 2023) is more than twice as dependent on the highly polluting fuel as the G20’s average. Per the U.S. Energy Information Administration, natural gas emits almost 50% less CO2 than coal upon combustion. Since 2007, South Africa’s energy mix and infrastructure has been challenged. In certain years (for example, 2022 and 2023) South Africa encountered rolling blackouts due to inadequate electricity supply. The medium-term outlook shows the country’s energy shortfall remaining constrained, if not getting worse, noting the medium-term shutdown of Eskom’s existing coal-fired power plants. We are ideally positioned to help ease South Africa’s energy crisis by providing a cleaner and more reliable natural gas fuel source for gas-to-power electricity generation for our region (balanced with supplying helium in parallel). Given the challenging state of electricity production in South Africa, we are exploring various opportunities that exist in producing power from our Phase 2 LNG, both onsite at our plant as well as at customer sites where LNG would be a cheaper and cleaner alternative to diesel for power generation or industrial consumption. See also “Risk Factors—Risks Related to South Africa—We may not be able to effectively and efficiently manage the disruption to our operations as a result of the ongoing energy crisis in South Africa, which could adversely affect our results of operations, financial position, cash flows and future growth.” The Virginia Gas Project aims to supply industrial users with a much-needed reliable electricity source and a significantly lower carbon footprint than the current coal-based generation mix. We believe this strategy will be economically advantageous and impactful for both us and the region, further solidifying the Company’s role in supporting the local energy transition by partially displacing more carbon-intensive sources of energy while alleviating some of the energy crisis.

Balance of contracted take-or-pay arrangements and spot sales to provide capital structure stability while maximizing stockholder value. We are conscious of the premium pricing in the LNG and liquid helium spot markets, and we desire to provide exposure to this premium pricing to our stockholders. We intend to optimize the mix of long-term take-or-pay offtake agreements while strategically maximizing our exposure to and ability to execute spot sales of helium and LNG, with the goal of maximizing our revenue and stockholder return while also accommodating the DFC and our other lenders. Having taken a similar approach in Phase 1, we believe that our stockholders will benefit from a triangulated funding mix that minimizes dilution and allows for enhanced growth as we unlock the value contained within our production right and reserves.

Our Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategy:

World-class reserves. The Virginia Gas Project contains one of the richest concentrations of helium globally and is a biogenically regenerative source of high-purity natural gas. Some wells contain up to 12% helium concentration in recorded tests, and based on the drilled and tested flow rates, our average helium concentration across all exploration activity exceeds 3%, which compares with the average concentrations of Qatar at 0.05%, Russia at 0.06% and the USA at 0.35%. The natural gas purity in these wells ranges between 75% and 92%, with the remaining composition consisting largely of nitrogen and helium. Our natural gas contains almost zero higher alkanes or sulfur, which simplifies the liquefaction process and improves margins. In the process of drilling the Phase 2 wells, should we increase the estimated proved reserves significantly, the opportunity exists to expand into multiple phases beyond just Phase 2. Our estimated proved, probable and possible reserves are contained within an area less than 15% of the size of our total production right. We are optimistic about the prospects of further discoveries as we continue development.

Increased revenue through value chain integration. We expect the vertical integration in our business model will drive increased revenue and profitability as we participate deeper into the value chain—from the resource, to production facilities, to distribution and finally to the dispensing solutions onsite at our customers’ sites. The value proposition for our customers is twofold, providing both economic savings and a reduction in carbon emissions.

First-mover advantage with the only licensed onshore petroleum production right in South Africa. We were granted the first and only onshore petroleum production right in South Africa in 2012 and have been producing and selling natural gas since May 2016. We have now capitalized on our first-mover advantage having started to supply LNG to several of South Africa’s biggest blue-chip companies, a large specialist tile and bathroom retailer in South Africa, and a local food manufacturer. At this time no other onshore production rights have been granted in South Africa. Several legal and physical obstacles make the importation of LNG too costly to be financially viable today, adding to the importance of the first-mover advantage of our integrated in-country LNG operations. In addition, we have been granted Strategic Integrated Project (SIP”) status by the South African government, which will expedite government approvals for our projects and increase the visibility of our operations.

Established relationship with the United States International Development Finance Corporation and the Standard Bank of South Africa. In 2019, OPIC, the predecessor to the DFC, provided $40 million in funding for Phase 1, accounting for approximately two-thirds of the required capital expenditures for initial field development and facilities construction. This Phase 1 funding confirmed the proof-of-concept for the Virginia Gas Project and positioned Renergen as a strategically vital partner in securing, increasing and democratizing global helium supply, which has recently been coming under greater control of autocratic governments, such as Russia. The DFC has indicated its willingness to consider supporting Phase 2 through the Commitment Letter with up to $535 million of senior secured debt funding. This process has involved multiple onsite visits by DFC personnel. In addition, SBSA has previously indicated its willingness to consider supporting Phase 2 with up to $250 million of senior secured debt funding. No binding definitive agreements have been executed with respect to either facility, and the two facilities are expected to be interdependent. The Commitment Letter is non-binding and subject to a number of terms and conditions, contingencies and uncertainties. See “Renergen Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Conditional Indications of Support from the DFC and SBSA” for additional information regarding conditions precedent to funding by the DFC. Prior to any drawdown, the full funding package must be secured through binding definitive agreements on mutually satisfactory terms, with funding under each facility contingent upon the other facility also being committed. There can be no assurance that binding definitive agreements will be entered into with DFC, SBSA or any other lender for senior debt funding for Phase 2 on favorable terms to us, or at all.

In addition to the DFC’s existing Phase 1 credit facility, on August 30, 2024, Renergen entered into a ZAR 155.0 million (approximately $9.6 million) secured term loan facility with SBSA (the “SBSA Loan”) to fund Tetra4’s expansionary capital expenditure in connection with Phase 1 of the Virginia Gas Project. The SBSA Loan was subsequently amended and restated on December 12, 2025. On August 14, 2026, the SBSA Loan was amended and restated pursuant to a Second Amendment and Restatement Agreement, pursuant to which SBSA and Renergen agreed, among other things, to capitalize the unpaid accrued interest into the principal balance increasing the principal balance to ZAR 230.5 million (approximately $14.27 million) and amend the maturity date for the loan to be the first anniversary of the effective date of such agreement.

Since the restart of operations in April 2025, following bridge loan funding by ASP Isotopes prior to completion of its acquisition of Renergen, the project has advanced materially across drilling execution, gas production, plant readiness, and commercial contracting. In addition to providing funding, ASP Isotopes has contributed engineering expertise and strategic focus. These developments represent a meaningful improvement in operational performance compared to the period prior to ASP Isotopes’ involvement.

History and Development of the Company

Renergen Limited was incorporated as a private company on September 30, 2014, and was subsequently converted to a public a public corporation under the Companies Act on June 9, 2015, in connection with the listing of our ordinary shares on AltX of the Johannesburg Stock Exchange. Subsequently, we listed Clearing House Electronic Subregister System Depositary Interests (“CDI’s”) representing ordinary shares on the Australian Securities Exchange in June 2019.

On January 6, 2026, ASP Isotopes acquired all of the issued and outstanding ordinary shares of Renergen from Renergen’s stockholders in exchange for shares of ASP Isotopes common stock at an exchange ratio of 0.09196 shares of ASP Isotopes common stock for each Renergen ordinary share (the “Consideration Shares”) through the implementation of a scheme of arrangement (the “Scheme”) in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008, resulting in the issuance of an aggregate of 14,270,000 Consideration Shares. As a result of the transactions contemplated by the Scheme, the ordinary shares of Renergen, which were publicly traded on the JSE and the ASX, were delisted on January 12, 2026, and Renergen became a direct, wholly owned subsidiary of ASP Isotopes. In connection with the delisting, it is expected that Renergen will be renamed "Renergen Proprietary Limited."

In connection with the acquisition of Renergen by ASP Isotopes, certain commitments were made to the South Africa Competition Commission designed to address public interest concerns and promote historically disadvantaged persons and worker ownership. These commitments include: (1) a moratorium on retrenchments of workers at Renergen’s operations for a period of two years from the acquisition closing date; and (2) a commitment to implement, within 12 months of the acquisition closing date, a trust for the benefit of qualifying workers employed by Renergen and certain historically disadvantaged persons, communities and people located within the production rights area of the Virginia Gas Project (the “HDP and Worker Trust”). Upon the effective implementation date of the HDP and Worker Trust, the HDP and Worker Trust is expected to hold an aggregate of 5% of the issued shares in Tetra4 and Renergen is expected to hold 89.5% of the issued shares in Tetra4, subject to change in accordance with any capital raising activities of Renergen and/or Tetra4 following the acquisition closing date. In conjunction with the establishment of the HDP and Worker Trust, Tetra4 will issue an offsetting vendor-financed loan to the HDP and Worker Trust. The HDP and Worker Trust will continue for the duration of the production right held by Tetra4, which will expire during 2042, unless extended.

We maintain our principal executive offices in South Africa located at Sandton Gate, Second Floor, 25 Minerva Avenue, Glenadrienne, Sandton, 2196, Gauteng, South Africa, and the telephone number for this office is +27 10 045 6000. We maintain a website at https://www.renergen.co.za/. Our website and information accessible through it, and any other website, are not incorporated into and do not constitute a part of this proxy statement/prospectus.

The South African Petroleum Rights and Permits System

In South Africa, petroleum production rights are issued by the DMPR and serve as the mechanism through which all entities, mostly private, are granted the right to extract and sell hydrocarbons and associated coproducts. PASA is responsible for (i) promoting onshore and offshore exploration and production of petroleum; (ii) receiving and evaluating applications for reconnaissance permits, technical cooperation permits, exploration rights and production rights; and (iii) making recommendations on such applications to the Minister of Mineral & Petroleum Resources. South African production rights are valid for 30 years and are renewable for further periods, each of which must not exceed 30 years at a time in respect of each renewal, provided that the holder can justify that it can continue production operations. Production rights may be encumbered by mortgages for the purposes of raising debt financing as we demonstrated in Phase 1.

Our production right defines our flagship Virginia Gas Project and is currently valid through 2042 and renewable for an additional 30-year period thereafter. The Virginia Gas Project spans an area of over 187,000 hectares (over 462,000 acres) in the Free State Province approximately 250 kilometers (155 miles) southwest of Johannesburg, where natural gas-emitting boreholes were discovered through other mineral exploration activities.

In addition to our production right, the South African government has also granted us exploration rights. Exploration rights allow the holder to carry out the entire value chain of petroleum exploration such as acquisition and processing of new geological/geophysical data, reprocessing of existing geological/geophysical data and any other related activity to define a trap to be tested by drilling, logging and testing, including well appraisal activities. The exploration rights correspond to our operations in the Free State Province and are expected to contain significant helium and natural gas resources exceeding the scope of the Virginia Gas Project. Our exploration rights were set to expire on August 23, 2024. However, we submitted an application to incorporate the exploration rights into our production right, by means of an amendment to the production right in accordance with Section 102 of the MPRDA, which will extend our ability to carry out petroleum exploration activities through the expiration date of our production right. Our application was submitted on July 16, 2024 and the application was authorized on May 9, 2025. Following the authorization, two appeals were made by various parties and the appeal process is ongoing. We expect the appeal process to be resolved in 2027.

In addition to the area covered by the Virginia production right, we hold exploration right 12/3/31 over the Evander Field in Mpumalanga, South Africa, approximately 80 kilometers (50 miles) east of Johannesburg. This exploration right remains in effect but is not currently active and is subject to a decision by the Regional Mining Development and Environmental Committee (“RMDEC”). We have not commenced drilling at the Evander Field. However, existing boreholes drilled by third parties for mineral exploration indicate the presence of natural gas and helium, including two boreholes that produce natural gas.

The Virginia-area exploration rights 30/5/2/3/32 and 12/3/1/94/1 have expired. We are in the process of consolidating the areas covered by those former exploration rights into our existing production right, subject to receipt of the pending environmental authorization.

Our Reserve Data

The information with respect to our estimated reserves has been prepared in accordance with the rules and regulations of the SEC regarding reserve reporting. Our estimated reserves as of February 28, 2026 were prepared based on a report by Sproule, our independent reserve engineer, using an SEC pricing case. Prices were based on contracts held at the effective date of such reserve report and held constant. A copy of the summary report of our reserve engineer as of February 28, 2026 is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The following tables summarize estimated proved, probable and possible reserves based on the report prepared by Sproule as of February 28, 2026.

Summary of Natural Gas and Helium Reserves

The following table presents our estimated natural gas and helium reserves and PV-10 as of February 28, 2026, which were prepared in accordance with the SEC rules regarding reserves reporting, using prices based on contracts held at the effective date of the reserve report and held constant. As of February 28, 2026, Sproule classified 20 wells as proved developed producing, two wells as proved developed non-producing and 321 well locations as proved undeveloped.

In thousands	Net natural gas reserves (MMcf)	Net helium reserves (MMcf)	PV-10 Natural Gas (USD millions)	PV-10 Helium (USD millions)
Proved developed producing (PDP)	3,714	116	$29.5	$21.0
Proved developed non-producing (PDNP)	331	10	3.0	2.2
Proved undeveloped (PUD)	184,228	6,320	74.1	643.5
Total proved natural gas reserves	188,273	6,446	$106.6	$666.7
% Proved undeveloped (PUD) of total proved	97.9%	98.0%

Probable reserves	169,419	5,817
Possible reserves	177,024	6,077

Our estimates of reserves and PV-10 were determined using prices based on contracts held as of the effective date of the Sproule report and held constant.

For purposes of this proxy statement/prospectus, “PV-10” represents the present value, as of February 28, 2026, of estimated future cash inflows from our proved natural gas and helium reserves, less estimated future development and production costs, discounted at 10% per annum, without giving effect to future income taxes. The PV-10 amounts presented above were derived from the reserve report prepared by Sproule using the reserve estimates, development plans, pricing assumptions and cost assumptions reflected in that report. PV-10 is a non-GAAP financial measure. Although PV-10 is commonly used in the oil and natural gas industry, U.S. GAAP provides a standardized measure of discounted future net cash flows only for proved oil and natural gas reserves and does not provide a comparable measure for helium reserves. We have applied the same present-value methodology to both our natural gas and helium reserves to provide a consistent basis for presenting the estimated future net cash flows attributable to each product. PV-10 should not be considered an alternative to the standardized measure of discounted future net cash flows prescribed by U.S. GAAP for proved oil and natural gas reserves, and the helium PV-10 amounts are not a measure prescribed by U.S. GAAP. PV-10 does not represent an estimate of the fair market value of our natural gas and helium reserves or properties. We believe PV-10 is useful to investors because it is used by management, industry participants, creditors and securities analysts to evaluate and compare estimated future net cash flows from reserves without regard to the specific tax characteristics of the entities that own them.

Sustained lower prices for natural gas and helium may cause us to forecast less capital to be available for development of our PUD, probable and possible reserves, which may cause us to decrease the amount of our PUD, probable and possible reserves we expect to develop within the allowed time frame. In addition, lower natural gas and helium prices may cause our PUD, probable and possible reserves to become uneconomic to develop, which would cause us to remove them from their respective reserve category. All of our estimated probable and possible reserves are classified as undeveloped.

Proved Undeveloped Reserves (“PUDs”)

PUD locations in the reserves report prepared by Sproule are included in our development plan and are scheduled to be drilled within five years from the year they were initially recorded, consistent with the SEC’s five-year rule. Annually, management adopts a development plan, which includes a development schedule and capital expenditure budget, relating to our PUD locations based on our best available data at the time the plan is developed. The development plan is based upon management’s evaluation of a number of qualitative and quantitative factors, including estimated risk-based returns, estimated well density, commodity prices and cost forecasts, recent drilling results and well performance, and anticipated availability of services, equipment, supplies, and personnel.

Generally, the Company books PUD locations within one development spacing area from developed producing locations. For the instances where a PUD location is beyond one spacing area from a proved developed producing location, the Company utilizes reliable geologic and engineering technology inclusive of, but not limited to, pressure performance, geologic mapping, offset productivity, electric logs, seismic, and production data.

Between February 28, 2025 and February 28, 2026 we did not convert any PUDs to Proved Developed Reserves for either helium or natural gas.

Between February 28, 2025 and February 28, 2026, there were no net revisions to the reported Proved Undeveloped natural gas or helium reserve quantities.

As of February 28, 2025 and February 28, 2026, we had no proved undeveloped reserve locations that had been retained as PUDs beyond the five-year development period contemplated by SEC rules. Although certain Phase 2 drilling activities were delayed from the original development schedule, Sproule reviewed the revised development plan and concluded that the affected PUD locations remained supported by a detailed development plan and are expected to be drilled within five years of their initial booking. Accordingly, no PUD locations were removed from proved reserves as a result of the development schedule revisions.

As of February 28, 2026, 100% of our PUD drilling locations were in Virginia, Free State Province, South Africa. Estimated future costs relating to the drilling of our PUDs at February 28, 2026 over the next five years are approximately $92 million in the aggregate, which we expect to finance through cash flow from operations, financing activities and other sources of capital. As we continue to develop our properties and have more data, we believe we will continue to realize cost savings and experience lower relative drilling and completion costs as we convert PUDs into proved developed reserves in upcoming years. All of our PUDs are expected to be developed within five years of initial booking.

Evaluation and Review of Reserves

Our historical reserve estimates as of February 28, 2026 were prepared based on a reserve report prepared by Sproule, our independent reserve engineers, in accordance with definitions and guidelines established by the SEC. Within Sproule, the technical person(s) primarily responsible for preparing the estimates set forth in the Sproule summary reserve report incorporated herein and the reserve estimates set forth herein are Jeff Aldrich and Mark Stouffer.

Jeffrey B. Aldrich is a Senior Geoscientist with Sproule and is a Certified Petroleum Geologist, #6254, by the American Association of Petroleum Geologists (“AAPG”) and a Licensed Professional Geoscientist, #394. He is an active member of the AAPG and the Society of Petroleum Engineers. He has over thirty years of experience as a practicing petroleum geologist/geophysicist and over twenty years of experience in oil and gas reserve evaluations. He holds a Bachelor of Science degree in Geology from Vanderbilt University and a Master of Science degree in Geology from Texas A&M University. He is an instructor in the PetroSkills Alliance and is the Course Director for “Prospect and Play Analysis”, “Evaluating and Developing Shale Reservoirs”, “Unconventional Resource and Reserve Estimation”, and “Coalbed Methane Reservoirs”.

Mark Stouffer is a Senior Petroleum Engineer with Sproule and is a Registered Professional Engineer in the State of Colorado. He holds a B.S. in Petroleum Engineering from the University of Tulsa and an M.E. in Petroleum Engineering from Texas A&M University. Mark has over 30 years of experience in reservoir and evaluation engineering in the US and internationally. He has managed and participated in several complex reservoir projects in the U.S. Gulf of Mexico, Permian Basin, Green River Basin and DJ Basin, and internationally in Thailand, Hungary, Nigeria, and South Africa.

Both Mr. Aldrich and Mr. Stouffer meet or exceed the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and are proficient in applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Sproule does not own an interest in any of our properties, nor is it employed by us on a contingent basis.

Our reserve estimation process is a collaborative effort coordinated by our internal team, overseen by Khalid Patel who is our head of exploration and has been in this role with the Company for 7 years, and supported by our team of geologists and independent, consulting geophysicists. All data is collected in accordance with protocols designed by Venmyn Deloitte and in accordance with the South African Code for the Reporting of Oil and Gas Resources (SAMOG). The data is then shared with our independent reserve engineers at Sproule who quantify the reserves and petroleum resources. To corroborate our findings, our technical staff uses historical information for our properties such as ownership interest, oil and natural gas production, well test data, commodity prices and operating and development costs in the formulation of our reserves estimates, working closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of such data that is furnished to them for their reserve estimation process. The preparation of our proved reserve estimates is completed in accordance with our internal control procedures, which include, among other things, reconciliation and review controls including an independent internal review of assumptions used in reserve estimation. These procedures, which are intended to ensure the reliability of reserve estimates, include:

•
review and verification of historical production, cost and capital expenditures data;
•
verification of property ownership by our land department;
•
preparation of reserve estimates by our lead reservoir engineers;
•
review by our management, including our Chief Executive Officer and Chief Financial Officer, of all significant reserve changes and all new PUD additions; and prevention of any employee’s compensation being tied to the amount of reserves booked.

Inherent risks in quality control include potential data discrepancies, sample contamination and incorrect recording/non-adherence to flow rates value collection, and errors inherent in metric conversions, among others. Once all data has been collected and quality control procedures have been conducted, we update our geological model and then use an independent reservoir engineer to estimate reserves prior to submitting the data to Sproule for quantification.

We provide historical information to the independent reserve engineers for our properties, such as ownership interest, natural gas and helium production, well test data, commodity prices and operating and development costs. We make available all information requested, including our pertinent personnel, to the external engineers as part of their evaluation of our reserves. Our reserves were estimated using deterministic methods, and these estimates were prepared in accordance with generally accepted petroleum engineering and evaluation principles. Standard engineering and geoscience methods, such as performance analysis, that were considered to be appropriate and necessary to establish reserve quantities and reserve categorization that conform to SEC definitions and rules and regulations, were also used. However, reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable natural gas and helium that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of natural gas and helium that are ultimately recovered. Estimates of economically recoverable natural gas and helium are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read the section entitled “Risk Factors” appearing elsewhere in this prospectus.

Preparation of Reserve Estimates

Proved reserves are those quantities of natural gas and helium that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. If deterministic methods are used, the term “reasonable certainty” implies a high degree of confidence that the quantities of natural gas or helium actually recovered are much more likely to be achieved than not. If probabilistic methods are used, there should at least be a 90% probability that the quantities actually recovered will equal or exceed the estimate. The technical and economic data used in the estimation of our proved reserves include, but are not limited to, well logs, geologic maps, well-test data, production data (including flow rates), well data (including lateral lengths), historical price and cost information, and property ownership interests. Our independent reserve engineers use this technical data, together with standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy. Our proved developed reserves are estimated using performance analysis and volumetric analysis. The estimates of our proved developed reserves for each developed well are used to estimate the PUDs for each proved undeveloped location (utilizing type curves, statistical analysis, and analogy). PUDs include those reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for completion. Undeveloped reserves may be classified as proved reserves on undrilled acreage directly offsetting development areas that are reasonably certain of production when drilled or where reliable technology provides reasonable certainty of economic development. Undrilled locations may be classified as having undeveloped proved reserves only if an ability and intent has been established to drill the reserves within five years, unless specific circumstances justify a longer time period. We utilize reliable technologies, including log data, performance data, log cross sections, seismic data, core data and statistical analysis, to confirm the reserves associated with these locations with reasonable certainty. Proved natural gas and helium reserve quantities are based on estimates prepared in accordance with the SEC rules for reporting natural gas reserves. Our reserve definitions conform with definitions of Rule 4-10(a)(1)-(32) of Regulation S-X of the SEC. Sproule considers the factors in assigning probable and possible reserves to lie in the uncertainty in the gas production profile and gas recovery from a given well and relied on the SEC’s Regulation S-X, Rule 4-10 (a)(18)(iii) and 4-10(a)(17)(iii) for assigning probable and possible reserves, respectively. Our internal staff, as well as Sproule, undertake to maintain accurate forecasts on all of our properties through ongoing monitoring and timely updates of operating and economic parameters (including production forecasts, prices and regional differentials, operating expenses and ownership) in accordance with guidelines established by the SEC. This function and responsibility is generally separate and distinct from our exploration and production functions, which serves as a meaningful internal control.

Estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty, and therefore may not be comparable with each other and should not be summed arithmetically either together or with estimates of proved reserves or the anticipated future cash flows with respect to such estimates. When producing an estimate of the amount of natural gas and helium that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors. Estimates of probable reserves, which may potentially be recoverable through additional drilling or recovery techniques, are subject to substantially greater risk of not actually being realized by us as compared to estimates of proved reserves.

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Estimates of possible reserves, and the future cash flows related to such estimates, are also inherently imprecise and are more uncertain than estimates of proved and probable reserves, respectively, and the respective future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty, and therefore may not be comparable with each other and should not be summed arithmetically either together or with estimates of proved or probable reserves or the respective anticipated future cash flows with respect to such estimates. When producing an estimate of the amount of natural gas and helium that is recoverable from a particular reservoir, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favorable circumstances than are likely. Estimates of possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors. Estimates of possible reserves are even less certain to be recovered than probable reserves.

When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir. Possible reserves also include incremental quantities associated with a greater percentage of recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and we believe that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Natural Gas Production Prices and Production Costs

Because of possible production declines and increased or decreased drilling activities, the historical information presented below should not be interpreted as being indicative of future results.

Production, Price and Cost History

Natural gas is a commodity. The price that we receive for the natural gas produced is largely a function of market supply and demand. Demand for natural gas in South Africa and globally has increased dramatically during this decade. Demand is affected by general economic conditions, weather and other seasonal conditions, including hurricanes and tropical storms. Over or under supply of natural gas can result in substantial price volatility. Historically, commodity prices have been volatile and we expect that volatility to continue in the future. A substantial or extended decline in natural gas prices or poor drilling results could have a material adverse effect on our financial position, results of operations, cash flows, quantities of natural gas reserves that may be economically produced, and our ability to access capital markets.

Select Production and Operating Statistics

The following table summarizes our historical LNG production and operating data relating to the production and costs from the LNG only:

	As of February 28,
Production data:	2026	2025
Liquefied Natural gas (tons)	4,324	3,929
Average daily production (tons)	10.65	13.38
Average sales prices per ton:
Before effects of derivatives	$657.69	—
After effects of derivatives	$657.69	—
Costs per tons:
Employee costs	$115.51	$57.85
Plant depreciation	$825.36	$379.82
Fuel and lubricants	$245.69	$132.87
Utilities	$502.16	$328.89
Royalties tax	5%	5%
Total	$1,688.72	$899.43

Productive Wells

As of February 28, 2026, we owned a 100% interest in 22 productive wells, all of which were producing natural gas. As of February 28, 2025, we owned a 100% interest in 22 productive wells, all of which were producing natural gas. Productive wells consist of producing wells and wells capable of production, including wells awaiting connection to production facilities.

Drilling Results

The following table sets forth information with respect to the number of natural gas gross and net wells spudded and completed by us during the periods indicated that were productive or dry holes. This information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return, whereas dry holes are those that did not produce gas or in which no gas was detected, even nominally.

	As of February 28,
	2026		2025
	Gross	Net	Gross	Net
Development Wells:
Productive	3	3	3	3
Dry	0	0	4	4
Exploratory Wells:
Productive	1	1	2	2
Dry	10	10	6	6
Total
Productive	4	4	5	5
Dry	10	10	10	10

Present Activities

The following table sets forth information about our wells that were in the process of being drilled as of February 28, 2026:

Gross wells	14
Net wells	14

Developed and Undeveloped Acreage

The following tables set forth information as of February 28, 2026 relating to the acreage covered by Tetra4's production right in the Free State Province of South Africa. Tetra4 classifies acreage as developed when it is associated with producing wells or production infrastructure supporting commercial gas production. Undeveloped acreage consists of acreage within the production right area that has not yet been developed through producing wells or related production infrastructure, regardless of whether reserves have been assigned to such acreage.

The production right covers a contiguous area of approximately 462,000 acres. As of February 28, 2026, approximately 245 acres were classified as developed and approximately 6,916 acres were classified as undeveloped for reserve reporting purposes.

As of February 28, 2026, Tetra4 held a production right, which is a single area and spans a total of over 462,000 acres; all leasehold acreage remains under lease until the expiration of our production right. The production right remains in force until September 2042. Thereafter Tetra4 has the exclusive right to extend the production right by a further 30 years, although no assurance can be given that any requested extensions will be granted.

Production Taxes and Royalty Interests

Our production right for the Virginia Gas Project is subject to a maximum governmental royalty of 5% as described in the Mineral and Petroleum Resources Development Act of 2002, as read with the Mineral and Petroleum Resources Royalty Act 28 of 2008, and explained in more detail under “—Government Regulation—Petroleum Law—The South African Mineral and Petroleum Resources Royalty Act 28 of 2008” below.

Other Properties

Our principal executive office is located at Sandton Gate, 2nd Floor, 25 Minerva Avenue, Glenadrienne, Sandton, 2196 South Africa. Renergen currently leases this office building with approximately two and a half years remaining on the current lease and we believe that the condition and size of this office is adequate for our current needs.

Tetra4 also owns land on two farm properties in the Free State. The total land size is 408.5897 hectares, which forms the property on which our Phase 1 plant is located and where our Phase 2 plant will be located.

Marketing, Customers and Delivery Commitments

We contract our liquid helium and LNG production to purchasers at market prices. We sell our production to a relatively small number of customers, as is customary in our industry. For the year ended February 28, 2026, one customer accounted for revenue of R45.04 million (approximately $2.6 million using the average rate for the period). For the year ended February 28, 2025, two customers accounted for revenue of R52.11 million (approximately $2.9 million using the average rate for the period).

We do not believe the loss of any of our LNG purchasers will materially or adversely affect our revenues in the short term based on our transition to the production of liquefied helium and LNG. Based on the current demand for liquefied helium and LNG and the availability of other purchasers of such products, we believe that the loss of any of our customers would not have a long-term material adverse effect on our financial condition and results of operations because helium and natural gas are fungible products with well-established markets. We have secured multi-year offtake agreements for approximately 75% of Phase 1 LNG production with various customers. Although a substantial portion of production is contracted to be purchased by these customers, we do not believe the loss of any of them or any other party would have a material adverse effect on our business, as other customers or markets would be accessible to us due to the current demand for liquefied helium and LNG. However, there is no guarantee that we will be able to enter into an agreement with a new customer on terms as favorable as our current agreements, or if at all. Additionally, the loss of any future significant purchaser may result in a temporary interruption in sales of, or a lower price for, our production. In addition, we have received letters of intent from large local industrial and trucking companies for most of our Phase 2 LNG production. For information concerning our delivery commitments, see “Renergen Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

All quantities subject to delivery commitments are expected to be sourced exclusively from the Virginia Gas Project, located in the Free State Province, South Africa, which is developed and operated by Tetra4 under a production right valid through 2042 and renewable for an additional 30-year period thereafter. Tetra4’s production right is the sole principal source of natural gas and helium available to the Company to satisfy its delivery commitments. The Company does not rely on any third-party sources of supply to meet its delivery commitments.

The drilling program for Phase 1 has now reached the required cumulative flow rate to operate the process plant at nameplate capacity once tie-in connections are complete. Based on our current development plans, we expect both the LNG and LHe facilities to achieve full Phase 1 production capacity during the fourth quarter of 2026, which the Company believes will be sufficient to meet its Phase 1 delivery commitments over the next one to three years. The Company intends to drill beyond its nameplate capacity to ensure surplus feedstock continuity across the upstream side of its business. In the prior three years, we have failed to meet certain delivery commitments due to unscheduled breakdowns and outages described under “Renergen Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Operating Developments,” none of which resulted in a material impact on the Company.

Competition

The South African gas market has historically been stagnant, and almost entirely dependent on local production of liquefied petroleum gas (“LPG”), natural gas imported from Mozambique and methane-rich gas produced in South Africa. There are frequent constraints in LPG supply in South Africa. Natural gas imported from Mozambique comes via the Republic of Mozambique Pipeline Company pipeline to Johannesburg and is supplied mainly to users close to the pipeline at low pressures. Further, Sasol also supplies methane-rich gas to customers in eMalaheni and KwaZulu Natal. In addition to LPG, South Africa relies primarily on coal for electricity generation. Currently, only approximately 3% of South Africa’s energy mix comes from natural gas (which is imported from Mozambique). The current source of natural gas and coal supply is unable to fully supply existing energy demand. As the holder of South Africa’s first and only onshore petroleum production right, we believe our biggest competition for our LNG includes producers and distributors of LPG, including the Republic of Mozambique Pipeline Company, and producers of other fuel sources such as CNG and coal. Although South Africa has historically not imported LNG from outside of the continent, South Africa received its first import of LNG in November 2021 in the port of Ngqura. In the future, we may face geographic competition as other companies are granted exploration rights or production rights in South Africa (for example, Kinetiko Energy, D3 Energy and/or Rhino Resources) and begin producing LNG, or if such companies import LNG from external sources outside of the continent due to grants of rights to import LNG into South Africa. However, we believe that our current position as the sole LNG provider in South Africa, and as customers transition to LNG as a liquid fuel substitute of choice, allows us a first-mover competitive advantage in the local LNG market.

Helium is sold as a globally traded commodity, which is currently in tight supply and disruptions in the helium market can easily create shortages. Helium has traditionally been traded on long-term private contracts, keeping prices opaque and reducing incentives for helium exploration. The entire global helium supply is produced by approximately 15 liquefaction plants, located in the United States, Poland, Russia, Algeria, Qatar and China, among other locations. A smaller number of players control the distribution of helium, which is often subject to privately negotiated contracts. Location is often a primary competitive factor as the difficulties associated with transporting helium limit the distance it can be transported. We believe we compare favorably with many of our helium competitors due to our geographic location near the Cape of Good Hope, which we believe will allow us to provide helium to parts of the world that other competitors, such as companies located in Qatar, cannot. Additionally, helium becomes more economically viable to extract from natural gas at higher concentrations. We believe we compare favorably with many of our competitors due to the high concentration of helium in the Virginia Gas Project relative to our competitors.

Competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the South African government. Our larger or more integrated competitors may be able to absorb the burden of existing, and any changes to, international, federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. Additionally, other countries may not impose similar laws or regulations on the production of helium. It is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon our future operations. Such laws and regulations may substantially increase the costs of exploring for, developing or producing natural gas and helium, and may prevent or delay the commencement or continuation of a given operation. The effect of these risks cannot be accurately predicted.

Government Regulation

Given that we operate in a highly regulated environment, our operations are subject to oversight and monitoring by various regulatory authorities that have broad administrative and discretionary powers over us. In addition to the general corporate and commercial law regulations, we are subject to comprehensive South African petroleum laws and regulations and related laws and regulations covering matters such as the environment, empowerment, health and safety, labor, competition, expropriation and exchange controls.

The principal laws and regulations to which we are subject are set out below.

Corporate Law

Renergen is governed by the company laws of South Africa and, in particular, the Companies Act. The South African Companies Act regulates, among other things, the incorporation, registration, management and reporting requirements applicable to corporate actions such as acquisitions, disposals, financial assistance, share transactions and insolvencies involving the Company.

Competition law

South African Competition Act

The South African Competition Act No. 89 of 1998 (as amended from time to time) (the “South African Competition Act”) prohibits anti-competitive restrictive practices and abuses of a dominant position. The South African Competition Act requires that transactions resulting in a change of control in which the parties exceed certain turnover and asset values must be approved by the relevant competition authority before implementation.

The South African Competition Act established the Competition Commission and the Competition Tribunal (the “Tribunal”) to enforce the South African Competition Act. The Tribunal may impose an administrative penalty for South African Competition Act violations of up to 10% for a first-time offense and up to 25% for a repeat offense (of the same conduct) of a company’s turnover in South Africa and its exports from South Africa. The South African Competition Act also established the Competition Appeal Court (the “Appeal Court”), a specialist division of the High Court of South Africa, to adjudicate Tribunal competition law cases. In certain circumstances, competition law cases can be appealed from the Appeal Court to the Constitutional Court of South Africa.

Petroleum Law

South Africa’s upstream petroleum regulatory framework is currently in transition. The Mineral and Petroleum Resources Development Act 28 of 2002 (the “MPRDA”) remains the primary governing legislation. However, the Upstream Petroleum Resources Development Act 23 of 2024 (the “UPRDA”) has been assented to and published but has not yet commenced. Until the UPRDA commences, the MPRDA continues to regulate all upstream petroleum rights, including exploration rights and production rights. Upon commencement, the UPRDA is intended to replace the MPRDA with respect to upstream petroleum activities and introduce a separate regulatory framework for petroleum resources. The key provisions and implications of both the MPRDA and the UPRDA are discussed below.

The South African Mineral and Petroleum Resources Development Act 28 of 2002

The MPRDA is the primary legislation that regulates South Africa’s mineral and petroleum resources. The MPRDA seeks to promote equitable access to South Africa’s mineral and petroleum resources and promote economic growth and mineral and petroleum resources development. “Petroleum” is defined in the MPRDA as “any liquid, solid hydrocarbon or combustible gas existing in a natural condition in the earth’s crust and includes any such liquid or solid hydrocarbon or combustible gas, which gas has in any manner been returned to such natural condition, but does not include coal, bituminous shale or other stratified deposits from which oil can be obtained by destructive distillation or gas arising from a marsh or other surface deposit” and accordingly includes helium.

Under the MPRDA, all mineral and petroleum resources are the common heritage of all the people of South Africa, and the State is the custodian thereof for the benefit of all South Africans. As such, the DMPR has the discretion to grant, issue, refuse, control, administer and manage mining and petroleum rights.

The MPRDA, and specifically the prescripts of section 4(2), therefore abrogates the common law position that the surface landowner is the owner of the land, including the air space above the surface and the mineral or petroleum resources beneath the surface. The common law position that mineral and petroleum rights were privately owned was supported by the Minerals Act 50 of 1991, which has since been repealed by the MPRDA.

While the MPRDA does not expressly provide that the state is the owner of unmined minerals or unproduced petroleum, the ability of a landowner to exercise absolute rights over minerals or petroleum found on or under their land has been neutralized. The owner retains ultimate ownership, but not the incidence of ownership in respect of the minerals or petroleum. Accordingly, the holder of a right to minerals or petroleum under the MPRDA is granted a ‘limited real right’ in the minerals or petroleum to which the prospecting, mining, exploration right or production right relates.

Although the DMPR is responsible for granting, issuing, refusing, controlling, administering and managing petroleum rights, the PASA is responsible for (i) promoting onshore and offshore exploration and production of petroleum, (ii) receiving and evaluating applications for reconnaissance permits, exploration rights and production rights and (iii) making recommendations on such applications to the Minister of Mineral & Petroleum Resources.

Exploration right and production right applications are dealt with on a ‘first-come, first-served’ basis. If the PASA receives more than one application for an exploration right or a production right in respect of the same petroleum resource and land, applications received on the same day must be regarded as having been received at the same time and the Minister of Mineral & Petroleum Resources must give preference to applications from historically disadvantaged persons. Applications received on different days are dealt with in order of receipt.

There are certain requirements in terms of the MPRDA that must be met by applicants before the Minister of Mineral & Petroleum Resources may grant reconnaissance permits, exploration rights or production rights. Upon meeting such requirements, the Minister of Mineral & Petroleum Resources must grant the permit or right. A failure to grant a permit or right is an administrative action that is capable of internal appeal before the relevant official at the Department of Mineral and Petroleum Resources (the “DMPR”), depending on who the official was that took the administrative decision. After an internal appeal, a judicial review process is available to aggrieved applicants, on the condition that all internal appeals have been exhausted. The MPRDA provides that administrative processes must be conducted, or administrative decisions must be taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness, and procedural fairness, and that these decisions and the reasons behind them must be given in writing. Once exploration rights or production rights are granted to applicants, the exploration right or production right must be executed in the form of a notarial deed and registered at the Mineral and Petroleum Titles Registration Office in order for the right to enjoy the status of a limited real right enforceable against third parties. Reconnaissance permits need only be recorded by, and filed with, the Mineral and Petroleum Titles Registration Office.

Although not prescribed in the MPRDA, the standard terms and conditions of exploration rights and production rights typically provide that the State has an option to acquire a 10% participating interest for the State in production rights. The State will not be liable for past costs incurred by the rights holder in the exercise of such rights, but must contribute in accordance with its participating interest towards costs incurred after the acquisition by the State of its participating interest.

Black Economic Empowerment

The objectives of the MPRDA include the following:

•
promoting equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa (section 2(c) of the MPRDA);
•
substantially and meaningfully expanding opportunities for historically disadvantaged persons, including women and communities, to enter and actively participate in the mineral and petroleum industries and to benefit from the exploitation of South Africa’s mineral and petroleum resources (section 2(d) of the MPRDA); and
•
promoting employment and advancing the social and economic welfare of all South Africans (section 2(f) of the MPRDA) (collectively, the “Transformation Objectives”).

The Minister of Mineral & Petroleum Resources and the DMPR are required to exercise their administrative discretion under the MPRDA in a manner that ensures that the Transformation Objectives are fulfilled.

B-BBEE is aimed at the economic advancement of Black People in South Africa and is promulgated via the B-BBEE Act. Section 10(1) of the B-BBEE Act places an obligation on all organs of state and public entities to apply any relevant code of good practice issued in terms of section 9(1) of the B-BBEE Act in, inter alia, “determining the qualification criteria for the issuing of licenses, concessions or other authorizations in respect of economic activity in terms of any law”.

The exploration and production of petroleum resources in South Africa is regulated by the MPRDA, read with the Regulations for Petroleum Exploration and Production. The MPRDA distinguishes between mineral resources and petroleum resources. “Petroleum” is defined in the MPRDA as:

“any liquid, solid hydrocarbon or combustible gas existing in a natural condition in the earth’s crust and includes any such liquid or solid hydrocarbon or combustible gas, which gas has in any manner been returned to such natural condition, but does not include coal, bituminous shale or other stratified deposits from which oil can be obtained by destructive distillation or gas arising from a marsh or other surface deposit.”

Although an instrument called the Mining Charter regulates B-BBEE in the mining industry, its scope excludes the petroleum industry. To date there is no charter or code formally issued in terms of the B-BBEE Act or section 100 of the MPRDA which deals with B-BBEE or transformation requirements for the petroleum industry.

Given that there is no sector code regulating B-BBEE in the petroleum sector, companies in the petroleum sector are rated for B-BBEE compliance in terms of the Code of Good Practice (“Generic Codes”). Compliance with the Generic Codes is voluntary. The advancement of B-BBEE in the petroleum industry is achieved by imposing conditions in the rights issued by the DMPR.

In terms of section 80(1)(g) of the MPRDA, the Minister must grant an exploration right if the granting of the exploration right will further the objects referred to in sections 2(d) and (f) of the MPRDA, provided that the Minister may request the applicant to give effect to the provisions of section 2(d) of the MPRDA having regard to the type of petroleum resource and the extent of the exploration project. The Minister is under a similar obligation when faced with an application for a production right. The Minister must grant a production right if the granting of such a right will further the objects referred to in section 2(d) and (f) of the MPRDA and in accordance with the charter contemplated in section 100 of the MPRDA and the prescribed SLP.

The way in which the DMPR deals with the requirement to comply with the objects set out in section 2(d) and (f) of the MPRDA is by including a condition in the right issued by the DMPR to achieve the Transformation Objectives.

The UPRDA, which has been assented to but has not yet commenced, aims to bring policy certainty with respect to the Broad-Based Black Economic Empowerment Act 53 of 2003, as amended, (the “BEE Act”), and the generic Codes of Good Practice on Black Economic Empowerment issued by the Minister of the Trade, Industry and Competition under Section 9(1) of the BEE Act in Government Gazette 36928 on October 11, 2013 under General Notice 1012, read together with any industry charter that may be applicable from time to time, as amended (the “BEE Codes”). Furthermore, it aims to, inter alia:

•
provide for equitable access to, and sustainable development of, the nation’s petroleum resources;
•
provide for the advancement of national developmental imperatives by the state-owned company through the development of petroleum resources; and
•
provide for the holder of a petroleum right to retain its empowerment status after the exit of black persons under circumscribed circumstances.

Section 31 of the UPRDA imposes a requirement that every exploration right or production right must have a minimum of 10% BEE participating interest.

Reconnaissance permits

The holder of a reconnaissance permit issued in terms of the MPRDA may carry out operations for, or in connection with, the exploration for minerals or petroleum by geological, geophysical or photogeological surveys and may undertake any remote sensing techniques. The holder of a reconnaissance permit may not, however, carry out any exploration or production activities.

The Minister of Mineral & Petroleum Resources must issue a reconnaissance permit if, among other things, (i) the applicant has access to financial resources and has the technical ability to conduct the proposed reconnaissance operation; (ii) the estimated expenditure is compatible with the intended reconnaissance operation and duration of the reconnaissance program; and (iii) the reconnaissance will not result in unacceptable pollution, ecological degradation or damage to the environment and that the environmental authorization is issued.

A reconnaissance permit is valid for 1 year and is not renewable or transferable, nor does it grant the holder any exclusive rights.

Exploration rights

An exploration right issued under the MPRDA is a limited real right which authorizes the holder to carry out the entire value chain of petroleum exploration such as acquisition and processing of new geological/geophysical data, reprocessing of existing geological/geophysical data and any other related activity to define a trap to be tested by drilling, logging and testing, including well appraisal activities.

The Minister of Mineral & Petroleum Resources must grant an exploration right if, among other things, (i) the applicant has access to financial resources and has the technical ability to conduct the proposed exploration operation optimally in accordance with the exploration work program; (ii) the estimated expenditure is compatible with the intended exploration operation and duration of the exploration work program; (iii) the Minister of Mineral & Petroleum Resources has issued an environmental authorization; and (iv) the granting of such right will further the objects of the MPRDA.

The exploration work program sets out the petroleum resources to be explored, the exploration activities to be performed (i.e. outline of the geological, geochemical, geophysical, exploration drilling and other work to be performed), the period for which the right is required, technical data detailing the exploration method or methods to be implemented and the time required for each stage of the proposed exploration operation, and the exploration costs. The holder of an exploration right must continuously and actively conduct exploration operations in accordance with the approved exploration work program.

Exploration rights are granted for a period of up to three years and are transferable. The holder of an exploration right has the exclusive right to apply for and be granted a renewal of an exploration right in respect of the exploration area in question. An exploration right may be renewed for three consecutive periods, each not exceeding two years. As such, an exploration right can be valid for nine years, if renewed.

Subject to certain terms and conditions, the holder of an exploration right has the exclusive right to apply for and be granted a production right in respect of the petroleum and the exploration area in question.

Production rights

A production right issued in terms of the MPRDA authorizes the holder to conduct any operation, activity or matter that relates to the exploration, appraisal, development and production of petroleum. The MPRDA defines “production operation” as “any operation, activity or matter that relates to the exploration, appraisal, development and production of petroleum”.

The Minister of Mineral & Petroleum Resources must grant a production right if, among other things, (i) the applicant has access to financial resources and has the technical ability to conduct the proposed production operation optimally; (ii) the estimated expenditure is compatible with the intended production operation and duration of the production work program; (iii) the production will not result in unacceptable pollution, ecological degradation or damage to the environment; (iv) the applicant has complied with the terms and conditions of the exploration rights, if applicable; (v) the applicant has provided financially and otherwise for a prescribed social and labor plan; (vi) the petroleum can be produced optimally in accordance with the production work program; and (vii) the granting of such right will further the objects of the MPRDA.

The production work program must contain a plan showing the land to which the application relates; a registered description of the land to which the application relates; the type of petroleum to be produced; a comprehensive feasibility study including details of the measured petroleum resource; technical data detailing the production method to be used; details in respect of the envisaged production rate, processing, and marketing arrangements; a financing plan; an assessment of the reserves and the development program carried out by a competent person approved by PASA or the Minister of Mineral & Petroleum Resources.

Production rights are granted for a period of up to 30 years and are transferable. The MPRDA does not stipulate how many times a production right can be renewed and merely provides that a production right may be renewed for further periods, each of which must not exceed 30 years at a time in respect of each renewal, provided that the holder can justify that it can continue production operations. Subject to certain terms and conditions, the holder of a production right has the exclusive right to apply for and be granted renewal of the production right in respect of the petroleum area in question.

An application to renew a production right must (i) state the reasons and period for which the renewal is required; (ii) be accompanied by a detailed report reflecting the production results, the interpretation thereof and the production expenditure incurred; (iii) be accompanied by a report reflecting the extent of compliance with the requirements of the approved environmental management program, the rehabilitation to be completed and the estimated cost thereof; and (iv) include a detailed production work program for the renewal period.

The Minister must grant the renewal of a production right if the application complies with the requirements of the MPRDA and the holder of the production right has complied with (i) the terms and conditions of the production right; (ii) any relevant provision of the MPRDA or any other law; (iii) the production work program; (iv) the SLP; and (v) the approved environmental management program. Although the MPRDA provides for a prescribed public participation period in respect of applications for exploration rights or production rights; there is no prescribed public participation period in respect of applications to renew such licenses. A production right in respect of which an application for renewal has been lodged shall, despite its expiry date, remain in force until such time as such application has been granted or refused.

Protection of ownership of production assets and relevant rights

An exploration right or a production right which has been registered at the Mineral and Petroleum Titles Registration Office is considered to be a limited real right in respect of the petroleum and land to which such right relates. The holder of a production right has ownership of the petroleum resources once the petroleum has been severed from the land, which is enforceable against all third parties.

Security of tenure is listed among the objectives of the MPRDA. While the MPRDA does not expressly provide for the protection of ownership of production assets, section 25 of the South African Constitution protects the right to property, including production assets, by stipulating that no one may be deprived of property except in terms of a law of general application, and no law may permit arbitrary deprivation of property. Property may be expropriated only in terms of a law of general application, for a public purpose, or in the public interest, and subject to compensation. Therefore, although the State (including the Minister of Mineral & Petroleum Resources) is empowered to expropriate land and rights in land, provision is made for payment of compensation. This is discussed in more detail under “Business—Occupational, Health and Safety Regulation—Expropriation Legislation” below.

In terms of the MPRDA, where an application for a right relates to an area where another person holds a valid right in respect of the same petroleum resources, then any such right applied for will not be accepted for processing.

Suspension or cancellation of reconnaissance permits, exploration rights or production rights

A reconnaissance permit, exploration right or production right may be suspended or canceled by the DMPR if the holder contravenes the MPRDA or a term of the permit or right or the relevant environmental authorization, or if the holder has submitted inaccurate, false or misleading information in applying for the permit or right.

Before suspending or canceling the permit or right, the holder is notified of the reasons for the proposed suspension or cancellation and given directives as to how they may be remedied. The holder is given a reasonable opportunity to make representations as to why the permit or right should not be canceled or suspended, and the Minister of Mineral & Petroleum Resources is required to consider such representations before making a determination. The Minister of Mineral & Petroleum Resources has the discretion to lift the suspension if the holder complies with a directive and remedies the non-compliance or furnishes compelling reasons for the lifting of the suspension.

If an authorized person under the MPRDA discovers or suspects a contravention of the MPRDA or a term attaching to any reconnaissance permit, exploration right or production right, they can order the holder to take immediate rectifying steps to remedy the contravention, and, if the holder fails to do so, the authorized person may order that the relevant operations be suspended or terminated. The DMPR’s director-general must confirm or set aside such an order and notify the relevant permit or right holder within 60 days after the issue of the order, failing which such order shall lapse.

The South African Mineral and Petroleum Resources Royalty Act 28 of 2008

The South African Mineral and Petroleum Resources Royalty Act 28 of 2008 (“Royalty Act”) imposes a royalty on the transfer of a mineral resource (which includes a mineral or petroleum) extracted from within South Africa unless a relevant exemption applies. Any holder of an exploration right or production right (or a lease or sublease in respect of such a right) or any other person who has recovered a mineral resource in South Africa must register in terms of the Mineral and Petroleum Resources Royalty (Administration) Act 29 of 2008 and must render the prescribed returns as concerns the royalty imposed by the Royalty Act.

The royalties that are imposed differ between refined and unrefined mineral resources but in both instances are based on a percentage of gross sales, derived from a pre-determined formula measuring the ratio of earnings before interest and taxes (“EBIT”) and gross sales in respect of the mineral resources multiplied by a pre-determined number. EBIT and gross sales are defined in the Royalty Act. Refined mineral resources attract a maximum royalty of 5% of the gross sales of the extractor and a minimum of 0.5% of gross sales if the EBIT is negative. Unrefined mineral resources attract a maximum royalty of 7% of the gross sales and a minimum of 0.5% of gross sales of the extractor if the EBIT is negative.

The Royalty Act allows an exploration right or production right holder to agree with the Minister of Finance in terms of a binding agreement that any amendment to the determination of the royalty percentage formulae will have no effect on the formulae applied by the exploration right or production right holder prior to the amendment in respect of all exploration or production operations carried out for the resource for as long as the holder holds the right. The holder may withdraw from such binding agreement at any time.

The South African Upstream Petroleum Resources Development Act

The draft South African UPRDA was first introduced by the Minister of Mineral Resources and Energy on 24 December 2019 in an attempt to promote policy certainty and to encourage investment in petroleum resources in South Africa. The Upstream Petroleum Resources Development Act 23 of 2024 (UPRDA) has been assented to and published but has not yet commenced. Until commencement, the MPRDA continues to regulate upstream petroleum rights. The UPRDA proposes to separate the current regulatory framework so that petroleum and mineral resources are governed by two separate Acts.

Key provisions of the UPRDA, once commenced, include:

the introduction of a petroleum right comprising exploration and production phases;

the requirement that every petroleum right must have a minimum of 10% undivided participating interest by Black persons;

the Minister of Mineral Resources and Energy may reserve a block or blocks for black persons;

the State, through the State Petroleum Company, may obtain a right to carry a 20% interest in petroleum rights (in both the exploration and production phase); and the obligation on a petroleum right holder to sell a percentage of petroleum at the prevailing market price to the State Petroleum Company to meet the State’s strategic stock requirements.

The South African Gas Act

The South African Gas Act 48 of 2001 (“Gas Act”) regulates the development and operation of gas transmission, storage, distribution, liquefaction and regasification facilities and the provision of efficient, effective and sustainable gas transmission, storage, distribution, liquefaction, regasification and trading services. The Gas Act defines “gas” as “all hydrocarbon gases transported by pipeline, including natural gas, artificial gas, hydrogen rich gas, methane rich gas, synthetic gas, coal bed methane gas, liquefied natural gas, compressed natural gas, re-gasified liquefied natural gas, liquefied petroleum gas or any combination thereof”. The meaning of the word “gas” when used in the Gas Act is essentially that of any type of hydrocarbon gas transported by pipeline (also in combination with other gas), unless the context indicates otherwise.

Any person engaged in the (i) construction of gas transmission, storage, distribution, liquefaction and regasification facilities or the conversion of infrastructure into such facilities; (ii) operation of gas transmission, storage, distribution, liquefaction or re-gasification facilities; or (iii) trading in gas is required to obtain a license from the regulator under the Gas Act, the National Energy Regulator of South Africa (“NERSA”).

NERSA is responsible for, among other things,

issuing licenses;

gathering information relating to the production, transmission, storage, distribution, trading, liquefaction and re-gasification of gas;

issuing compliance notices and (if necessary) taking remedial action;

undertaking investigations and inquiries into the activities of licensees;

monitoring, approving, and (if necessary) regulating transmission and storage tariffs;

expropriating land or any right in, over or in respect of such land as is necessary for the performance of a licensee’s functions;

promoting competition in the gas industry; and

promoting the optimal use of available gas resources.

An application for a license must include (i) documents demonstrating the administrative, financial and technical abilities of the applicant, (ii) a description of the proposed facility to be constructed or operated, or the proposed trading to be conducted, including maps and diagrams where appropriate, (iii) a general description of the type of customers to be served and the tariff or gas price policies to be applied, and (iv) a detailed specification of the gas that will be traded under the license. The applicant may request confidential treatment of commercially sensitive information contained in an application and, subject to concurrence by NERSA, such information may be withheld from publicly available copies of the application.

If NERSA is of the view that the proposed construction of gas facilities or the proposed provision of gas services should be altered to provide access to third parties, it must inform the applicant of that view and request the applicant to supply reasons as to why the application should not be considered subject to the imposition of such condition.

If any objections to an application have been received from the public, the applicant is provided with an opportunity to provide a response to such objections. The Minister of Mineral Resources and Energy may direct that when NERSA decides upon a license application to establish a specified gas transmission pipeline, gas storage facility, liquefaction or re-gasification facility or to convert infrastructure into such facilities, or to operate such facilities, NERSA shall satisfy itself that such application meets, among other things, criteria specified by the Minister of Mineral Resources and Energy, which criteria must be based upon and must reflect the national interest, the promotion of regional growth, or any other social objective.

Any license issued in terms of the Gas Act is valid for a period of 25 years, or such longer period as NERSA may determine. A licensee may apply to have his or her license renewed but may not assign its license to another party.

Licensees may not discriminate between customers or classes of customers regarding access, tariffs, prices, conditions or service except for objectively justifiable and identifiable differences regarding such matters as quantity, transmission distance, length of contract, load profile, interruptible supply or other distinguishing feature approved by NERSA.

NERSA may vary, suspend or remove any of the license conditions, or may include additional conditions on application by the licensee, with the permission of the licensee, upon non-compliance by a licensee with a license condition, if it is necessary for the purposes of the Gas Act, or on application by any affected party.

NERSA may revoke a license on the application of a licensee if (i) the licensed facility or activity is no longer required; (ii) the licensed facility or activity is not economically justifiable; or (iii) another person is willing and able to assume the rights and obligations of the licensee concerned in accordance with the requirements and objectives of the Gas Act, and a new license is issued to such person.

Section 2(d) of the Gas Act seeks to promote companies in the gas industry that are owned or controlled by historically disadvantaged South Africans by means of license conditions so as to enable them to become competitive. Although there are not explicit requirements for the submission of information regarding the participation of historically disadvantaged South Africans in license applications, section 21(1)(b) empowers NERSA to request companies licensed in terms of the Gas Act to submit information relating to the participation of historically disadvantaged South Africans in their licensed activities.

A new Gas Bill (B6-2026) was introduced in the National Assembly on 5 March 2026. If enacted, it will repeal and replace the Gas Act, 2001 and establish a modernized regulatory framework for the gas industry. The Bill provides for licensing and registration of gas activities, tariff and maximum-price regulation, enhanced powers of the Energy Regulator, compliance notices, administrative fines, investigations, non-discrimination obligations, exemptions, a Gas Master Plan, new gas facilities and strategic integrated energy projects, environmental and rehabilitation obligations, and measures to promote B-BBEE and inclusive participation in the gas sector. The Bill remains before Parliament and is not yet law.

Environmental Law

All South Africans have a constitutional right to an environment that is not harmful to one’s health or well-being. The South African Constitution compels the South African government to make legislation and to take reasonable measures to protect the environment, prevent pollution and ecological degradation, promote conservation, and secure sustainable development in South Africa.

The “One Environment System” is South Africa’s environmental authorization regime, which was implemented on December 8, 2014. This regime was introduced to streamline the licensing processes for exploration rights and production rights, environmental authorizations and water use licenses and to move the regulation of environmental matters in the mining and petroleum industries from the MPRDA to the South African National Environmental Management Act 107 of 1998 (“NEMA”) and other environmental statutes. For instance, the requirement to obtain an environmental management program or plan under the MPRDA has been removed and replaced with the requirement to obtain an environmental authorization and associated environmental management program under NEMA. Under the One Environmental System, the Minister of Mineral and Petroleum Resources is responsible for issuing environmental authorizations and waste management licenses in terms of NEMA and the South African National Environmental Management: Waste Act (NEMWA), respectively, for exploration, production and related activities. The Minister of Forestry, Fisheries and the Environment (“Environmental Minister”) is the appeal authority for these authorizations.

National Environmental Management Act 107 of 1998

Before an exploration right or production right may be issued by the Minister of Mineral and Petroleum Resources under the MPRDA, the exploration or production activities must be authorized by an environmental authorization issued by the Minister of Mineral and Petroleum Resources under NEMA. The Petroleum Agency South Africa (PASA) is the designated agency under section 70 of the MPRDA, authorized to perform specified regulatory and administrative functions relating to petroleum exploration and production on behalf of the Minister responsible for Mineral and Petroleum Resources. The PASA is responsible for reviewing and making recommendations to the Minister of Mineral and Petroleum Resources with regard to the acceptance of environmental reports and the conditions of the environmental authorizations in respect of exploration or production activities. Commencing a listed activity under the Environmental Impact Assessment Regulations, 2014 (including activities that require an exploration right or production right under the MPRDA) without an environmental authorization is an offense in terms of NEMA.

Applicants for environmental authorizations are required to follow a prescribed public participation process to enable meaningful consultation with all interested and affected parties, which include host communities. Applicants for environmental authorizations in respect of activities constituting, or activities directly related to prospecting or exploration of a mineral or petroleum resource or extraction and primary processing of a mineral or petroleum resource are exempted from having to obtain the consent of the landowner or person in control of the land to undertake such activity on that land in terms of the Environmental Impact Assessment Regulations under NEMA. Applicants for an environmental authorization must submit an environmental impact assessment report and an environmental management program containing, among other things: information on the site-specific environment; identification, assessment and quantification of any potential environmental, economic and social impacts; and provision of appropriate mitigating measures to minimize any negative impacts caused by the exploration or production operations and enhance any positive impacts. The Minister of Forestry, Fisheries and the Environment is the appeal authority in respect of any appeals against a decision made in terms of the Acts promulgated in terms of the One Environmental System.

The MPRDA provides that no exploration or production operations may commence unless the holder of the rights concerned has provided for a financial provision acceptable to the Regulator guaranteeing the availability of sufficient funds for the due fulfillment of all exploration and production work programs by the holder.

Financial provisioning for the remediation of environmental damage from mining is regulated in terms of section 24P, read with section 24PA, of NEMA and the 2015 Financial Provisioning Regulations. Section 24P of NEMA provides that an applicant for an environmental authorization relating to exploration or production must, before the Minister of Mineral and Petroleum Resources issues the environmental authorization, comply with the prescribed financial provision for the progressive rehabilitation, decommissioning, closure and post-closure activities, including the pumping and treatment of extraneous and polluted water, where relevant. Therefore, companies undertaking exploration or production activities must make financial provision for rehabilitation liabilities to the satisfaction of the DMPR, which may include the requirement for parent company or third-party guarantees to be provided. This means that the holder of an exploration right or production right must set aside financial provisioning for rehabilitation of the exploration or production activities for concurrent rehabilitation, rehabilitation upon closure and the costs of managing latent and residual post-closure impacts.

The Financial Provisioning Regulations, 2015, promulgated under NEMA, regulate financial provisioning for the rehabilitation and management of environmental impacts associated with prospecting, exploration, mining and production operations. The Regulations contain transitional arrangements applicable to rights and permits applied for prior to 20 November 2015. Following a number of extensions to the original transitional compliance period, the Minister amended regulations 17A and 17B on 1 February 2024 under Government Notice 4296 in Government Gazette 50059. In terms of the amended provisions, affected right and permit holders are required to comply with the 2015 Financial Provisioning Regulations by a date still to be published in the Government Gazette. Until that date, an affected holder is regarded as complying with the Regulations where it continues to comply with the financial provisioning provisions and arrangements approved as part of its right or permit issued under the MPRDA.

A proposed replacement financial provisioning regime was published for public comment on July 11, 2022 under Government Notice 2272 in Government Gazette 47112. As at August 25, 2026, those proposed regulations have not been brought into force as final replacement regulations. The proposed regime contains revised requirements relating to the determination, review, auditing and maintenance of financial provision for environmental mitigation, rehabilitation, decommissioning, closure and latent or residual environmental impacts. The ultimate implications for individual exploration or production right holders will depend on the final form and commencement arrangements of any replacement regulations.

Until a replacement regime comes into operation, financial provisioning and closure obligations should be considered with reference to NEMA and the Financial Provisioning Regulations, 2015, as amended, together with the applicable provisions of the MPRDA, including section 43 in relation to closure certificates, and the financial provisioning arrangements applicable to the particular right under the transitional provisions.

National Water Act 36 of 1998

The NWA regulates and seeks to conserve and protect South Africa’s water resources (including rivers, springs, wetlands, lakes, dams, aquifers and estuaries). Any person who intends to undertake one of the specified water uses in the NWA must ensure that the water use is conducted in accordance with a water use license (“WUL”) in terms of the NWA. Water uses include, among others: the taking of water from a water resource; the storage of water; the diversion of watercourses; the alteration of the bed, banks, course or characteristics of a watercourse; the discharge of wastewater, and the disposal of waste in a manner which may detrimentally impact on a water resource. Most large-scale greenfield developments require a water use license in order to conduct their operations, particularly for activities relating to the impeding or diverting of the flow of water in a watercourse and altering the bed, banks, course or characteristics of a watercourse.

A person may only use water without a license if the water use is regarded as one of the specific permissible water uses (such as reasonable domestic and small-scale uses), if the water use is permissible as a continuation of an existing lawful use (any water use which was lawful under the Water Act 54 of 1956 and which took place within two years prior to October 1, 1998) or if the water use is permissible in terms of a general authorization issued under the NWA.

The Minister of Water and Sanitation is responsible for issuing WULs and has issued regulations setting out the procedural requirements and steps for applications for water use licenses, as well as appeal processes for decisions taken. In terms of section 30 of the National Water Act, the responsible authority may require an applicant to provide financial security in respect of obligations or potential obligations arising from a water use license. Where such security is required pursuant to the Water Use Licence Application and Appeals Regulations, 2017, the applicant is required to submit the prescribed security documentation in Annexure E, with such security remaining valid for at least five years after the licensed water use activities have lapsed.

In 2025 and 2026, the Department of Water and Sanitation published and advanced proposed amendments to the NWA. The proposed amendments are intended to modernize South Africa's water regulatory framework by strengthening water security, enhancing the protection of strategic water source areas, promoting equitable access to water resources, improving water-use administration and reforming aspects of water governance and allocation.

Key proposals include amendments relating to water-use licensing and renewal processes, regulation of transfers of water-use authorizations, enhanced powers to reallocate water in certain circumstances, reforms to the governance of Water User Associations, additional protection measures for strategic water source areas and the phased review of historical water-use arrangements. The proposed amendments also seek to address perceived inefficiencies in existing allocation and transfer mechanisms and to align water management more closely with national equity, sustainability and water-security objectives.

The proposed amendments remain subject to the legislative process and may be amended further before enactment.

National Environmental Management: Waste Act 59 of 2008

The South African National Environmental Management: Waste Act 59 of 2008 (“NEMWA”) regulates the management of waste and the control of waste management activities. NEMWA provides that no person may commence, undertake or conduct a waste management activity listed under the list of waste management activities published by the Minister of Forestry, Fisheries and the Environment without a waste management license or complying with prescribed requirements or standards.

The Minister of Forestry, Fisheries and the Environment may, by notice in the South African Government Gazette, prohibit or restrict the granting of a waste management license by the licensing authority for a listed activity in a specified geographical area if deemed necessary to ensure the protection of the environment, conservation of resources, sustainable development or human health and well-being.

NEMWA also regulates contaminated land, including land where the contamination arose before the commencement of NEMWA on July 1, 2009. Any land identified as an investigation area by the environmental authorities, or which a landowner notifies as contaminated to the environmental authorities, is to be assessed and reported. A directive or remediation order may be issued by the environmental authorities requiring the remediation of the site following such assessment and report, depending on the level of risk associated with the contamination. NEMWA prohibits the transfer of contaminated land, unless the person to whom that land is to be transferred has been informed that the land is contaminated and, in the case of a remediation site, unless the relevant environmental authorities have been notified and the person responsible for the remediation has complied with any conditions that may have been specified by the environmental authorities.

National Environmental Management: Air Quality Act 39 of 2004

Any person who intends to undertake an activity which results in atmospheric emissions and which has been identified as having or being likely to have a significant detrimental effect on the environment (including health, social conditions, economic conditions, ecological conditions or cultural heritage), must obtain an atmospheric emission license prior to undertaking such listed activity in terms of the South African National Environmental Management: Air Quality Act 39 of 2004 (“NEMAQA”). NEMAQA requires the Minister of Forestry, Fisheries and the Environment to establish a national framework for achieving the objectives of NEMAQA, which must include, among other things, minimum emission standards and norms and standards. Local government is entrusted with the competence to manage air pollution, with municipalities being the licensing authority for purposes of issuing atmospheric emission licenses.

The measurement and monitoring of atmospheric emissions are regulated through various tools such as: the air dispersion modeling framework, the declaration of priority pollutants and pollutant areas, and the mandatory reporting of data and information from identified point, non-point, and mobile sources of atmospheric emissions to the National Atmospheric Emissions Inventory System. The Department of Forestry, Fisheries and the Environment (the “DFFE”) declared certain greenhouse gases (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride) as priority air pollutants in 2017. A person conducting any of the prescribed production processes which involve the emission of greenhouse gases in excess of 0.1 megatons annually, reported as carbon dioxide equivalents (CO2-eq), and/or if so directed by the Minister of Forestry, Fisheries and the Environment, is required to submit a pollution prevention plan to the Minister of Forestry, Fisheries and the Environment for approval. Such persons must monitor, evaluate and report on the implementation of their approved pollution prevention plans to the DFFE.

Carbon Tax Act 15 of 2019

The imposition of a regulatory framework for greenhouse gas emission reporting formed the basis for the imposition of a carbon tax, which was introduced on June 1, 2019 pursuant to the commencement of the South African Carbon Tax Act 15 of 2019 (“Carbon Tax Act”). The Carbon Tax Act introduces a carbon tax on identified affected sectors on the basis of their greenhouse gas emission concentrations as a controlled climate change mitigation measure. This is in accordance with South Africa’s commitment to reduce its greenhouse gas emissions in terms of South Africa’s National Climate Change Response Policy of 2011, the National Development Plan of 2012 and the nationally determined contribution under the Paris Agreement which was adopted by South Africa in 2016.

Under the Carbon Tax Act, a person is liable to pay carbon tax if that person conducts an activity in South Africa resulting in greenhouse gas emissions equal to or above a defined threshold. A detailed list of activities and sectors, as well as their capacity thresholds and applicable allowances are set out in a schedule to the Carbon Tax Act. Activities carried out at the Group’s operations may fall within a number of these categories.

The carbon tax is being introduced in a phased manner. The first phase was initially meant to run until December 31, 2022, but was extended by three years for the period January 1, 2023 to December 31, 2025. The Carbon Tax Act imposed a carbon tax of R120 per ton of CO2-eq of the greenhouse gas emissions of a taxpayer for the initial tax period from June 1, 2019 to December 31, 2019, increased annually in accordance with the escalation path prescribed under the Carbon Tax Act and subsequent amendments.

The carbon tax rate increased from R159 per tonne of CO₂-eq in 2023 to R190 per tonne in 2024 and is currently R236 per tonne of CO₂-eq for the tax period commencing January 1, 2025. Phase 2 of the carbon tax commenced on January 1, 2026, with a revised tax rate trajectory and a gradual reduction of certain tax-free allowances.

Carbon tax liability is calculated as the tax base (sum of greenhouse gas emissions from combustion, industrial processes and fugitive emissions in accordance with a reporting methodology approved by the DFFE, proportionately reduced by certain tax-free allowances and to the extent applicable certain deductions) multiplied by the rate of the carbon tax.

However, a number of transitional tax-free allowances apply during the Carbon Tax Act’s first phase of implementation, which aims to ensure a smooth transition to a low carbon economy. The first phase maximum percentages of each permissible allowance for each listed activity conducted are set out in a schedule to the Carbon Tax Act. The basic tax-free allowances will also be gradually reduced to strengthen the price signals under the carbon tax from January 1, 2026 to December 31, 2030.

Climate Change Act 22 of 2024

The Climate Change Act 22 of 2024 has been enacted and partially commenced with effect from March 17, 2025. However, certain key provisions relating to the carbon-budget framework, including provisions dealing with sectoral emissions targets, carbon budgets and mitigation plans, have been deferred pending the finalization of supporting regulations and implementation mechanisms. The Climate Change Act contemplates a carbon-budget framework which, once fully operational, is intended to interact with the Carbon Tax Act 15 of 2019 by replacing the existing voluntary carbon-budget allowance with a mandatory compliance framework. The carbon-tax regime has also entered its second phase from January 1, 2026, with the headline carbon tax rate increasing to R308 per tonne of carbon dioxide equivalent for the 2026 tax period. Further amendments to align carbon tax liability, allowances and potential consequences for exceeding carbon budgets are expected to be implemented through tax legislation and regulations as the Climate Change Act framework is brought fully into operation.

To prepare South Africa for the structural transition to a climate-resilient economy, the government progressively increased the carbon price with the headline carbon tax increasing to R308 per tonne of carbon dioxide equivalent from January 1, 2026. The second phase of the carbon tax regime commenced on January 1, 2026 and is expected to run until December 31, 2030, with further policy and legislative changes anticipated as the carbon tax framework is aligned with South Africa’s mandatory carbon-budget regime under the Climate Change Act 22 of 2024.

The Carbon Offset Regulations issued under section 19 of the Carbon Tax Act, which took effect on June 1, 2019, continue to provide a first material mechanism permitting companies to reduce their carbon tax liability (between 5% and 10% of their total greenhouse gas emissions) through investment in a carbon offset program. Further reforms to the carbon offset regime and related allowances remain under consideration as part of the second-phase carbon tax framework. On June 19, 2020, the Minister of Finance finalized the regulatory mechanisms applicable to the Carbon Tax Act, which include regulations governing trade exposure allowances, greenhouse gas emissions intensity benchmarks, and a notice regarding a renewable energy premium. Government has also proposed amendments to clarify the interaction between carbon tax liability and carbon budgets, including potential refund mechanisms where a taxpayer complies with its multi-year carbon budget cycle.

National Heritage Resources Act 25 of 1999

The removal or demolition of or damage to any articles of historical, paleontological or cultural importance requires a permit in terms of the South African National Heritage Resources Act 25 of 1999 (“NHRA”) from the South African Heritage Resources Agency or relevant provincial authority, as the case may be. Burial grounds and graves are also protected under the NHRA, and a permit is required to destroy, damage, alter, exhume or remove such articles.

Furthermore, any person that intends to construct a road, wall, powerline, pipeline, canal or other similar form of linear development or barrier exceeding 300m in length or undertake a development exceeding 5000m2 in extent is required to notify the relevant heritage resources authority and furnish it with details regarding the proposed development. The heritage resources authority may require that a heritage impact assessment is conducted and that a report is submitted to the relevant authority for approval.

National Environmental Management: Biodiversity Act 10 of 2004

The South African National Environmental Management: Biodiversity Act (“NEMBA”) regulates the management and conservation of South Africa’s biodiversity within the framework of NEMA. NEMBA provides for, among other things: (i) the protection of species and ecosystems that warrant national protection; (ii) giving effect to ratified international agreements relating to biodiversity which are binding on South Africa; (iii) the sustainable use of indigenous biological resources; (iv) the fair and equitable sharing of benefits arising from bioprospecting involving indigenous biological resources; and (v) the establishment of the South African National Biodiversity Institute. NEMBA defines “biodiversity” as the “variability among living organisms from all sources, including terrestrial, marine, and other aquatic ecosystems and the ecological complexes of which they are part, and also includes diversity within species, between species, and of ecosystems”.

In achieving its objectives, NEMBA requires that a permit is necessary if any person intends to: carry out a restricted activity involving a specimen of a listed threatened or protected species; or carry out a restricted activity in relation to a specimen of an alien species or listed invasive species. A restricted activity is defined very broadly in NEMBA and almost any action in respect of a listed threatened or protected species or in respect of actively cultivating or promoting the spread of an alien species or listed invasive species would require a permit prior to undertaking that activity (such as gathering, collecting, damaging or destroying any specimen of a listed threatened or protected species or having in possession or exercising physical control over any specimen of a listed threatened or protected species). If a listed activity in relation to any of the listed species is triggered, a permit must be obtained. Further permitting requirements may also be imposed by provincial biodiversity legislation.

National Forests Act 84 of 1998

The South African National Forests Act 84 of 1998 (“NFA”) regulates the protection of certain forests and tree species. The NFA provides that a license or exemption must be obtained in order to (i) cut, disturb, damage or destroy any indigenous tree in a natural forest or any protected tree; or (ii) possess, collect, remove, transport, export, purchase, sell, donate or in any other manner acquire or dispose of any tree, or any forest product derived from an indigenous tree in a natural forest or a protected tree. The Minister of Forestry, Fisheries and the Environment has published a list of tree species or forests that are protected in terms of the NFA.

International Climate Change Considerations

The UN-sponsored “Paris Agreement” requires member states to individually determine and submit non-binding emissions reduction targets every five years after 2020. South Africa released its updated national climate commitment under the Paris Agreement in September, 2021, which includes national absolute emissions targets of 398-510 MT carbon dioxide equivalent by 2025 and 350-420 MT carbon dioxide equivalent by 2030. In November 2021, the international community gathered in Glasgow at COP26, during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-CO2 GHGs. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. While South Africa is not currently a Global Methane Pledge participant, during COP26 the US, UK, and EU announced an approximately $8.5 billion funding partnership to help South Africa decarbonize its energy system. The specific terms of this deal are currently subject to ongoing negotiations between South Africa and its counterparties. COP26 concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature and emphasized reductions in GHG emissions. These goals were reaffirmed at COP27. Additionally, South Africa published its Just Energy Transition Plan at COP27, which laid out priority investment requirements in the electricity, new energy vehicles, and green hydrogen sectors. COP27 also introduced new agreements to provide loss and damage funding for nations particularly vulnerable to the effects of climate change, and to boost support for finance, technology, and capacity building needed by developing countries.

Additionally, we may voluntarily participate in, or commit to, several international standards and programs for disclosing and reporting on ESG performance standards and metrics. Participation in these programs will require that we report, among other disclosures, certain emissions metrics and climate-related practices. At this time we are still determining the extent of our participation in any such programs and whether we will develop climate change or emissions goals thereunder or separately.

Institutional lenders, asset managers, and financial regulators alike have become more attentive to sustainable financial practices. For example, at COP26, the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. Accordingly, financial institutions or other stakeholders may seek to encourage or compel certain emissions disclosures and reduction goals, sustainability practices, or participation in specific international climate partnerships with respect to their investment in our business. Additionally, the SEC proposed new rules relating to the disclosure of a range of climate-related risks and emissions metrics in March 2022. If this rule is finalized as proposed, our registration as an FPI would likely subject us to these requirements.

Occupational, Health and Safety Regulation

The South African Mine Health and Safety Act (29 of 1996) (the “MHSA”)

The occupational health and safety of all employees in the mining industry is governed by both legislation and common law. The common law plays an important role in that it encompasses principles relating to contractual, delictual (i.e., tortious), and criminal liability.

The MHSA, together with its regulations and the regulations to the now-repealed Minerals Act (which remains in force in terms of schedule 4 of the MHSA), is the primary legislative regime governing occupational health and safety at mines.

An important objective of the MHSA is to protect the health and safety of all persons at, and who may be affected by, the operation of activities at mines. Therefore, the MHSA is not merely concerned with the health and safety of persons directly employed by the holder of the mining right. An employer, being a holder of a mining right, is obliged to protect as far as reasonably practicable, the health and safety of non-employees (such as visitors to a mine or persons in the vicinity that may be affected by the operations at the mine) and employees of independent contractors and all other persons performing work at a mine, irrespective of the type of work being conducted.

The MHSA imposes obligations on an employer to ensure, as far as reasonably practicable, that the mine is designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and to maintain a healthy and safe mine environment. An employer must staff the mine with due regard to health and safety by appointing competent and experienced managerial and supervisory personnel and ensure an adequate supply of health and safety equipment.

The employer must establish a health and safety policy, prepare and implement mandatory codes of practice, and provide health and safety training.

The employer must also assess and respond to risk. This includes identifying hazards to health and safety at mining operations, assessing the risks posed by the operations and determining measures to eliminate, control or minimize such risks.

The employer is required to establish a system of medical surveillance, conduct occupational hygiene measurements, keep records of medical surveillance and medical examinations of current and former employees, and complete and submit various ad hoc, quarterly and annual reports to the relevant inspectorate, including an annual medical report.

The Mine Health and Safety Inspectorate (the “MHSI”) enforces the MHSA and conducts investigations and inquiries into work-related injuries, fatalities and dangerous occurrences. The MHSI also plays an important role in the promotion of health and safety at mines.

Should employers or employees fail to comply with their MHSA obligations, the MHSI may issue instructions to comply with the regulations or to halt all or part of the mines’ operations if they believe an occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine.

The MHSI may also instruct employers to take actions to address a condition that may have exposed persons to risks of injury or disease.

The Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA.

A Principal Inspector of Mines could also issue a company with an administrative fine for contraventions of the MHSA in terms of section 55B of the MHSA. The maximum fine that can be imposed for each contravention of the MHSA is R1 million per contravention.

Finally, a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offense has been committed. Any person convicted of an offense in terms of the MHSA may be sentenced to a fine or imprisonment as may be prescribed.

The Group’s operations must ensure that: (i) the correct legal appointments are made; (ii) all third-party contractors on the operations are well equipped and have the requisite knowledge and competence with regard to health and safety and the MHSA; and (iii) the contracts between the Group’s operations and the third-party contractors make sufficient provision and warranties for health and safety on site.

The MHSA (and thus the jurisdiction of the DMPR) only extends to “mines” as defined under the MHSA. A “mine” includes, inter alia, the geographical area of the relevant mining authorization. The “employer” under the MHSA is defined as the holder of the mining authorization. Any workplace which does not fall within the definition of a mine for purposes of the MHSA ought to be governed by the provisions of the OHSA. However, the MHSI tends to adopt a geographical approach to the enforcement of its jurisdiction and powers under the MHSA in respect of operations falling within the area of a mining authorization, even if such activities do not involve mining. It is generally impractical for non-mining activities to be governed by the MHSA. In such circumstances, section 79 of the MHSA allows the employer to apply to the Minister of Mineral Resources and Energy for an exemption from any or all of the provisions of the MHSA on certain conditions, including that such non-mining activities will be regulated under the OHSA.

A Mine Health and Safety Amendment Bill (B10-2026) was introduced in the National Assembly on 7 April 2026 and, if enacted, would amend the Mine Health and Safety Act, 1996 to strengthen managerial responsibility and employer accountability, streamline administrative processes, revise institutional arrangements relating to the Mine Health and Safety Council and Inspectorate, and strengthen enforcement provisions and penalties.

The South African Occupational Health and Safety Act (85 of 1993) (the “OHSA”)

The OHSA sets out the minimum rights and duties of employers and employees to maintain, as far as reasonably practicable, a healthy and safe working environment. The OHSA does not apply to mines (unless specifically directed by the Minister of Employment and Labour), which are regulated by the MHSA detailed above. Where the Group operates or manages workplaces that fall outside of the MHSA (such as its non-mining operations or workplaces), the OHSA applies, and the employer is required to discharge the duties as set out in the OHSA. The OHSA contains similar duties as those prescribed in the MHSA relating to the identification, assessment and control of occupational health and safety risks, which are enforced by inspectors from the Department of Employment and Labour and who have similar powers in terms of the OHSA as inspectors under the MHSA. A notable distinction between the OHSA and the MHSA is that each employer remains responsible for the occupational health and safety of their own employees and where an employer has engaged contractors, the employer can enter into a contract with the contractor agreeing to the arrangements and procedures between them to ensure compliance by the contractor with the provisions of the OHSA. This has the effect of the employer contracting out of its obligations in respect of the employees of contractors.

In terms of the Construction Regulations under the OHSA, any person who procures construction work in connection with the construction, erection, alteration, renovation, repair, demolition or dismantling of or addition to a building or any similar structure where such work exceeds 180 days or the relevant works contract exceeds R13 million in value is required to apply to the Provincial Director of the Department of Employment and Labor for a construction work permit. Such construction work may not commence before the construction work permit is issued to the applicant. The construction work, including the appointment of contractors and the design and performance of the work, must be conducted in compliance with the specific requirements of the Construction Regulations.

In terms of the Major Hazard Installation Regulations, 2022 under the OHSA (“MHI Regulations”), a duty holder, being an employer, self-employed person, user or pipeline operator in control of an establishment, must comply with the MHI Regulations where dangerous substances listed in the Regulations are present at or above the applicable qualifying quantities, or where the nature and quantity of dangerous substances may pose the potential for a major incident. The MHI Regulations classify establishments into low, medium and high hazard establishments and require notification, registration and risk-management measures according to the applicable classification. A duty holder must notify the Chief Inspector, the relevant Chief Director: Provincial Operations and the relevant local government on the prescribed form at least 90 days before the erection of a new establishment or when there is an anticipated change to an existing establishment. The notification must be accompanied by prescribed supporting information, including land-use approvals, an inventory list and safety data sheets for dangerous substances, the most recent risk assessment report, site and substance-location plans, and details of neighboring sites within the impact zone. Duty holders are also required to conduct and update risk assessments and to implement related safety management measures, including emergency planning, information and training, and, where applicable, a major incident prevention policy, safety report and license to operate. The MHI Regulations further require every person who supplies a dangerous substance to an establishment to provide a safety data sheet with the substance and basic information for training on the use and handling of that substance.

In terms of the Regulations for Hazardous Chemical Agents under the OHSA (“HCA Regulations”), an employer who carries out work at a workplace which may expose any person to a prescribed hazardous chemical agent (“HCA”) at the workplace must assess and monitor possible exposure to the HCA, monitor possible airborne concentrations of the HCA and provide medical surveillance to any person(s) exposed to the HCA. The employer must also control exposure to the HCA and, where exposure cannot be adequately controlled, provide employees with appropriate personal protective equipment. Manufacturers of HCAs are also obliged to supply the HCA together with a material safety data sheet in the prescribed format and ensure that the HCA is labelled and packaged in accordance with the HCA Regulations.

An employer who operates, tests, maintains or inspects pressure equipment with a design pressure equal to or greater than 50 kPa is obliged to do so in compliance with the requirements of the Pressure Equipment Regulations under the OHSA. No person may handle, store or distribute gas other than in accordance with prescribed health and safety standards issued by the South African Bureau of Standards (including SANS347 and SANS10227). After installation or re-installation, and before commissioning of a gas system, the user shall ensure that an external inspection and a leak test are performed by an authorized person or an approved inspection authority.

The South African Compensation for Occupational Injuries and Diseases Act (130 of 1993) (“COIDA”)

COIDA provides a system of “no-fault” compensation for employees who are injured, contract an occupational disease, or die as a result of an accident or disease arising out of and in the course and scope of their employment. Employers are required to register with the Compensation Commissioner or an approved mutual association and to pay the prescribed assessments. The Compensation for Occupational Injuries and Diseases Amendment Act 10 of 2022 has commenced in phases from January 23, 2026, with certain provisions commencing on February 1, 2026 and April 1, 2026. The amendments introduce, among other things, a statutory rehabilitation, reintegration and return-to-work framework, enhanced inspection and enforcement powers, compliance orders, administrative penalties for non-compliance, and an extension of the prescription period for claims from 12 months to three years.

The amendments also expand aspects of COIDA’s protection, including by recognising post-traumatic stress disorder as an occupational disease and extending coverage to certain work-related training and employer-provided transport circumstances. In the event of a compensable occupational injury, disease or death, the employee or the employee’s dependents are generally precluded from instituting a civil damages claim against the employee’s employer and must claim compensation in terms of COIDA, although COIDA does not necessarily preclude claims against third parties, including contractors or other responsible parties, depending on the facts and applicable law.

The South African Occupational Diseases in Mines and Works Act (78 of 1973) (“ODIMWA”)

Given the extent to which we are involved in “mining” as contemplated under the MHSA/MPRDA and the risk of exposure of employees to gases, vapors or chemical substances during the course of their work, certain respiratory diseases which employees may contract due to such exposure are compensable under ODIMWA. ODIMWA applies to all “controlled mines” or “controlled works” or where “risk work” is performed at a mine or works. An indication as to whether a mine or works is governed by the provisions of ODIMWA, is the certification of the mine or works by a Risk Committee in terms of ODIMWA and the requirement to pay ODIMWA levies to the Compensation Commissioner for Occupational Diseases. ODIMWA provides for the payment of compensation for certain specified lung diseases contracted by employees (including contractor employees) at controlled mines or works. It must be noted, however, that if an employee contracts an occupational disease that is not compensable under ODIMWA (i.e., noise-induced hearing loss), such employee will have a claim under COIDA regardless of whether the mine or works is “controlled”.

ODIMWA does not provide protection to an employer against liability for common law damages in respect of compensable diseases (as defined in ODIMWA). Accordingly, if an employee (including a contractor employee) contracts a compensable disease, such employee will be entitled to compensation under ODIMWA and may also institute a common law claim for damages against the employer for the balance of the employee’s claim to the extent that the claim is not to be covered under ODIMWA. The owner of the controlled mine or works is responsible for paying ODIMWA levies in respect of all persons working at a mine or works, including contractors’ employees.

The South African Restitution of Land Rights Act (22 of 1994) (the “Restitution of Land Rights Act”)

The Restitution of Land Rights Act provides for the restitution of rights in land to persons or communities who were dispossessed of such rights as a result of past racially discriminatory laws or practices subsequent to June 19, 1913. Claims under the Restitution of Land Rights Act initially had to be lodged by December 31, 1998. This period was reopened with the enactment of the South African Restitution of Land Rights Amendment Act (15 of 2014) (the “Land Rights Amendment Act”) which extended the cut-off date for the lodgment of claims to December 31, 2019. However, the South African Constitutional Court declared the Land Rights Amendment Act invalid, and the Land Claims Commission is prohibited from processing claims lodged after the Land Rights Amendment Act became operational on July 1, 2014, until all claims lodged prior to December 31, 1998, have been finalized.

The Restitution of Land Rights Act establishes that the SA Land Claims Court may order: (i) the restoration of land or any portion of land to a claimant (provided the court deems it feasible and practical to do so); (ii) the State to grant a claimant an appropriate right in alternative State-owned land; (iii) the State to pay compensation to a claimant; (iv) the South African Government to include the claimant as a beneficiary of a South African Government supported program for housing or the allocation and development of rural land; or (v) the State to grant the claimant any alternative relief.

Case law indicates that a person cannot claim the restitution of a mineral or mining right under the Restitution of Land Rights Act. Accordingly, an order for the restoration of land does not result in the restoration of mineral rights or entitle the claimant to interfere with the mineral or mining rights in the land. Therefore, if the land is being actively mined in terms of a mining right, it is less likely that the land will be restored to the claimant, in which case the claimant will receive financial compensation. A landowner cannot be compelled to grant rights in land or compensation to any successful claimants. Any restitution claim lies against the South African Government, and any form of restitution (restoration or equitable redress) must be granted by the South African Government.

Where restitution is granted in the form of restoration of rights in land, the State is required to compensate the owner of the land in accordance with the applicable constitutional and statutory compensation framework. The Expropriation Act 13 of 2024 has been assented to and published, but has not yet commenced. Once commenced, it will repeal the Expropriation Act 63 of 1975 and will regulate expropriation of property for both a public purpose and in the public interest, including South Africa’s commitment to land reform and reforms to bring about equitable access to natural resources. The Act provides that compensation must be just and equitable, having regard to all relevant circumstances, and identifies certain instances where nil compensation may be just and equitable where land is expropriated in the public interest. Until the Expropriation Act 13 of 2024 commences, expropriation continues to be regulated under the existing expropriation framework.

Expropriation Legislation

Section 25 of the South African Constitution protects the right to property by stipulating that no one may be deprived of property except in terms of a law of general application, and no law may permit arbitrary deprivation of property. Notably, the section provides that expropriation is not limited to land; in other words, both movable and immovable property can be expropriated. The South African Constitution is the supreme law of South Africa; legislation or conduct inconsistent with it is invalid, and the obligations it imposes must be fulfilled. Property may be expropriated only in terms of a law of general application, for a public purpose, or in the public interest, and subject to compensation, the amount of which and the time and manner of payment which have been either agreed to by those affected or decided or approved by a court. Therefore, even though the State is empowered to expropriate land and rights in land, provision is made for payment of compensation. In terms of Section 25(3) of the South African Constitution, compensation must be just and equitable, reflecting an equitable balance between the public interest and those affected, having regard to all relevant circumstances, including (a) the current use of the property, (b) the history of acquisition and use of the property, (c) the market value of the property, (d) the extent of state investment made and subsidies granted in respect of the property, and (e) the purpose of the expropriation.

A multi-party ad hoc parliamentary committee was constituted to consider possible amendments to the provisions of section 25 of the South African Constitution. The committee adopted Draft Constitution Eighteenth Amendment Bill, 2019, as revised (the “Draft 18th Amendment”), which sought to amend section 25 of the South African Constitution so as to provide explicitly that an amount of nil compensation is a legitimate option for the purposes of expropriation aimed at land reform and, more specifically, to empower South Africans to be productive participants in land ownership, food security and agricultural reform programs. The Draft 18th Amendment was tabled for adoption on September 8, 2021, in the National Assembly but failed to garner the required two-thirds majority to pass on December 7, 2021. The bill, therefore, lapsed, and the proposed amendment has not been passed by the National Assembly.

The current expropriation framework in South Africa is contained in the Expropriation Act 13 of 2024 (the “Expropriation Act”), which was signed into law on January 23, 2025 and repeals the Expropriation Act 63 of 1975. The Expropriation Act is intended to align South Africa's expropriation legislation with section 25 of the Constitution and establishes a uniform framework governing the expropriation of property by organs of state.

In terms of the Expropriation Act, property may be expropriated only for a public purpose or in the public interest, subject to the constitutional requirement that compensation be just and equitable having regard to all relevant circumstances. Before expropriating property, the expropriating authority is generally required to investigate the suitability of the property, identify affected rights, attempt to acquire the property through negotiation on reasonable terms and provide affected parties with notice and an opportunity to make representations. The Act further provides mechanisms for mediation and referral of disputes to the courts.

A significant feature of the Expropriation Act is its express recognition that expropriation may occur in the public interest, which includes land reform and measures intended to promote equitable access to natural resources and other constitutionally recognized public-interest objectives. The Act distinguishes between expropriation for a public purpose, such as infrastructure development or public-service projects, and expropriation in the public interest, including land-reform initiatives.

The Expropriation Act also provides that, in limited circumstances, it may be just and equitable for compensation to be nil. The Act identifies various examples that may be relevant in determining whether nil compensation is appropriate, including where land has been abandoned, where land is held principally for speculative purposes and is not being used productively, where certain state-owned land is not required for public purposes, or where the value of land has been substantially created through state investment. The Act does not provide for automatic expropriation without compensation and each case must be assessed in accordance with the Constitution and the specific facts and circumstances involved.

The Expropriation Act contains a number of procedural safeguards designed to protect property owners and rights holders. Affected parties are entitled to receive notice of any proposed expropriation, make representations, negotiate compensation and challenge both the decision to expropriate and the amount of compensation. Disputes regarding expropriation or compensation may be referred to mediation or determined by a competent court, which retains the ultimate authority to adjudicate such disputes.

The implementation and interpretation of certain aspects of the Act, including provisions relating to nil compensation, may continue to be the subject of legal and constitutional scrutiny.

Labor-related Legislation

Employment in South Africa is regulated primarily by the law of contract and by legislation. The employment contract is subject to various implied rights and duties in terms of the common law. Such implied terms include the right to tender one’s services, the duty of good faith and the duty to act in the best interests of the employer. There is also a body of legislation providing minimum protection for employees from which employers and employees cannot contract. This legislation is found in a number of acts that regulate, among others, maximum hours of work, rates applicable to work performed overtime, minimum periods of leave, notice of termination, organizational rights in respect of trade unions, strike law, rights and responsibilities of employers and workers in the event of retrenchments, insolvency and transfers of businesses, protection from unfair dismissal and the prohibition of unfair discrimination. Below is a succinct overview of the relevant legislation and its purpose.

The South African Labour Relations Act (66 of 1995) (the “Labour Relations Act”)

The Labour Relations Act is the primary labor law statute in South Africa. It gives effect to the constitutional right to fair labor practices. Section 23 of the South African Constitution provides everyone with the right to fair labor practice. The Labour Relations Act: (i) regulates the organizational rights of trade unions; (ii) promotes and facilitates collective bargaining at the workplace and at sectoral level; (iii) regulates the right to strike and the recourse to lock-out in conformity with the South African Constitution; (iv) promotes employee participation in decision-making through the establishment of workplace forums; (v) provides simple procedures for the resolution of labor disputes through statutory conciliation, mediation and arbitration and through independent alternative dispute resolution services accredited for that purpose; and (vi) requires the transfer of a business or a part thereof as a going concern. It also establishes the Commission for Conciliation, Mediation and Arbitration (the “CCMA”), the Labour Court and the Labour Appeal Court to enable employees to exercise the rights afforded to them.

The South African Basic Conditions of Employment Act (75 of 1997) (the “BCEA”)

The BCEA sets the basic, minimum terms and conditions of employment which employers are required to comply with. The BCEA applies to all employees and employers in South Africa and ensures that the minimum acceptable conditions of employment are implemented by employers.

Like the Labour Relations Act, the BCEA was enacted to give effect to the constitutional right to fair labor practices. The main purpose of the BCEA is to advance economic development and social justice by establishing, enforcing and regulating the variation of basic conditions of employment.

The BCEA regulates other working conditions such as working hours, leave, termination, severance pay and deductions from remuneration. It also regulates the variation of basic conditions of employment. While the BCEA sets basic conditions of employment generally for employees, it recognizes certain categories of employees namely: volunteers, temporary employees, permanent employees who earn below the prescribed earning threshold, those employees who earn above the earnings threshold, employees who work less than 24 hours a month and senior managerial employees.

The prescribed earning threshold is currently R269,900.90 per annum.

The BCEA would not be applicable to those employees whose terms and conditions of employment are governed by a collective agreement. To the extent that terms and conditions are not governed by collective agreements, the BCEA will apply to these employees.

The South African National Minimum Wage Act (9 of 2018) (the “NMWA”)

On January 1, 2019, the NMWA came into force and established minimum hourly wage rates for workers. The prescribed minimum rates depend on the type of worker. Failure to comply with the NMWA may lead to the imposition of fines on employers. An exemption process has been established for employers who cannot afford to comply with the prescribed minimum rates. Wages are often governed by wage agreements and the provisions of the NMWA would only be applicable to these employees if the wage agreement provides a minimum wage that is less favorable than the prescribed national minimum wage. From 1 March 2026, the national minimum wage is R30.23 per ordinary hour worked, adjusted annually.

The South African Employment Equity Act (55 of 1998) (the “EEA”)

The EEA is intended to achieve equity in the workplace by promoting equal opportunity and fair treatment in employment through the elimination of unfair discrimination and by implementing affirmative action measures to redress disadvantages in employment experienced by people of designated groups. The obligation to implement affirmative action measures is placed on a designated employer and not all employers. A designated employer is defined as an employer employing 50 or more employees, plus municipalities, organs of state and employers bound by applicable collective agreements, as relevant. If the designated employer does not comply with affirmative action measures in terms of the EEA, a labor inspector may issue a compliance order to a designated employer if the employer has refused to give a written undertaking or failed to comply with a written undertaking in respect of compliance with such affirmative action measures. For greater enforcement prospects, the director-general may apply to the Labour Court of South Africa to have the compliance order made an order of court. Non-compliance with such court order may result in a fine of up to R2.7 million, or up to 10% of the revenue of the employer, depending on the number of contraventions by the employer in a specified period.

The South African Unemployment Insurance Act (63 of 2001) (the “Unemployment Insurance Act”)

The Unemployment Insurance Act established the Unemployment Insurance Fund (“UIF”), which provides for the payment of benefits to certain employees in certain express circumstances, such as unemployment, maternity leave, parental leave, adoption leave, commissioning parental leave, illness and reduced work time.

The Unemployment Insurance Contributions Act regulates the payment of contributions to the UIF. Employers are required to pay 2% of the employee’s monthly remuneration to the UIF, which is made up of 1% of the employee’s contribution (deducted from the employee’s remuneration) and 1% of the employer’s contribution (not deducted from the employee’s remuneration).

With effect from June 1, 2021, the remuneration threshold for the calculation of the contribution to be made to the UIF is R17,712 per month. This means that the monthly contribution is capped at R177.12 per month, for the employer and employee, respectively. In respect of learners undergoing learnership training in terms of the Skills Development Act (as defined and more fully discussed below), at the completion of the learnership contract, and provided that they are subsequently employed, the employer would be required to contribute to the UIF on their behalf and to deduct their contribution from their remuneration.

In response to the COVID-19 pandemic and the resultant lockdown, in 2020, the Department of Employment and Labour introduced the COVID-19 Temporary Employer-Employee Relief Scheme. In terms of this scheme, certain employers may claim benefits from the UIF, on behalf of their employees.

Pension funds and medical schemes

All retirement funds (other than certain statutory or public service funds) and medical schemes must be registered in terms of the South African Pension Funds Act No. 24 of 1956, or the South African Medical Schemes Act No. 131 of 1998. Only registered pension funds and medical aid schemes may conduct business as such in South Africa; and accordingly many South African employers allow or facilitate their employees’ joining such independent pension funds or medical schemes. Pension funds and medical schemes would in any event be independent legal entities, separate from the employer.

The South African Skills Development Act (97 of 1998) (the “Skills Development Act”)

The Skills Development Act aims to develop the skills of the South African workforce. Sector Education and Training Authorities have been established in terms of the Skills Development Act, with the task of contributing to the improvement of skills in South Africa, thereby establishing “learnerships”, to improve workplace skills plans, allocate grants and monitor education and training in the sector, and to collect and disburse skills development levies. Training is financed by a levy equivalent to 1% of each employer’s payroll, which is levied in terms of the Skills Development Levies Act No. 9 of 1999. All employers are required to budget for such levy, which cannot be deducted from workers’ pay.

The Act established the National Skills Authority on April 12, 1999 (the “NSA”). The functions of the NSA are to advise the Minister of Employment and Labour on a national skills development policy and strategy, and on guidelines to implement the national skills development strategy. It also advises the Minister on the allocation of subsidies from the National Skills Fund (the “NSF”). It reports to the Minister on the progress made in the implementation of the strategy. The NSA has to conduct investigations on any matter that arises out of the application of the Act.

The Minister is mandated by the Act to establish and, where necessary, assist a Sector Education and Training Authority for any national economic sector. A SETA must develop and implement a sector skills plan, within the national skills development strategy, by establishing sector workplace skills plans by means of the skills development grants. It has to promote learnerships by identifying workplaces for practical work experiences. SETAs have the function to monitor the quality of education and training in their sectors. They have to liaise with Employment Services, the NSA and the provinces. A SETA has to report to the Director-General of the Department of Labour on the implementation of its sector skills plans and its income and expenditure. The SETAs are financed by the levies collected from its sector and monies paid to it from the National Skills Fund.

The South African Immigration Act (13 of 2002) (the “Immigration Act”)

The Immigration Act prohibits foreign nationals from being employed in South Africa without being in possession of a valid work permit obtained from the Department of Home Affairs.

Currently, there is no limitation under South African law on the number of foreign employees that a South African company may employ. However, each foreign employee is required to obtain a work permit to live and work in South Africa. It is important to note that the Employment Services Act No. 4 of 2014 provides that the Minister of Employment and Labour may, after consulting the Employment Services Board established in terms of this Act, make regulations to facilitate the employment of foreign nationals, which regulations may include, inter alia, measures requiring employers to satisfy themselves that there are no other persons in South Africa with suitable skills to fill a vacancy, prior to recruiting a foreign national, and requiring the employer to prepare a skills transfer plan in respect of any position in which a foreign national is employed. In addition, Cabinet approved the National Labour Migration Policy 2025 White Paper and the Employment Services Amendment Bill in May 2025. These measures propose a framework for regulating the employment of foreign nationals, including the possible introduction of sector-specific employment quotas, skills-transfer requirements and additional employer obligations. As at the date of this prospectus, the proposed reforms have not yet been fully implemented and remain subject to the legislative process and implementation measures.

Data Protection Legislation

The right to privacy of both natural and juristic persons (including companies) is regulated by the South African Protection of Personal Information Act 4 of 2013 (the “POPIA”), which works alongside the South African Promotion of Access to Information Act 2 of 2000 (the “PAIA”). With effect from July 1, 2021, a “responsible party” (such as the Company) must ensure that it processes personal information of another (known as a “data subject”) in accordance with the principles contained in the POPIA. The terms “personal information” and “processing” are widely defined. The ‘processing’ of personal information refers to any operation or activity concerning such personal information and includes collection, storage, use, alteration, retrieval (among other things). In addition, the POPIA includes provisions relating to the processing of “special personal information”, which includes information concerning a data subject’s religious or philosophical beliefs, race or ethnic origin, trade union membership, political persuasion, health or sex life, and criminal behavior or biometric information. The POPIA applies to responsible parties domiciled in South Africa and those using equipment to process personal information in South Africa. It also regulates the transfer of personal information outside South Africa by such responsible parties. The POPIA is enforced by the office of the Information Regulator.

Seasonality

The helium and LNG markets in South Africa typically do not demonstrate significant seasonal effects due to their wide variety of uses across varied industries. However, our drilling and construction operations can be affected by seasonal weather patterns. South Africa’s rainy season, which generally occurs between October and March in the Free State Province where our Virginia Gas Project is located, can impact drilling schedules, pipeline construction timelines, and land access. Prolonged wet weather may result in temporary delays to field development activities. Notwithstanding these seasonal impacts on operations, demand for our products remains relatively consistent throughout the year, as our LNG customers require year-round energy supply and the global helium market maintains steady demand driven by healthcare, semiconductors, and aerospace applications.

Human Capital Resources

Employee Overview

As of May 31, 2026, we had 79 full-time employees, all of whom are located in South Africa. We hire independent contractors on an as-needed basis to support drilling campaigns, construction activities, and specialized engineering work. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory. Our workforce includes technical personnel in geology, reservoir engineering, plant operations, and process engineering, as well as corporate functions in finance, legal, and administration. As our operations expand through Phase 2, we anticipate increasing our workforce to support additional drilling, plant construction, and downstream distribution activities. We focus on attracting and retaining skilled personnel through competitive compensation, professional development opportunities, and a culture that prioritizes safety and operational excellence.

Health and Safety

Employees’ and contractors’ health and safety in the workplace is one of our top priorities. Our standard operating procedures are regularly reviewed. Our near-miss reporting procedure aims to enhance the safety culture program by which employees are encouraged to report near-miss occurrences. Additionally, trend analysis and investigations allow us to rectify and implement solutions before incidents or accidents may occur. We encourage employees to report any potential safety hazards. These investments have also helped us manage workplace injuries, with zero lost-time injuries recorded and 325 consecutive days without incident by the end of the second quarter of fiscal 2026.

Technology and Information Systems

The Company continues to evaluate drilling and subsurface results to refine its geological interpretation, well placement and completion methods. The results of this work are incorporated into ongoing development planning and reservoir evaluation.

Legal Proceedings

Litigation against African Carbon Energy (Pty) Ltd (“Africary”)

Tetra4 is currently in active litigation against, among others, the Minister of Environment, Forestry & Fisheries and Africary Tetra4 (Pty) Ltd / the Minister of Environment, Forestry & Fisheries & Others (Case No.: 1381/2021). In this matter, Africary is in the process of applying for a mining right to conduct underground coal gasification on areas that overlap with Tetra4’s production right. Upon being consulted as an interested and affected party, Tetra4 submitted objections in respect of the application. On August 1, 2019, the Regional Manager (“RM”) of the Department of Mineral Resources, Free State Region (“DMR”) granted Africary an Environmental Authorization as part of its mining right application. Tetra4 lodged an internal appeal in terms of the National Environmental Management Act (“NEMA”) regulations, against the decision of the RM to grant the environmental authorization. On July 28, 2020, the Minister of the Department of Forestry, Fisheries and Environment (“DFFE”) dismissed the internal appeal for various reasons (the “Appeal Decision”). Tetra4 proceeded to institute a review application of the Appeal Decision in the High Court of South Africa on January 18, 2021.

Tetra4’s rights in law, i.e. inter alia, the production right granted under the MPRDA, Environmental Authorizations granted under NEMA, Water Use License granted under the National Water Act and applicable consents granted under the Gas Act, were first granted in law and are valid and lawful for the duration of Tetra4 and Renergen’s operations. Furthermore, the DFFE, DMR and Africary as the respondents, failed to introduce, during the administrative application, decision-making and appeal processes, any contrary scientific and/or technical evidence to Tetra4’s scientific and/or technical motivations why the proposed Africary right (Africary does not have any other rights in place, including a mining right) will not significantly encumber the existing rights of Tetra4. Even though in the opinion of our management there is a reasonable prospect of success, we cannot guarantee the outcome of the legal proceedings. However, should Africary be successful in its claims against Tetra4, we do not expect a material negative impact to our business in the near-term, given it would still need to raise funding and obtain permits, which we expect could take approximately 10 years. Further, any such plant operated by Africary would only represent three percent of our production right.

Declaratory order with respect to NERSA

We have disputed NERSA’s jurisdiction whereby they claim that we require a license from them to trade in gas in South Africa, as well as to construct and operate liquefaction plants. The matter was set down for hearing in March 2025. Judgment was handed down on May 2, 2025. The High Court ruled that the Gas Act No. 48 of 2001, does not apply to any of the production activities and incidental activities authorized under a production right granted in terms of the Mineral and Petroleum Resources Development Act. NERSA filed its notice of intention to appeal the decision of the High Court on May 23, 2025. The hearing of the application was confirmed for August 4, 2025. On August 12, 2025, the High Court dismissed NERSA’s application for leave to appeal. On September 11, 2025, NERSA filed a petition for leave to appeal to the Supreme Court of Appeal (the “SCA”). On November 26, 2025, the SCA granted NERSA leave to appeal, and on January 26, 2026, NERSA filed its notice of appeal with the SCA. Accordingly, the matter is pending before the SCA, and proceedings will advance through the appellate process in due course.

Dispute between Tetra4 and EPCM Bonisana (Pty) Ltd (“EPCM”)

Tetra4 and EPCM Bonisana are engaged in arbitration under the FIDIC Silver Book (Contract No. 460000007) following unresolved disputes relating to the development of the LNG/Liquid Helium Process Plant. The disputes were initially referred to a Dispute Adjudication Board (“DAB”), constituted by agreement between the parties in October 2023. The DAB issued its determination on February 26, 2024, granting partial relief to both parties.

Notices of dissatisfaction were filed in March 2024, and following an unsuccessful attempt at amicable settlement, formal arbitration was commenced. Pleadings, discovery, and all preparatory procedural steps have since been concluded. The arbitration hearing, originally scheduled for September 2025, was postponed by agreement of the parties. The parties agreed on a revised timetable, which was confirmed at the procedural meeting on August 7, 2025. The hearing commenced as scheduled and took place from August 31 to September 11, 2026. A further hearing session is scheduled from November 2 to November 6, 2026, and both the conclusion of the hearings and the award are expected in the first half of 2027.

Dispute between Tetra4 and Red Rocket (on behalf of various project companies) (“Solar Developer”)

A legal dispute arose between Tetra4 and Solar Developer concerning the alignment of development activities within Tetra4’s Production right area and the associated regulatory consents required by the Solar Developer under the Mineral and Petroleum Resources Development Act, 2002 (MPRDA). Upon becoming aware of the Section 53 consents awarded to the various solar companies, Tetra4 appealed in terms of Section 96(1) of the MPRDA. Tetra4 continues to engage constructively with the counterparty and remains committed to ensuring compliance with applicable legislative and regulatory frameworks.

Dispute between Tetra4 and Molopo Energy Limited (“Molopo”)

Molopo has purported to cancel the loan agreement between Molopo and Tetra4 for an alleged breach of a condition during the execution of the non-controlling interest investment. The amount in dispute is approximately ZAR 50 million (approximately $2.8 million). As Tetra4 did not breach such a condition, the purported termination of the loan agreement is a repudiation of the loan agreement, which Tetra4 is entitled to accept or reject. Tetra4 has elected to reject the repudiation and to continue with the loan agreement, which means the loan amount is not due, owing and payable. Molopo issued a summons on November 13, 2024 for payment, which Tetra4 is defending. Until such time as a court finally determines the dispute in favor of Molopo, the loan amount is not due.

Vicsamoki Investments (Pty) Ltd (“Vicsamoki”) vs The Department of Mineral Resources

On January 26, 2024, the Director General of the Department of Mineral Resources and Energy granted Tetra4 consent under section 102 of the MPRDA to amend its production right to include helium as a by‑product of petroleum/natural gas. Vicsamoki lodged an internal appeal in terms of section 96 of the MPRDA read with regulation 74, which the Minister dismissed on August 14, 2025, thereby confirming the section 102 decision. Subsequently, on February 11, 2026, Vicsamoki instituted High Court proceedings against the Minister and Tetra4 seeking to have the section 102 decision declared void, alternatively reviewed and set aside. The matter is set for hearing on October 26, 2026.

Renergen Limited and SOL S.p.A

Renergen entered into a $7.0 million unsecured convertible debenture subscription agreement (“Subscription Agreement”) with Airsol, an Italian wholly-owned subsidiary of SOL S.p.A (“SOL”), on August 30, 2023. The Subscription Agreement provided for two tranches of funding: $3.0 million (“Tranche 1”), received on August 30, 2023, and $4.0 million (“Tranche 2”), received on March 18, 2024. The debentures include a contractual maturity date, initially set at February 28, 2025 and amended by agreement to August 31 2025, subject to the terms of the Subscription Agreement (as amended) and the related Helium Sale and Purchase Agreement. The debentures accrue interest at 13% per annum, calculated and compounded semi-annually, with interest payable on February 28th and August 31st each year. As at August 31, 2025, the contractual maturity date has passed, and the liability remains outstanding as a result of a dispute between the parties in respect of repayment. On August 4, 2026, the legal dispute with Airsol was resolved and Renergen has agreed to pay the sum of the principal, accrued interest and certain fees for a total of $8.5 million in three equal installments beginning five business days after certain customary regulatory approvals are obtained and ending in November 2026.

Renergen and Mahlako Gas Energy Limited (“MGE”)

Pursuant to correspondence from MGE alleging breaches by Renergen of the Sale, Subscription and Shareholders’ Agreement (“SSSA”) and triggering the exercise of a Put Option by MGE, Renergen sent correspondence to MGE declaring a formal dispute between Renergen and MGE regarding the interpretation of the SSSA and rejecting the purported occurrence of a Put Option Event. Arbitration proceedings have since formally commenced and are currently ongoing.

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. In the opinion of our management, no other pending litigation, dispute or claim against us, if decided adversely, would have a material adverse effect on our financial condition, free cash flow or results of operations. We will continue to evaluate litigation or other legal proceedings involving us on a regular basis and will establish and adjust any reserves as appropriate to reflect our assessment of the then-current status of the matters.

ENDRA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. This discussion and analysis contain forward-looking statements that are subject to substantial risks and uncertainties. As a result of many factors, such as those set forth in the section titled “Risk Factors” in this proxy statement/prospectus, our actual results may differ materially from those anticipated by these forward-looking statements. As used in this section, references to “the Company,” “ENDRA,” “we,” “us,” and “our” refer to ENDRA Life Sciences Inc. and its consolidated subsidiaries. The following information and all other information contained in this proxy statement/prospectus does not give effect to the contemplated reverse stock split.

Overview

We are developing a thermo-acoustic medical device designed specifically for accurate liver fat measurement for metabolic disease detection and management and GLP-1 drug eligibility and management. Our goal is to create the next-generation enhanced ultrasound technology platform designed to establish key biomarkers for metabolic diseases management and emerging GLP-1 therapies.

Our business model will primarily be a low barrier-to-entry, multi-year, subscription-based business model with monthly recurring revenue (MRR), while also offering a traditional product sale with annual upgrade and maintenance fees. These sales are expected to be made by a direct sales force to four markets:

1.
Pharmaceutical Companies and Clinical Research Organizations (“CROs”) - to assist them in the efficient screening & monitoring subjects for new GLP-1, NASH/MASH and Insulin Sensitizers clinical trials.
2.
High-End Primary Care Clinics - to assist them screening patients for obesity, diabetes and liver disease as well as monitor response to lifestyle changes and drug therapies.
3.
Bariatric and Metabolic Clinics - for obesity and other metabolic diseases detection and therapies response monitoring
4.
Primary & Internal Medicine at Large - to screen patients for obesity, diabetes and liver disease and monitor response to lifestyle change and drug therapy

Each of our solutions will require regulatory approvals before we are able to sell or license the application. Based on certain factors, such as the installed base of ultrasound systems, availability of other imaging technologies, such as CT and MRI, economic strength and applicable regulatory requirements, we intend to seek initial approval of our applications for sale in the European Union and the United States.

In 2026, we implemented cost reduction measures, including a reduction in headcount and prioritization of development activities over clinical ones, to extend our operating runway and focus resources on product improvements and regulatory strategy for our TAEUS liver application. These actions are expected to impact the timing of certain development activities, including delaying the timing of a future De Novo submission to the U.S. Food and Drug Administration (“FDA”) relating to our TAEUS liver application.

Recent Developments

In March 2026, we announced that the Board had initiated a process to evaluate a range of strategic alternatives including, but not limited to strategic investments, mergers, business combinations, in-licensing or collaboration arrangements, asset sales, or sale or merger of the Company. After a comprehensive review of strategic alternatives, on June 25, 2026, we entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble Africa, with Noble Africa continuing as a wholly-owned subsidiary of ENDRA and the surviving company of the merger. The transaction was unanimously approved by the boards of directors of both companies and is expected to close in the fourth quarter of 2026, subject to satisfaction of customary closing conditions, including the approval of the ENDRA stockholders at the special meeting.

Financial Operations Overview

Revenue

No revenue has been generated by our TAEUS technology, which we have not commercially sold as of March 31, 2026.

Research and Development Expenses

Our research and development expenses primarily include wages, fees and equipment for the development of our TAEUS technology platform. Additionally, we incur certain costs associated with the protection of our products and inventions through a combination of patents, licenses, applications and disclosures. These costs and expenses include:

•
employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses such as consultant fees and bonuses, stock-based compensation, overhead related expenses and travel-related expenses for our research and development personnel;
•
expenses incurred under agreements with CROs, contract manufacturing organizations (“CMOs”) as well as consultants that support the implementation of our clinical and non-clinical studies;
•
manufacturing and packaging costs in connection with conducting clinical trials;
•
formulation, research and development expenses related to our TAEUS technology; and
•
costs for sponsored research.

We plan to incur research and development expenses for the foreseeable future as we expect to continue the development of TAEUS and pursue FDA approval. At this time, due to the inherently unpredictable nature of clinical development and regulatory approvals, we are unable to estimate with certainty the costs we will incur and the timelines we will require in our continued development efforts.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of headcount and consulting costs. We have significantly reduced our sales and marketing expenses as part of our cost reduction measures. In the event we obtain FDA approval of our TAEUS liver device, we will seek to expand our sales & marketing efforts, primarily by adding a direct sales force and related expenses and costs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for our management and personnel, and professional fees, such as for accounting, consulting and legal services.

We anticipate continued costs associated with being a public company, including expenses related to services associated with maintaining compliance with The Nasdaq Capital Market and SEC requirements, directors and officers insurance, increased legal and accounting costs and investor relations costs.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including deferred income tax assets, accrued expenses, fair value of equity instruments, warrant liability and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Share-based Compensation

ENDRA’s 2016 Omnibus Incentive Plan (the “Omnibus Plan”) permits the grant of stock options and other stock awards to our employees, consultants and non-employee members of our board of directors. Each January 1 the pool of shares available for issuance under the Omnibus Plan automatically increases by an amount equal to the lesser of (i) the number of shares necessary such that the aggregate number of shares available under the Omnibus Plan equals 25% of the number of fully-diluted outstanding shares on the increase date (assuming the conversion of all outstanding shares of preferred stock and other outstanding convertible securities and exercise of all outstanding options and warrants to purchase shares) and (ii) if the board of directors takes action to set a lower amount, the amount determined by the board. In addition, on December 9, 2025, the stockholders approved the Second Amendment to the

Omnibus Plan (the “Omnibus Plan Amendment”). The Omnibus Plan Amendment increased the pool of shares available for issuance by 3,200,000 shares of common stock. Due to these increases, the pool of shares issuable under the Omnibus Plan increased from 1,738 shares to 3,048,799 shares as of December 31, 2025. In light of the increase effected by the Omnibus Plan Amendment, no automatic increase to the pool was effected as of January 1, 2026.

We record share-based compensation in accordance with the provisions of the Share-based Compensation Topic of the FASB Codification. The guidance requires the use of option-pricing models that require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends, and the resulting charge is expensed using the straight-line attribution method over the vesting period.

Stock compensation expense recognized during the period is based on the value of share-based awards that were expected to vest during the period adjusted for estimated forfeitures. The estimated fair value of grants of stock options and warrants to non-employees is charged to expense, if applicable, in the financial statements.

Recent Accounting Pronouncements

See Note 2 of the accompanying financial statements of ENDRA for a discussion of recently issued accounting standards.

Results of Operations

Three months ended June 30, 2026 and 2025

Revenue

We had no revenue during the three months ended June 30, 2026 and 2025.

Cost of Goods Sold

We had no cost of goods sold during the three months ended June 30, 2026 and 2025.

Research and Development

Research and development expenses were $233,665 for the three months ended June 30, 2026, as compared to $381,061 for the three months ended June 30, 2025, a decrease of $147,396, or 39%. The costs include primarily wages, fees, equipment and third-party costs for the development of our TAEUS product line. Research and development expenses decreased from the prior year as we complete development of our initial TAEUS product.

Sales and Marketing

Sales and marketing expenses were $5,813 for the three months ended June 30, 2026, as compared to $68,834 for the three months ended June 30, 2025, a decrease of $63,021, or 92%. The costs include primarily headcount and pre-selling activities for our TAEUS product line. Sales and marketing expenses decreased largely due to continued reductions in expenses resulting from our restructuring in the second quarter of 2024 and first quarter of 2026. Currently, our marketing efforts are through our website and attendance of key industry meetings.

General and Administrative

Our general and administrative expenses for the three months ended June 30, 2026 were $1,243,778, compared to $851,195 for the three months ended June 30, 2025, an increase of $392,583, or 46%. Our wage and related expenses for the three months ended June 30, 2026 were 337,240, compared to $239,866 for the three months ended June 30, 2025. Wage and related expenses in the three months ended June 30, 2026 included $228,429 of stock compensation expense related to the issuance and vesting of options and RSUs for the three months ended June 30, 2026. Our professional fees, which include legal, audit, and investor relations, for the three months ended June 30, 2026 were $721,203, compared to $413,954 for the three months ended June 30, 2025.

Other Income

Other income of $1,643,200 for the three months ended June 30, 2026 was primarily due to changes in fair value of warrant liability and digital assets. Other income was $75,178 for the three months ended June 30, 2025, an increase of $1,568,022, or 2086%, due to changes in fair value of warrant liability and digital assets. For the three months ended June 30, 2026, there were changes in fair value of warrant liability of $(66,702),changes in fair value of digital assets of $1,700,247, and digital asset staking compensation of $9,700.

Net Loss

As a result of the foregoing, for the three months ended June 30, 2026, we recorded a net income of $159,944, compared to a net loss of $1,225,912 for the three months ended June 30, 2025.

Six months ended June 30, 2026 and 2025

Revenue

We had no revenue during the six months ended June 30, 2026 and 2025.

Cost of Goods Sold

We had no cost of goods sold during the six months ended June 30, 2026 and 2025.

Research and Development

Research and development expenses were $1,010,075 for the six months ended June 30, 2026, as compared to $909,746 for the six months ended June 30, 2025, an increase of $100,329, or 11%. The costs include primarily wages, fees, equipment and third-party costs for the development of our TAEUS product line. Research and development expenses increased from the prior year as we completed development of our initial TAEUS product and began focusing our spending on clinical trials and commercialization of the product that has been developed during the first quarter.

Sales and Marketing

Sales and marketing expenses were $10,091 for the six months ended June 30, 2026, as compared to $137,825 for the six months ended June 30, 2025, a decrease of $127,734, or 93%. The costs include primarily headcount and pre-selling activities for our TAEUS product line. Sales and marketing expenses decreased largely due to our restructuring in the second quarter of 2024. Currently, our marketing efforts are through our website and attendance of key industry meetings.

General and Administrative

Our general and administrative expenses for the six months ended June 30, 2026 were $2,636,838, compared to $1,722,801 for the six months ended June 30, 2025, an increase of $914,037, or 53%. Our wage and related expenses for the six months ended June 30, 2026 were $1,116,364, compared to $482,576 for the six months ended June 30, 2025. Wage and related expenses in the six months ended June 30, 2026 included $1,116,352 of stock compensation expense related to the issuance and vesting of options and RSUs for the six months ended June 30, 2026. Our professional fees, which include legal, audit, and investor relations, for the six months ended June 30, 2026 were $1,138,434, compared to $719,815 for the six months ended June 30, 2025.

Other Income

Other income was $2,505,515 for the six months ended June 30, 2026, compared to other income of $508,130 for the six months ended June 30, 2025, an increase of $1,997,385, or 393%, due to change in fair value of digital assets and warrant liability. For the six months ended June 30, 2026, there were changes in fair value of warrant liability of $(75,559),changes in fair value of digital assets of $2,560,008, and digital asset staking compensation of $20,760.

Net Loss

As a result of the foregoing, for the six months ended June 30, 2026, we recorded a net loss of $1,151,489, compared to a net loss of $2,262,242 for the six months ended June 30, 2025.

Years ended December 31, 2025 and 2024

Revenue

We had no revenue during the years ended December 31, 2025 and 2024.

Cost of Goods Sold

We had no cost of goods sold during the years ended December 31, 2025 and 2024.

Research and Development

Research and development expenses were $1,849,996 for the year ended December 31, 2025, as compared to $3,190,293 for the year ended December 31, 2024, a decrease of $1,340,297 or 42%. The costs include primarily wages, fees, consultants, contractors and equipment for the development of our TAEUS product line. Research and development expenses decreased from the prior year as we completed development of our initial TAEUS product and began focusing our spending on small trials to test our results.

Sales and Marketing

Sales and marketing expenses were $189,470 for the year ended December 31, 2025, as compared to $571,040 for the year ended December 31, 2024, a decrease of $381,570, or 67%. The costs include primarily headcount and pre-selling activities for our TAEUS product line. Sales and marketing expenses decreased largely due to the reduction of Sales & Marketing personnel until the clinical trials are complete.

General and Administrative

Our general and administrative expenses for the year ended December 31, 2025 were $3,723,635, compared to $7,055,814 for the year ended December 31, 2024, a decrease of $3,332,179, or 47%.

The primary driver of this decrease was our inventory reserve. In 2024, in connection with a strategic shift under the direction of our new management team, we determined that we needed to redesign our TAEUS liver system to require less space, be simpler to use and be more cost effective. As a result, we performed a thorough assessment of the valuation of inventory as of December 31, 2024 and determined to record a non-cash charge to reserve against all inventory, as it may not be usable in connection with our redesigned system. This reserve totaled $2,525,179 as of December 31, 2024. Our reserve was $0 as of December 31, 2025.

Also included in general and administrative expenses for the years ended December 31, 2025 and 2024 were wages and related expenses of $1,197,556 and $1,365,860, respectively, and professional fees of $1,728,107 and $2,177,046, respectively.

Other Expenses

Other expenses were $1,264,309 for the year ended December 31, 2025 primarily driven by changes in fair value of digital assets, non-cash warrant expense, changes in fair value of warrant liability and gain on settlement on warrant exercise.

For the year ended December 31, 2024, we had other expense of $690,800 primarily driven by non-cash warrant expense, changes in fair value of warrant liability and gain on settlement on warrant exercise.

Net Loss

As a result of the foregoing, for the year ended December 31, 2025, we recorded a net loss of $7,027,410, compared to a net loss of $11,507,947 for the year ended December 31, 2024.

Liquidity and Capital Resources

We are experiencing financial and operating challenges. Since inception, we have incurred losses and expect to continue to incur losses for the foreseeable future. As of June 30, 2026, we had an accumulated deficit of $111,616,998 and had $5,539,945, approximately $3.8 million of which is subject to restrictions on use pursuant to a deposit account control agreement (as described below). On May 28, 2026, consummated a private placement for gross proceeds of $3.8 million. However, pursuant to a side letter with the purchaser, in the event that we determine not to continue pursuing the Merger, we are obligated to repay the purchaser $3.8 million, less the fair market value of the shares and/or prefunded warrants purchased the private placement based, subject to certain exceptions, on a 10-day volume weighted average price of the shares determined at the time of such repayment (the “Payment Obligation”). Pursuant to the side letter, until the earlier of the Closing of the Merger or the payment of the Payment Obligation, the Company will maintain a cash balance equal to or greater than the $3.8 million in a segregated bank account, with spending of such cash balance subject to a deposit control agreement that is mutually acceptable to the Company and the purchaser.

To date we have funded our operations through private and public sales of our securities and will need to raise additional funds in order to execute on our business plan, fully commercialize our TAEUS technology, and generate revenues. In the six months ended June 30, 2026, we implemented cost reduction measures, including a reduction in headcount and prioritization of development activities over clinical ones, to extend our operating runway and focus resources on product improvements and regulatory strategy for our TAEUS liver application. These actions are expected to impact the timing of certain development activities, including delaying the timing of a future De Novo submission to the FDA relating to our TAEUS liver application.

Our funding requirements are highly dependent on the planned Merger with Renergen. We have incurred significant expenses in connection with our evaluation of strategic alternatives and entry into the Merger Agreement, and expect to continue to incur expenses in connection with consummating the Merger. A considerable portion of these expenses, such as legal, accounting and advisory fees and other related charges, will be incurred regardless of whether we consummate the Merger.

Although we believe our cash and cash equivalents will be sufficient to fund operations through the Closing of the Merger, which is expected to occur in the fourth quarter of 2026, we do not expect our cash and cash equivalents will be sufficient to fund operations beyond the fourth quarter of 2026 should the Merger not be consummated. In addition, changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. As a result, we could deplete our capital resources sooner than currently expected. Additionally, although we have entered into the Merger Agreement and intend to consummate the Merger, there is no assurance that we will be able to successfully consummate the Merger on a timely basis, or at all. If, for any reason, the Merger does not close, it is unlikely that we will have sufficient time or resources to complete another strategic transaction like the Merger without obtaining additional capital, and there can be no assurance such funds will be available on acceptable terms or at all. If we are unable to obtain such needed funds, our financial condition and results of operations may be materially adversely affected, we may not be able to continue operations, and our board of directors may decide that it is in the best interests of the stockholders to commence bankruptcy or liquidation and dissolution proceedings.

Even if we do consummate the Merger, we expect to continue to incur significant expenses. Until we can generate a sufficient amount of revenue from operations, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaborations. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to revise our operational plans or it may become impossible for us to remain in operation. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

These circumstances raise substantial doubt about our ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. Our condensed consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern depends on our ability to raise additional capital as described above to support future operations.

Operating Activities

During the six months ended June 30, 2026, we used $2,047,210 of cash in operating activities primarily as a result of our net loss of $1,151,489, offset by share-based compensation of $1,116,355, amortization of right of use assets of 61,232, depreciation expense of $17,648, change in fair value of warrant liability of $75,559, digital asset staking compensation of $(20,760), change in fair value of digital assets of $(2,560,008) and net changes in operating assets and liabilities of $487,234.

During the six months ended June 30, 2025, we used $2,406,844 of cash in operating activities primarily as a result of our net loss of $2,262,242, offset by share-based compensation of $171,809, amortization of right of use assets of $55,231, depreciation expense of $23,142, change in fair value of warrant liability of $(470,674), and net changes in operating assets and liabilities of $75,890.

Investing Activities

During the six months ended June 30, 2026, we used $18,670 in investing activities related to purchases of fixed assets and received $2,685,775 in proceeds from the sale of digital intangible assets. During the six months ended June 30, 2025, we used $17,280 in investing activities related to purchases of fixed assets.

Financing Activities

During the six months ended June 30, 2026, our financing activities provided $4,157,686 in proceeds from issuances of common stock. During the six months ended June 30, 2025, our financing activities provided $1,003,218 in proceeds from issuances of common stock.

Off-Balance Sheet Transactions

At June 30, 2026, ENDRA did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

RENERGEN MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) presents Renergen’s management’s view of the business, financial condition and results of operations of Renergen Limited and its subsidiaries (collectively, the “Company”) and should be read in conjunction with our audited consolidated financial statements for the fiscal years ended February 28, 2026 and February 28, 2025 (the “Consolidated Financial Statements”), included elsewhere in this proxy statement/prospectus. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

“Unless the context otherwise requires, all references in this section to “Renergen,” the “Company,” “we,” “us,” or “our” refer to Renergen Limited and its subsidiaries, whose business will constitute the vast majority of ENDRA’s operations following the merger alongside the existing operations of ENDRA. See “Glossary of Selected Industry Terms” for additional defined terms used in this section.

This MD&A contains forward-looking statements that reflect our current expectations regarding future events, plans, estimates, beliefs and anticipated performance. These statements are subject to risks, uncertainties and assumptions, many of which are beyond our control, and actual results may differ materially from those expressed in, or implied by, these forward-looking statements. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances. For a discussion of important factors that could cause actual results to differ materially from those expressed in these forward-looking statements, see the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Executive Overview

Company Overview

Renergen Limited and its subsidiaries develop and operate the Virginia Gas Project in South Africa’s Free State Province, where the Company produces liquefied natural gas (“LNG”) and liquid helium (“LHe”) from naturally occurring gas through an integrated "wellhead-to-tank" model. Phase 1 commenced commercial LNG production in November 2022 and recorded its first commercial LHe sale in March 2025. This integrated business model enables us to produce natural gas, process it into refined products and supply those products directly to customers, enhancing operational efficiencies and allowing us to capture value.

The Virginia Gas Project is the Company’s principal operating asset and is held through Tetra4 Proprietary Limited (“Tetra4”), in which the Company owns a 94.5% interest. Tetra4 holds the Production Right and related exploration interests and owns the project’s wells, gathering infrastructure and LNG and helium processing facilities. The project is being developed in phases. Phase 1 remains in ramp-up, including completion and tie-in of additional production wells, while Phase 2 is intended to expand production materially. The estimate of the overall build cost to complete development, permitting and financing of Phase 2 as currently designed is in excess of $1.0 billion (including borrowing costs and general corporate costs during construction), which we anticipate funding through a combination of future debt and equity issuances. Our business is capital intensive and requires significant investment to explore, develop, construct and expand our production and processing facilities, and to maintain and enhance our existing infrastructure. The actual amount and timing of our Phase 2 capital expenditures may differ materially from prior estimates as a result of, among other things, commodity prices, drilling results, the availability of services and equipment, and regulatory, technological, and competitive developments.

Recent Operating Developments

Phase 1 of the Virginia Gas Project was implemented in three stages to facilitate a phased start-up and ramp-up to nameplate capacity. Phase 1a and 1b were completed by the end of October 2022, with commercial LNG production commencing in November 2022. Initial LHe production commenced in January 2023, after which the LHe facility entered final commissioning and performance testing. During commissioning, the Company encountered technical and operational challenges, including a helium system leak that was repaired during 2024, following which the Company took a strategic decision to turn off the helium system to allow for further process optimization and technical enhancement activities. These activities included addressing operational challenges associated with maintaining helium in its liquid state, remediation of gas impurity issues that required a full system purge, and repairs to failures within the dehydrogenation unit, which constrained gas supply and affected production rates. Following completion of these activities, a commercial decision was made to suspend operation of the helium cold box until feed gas from the plant exceeds 1.6 MMcf per day. Management restarted the helium cold box in August 2026.

LNG operations have continued although LNG production decreased during fiscal year 2026 compared to the prior year primarily due to vertical seismic profile activities conducted on high-flow wells, a three-month plant outage resulting from compressor failures, and carbon dioxide spikes that required gas venting.

An initial sale of small-scale liquid helium occurred in February 2025 and drilling resumed in April 2025. The third and final stage of Phase 1 involved the drilling of a minimum of 24 additional production wells and completion of the associated gas gathering and tie-in infrastructure to increase Phase 1 to its planned production capacity of approximately 2,500 GJ per day of LNG and approximately 70 Mcf per day of liquid helium (approximately 350 kg per day of LHe. The Company engaged a U.S.-based specialist in independent exploration, well design, drilling and reservoir modeling to support more accurate target selection and drilling execution. The drilling program for Phase 1 has now reached the required cumulative flow rate to operate the process plant at nameplate capacity once tie-in connections are complete. Based on our current development plans, we expect both the LNG and LHe facilities to achieve full Phase 1 production capacity during the fourth quarter of 2026.

While progressing in the final stage of Phase 1, we have also continued to advance the development of Phase 2 of the Virginia Gas Project. Phase 2 is currently planned to produce significantly more LNG and LHe than Phase 1.

Proposed Merger with ENDRA Life Sciences Inc.

Subsequent to February 28, 2026, ASP Isotopes announced a proposed transaction pursuant to which Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and intermediate holding company for Renergen, would merge with a subsidiary of ENDRA Life Sciences Inc., with Noble Africa LLC continuing as the surviving entity. Upon completion of the proposed transaction, the Combined Company is expected to operate under the name "4K Resources Inc."

Components of Results of Operations

Revenue

Revenue is generated principally from LNG sales from Phase 1 and, now that production has recommenced, from LHe sales. Revenue is primarily affected by volumes sold, realized prices, plant availability and the timing of additional wells and gathering infrastructure entering service.

LNG Offtake Agreements

The Company sells its LNG production to domestic customers in South Africa under Rand-denominated agreements. These agreements have minimum terms of five years, include take-or-pay commitments equal to 80 – 85% of the contracted volumes and provide for annual price escalations based on the South African Consumer Price Index or the South African Producer Price Index, as applicable. The volumes committed under these agreements represent approximately 75% of our expected Phase 1 LNG production capacity. Pricing is negotiated on a customer-by-customer basis and is influenced by several factors, including prevailing supply and demand dynamics, contracted volumes and the extent of the midstream infrastructure required at each customer site. Pricing is generally indexed to competing energy sources, including diesel and LPG. The table below summarizes the principal terms of the Phase 1 LNG offtake agreements.

The contracted quantities are denominated in gigajoules (“GJ”). MMBtu equivalents are presented for informational purposes and were calculated using the conversion factor of 1 GJ = approximately 0.9478 MMBtu. Equivalent amounts have been rounded to the nearest whole MMBtu.

Customer	Term	Annual Contract Quantity (GJ)	Annual Contract Quantity (MMBTU equivalent)
LNG Customer A	8 years	264,000	250,224
LNG Customer B	5 years	288,000	272,971
LNG Customer C	5 years	120,000	113,738

We intend to finalize LNG offtake agreements for Phase 2 LNG production closer to the commencement of Phase 2 operations. We believe we will be well positioned to negotiate favorable pricing given the scarcity of energy sources in South Africa, where energy prices have historically increased at rates exceeding domestic inflation and, in the case of diesel, are linked to crude oil prices. In addition, when Phase 2 enters production, we expect there will be limited domestic supplies of natural gas or methane-rich gas available to South African customers. As a result, we anticipate that competition in the South African gas market will primarily come from imported LNG, which we believe would provide us with a competitive advantage as a domestic producer.

Helium Offtake Agreements

We have entered into long-term take-or-pay offtake agreements covering 15% of our Phase 1 helium production capacity, as further described below. On June 22, 2026, Tetra4 entered into its first take-or-pay contract for the sale of liquid helium to an Asian industrial gases company, a five-year agreement priced at greater than $600/Mcf of contained helium on an all-in plant-gate basis and representing approximately 15% of Phase 1’s expected nameplate helium capacity. Tetra4 is in active discussions with additional potential customers and expects to complete contracting for additional Phase 1 helium volumes during the fourth quarter of 2026, which coincides with the currently targeted timing for the commencement of full commercial operations at Phase 1. The Company expects to secure long-term (5-15 year) contracts for 50-75% of Phase 1 planned production capacity volumes, with the remainder marketed on a spot basis where the Company believes it can benefit from potential price increases resulting from current helium market conditions. These agreements are denominated in U.S. dollars and provide for annual price escalations linked to the South African Consumer Price Index. We have entered into a take-or-pay contract for the sale of liquid helium for a range of delivery quantities of between 19,000 Mcf and 28,500 Mcf per annum of Phase 2's helium production. We intend to pursue additional offtake arrangements for Phase 2 production. Commercial terms, structure, end-market allocation, and timing of any such additional arrangements will be determined following the completion of our management team’s ongoing optimization process for Phase 2.

The table below summarizes the principal terms of our Phase 1 helium take-or-pay offtake agreements.

Helium Customer	Term	Annual Contract Quantity	Phase
Helium Customer A	5 years	3,800 Mcf	Phase 1
Helium Customer B	12 months	Dependent on order	Phase 1

Prior to the re-commissioning of our facilities, we failed to meet certain of our delivery requirements as a result of technical and operational challenges associated with our facilities as described in the section titled “Renergen's Business—Phase 1—From project development and construction to production operations.” The failure to meet our delivery commitments did not result in a material impact on our results of operations.

Cost of revenues

Cost of revenues consists principally of depreciation of production assets, utilities, fuel and lubricants, production personnel and inventory movements. Period-to -period changes are driven by production and plant utilization, maintenance activity, electricity and fuel prices, inflation, foreign exchange effects on imported goods and services, and changes in the production footprint. As volumes increase, fixed and semi-fixed costs are expected to be absorbed over greater production, although total operating costs are expected to increase as Phase 1 ramps up and Phase 2 is developed.

Results of Operations

Basis of Preparation

The Consolidated Financial Statements, including the Predecessor and Successor periods, have been prepared in accordance with U.S. GAAP and Article 3 of Regulation S-X. Amounts are presented in thousands of U.S. dollars unless otherwise noted. The annual financial statements include the Company’s financial position as of February 28, 2026 and 2025 and its results and cash flows for the related annual periods; the interim financial statements include the corresponding information as of and for the three months ended May 31, 2026 and 2025. See Note 2 to the Consolidated Financial Statements for the basis of presentation and significant accounting policies.

The Company holds a 94.5% equity ownership interest in Tetra4, its principal operating subsidiary and the holder of the Production Right for the Virginia Gas Project. The remaining 5.5% equity interest in Tetra4 is held by MGE. Because the Company controls Tetra4, Tetra4’s results of operations and financial position are consolidated in full in the Consolidated Financial Statements. The portion of Tetra4’s net income or loss and net assets attributable to MGE’s 5.5% minority interest is presented separately as “non-controlling interest” in the Consolidated Statements of Comprehensive Income and on the Consolidated Balance Sheet. As virtually all of the Company’s operations, including the entirety of the Virginia Gas Project, are conducted through Tetra4, the non-controlling interest directly affects the allocation of the Company’s consolidated net income or loss between the owners of Renergen and MGE.

Successor and Predecessor Reporting

Acquisition and Push-Down Accounting

ASP Isotopes acquired all outstanding Renergen ordinary shares on January 6, 2026. Renergen elected push-down accounting under ASC 805-50 and therefore established a new basis of accounting as of that date using ASP Isotopes’ acquisition-date values.

The Non-Comparability of Periods

These financial statements therefore present separate Predecessor and Successor periods. The Successor period reflects the assets acquired and liabilities assumed at their estimated acquisition-date fair values, while the Predecessor periods reflect the historical carrying values of Renergen prior to the acquisition. Accordingly, the Successor and Predecessor periods are not directly comparable.

The acquisition resulted in changes to the carrying amounts of various assets and liabilities, including natural gas properties, property, plant and equipment, asset retirement obligations, deferred tax balances and certain borrowings. These are described more fully in Note 3 to the Consolidated Financial Statements. As a result, future depreciation, depletion, amortization, accretion and other expenses recognized during the Successor period may differ materially from those recognized during the Predecessor periods even if the underlying business activities remain unchanged. These changes reflect the application of acquisition accounting rather than changes in the underlying operating performance of the business.

When evaluating our results of operations, investors should consider both the impact of acquisition accounting and the underlying operational factors affecting the business, including production volumes, product mix, realized selling prices, facility utilization, drilling activity, customer demand, operating costs and financing requirements. Certain fluctuations between periods may be attributable to acquisition accounting adjustments, while others reflect changes in the operating performance of the Virginia Gas Project.

Foreign Currency Translations

U.S. dollar (“US$”) amounts have been translated from Rand solely for the convenience of the reader using the rates below:

For the annual periods presented:

•
Closing exchange rates of US$1 = R15.9167 and US$1 = R18.6012 as of February 28, 2026, and February 28, 2025, respectively.
•
Average exchange rates of US$1 = R16.1088 for the successor period beginning January 7 through February 28, 2026, and US$1 = R17.7216 for the predecessor period beginning March 1, 2025 through January 6, 2026.
•
An average exchange rate of US$1 = R18.2832 for the fiscal year ending February 28, 2025.

For the interim periods presented:

•
Closing exchange rates of US$1 = R16.2088 and US$1 = R18.0319 as of May 31, 2026 and May 31, 2025, respectively.
•
Average exchange rates of US$1 = R16.6007 and US$1 = R18.4402 for the three months ending May 31, 2026 and 2025, respectively.

These translations, which may be affected by rounding, should not be construed as representations that the Rand amounts actually represent, or could have been converted into, U.S. dollars at those or any other exchange rates.

Consolidated Results of Operations

The following tables present selected operating metrics and consolidated financial results for the Successor period from January 7, 2026 to February 28, 2026, the Predecessor period from March 1, 2025 to January 6, 2026 and the Predecessor year ended February 28, 2025. Operating metrics should be considered together with the reported financial results because they are generally less affected by acquisition accounting.

	Successor	Predecessor
LNG Operations:	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
LNG produced (tons)	652	3,672	3,929
LNG sold (tons)	480	3,311	4,631
LNG produced (GJ)(1)	32,595	183,664	196,528
LNG sold (GJ)(1)	24,006	165,597	231,650
Average LNG Sales Price ($/GJ)	$14.01	$14.01	$12.25
Plant Utilization (%)(2)	75%	70%	76%

Helium Operations:
Helium produced (kg)(4)	178	1,884	1,730
Helium sold (kg)(3)	—	53	—
Average Helium Sales Price (3)	—	—	—
Recovery rate (%)(4)	—	—	—

Production Metrics:
Feed Gas Processed (MMcf)	38	218	224
Producing Wells	22	22	22
Wells Drilled	4	10	15
Wells Online	20	20	21

(1)
Conversion factor used is 50.02 GJ/ton. This is the gross calorific value based on the LNG product specification of : CH4 >94%, C2H6 <0.2%, C3H8 <0.005%, N2< 6% and O2 <0.05%.
(2)
Plant Utilization represents actual plant throughput as a percentage of facility's design nameplate capacity, excluding a planned two-week maintenance shutdown period.
(3)
Helium sold represents proof of concept initial sale of small scale liquid Helium achieved in March 2025.
(4)
Liquid helium production was intermittent with any produced helium vaporizing and being cycled back to the helium liquefier during the three months ended May 31, 2026. Available feed gas during the periods resulted in feed gas to helium liquefier less than the design turn down flow, therefore, helium recovery was not tracked. Tracking resumed once minimum turn down flowrate was met.

The following table presents selected financial results for our consolidated results of operations for the years ended, February 28, 2026, and 2025, respectively:

	Successor	Predecessor
	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Revenue	$353	$2,220	$2,850
Cost of revenues	754	5,052	4,514
Gross loss	(401)	(2,832)	(1,664)
Operating expenses:
Exploration expense	47	4,745	2,451
Selling, general and administrative	2,261	12,202	10,929
Total operating expenses	2,308	16,947	13,380

OPERATING LOSS	(2,709)	(19,779)	(15,044)

Other income (expense):
Interest expense	(1,561)	(7,667)	(4,438)
Interest income	94	488	590
Other income	1,923	10,112	1,476
Total other income (expense), net	456	2,933	(2,372)

LOSS BEFORE INCOME TAXES	(2,253)	(16,846)	(17,416)

Income tax benefit (expense)	1,176	(513)	(652)

NET LOSS	(1,077)	(17,359)	(18,068)

Revenue. Revenue was generated almost entirely from LNG sales. For fiscal 2026, LNG production increased to 4,324 tons from 3,929 tons in 2025, while volumes sold decreased to 3,791 tons in 2026 from 4,631 tons in 2025. The average realized LNG price increased 14% to $14.01 per GJ in 2026 from $12.25 per GJ in 2025. The Company produced 2,062 kg of LHe and sold 53 kg of LHe in fiscal 2026 before suspending LHe operations pending additional feed-gas from the plant exceeding 1.6 MMcf per day. The operating events affecting production are summarized under “Recent Operating Developments.”

Cost of Revenues. Cost of revenues reflects the production-cost categories described under “Components of Results of Operations.” Depreciation included in cost of revenues was $2.4 million in fiscal 2026, consisting of $2.1 million in the Predecessor period and $0.3 million in the Successor period, compared with $2.0 million in fiscal 2025. The increase reflects assets placed in service and, in the Successor period, the higher acquisition-date basis of production assets. Other changes principally reflected plant activity, utilities, fuel, maintenance and production staffing.

Exploration Expense. Exploration expense includes geological, geophysical, drilling and evaluation costs that do not qualify for capitalization, including costs associated with non-productive wells or wells assigned no reserves. The increase in fiscal 2026 primarily reflected the expansion of drilling and resource-evaluation activity. Costs meeting the capitalization criteria were recorded in natural gas properties.

Selling, General and Administrative Expense. Selling, general and administrative expense consists primarily of personnel, professional fees, facilities and depreciation, sales and marketing, insurance, information technology and other corporate costs. The table below presents the principal components. Period-over-period changes primarily reflected increased professional and personnel costs and depreciation associated with the Company’s corporate and development activities.

	Successor	Predecessor
	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Selling, general and administrative expense:
Professional costs	$380	$1,762	$1,542
Personnel costs	803	3,982	3,450
Sales and marketing	22	154	119
Facilities and depreciation	1,054	6,288	5,804
Corporate and other	2	16	14
Total selling, general and administrative	$2,261	$12,202	$10,929

Other Income. In fiscal 2026, other income consisted principally of $8.3 million of net foreign exchange gains, largely from remeasuring U.S. dollar-denominated debt and supplier balances as the Rand strengthened, and $3.8 million from a legal settlement. Because a substantial portion of the Company’s debt is denominated in U.S. dollars, exchange-rate movements may continue to affect reported results.

Interest Expense. Interest expense relate primarily to borrowings used to fund the Virginia Gas Project. The amount recognized varies with debt outstanding, applicable rates, foreign exchange movements and the capitalization of qualifying borrowing costs. See “Indebtedness” and the related notes to the Consolidated Financial Statements.

Interest Income. Interest income is earned on cash balances and finance leases.

Income Tax Benefit (Expense). Income tax benefit(expense) reflects deferred tax effects of temporary differences, including those arising from acquisition accounting, property and equipment, rehabilitation obligations and tax losses. See the income tax note to the Consolidated Financial Statements.

Three Months Ended May 31, 2026, and May 31, 2025

The following tables present selected operating metrics and consolidated financial results for the three months ended, May 31, 2026, and 2025, respectively:

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
LNG Operations:
LNG produced (tons)	809	1,311
LNG sold (tons)	911	1,446
LNG produced (GJ)(1)	40,484	65,596
LNG sold (GJ)(1)	45,592	72,339
Average LNG Sales Price ($/GJ)	$14.28	$12.86
Plant Utilization (%)(2)	79%	78%

Helium Operations:
Helium produced (kg)(4)	—	653
Helium sold (kg)(3)	—	53
Average Helium Sales Price(3)	—	—
Recovery rate (%)(4)	—	—

Production Metrics:
Feed Gas Processed (MMcf)	102	69
Producing Wells	22	21
Wells Drilled
Wells Online	20	20

(1)
Conversion factor used is 50.00GJ/ton. This is the gross calorific value based on the LNG product specification of : CH4 >94%, C2H6 <0.2%, C3H8 <0.005%, N2< 6% and O2 <0.05%.
(2)
Plant Utilization represents actual plant throughput as a percentage of facility's design nameplate capacity, excluding a planned two-week maintenance shutdown period.
(3)
Helium sold represents proof of concept initial sale of small scale liquid Helium achieved in March 2025.
(4)
Liquid helium production was intermittent with any produced helium vaporizing and being cycled back to the helium liquefier during the three months ended May 31, 2026. Available feed gas during the period resulted in feed gas to helium liquefier less than the design turn down flow, therefore, helium recovery was not tracked. Tracking resumed once minimum turn down flowrate was met.

The following table presents selected financial results for our consolidated results of operations for the three months ended, May 31, 2026, and 2025, respectively:

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
Revenue	$651	$935
Cost of revenues	1,007	1,540
Gross loss	(356)	(605)
Operating expenses:
Exploration expense	852	238
Selling, general and administrative	4,465	3,009
Total operating expenses	5,317	3,247

OPERATING LOSS	(5,673)	(3,852)

Other income (expense):
Interest expense	(2,973)	(1,573)
Interest income	153	126
Other income (expense)	(2,315)	1,107
Total other income (expense), net	(5,135)	(340)

LOSS BEFORE INCOME TAXES	(10,808)	(4,192)
Income tax benefit (expense)	(636)	96

NET LOSS	(11,444)	(4,096)

Revenue. LNG production totaled 809 tons during the three months ended May 31, 2026, compared to 1,311 tons during the three months ended May 31, 2025, representing average production of 8.8 tons per day and 14.3 tons per day, respectively. LNG sales volumes totaled 849 tons during the 2026 period, compared to 1,364 tons during the 2025 period. The average realized sales price increased 11% to $14.28 between the periods.

Revenue decreased to $651 thousand for the three months ended May 31, 2026, from $935 thousand for the three months ended May 31, 2025. The decrease was primarily attributable to lower LNG production and sales volumes. Production was adversely impacted by a maintenance shutdown at a key customer’s facility during the period, which reduced demand, as well as heavy rainfall that restricted access to certain low-point and gas wells, limiting gas flow and reducing production output.

Cost of Revenues. Cost of revenues decreased to $1.0 million for the three months ended May 31, 2026, from $1.5 million for the three months ended May 31, 2025. The decrease was primarily attributable to lower depreciation expense, which decreased to $148 thousand in the three months ended May 31, 2026, compared to $698 thousand in the 2025 period primarily due to the application of push-down accounting in connection with the ASP Isotopes acquisition. This decrease was partially offset by higher employee-related costs incurred as the Company continued to ramp up LNG operations toward Phase 1 nameplate capacity. Because a significant portion of the Company’s operating costs are fixed, the reduction in LNG production and sales volumes did not result in a proportionate reduction in cost of revenues.

Exploration Expense. Exploration expense increased to $852 thousand for the three months ended May 31, 2026, from $238 thousand for the three months ended May 31, 2025. The increase primarily reflects the timing and nature of exploration activities undertaken in support of the Virginia Gas Project and an increase in expenditures that did not qualify for capitalization. Exploration expense consists of costs associated with resource evaluation and other exploration-related activities that are expensed as incurred under the Company’s accounting policies.

Selling, General and Administrative Expense. Selling, general and administrative expense increased to $4.5 million for the three months ended May 31, 2026, from $3.0 million for the three months ended May 31, 2025. Selling, general and administrative expense consists primarily of personnel costs, professional fees, sales and marketing expenses, facilities and non-plant depreciation, corporate overhead and other administrative expenses incurred to support the Company’s operations and the ongoing development of the Virginia Gas Project. As reflected in the table below, the increase was primarily driven by facilities and non-plant depreciation expense, personnel costs and corporate support activities associated with the continued development and expansion of the Virginia Gas Project. The increase also reflects the commissioning of assets during the current and latter part of the prior year, resulting in costs previously capitalized as assets under construction being recognized as operating expenses upon being placed into service.

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
Selling, general and administrative expenses:
Professional costs	539	263
Personnel costs	1,116	1,058
Sales and marketing	64	39
Facilities and depreciation	2,739	1,646
Corporate and other	7	3
Total selling, general and administrative	4,465	3,009

Other Income (Expense). Other Income (Expense) for the period reflects $2.3 million expense, net for the three months ended May 31, 2026, from $1.1 million of income, net for the three months ended May 31, 2025. Other Income (Expense) primarily reflects foreign exchange gains and losses arising from the remeasurement of foreign currency-denominated monetary assets and liabilities. The increase during the current period was principally attributable to foreign exchange movements on U.S. dollar-denominated debt and supplier balances compared to the prior-year period.

Interest Expense. Interest expense increased to $3.0 million for the three months ended May 31, 2026, from $1.6 million for the three months ended May 31, 2025, primarily due to increased borrowings and related financing costs associated with the ASP Isotopes Term Loan Facility entered into in May 2025 and subsequent drawdowns thereunder.

Interest Income. Interest income increased to $153 thousand for the three months ended May 31, 2026, from $126 thousand for the three months ended May 31, 2025. Interest income is earned on cash balances and finance lease receivables. The increase was primarily attributable to higher average interest-earning balances during the current period.

Income Tax Benefit (Expense). Income tax expense was $636 thousand for the three months ended May 31, 2026, from $100 thousand benefit for the three months ended May 31, 2025. The increase in expense was primarily attributable to the recognition of deferred tax assets associated with operating losses incurred during the current period.

Liquidity and Capital Resources

General

Our primary capital requirements consist of:

•
funding the continued ramp-up of Phase 1 of the Virginia Gas Project to nameplate capacity;
•
funding the development of Phase 2 of the Virginia Gas Project, including drilling, processing and related infrastructure;
•
servicing our debt obligations; and
•
funding general corporate working capital requirements.

The Company’s principal sources of liquidity have been equity and short-term and long-term debt financing. Since its initial public offering in 2015 and prior to its delisting from the JSE and ASX in January 2026, the Company raised aggregate net equity proceeds of $106.9 million. These proceeds were used principally to acquire Tetra4, fund the exploration, development, construction, commissioning and ramp-up of Phase 1 of the Virginia Gas Project, progress engineering and pre-development activities relating to Phase 2 and fund general corporate requirements.

In addition to equity funding, the Company has entered various debt financing arrangements to fund the development of the Virginia Gas Project. Total borrowings amounted to $100.2 million and $57.4 million as of February 28, 2026 and February 28, 2025, respectively, and are discussed further under “Indebtedness” below.

Cash, Cash Equivalents and Restricted Cash

As of February 28, 2026, unrestricted cash and cash equivalents, comprising cash at banks and short-term money market deposits, totaled $3.8 million, compared to $1.5 million as of February 28, 2025.

Restricted cash totaled $4.6 million as at February 28, 2026, compared to $3.9 million as at February 28, 2025, and is held primarily in U.S. dollar-denominated debt service reserve accounts to satisfy debt service and operational obligations. Further information regarding the composition and movements of restricted cash is provided under “Restricted Cash” below.

Cash and cash equivalents, were $6.2 million as of May 31, 2026, compared to $3.8 million as of February 28, 2026. Restricted cash was $5.9 million as of May 31, 2026, compared to $4.6 million as of February 28, 2026.

Cash Flows

The Company’s cash flows from operating, investing and financing activities are summarized in the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements and are discussed under “Cash Flows” below. The Company’s primary future uses of cash are expected to be the continued ramp-up of Phase 1 to nameplate capacity, the development of Phase 2 of the Virginia Gas Project and the funding of general corporate activities. Further information regarding the Company’s planned capital expenditures is provided under “Capital Expenditures” below.

Taking into account the Company’s operating cash flows, continued funding support from ASP Isotopes, and the Subscription Agreement for $50.0 million in gross proceeds that will close immediately prior to the merger with ENDRA, the Company believes it will have adequate resources to meet its short-term cash requirements. However, because a substantial portion of the Company’s outstanding borrowings has been classified as current liabilities following the debt default events and covenant breaches described under “Indebtedness,” and because the development of Phase 2 will require substantially greater capital than the Company currently has available, the Company’s ability to meet its long-term cash requirements is dependent on successfully remediating these defaults and covenant breaches, and securing additional financing.

The Company’s material cash requirements from known contractual and other obligations consist primarily of: (i) short-term borrowings of $111.3 million, substantially all of which have been classified as current following the debt default events described under “Indebtedness”; (ii) long-term borrowings of $3.8 million under the Molopo Loan; and (iii) contractual capital commitments of $10.3 million as at May 31, 2026, primarily relating to the procurement of capital equipment and services for the Virginia Gas Project. The Company expects to fund these obligations from a combination of operating cash flows, continued funding support from ASP Isotopes, and with respect to obligations arising from the further development of Phase 2, additional debt and equity financing as described under “Indebtedness” and “Capital Expenditures.”

The following table shows a summary of our cash flows for the periods indicated:

	Successor	Predecessor
	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Cash flows:
Net cash provided by (used in) operating activities	$(4,967)	$(11,217)	$(9,456)
Net cash used in investing activities	(796)	(15,720)	(9,668)
Net cash provided by (used in) financing activities	8,394	25,099	(6,773)
Increase/(decrease) in cash and cash equivalents	2,631	(1,837)	(25,897)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	90	2,069	497
Net increase (decrease) in cash, cash equivalents and restricted cash	2,722	232	(25,400)
Cash, cash equivalents and restricted cash, beginning of period	5,656	5,424	30,824
Cash, cash equivalents and restricted cash, end of period	$8,378	$5,656	$5,424

Operating Activities

Net cash provided by (used in) operating activities primarily reflects the Company’s operating losses, working capital requirements and ongoing costs associated with the production and commercialization of LNG and helium from the Virginia Gas Project. Operating cash flows were affected by expenditures associated with production activities, employee costs, utilities, professional services, maintenance activities and other operating expenditures necessary to support LNG operations, helium commissioning activities and corporate functions. Operating cash flows were also influenced by changes in working capital, including movements in trade receivables, inventories and trade and other payables.

Investing Activities

Net cash used in investing activities primarily reflects capital expenditures associated with the continued development of the Virginia Gas Project. During the period, investing activities included expenditures related to production wells, gas gathering infrastructure, LNG and helium processing facilities, engineering activities and other development initiatives supporting the completion of Phase 1 and early-stage development of Phase 2. Investing activities also included movements in restricted cash associated with debt service reserve accounts and environmental rehabilitation obligations. Management expects capital expenditures to remain a significant use of cash as development of the Virginia Gas Project continues. For further information regarding these expenditures, see “Capital Expenditures” elsewhere in this proxy statement/prospectus.

Financing Activities

Net cash provided by (used in) financing activities primarily reflects proceeds received from debt financing arrangements used to support operations, fund capital expenditures and advance development of the Virginia Gas Project. Financing activities included borrowings under the ASP Isotopes Term Loan Facility and other financing arrangements, as well as scheduled debt service payments, interest payments and other financing-related activities. The Company continues to rely on a combination of shareholder support, project financing and third-party debt facilities to fund ongoing operations and development activities. The financing primarily supported the continued progression toward the finalization of Phase 1 of the Virginia Gas Project and the early-stage development of Phase 2. Details relating to equity financing are provided under “Liquidity and Capital Resources—General” earlier in this proxy statement/prospectus, while borrowings are discussed under “Indebtedness” below.

The following table summarizes the Company’s cash flows for the three months ended May 31, 2026 and 2025:

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
Cash Flows:
Net cash provided by (used in) operating activities	(765)	(4,533)
Net cash provided by (used) in investing activities	(3,889)	(3,325)
Net cash provided by financing activities	11,687	15,816
Increase/(decrease) in cash and cash equivalents	7,033	7,957
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,403)	420
Net increase (decrease) in cash, cash equivalents and restricted cash	3,630	8,377
Cash, cash equivalents and restricted cash, beginning of period	8,378	5,424
Cash, cash equivalents and restricted cash, end of period	12,008	13,801

Operating Activities

Net cash used in operating activities increased to $6.8 million during the three months ended May 31, 2026, compared to $4.5 million during the prior-year period. The increase was primarily attributable to higher exploration expenditures recognized as expense during the current period and increased operating expenses incurred in support of the Company’s operations.

Investing Activities

Net cash used in investing activities was $3.0 million for the three months ended May 31, 2026, compared to $3.3 million for the three months ended May 31, 2025. Investing cash flows in both periods primarily related to capital expenditures associated with the Virginia Gas Project.

Financing Activities

Net cash provided by financing activities was $11.7 million during the three months ended May 31, 2026, compared to $15.8 million during the prior-year period. The decrease was primarily due to lower borrowings received under the ASP Isotopes Term Loan Facility, with higher loan proceeds received during the three months ended May 31, 2025, than during the comparable 2026 period.

Indebtedness

The Company’s indebtedness arises from borrowings secured to fund the construction of Phase 1 of the Virginia Gas Project, the development of Phase 2 of the project and general corporate purposes. As of February 28, 2026, total outstanding borrowings amounted to $100.2 million, compared to $57.4 million as of February 28, 2025, and comprised of the following:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Short-term borrowings:
ASPI Isotopes	$42,163	$—
DFC	23,809	29,374
Industrial Development Corporation ("IDC")	9,135	8,633
SBSA	13,166	9,094
Airsol Debentures	7,007	7,397
Insurance financing	1,205	—
Total short-term borrowings	96,485	54,498

Long-term borrowings:
Molopo	3,764	2,860
Total long-term borrowings	3,764	2,860
Total borrowings	$100,249	$57,358

ASP Isotopes Term Loan Facility

On May 19, 2025, Renergen and ASP Isotopes entered into a loan agreement pursuant to which ASP Isotopes made available a loan facility of $30 million to Renergen (the “ASP Isotopes Term Loan Facility”). The facility has been, and continues to be, used to fund operating costs, debt servicing and capital expenditures. The facility comprised an initial drawdown of $10 million in April 2025, followed by a second drawdown of $10 million in May 2025 and another drawdown of $10 million in June 2025.

Under an amendment to the loan agreement, ASP Isotopes and Renergen agreed to increase the ASP Isotopes Term Loan Facility to $39.5 million. Accordingly, Renergen drew an additional $5.5 million and $4.0 million in January 2026 and February 2026, respectively. The facility was subsequently increased to $80.0 million on April 16, 2026.

Subsequent to May 31, 2026, on September 29, 2026, the ASP Isotopes Term Loan Facility was amended to increase the aggregate principal amount available under the facility from $80.0 million to $120.0 million. Furthermore, at or prior to the Closing of the Merger, the parties are expected to further increase the aggregate principal amount under the ASP Isotopes Term Loan Facility, pursuant to which ASP Isotopes may provide loans to Renergen of up to $200 million.

The ASP Isotopes Term Loan Facility bears interest at the South African prime lending rate published by FirstRand Bank Limited from time to time. Interest accrues daily and is compounded monthly in arrears based on a 365-day year. The loan is unsecured and is repayable within 60 days following written demand by ASP Isotopes, which may be made at ASP Isotopes’ sole discretion in accordance with the terms of the loan agreement. As of May 31, 2026, the outstanding principal balance of the ASP Isotopes Term Loan Facility was $56.8 million.

DFC Credit Facility Agreement

On August 20, 2019, Tetra4 and the DFC, as successor and assign of the Overseas Private Investment Corporation, entered into a Finance Agreement (as amended by Amendment No. 1 to Finance Agreement, dated as of March 30, 2020, Amendment No. 2 to Finance Agreement, dated as of April 28, 2020, Amendment No. 3 to Finance Agreement, dated as of February 26, 2021, Amendment No. 4 to Finance Agreement, dated as of August 24, 2021 and Amendment No. 5 to Finance Agreement, dated December 16, 2021 (the “DFC Credit Facility Agreement”), pursuant to which DFC made available a credit facility of up to $40.0 million (the “DFC Credit Facility”). The first draw down of $20.0 million took place in September 2019, the second draw down of $12.5 million in June 2020 and the final drawdown of $7.5 million on September 28, 2021. The first draw down bears interest at 2.11% per annum, while the second and final draw down bears interest at 1.49% and 1.24% per annum, respectively, with an additional annual guarantee fee and maintenance fees. Tetra4 shall repay the loan in equal quarterly installments of $1.15 million on each payment date which began on August 1, 2022 and will end on the maturity date. The maturity date of the DFC Credit Facility Agreement is August 15, 2031.

Pursuant to the DFC Credit Facility Agreement, Tetra4 is required to maintain certain financial covenants, including, (a) (i) a ratio of all interest bearing debt to EBITDA of not more than 3.0 to 1; (ii) a ratio of current assets to current liabilities of not less than 1 to 1; and (iii) a reserve tail ratio of not less than 25%; and (b) (i) a ratio of cash flow to debt service for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, to debt service for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, of not less than 1.30 to 1; and (ii) a ratio of cash flow for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, to debt service for the next succeeding four consecutive full fiscal quarters of not less than 1.3 to 1. Additionally, at all times Tetra4 is required to ensure that its debt service reserve account is funded in an amount equal to the aggregate amount of the sum of all payments of principal, interest and fees made or required to be made by Tetra4 in respect of its indebtedness with respect to the DFC Credit Facility Agreement for the immediately succeeding six-month period. The covenants in (a) and (b) will apply immediately following the date falling 18 months after the completion of the construction of the Virginia Gas Plant.

The DFC Credit Facility Agreement contains negative covenants, which include that Tetra4 shall not make any Restricted Payment, which includes any dividend or distribution on account of any interest in Tetra4, any payment of principal or interest on any indebtedness of Tetra4 to or for the benefit of any Shareholder or other Affiliate of Tetra4, and any purchase, redemption, acquisition or retirement of any limited liability company interests of Tetra4 or any indebtedness of Tetra4 held by any Shareholder or any Affiliate of Tetra4, or any payment to or on behalf of any Shareholder or Affiliate of any Shareholder; provided that after Project Completion and Tetra4 has paid at least one Principal Installment, Tetra4 may make such payments on a Restricted Payment Date if, but only if, after giving effect to each such payment, (i) no Default or Event of Default shall have occurred and be continuing or will occur as a result of such payment and (ii) Tetra4 shall be in compliance with the financial ratios set forth in the DFC Credit Facility Agreement, including those described above.

In November 2025, Tetra4 did not make a scheduled payment under the DFC Credit Facility when due. DFC subsequently waived the resulting payment default and consented to the use of funds held in its debt service reserve account to settle the missed payment. As a condition of the waiver, Tetra4 was required to restore its debt service reserve account to the required level by June 30, 2026. Tetra4 restored the account to the required level on May 15, 2026 and, accordingly, was in compliance with the applicable debt service reserve requirement as of May 31, 2026. Tetra4’s ability to comply with the covenants and scheduled payment requirements under the DFC Credit Facility in future periods will depend, among other things, on its operating performance, liquidity and access to funding.

The DFC Credit Facility Agreement is secured by Tetra4’s physical assets and its debt service reserve account. As of May 31, 2026, the outstanding principal amount of the DFC Credit Facility totaled $22.7 million. All capitalized terms used in this paragraph but not defined have the meaning ascribed to them in the DFC Credit Facility Agreement.

IDC Loan Agreement

On December 20, 2021, Tetra4, as borrower, entered into a loan agreement (the “IDC Loan Agreement”) with the Industrial Development Corporation of South Africa Limited (“IDC”), as lender, for R160.7 million ($10.2 million using the exchange rate in effect at December 20, 2021) for the procurement of the virtual pipeline equipment and dispensing equipment to be constructed on Renergen customers’ premises. An amount of R158.8 million ($10.0 million using the exchange rate in effect December 22, 2021) was drawn down on December 22, 2021 and is repayable in 102 equal monthly payments which commenced in June 2023 and the remainder thereafter on the first day of each succeeding month until the outstanding principal amount has been repaid in full.

Pursuant to the IDC Loan Agreement, Tetra4 is required to maintain certain financial covenants, including (a) a ratio of all interest bearing debt to EBITDA of not more than 3.0 to 1; (b) a ratio of current assets to current liabilities of not less than 1 to 1; (c) a ratio of cash flow for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, to debt service for the most recently completed four consecutive full fiscal quarters, taken as a single accounting period, of not less than 1.30 to 1; (d) a ratio of cash flow for the most recently completed four fiscal quarters, taken as a single accounting period, to debt service for the next succeeding four consecutive full fiscal quarters of not less than 1.3 to 1; and (e) at all times, a reserve tail ratio of not less than 25%. Additionally, at all times Tetra4 is required to ensure that its debt service reserve account is funded in an amount equal to, on any given date, a Rand amount equal to the aggregate amount of the sum of all payments of principal, interest and fees made or required to be made by Tetra4 under the IDC Loan Agreement for the immediately succeeding six-month period, to be used as a payment buffer for Tetra4’s repayment obligations under and in terms of the IDC Loan Agreement.

In addition, the IDC Loan Agreement contains negative covenants, which include that Tetra4 shall not make any shareholder dividend distribution, repay any shareholders’ loans and/or pay any interest on shareholders’ loans or make any payments whatsoever to its shareholders without the IDC’s prior written consent if (i) Tetra4 is in breach of any term of the IDC Loan Agreement or (ii) the making of such payment would result in a breach of any one or more of the financial ratios described above.

The financial covenants described in (a) to (e) in the above paragraph became effective on February 15, 2026. As of February 28, 2026 and May 31, 2026, Tetra4 was not in compliance with the covenants described in clauses (a)-(d) in the above paragraph, and has requested an extension of the effective date to May 1, 2028, which is subject to approval by the IDC. Tetra4 is actively engaged in discussions with IDC to amend the IDC Loan Agreement to align the calculation date with the completion of Phase 1 of the Virginia Gas Project. Although no assurance can be provided that a waiver will be received, if at all, the Company expects to receive a waiver from IDC in connection with the renegotiation of the applicable calculation date. The IDC Loan Agreement accrues interest at the prime lending rate plus 3.5% and is secured by a pledge of Tetra4’s physical assets and its debt service reserve account. As of May 31, 2026 the outstanding principal amount of the IDC Loan Agreement totaled $8.7 million. Tetra4 maintains a DSRA with respect to the IDC Loan Agreement and is in compliance with the DSRA requirements and the reserve tail ratio. Pending the IDC’s determination on the requested extension, the Company continues to rely on operating cash flows and funding support from ASP Isotopes to service its obligations under the IDC Loan Agreement. All capitalized terms used in this paragraph but not defined herein have the meaning ascribed to them in the IDC Loan Agreement.

		Successor	Successor
	Required	February 28, 2026	May 31, 2026
Covenant
Interest bearing debt/EBITDA	>3	(9.3)	(7.5)
Current assets/current liabilities	>1	0.2	0.2
Cash flow for the most recently completed four consecutive fiscal quarter to debt service	>1	5.2	(5.4)
Cash flow for the most recently completed four consecutive fiscal quarters to debt service for the next succeeding four consecutive fiscal quarters	>1	(3.0)	(5.4)
Reserve tail ratio	25%	>25%	>25%

SBSA Loan

Renergen obtained a secured loan facility from Standard Bank of South Africa Limited (“SBSA”) on August 30, 2024 (as amended, “SBSA Loan”) with an original principal amount of R155 million ($8.7 million). The first drawdown of R103.3 million ($5.8 million) occurred on August 31, 2024 and the second drawdown of R51.7 million ($2.9 million) occurred on October 17, 2024. Proceeds were used to fund working capital requirements and the expansion of the Virginia Gas Project. A portion of the proceeds was also used to fund transaction costs associated with the financing.

The SBSA Loan previously accrued interest at a rate linked to 3-month JIBAR (Johannesburg Interbank Average Rate) plus a variable margin (JIBAR plus the applicable margin equated to 21.73% as of February 28, 2026). Interest was compounded and capitalized to the principal amount outstanding. The SBSA Loan originally matured on March 31, 2026.

On August 14, 2026, Renergen and SBSA entered into a Second Amendment and Restatement Agreement that amended and restated the SBSA Loan, pursuant to which unpaid accrued interest was capitalized into the principal balance increasing the principal balance to R230.5 million ($14.2 million based on the exchange rate as of May 31, 2026) and the maturity date was extended to August 14, 2027. The amended facility bears interest at a rate linked to the applicable compounded reference rate plus a margin and is subject to the terms and conditions set forth in the amended SBSA Loan.

The SBSA Loan is secured by the cession of a bank account holding cash reserves equivalent to the total principal loan amount. In addition, NTIGT Investment Proprietary Limited (“NTIGT”) an associate of Mr. Nicholas Mitchell and Mr. Stefano Marani, has entered into a cession and pledge agreement (“Pledge”) with SBSA, in terms of which NTIGT has pledged and ceded as security, which remains in NTIGT’s possession unless called, collectively 1,546,268 shares of ASP Isotopes’ common stock (“Pledged Shares”), to and in favor of SBSA. NTIGT’s potential liability under the security given in respect of such financial obligation is capped at the lower of the value of the Pledged Shares or $9.7 million, translated using the exchange rate as of February 28, 2026. The interest rate payable on the loan is linked to ZARONIA plus a margin of 1.46% and is payable monthly.

As of May 31, 2026, the outstanding principal and interest amount of the SBSA Loan totaled $13.6 million.

Airsol Subscription Agreement

Renergen entered into a $7.0 million unsecured convertible debenture subscription agreement (“Subscription Agreement”) with Airsol, an Italian wholly-owned subsidiary of SOL S.p.A, on August 30, 2023, for the subscription by Airsol in Renergen debentures in two tranches of $3.0 million (“Tranche 1”) and $4.0 million (“Tranche 2”). Tranche 1 proceeds were received on August 30, 2023. On March 18, 2024, Airsol subscribed for Tranche 2 debentures and Renergen received $4.0 million.

The debentures include a contractual maturity date, initially set at February 28, 2025, and amended by agreement to August 31, 2025, subject to the terms of the Subscription Agreement, as amended, and the related Helium Sale and Purchase Agreement. The debentures accrue interest at 13% per annum, calculated and compounded semi-annually, with interest payable on February 28 and August 31 each year. The contractual maturity date has passed, and the liability remains outstanding as a result of a dispute between the parties with respect to repayment. The debentures have been classified as current, as the maturity date of August 31, 2025 has passed. On August 4, 2026, the legal dispute with Airsol was resolved and Renergen has agreed to pay the sum of the principal, accrued interest and certain fees for a total of $8.5 million in three equal installments beginning five business days after certain customary regulatory approvals are obtained and ending in November 2026. As of May 31, 2026, the outstanding amount of the Airsol debentures totaled $8.3 million.

Molopo Loan

Tetra4 entered into a $3.0 million (R50.0 million) loan agreement (the “Molopo Loan”) with Molopo Energy Limited (“Molopo”) on April 11, 2014. The Molopo Loan matured on January 1, 2025. The Molopo Loan was unsecured and interest free. The Molopo loan was not repaid, and as such the Molopo Loan now accrues interest at the prime lending rate plus 2%. The loan can only be repaid when Tetra4 declares a dividend and utilizing a maximum of 36% of the distributable profits in order to pay the dividend. The declaration of the dividends is in the control of Tetra4. It is not expected that the Molopo Loan will be repaid in the next 12 months given the unavailability of distributable profits based on Tetra4’s most recent forecasts. As such, the Molopo Loan is classified as long term. The amount of the Molopo Loan outstanding on May 31, 2026 was $3.8 million.

On November 14, 2024, Molopo initiated legal proceedings against Tetra4 in the High Court of South Africa, Gauteng Local Division, Johannesburg, by issuing summons alleging a breach of the Molopo Loan when Renergen sold a 5.5% stake in Tetra4 to a noncontrolling interest. As a consequence, Molopo has purported to cancel the Molopo Loan, which cancellation is disputed by Tetra4 on the basis that the investment by the minority interest did not trigger a payment by Tetra4 to its parent in the sale. According to the Lead Times Bulletin for the High Court in Gauteng, the soonest hearing date is estimated to take place in December 2030, and the Molopo Loan continues to be classified as non-current, and interest continues to be accounted for at the prime lending rate plus 2% pursuant to the Molopo Loan.

The following table summarizes the Company’s outstanding indebtedness as of May 31, 2026, and February 28, 2026:

	Successor	Successor
	As of	As of
	May 31, 2026	February 28, 2026
Short-term borrowings:
ASPI Isotopes	56,763	42,163
DFC	22,723	23,809
Industrial Development Corporation ("IDC")	8,715	9,135
SBSA	13,631	13,166
Airsol Debentures	8,322	7,007
Insurance financing	1,184	1,205
Total short-term borrowings	111,339	96,485

Long-term borrowings:
Molopo	3,805	3,764
Total long-term borrowings	3,805	3,764
Total borrowings	115,144	100,249

Total indebtedness increased from February 28, 2026, primarily because of additional borrowings from ASP Isotopes used to support ongoing development and working capital requirements. Except as described in the paragraphs above, there were no material changes to the terms of the Company’s debt facilities or related covenant requirements during the period.

Conditional Indications of Support from the DFC and SBSA

We intend to continue to pursue senior debt funding for Phase 2 from institutional lenders, including the DFC and SBSA to support Phase 2 of the Virginia Gas Project. Renergen received a letter of conditional approval from the DFC, pursuant to the DFC’s application review process, for up to $535 million in senior secured debt financing (the “Commitment Letter”). On September 30, 2026, the DFC agreed to extend its commitment to permit the finalization of the finance agreement under the Commitment Letter to July 1, 2029. The financing under the Commitment Letter is expected to be conditional upon, among other things, certain equity investments; the right to use a portion of the real property on which the Phase 2 facilities and wells are located, whether through ownership, leases, easements, rights-of-way or similar arrangements; Tetra4's entry into business, construction and operational arrangements satisfactory to the lenders for the delivery of the Phase 2 facilities; established marketing plans for helium and LNG sales, including timing, volumes and pricing to comply with the financial covenants under the proposed debt facilities; entry into definitive helium and LNG offtake agreements providing contracted revenues sufficient to cover a percentage of the projected debt service under the proposed debt facilities; certain debt-to-equity ratios; and the receipt of certain regulatory approvals. The Commitment Letter is non-binding and subject to a number of terms and conditions, contingencies and uncertainties. There can be no assurance that we will ultimately enter into a binding definitive agreement with the DFC or that the terms of such agreement will not differ, possibly materially, from those described herein.

In addition, the SBSA has previously indicated its willingness to consider supporting Phase 2 of the Virginia Gas Project with up to $250 million of senior secured debt funding. No binding definitive agreements have been executed with respect to either facility. There can be no assurance we will be able to obtain financing from the DFC or the SBSA on terms that are favorable to us or at all.

Capital Expenditures, Phase 1 and Phase 2 Development

Capital Expenditures

Our business is capital intensive and requires significant investment to explore, develop, construct and expand our production and processing facilities, and to maintain and enhance our existing infrastructure. Expenditures to date primarily related to exploration and development activities, the continued completion and optimization of Phase 1 of the Virginia Gas Project, and engineering, planning and early-stage development activities associated with Phase 2.

We commenced the pre-development of the Phase 2 expansion of the Virginia Gas Project in March 2020. Phase 2 is intended to be a significantly larger-scale development than Phase 1, designed to utilize a greater portion of our independently verified reserves and operate at an industrial scale. Our original front-end engineering design (“FEED”) was designed for Phase 2 to produce 34,000 GJ per day of LNG and 900 Mcf per day of liquid helium, through production wells targeting 45 million standard cubic feet per day of natural gas. The estimate of the overall build cost to complete development, permitting and financing of Phase 2 as currently designed is in excess of $1.0 billion (including borrowing costs and general corporate costs during construction), which we anticipate funding through a combination of future debt and equity issuances. Once we close on financing for Phase 2, we expect development could be completed in as soon as 44 months. However, the overall project scope, size, design, sequencing, and product mix of Phase 2 are subject to change following completion of management’s pre-development activities and plant design optimization processes, and the actual production capacity, product mix, cost and timeline for Phase 2 may differ materially from the original design parameters.

Critical Accounting Policies and Significant Judgements and Estimates

Our MD&A of our financial condition and results of operations is based on the Company’s Consolidated Financial Statements, included elsewhere in this proxy statement/prospectus. The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. These estimates, assumptions and judgments are based on historical experience, current facts and circumstances, information available from third-party specialists and other factors that management believes are reasonable under the circumstances. Actual results may differ materially from these estimates, and changes in estimates could affect our reported financial condition and results of operations in future periods.

The estimates and judgments we consider most significant are those that involve a high degree of estimation uncertainty and could have a material effect on our financial statements. For us, these areas principally relate to: (i) natural gas and helium reserve quantities and related depletion rates; (ii) the valuation and recoverability of natural gas properties and other long-lived assets; (iii) acquisition accounting and push-down accounting, including the fair value of assets acquired and liabilities assumed; (iv) asset retirement obligations; (v) deferred tax assets, valuation allowances and uncertain tax matters; (vi) going concern and liquidity assumptions; and (vii) accounting for customer arrangements that include both LNG product sales and customer-side infrastructure or lease components. The financial statements identify these same categories as significant estimates or judgmental areas, including reserve quantities, depletion rates, acquisition-date fair values, asset retirement obligations, recoverability of long-lived assets, deferred tax assets and purchase price allocation.

Natural Gas and helium reserves and depletion

Management exercised significant judgment in estimating Renergen’s reserves and resources, which form the basis for a number of significant accounting estimates, including depletion expense, the classification and valuation of natural gas properties, projected future cash flows used in impairment assessments and the evaluation of exploration and development assets, and certain supplemental oil and gas disclosures. Changes in estimated reserve quantities, development timing, production performance or commodity pricing assumptions could materially affect future depletion expense, impairment conclusions and the carrying value of our natural gas properties. In making these estimates, management relies on reserve and resource reports prepared by independent subsurface consultants and considers, among other factors, expected production profiles, commodity prices, capital and operating costs, discount rates and foreign exchange rates. Changes in these assumptions could result in material revisions to reserves and resources and the carrying amounts of the Group’s assets.

Exploration and development costs

Management exercised significant judgment in determining whether exploration and development costs should be capitalized and when such costs should be transferred to property, plant and equipment. This assessment requires management to evaluate whether the Virginia Gas Project has demonstrated sufficient technical and commercial viability and whether it is probable that the expenditure incurred will generate future economic benefits. In making this assessment, management considers, among other factors, the results of exploration and development activities, independent reserve and resource evaluations, the expected economics of the project and the stage of development of the underlying assets. Based on this assessment, management capitalized qualifying exploration and development costs and transferred costs to property, plant and equipment once commercial viability had been demonstrated. See Note 5 to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for further details.

Impairment of non-financial assets

The Virginia Gas Project includes proved reserves, developed production assets, gas gathering, processing and liquefaction infrastructure, wells in process, construction-in-progress and capitalized asset retirement costs. If expected future cash flows from these assets are lower than their carrying amounts, we may be required to recognize an impairment charge, which could materially affect results of operations.

Management evaluates proved natural gas and helium reserve interests and related natural gas properties for impairment by assessing whether non-financial assets were impaired by estimating their recoverable amounts using discounted future cash flows.

This assessment incorporated assumptions relating to reserves and resources, commodity prices, production profiles, future operating and capital costs, inflation, interest rates, foreign exchange rates and discount rates. Adverse changes in any of these assumptions could reduce expected future cash flows and result in impairment. In addition, delays in drilling, gathering infrastructure, liquefaction capacity or required financing could affect the timing and amount of cash flows used in the impairment analysis.

Acquisition accounting, push-down accounting and fair value measurements

The allocation of purchase consideration to identifiable assets acquired and liabilities assumed is preliminary and remains subject to refinement during the ASC 805 measurement period. Measurement-period adjustments may result from additional information about facts and circumstances that existed as of the acquisition date, including valuation of natural gas properties, asset retirement obligations, deferred taxes and other acquired assets and assumed liabilities. Natural gas properties recognized in connection with the acquisition include amounts attributed to proved reserves, developed assets, wells in process, construction-in-progress and capitalized Asset Retirement Obligations (“ARO”) costs.

The acquisition-date fair values are sensitive to reserve estimates, development plans, forecast LNG and helium prices, operating and development costs, discount rates, expected useful lives, ARO assumptions and tax attributes. Changes to these assumptions during the measurement period could affect the recognized amounts of natural gas properties, deferred taxes, AROs and other assets and liabilities, and could affect future depletion, depreciation, accretion and tax expense.

Provision for environmental rehabilitation

The Company has legal obligations associated with plugging and abandoning natural gas wells, dismantling gas gathering pipelines and restoring well sites at the Virginia Gas Project. These obligations are recorded as liabilities, with corresponding asset retirement costs capitalized as part of the related long-lived assets.

Management estimates the fair value of AROs based on the scope, timing and cost of future rehabilitation activities, inflation assumptions and the discount rate used to present value those future cash flows. The provision was measured using estimated future rehabilitation cash outflows discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Changes in the estimated rehabilitation scope, timing, costs or discount rate could materially affect the carrying amount of the provision. See Note 7 to the Consolidated Financial Statements included elsewhere in this prospectus for further details.

Recognition of deferred taxes

Management evaluates the measurement and recoverability of deferred tax assets and liabilities based on available evidence, including cumulative losses, current operating results, approved long-term financial projections, the anticipated ramp-up of LNG and helium production, forecast taxable income from the Virginia Gas Project and expected income from long-term lease arrangements. Deferred tax balances include significant temporary differences related to acquired assets and liabilities, tax loss carryforwards and other deductible and taxable temporary differences. The Company currently reports a net deferred tax liability position; however, the amount of deferred tax assets recognized and any associated valuation allowance require significant judgment regarding the timing and amount of future taxable income and the reversal of existing temporary differences. If future taxable income is lower than expected, production is delayed, Phase 2 development is deferred, customer contracts do not generate anticipated taxable profits, or tax law interpretations change, management may conclude that additional valuation allowances are required, which could increase income tax expense. Conversely, improved operating performance or revised projections could support recognition of additional deferred tax assets or reductions in valuation allowances. In addition, because certain acquisition-date fair value allocations and related tax effects remain preliminary, changes in purchase accounting estimates could result in changes to deferred tax balances. See Note 14 to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for further details.

Going Concern, liquidity and debt classification

Management evaluates liquidity based on projected revenues from Phase 1 LNG and helium operations, available cash and credit facilities, operational plans, debt maturities, covenant compliance, waivers, lender approvals, and access to parent company or project financing support. Based on these considerations, management concluded that the going concern basis of preparation is appropriate. If management is unable to secure financing on acceptable terms, satisfy conditions precedent to future project financing, obtain or maintain required waivers or amendments, achieve expected production ramp-up, or generate sufficient cash from operations, the Company may need to revise its going concern assessment, reclassify debt, delay capital expenditures or seek additional funding. Such outcomes could materially affect liquidity, financial condition and the timing of Phase 2 development.

Revenue arrangements and customer-side infrastructure / lease components

Certain LNG customer arrangements include both LNG product sale provisions and customer-side equipment or infrastructure arrangements. The accounting conclusions for these arrangements affect revenue recognition, lease accounting, finance lease receivables, interest income, contract assets, contract liabilities and related disclosures. LNG product sales are accounted for under ASC 606, while customer-side LNG equipment and infrastructure are evaluated under ASC 842 and, when applicable, accounted for as lessor finance lease arrangements rather than product revenue.

Management evaluates each customer arrangement to identify performance obligations, lease and non-lease components, transaction price, timing of control transfer, significant financing components, variable consideration, minimum volume or take-or-pay provisions, customer prepayments, make-up rights and contract assets or liabilities. Revenue from LNG product sales is recognized when control transfers, generally upon delivery to the destination or delivery point specified in the contract.

Management exercised significant judgment in determining the lease term for the Company’s finance leases. Management concluded that lessees are not reasonably certain to exercise the available extension or purchase options and, accordingly, excluded those options from the lease term. In reaching this conclusion, management considered the operational requirements of the lessees, the potential disruption that would result from terminating the leases and expected technological developments. This judgment affects the measurement of the Company’s finance lease receivables. See Note 8 to the Consolidated Financial Statements included elsewhere in this prospectus for further details.

Material Accounting Policies

We describe our material accounting policies more fully in Note 1 to the Consolidated Financial Statements. The basis of preparation of the Consolidated Financial Statements is described in Note 1 thereto.

Recent Accounting Pronouncements

Recent accounting pronouncements did not have a material impact on the Consolidated Financial Statements, as described more fully in Note 1 thereto.

Qualitative and Quantitative Disclosures About Market Risks

The Company is exposed to a variety of financial risks in the ordinary course of business, including liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, inflation risk and credit risk. The Board has overall responsibility for the Company’s risk management framework and, through the Group Executive Committee, oversees the identification, assessment and management of these risks. Management monitors financial risk exposures on an ongoing basis and implements policies and procedures designed to manage these risks in a manner that supports the Company’s strategic and operational objectives.

Liquidity Risk

Liquidity risk represents the Company’s single most significant financial risk due to the capital-intensive nature of the Virginia Gas Project and the substantial funding required to complete the ramp-up of Phase 1, progress the development of Phase 2 and service the Company’s debt obligations.

As of May 31, 2026, the Company had undiscounted contractual financial liabilities of $115.1 million, relative to restricted and unrestricted cash resources totaling $12.0 million. $111.3 million, representing 97% of these liabilities, had contractual maturities within three months. This maturity profile primarily reflects the classification of the DFC, SBSA, Airsol and IDC borrowings as current liabilities following the debt default events and the Airsol debenture dispute described under “Indebtedness,” rather than management’s expectation that these obligations will be settled within that period. The Company is actively progressing the remediation of the applicable debt default events and covenant breaches, together with the resolution of the Airsol debenture dispute (which was resolved on August 4, 2026, as described under “Indebtedness—Airsol”). In addition, the Company continues to rely on ASP Isotopes, its parent company, to provide funding to support its operations and ongoing development activities. Although we believe existing resources and anticipated financing arrangements will support current business plans, adverse changes in commodity prices, interest rates, capital market conditions or project execution could affect future liquidity and financing requirements. Future project financing is dependent in part on maintaining and expanding long-term LNG and helium offtake arrangements. Delays in securing additional contracted volumes, or the loss of significant customers, could affect future borrowing capacity and development plans. These matters have been considered as part of management’s going concern assessment.

Market Risk

Foreign Currency Exchange Risk

Foreign exchange risk represents one of the Company’s principal market risks due to the Company’s significant U.S. dollar-denominated borrowings used to fund the development of the Virginia Gas Project, whilst our functional currency is the South African Rand. In addition, future financing activities associated with the development of Phase 2 of the Virginia Gas Project are expected to include substantial U.S. dollar-denominated borrowings.

Interest Rate Risk

We are exposed to Interest rate risk associated with our existing and future borrowings to fund the development of the Virginia Gas Project. Our financing arrangements include debt facilities that bear interest at variable rates, including debt linked to benchmark interest rates and South African lending rates. The IDC, Molopo, ASP Isotopes and SBSA borrowings bear variable interest rates and therefore expose the Company to cash flow interest rate risk which may increase future debt service costs, reduce operating cash flow and affect the economic returns of development projects.

Commodity Price Risk

Our future revenues, operating cash flow and reserve economics are significantly influenced by market prices for LNG, natural gas and helium. The prices received for LNG and helium are affected by numerous factors outside our control, including global supply and demand conditions, geopolitical developments, transportation constraints, inflation, energy policy, economic conditions and competing energy sources. Sustained declines in LNG, natural gas or helium prices may adversely affect revenues, operating cash flows, reserve economics, borrowing capacity and future development activities.

Inflation Risk

The development and operation of the Virginia Gas Project require substantial expenditures on labor, engineering services, equipment, construction materials, transportation and energy inputs.

Recent inflationary pressures, supply chain constraints and geopolitical events have increased costs across many categories relevant to our operations and development activities. Significant increases in inflation could increase future capital expenditures, operating costs and debt financing requirements and could adversely affect project economics and expected returns from Phase 2 development. Management continually evaluates project budgets, procurement strategies and financing plans in an effort to mitigate the impact of inflation and cost escalation.

Credit Risk

Credit risk represents the risk of financial loss if counterparties fail to meet their contractual obligations. The Company manages credit risk by maintaining restricted and unrestricted cash balances with established financial institutions, performing credit assessments before entering commercial arrangements and monitoring counterparties and outstanding receivable balances on an ongoing basis. In addition, the Company’s finance lease receivables and a significant portion of its revenue are supported by long-term contractual arrangements with counterparties.

ENDRA’S DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the names and ages of all of ENDRA’s executive officers and directors. ENDRA’s officers are appointed by, and serve at the pleasure of, the ENDRA Board.

Name	Age	Position
Alexander Tokman	64	Chief Executive Officer and Chairman
Richard Jacroux	58	Chief Financial Officer
Louis J. Basenese	48	Director
Anthony DiGiandomenico	59	Director
Michael Harsh	72	Director

Biographical information with respect to ENDRA’s executive officers and directors is provided below. There are no family relationships between any of ENDRA’s executive officers or directors.

Alexander Tokman joined the ENDRA Board in 2008 and was appointed as ENDRA’s Chief Executive Officer and Chairman of the Board of Directors on August 13, 2024. Mr. Tokman is a growth-driven executive with 24+ years of cross-functional leadership and P&L management experience centered around the development and commercialization of new technology products and services for Medical Device, Biotech, Consumer Electronics, AI and AgTech markets. He has a demonstrated track record in driving breakthrough revenue growth and valuations for start-ups, micro-caps and Fortune 100 companies and implementing improved strategies and operating mechanisms to accelerate business turnarounds.

Prior to his appointment as ENDRA’s Chief Executive Officer, he served as a President of a privately held AI/Computer Vision SaaS company and was a CEO-in-Residence at the Allen Institute for Artificial Intelligence (AI2). Mr. Tokman also currently serves as an independent board director for a technology company commercializing a dedicated breast CT imaging platform, and he’s on the board of the American Academy of Thermography, a non-profit organization focused on bringing novel infrared imaging applications for disease diagnosis. Prior to that, he successfully led an IoT technology microcap for over 12 years and spent over 10 years as an executive with GE Healthcare, where he led several global businesses and successful commercialization of multiple business segments, including PET/CT. Mr. Tokman received both undergraduate and graduate Engineering degrees from the University of Massachusetts.

Mr. Tokman’s executive experience in companies engaged in the development and commercialization of new technology products makes him well-suited to serve on the ENDRA Board.

Richard Jacroux was appointed Chief Financial Officer by ENDRA’s Board on August 7, 2024, and serves as Principal Financial Officer and Principal Accounting Officer for ENDRA. Mr. Jacroux has over 20 years of experience in financial management and accounting and began his career at Ernst & Young LLP. Prior to ENDRA, Mr. Jacroux served as Chief Financial Officer of IUNU, Inc. and Buddy Platform, LTD. In 2023, he founded Impact Solve, LLC (dba Impact Solutions), an accounting and fractional chief financial officer service firm. He has also served as an adjunct professor at the University of Washington for more than 5 years. Mr. Jacroux received a BA in business administration and accounting from the University of Washington, and an MBA from the Kellogg School of Management.

Louis J. Basenese joined the ENDRA Board in April 2020. As of January 2025, Mr. Basenese is the Executive Vice President - Market Strategy at Prairie Operating Corp. Prior to that, Mr. Basenese served as President, Chief Market Strategist at Public Ventures, LLC, a registered broker-dealer, Member FINRA/SIPC, from June 2022 to January 2025. Previously, he was Founder and Chief Analyst of Disruptive Tech Research, LLC, an independent equity research and advisory firm focused exclusively on disruptive technology companies that has served the investment management community from June 2014 through September 2022. Since 2005, Mr. Basenese has also managed The Basenese Group, LLC, a consulting business focused on communications and business development for private and public small and microcap businesses.

Mr. Basenese holds an M.B.A. in Finance from the Crummer Graduate School of Business at Rollins College and a Bachelor of Arts from the University of Florida. He is also a former Series 7 and Series 66 license holder.

Mr. Basenese’s experience with investor relations and business development of technology-focused companies, as well as financing and strategic planning, provides him with the qualifications and skills necessary to serve as a member of the ENDRA Board.

Anthony DiGiandomenico joined the ENDRA Board in 2013. A co-founder of MDB Capital Group LLC, Mr. DiGiandomenico focuses on corporate finance and capital formation for growth-oriented companies. He has participated in all areas of corporate finance including private capital, public offerings, PIPEs, business consulting and strategic planning, and mergers and acquisitions.

Mr. DiGiandomenico has also worked on a wide range of transactions for growth-oriented companies in biotechnology, nutritional supplements, manufacturing and entertainment industries. Prior to forming MDB Capital Group LLC in 1997, Mr. DiGiandomenico served as President and CEO of the Digian Company, a real estate development company. Mr. DiGiandomenico has also served on the board of directors of Cue Biopharma, Inc., an immunotherapy company, and on the board of directors of Provention Bio, Inc., a clinical-stage biopharmaceutical company.

Mr. DiGiandomenico holds an MBA from the Haas School of Business at the University of California, Berkeley and a BS in Finance from the University of Colorado.

Mr. DiGiandomenico’s financial expertise, general business acumen and significant executive leadership experience position him well to make valuable contributions to the ENDRA Board.

Michael Harsh joined the ENDRA Board in 2015. He is a Portfolio Executive for the National Institutes of Health (NIH) Rapid Acceleration of Diagnostics (RADx) COVID-19 Response Program and a co-founder and Chief Product Officer of Terapede Systems, a digital Xray startup that focuses on developing an ultra-high resolution medical flat panel X-ray detector. He co-founded Terapede in 2015. Prior to Terapede, Mr. Harsh had a 36-year career with General Electric (“GE”). He held numerous positions within GE and served as Vice President and Chief Technology Officer of GE Healthcare, a multi-billion dollar division of GE, where he led its global science and technology organization and research and development teams in diagnostics, healthcare IT and life sciences. In 2004, Mr. Harsh was named Global Technology Leader - Imaging Technologies at the GE Global Research Center, where he led the research for imaging technologies across ENDRA as well as the research associated with computer visualization and superconducting systems.

Additionally, Mr. Harsh is a member of the boards of directors of Compute Health (NYSE: CPUH-UN), Imagion Biosystems (IBX.AX), and EmOpti, as well as a member of the Radiological Society of North America (RSNA), Research & Education Foundation Board of Trustees. He had previously served as a director for FloDesign Sonics until its acquisition by MilliporeSigma, a division of the Merck Group. He is also a McKinsey Senior Advisor and a consultant in the medical device industry.

Mr. Harsh is a graduate of Marquette University, where he earned a bachelor’s degree in Electrical Engineering. He holds numerous U.S. patents in the field of medical imaging and instrumentation. In 2008, Mr. Harsh was elected to the American Institute for Medical and Biological Engineering College of Fellows for his significant contributions to the medical and biological engineering field.

Mr. Harsh’s extensive industry, executive and board experience position him well to serve on the ENDRA Board.

Board Independence

The ENDRA Board has determined that each of Mr. Basenese, Mr. DiGiandomenico, and Mr. Harsh is an independent director within the meaning of the director independence standards of The Nasdaq Stock Market (“Nasdaq”). Furthermore, ENDRA’s Board has determined that all of the members of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are independent within the meaning of the director independence standards of Nasdaq and the rules of the SEC applicable to each such committee.

Committees

Audit Committee. ENDRA’s Audit Committee consists of Mr. Basenese, Mr. DiGiandomenico, and Mr. Harsh. The ENDRA Board has determined that each member of the Audit Committee is independent within the meaning of the Nasdaq director independence standards and applicable rules of the SEC for audit committee members. The ENDRA Board has elected Mr. DiGiandomenico as Chairperson of the Audit Committee and has determined that he qualifies as an “audit committee financial expert” under the rules of the SEC. The Audit Committee is responsible for assisting the ENDRA Board in fulfilling its oversight responsibilities with respect to financial reports and other financial information. The Audit Committee (1) reviews, monitors and reports to the Board of Directors on the adequacy of ENDRA’s financial reporting process and system of internal controls over financial reporting, (2) has the ultimate authority to select, evaluate and replace the independent auditor and is the ultimate authority to which the independent auditors are accountable, (3) in consultation with management, periodically reviews the adequacy of ENDRA’s disclosure controls and procedures and approves any significant changes thereto, (4) provides the audit committee report for inclusion in our proxy statement for our annual meeting of stockholders and (5) recommends, establishes and monitors procedures for the receipt, retention and treatment of complaints relating to accounting, internal accounting controls or auditing matters and the receipt of confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee met four times in 2025 as well as acted by written consent.

Compensation Committee. ENDRA’s Compensation Committee presently consists of Mr. Basenese, Mr. DiGiandomenico, and Mr. Harsh, each of whom is a non-employee director as defined in Rule 16b-3 of the Exchange Act. ENDRA’s Board has also determined that each member of the Compensation Committee is also an independent director within the meaning of Nasdaq’s director independence standards. Mr. Basenese serves as Chairperson of the Compensation Committee. The Compensation Committee (1) discharges the responsibilities of the Board of Directors relating to the compensation of our directors and executive officers, (2) oversees ENDRA’s procedures for consideration and determination of executive and director compensation, and reviews and approves all executive compensation, and (3) administers and implements ENDRA’s incentive compensation plans and equity-based plans. The Compensation Committee did not meet separately from the ENDRA Board in 2025 but acted by unanimous written consent.

Corporate Governance and Nominating Committee. ENDRA’s Corporate Governance and Nominating Committee consists of Mr. Harsh and Mr. Basenese. the ENDRA Board has determined that each member of the Corporate Governance and Nominating Committee is an independent director within the meaning of the Nasdaq director independence standards and applicable rules of the SEC. Mr. Harsh serves as Chairperson of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee (1) recommends to the Board of Directors persons to serve as members of the Board of Directors and as members of and chairpersons for the committees of the Board of Directors, (2) considers the recommendation of candidates to serve as directors submitted from the stockholders of ENDRA, (3) assists the Board of Directors in evaluating the performance of the Board of Directors and the Board committees, (4) advises the Board of Directors regarding the appropriate board leadership structure for ENDRA, (5) reviews and makes recommendations to the Board of Directors on corporate governance and (6) reviews the size and composition of the Board of Directors and recommends to the Board of Directors any changes it deems advisable. The Corporate Governance and Nominating Committee did not meet separately from the Board of Directors in 2025 but acted by written consent.

Code of Business Conduct and Ethics

ENDRA has in place a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of its directors, officers and employees. The Code of Ethics is designed to deter wrongdoing and to promote:

•
honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•
full, fair, accurate, timely and understandable disclosure in reports and documents that ENDRA files with, or submit to, the SEC and in other public communications that ENDRA makes;
•
compliance with applicable governmental laws, rules and regulations;
•
the prompt internal reporting of violations of the Code of Ethics to an appropriate person identified in the Code of Ethics; and
•
accountability for adherence to the Code of Ethics.

A current copy of the Code of Ethics is available at www.endrainc.com. A copy may also be obtained, free of charge, from ENDRA upon a request directed to ENDRA Life Sciences, Inc., 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105, attention: Investor Relations. ENDRA intends to disclose any amendments to or waivers of a provision of the Code of Ethics required to be disclosed by applicable SEC rules by posting such information on its website available at www.endrainc.com and/or in its public filings with the SEC.

Insider Trading Policy

ENDRA has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of its securities by its directors, officers and employees. A copy of ENDRA’s insider trading policy is filed as Exhibit 19.1 to ENDRA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 31, 2026 (the “2025 Annual Report”). In addition, with regard to ENDRA’s trading in its own securities, it is ENDRA’s policy to comply with the federal securities laws and the applicable Nasdaq requirements.

Nasdaq Rule 5608 Clawback Policy

ENDRA has adopted an incentive-based compensation recovery policy as required by the rules of the Nasdaq Stock Market, which is filed as Exhibit 97 to ENDRA’s 2025 Annual Report.

MANAGEMENT FOLLOWING THE MERGER

Pursuant to the Merger Agreement, immediately after the Effective Time of the Merger, the Combined Company Board will be composed of seven members. The designees will be assigned to classes of the Combined Company Board. Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her earlier death, resignation, removal or termination. It is anticipated that each of ENDRA’s incumbent directors other than Mr. DiGiandomenico will resign from the ENDRA Board, and that each of ENDRA’s current executive officers will resign from his or her position, in each case effective upon the Closing of the Merger. It is expected that Messrs. DiGiandomenico, Maseko, Ryan and [●] will qualify as “independent” as such term is defined under Nasdaq Listing Rule 5605.

The following table lists the names, ages and positions of the individuals who are expected to serve as directors and executive officers of the Combined Company upon consummation of the Merger:

Name	Age	Position
Executive Officers
Paul Mann	50	Chief Executive Officer and Chairman of the Board
Jeremy Patullo	43	Chief Financial Officer
Nick Mitchell	47	Chief Operating Officer

Non-Employee Directors
Anthony DiGiandomenico	59	Director
Sipho N. Maseko	58	Director
Robert Ryan	58	Director
[●]	[●]	Director
[●]	[●]	Director
[●]	[●]	Director

Executive Officers

Paul Mann is expected to serve as the Chief Executive Officer of the Combined Company and as the Chairman of the Combined Company Board. Paul E. Mann co-founded ASP Isotopes in September 2021 and has served as its Chairman and Chief Executive Officer and a member of its Board since incorporation. Effective October 1, 2025, Mr. Mann was appointed as Executive Chairman of ASP Isotopes and began taking a temporary leave of absence from his Chief Executive Officer duties for health reasons. Effective January 19, 2026, Mr. Mann resumed his role as ASP Isotopes’ Chief Executive Officer and continued as Executive Chairman. Mr. Mann also served as ASP Isotopes’ Chief Financial Officer until September 2022. Prior to ASP Isotopes, Mr. Mann was Chief Financial Officer of PolarityTE, Inc. (Nasdaq: PTE), a biotechnology company, from June 2018 until April 2020. Prior to that, he was responsible for Healthcare investments at DSAM Partners LLC, a global hedge fund. Earlier in his career, he was a portfolio manager at Highbridge Capital where he managed investments in healthcare and biotechnology. Prior to Highbridge Capital, from August 2013 to March 2016, he worked at Soros Fund Management where he was responsible for billions of dollars of investments in healthcare and chemicals companies. During his career as a healthcare and chemicals investor, Mr. Mann has helped create and fund numerous early stage and start-up companies. Prior to moving to the buy-side, Mr. Mann spent 11 years as a sell-side analyst at Morgan Stanley and Deutsche Bank. He co-managed the healthcare research team at Morgan Stanley, one of the top ranked teams in Institutional Investor, Greenwich and Reuters. He was also corporate broker to over half the UK Pharmaceutical Companies. Mr. Mann started his career as a research scientist at Procter and Gamble and he is named as the inventor of numerous skin creams in the Oil of Olay range of cosmetics. Between 2000 and 2023 he was a nonexecutive, independent director at Abeona Therapeutics (NASDAQ: ABEO), where he was the chair of the audit committee, and he is currently a director at Healthtech Solution Inc. (OTC: HLTT), where he is chairman of the board and serves on the audit committee. He was the co-founder and Chairman of Varian Biopharma, a private biotechnology company focused on precision oncology until its sale in 2023. Mr. Mann has an MA (Cantab) and an MEng from Cambridge University, UK where he studied Natural Sciences and Chemical Engineering and he is a CFA charter holder.

Mr. Mann’s detailed knowledge and unique perspective and insights as a founder, as well as his prior experience in high-level executive positions at other public companies and extensive experience managing investments in healthcare, biotechnology and chemicals companies, qualify him to serve on the Combined Company Board and position him well to serve as the Combined Company’s Chief Executive Officer.

Jeremy Patullo is expected to serve as the Chief Financial Officer of the Combined Company. Mr. Patullo has served as the Chief Financial Officer of Renergen since August 2026. From April 2024 to February 2026, Mr. Patullo served as Chief Financial Officer of The HMC Group, a private equity-backed regional aviation, tourism, and hospitality group based in Perth, Australia. In this role, Mr. Patullo served as a strategic partner to the Managing Director, leading finance, planning, capital management, and governance across a diversified portfolio of operating businesses. From December 2019 to August 2023, Mr. Patullo served as Chief Financial Officer of Anglo Tunisian Oil & Gas Ltd., a privately owned oil and gas exploration and production group with operations in the United Kingdom, Tunisia, and Barbados. In this capacity, Mr. Patullo directed all group finance, human resources, information technology, and compliance functions across multiple jurisdictions. From August 2018 to December 2019, he served as Director of Finance of Anglo African Oil & Gas PLC, a United Kingdom AIM-listed oil and gas exploration company with operations in the Republic of Congo. From June 2016 to July 2018, Mr. Patullo served as a finance subject matter expert on the Tengizchevroil LLP Future Growth Project, a joint venture majority-owned by Chevron Corporation (NYSE: CVX). Mr. Patullo holds a Bachelor of Commerce in Finance, Accounting, and Business Law from the University of Western Australia and is a Certified Practicing Accountant (CPA Australia).

We believe that Mr. Patullo’s financial expertise, senior executive experience and knowledge of the LNG markets qualify him to serve as the Combined Company’s Chief Financial Officer.

Nick Mitchell is expected to serve as the Chief Operating Officer of the Combined Company. Mr. Mitchell has served as the Chief Operating Officer and a member of the Board of Directors of Renergen since November 2015. Mr. Mitchell has also served as a director of Tetra4 since July 2013. Since March 2017, Mr. Mitchell has chaired the Oil and Natural Gas Producers Association of South Africa (ONPASA), and he has been a Trustee of the South African Oil and Gas industries Upstream Training Trust (UTT) since December 2020, contributing to industry leadership, policy development and youth skills and knowledge development. Mr. Mitchell brings extensive expertise in operations management, commercial development, and strategic risk management. Mr. Mitchell qualified as a Microsoft Certified Systems Engineer and was also A+ Certified.

Mr. Mitchell’s extensive experience with the operational activities and strategic direction of the Virginia Gas Project and his entrepreneurial vision in transforming Tetra4 from a stranded gas asset into a world-class helium and natural gas reserve following its acquisition in 2013 qualify him to serve as the Combined Company’s Chief Operating Officer.

Non-Executive Directors

Anthony DiGiandomenico is expected to serve as a director of the Combined Company. Prior to the Merger, Mr. DiGiandomenico also serves as a director on the ENDRA Board. A co-founder of MDB Capital Group LLC, Mr. DiGiandomenico focuses on corporate finance and capital formation for growth-oriented companies. He has participated in all areas of corporate finance including private capital, public offerings, PIPEs, business consulting and strategic planning, and mergers and acquisitions. Mr. DiGiandomenico has also worked on a wide range of transactions for growth-oriented companies in biotechnology, nutritional supplements, manufacturing and entertainment industries. Prior to forming MDB Capital Group LLC in 1997, Mr. DiGiandomenico served as President and CEO of the Digian Company, a real estate development company. Mr. DiGiandomenico has also served on the board of directors of Cue Biopharma, Inc., an immunotherapy company, and on the board of directors of Provention Bio, Inc., a clinical-stage biopharmaceutical company. Mr. DiGiandomenico holds an MBA from the Haas School of Business at the University of California, Berkeley and a BS in Finance from the University of Colorado.

Mr. DiGiandomenico’s financial expertise, general business acumen and significant executive leadership experience position him well to make valuable contributions to the Combined Company Board.

Sipho N. Maseko is expected to serve as a director of the Combined Company. In addition, Mr. Maseko also serves as a director on ASP Isotopes’ board of directors. Mr. Maseko is an experienced executive and serves as a director and advisor to a number of companies. Since March 2024 Mr. Maseko has served as an independent non-executive director of KAP Limited, a South African diversified industrial group consisting of industrial, chemical and logistics businesses, and since June 2023 Mr. Maseko has served as an independent non-executive director of Shoprite Holdings Ltd, Africa’s largest retail group. Mr. Maseko previously served as Chief Executive Officer of Telkom SA SOC Ltd, a South African wireline and wireless telecommunications provider, from April 2013 to June 2022. Prior to joining Telkom, Mr. Maseko served as Managing Director of Vodacom SA and Group Chief Operating Officer of Vodacom after serving almost 14 years at BP Africa Limited where he held a number of senior positions, including Chief Executive Officer and Chief Operating Officer for BP Downstream activities. Mr. Maseko joined BP in 1997 after being with Werksmans Attorneys and the Financial Services Board. Mr. Maseko received a bachelor’s degree from the University of the Witwatersrand and a law degree (LLB) from the University of KwaZulu-Natal.

Mr. Maseko’s extensive relevant experience in senior management roles, his financial expertise and knowledge of the market and regulatory landscape in South Africa position him well to make valuable contributions to the Combined Company Board.

Robert Ryan is expected to serve as a director of the Combined Company. In addition, Mr. Ryan also serves as a director on ASP Isotopes’ board of directors. Mr. Ryan is a private investor with more than 30 years’ experience in investment banking, private equity and international financial law. Mr. Ryan was a partner of Balbec Capital LP from January 2019 to July 2023 and a managing director of Balbec Capital LP from January 2013 to January 2019. Prior to joining Balbec Capital LP, Mr. Ryan was associated with a number of international investment banks. Mr. Ryan started his career as a solicitor at a leading U.K. multinational law firm. Mr. Ryan received a LL.B. degree from the University of Leicester.

The Board believes that Mr. Ryan’s significant board experience and financial expertise will contribute to the Combined Company Board’s understanding and ability to analyze complex issues, particularly as the Combined Company looks to grow its business, and qualifies him to serve on the Combined Company Board.

Family Relationships

There are not expected to be any familial relationships among the Combined Company’s directors and executive officers.

Arrangements for Election of Directors

Pursuant to the Merger Agreement, immediately following the Merger, the Combined Company Board will be composed of seven members, of which (i) one is to be the CEO Director, (ii) five are to be the Noble Directors and (iii) one is to be the ENDRA Director. Mr. Mann has been designated as the CEO Director. Messrs. Maseko, Ryan, [●], [●] and [●] have been designated as the Noble Directors and Mr. DiGiandomenico has been designated as the ENDRA Director.

Director Independence; Controlled Company Exemption

Because the ASP Isotopes will hold a majority of the voting power of the Combined Company Common Stock outstanding following the completion of the Merger, the Combined Company will be a “controlled company” under Nasdaq listing rules. As a controlled company, the Combined Company will be exempt from certain Nasdaq governance requirements that would otherwise apply to the composition and function of the Combined Company Board, and it intends to avail itself of such exemptions, in whole or in part, for so long as ASP Isotopes continues to hold a majority of the outstanding shares of the outstanding Combined Company Common Stock. For example, the Combined Company will not be required to comply with certain rules that would otherwise require, among other things, (i) the Combined Company Board to have a majority of independent directors, (ii) the compensation of the Combined Company’s executive officers to be determined by a majority of the independent directors or a committee of independent directors, and (iii) director nominees to be selected or recommended either by a majority of the independent directors or a committee of independent directors.

For at least some period following the Closing of the Merger, the Combined Company intends to utilize all of the exemptions available to controlled companies. If at any time the Combined Company ceases to be a controlled company, the Combined Company will take all action necessary to comply with the listing rules of Nasdaq, including appointing a majority of independent directors to the Combined Company Board and ensuring the Combined Company’s compensation committee and nominating and corporate governance committee are each composed entirely of independent directors, subject to any permitted “phase-in” periods.

If the Combined Company ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, the Combined Company will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, the Combined Company may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

The Board’s Risk Oversight Role

Upon the consummation of the Merger, one of the key functions of the Combined Company Board will be informed oversight of the post-combination company’s risk management process. The Combined Company Board may in the future form a standing risk management committee; however, until any such committee is formed, the Combined Company Board will administer this oversight function directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. For example, the Combined Company’s audit committee will be responsible for overseeing the management of risks associated with the Combined Company’s financial reporting, accounting, and auditing matters, and the Combined Company’s compensation committee will oversee the management of risks associated with the Combined Company’s compensation policies and programs.

Committees of the Board of Directors

Upon the consummation of the Merger, the Combined Company Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The Combined Company Board may establish other committees to facilitate the management of the Combined Company’s business. Each committee of the Combined Company Board will have a written charter approved by the Combined Company Board. Upon the consummation of the Merger, copies of each charter will be posted on the Combined Company’s website. Members will serve on these committees until their resignation or until otherwise determined by the Combined Company Board. The expected composition of each committee following the Merger is set forth below.

Audit Committee

Upon the consummation of the Merger, the members of the Combined Company audit committee are expected to be [●], [●] and [●], each of whom are independent directors and are “financially literate” as defined under Nasdaq listing rules and the rules and regulations of the SEC. [●] is expected to be the chair of the audit committee. [●] and [●] each qualify as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq. It is expected that the Combined Company Board will determine that [●] is an “independent director” as defined in the Nasdaq listing standards and the rules and regulations of the SEC.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in the Combined Company’s annual proxy statement and to assist the Combined Company Board in overseeing and monitoring (i) the quality and integrity of the financial statements, (ii) compliance with legal and regulatory requirements, (iii) the Combined Company independent registered public accounting firm’s qualifications and independence, (iv) the performance of the Combined Company’s internal audit function, if any, and (v) the performance of the Combined Company’s independent registered public accounting firm.

Compensation Committee

Upon the consummation of the Merger, the members of the Combined Company compensation committee are expected to be [●], [●], [●] and [●]. [●] is expected to be the chair of the compensation committee. The Combined Company’s compensation committee will assist the Combined Company Board in discharging certain of the Combined Company’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to the Combined Company’s compensation programs.

Nominating and Corporate Governance Committee

Upon the consummation of the Merger, the members of the Combined Company’s nominating and corporate governance committee are expected to be [●], [●] and [●]. [●] is expected to be the chair of the nominating and corporate governance committee. The Combined Company’s nominating and corporate governance committee will assist the Combined Company’s Board with its oversight of and identification of individuals qualified to become members of the Combined Company’s Board, consistent with criteria approved by the Combined Company’s Board, and will select, or recommend that the Combined Company’s Board select, director nominees, develop and recommend to the Combined Company’s Board a set of corporate governance guidelines and oversee the evaluation of the Combined Company’s Board.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Upon the consummation of the Merger, the Combined Company Board intends to adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and its policies and standards relating to board leadership structure and other matters.

Upon the consummation of the Merger, the Combined Company Board will adopt a new Code of Business Conduct and Ethics for the Combined Company’s directors, officers, employees and certain affiliates following the Merger in accordance with applicable federal securities laws, a copy of which will be available on the Combined Company’s website at [●]. The Combined Company will make a printed copy of the Code of Business Conduct and Ethics available to any stockholder who so requests. Following the Merger, requests for a printed copy may be directed to [●] at [●].

The Combined Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of its Code of Business Conduct and Ethics that apply to the Combined Company’s principal executive officer, principal financial officer and principal accounting officer by posting the required information on the Combined Company’s website at [●]. The information on this website is not part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Combined Company’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Combined Company Board or compensation committee.

ENDRA EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

ENDRA’s compensation philosophy is to offer its executive officers compensation and benefits that are competitive and meet its goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve ENDRA’s financial and strategic objectives and create long-term value for its stockholders. ENDRA believes the levels of compensation it provides should be competitive, reasonable and appropriate for its business needs and circumstances. The ENDRA Board uses benchmark compensation studies in determining compensation elements and levels. The principal elements of ENDRA’s executive compensation program have to date included base salary, annual bonus opportunity and long-term equity compensation in the form of restricted stock units and stock options. ENDRA believes successful long-term Company performance is more critical to enhancing stockholder value than short-term results. For this reason and to conserve cash and better align the interests of management and ENDRA’s stockholders, ENDRA emphasizes long-term performance-based equity compensation over base annual salaries.

The following table sets forth information concerning the compensation earned by the individual that served as ENDRA’s principal executive officer during 2025, ENDRA’s most highly compensated executive officer other than the individual who served as ENDRA’s principal executive officer during 2025, and one additional individual for whom disclosure would have been provided but for the fact that such individual was not serving as an executive officer at the end of the last completed fiscal year (collectively, the “named executive officers”):

2025 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards (1)	Options Awards ($) (2)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Alexander Tokman (4)	2025	300,000	90,724	—	—	—		390,724
Chief Executive Officer (since August 13, 2024)	2024	114,231	—	954	—	100,000		215,185
Michael Thornton (5)	2025	221,726	—	—	—	—		221,726
Former Chief Technology Officer	2024	221,690	—	—	—	392	(3)	222,082
Richard Jacroux (6)	2025	133,355	45,364	—	—	—		178,719
Chief Financial Officer (since August 8, 2024)	2024	95,900	—	—	—	—		95,900

(1)
2025 Stock Awards reflects PRSU awards with aggregate grant date fair value of $90,724 for Mr. Tokman and $45,364 for Mr. Jacroux, which vest subject to the achievement of performance criteria related to certain clinical milestones. The aggregate grant date fair value was calculated assuming 100% achievement of the performance criteria.
(2)
The amounts shown in this column indicate the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see notes 2 and 8 to the financial statements included in proxy statement/prospectus. The shares underlying these option awards vest and become exercisable in three equal annual installments beginning on the first anniversary of their respective grant dates.
(3)
Represents insurance premiums paid by ENDRA with respect to life insurance for the benefit of the named executive officer.
(4)
Prior to appointment as Chief Executive Officer, Mr. Tokman served on the ENDRA Board and provided consulting services to ENDRA. As a Board member, in January 2024, he was awarded an annual option grant to purchase 600 shares with a per share exercise price of $1.59. This grant was subject to adjustment due to ENDRA’s August 2024 Reverse Stock Split and the November 2024 Reverse Stock Split. After adjustment, this grant is for 1 share with a per share exercise price of $2,782.50. The amount shown above, $954, indicates the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718. Board fees and consulting fees paid to Mr. Tokman in 2024 total $25,000 and $75,000, respectively, and are included in All Other Compensation.
(5)
Mr. Thornton was paid in Canadian Dollars. This figure is calculated using an average exchange rate of 1.3702 Canadian Dollars to US Dollars.
(6)
ENDRA contracts with Impact Solve, LLC (dba Impact Solutions) for Mr. Jacroux’s services. Mr. Jacroux began performing services for ENDRA prior to his appointment as Chief Financial Officer in March 2024 and was paid $36,600 for those services, which is included in the total above. Does not include $18,693 of fees paid to IS Bookkeeping & Payroll, a division of Impact Solutions, of which Mr. Jacroux is the founder, in respect of services provided by employees of Impact Solutions other than Mr. Jacroux.

ENDRA’s Employment Agreements and Change of Control Arrangements

The following is a summary of the employment arrangements with ENDRA’s named executive officers.

Alexander Tokman. Effective August 13, 2024, Mr. Tokman and ENDRA entered into an employment agreement, (the “Employment Agreement”). Mr. Tokman’s employment with ENDRA is “at will” and may be terminated by him or ENDRA at any time and for any reason. Pursuant to the Employment Agreement, Mr. Tokman receives an annual base salary of $300,000, subject to adjustment at the Board’s discretion. Mr. Tokman is also eligible for an annual cash bonus based upon the achievement of performance-based objectives established by the Board. Additionally, Mr. Tokman is eligible to participate in ENDRA’s health and welfare programs and 401(k) plan, and other benefit programs on the same basis as other employees.

Under the Employment Agreement, Mr. Tokman will be entitled to receive the following severance payments and benefits upon a termination of his employment by ENDRA without “cause” (as defined in ENDRA’s 2016 Omnibus Incentive Plan) or by Mr. Tokman for “good reason” (as defined in the Employment Agreement), and subject to Mr. Tokman’s execution and nonrevocation of a standard release in favor of ENDRA: (i) 12 months continuation of Mr. Tokman’s annual base salary (increased to 24 months in the event that the termination occurs within one year following a Change in Control (as defined in in ENDRA’s 2016 Omnibus Incentive Plan)); and (ii) a lump sum payment equal to 12 months of COBRA premiums based on the terms of Company’s group health plan for the coverage option in effect at the time of the termination (increased to 24 months in the event that the termination occurs within one year following a Change in Control).

Michael Thornton - ENDRA had an employment agreement with Michael Thornton, ENDRA’s former Chief Technology Officer, dated May 12, 2017, as amended December 27, 2019. The employment agreement provided for an annual base salary that is subject to adjustment at the board of directors’ discretion. Effective January 1, 2022, the Compensation Committee increased Mr. Thornton’s annual salary to $324,000. Under the employment agreement, Mr. Thornton was eligible for an annual cash bonus based upon achievement of performance-based objectives established by the board of directors. Under this employment agreement, Mr. Thornton was eligible to receive benefits that are substantially similar to those of ENDRA’s other senior executive officers. On November 28, 2025, ENDRA entered into a Consulting Agreement with Mr. Thornton (the “Consulting Agreement”), in connection with which Mr. Thornton resigned as ENDRA’s Chief Technology Officer. Pursuant to the Consulting Agreement, Mr. Thornton provides commercialization services and certain deliverables to ENDRA, as may be requested by ENDRA from time to time, and ENDRA pays Mr. Thornton at a rate of (i) $150 per hour for the first five hours per calendar week and (ii) $100 per hour for any hours in excess of five hours per calendar week. The Consulting Agreement provides that all of Mr. Thornton’s outstanding Options and Restricted Stock Units (each term as defined in ENDRA’s 2016 Omnibus Incentive Plan) shall remain outstanding and continue to vest in accordance with their terms for so long as Mr. Thornton is providing services under the Consulting Agreement. The Consulting Agreement has an indefinite term and may be cancelled by either party with 15 days’ notice to the other party.

Richard Jacroux. On August 7, 2024, the ENDRA Board appointed Richard Jacroux as Chief Financial Officer. Mr. Jacroux works in a part-time capacity for ENDRA through Impact Solutions pursuant to an Advisory Services Agreement dated November 28, 2025 (the “Advisory Services Agreement”). The Advisory Services Agreement provides for services (the “Services”) to be provided to ENDRA by Mr. Jacroux pursuant to work orders to be agreed upon by Mr. Jacroux and ENDRA from time to time. The Advisory Services Agreement provides that ENDRA shall reimburse Impact Solutions for reasonable travel and any additional expenses that the parties may agree to in writing in advance. Fees for the Services will be set forth in each applicable work order agreed to in advance by ENDRA and Impact Solutions. The initial work order, effective as of the date of the Advisory Services Agreement, provides for Mr. Jacroux to serve as ENDRA’s Principal Financial Officer and Principal Accounting Officer for an initial discounted base fee of $8,650 per month and at a rate of $124.70 per hour for hours beyond 16 per week, subject to an increase to a base fee of $10,800 per month and a rate of $156.00 per hour for hours beyond 16 per week effective January 1, 2026. The Advisory Services Agreement includes customary non-solicitation provisions, confidentiality provisions and representations and warranties included in similar agreements.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table provides information regarding equity awards held by the named executive officers as of December 31, 2025.

	Stock Awards			Option Awards
	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Alexander Tokman				—			173,250	1/2/2026
Chief Executive Officer				1			108,150	3/25/2029
				—			92,400	4/5/2031
				—			66,500	1/2/2030
				2			31,500	12/11/2029
				—			28,000	1/4/2031
				—			25,900	1/3/2032
				3	—	(1)	13,300	3/28/2032
				3	2	(2)	7,035	1/30/2033
				—			2,782.50	1/2/2034
	26,921	90,724	(3)
Michael Thornton				3			78,750	12/13/2026
Former Chief Technology				16			31,500	6/6/2027
Officer				1			92,400	6/6/2027
				8			92,400	6/6/2027
				19	—	(1)	13,300	6/6/2027
				25	—	(2)	7,035	6/6/2027
Richard Jacroux	13,461	45,364	(4)	—	—		—	—
Chief Financial Officer

(1)
Represents unvested portion of stock option award which vests in three equal annual installments beginning on March 28, 2022.
(2)
Represents unvested portion of stock option award which vests in three equal annual installments beginning on January 30, 2023.
(3)
2025 Stock Awards includes PRSU awards with aggregate grant date fair value of $90,724, which vest subject to the achievement of performance criteria related to certain clinical milestones. The aggregate grant date fair value was calculated assuming 100% achievement of the performance criteria. The award was subsequently modified in 2026 to provide for vesting based on continued employment through the earlier of the one year anniversary of the grant date or a Change in Control (as defined in ENDRA’s 2016 Omnibus Incentive Plan).
(4)
2025 Stock Awards includes PRSU awards with aggregate grant date fair value of $45,364, which vest subject to the achievement of performance criteria related to certain clinical milestones. The aggregate grant date fair value was calculated assuming 100% achievement of the performance criteria. The award was subsequently modified in 2026 to provide for vesting based on continued employment through the earlier of the one year anniversary of the grant date or a Change in Control (as defined in ENDRA’s 2016 Omnibus Incentive Plan).

Equity Compensation Plan Table

The following table presents information on ENDRA’s equity compensation plans as of December 31, 2025. All outstanding awards relate to ENDRA’s common stock.

	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)		(b)	(c)
Equity compensation plans approved by security holders	216	(1)	$30,862.14	3,048,799	(2)
Equity compensation plans not approved by security holders	—		—	—
Total	216		$30,862.14	3,048,799

(1)
Consists of outstanding stock options exercisable for shares of common stock issued under the 2016 Plan.
(2)
Pursuant to the Omnibus Plan Amendment, the number of shares available for future issuance under the 2016 Plan was 3,048,799 shares.

Director Compensation

Effective January 30, 2023, ENDRA adopted a non-employee director compensation policy (the “Compensation Policy”) pursuant to which each of its non-employee directors receives, upon his or her initial election to the Board of Directors, a stock option exercisable for 2,500 shares of common stock with a per share exercise price equal to the closing price of the common stock on the Nasdaq on the grant date. All such stock options vest in three equal annual installments beginning on the one-year anniversary of the grant date. Under the Compensation Policy, on the first trading day of each calendar year, each non-employee director is awarded a stock option exercisable for 600 shares of common stock, with a per share exercise price equal to the closing price of the common stock on the Nasdaq on the grant date, which becomes exercisable in three equal annual installments beginning on the first anniversary of the grant date. Additionally, pursuant to the Compensation Policy, each non-employee director is paid an annual cash retainer of $40,000, prorated for partial years of service and paid quarterly in arrears. ENDRA did not issue the annual stock option awards in January 2025 as the Board of Directors intends to update the Compensation Policy. Rather, in 2025, each non-employee member of the Board was awarded 5,384 restricted stock units at a valuation of $18,144.

The following table sets forth information with respect to compensation earned by or awarded to each of ENDRA’s non-employee directors who served on the Board of Directors during the fiscal year ended December 31, 2025:

Name	Fees Earned or Paid in Cash ($)	Option & RSU Awards ($) (1)(2)	All Other Compensation ($)	Total ($)
Anthony DiGiandomenico	40,000	18,144	—	58,144
Michael Harsh	40,000	18,144	—	58,144
Louis Basenese	40,000	18,144	—	58,144

(1)
The following table shows the number of shares subject to outstanding option awards held by each non-employee director as of December 31, 2025:

Name	Shares Subject to Outstanding Option Awards
Louis Basenese	7
Anthony DiGiandomenico	11
Michael Harsh	11

(2)
In 2025, non-employee members of the Board were awarded 5,384 restricted stock units each at a valuation of $18,144 per board member.

Policy for Review of Related Person Transactions

The ENDRA Board has adopted a written policy with regard to related person transactions, which sets forth its procedures and standards for the review, approval or ratification of any transaction required to be reported in its filings with the SEC or in which one of its executive officers or directors has a direct or indirect material financial interest, with limited exceptions. ENDRA’s policy is that the Corporate Governance and Nominating Committee shall review the material facts of all related person transactions (as defined in the related person transaction approval policy) and either approve or disapprove of the entry into any related person transaction. In the event that obtaining the advance approval of the Corporate Governance and Nominating Committee is not feasible, the Corporate Governance and Nominating Committee shall consider the related person transaction and, if the Corporate Governance and Nominating Committee determines it to be appropriate, may ratify the related person transaction. In determining whether to approve or ratify a related person transaction, the Corporate Governance and Nominating Committee will take into account, among other factors it deems appropriate, whether the related person transaction is on terms comparable to those available from an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

ENDRA’s Related Person Transactions

SEC regulations define the related person transactions that require disclosure to include any transaction, arrangement or relationship in which the amount involved exceeds the lesser of (a) $120,000 or (b) one percent of the average of ENDRA’s total assets at year-end for the last two completed fiscal years in which it was or is to be a participant and in which a related person had or will have a direct or indirect material interest. A related person is: (i) an executive officer, director or director nominee of ENDRA, (ii) a beneficial owner of more than 5% of any class of ENDRA’s voting securities, (iii) an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of any class of ENDRA’s voting securities, or (iv) any entity that is owned or controlled by any of the foregoing persons or in which any of the foregoing persons has a substantial ownership interest or control.

Other than as set forth below, since January 1, 2024, ENDRA has not participated in any such related party transaction.

On March 24, 2024, ENDRA entered into an agreement for consulting services with Impact Solve, LLC (dba Impact Solutions), an accounting and chief financial officer service firm, controlled by Richard Jacroux. Mr. Jacroux works in a part-time capacity for ENDRA through Impact Solutions. ENDRA pays Impact Solutions a base monthly fee of $8,650 plus expenses in respect of his services to ENDRA, and hours worked in excess of 20 per week are paid at a rate of $150 per hour.

In October 2025, ENDRA conducted a private placement offering in which ENDRA sold 70,822 shares of common stock and warrants exercisable for 141,644 shares of common stock to Anthony DiGiandomenico at a combined price of $7.06 per share and two warrants

RENERGEN EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

This section discusses the material elements of compensation awarded to, earned by or paid to Renergen’s principal executive officer and its two most highly compensated executive officers (other than its principal executive officer) who are also expected to serve as executive officers of the Combined Company following the Merger. These individuals are referred to as “named executive officers.” Because Renergen only had one executive officer that served during the year ended December 31, 2025 that is also expected to serve as an executive officer of the Combined Company following the Merger, Renergen’s named executive officer for the year ended December 31, 2025 was Nicholas Mitchell, Renergen’s Chief Operating Officer.

In addition, as Chief Executive Officer of ASP Isotopes, Paul Mann devotes a portion of his time to Renergen. Mr. Mann receives compensation pursuant to his employment agreement with ASP Isotopes, but is not an employee of Renergen. Mr. Mann is expected to become the Chief Executive Officer of the Combined Company upon the Closing, and is expected to receive compensation for his services pursuant to the Shared Services Agreement. Under the Shared Services Agreement, the Combined Company is expected to reimburse ASP Isotopes based on the percentage of time Mr. Mann dedicates to serving as the Chief Executive Officer of the Combined Company.

This section provides an overview of Renergen’s executive compensation arrangements with its named executive officers, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section may contain forward-looking statements that are based on Renergen’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs adopted following the completion of the Merger may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents information regarding the compensation earned or received by Renergen’s named executive officer for services rendered during the year ended December 31, 2025.

Name and Principal Position	Fiscal Year	Base Salary ($)(1)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Nicholas Mitchell	2025	$378,000	$—	$—	$—	$378,000

(1)
Amounts have been converted to U.S. dollars using an exchange rate of ZAR$1:USD$0.055909, being the average daily rate of exchange for conversion of South African Rand into U.S. dollars for the year ended December 31, 2025.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Nicholas Mitchell

On October 26, 2015, Renergen entered into an employment agreement with Nicholas Mitchell to serve as Chief Operating Officer and a managing director Renergen (the “Prior Mitchell Employment Agreement”). Under the terms of the Prior Mitchell Employment Agreement, Mr. Mitchell was entitled to receive a total cost-to-company package of ZAR R1,800,000 per year, payable in monthly installments. In the year ended December 31, 2025, Mr. Mitchell received R6,760,986.60 or $378,000 U.S. dollars as compensation for his services. In addition, Mr. Mitchell is entitled to receive incentive pay as determined from time to time based on performance. The Prior Mitchell Employment Agreement could be terminated by either party upon four weeks’ notice to the other party. Renergen retained the right to summarily terminate the agreement without notice in instances where such termination would be justified under South African common law. The Prior Mitchell Employment Agreement also contained customary confidentiality provisions.

On September 22, 2026, Renergen entered into a new a letter of appointment and conditions of employment with Mr. Mitchell, pursuant to which Mr. Mitchell will continue to serve as the Chief Operating Officer of Renergen (the “Mitchell Employment Agreement”). The Mitchell Employment Agreement replaced and superceded the Prior Mitchell Employment Agreement in its entirety. The Mitchell Employment Agreement provides that Mr. Mitchell’s annualized base salary will be $425,000 per year, less applicable deductions, which shall be reviewed annually at the Company’s discretion. Further, Mr. Mitchell will be eligible to receive an annual bonus with a target amount of fifty percent (50%) of his base salary, with the amount of such bonus determined by the board of directors of Renergen, subject to approval of the compensation committee or the board of directors of ASP Isotopes. The annual bonus may be paid in a mixture of cash and common stock, subject to the approval of the compensation committee or the board of directors of ASP Isotopes in its discretion. Mr. Mitchell will also be eligible to participate in any equity-based incentive compensation plan adopted by Renergen or an affiliated company, including ASP Isotopes.

Pursuant to the Mitchell Employment Agreement, in the event that Mr. Mitchell’s employment is terminated by Renergen without “Cause” (as defined in the Mitchell Employment Agreement) or by Mr. Mitchell for “Good Reason” (as defined in the Mitchell Employment Agreement), in either case after the first twelve (12) months of employment following the effective date of the Mitchell Employment Agreement, and provided that Mr. Mitchell executes and delivers to the Renergen an effective release of claims, Mr. Mitchell (or his estate, in the event of death) will be entitled to receive the following severance benefits: (i) accelerated vesting of all unvested share awards granted prior to the effective date of termination, and with respect to any such share awards that are options, such options shall remain exercisable until the earlier of one year following termination or the original term of the option; and (ii) continued payment by the Renergen of monthly premiums for health benefits under any health benefit plans in which Mr. Mitchell was a participant immediately prior to his last date of employment for a period of 120 days following the effective date of termination, or, in the event such benefit plans or applicable law do not permit such coverage, cash in lieu of the cost of such coverage. In the event the Renergen terminates Mr. Mitchell’s employment without Cause during the first 12 months of employment, Mr. Mitchell will be entitled to receive only the Accrued Obligations (as defined in the Mitchell Employment Agreement).

The Mitchell Employment Agreement also contains customary provisions relating to, among other things, confidentiality, non-competition, non-solicitation, intellectual property and trade secrets.

Patullo Employment Agreement

On August 18, 2026, Noble Africa entered into an executive employment agreement with Jeremy Patullo (the “Patullo Employment Agreement”), pursuant to which Mr. Patullo will serve as the Chief Financial Officer of Noble Africa. The Patullo Employment Agreement provides that Mr. Patullo’s annual base salary will be GBP 200,000, payable in equal monthly installments, less any deductions required by law, which may be adjusted annually as determined by the board of directors of Noble Africa, subject to the approval of the ASP Isotopes Board. Mr. Patullo will be eligible to receive equity awards from time to time under the equity incentive plans of ASP Isotopes. Pursuant to the Patullo Employment Agreement and subject to approval by the ASP Isotopes Board of Directors, Mr. Patullo is entitled to receive an option to purchase 30,000 shares of common stock of ASP Isotopes under the ASP Isotopes Inc. 2025 Inducement Equity Incentive Plan, vesting in eight equal semi-annual installments over a four-year period.

Mr. Patullo will also be eligible to receive a discretionary annual cash bonus of up to 40% of his base salary to be determined at the sole discretion of Noble Africa, subject to Mr. Patullo remaining continuously employed with Noble Africa. Mr. Patullo is also entitled to reimbursement of reasonable business expenses, participation in the group personal pension scheme, and other customary employment benefits, including private medical insurance, dental insurance, life assurance, permanent health insurance, and paid time off.

The Patullo Employment Agreement may be terminated (i) by Mr. Patullo upon not less than two months’ written notice to Noble Africa, (ii) by Noble Africa upon not less than two months’ written notice to Mr. Patullo for a reason other than “Cause” (as defined in the Patullo Employment Agreement), or (iii) by Noble Africa immediately upon written notice for Cause.

Pursuant to the Patullo Employment Agreement, in the event that Mr. Patullo’s employment is terminated by Noble Africa without Cause or by Mr. Patullo for “Good Reason” (as defined in the Patullo Employment Agreement), and Mr. Patullo executes and does not revoke a general release of claims provided by Noble Africa, Mr. Patullo will be entitled to receive: (i) any earned but unpaid annual bonus for a prior completed year; (ii) a pro-rated annual bonus for the year of termination, in an amount determined by the board of directors of Noble Africa and the board of directors of ASP Isotopes based on performance to date; (iii) any ASP Isotopes equity incentive plan awards that are earned and vested as of the date of termination; (iv) continued payment of an amount equal to his base salary for a period of 120 days following the date of termination; and (v) full vesting of any unvested ASP Isotopes equity incentive plan awards, and, with respect to any such awards that are options, an exercise period of the earlier of one year after the date of termination or the original term of the option. In addition, in the event of termination due to Mr. Patullo’s death or disability, any unvested ASPI equity incentive plan awards shall become fully vested and exercisable as of the date of termination, with options subject to an exercise period of the earlier of one year after the date of termination or the original term of the option.

The Patullo Employment Agreement also contains customary provisions relating to, among other things, confidentiality, non-competition, non-solicitation, and non-interference.

Outstanding Equity Awards at 2025 Fiscal Year End

None.

Non-Employee Director Compensation Program

Renergen has not adopted a formal policy or plan to compensate its directors. Renergen’s directors received no additional compensation for their service as members of its board of directors during the year ended December 31, 2025.

The Combined Company Board expects to adopt a non-employee director compensation program (the “Director Compensation Policy”), which will become effective in connection with the completion of the Merger. The Director Compensation Policy will be designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company attract, retain, incentivize and reward non-employee directors who contribute to the long-term success of Combined Company. The Director Compensation Policy is expected to provide for an annual cash retainer for all non-employee directors, in addition to equity grants determined by the compensation committee and reimbursement for reasonable expenses incurred in connection with attending board and committee meetings. The board of directors of the Combined Company is expected to review non-employee director compensation periodically to ensure that non-employee director compensation remains competitive such that Combined Company is able to recruit and retain qualified non-employee directors. The amount and form of such compensation has not yet been determined.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

ENDRA Related Party Transactions

The following is a summary of transactions since January 1, 2023 to which ENDRA has been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of ENDRA’s total assets as of the end of the last two completed fiscal years and in which any of ENDRA’s directors, executive officers or holders of more than 5% of capital stock of ENDRA, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

ENDRA Offerings

On May 2, 2023, ENDRA conducted a public offering in which Anthony DiGiandomenico, a director of ENDRA, purchased 48 shares of ENDRA’s common stock and 24 warrants at the public offering price, for an aggregate purchase price of approximately $100,000.

In October 2025, ENDRA conducted a private placement offering in which ENDRA sold 70,822 shares of common stock and warrants exercisable for 141,644 shares of common stock to Anthony DiGiandomenico at a combined price of $7.06 per share and two warrants.

ENDRA Consulting Agreements

On October 17, 2023, ENDRA entered into a consulting agreement with one of its directors, Alex Tokman, pursuant to which Mr. Tokman provided commercialization services. Under the terms of the agreement, Mr. Tokman was compensated at a rate of $150 per hour for his services. In 2024, ENDRA paid Mr. Tokman $75,000 pursuant to the consulting agreement. On August 13, 2024, the consulting agreement was terminated when Mr. Tokman entered into an employment agreement to become ENDRA’s Chief Executive Officer.

On March 24, 2024, ENDRA entered into an agreement for consulting services with Impact Solve, LLC (dba Impact Solutions), an accounting and chief financial officer service firm, controlled by Richard Jacroux. Mr. Jacroux works in a part-time capacity for ENDRA through Impact Solutions. ENDRA pays Impact Solutions a base monthly fee of $8,650 plus expenses in respect of his services to ENDRA, and hours worked in excess of 20 per week are paid at a rate of $150 per hour.

Voting Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain stockholders of ENDRA holding an aggregate 268,395 of the outstanding shares of ENDRA common stock, which included one of the ENDRA’s directors, Anthony DiGiandomenico, entered into the Voting Agreements. The Voting Agreements provide that the stockholders of ENDRA shall appear for quorum purposes, vote their shares of common stock in favor of Proposal No. 1, 2, 3 and 4 described in this proxy statement/prospectus and vote against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect such proposals. The Voting Agreements also provide ENDRA with an irrevocable proxy to vote the shares of common stock covered by the Voting Agreements as required if a stockholder fails to do so.

ASP Isotopes Private Placement

On May 27, 2026, ENDRA entered into the Pre-Merger Purchase Agreement with ASP Isotopes, pursuant to which ENDRA agreed to sell and issue to ASP Isotopes in a private placement offering an aggregate of 578,387 shares of ENDRA common stock, and/or prefunded warrants in lieu thereof, and common warrants to purchase an aggregate of up to 1,156,774 shares of ENDRA common stock at a per share exercise price of $6.57. Each share of ENDRA common stock (or pre-funded warrant in lieu thereof) and accompanying common warrants were sold at a combined purchase price of $6.57. ENDRA has also granted certain registration rights to ASP Isotopes with respect to the shares of ENDRA common stock and the shares issuable upon the exercise of the pre-funded warrants and common warrants pursuant to the Pre-Merger Purchase Agreement.

Concurrently with the entry into the Pre-Merger Purchase Agreement, ENDRA and ASP Isotopes entered into a side letter agreement (the “Pre-Merger Side Letter Agreement”). Pursuant to the Pre-Merger Side Letter Agreement, upon the notification by ENDRA to ASP Isotopes (the “Company Decision Notification”) of any decision of ENDRA not to continue pursuing a definitive agreement with respect to a strategic alternative with one or more specific counterparties identified to ASP Isotopes (the “Potential Strategic Alternative”), ENDRA will pay to ASP Isotopes an amount equal to the purchase price less the fair market value of the shares of ENDRA common stock and/or pre-funded warrants purchased by ASP Isotopes pursuant to the Pre-Merger Purchase Agreement based, subject to certain exceptions, on a 10-day volume weighted average price of the shares determined at the time of such repayment (the “Payment Obligation”). Pursuant to the Pre-Merger Side Letter Agreement, until the earlier of the closing of the Potential Strategic Alternative or the payment of the Payment Obligation, ENDRA will maintain a cash balance equal to or greater than the purchase price in a segregated bank account, with spending of such cash balance subject to a deposit control agreement that is mutually acceptable to ENDRA and ASP Isotopes. ENDRA also agreed to provide ASP Isotopes with the right to designate one individual as an observer to the ENDRA Board, with customary board observer rights, subject to certain exceptions.

Renergen Related Party Transactions

The following is a summary of transactions since January 1, 2023 to which Renergen has been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of Renergen’s total assets as of the end of the last two completed fiscal years and in which any of Renergen’s directors, executive officers or holders of more than 5% of capital stock of Renergen, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Noble Investment

Certain of ASP Isotopes’ directors and officers are parties to the Noble Subscription Agreements, pursuant to which Noble Africa agreed to sell to the following directors and officers of ASP Isotopes Class A Units of Noble Africa in the amounts and for the aggregate purchase prices set forth below:

Subscriber	Position	Number of Units	Aggregate Purchase Price
Paul E. Mann	Chairman of the Board; Chief Executive Officer of ASP Isotopes	76,104	$500,003
Robert Ryan (through 525 Lavender GP Investments Ltd.)	Director of ASP Isotopes	15,221	$100,002
Robert Ainscow	Chief Operating Officer of ASP Isotopes	15,221	$100,002
Duncan Moore, Ph.D.	Director of ASP Isotopes	7,610	$49,998

On June 23, 2026, the disinterested members of ASP Isotopes board of directors approved the Noble Investment for purposes of Section 144(a) of the DGCL. Upon the closing of the Merger, certain of ASP Isotopes’ directors and executive officers will be entitled to receive the Merger Consideration for the securities of Noble Africa which they hold.

ASP Isotopes Term Loan Facility

Renergen is a party to the ASP Isotopes Term Loan Facility, dated May 19, 2025, by and between ASP Isotopes South Africa and ASP Isotopes, which, as amended, provides for an $80 million term loan facility. The ASP Isotopes Term Loan Facility accrues interest at the prime rate based on the publicly quoted basic rate of interest (per cent, per annum, compounded monthly in arrears and calculated on a 365-day year) from time to time published by FirstRand Bank Limited. The ASP Isotopes Term Loan Facility is unsecured and is repayable within 60 days following written demand by ASP Isotopes. Borrowings under the ASP Isotopes Term Loan Facility have been used to fund operating costs, debt service and capital expenditures. Outstanding borrowings under the ASP Isotopes Term Loan Facility were $56.8 million as of May 31, 2026. Related party expenses consisted of interest expense on the ASP Isotopes Term Loan Facility of approximately $4 million as of May 31, 2026. On September 29, 2026, the parties to the ASP Isotopes Term Loan Facility entered into a Fifth Addendum to the ASP Isotopes Term Loan Facility to increase the aggregate principal amount to $120 million.

At or prior to the Closing, the parties are expected to enter into a Sixth Addendum to the ASP Isotopes Term Loan Facility to further increase the aggregate principal amount under the ASP Isotopes Term Loan Facility, pursuant to which ASP Isotopes may provide loans to Renergen of up to $200 million.

Combined Company Transactions

ASP Isotopes as the Combined Company’s Controlling Stockholder

After the Merger, ASP Isotopes, as the Combined Company’s majority stockholder, will continue to have the power, acting alone, to approve any action requiring a vote of shares representing a majority of the combined voting power of both classes of the Combined Company Common Stock.

As long as ASP Isotopes continues to control a majority of the combined voting power of both classes of the Combined Company Common Stock, it will be able to exercise control over all matters requiring approval by the Combined Company’s stockholders, including the election of the Combined Company’s directors and approval of significant corporate transactions. ASP Isotopes’ controlling interest may discourage or prevent a change in control of the Combined Company that other holders of the Combined Company Common Stock may favor. ASP Isotopes is not subject to any contractual obligation to retain any of its Combined Company Common Stock, except for the lock-up restrictions contained in the ASP Isotopes Lock-Up Agreement.

Master Transaction Agreement

In connection with the Merger, it is expected that the Combined Company will enter into the Master Transaction Agreement with ASP Isotopes, which will contain key provisions relating to the Combined Company’s ongoing relationship with ASP Isotopes. For additional information regarding the Master Transaction Agreement, see the section titled “Agreements Related to the Merger – Master Transaction Agreement with ASP Isotopes” on page 118 of this proxy statement/prospectus.

Tax Sharing Agreement

In connection with the Merger, it is expected that the Combined Company will enter into the Tax Sharing Agreement with ASP Isotopes and its affiliates, which will govern the respective rights, responsibilities and obligations of ASP Isotopes and the Combined Company after the Merger with respect to certain tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. For additional information regarding the Tax Sharing Agreement, see the section titled “Agreements Related to the Merger – Tax Sharing Agreement with ASP Isotopes” on page 119 of this proxy statement/prospectus.

Administrative Services Agreements

In connection with the Merger, it is expected that the Combined Company will enter into the Shared Services Agreement and an Employee Matters Agreement with ASP Isotopes pursuant to which ASP Isotopes will provide the Combined Company with certain management and administrative services. For additional information regarding the Shared Services Agreement and the Employee Matters Agreement, see the section titled “Agreements Related to the Merger – Administrative Services Agreements with ASP Isotopes” on page 120 of this proxy statement/prospectus.

Helium Marketing Agreement

In connection with the Merger, it is expected that Tetra4 will enter into the Helium Marketing Agreement with ASP Isotopes, pursuant to which ASP Isotopes will provide marketing and sales services relating to liquefied helium produced at the Virginia Gas Project’s helium processing plant in Free State Province, South Africa, including identifying and introducing prospective customers, supporting the negotiation of sales contracts and, with respect to the Phase 2 facility, arranging delivery logistics. For additional information regarding the Helium Marketing Agreement, see the section titled “Agreements Related to the Merger – Helium Marketing Agreement with ASP Isotopes” on page 121 of this proxy statement/prospectus.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

The A&R Combined Company Charter will limit the personal liability of directors and officers for breach of fiduciary duty to the maximum extent permitted by the DGCL, and will provide that no director or officer will have personal liability to the Combined Company or to the Combined Company’s stockholders for monetary damages for breach of fiduciary duty as a director or officer, subject to certain exceptions. In addition, the Combined Company plans to enter into indemnification agreements with each of its directors and executive officers. Each indemnification agreement is expected to provide for indemnification and advancements by the Combined Company of certain expenses and costs relating to claims, suits or proceedings arising from each individual’s service to the Combined Company as an officer or director, as applicable, to the maximum extent permitted by applicable law.

Combined Company’s Policies and Procedures for Related Person Transactions

The Combined Company intends to adopt a written policy on transactions with related persons to be effective upon the completion of the Merger. The policy will be in conformity with the requirements for issuers having publicly held common stock that are listed on Nasdaq and will provide that officers, directors, holders of more than 5% of any class of the Combined Company’s voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related party transaction with the Combined Company without the prior consent of the audit committee, or other independent members of the Combined Company Board in the event it is inappropriate for the audit committee to review such transaction due to conflict of interest. Any request for the Combined Company to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available. Under the policy, the Combined Company’s legal department will be primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If the Combined Company’s legal department were to determine that a transaction or relationship is a related person transaction requiring compliance with the policy, the Combined Company’s general counsel will be required to present to the audit committee all relevant facts and circumstances relating to the related person transaction. The audit committee will review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of the Combined Company’s code of business conduct and ethics, and either approve or disapprove the related person transaction. If a transaction was not initially recognized as a related person, then upon such recognition the transaction will be presented to the audit committee for ratification at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. The Combined Company’s management will update the audit committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No Combined Company director will participate in approval of a related person transaction for which he or she is a related person.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

ENDRA Life Sciences Inc. (“ENDRA”), ASP Isotopes Inc. (“ASP Isotopes”), Noble Africa LLC (“Noble Africa”), Renergen Limited, a public company incorporated under the laws of the Republic of South Africa (“Renergen”), and Kruger Merger Sub, LLC (“Merger Sub”) have entered into an agreement and plan of merger pursuant to which, subject to the satisfaction or waiver of the conditions described elsewhere in this proxy statement/prospectus, Merger Sub will merge with and into Noble Africa (the “Merger”), with Noble Africa surviving the Merger as a direct wholly owned subsidiary of ENDRA. “ENDRA Life Sciences Inc.” will be renamed “4K Resources Inc.” and is sometimes referred to herein as the “Combined Company.” Additionally, prior to the effective time of the Merger (the “Effective Time”), ASP Isotopes will contribute all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 of Noble Africa’s Class B Units (the “Contribution”). The Contribution is expected to be accounted for as a reorganization of entities under common control because ASP Isotopes will control both Renergen and Noble Africa immediately before and after the Contribution. Accordingly, Renergen’s consolidated financial statements will become the historical financial statements of Noble Africa upon the Contribution, with no change in Renergen’s carrying amounts resulting from the Contribution. Noble Africa is expected to hold, directly or indirectly, Renergen. As of the date of this proxy statement/prospectus, Noble Africa does not have any material assets, liabilities or operations. Renergen owns and operates the Virginia Gas Project, an integrated liquefied natural gas and liquid helium project located in the Free State Province of South Africa. Following completion of the Merger, the Combined Company is expected to continue the business of Renergen and related operations described elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”.

Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). ENDRA has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

ENDRA and Renergen have different fiscal year ends. ENDRA’s fiscal year end is December 31, and Renergen’s fiscal year end is February 28 or February 29, as applicable. The unaudited pro forma condensed combined financial information has been prepared using periods that differ by less than one fiscal quarter, consistent with Rule 11-02(c)(3) of Regulation S-X.

The unaudited pro forma condensed combined balance sheet is based on the historical balance sheet of Renergen as of May 31, 2026 and the historical balance sheet of ENDRA as of June 30, 2026, and has been prepared to reflect the transaction as if it had been consummated on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 combines Renergen’s historical statement of operations information for the six-month period ended May 31, 2026, which was prepared from Renergen’s underlying accounting records and is consistent with Renergen’s historical consolidated financial statements for the fiscal year ended February 28, 2026 and Renergen’s condensed unaudited historical consolidated financial statements for the three months ended May 31, 2026 included elsewhere in this proxy statement/prospectus, with ENDRA’s historical statement of operations for the six months ended June 30, 2026. The unaudited pro forma condensed combined statement of operations gives effect to the transaction as if it had been consummated on January 1, 2026.

For accounting purposes, Renergen is expected to be treated as the accounting acquirer and predecessor of the Combined Company. This conclusion is based primarily on the anticipated relative ownership of the Combined Company following the transaction, the relative size of Renergen compared to ENDRA, the expected continuation of Renergen’s business as the primary business of the Combined Company, the expected continuity of Renergen’s operations and other relevant facts and circumstances. Accordingly, the historical financial information of Renergen is expected to provide the primary historical financial information for the Combined Company, and the transaction is expected to be reflected as a reverse merger or reverse recapitalization for financial reporting purposes. The final accounting treatment will be determined based on the facts and circumstances existing at closing.

Renergen was acquired by ASP Isotopes on January 6, 2026. As a result of ASP Isotopes’ acquisition of Renergen, Renergen applied push-down accounting in its stand-alone consolidated financial statements and established a new basis of accounting as of the acquisition date. Accordingly, Renergen’s historical results for periods prior to January 6, 2026 are presented as predecessor periods (the “Predecessor Periods”), and Renergen’s historical results for periods after January 6, 2026 are presented as successor periods (the “Successor Periods”). The Predecessor Periods reflect Renergen’s historical carrying values, results of operations and cash flows prior to ASP Isotopes’ acquisition of Renergen. The Successor Periods reflect the assets and liabilities of Renergen at their acquisition-date fair values and the related post-acquisition results of operations and cash flows. The Predecessor Periods and Successor Periods are presented separately and are not directly comparable.

For purposes of the unaudited pro forma condensed combined balance sheet, Renergen’s historical balance sheet as of May 31, 2026 is presented on a Successor basis. For purposes of the unaudited pro forma condensed combined statement of operations, Renergen’s historical results are presented using separate Predecessor and Successor columns for the periods December 1, 2025 through January 6, 2026 and January 7, 2026 through May 31, 2026, respectively. The separate Predecessor and Successor columns are combined only for purposes of presenting the unaudited pro forma condensed combined statement of operations and should not be viewed as a single historical period prepared on one accounting basis.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The unaudited pro forma condensed combined financial statements should be read in conjunction with ENDRA’s historical financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and Renergen’s historical consolidated financial statements and accompanying notes included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial statements give effect to the transaction, which includes adjustments for the following:

•
the presentation of Renergen’s historical financial information in U.S. dollars and in accordance with U.S. GAAP;
•
the separate presentation of Renergen’s Predecessor Periods and Successor Periods resulting from ASP Isotopes’ January 6, 2026 acquisition of Renergen and Renergen’s application of push-down accounting;
•
certain reclassifications to conform ENDRA’s historical financial statement presentation to Renergen’s presentation as the expected accounting predecessor;
•
the Contribution by ASP Isotopes of its interest in Renergen to Noble Africa in exchange for 55,500,000 Class B Units of Noble Africa;
•
the issuance of 4,594,216 Class A Units of Noble Africa and/or pre-funded warrants to purchase Class A Units of Noble Africa to certain institutional investors and other persons and 3,054,185 Class B Units of Noble Africa to ASP Isotopes in exchange for an aggregate purchase price of $50,250,000.
•
the issuance of ENDRA common stock and any other equity interests in connection with the transaction; and
•
the elimination or recapitalization of historical equity accounts, as applicable, in connection with the transaction; transaction accounting adjustments related to the merger and related transactions; and non-recurring transaction costs incurred, or expected to be incurred, in connection with the transaction.

The estimated income tax effects of the pro forma adjustments have been reflected based on the applicable statutory tax rates and available information. The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had ENDRA and Renergen filed consolidated income tax returns for the periods presented, nor is it necessarily indicative of the combined company’s effective tax rate for any future period.

The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are based on available information and assumptions that management believes are reasonable. They do not purport to represent what the actual consolidated results of operations or consolidated financial position of the combined company would have been had the transaction and related transactions occurred on the dates indicated, nor are they necessarily indicative of the combined company’s future consolidated results of operations or consolidated financial position after the transaction. The combined company’s actual financial position and results of operations after the transaction will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results following the date of the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations does not include costs that may result from integration activities unless such costs qualify as Transaction Accounting Adjustments under Article 11 of Regulation S-X. ENDRA has not presented Management’s Adjustments and has not reflected potential synergies, dis-synergies or other projected operating efficiencies that may result from the transaction. ENDRA has not identified any transaction-related contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated.

This information should be read in conjunction with:

•
accompanying notes to the unaudited pro forma condensed combined financial statements;
•
ENDRA’s separate unaudited historical financial statements as of and for the three and six months ended June 30, 2026 included in ENDRA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026;
•
ENDRA’s separate audited historical financial statements as of and for the fiscal year ended December 31, 2025 included in ENDRA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025;
•
Renergen’s separate historical consolidated financial statements as of and for the fiscal years ended February 28, 2026 and February 28, 2025, including the Predecessor Periods and Successor Periods resulting from ASP Isotopes’ January 6, 2026 acquisition of Renergen, included elsewhere in this proxy statement/prospectus; and
•
Renergen’s condensed unaudited historical consolidated financial statements as of May 31, 2026 and for the three-month periods ended May 31, 2026 and May 31, 2025, including the applicable Successor Periods and Predecessor Periods, included elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

In Thousands	Renergen As of May 31, 2026 (Successor) (Note 2)	ENDRA As of June 30, 2026	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
ASSETS:
Current assets:
Cash and cash equivalents	$6,151	$1,740	$49,378	(B)(D)	$57,269
Accounts receivable	866	—	—		866
Inventories	151	—	—		151
Prepaid expenses and other current assets	1,065	47	—		1,112
Restricted cash	4,114	3,800	—		7,914
Total current assets	12,347	5,587	49,378		67,312

Natural gas properties, net	194,840	—	—		194,840
Property, plant and equipment, net	8,096	44	—		8,140
Operating lease right-of-use lease assets, net	728	401	—		1,129
Other noncurrent assets:			—
Intangible - Digital assets	—	1,905	—		1,905
Restricted cash	1,743	—	—		1,743
Lease receivables - noncurrent	1,869		—		1,869
Other assets and investments	—	6	—		6

Total assets	$219,623	$7,942	$49,378		$276,943

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$947	$648	$—		$1,595
Accrued expenses	1,091	—	3,221	(F) (G)	4,312
Finance lease liabilities - current	58	139	—		197
Operating lease liabilities - current	189	—	—		189
Debt - current	111,339	—	—		111,339
Total current liabilities	113,624	787	3,221		117,632

Noncurrent liabilities:
Debt - noncurrent	3,805	—	—		3,805
Finance lease liabilities- noncurrent	186	—	—		186
Operating lease liabilities—noncurrent	486	291	—		777
Asset retirement obligation	3,798	—	—		3,798
Unearned revenues	923	—	—		923
Deferred tax liabilities	8,589	—	(2,206)	(H)	6,383
Other noncurrent liabilities	—	555	—		555

Total liabilities	131,411	1,633	1,016		134,059

Stockholders’ equity:
Stated capital	93,882	—	(93,882)		—
Common stock	—	0.15	(0.15)	(A)	—
Common stock - Class A	—	—	0.74	(B)	0.74
Common stock - Class B	—	—	5.86	(B)	5.86
Additional paid-in capital	—	118,000	38,845	(A)(B)(C)(D)(E)(G)	156,845
Accumulated deficit	(13,420)	(111,617)	103,320	(A)	(21,717)
Receviable related to employee equity awards	—	(73)	73	(A)	—
Accumulated other comprehensive income (loss)	(28)	—	—		(28)

Total ENDRA/ Renergen stockholders’ equity	80,434	6,310	48,362		135,106

Noncontrolling interests	7,778	—	—		7,778.00

Total stockholders’ equity	88,212	6,310	48,362		142,884

Total liabilities and stockholders’ equity	$219,623	$7,942	$49,378		$276,943

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six-month period ended May 31, 2026 for Renergen

and the six months ended June 30, 2026 for ENDRA

	Historical
In Thousands	Renergen For the period of Jan. 7, 2026 through May 31, 2026 (Successor) (Note 2)	Renergen For the period of Dec. 1, 2025 through Jan. 6, 2026 (Predecessor) (Note 2)	ENDRA For the six months ended Jun. 30, 2026	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Revenue	$1,005	$459	$—	$—		$1,464
Cost of revenues	1,903	777	—	—		2,680
Gross loss	(898)	(318)	—	—		(1,216)
Operating expenses:
Exploration expense	863	50	—	—		913
Research and development	—	—	1,010	—		1,010
Selling, general and administrative	6,535	2,714	2,647	10,503	(E) (F) (G)	22,399
Total operating expenses	7,398	2,764	3,657	10,503		24,322

OPERATING LOSS	(8,296)	(3,082)	(3,657)	(10,503)		(25,538)

Other income (expenses):
Digital asset staking and other income (expense)	—	—	21	—		21
Interest expense	(4,536)	(1,044)	—	—		(5,580)
Interest income	247	109	—	—		356
Other income (expense)	459	(5,359)	—	—		(4,900)
Unrealized gain on change in fair value of digital assets	—	—	2,029	—		2,029
Realized gain on change in fair value of digital assets	—	—	531	—		531
Changes in fair value of warrant liability	—	—	(76)	—		(76)
Total other income (expense), net	(3,830)	(6,294)	2,506	—		(7,618)

LOSS BEFORE INCOME TAXES	(12,126)	(9,376)	(1,151)	(10,503)		(33,157)
Income tax benefit (expense)	(594)	(2,564)	—	2,206	(H)	(952)

NET LOSS	(12,720)	(11,940)	(1,151)	(8,297)		(34,109)

Net income (loss) attributable to noncontrolling interests	(321)	93	—	—		(228)

Net loss attributable to ENDRA Inc./Renergen common shareholders	$(12,399)	$(12,033)	$(1,151)	$(8,297)		$(33,881)

Net loss per common share, basic		$(0.08)	$(0.91)	$0.09		$(0.51)
Net loss per common share, diluted		$(0.08)	$(0.91)	$0.09		$(0.51)

Weighted average shares outstanding, basic		155,870,891	1,262,040	(91,158,349)		65,974,582
Weighted average shares outstanding, diluted		155,870,891	1,262,040	(91,158,349)		65,974,582

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the fiscal year ended February 28, 2026 for Renergen

and the year ended December 31, 2025 for ENDRA

	Historical
In Thousands	Renergen For the period of Jan. 7, 2026 through Feb. 28, 2026 (Successor) (Note 2)	Renergen For the period of Mar. 1, 2025 through Jan. 6, 2026 (Predecessor) (Note 2)	ENDRA For the year ended December 31, 2025	Pro Forma Adjustments (Note 3)		Pro Forma
Revenue	$353	$2,220	$—	$—		$2,573
Cost of revenues	754	5,052	—	—		5,806
Gross loss	(401)	(2,832)	—	—		(3,233)
Operating expenses:
Exploration expense	47	4,745	—	—		4,792
Research and development	—	—	1,850	—		1,850
Selling, general and administrative	2,261	12,202	3,913	10,503	(E) (F) (G)	28,879
Total operating expenses	2,308	16,947	5,763	10,503		35,521

OPERATING LOSS	(2,709)	(19,779)	(5,763)	(10,503)		(38,754)

Other income (expenses):
Digital asset staking and other income (expense)	—	—	76	—		76
Interest expense	(1,561)	(7,667)	—	—		(9,228)
Interest income	94	488	—	—		582
Other income (expense)	1,923	10,112	—	—		12,035
Change in fair value of digital assets	—	—	(995)	—		(995)
Warrant expense	—	—	(665)	—		(665)
Realized gain on change in fair value of digital assets	—	—	320	—		320
Total other income (expense), net	456	2,933	(1,264)	—		2,125

LOSS BEFORE INCOME TAXES	(2,253)	(16,846)	(7,027)	(10,503)		(36,629)
Income tax benefit (expense)	1,176	(513)	—	2,206	(H)	2,869

NET LOSS	(1,077)	(17,359)	(7,027)	(8,297)		(33,761)

Net income (loss) attributable to noncontrolling interests	(29)	(816)	—	—		(845)

Net loss attributable to ENDRA/Renergen common shareholders	$(1,048)	$(16,543)	$(7,027)	$(8,297)		$(32,916)

Other comprehensive income (loss)	2,662	3,470	—	—		6,132

Total comprehensive loss attributable to ENDRA/Renergen for the period	$1,614	$(13,073)	$(7,027)	$(8,297)		$(26,784)

Net loss per common share, basic		$(0.107)	$(8.929)	$0.092		$(0.499)
Net loss per common share, diluted		$(0.107)	$(8.929)	$0.092		$(0.499)

Weighted average shares outstanding, basic		155,132,324	787,020	(89,944,762)		65,974,582
Weighted average shares outstanding, diluted		155,132,324	787,020	(89,944,762)		65,974,582

See accompanying notes to unaudited pro forma condensed combined financial statements.

ENDRA Life Sciences Inc. and Renergen Limited

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

As of May 31, 2026 and June 30, 2026, and for the periods presented

1.
Basis of Presentation

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X to give effect to the proposed business combination between ENDRA Life Sciences Inc. (“ENDRA”) and Noble Africa LLC. or its applicable subsidiary, through which Renergen Limited (“Renergen”) is expected to become the primary operating business of the Combined Company. The unaudited pro forma condensed combined financial statements are based on the historical financial statements of ENDRA and Renergen after giving effect to the Transaction Accounting Adjustments described in these notes.

For accounting purposes, Renergen is expected to be treated as the accounting acquirer and predecessor of the Combined Company. Accordingly, the transaction is expected to be accounted for as a reverse merger or reverse recapitalization, with Renergen’s historical financial statements becoming the primary historical financial statements of the Combined Company. The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if it had occurred on June 30, 2026. The unaudited pro forma condensed combined statements of operations give effect to the transaction as if it had occurred on January 1, 2026.

2.
Renergen Predecessor and Successor Presentation

Renergen was acquired by ASP Isotopes on January 6, 2026. As a result of that acquisition, Renergen applied push-down accounting in its stand-alone consolidated financial statements and established a new basis of accounting as of the acquisition date. Renergen’s historical results before January 6, 2026 are presented as Predecessor Periods, and Renergen’s historical results after January 6, 2026 are presented as Successor periods. The Predecessor Periods reflect Renergen’s historical carrying values, results of operations and cash flows before ASP Isotopes’ acquisition. The Successor Periods reflect Renergen’s assets and liabilities at their acquisition-date fair values and the related post-acquisition results of operations and cash flows. The Predecessor Periods and Successor Periods are separated in the unaudited pro forma condensed combined financial statements and are not directly comparable.

Renergen’s historical financial information included in these unaudited pro forma condensed combined financial statements is presented in U.S. dollars and in accordance with U.S. GAAP. Accordingly, the pro forma presentation does not include a separate adjustment to convert Renergen’s financial statements from IFRS to U.S. GAAP or from South African rand to U.S. dollars. The unaudited pro forma condensed combined statements of operations include separate Renergen Successor and Predecessor columns to reflect the different bases of accounting resulting from ASP Isotopes’ acquisition of Renergen.

3.
Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined statements of operations:

(A)
Reverse Recapitalization - This adjustment reflects the elimination of ENDRA's historical equity balances and the recapitalization of the combined company into the post-closing capital structure with the resulting adjustment of $6,310,000 within additional paid-in-capital.
(B)
Noble Africa Investment - This adjustment reflects the proceeds from the issuance of 4,594,216 shares of Class A and 3,054,185 shares Class B common stock in connection with the PIPE subscriptions for a combined $50,250,000. The adjustment reflects the par value of the shares issued as common stock, with the excess of the proceeds over par value recorded as additional paid-in capital.
(C)
Contribution from ASPI - This adjustment reflects the contribution of Renergen to the combined company and the related recapitalization into the post-closing equity structure. The adjustment reflects the issuance of 55,500,000 Class B common stock in connection with the contribution, and the applicable post-closing Class A common stock; which represents 1,499,838 outstanding common shares of ENDRA, and 876,342 pre-funded ENDRA warrants. The adjustment also reclassifies Renergen's historical stated capital into the equity accounts of the combined company.
(D)
This adjustment reflects transaction costs directly attributable to the issuance of equity securities of $1,529,000 incurred in connection with the PIPE subscriptions. These costs are reflected as a reduction of additional paid-in-capital. $657,000 of these costs are non-cash as the consideration are in the form of equity-classified warrants. The amounts represent nonrecurring transactions that are not reflected in the historical financial statements and primarily include financial advisory and legal professional services.

(E)
Financial Advisory Compensation. This adjustment reflects transaction-related compensation payable to Lucid upon consummation of the Merger, consisting of 450,000 newly issued shares of Class A common stock and warrants to purchase an additional 700,000 shares of Class A common stock at an exercise price of $7.00 per share. The 450,000 shares are measured based on $6.57 per share, resulting in a pro forma adjustment of approximately $2,957,000, and the warrants are measured at an estimated fair value of approximately $5.84 using Black Scholes valuation methodology.
(F)
Reflects estimated nonrecurring transaction costs expected to be incurred in connection with the Transactions that are not reflected in the historical financial statements. Such costs primarily include financial advisory, legal, accounting and other professional fees for a total of $2,577,000 and are not directly attributable to the issuance of equity securities and are therefore reflected as an expense.
(G)
Severance and Change-in-Control payments. This adjustment reflects approximately $882,000 of severance and other change-in-control payments payable to certain ENDRA executive officers in connection with closing of the merger. The adjustment reflects the related compensation expense and liability as if the applicable change-in-control and termination conditions had occurred as of the proforma balance sheet date.
(H)
This adjustment reflects the estimated income tax effects of the transaction accounting adjustments, as applicable, and have been calculated using the U.S. federal statutory corporate income tax rate of 21%. The ultimate tax effects remain subject to evaluation of state and foreign income taxes, deductibility of individual transaction costs and the realizability of resulting deferred tax assets, include the impact of the valuation allowance.

DESCRIPTION OF COMBINED COMPANY SECURITIES

If the Merger is consummated, ENDRA will replace the ENDRA Charter with the A&R Combined Company Charter in the form attached to this proxy statement/prospectus as Annex E, which, in the judgment of the ENDRA Board, is necessary to adequately address the needs of the Combined Company. In connection with the Merger, the Combined Company also intends to amend the ENDRA Bylaws to change the name of the Combined Company to “4K Resources Inc.”

The following summary is qualified by reference to the complete text of the A&R Combined Company Charter and the ENDRA Bylaws, copies of which are attached to this proxy statement/prospectus as Annex E and Annex C, respectively. You are urged to read the A&R Combined Company Charter and the ENDRA Bylaws in their entirety for a complete description of the rights and preferences of the Combined Company’s securities following the Merger.

For more information on the A&R Charter Proposal, see the section titled “Proposal No. 3 — The A&R Charter Proposal.”

Capital Stock

Authorized Capitalization

General

The total amount of the Combined Company’s authorized capital stock will consist of 1,250,000,000 shares consisting of (i) 1,000,000,000 shares of Class A Common Stock and (ii) 200,000,000 shares of Class B Common Stock; and (iii) 50,000,000 shares of preferred stock, par value $0.0001 per share (“Combined Company Preferred Stock”).

Preferred Stock

The Combined Company Board will have authority to issue shares of the Combined Company Preferred Stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of Combined Company’s Preferred Stock could have the effect of decreasing the trading price of Class A Common Stock, restricting dividends on the Combined Company’s capital stock, diluting the voting power of Class A Common Stock, impairing the liquidation rights of Class A Common Stock, or delaying or preventing a change in control of the Combined Company.

Common Stock

The Combined Company Common Stock will not be entitled to preemptive or other similar subscription rights to purchase any of the Combined Company’s securities. The Class A Common Stock will not be convertible or redeemable. Each share of Class B Common Stock will be convertible into one share of Class A Common Stock at the option of the holder and will automatically convert into one share of Class A Common Stock upon a transfer other than certain permitted transfers or upon the affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a separate class. Unless the Combined Company Board determines otherwise, the Combined Company will issue all shares of Combined Company Common Stock in uncertificated form.

Voting Rights

Except as otherwise provided by the A&R Combined Company Charter or applicable law, holders of Class A Common Stock and Class B Common Stock will vote together as one class on all matters submitted to a vote or acted on by written consent, including the election of directors. Each holder of Class A Common Stock will be entitled to one vote per share and each holder of Class B Common Stock will be entitled to 10 votes per share. There will be no cumulative voting rights.

Dividend Rights

Subject to the preferences applicable to any series of Combined Company Preferred Stock, the holders of Class A Common Stock and Class B Common Stock will be entitled to share equally, on a per-share basis, in dividends and other distributions of cash, property or shares of stock of the Combined Company as may be declared by the Combined Company Board out of assets or funds legally available therefor. If a dividend is paid in shares of Common Stock or rights to acquire Common Stock, holders of Class A Common Stock will receive Class A Common Stock or rights to acquire Class A Common Stock, and holders of Class B Common Stock will receive Class B Common Stock or rights to acquire Class B Common Stock. A disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock requires the prior affirmative vote or written consent of a majority of the outstanding shares of each class, voting separately as a class.

Other Rights

Each holder of the Combined Company Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of the Combined Company Preferred Stock that the Combined Company may designate and issue in the future.

Liquidation Rights

If the Combined Company is involved in voluntary or involuntary liquidation, dissolution or winding up of the Combined Company’s affairs, or a similar event, each holder of the Combined Company Common Stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of the Combined Company Preferred Stock, if any, then outstanding.

Warrants

In June 2024, as part of a registered offering (the “2024 Offering”), ENDRA issued pre-funded warrants to purchase up to an aggregate of 31,666 shares of common stock (the “2024 pre-funded warrants”), together with Series A warrants to purchase up to an aggregate of 178,255 shares of common stock (the “Series A Warrants”) and Series B warrants (together with the Series A Warrants, the “Series Warrants”) to purchase up to an aggregate of 178,255 shares of common stock, each with an exercise price of $75.95 per share of common stock.

Additionally, the Series B Warrants contain an alternative cashless exercise option whereby the holder of a Series B Warrant has the right to receive an aggregate number of shares equal to the product of (x) the aggregate number of shares of common stock that would be issuable upon a cashless exercise of the Series B Warrant using $1.75 (after adjustment) as the exercise price for that purpose and (y) 3.0.

In connection with the 2024 Offering, ENDRA also issued placement agent warrants (“2024 Placement Agent Warrants” and, together with the 2024 pre-funded warrants and the Series Warrants, the “2024 Warrants”) to purchase up to 1,758 shares of common stock. The purchase price of each share of common stock and accompanying Series Warrants was $227.50 and the purchase price of each pre-funded warrant and accompanying Series Warrants was $227.325.

In October 2025, ENDRA entered into a securities purchase agreement with certain accredited investors pursuant to which ENDRA agreed to sell and issue to such purchasers in a private placement offering (the “2025 Private Placement”) an aggregate of 744,340 shares of common stock and/or prefunded warrants in lieu thereof and warrants to purchase shares of common stock. As part of the 2025 Private Placement, ENDRA issued prefunded warrants to purchase up to 364,801 shares of common stock (the “2025 pre-funded warrants”) and common stock warrants to purchase up to 1,488,680 shares of common stock at an exercise price of $6.32 (the “2025 Common Stock Warrants”).

Additionally, in connection with the 2025 Private Placement, ENDRA issued placement agent warrants to purchase up to 44,660 shares of common stock at an exercise price of $9.47 per share (the “2025 Placement Agent Warrants”). Additionally, as part of its DAT strategy, ENDRA issued to its investment advisor warrants to purchase an aggregate of 400,000 shares of common stock (the “Advisory Warrants” and together with the 2025 pre-funded warrants, 2025 Common Stock Warrants and the 2025 Placement Agent Warrants, the “2025 Warrants”). Advisory Warrants in respect of 100,000 shares were exercisable immediately for an exercise price equal to $6.95. Advisory Warrants in respect of 300,000 shares could become exercisable in the event that AUM exceeded certain thresholds within six or nine months following the closing, at exercise prices ranging from $6.95 to $7.50.

In May 2026, ENDRA entered into the Pre-Merger Purchase Agreement pursuant to which ENDRA agreed to sell and issue to the ASP Affiliate in the Pre-Merger Financing an aggregate of 578,387 shares of common stock and/or pre-funded warrants in lieu thereof and warrants to purchase shares of common stock. As part of the 2026 Private Placement, ENDRA issued 511,541 Pre-Merger Financing Pre-Funded Warrants and common stock warrants to purchase up to 1,156,774 Pre-Merger Financing Warrants. Additionally, in connection with the 2026 Private Placement, ENDRA issued to Lucid and its affiliates, in respect of Lucid’s services as placement agent, pre-funded warrants to purchase up to 100,000 shares of common stock (the “2026 Placement Agent Pre-Funded Warrants”). The 2024 Warrants, the 2025 Warrants, Pre-Merger Financing Pre-Funded Warrants, Pre-Merger Financing Warrants and the 2026 Placement Agent Pre-Funded Warrants are collectively referred to herein as the “ENDRA Warrants”.

Each ENDRA Warrant, to the extent then outstanding and unexercised immediately prior to the Effective Time, will automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire one share of Class A Common Stock of the Combined Company, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding ENDRA Warrant immediately prior to the Effective Time, taking into account any changes or adjustments thereto by reason of the Merger Agreement or the transactions contemplated thereby.

Each pre-funded warrant issued by Noble Africa in the Noble Investment, to the extent then outstanding and unexercised immediately prior to the Effective Time, shall automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire one share of Class A Common Stock of the Combined Company, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Noble Investment pre-funded warrant immediately prior to the Effective Time, taking into account any changes thereto by reason of the Merger Agreement or the transactions contemplated thereby (each such resulting warrant, an “Assumed Warrant”). Accordingly, effective as of the Effective Time: (A) each Assumed Warrant shall be exercisable solely for shares of Class A Common Stock of the Combined Company; (B) the number of shares of Class A Common Stock subject to each Assumed Warrant shall be equal to the number of shares of Class A Units subject to the applicable Noble Investment pre-funded warrant, adjusted by the Reverse Split Factor, if applicable, and (C) the per share exercise price for the Class A Common Stock issuable upon exercise of such Assumed Warrant shall be equal to the per share exercise price for the shares of Class A Units subject to the applicable Noble Investment pre-funded warrant as in effect immediately prior to the Effective Time, adjusted by the Reverse Split Factor, if applicable. The Combined Company will take all corporate action necessary to reserve for future issuance, and will maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of Class A Common Stock of the Combined Company for delivery upon the exercise of such Assumed Warrants.

Anti-takeover Effects of Delaware Law and Provisions of the A&R Combined Company Charter and the ENDRA Bylaws

Certain provisions of Delaware Law, the A&R Combined Company Charter and the ENDRA Bylaws may delay, defer or discourage another party from acquiring control of the Combined Company. ENDRA expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Combined Company to first negotiate with the Combined Company Board, which ENDRA believes may result in an improvement of the terms of any such acquisition in favor of the Combined Company’s stockholders. However, they also give the Combined Company Board the power to discourage mergers that some stockholders may favor.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (ii) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (iii) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2∕3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. The A&R Combined Company Charter does not opt out of Section 203 of the DGCL.

A&R Combined Company Charter and ENDRA Bylaws

Certain provisions of the A&R Combined Company Charter and the ENDRA Bylaws may delay or discourage transactions involving an actual or potential change in control or change in the Combined Company’s management, including transactions in which stockholders might otherwise receive a premium for their shares or might otherwise deem to be in their best interest. Therefore, these provisions could adversely affect the price of the Class A Common Stock.

The A&R Combined Company Charter and the ENDRA Bylaws:

•
establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders, which may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;
•
provide the Combined Company Board the ability to authorize undesignated preferred stock. This ability will make it possible for the Combined Company Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Combined Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Combined Company;

•
provide that the authorized number of directors shall be fixed from time to time by a resolution of the majority of the Combined Company Board;
•
provide that any vacancy that arises on the Combined Company Board shall be filled by a majority of the directors then in office; and
•
provide that the ENDRA Bylaws can be amended or repealed by a majority of the Combined Company Board.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The A&R Combined Company Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except for liability of: (i) a director breaching the duty of loyalty to the corporation or its stockholders, (ii) a director failing to act in good faith or engaging in intentional misconduct or a knowing violation of law, (iii) a director declaring an illegal dividend or approving an illegal stock purchase or redemption or (iv) a director obtaining an improper personal benefit from the corporation. The effect of these provisions is to eliminate the rights of the Combined Company and its stockholders, through stockholders’ derivative suits on the Combined Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.

The ENDRA Bylaws also provide that the Combined Company will indemnify and hold harmless to the fullest extent permitted by law any person who becomes involved in any legal proceeding by reason of the fact that they are or were a director or officer of the Combined Company. The ENDRA Bylaws also provide that the Combined Company will indemnify and advance expenses to any such covered person on the condition that, as required by applicable law, such person will repay all amounts advanced if it is ultimately determined that such person is not entitled to be indemnified.

The Combined Company also anticipates entering into indemnification agreements and employment agreements or other arrangements containing indemnification provisions with the members of the Combined Company Board and the Combined Company’s officers, respectively.

These provisions may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Combined Company and its stockholders.

Exclusive Jurisdiction of Certain Actions

The A&R Combined Company Charter requires that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for all “internal corporate claims,” including claims in the right of the Combined Company, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which Title 8 of the Delaware Code confers jurisdiction upon the Court of Chancery, except for, as to each of (i) and (ii) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. These provisions may have the effect of discouraging lawsuits against the Combined Company directors and officers.

Transfer Agent

The transfer agent for Class A Common Stock will be VStock Transfer, LLC.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDERS’ RIGHTS

ENDRA is a corporation incorporated under the laws of the State of Delaware and, accordingly, the rights of ENDRA stockholders are currently, and until the completion of the Merger will continue to be, governed by the DGCL, the ENDRA Charter and the ENDRA Bylaws. Noble Africa is a limited liability company organized under the laws of the State of Delaware and, accordingly, the rights of Noble Africa members are governed by the DLLCA and the Noble Africa Company Agreement. If the Merger is completed, Noble Africa members will become Combined Company stockholders, and their rights, together with the rights of ENDRA’s existing stockholders, will be governed by the DGCL, the A&R Combined Company Charter and the ENDRA Bylaws. In connection with the Merger, the Combined Company intends to amend the ENDRA Bylaws to change the name of the Combined Company to “4K Resources Inc.”

Below is a summary chart outlining important similarities and differences in the corporate governance and rights associated with owning shares of ENDRA, as a corporation incorporated under the laws of the State of Delaware, Noble Africa, as a limited liability company incorporated under the laws of the State of Delaware, and the Combined Company, as a corporation incorporated under the laws of the State of Delaware following the Merger.

This summary is qualified in its entirety by reference to the complete text of the ENDRA Charter, a copy of which is attached to this proxy statement/prospectus as Annex B, the ENDRA Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C, the Noble Africa Company Agreement, and the A&R Combined Company Charter, a copy of which is attached to this proxy statement/prospectus as Annex E. You should review each of these documents, as well as the DGCL and the DLLCA, for more information as to how these laws apply to ENDRA, Noble Africa and the Combined Company, as applicable.

Provision	ENDRA (Existing)	Noble Africa (Existing)	Combined Company (Proposed)
Business Combinations with Interested Stockholders

The ENDRA Charter does not address Section 203 of the DGCL, and accordingly Section 203 applies to ENDRA by default. Under the DGCL, unless a corporation’s certificate of incorporation or bylaws provide otherwise, Delaware corporations with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more persons are prohibited from entering into a “business combination” with an “interested stockholder” (generally, a 15%-or-greater stockholder) for three years following the time such stockholder became an interested stockholder, subject to board-approval, 85%-ownership and two-thirds supermajority-vote exceptions.

The Noble Africa Company Agreement does not contain a provision specifically restricting transactions with an interested member or its affiliates. However, the manager may not consummate a merger, consolidation or conversion of Noble Africa, a dissolution, winding up or liquidation of Noble Africa, or a sale of all or substantially all of Noble Africa’s assets (each, a “Company Fundamental Action”) without the prior written consent of members holding a majority of the outstanding Units, voting together as a single class.

The A&R Combined Company Charter does not address Section 203 of the DGCL, and accordingly Section 203 applies to Combined Company by default. Under the DGCL, unless a corporation’s certificate of incorporation or bylaws provide otherwise, Delaware corporations with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more persons are prohibited from entering into a “business combination” with an “interested stockholder” (generally, a 15%-or-greater stockholder) for three years following the time such stockholder became an interested stockholder, subject to board-approval, 85%-ownership and two-thirds supermajority-vote exceptions.

Authorized Capital Stock

The ENDRA Charter authorizes ENDRA to issue 1,010,000,000 shares, consisting of 1,000,000,000 shares of a single class of common stock and 10,000,000 shares of preferred stock issuable in one or more series as

The Noble Africa Company Agreement authorizes the issuance of Class A Units, held by Non-Sponsor Members, and Class B Units, held by the Sponsor Member (ASP Isotopes). The Noble Africa Company Agreement does not specify a maximum number of authorized Units,

The A&R Combined Company Charter authorizes the Combined Company to issue 1,250,000,000 shares, consisting of 1,000,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock and 50,000,000 shares of preferred stock issuable in one or

	determined by the ENDRA Board.	and the Manager may admit new Members and issue additional Units or other equity securities of Noble Africa without the consent of the members.	more series as determined by the Combined Company Board.
Voting Rights

Each share of ENDRA common stock is entitled to one vote on each matter submitted to a vote of ENDRA stockholders, and holders of ENDRA common stock vote together with holders of preferred stock, if any, as a single class, with no cumulative voting.

Each Class A Unit is entitled to one vote and each Class B Unit is entitled to 10 votes on each matter submitted for approval of the members, with the Class A Units and Class B Units generally voting together as a single class. Approval of the members generally requires the affirmative written votes of members holding, in the aggregate, more than 50% of the voting power of Noble Africa.

Each share of Class A Common Stock will be entitled to one vote per share, and each share of Class B Common Stock will be entitled to 10 votes per share, with holders of Class A Common Stock and Class B Common Stock generally voting together as a single class on all matters submitted to a vote of stockholders, including the election of directors, and with no cumulative voting.

Requirement for Quorum

The ENDRA Bylaws provide that at each meeting of stockholders the presence in person or by proxy of the holders of not less than one-third in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum.

Members holding a majority of the outstanding Units constitute a quorum at all meetings of Noble Africa members, except as otherwise provided by law.

The Combined Company Bylaws will provide that at each meeting of stockholders the presence in person or by proxy of the holders of not less than one-third in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum.

Stockholder Consent to Action Without Meeting

The ENDRA Bylaws permit any action which is required to be or may be taken at any annual or special meeting of stockholders of ENDRA to be taken without a meeting, without prior notice to stockholders and without a vote if such shareholder consents in writing or by electronic communication, setting forth the action so taken, shall have been signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Noble Africa Company Agreement permits all actions of the members to be taken by written consent without a meeting, provided that the consent is signed by the holder or holders of Units constituting not less than the minimum number of votes that would be necessary to approve the action at a meeting.

The Combined Company Bylaws will provide for the same stockholder consent to action without a meeting rights as the current ENDRA Bylaws.
Inspection of Books and Records	Under the DGCL, any ENDRA stockholder may inspect and copy ENDRA’s books and records during normal business hours for	The Noble Africa Company Agreement does not include a provision addressing a member’s right to inspect Noble Africa’s books and	The DGCL inspection right described for ENDRA will continue to apply to holders of Combined Company Common Stock following the Merger.

	any proper purpose reasonably related to the stockholder’s interest as a stockholder, upon a written demand under oath stating the purpose of the inspection.	records; any such right would be governed by the default inspection rights available to members of a Delaware limited liability company under the DLLCA.
Special Meetings of Stockholders

Under the ENDRA Charter, special meetings of ENDRA stockholders may be called by a majority of the ENDRA Board, the Chairman of the Board, the Chief Executive Officer or the President, and must also be called by the Secretary upon the written request of holders of record of at least 20% of ENDRA’s outstanding common stock.

Special meetings of Noble Africa members may be called by the manager or by members holding not less than 25% of the voting power of Noble Africa. Business transacted at a special meeting is confined to the purposes stated in the notice, which must be delivered not less than seven nor more than 60 days before the meeting.

Under the A&R Combined Company Charter, special meetings of Combined Company stockholders may be called by a majority of the Combined Company Board, the Chairperson of the Combined Company Board, the Chief Executive Officer or the President, and must also be called by the Secretary upon written request of holders of record of at least 20% of the outstanding shares of the Combined Company Common Stock.

Appraisal Rights

Holders of ENDRA’s common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. More generally, under the DGCL, a stockholder may be entitled to appraisal rights in certain mergers, consolidations, conversions, domestications, transfers or continuances, except that appraisal rights are generally unavailable where, prior to the transaction, the corporation’s stock is listed on a national securities exchange or held of record by more than 2,000 stockholders and the stockholders receive solely stock of the surviving or another listed or widely held entity.

Members of Noble Africa are not entitled to appraisal rights in connection with the Merger under Delaware law. More generally, the DLLCA does not provide members of a Delaware limited liability company with statutory appraisal rights, and the Noble Africa Company Agreement does not provide for any contractual appraisal or valuation procedure with respect to a member’s Units.

Following the Merger, holders of Combined Company Common Stock will be entitled to appraisal rights under the DGCL only to the extent generally available under Section 262 of the DGCL in connection with future transactions, subject to the statutory exceptions described for ENDRA.

Requirements for Approval of Fundamental Changes

Under the DGCL, a majority in voting power of ENDRA’s outstanding stock entitled to vote generally must approve fundamental changes such as certain mergers, a sale of all or substantially all assets, dissolution, or a conversion or transfer to a foreign jurisdiction. The ENDRA Charter does not impose a higher voting threshold for these matters generally, other than the supermajority protections described

The manager may not consummate certain fundamental actions, such as a merger, consolidation or conversion of Noble Africa, a dissolution, winding up or liquidation of Noble Africa, or a sale of all or substantially all of Noble Africa’s assets, without the prior written consent of members holding a majority of the outstanding Units, voting together as a single class.

The same DGCL default majority-vote standard described for ENDRA will continue to apply to the Combined Company for fundamental changes generally.

elsewhere in this table under “Amendment of the Charter/Certificate.”
Stockholder Lawsuits (Derivative Actions)	A stockholder of ENDRA may bring a derivative suit subject to the procedural requirements of the DGCL, including the requirement to make a pre-suit demand on the board or plead demand futility.

The Noble Africa Company Agreement does not restrict a member’s ability to bring a derivative action and does not modify or eliminate the fiduciary duties otherwise owed by the manager, such that a member or assignee may bring a derivative action as permitted under and in accordance with the DLLCA.

The same DGCL derivative-suit standard described for ENDRA will continue to apply to holders of Combined Company Common Stock, subject to the exclusive forum provisions described elsewhere in this table.

Removal of Directors/Managers

The ENDRA Charter does not contain a specific director removal provision, such that the DGCL default applies, generally permitting removal of directors of an unclassified board with or without cause by the affirmative vote of a majority of the shares entitled to vote at an election of directors.

The manager may be removed and replaced at any time and for any reason by the approval of the members holding a majority of the voting power of Noble Africa. Officers of Noble Africa (other than the manager) may be removed, with or without cause, by the manager.

The same DGCL standard described for ENDRA will continue to apply to holders of Combined Company Common Stock.
Board Vacancies

Under the ENDRA Charter, any vacancy on the ENDRA Board, however occurring, may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

Because Noble Africa is managed by a single manager rather than a board, there is no vacancy-filling mechanism analogous to a board vacancy; if the manager is removed or resigns, a successor manager would be selected by the members. Any vacancy in an officer position (other than manager) may be filled by the manager.

Under the A&R Combined Company Charter, any vacancy on the Combined Company Board may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

Number, Classification and Election of Directors/Management	Under the ENDRA Charter, the number of directors is fixed exclusively by resolution of the ENDRA Board, directors are not divided into classes, and all directors stand for election annually.

Noble Africa is managed by a single manager rather than a board of managers. The manager holds office until death, resignation, retirement or removal, and the Noble Africa Company Agreement does not provide for multiple managers, a manager election process by the members, or a classified structure.

Under the A&R Combined Company Charter, the number of directors is fixed exclusively by resolution of the Combined Company Board, directors are not divided into classes, and all directors are elected annually by the stockholders.

Fiduciary Duties of Directors/Managers

In Delaware, fiduciary duties are generally developed by case law rather than the certificate of incorporation. ENDRA’s directors and officers are subject to the fiduciary duties of care and loyalty (which further include the duties of good faith, oversight and disclosure) generally applicable under Delaware law, and the ENDRA Charter does not

The Noble Africa Company Agreement does not contain an express waiver or modification of the fiduciary duties that the manager would otherwise owe under the DLLCA. Accordingly, the manager remains subject to the default fiduciary duties applicable to a manager of a Delaware limited liability company, absent a contrary agreement provision.

The same Delaware common law fiduciary duties described for ENDRA will continue to apply to the Combined Company’s directors and officers.

modify these common law duties.
Indemnification of Directors and Officers	The ENDRA Charter provides that ENDRA shall indemnify, and advance expenses to, its officers and directors to the fullest extent permitted by the DGCL.

The Noble Africa Company Agreement provides that the manager and officers will be indemnified and held harmless by Noble Africa from claims, liabilities and expenses arising out of the management of Noble Africa’s affairs, including claims arising from the indemnified person’s sole, joint or contributory negligence, but excluding claims arising from the indemnified person’s willful misconduct, fraud or gross negligence; Noble Africa may advance expenses to the manager or officers to defend an indemnified claim.

The A&R Combined Company Charter provides that the Combined Company shall indemnify, and advance expenses to, its officers and directors to the fullest extent permitted by the DGCL.
Amendment of the Certificate of Incorporation/Certificate of Formation

The ENDRA Charter may generally be amended by the affirmative vote of a majority in voting power of ENDRA’s outstanding stock entitled to vote thereon as provided under the DGCL, except that the affirmative vote of at least 66 2/3% of the voting power of ENDRA’s outstanding stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal Articles FIFTH, SIXTH, SEVENTH, NINTH, TENTH or ELEVENTH of the ENDRA Charter.

The Certificate of Formation of Noble Africa may be amended, supplemented or restated only by the affirmative vote of members holding a majority of the voting power of Noble Africa.

The A&R Combined Company Charter may generally be amended by the affirmative vote of a majority in voting power of the Combined Company’s outstanding stock entitled to vote thereon as provided under the DGCL, except that the affirmative vote of holders of at least 66 2/3% of the voting power of the outstanding shares of stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal Articles FIFTH, SIXTH, SEVENTH, NINTH, TENTH or ELEVENTH of the A&R Combined Company Charter.

Under the Master Transaction Agreement expected to be entered into with ASP Isotopes in connection with the Merger, a majority of the outstanding shares of Class B Common Stock must generally also approve any amendment or repeal of the A&R Combined Company Charter, in addition to the stockholder vote described above.

Amendment of the Bylaws/LLC Agreement

The ENDRA Board is authorized to amend the ENDRA Bylaws, and ENDRA stockholders may also amend the ENDRA Bylaws, but any amendment by stockholders requires the affirmative vote of the holders of at least 66 2/3% of the voting power of

The Noble Africa Company Agreement may generally be amended, supplemented or restated only with the approval of the members.

The Combined Company Board is expressly authorized to adopt, amend or repeal the ENDRA Bylaws without stockholder approval. Stockholders may also adopt, amend or repeal the ENDRA Bylaws, but any amendment by stockholders requires the affirmative vote of

ENDRA’s outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

holders of at least 66 2/3% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Under the Master Transaction Agreement expected to be entered into with ASP Isotopes in connection with the Merger, a majority of the outstanding shares of Class B Common Stock must also approve any amendment or repeal of the ENDRA Bylaws, in addition to the stockholder vote described above.

Limitation of Liability of Directors and Officers

The ENDRA Charter eliminates the monetary liability of directors (but not officers) for breach of fiduciary duty, except for liability for breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, unlawful dividend payments under Section 174 of the DGCL, or transactions from which the director derived an improper personal benefit.

The Noble Africa Company Agreement provides that, to the fullest extent permitted by applicable law, no member or manager is liable for the debts, obligations or liabilities of Noble Africa. The Noble Africa Company Agreement does not separately provide for exculpation of the Manager or officers from monetary liability to Noble Africa or its members for breach of duty, beyond the indemnification protections described elsewhere in this table.

The A&R Combined Company Charter eliminates the monetary liability of directors (but not officers) for breach of fiduciary duty, except for liability for breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, unlawful dividend payments under Section 174 of the DGCL, or transactions from which the director derived an improper personal benefit.

Corporate Opportunities

The ENDRA Charter does not contain a corporate opportunities waiver, and accordingly ENDRA’s directors and officers remain subject to the corporate opportunity doctrine as generally applied under Delaware common law.

The Noble Africa Company Agreement does not contain a waiver of the corporate opportunity doctrine or any other modification of the duties the manager may owe with respect to business opportunities.

The A&R Combined Company Charter does not contain a corporate opportunities waiver, and accordingly the Combined Company’s directors and officers remain subject to the corporate opportunity doctrine as generally applied under Delaware common law.

Forum for Adjudication of Disputes	The ENDRA Charter designates the Delaware Court of Chancery as the sole and exclusive forum for internal corporate claims, subject to certain exceptions.

The Noble Africa Company Agreement does not designate an exclusive forum for disputes. It is governed by the internal laws of the State of Delaware and includes a waiver of the right to a jury trial in any legal action or proceeding arising out of the agreement, whether sounding in contract, tort or otherwise.

The A&R Combined Company Charter retains the Delaware Court of Chancery as the sole and exclusive forum for internal corporate claims, subject to certain exceptions.
Preferred Stock/Units

The ENDRA Charter authorizes the ENDRA Board to issue preferred stock in one or more series and to fix the voting powers, designations, preferences and relative rights of each such series without further stockholder approval.

The Noble Africa Company Agreement does not authorize a separate class of preferred units; Noble Africa’s authorized equity consists solely of Class A Units and Class B Units.

The A&R Combined Company Charter authorizes the Combined Company Board to issue up to 50,000,000 shares of preferred stock in one or more series without further stockholder approval, on substantially the same basis as under the ENDRA Charter.

Restrictions on Transfer and Withdrawal of Interests

ENDRA’s common stock is generally freely transferable under the DGCL and the ENDRA Charter, subject to applicable federal and state securities laws and any contractual restrictions to which a particular holder may separately be subject.

The Units may not be sold, pledged, hypothecated or otherwise transferred without an opinion of counsel or other evidence satisfactory to the manager that the transfer will not violate applicable securities laws. In addition, no member has the right to withdraw from Noble Africa as a member without the approval of the manager.

Combined Company Common Stock is expected to be freely transferable, subject to applicable securities laws and any lock-up or similar contractual restrictions entered into in connection with the Merger; the A&R Combined Company Charter does not otherwise restrict the transfer of Class A Common Stock, although transfers of Class B Common Stock outside of certain permitted transfers will result in automatic conversion to Class A Common Stock.

Dissolution and Winding Up

Under the DGCL, dissolution of ENDRA generally requires approval of the ENDRA Board and the affirmative vote of a majority of ENDRA’s outstanding stock entitled to vote thereon, unless the ENDRA Charter specifies a greater vote (which it does not for dissolution).

Noble Africa will be dissolved and its affairs wound up upon the first to occur of: an election to dissolve approved by the members; the death, retirement, resignation, expulsion, legal incapacity, dissolution or bankruptcy of the last remaining member; the entry of a decree of judicial dissolution under the DLLCA; or where the DLLCA otherwise requires dissolution and that requirement is not validly varied by the Certificate of Formation or the Noble Africa Company Agreement.

The Combined Company will remain subject to the same DGCL default dissolution provisions described for ENDRA, requiring approval of the Combined Company Board and the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

Holders of the Class B Common Stock also will have certain approval rights in connection with the dissolution, liquidation or winding up the Combined Company pursuant to the Master Services Agreement expected to be entered into with ASP Isotopes in connection with the Merger.

Issuance of Additional Securities Without Stockholder/Member Approval

Under the DGCL and the ENDRA Charter, the ENDRA Board may issue authorized but unissued shares of common and preferred stock without further stockholder approval, subject to applicable Nasdaq listing rules.

The manager may admit new members to Noble Africa and issue additional Units or other equity securities of Noble Africa without the prior written consent of the members.

The Combined Company Board will be able to issue authorized but unissued shares of Class A Common Stock, Class B Common Stock and Combined Company Preferred Stock without further stockholder approval, subject to the approval rights that the holders of the Class B Common Stock will have with respect to certain equity issuances by the Combined Company pursuant to the Master Services Agreement expected to be entered into with ASP Isotopes in connection with the Merger.

Preemptive Rights	The ENDRA Charter does not grant holders of ENDRA common stock any preemptive or similar subscription rights to purchase additional securities of ENDRA.

The Noble Africa Company Agreement does not grant existing members preemptive or similar subscription rights with respect to newly issued Units, consistent with the manager’s authority to admit new members and issue additional Units without the consent of the existing members.

Combined Company Common Stock will not be entitled to preemptive or other similar subscription rights to purchase securities of the Combined Company, consistent with the absence of preemptive rights under the ENDRA Charter.

Capital Contributions and Additional Capital Calls

Under the DGCL, shares of ENDRA common stock that are fully paid at issuance are non-assessable, and holders of ENDRA common stock have no obligation to make additional capital contributions to ENDRA after purchasing their shares.

No member of Noble Africa is required to contribute additional capital to, or loan any funds to, Noble Africa, except as otherwise provided in the Noble Africa Company Agreement, and no member is entitled to interest on its capital contribution except in connection with the achievement of the capital contribution payout set forth in the Noble Africa Company Agreement. No member has the right to withdraw all or any part of its capital contribution except as specifically provided in the Noble Africa Company Agreement.

Holders of Combined Company Common Stock will have no obligation to make additional capital contributions to the Combined Company, and shares of Combined Company Common Stock, once issued for full payment of the applicable purchase price, will be fully paid and non-assessable.

PRINCIPAL STOCKHOLDERS OF ENDRA AND THE COMBINED COMPANY

The following tables set forth information known to ENDRA regarding (i) the actual beneficial ownership of ENDRA’s common stock as September 25, 2026 (prior to the Merger) and (ii) the expected beneficial ownership of Combined Company Class A Common Stock and Class B Common Stock immediately following consummation of the Merger.

Pre-Merger Beneficial Ownership Table

The following table sets forth information regarding the beneficial ownership of ENDRA’s common stock as of September 25, 2026 by:

•
each person known by ENDRA to be the beneficial owner of 5% or more of ENDRA’s common stock;
•
each of ENDRA’s named executive officers and directors; and
•
all current executive officers and directors of ENDRA as a group pre-Merger.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate ownership for any other purpose. Under these rules, shares of stock which a person has the right to acquire (i.e., by the exercise of any option or warrant) within 60 days after September 25, 2026 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

The beneficial ownership of ENDRA prior to the Merger is based on 1,499,912 shares of ENDRA’s common stock issued and outstanding in the aggregate as of September 25, 2026. Unless otherwise noted below, the address of each person listed in the tables is c/o ENDRA Life Sciences Inc. at 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105. To ENDRA’s knowledge, each person listed below has sole voting and investment power over the shares shown as beneficially owned except to the extent jointly owned with spouses or otherwise noted below.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned
Louis Basenese	5,391	(1)	*
Anthony DiGiandomenico	158,007	(2)	9.9%
Michael Harsh	5,395	(3)	*
Alexander Tokman	26,935	(4)	*
Richard Jacroux	13,461		—
All directors and executive officers as a group (5 persons)	209,189		13.2%
5% Stockholders:
ATW Master Fund V LP	153,594	(5)	9.9%
John Carter Lipman	158,025	(6)	9.9%
ASP Isotopes Inc.	254,015	(7)	15.1%

* Less than one percent.

(1)
Consists of 5,385 shares of common stock and 6 shares of common stock issuable upon the exercise of options that are presently exercisable or becoming exercisable within 60 days of September 25, 2026.
(2)
Consists of 76,267 shares of common stock, 9 shares of common stock issuable upon the exercise of options that are presently exercisable or becoming exercisable within 60 days of September 25, 2026 and 81,731 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days of September 25, 2026. Does not include 38,685 shares of common stock issuable upon the exercise of warrants which are held by Mr. DiGiandomenico and are subject to a beneficial ownership limitation of 9.99%, which limitation restricts Mr. DiGiandomenico from exercising that portion of the warrants that would result in Mr. DiGiandomenico and his affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.
(3)
Consists of 5,386 shares of common stock, 9 shares of common stock issuable upon the exercise of options that are presently exercisable or becoming exercisable within 60 days of September 25, 2026.

(4)
Consists of 26,926 shares of common stock and 9 shares of common stock issuable upon the exercise of options that are presently exercisable or becoming exercisable within 60 days of September 25, 2026.
(5)
Represents shares of common stock held directly by ATW Master Fund V LP (the “Fund”). ATW Partners Opportunities Management, LLC (the “Adviser”) serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper are the control persons of the Adviser (the “Control Persons”, and collectively with the Fund and Adviser, the “ATW Parties”). By virtue of these relationships, the ATW Parties may be deemed to have shared voting and dispositive power with respect to the shares of common stock owned directly by the Fund. The Fund holds (i) 116,024 shares of common stock, (ii) certain warrants, and (iii) certain prefunded warrants, each of (ii) and (iii) can ultimately be exercised into shares of common stock, to the extent that, upon such conversion, the Fund, together with its affiliates, would not beneficially own in excess of 9.99% of the shares of common stock outstanding as a result of such conversion. Based on 1,499,912 shares of common stock outstanding as of September 25, 2026, 37,570 of such warrants and pre-funded warrants are exercisable within 60 days of September 25, 2026. The address of each of the ATW Parties is 1 Pennsylvania Plaza, Suite 4810, New York, NY 10119.
(6)
Represents 76,104 shares of common stock held directly by Mr. Lipman. Mr. Lipman also beneficially owns certain warrants, which can be exercised into shares of common stock, to the extent that, upon such conversion, Mr. Lipman, together with his affiliates, would not beneficially own in excess of 9.99% of the shares of common stock outstanding as a result of such conversion. Based on 1,499,912 shares of common stock outstanding as of September 25, 2026, 81,921 of such warrants are exercisable within 60 days of September 25, 2026. The address of Mr. Lipman is 570 Lexington Avenue, 40th Floor, New York, NY 10022. Shares reported as beneficially owned herein do not include pre-funded warrants to purchase shares of common stock, which, subject to certain exceptions, cannot be exercised until stockholder approval of Proposal No. 1, 2, 3 and 4 have been obtained.
(7)
Represents 66,846 shares of common stock and 187,169 shares of common stock underlying the Pre-Merger Financing Pre-Funded Warrants issued to LHE LNG Holdings LLC, a wholly owned subsidiary of ASP Isotopes in connection with the Pre-Merger Financing. The address of ASP Isotopes is 2200 Ross Avenue, Suite 4575E Dallas, Texas 75201. Shares reported as beneficially owned herein do not include additional pre-funded warrants and warrants to purchase shares of common stock, which, cannot be exercised until stockholder approval of Proposal Nos. 1, 2, 3 and 4 have been obtained.

Post-Merger Beneficial Ownership Table

The following table sets forth information regarding the expected beneficial ownership of shares of Class A Common Stock and Class B Common Stock immediately following the consummation of the Merger by:

•
each person who is expected to be the beneficial owner of more than 5% of the outstanding Class A Common Stock or Class B Common Stock following the consummation of the Merger;
•
each person who is expected to become an executive officer or a director of the Combined Company upon consummation of the Merger; and
•
all of the persons expected to become executive officers and directors of the Combined Company upon consummation of the Merger as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate ownership for any other purpose. Under these rules, shares of stock which a person has the right to acquire (i.e., by the exercise of any option or warrant) within 60 days after September 25, 2026 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

The beneficial ownership of the Combined Company prior to the Merger is based on 6,610,974 shares Class A Common Stock and 58,554,185 shares of Class B Common Stock expected to be issued and outstanding immediately following the consummation of the Merger. Unless otherwise noted below, the address of each person listed in the tables is c/o 2200 Ross Avenue, Suite 4575E Dallas, TX 75201.

Name of Beneficial Owners	Shares of Class A Common Stock	Percentage of Class A Common Stock	Shares of Class B Common Stock	Percentage of Class B Common Stock	Combined Voting Power(1)
Five Percent Holders of Company
ASP Isotopes Inc.(2)	1,735,161	26.2%	58,554,185	100%	98.9%
Directors and Executive Officers
Paul Mann	76,104	1.2%	—	—	*	%
Jeremy Patullo	—	—	—	—	—
Nick Mitchell	—	—	—	—	—
Anthony DiGiandomenico(3)	196,692	2.9%	—	—	*	%
Sipho N. Maseko	—	—	—	—	—
Robert Ryan(4)	15,221	* %	—	—	*	%
All Company directors and executive officers as a group (6 persons)	288,017	4.3%		—%	*	%

* Less than 1% of the outstanding shares.

(1)
Represents the voting power with respect to all shares of Class A Common Stock and Class B Common Stock outstanding, voting as a single class. Shares of Class A Common Stock are entitled to one vote per share, and shares of Class B Common Stock are entitled to 10 votes per share.
(2)
Consists of (i) 66,846 shares of Class A Common Stock held by the ASP Affiliate, which is a wholly owned subsidiary directly held by ASP Isotopes, (ii) 511,541 shares of Class A Common Stock issuable upon the exercise of the Pre-Merger Financing Pre-Funded Warrants, (iii) 1,156,774 shares of Class A Common Stock issuable upon the exercise of the Pre-Merger Financing Warrants, (iv) 3,054,185 shares of Class B Common Stock purchased by the ASP Isotopes in the Noble Investment and (v) 55,500,000 shares of Class B Common Stock issued to ASP Isotopes as Merger Consideration. Each of the ASP Affiliate and ASP Isotopes may be deemed to beneficially own securities of the Combined Company held by each other. Each such person and entity disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
(3)
Consists of 76,267 shares of common stock, 9 shares of common stock issuable upon the exercise of options that are presently exercisable or becoming exercisable within 60 days of the Closing of the Merger and 120,416 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days of the Closing of the Merger. The address for Mr. DiGiandomenico is c/o ENDRA Life Sciences Inc. at 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105.
(4)
Consists of 15,221 shares of Class A Common Stock purchased by 525 Lavender GP Investments Ltd. ("525 Lavender") in the Noble Investment. 525 Lavender is controlled by Robert Ryan, its director, who is expected to serve as a director of the Combined Company following the Merger. Mr. Ryan may be deemed to beneficially own securities of the Combined Company held by 525 Lavender. Mr. Ryan disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address for 525 Lavender is Bottomley Farmhouse, Gambles Lane, Woodmancote, Cheltenham, GL52 9PU, United Kingdom.

LEGAL MATTERS

K&L Gates LLP and Haynes and Boone, LLP will each pass upon the validity of certain securities offered by this proxy statement/prospectus. Haynes and Boone, LLP will pass upon certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of ENDRA Life Sciences Inc. as of December 31, 2025 and 2024, and for the years then ended, have been included herein and in the registration statement of which this proxy statement/prospectus forms a part in reliance upon the report of RBSM LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2025 consolidated financial statements contains an explanatory paragraph that states that ENDRA Life Sciences Inc.’s losses and negative cash flows from operations since inception raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of Renergen Limited (the “Group”) as of February 28, 2026 (Successor) and February 28, 2025 (Predecessor), and for periods from January 7, 2026 to February 28, 2026 (Successor) and from March 1, 2025 to January 6, 2026 (Predecessor) and for the year ended February 28, 2025 (Predecessor), included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO South Africa Incorporated, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Group’s ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

ENDRA is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains ENDRA’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

ENDRA also makes available free of charge on or through its website at https://ENDRAinc.com/ under the “Investors” menu, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after ENDRA electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and ENDRA are inactive textual references. Information included on these websites is not incorporated by reference into and does not constitute a part of this proxy statement/prospectus.

ENDRA has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the securities of the Combined Company to be issued in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about ENDRA and ENDRA’s securities. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

ENDRA has supplied all the information contained in this proxy statement/prospectus relating to ENDRA, and Noble Africa has supplied all information contained in this proxy statement/prospectus relating to ASP Isotopes, Noble Africa and Renergen.

If you are an ENDRA stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger or the ENDRA Stockholder Matters, including the procedures for voting your shares, you should contact ENDRA’s proxy solicitor, D.F. King & Co., Inc., at the following address and telephone number:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, NY 10005

Call Toll-Free: (800) 761-6521

Banks and Brokers Call: 212-771-1133

E-mail: ndra@dfking.com

OTHER MATTERS

Stockholder Proposals

Requirements for Stockholder Proposals to Be Considered for Inclusion in the Company’s Proxy Materials for the 2026 Annual Meeting. Stockholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the ENDRA 2026 annual meeting of stockholders must have been received by June 30, 2026. All proposals needed to have complied with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which lists the requirements for the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals must have been delivered to ENDRA’s Secretary at 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105.

Requirements for Stockholder Proposals to Be Brought Before the 2026 Annual Meeting of Stockholders. Notice of any director nomination or other business that you intend to present at ENDRA’s 2026 annual meeting of stockholders, but do not intend to have included in the proxy statement and form of proxy relating to ENDRA’s 2026 annual meeting of stockholders, must be delivered to ENDRA’s Secretary at 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105, not earlier than the close of business on August 11, 2026 and not later than the close of business on September 10, 2026 (provided that, if the date of ENDRA’s 2026 annual meeting of stockholders is more than 30 days before or more than 70 days after the first anniversary of ENDRA’s 2025 Annual Meeting, then such notice must be so delivered not earlier than the close of business on the 120th day prior to the 2026 annual meeting of stockholders and not later than the close of business on the later of the 90th day prior to the 2026 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2026 annual meeting of stockholders is first made by the Company). In addition, your notice must set forth the information required by ENDRA’s bylaws with respect to, among other things, each director nomination or the proposal of other business that you intend to present at ENDRA’s 2026 annual meeting of stockholders.

Universal Proxy Requirements. In addition to satisfying the foregoing requirements under ENDRA’s bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than ENDRA’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 10, 2026.

Householding of Proxy Statement/ Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for special meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the ENDRA Special Meeting, some banks, brokers and other nominee record holders will be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. ENDRA will promptly deliver a separate copy of the proxy statement to you if you contact ENDRA at the following address or telephone number: c/o ENDRA Life Sciences Inc. at 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105 or (734) 335-0468.

If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address or telephone number.

INDEX TO FINANCIAL STATEMENTS

ENDRA Life Sciences Inc.

Renergen Limited

RBSM LLP Houston Office: 7915 FM 1960 West, Ste. 220 Houston, Texas 77070 www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ENDRA Life Sciences Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ENDRA Life Sciences Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations, generated negative cash flows from operating activities, has an accumulated deficit and has stated that substantial doubt exists about Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Crypto Assets Held

Critical Audit Matter Description

Crypto assets are generally accessible only by the possessor of the unique private key relating to the digital wallet or node in which the crypto assets are held. Accordingly, private keys must be safeguarded and secured in order to prevent an unauthorized party from accessing the crypto assets within a digital wallet. The Company primarily holds crypto assets for its own use in wallets. The loss, theft, or otherwise compromise of access to the private keys required to access the crypto assets could adversely affect the Company’s ability to access the crypto assets within its environment. This could result in loss of crypto assets held.

We identified crypto assets held as a critical audit matter due to the nature and extent of audit effort required to obtain sufficient appropriate audit evidence to address the risks of material misstatement related to the existence and rights & obligations of crypto assets in the wallet. The nature and extent of audit effort required to address the matter includes significant involvement of more experienced engagement team members related to the matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to crypto assets held in wallet included the following, among others:

1.
We noted the controls within the Company’s private key management process including controls related to physical access, key generation, and segregation of duties across the processes.
2.
We tested the effectiveness of management’s reconciliation control of internal books and records to external blockchains.
3.
We independently obtained evidence from public blockchains to test the existence of crypto asset balances.
4.
We obtained confirmation from Custodian confirming the number of tokens held in the wallet as on the reporting date.
5.
We obtained evidence that management has control of the private keys required to access crypto assets held through observing the wallets signed in using selected private keys or through observing the movement of selected crypto asset transactions.
6.
We evaluated the reliability of audit evidence obtained from public blockchain

We applied auditor judgment in determining the nature and extent of audit evidence required, especially related to assessing the existence of the digital assets and whether the Company controls the digital assets. We evaluated the sufficiency and appropriateness of audit evidence obtained by assessing the results of procedures performed over the digital assets.

/s/ RBSM LLP

We have served as the Company’s auditor since 2015.

RBSM LLP

Houston, Texas

March 31, 2026

PCAOB ID Number 587

ENDRA Life Sciences Inc.

Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
Assets
Current Assets
Cash	$762,365	$3,229,480
Prepaid expenses	205,604	204,185
Total Current Assets	967,969	3,433,665
Non-Current Assets
Fixed assets, net	42,516	69,281
Right of use assets	461,949	578,013
Prepaid expenses, long term	365,417	365,417
Digital Assets	2,009,960	—
Other assets	5,986	5,986
Total Assets	$3,853,797	$4,452,362
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$621,578	$508,293
Lease liabilities, current portion	129,378	96,937
Total Current Liabilities	750,956	605,230

Long Term Debt
Lease liabilities	362,974	487,482
Warrant Liability	479,747	799,284
Total Long Term Debt	842,721	1,286,766
Total Liabilities	1,593,677	1,891,996
Commitments and Contingencies	—	—

Stockholders’ Equity
Series A Convertible Preferred Stock, $0.0001 par value; 10,000 shares authorized; 17.488 and 17.488 shares issued and outstanding, respectively	—	—
Series B Convertible Preferred Stock, $0.0001 par value; 1,000 shares authorized; no shares issued and outstanding	—	—
Series C Preferred Stock, $0.0001 par value; 100,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 1,000,000,000 shares authorized; 1,176,477 and 536,908 shares issued and outstanding, respectively	116	53
Additional paid in capital	112,725,513	105,998,412
Stock payable	—	—
Accumulated deficit	(110,465,509)	(103,438,099)
Total Stockholders’ Equity	2,260,120	2,560,366
Total Liabilities and Stockholders’ Equity	$3,853,797	$4,452,362

The accompanying notes are an integral part of these consolidated financial statements.

ENDRA Life Sciences Inc.

Consolidated Statements of Operations

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
Operating Expenses
Research and development	$1,849,996	$3,190,293
Sales and marketing	189,470	571,040
General and administrative	3,723,635	7,055,814
Total operating expenses	5,763,101	10,817,147

Operating loss	(5,763,101)	(10,817,147)

Other (expenses) income
Other income	71,224	108,484
Digital asset staking compensation	5,121	—
Change in fair value of digital assets	(995,161)	—
Warrant expense	(665,030)	(7,323,685)
Changes in fair value of warrant liability	319,537	3,447,737
Gain on settlement of warrant exercise	—	3,076,664
Total other expenses	(1,264,309)	(690,800)

Loss from operations before income taxes	(7,027,410)	(11,507,947)

Provision for income taxes	—	—

Net Loss	$(7,027,410)	$(11,507,947)

Net loss per share – basic and diluted	$(8.93)	$(56.94)

Weighted average common shares – basic and diluted	787,020	202,106

The accompanying notes are an integral part of these consolidated financial statements.

ENDRA Life Sciences Inc.

Consolidated Statements of Stockholders’ Equity

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common stock		Additional Paid in	Stock	Accumulated	Total Stockholders’
Year Ended December 31, 2023	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Equity
Balance as of December 31, 2023	141.397	$1	—	$—	5,937	$1	$97,583,906	$5,233	$(91,930,152)	$5,658,989

Preferred Stock conversion To Common Stock	(123.909)	(1)	—	—	5	—	1	—	—	—

Common Stock issued for Cash	—	—	—	—	3,671	—	1,148,470	—	—	1,148,470

Common Stock issued for Warrant Exercise	—	—	—	—	520,922	52	5,368,312	—	—	5,368,364

Common Stock issued for Cashless Warrant Exercise	—	—	—		6,327	—	1,320,567	—	—	1,320,567

Fair value of vested Common Stock	—	—	—	—	46	—	80,000	—	—	80,000

Fair value of vested Stock Options	—	—	—	—	—	—	491,924	—	—	491,924

Stock Payable Towards preference Dividend	—	—	—	—	—	—	5,233	(5,233)	—	—

Net loss	—	—	—	—	—	—	—	—	(11,507,947)	(11,507,947)

Balance as of December 31, 2024	17.488	$—	—	$—	536,908	$53	$105,998,412	$—	$(103,438,099)	$2,560,366

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common stock		Additional Paid in	Stock	Accumulated	Total Stockholders’
Year Ended December 31, 2025	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Equity
Balance as of December 31, 2024	17.488	$—	—	$—	536,908	$53	$105,998,412	$—	$(103,438,099)	$2,560,366
Common stock issued for cash	—	—	—	—	260,030	26	1,218,218	—	—	1,218,244
Common stock issued for fundraising	—	—	—	—	379,539	37	4,514,444	—	—	4,514,481
Fair value of vested advisory warrant	—	—	—	—	—	—	665,030	—	—	665,030
Fair value of vested stock options	—	—	—	—	—	—	143,122	—	—	143,122
Fair value of vested restricted stock units	—	—	—	—	—	—	186,287	—	—	186,287
Net loss	—	—	—	—	—	—	—	—	(7,027,410)	(7,027,410)
Balance as of December 31, 2025	17.488	$—	—	$—	1,176,477	$116	$112,725,513	$—	$(110,465,509)	$2,260,120

The accompanying notes are an integral part of these consolidated financial statements.

ENDRA Life Sciences Inc.

Consolidated Statements of Cash Flows

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
Cash Flows from Operating Activities
Net loss	$(7,027,410)	$(11,507,947)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	44,045	46,489
Fixed assets write off	—	8,808
Inventory reserve	—	2,387,134
Stock compensation expense	329,409	571,924
Amortization of right of use assets	113,249	159,683
Fair value of vested advisory warrant	665,030	—
Digital asset staking compensation	(5,121)	—
Changes in fair value of digital assets	995,161	—
Warrant Expense	—	7,323,685
Changes in fair value of warrant liability	(319,537)	(3,447,737)
Gain or Loss on Settlement of warrant exercise	—	(3,076,664)
Changes in operating assets and liabilities:
Decrease/(increase) in prepaid expenses	(1,419)	255,913
Decrease in inventory	—	235,731
Increase/(decrease) in accounts payable and accrued liabilities	113,287	(198,867)
Decrease in lease liability	(89,252)	(158,698)
Net cash used in operating activities	(5,182,558)	(7,400,547)

Cash Flows from Investing Activities
Purchases of fixed assets	(17,280)	(16,000)
Proceeds from sale of fixed assets	—	3,204
Purchase of Digital Intangible Assets	(3,000,000)	—
Net cash used in investing activities	(3,017,280)	(12,796)

Cash Flows from Financing Activities
Proceeds from fundraising activities	4,514,482	1,148,470
Proceeds from issuance of common stock for cash	1,218,241	5,368,364
Proceeds from issuance of common stock for cashless warrant exercise -	—	1,320,567
Repayment of loan	—	(28,484)
Net cash provided by financing activities	5,732,723	7,808,917

Net increase (decrease) in cash	(2,467,115)	395,573

Cash, beginning of period	3,229,480	2,833,907

Cash, end of period	$762,365	$3,229,480

Supplemental disclosures of cash items
Interest paid	$55,848	$31,910
Income tax paid	$—	$—

Supplemental disclosures of non-cash items
Stock dividend payable	$—	$(5,233)
Right of use asset	$461,949	$578,013
Lease liability	$492,352	$584,419
Cashless warrants	$—	$3,076,664

The accompanying notes are an integral part of these consolidated financial statements.

ENDRA Life Sciences Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Note 1 - Nature of the Business

ENDRA Life Sciences Inc. (“ENDRA” or the “Company”) is designing a medical device for accurate liver fat measurement for use in metabolic disease detection and management and GLP-1 drug eligibility and management in circumstances where other technologies are unavailable or impractical.

In 2025, the Company expanded its business strategy to include a Digital Asset Treasury (“DAT”) initiative, managed in collaboration with Arca Investment Management (“Arca”), which seeks to optimize capital preservation and generate non-dilutive returns through investments in decentralized finance (“DeFi”) assets. This financial strategy operates in tandem with the Company’s core medical technology mission: the commercialization of the TAEUS platform via a recurring subscription model, with a specific focus on the burgeoning GLP-1 and metabolic disease markets.

ENDRA was incorporated on July 18, 2007 as a Delaware corporation.

Note 2 - Summary of Significant Accounting Policies and Going Concern

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including inventory reserve, deferred income tax assets, accrued expenses, fair value of equity instruments, fair value of warrant liability and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Principles of Consolidation

The Company’s consolidated financial statements include all accounts of the Company and its consolidated subsidiaries and/or entities as of reporting period ending date(s) and for the reporting period(s) then ended. All inter-company balances and transactions have been eliminated.

Basis of Presentation

The financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These financial statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit, and other highly liquid investments with maturities of one year or less, when purchased, to be cash. Cash equivalents include investments in an institutional money market fund, which invests in U.S. Treasury bills, notes and bonds, and/or repurchase agreements, backed by such obligations. Carrying value approximates fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible. The Company maintains cash deposits at multiple banks to mitigate the risk associated with a failure of any specific bank.

Inventory

The Company’s inventory is stated at the lower of cost or estimated net realizable value, with cost primarily determined on a weighted-average cost basis on the first-in, first-out method. The Company periodically determines whether a reserve should be taken for devaluation or obsolescence of inventory.

In 2024, The Company determined that it needed to redesign its system so that it requires less space, is simpler to use and is more cost effective. Based on this, the Company performed a thorough assessment of the valuation of inventory as of December 31, 2024 and reserved 100% of the inventory. This reserve totaled $2,525,179 as of December 31, 2024. Our reserve was 5% of inventory, or $138,045 as of December 31, 2023.

Capitalization of Fixed Assets

The Company capitalizes expenditures related to property and equipment, subject to a minimum rule, that have a useful life greater than one year for: (1) assets purchased; (2) existing assets that are replaced, improved or the useful lives have been extended; or (3) all land, regardless of cost. Acquisitions of new assets, additions, replacements and improvements (other than land) costing less than the minimum rule in addition to maintenance and repair costs, including any planned major maintenance activities, are expensed as incurred.

Leases

Accounting Standards Update (“ASU”) No. 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest period presented in the financial statements. At December 31, 2025 and 2024 the Company recorded a right of use asset of $461,949 and $578,013, respectively. At December 31, 2025 and 2024 the Company recorded a lease liability of $492,352 and $584,419, respectively.

Digital Assets

The Company maintains a digital asset treasury strategy (“DAT Strategy”) under which it may acquire, hold, and deploy certain digital assets as part of its treasury and capital management activities. The Company’s digital assets consist primarily of [Bitcoin/Ethereum/other], which are recorded on the consolidated balance sheets as “Digital assets.”

Measurement of Digital Assets

Digital assets are accounted for as indefinite-lived intangible assets and, effective January 1, 2025, are measured at fair value in accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. The Company determines the fair value of its digital assets based on quoted market prices in active markets (Level 1 inputs) as of the reporting date.

Changes in the fair value of digital assets are recognized in the consolidated statements of operations within “Change in fair value of digital assets.” Realized gains and losses from the sale of digital assets are also recorded within this line item. Transaction costs associated with the acquisition or disposition of digital assets are expensed as incurred within operating expenses.

Digital Asset Staking

The Company may participate in staking activities whereby it validates transactions on blockchain networks and earns rewards in the form of additional digital assets.

Digital asset staking rewards are recognized as revenue within “Digital asset staking compensation” in the consolidated statements of operations when the Company has (i) performed the required validation services, (ii) earned the right to receive the rewards, and (iii) the amount can be reasonably estimated. Staking rewards are measured at the fair value of the digital assets received at the time they are earned.

Digital assets received from staking activities are initially recorded at fair value and subsequently included in the Company’s digital asset holdings, where they are remeasured at fair value at each reporting period.

Custody and Safeguarding

The Company utilizes third-party custodians to safeguard its digital assets. The Company recognizes digital assets on its balance sheet when it has control over the assets, including when assets are held by a custodian on the Company’s behalf.

Presentation

Digital assets are classified as noncurrent assets on the consolidated balance sheets unless management intends to sell them within one year. Changes in fair value and staking compensation are presented separately within operating income (loss), unless otherwise required by the nature of the Company’s operations.

Revenue Recognition

ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC Topic 606”) provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. The updated guidance introduces a five-step model to achieve its core principle of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under ASC Topic 606, in order to recognize revenue, the Company is required to identify an approved contract with commitments to perform respective obligations, identify rights of each party in the transaction regarding goods to be transferred, identify the payment terms for the goods transferred, verify that the contract has commercial substance and verify that collection of substantially all consideration is probable.

Research and Development Costs

The Company follows FASB Accounting Standards Codification (“ASC”) Subtopic 730-10, “Research and Development”. Research and development costs are charged to the statement of operations as incurred. During the years ended December 31, 2025 and 2024, the Company incurred $1,849,996 and $3,190,293 of expenses related to research and development costs, respectively.

Net Earnings (Loss) Per Common Share

The Company computes earnings per share under ASC Subtopic 260-10, “Earnings Per Share”. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted loss per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock (using the “treasury stock” method), unless their effect on net loss per share is anti-dilutive. There were 2,626,254 and 180,986 potentially dilutive shares, which include outstanding common stock options, and warrants, as of December 31, 2025 and 2024, respectively.

	December 31, 2025	December 31, 2024
Options to purchase common stock	236	278
Warrants to purchase common stock	2,478,848	180,707
Shares issuable upon conversion of Series A Convertible Preferred Stock	1	1
Restricted Stock Units	147,169	—
Potential equivalent shares excluded	2,626,254	180,986

Fair Value Measurements

Disclosures about fair value of financial instruments require disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value.

In accordance with ASC Topic 820, “Fair Value Measurements and Disclosures,” the Company measures certain financial instruments at fair value on a recurring basis. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial assets and liabilities, including cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses, and other current liabilities, approximate their fair values because of the short maturity of these instruments. The fair value of options and warrants is estimated using the Black-Scholes option pricing model or other appropriate valuation techniques. Key assumptions include expected volatility, risk-free interest rate, expected term, and dividend yield. These inputs are based on observable market data where available (Level 2) or, when necessary, management’s estimates (Level 3). Fair value measurements are reassessed at each reporting date, and any changes are reflected in the financial statements.

Share-based Compensation

The Company’s 2016 Omnibus Incentive Plan (the “Omnibus Plan”) permits the grant of stock options and other share-based awards to its employees, consultants and non-employee members of the board of directors. Each January 1 the pool of shares available for issuance under the Omnibus Plan automatically increases by an amount equal to the lesser of (i) the number of shares necessary such that the aggregate number of shares available under the Omnibus Plan equals 25% of the number of fully-diluted outstanding shares on the increase date (assuming the conversion of all outstanding shares of preferred stock and other outstanding convertible securities and exercise of all outstanding options and warrants to purchase shares) and (ii) if the board of directors takes action to set a lower amount, the amount determined by the board. On January 1, 2025, the pool of shares issuable under the Omnibus Plan automatically increased by 178,033. In addition, on December 9, 2025, the stockholders of ENDRA Life Sciences Inc. (the “Company”) approved the Second Amendment to the Company’s 2016 Omnibus Incentive Plan (the “Omnibus Plan Amendment”) at the 2025 Annual Meeting of the Company’s Stockholders (the “Annual Meeting”). That Amendment increased the pool of shares available for issuance by 3,200,000 shares of common stock. Due to these increases, the pool of shares issuable under the Omnibus Plan shares increased from 1,738 shares to 3,379,771 shares as of December 31, 2025. As of December 31, 2024, prior to such increase, there were 1,441 shares of common stock remaining available for issuance under the Omnibus Plan.

The Company records share-based compensation in accordance with the provisions of the Share-based Compensation Topic of the FASB Codification. The guidance requires the use of option-pricing models that require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model, and the resulting charge is expensed using the straight-line attribution method over the vesting period.

Stock compensation expense recognized during the period is based on the value of share-based awards that were expected to vest during the period adjusted for estimated forfeitures. The estimated fair value of grants of stock options and warrants to non-employees of the Company is charged to expense, if applicable, in the financial statements. These options vest in the same manner as the employee options granted under the stock incentive plan as described above. Accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has limited historical experience with forfeitures and were based on management’s estimates.

Going Concern

The Company’s financial statements are prepared using accounting principles generally accepted in the United States (“U.S. GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has limited commercial experience and had a cumulative net loss from inception to December 31, 2025 of $110,465,509. The Company had working capital of $217,013 as of December 31, 2025. The Company has not established an ongoing source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern and will require additional financing to fund its future planned operations, including research and development and commercialization of its products. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements for the year ended December 31, 2025 have been prepared assuming the Company will continue as a going concern, but the ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it establishes a revenue stream and becomes profitable. Management’s plans to continue as a going concern include raising additional capital through sales of equity securities and borrowing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be required to delay, reduce the scope of, or eliminate one or more of the Company’s research and development activities or commercialization efforts or perhaps even cease the operation of its business. The ability of the Company to continue as a going concern is dependent upon its ability to successfully secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Recent Accounting Pronouncements

The Company considered recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC, did not or in management’s opinion will not have a material impact on the Company’s present or future consolidated financial statements.

Note 3 - Inventory

As of December 31, 2025 and 2024, inventory consisted of raw materials, subassemblies to be used in the assembly of TAEUS systems, and finished goods. As of December 31, 2025 and 2024, the Company had no orders pending for the sale of a TAEUS system.

As of December 31, 2025 and 2024, the Company had recorded inventory reserves totaling $0 and $2,525,179, respectively.

As of December 31, 2025 and 2024, the Company had inventory valued at $0 and $0, respectively.

Note 4 - Fixed Assets

As of December 31, 2025 and 2024, fixed assets consisted of the following:

	December 31, 2025	December 31, 2024
Property, leasehold and capitalized software	$597,235	$579,954
TAEUS development and testing	125,151	125,151
Accumulated depreciation	(679,870)	(635,824)
Fixed assets, net	$42,516	$69,281

Depreciation expense for the years ended December 31, 2025 and 2024 was $44,045 and $46,489, respectively.

Note 5 - Accounts Payable and Accrued Liabilities

As of December 31, 2025 and 2024, current liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Accounts payable	$382,970	$269,683
Accrued payroll	70,971	63,140
Accrued employee benefits	5,750	5,750
Insurance premium financing and other accruals	161,887	169,720
Total	$621,578	$508,293

Note 6 - Bank Loans

Toronto-Dominion Bank Loan

On April 27, 2020, the Company entered into a commitment loan with TD Bank under the Canadian Emergency Business Account, in the principal aggregate amount of CAD 40,000, due and payable upon the expiration of the initial term on December 31, 2022, which was later extended to December 31, 2023. This note bears interest on the unpaid balance at the rate of zero percent (0%) per annum during the initial term. Under this note no interest payments are due until January 1, 2024. Under the conditions of the loan, twenty-five percent (25%) of the loan will be forgiven if seventy-five percent (75%) is repaid prior to the initial term date. As of December 31, 2023, the loan had a balance of CAD 40,000. The loan was fully repaid in 2024.

Note 7 - Capital Stock

Reverse Stock Splits

On August 16, 2024, the Company filed with the Secretary of State of the State of Delaware a certificate of amendment to its certificate of incorporation, which effectuated as of August 20, 2024 at 12:01 a.m. Eastern Time a reverse split of the Company’s common stock by a ratio of one-for-50 (the “August 2024 Reverse Stock Split”).

On November 4, 2024, the Company filed with the Secretary of State of the State of Delaware a certificate of amendment to its certificate of incorporation, which effectuated as of November 7, 2024 at 12:01 a.m. Eastern Time a reverse split of the Company’s common stock by a ratio of one-for-35 (the “November 2024 Reverse Stock Split”).

All per share amounts (including exercise prices) and number of shares in the consolidated financial statements and related notes have been retroactively restated to reflect both the August 2024 Reverse Stock Split and the November 2024 Reverse Stock Split.

The August 2024 Reverse Stock Split and the November 2024 Reverse Stock Split resulted in a proportionate adjustment to the per share conversion or exercise price and the number of shares of common stock issuable upon the conversion or exercise of outstanding preferred stock, stock options and warrants, as well as the number of shares of common stock eligible for issuance under the Omnibus Plan.

Capital Stock

At December 31, 2025, the authorized capital of the Company consisted of 1,010,000,000 shares of capital stock, comprised of 1,000,000,000 shares of common stock with a par value of $0.0001 per share, and 10,000,000 shares of preferred stock with a par value of $0.0001 per share. The Company has designated 10,000 shares of its preferred stock as Series A Convertible Preferred Stock (“Series A Preferred Stock”), 1,000 shares of its preferred stock as Series B Convertible Preferred Stock (“Series B Preferred Stock”), 100,000 shares of its preferred stock as Series C Preferred Stock, and the remainder of the 9,889,000 preferred shares remain authorized but undesignated.

As of December 31, 2025, there were 1,176,477 shares of common stock (which excludes both the 69 unvested shares of restricted stock described in Note 8 below, the 1 share of common stock into which the outstanding shares of Series A Preferred Stock are convertible and does include 12,857 shares of common stock due to exercise of warrants and 6 shares issued but held in treasury), 17.488 shares of Series A Preferred Stock, and no shares of Series B Preferred Stock or Series C Preferred Stock issued and outstanding, and a stock payable balance of $0.

During the year ended December 31, 2025, the Company issued a total of 639,569 shares of its common stock, as follows:

Private Placement offering (described below):

•
379,539 shares of its common stock (along with 364,801 Prefunded Warrants and 1,488,680 Warrants) in return for aggregate net proceeds of $4,514,482;

Other issuances:

•
249,994 shares of its common stock in return for aggregate net proceeds of $1,152,682 under the February 2024 ATM Agreement
•
10,036 shares of its common stock in return for aggregate net proceeds of $65,559 under the February 2024 ATM Agreement

During the year ended December 31, 2024, the Company issued a total of 530,971 shares of its common stock, as follows:

Private placement (described below):

•
3,490 shares of its common stock in return for aggregate net proceeds of $728,503 under the Placement Agreement;
•
31,666 shares of its common stock upon exercise of pre-funded warrants for aggregate net proceeds of $6,609,831 under the Placement Agreement (includes net proceeds from sale and exercise of pre-funded warrants);

Other issuances:

•
68 shares of its common stock upon warrant exercises for aggregate net proceeds of $77,419;
•
181 shares of its common stock in return for aggregate net proceeds of $419,967 under the June 2021 ATM Agreement;
•
5 shares of its common stock upon conversion of 123.909 shares of its Series A Preferred Stock;
•
46 shares of the previously issued restricted common stock vested (which were issued for services and valued at $80,000); and
•
39 shares of common stock issued as beneficial round up shares as a result of our reverse stock splits.

Series B warrant exercises:

•
495,476 shares of its common stock upon cashless exercises of Series B Warrants.

Recent Offerings

On October 15, 2025, the Company closed a private placement offering (the “Private Placement”) of an aggregate of 744,340 shares of its common stock, or prefunded warrants in lieu thereof, and warrants to purchase an aggregate of up to 1,488,680 shares of common sock at a per share exercise price of $6.32 (or $6.81 in respect of warrants purchased by a member of the Company’s board of directors), for net proceeds of $4,514,482.

On June 4, 2024, the Company entered into a placement agency agreement (the “Placement Agreement”) with Craig-Hallum Capital Group LLC (the “Placement Agent”) pursuant to which the Placement Agent served, on a best efforts basis, in connection with the issuance and sale (the “Offering”) of 3,490 shares of common stock and 31,674 pre-funded warrants to purchase up to an aggregate of 31,666 shares of common stock (the “pre-funded warrants”), together with Series A warrants to purchase up to an aggregate of 178,255 shares of common stock (the “Series A Warrants”) and Series B warrants to purchase up to an aggregate of 178,255 shares of common stock (the “Series B Warrants” and, together with the Series A Warrants, the “Series Warrants”). The common stock, pre-funded warrants and Series Warrants were sold in a fixed combination, with each share of common stock or pre-funded warrant accompanied by a Series A Warrant to purchase one share of common stock and a Series B Warrant to purchase one share of common stock. In connection with the Offering, the Company also issued to the Placement Agent warrants (“Placement Agent Warrants”) to purchase up to 1,758 shares of common stock. The Offering closed on June 5, 2024. The purchase price of each share of common stock and accompanying Series Warrants was $227.50 and the purchase price of each pre-funded warrant and accompanying common warrants was $227.325.

The Company received net proceeds from the Offering, after deducting offering expenses payable by the Company, of $7,338,333.

The Offering was made pursuant to the Company’s registration statement on Form S-1 (File No. 333-278842), declared effective by the SEC on June 4, 2024.

The Series Warrants were first exercised in connection with effectiveness of the amendment to the Company’s certificate of incorporation filed for the August 2024 Reverse Stock Split (the “Initial Exercise Date”). Each Series A Warrant will expire five years from the Initial Exercise Date. Each Series B Warrant will expire two and one-half years from the Initial Exercise Date.

In addition, the Series Warrants include a provision that resets their respective exercise prices in the event of a reverse split of the Company’s common stock to a price equal to the lesser of (i) the then current exercise price and (ii) lowest volume weighted average price (“VWAP”) during the period commencing five trading days immediately preceding and the five trading days commencing on the date the Company effects a reverse stock split, (such lower price, the “Floor Price”), provided that such Floor Price shall not be lower than $0.0434 (subject to adjustment for reverse and forward splits, recapitalizations and similar transactions), with a proportionate adjustment to the number of shares underlying the Series Warrants. The effect of the Company’s August 2024 and November 2024 reverse splits are that the number of shares underlying the Series A Warrants and Series B Warrants totaled 178,255 each.

Subject to certain exceptions, the Series A Warrants provide for an adjustment to the exercise price and number of shares underlying the Series A Warrants upon the Company’s issuance of Common Stock or Common Stock equivalents at a price per share that is less than the exercise price of the Series A Warrants, provided that such adjusted price shall be no less than $75.95.

Under the alternate cashless exercise option of the Series B Warrants, the holder of a Series B Warrant has the right to receive an aggregate number of shares equal to the product of (x) the aggregate number of shares of common stock that would be issuable upon a cashless exercise of the Series B Warrant using $1.75 as the exercise price for that purpose and (y) 3.0.

A holder does not have the right to exercise any portion of the Series A Warrants or Series B Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of the Company’s common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants and Series B Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Pursuant to the Placement Agreement, in addition to the Placement Agent Warrants described above, the Company paid the Placement Agent a cash placement fee equal to 7.0% of the aggregate gross proceeds raised in the Offering. The Company reimbursed expenses of the Placement Agent in connection with the Offering, including but not limited to legal fees, of $100,000. The Placement Agent Warrants have an expiration date of three and one-half years from the Initial Exercise Date and were immediately exercisable upon issuance.

At-the-Market Equity Offering Programs

On June 21, 2021, the Company entered into the At-The-Market Issuance Sales Agreement with Ascendiant (the “June 2021 ATM Agreement”) to sell shares of common stock for aggregate gross proceeds of up to $20.0 million, from time to time, through an “at-the-market” equity offering program under which Ascendiant acts as sales agent. Prior to its replacement by the February 2024 ATM Agreement (as defined below), under the June 2021 ATM Agreement the Company issued an aggregate of 1,547 shares of common stock in return for net proceeds of $11,407,240, resulting in $354,527 of compensation paid to Ascendiant. On February 14, 2024, the Company entered into a new At-The-Market Issuance Sales Agreement with Ascendiant (the “February 2024 ATM Agreement”) to sell shares of common stock for aggregate gross proceeds of up to $6.2 million, which replaced the June 2021 ATM Agreement. As of December 31, 2025, the Company had sold 249,994 shares of common stock in return for net proceeds of $1,152,682, resulting in $35,953 of compensation paid to Ascendiant under the February 2024 ATM Agreement. On October 29, 2025, the Company entered into an At-The-Market Issuance Sales Agreement with Lucid, as sales agent (“Lucid”), pursuant to which the Company may offer and sell, from time to time through Lucid, shares of Common Stock for aggregate gross proceeds of up to $1,750,000 (the “October 2025 ATM Agreement”). In the month of December 2025, the Company sold 10,036 shares of common stock in return for net proceeds of $65,559, resulting in $2,028 of compensation paid to Lucid under the October 2025 ATM Agreement. As of December 31, 2025, the Company had sold 260,036 shares through ATM Agreement.

Note 8 - Common Stock Options, Restricted Stuck Units and Restricted Stock

Common Stock Options

Stock options are awarded to the Company’s employees, consultants and non-employee members of the board of directors under the Omnibus Plan and are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. There were no issuances of stock options in the year ended December 31, 2025. A summary of option activity under the Company’s Omnibus Plan as of December 31, 2025, and changes during the year then ended, is presented below:

			Weighted
			Average
		Weighted	Remaining
	Number of Options	Average Exercise Price	Contractual Term (Years)
Balance outstanding at December 31, 2024	278	$30,628.90	5.35
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled or expired	(42)	40,669.17	—
Balance outstanding at December 31, 2025	236	$28,842.08	3.16
Exercisable at December 31, 2025	216	$30,862.14	2.80

Restricted Stock Units

On June 11, 2025, the Company granted a total of 161,527 restricted stock units (“RSUs”) under its Omnibus Plan. The fair value per share (closing stock price) was $3.37. The grants included both standard RSUs issued to members of the Board of Directors and performance-based RSUs (“PBRSUs”) issued to employees. The PBRSUs were subject to both service and performance vesting conditions. In March 2026, the Board of Directors modified the terms of the PBRSUs to remove the performance-vesting conditions and to provide that the RSUs would vest in full upon the one-year anniversary of the grant date.

During the year ended December 31, 2025, the Company recognized $186,287 in stock-based compensation expense related to these RSU and PBRSU grants. This expense is included in total operating expenses in the condensed consolidated statements of operations.

Unrecognized stock-based compensation expense related to these RSUs will be recognized over the remaining vesting period, which is one year for standard RSUs and subject to performance conditions for PBRSUs. As of December 31, 2025, the total compensation expense to be recognized in future periods is $309,672 over the next two years.

Restricted Common Stock

On November 30, 2023, the Company issued 115 shares of restricted common stock (the “Restricted Stock”) of the Company to PatentVest, Inc. (“PatentVest”) pursuant to a Restricted Stock Agreement and Consulting Services Agreement, each with PatentVest, in exchange for certain services related to the Company’s patent portfolio. The fair value of the Restricted Stock was determined to be $200,485 using the market price of the stock on the date of the issuance. The Restricted Stock is subject to a vesting schedule pursuant to the Restricted Stock Agreement and the shares may not be sold, assigned, transferred, pledged, hypothecated, disposed of or otherwise encumbered prior to becoming vested. During the year ended December 31, 2025, the Company recorded as vested 46 shares valued at $80,000. The Restricted Stock is subject to a vesting schedule pursuant to the Restricted Stock Agreement and the shares may not be sold, assigned, transferred, pledged, hypothecated, disposed of or otherwise encumbered prior to becoming vested. No services were provided by PatentVest, Inc. in the period ended December 31, 2025.

Note 9 - Common Stock Warrants

As described above in “Recent Offerings” (Note 7), in 2025, the Company issued 364,801 pre-funded warrants to purchase an equivalent number of shares of common stock together with Warrants to purchase 1,488,680 shares of common stock at an exercise price of $6.32 per share. In 2024, the Company issued 31,674 pre-funded warrants to purchase up to an aggregate of 31,666 shares of common stock, together with Series A Warrants to purchase up to an aggregate of 178,255 shares of common stock and Series B Warrants to purchase up to an aggregate of 178,255 shares of common stock.

Additionally, the Series B Warrants contain an alternative cashless exercise option whereby the holder of a Series B Warrant has the right to receive an aggregate number of shares equal to the product of (x) the aggregate number of shares of common stock that would be issuable upon a cashless exercise of the Series B Warrant using $1.75 (after adjustment) as the exercise price for that purpose and (y) 3.0.

In connection with the 2025 Private Placement, the Company also issued placement agent warrants (“Placement Agent Warrants” to purchase up to 44,660 shares of common stock at an exercise price of $9.47 per share. Additionally, and as part of the DAT strategy, the Company issued to its investment advisor warrants to purchase an aggregate of 400,000 shares of Common Stock (the “Advisory Warrants”). Advisory Warrants in respect of 100,000 shares are exercisable immediately for an exercise price equal to $6.95. Advisory Warrants in respect of 300,000 shares become exercisable in the event that AUM exceeds certain thresholds within six or nine months following the closing, at exercise prices ranging from $6.95 to $7.50.

In connection with the 2024 Offering, the Company also issued placement agent warrants (“Placement Agent Warrants” and, together with the pre-funded warrants and the Series Warrants, the “Warrants”) to purchase up to 1,758 shares of common stock. The purchase price of each share of common stock and accompanying Series Warrants was $227.50 and the purchase price of each pre-funded warrant and accompanying Series Warrants was $227.325.

Warrant Exercises

On May 2, 2023, the Company conducted a registered offering in which the Company issued 1,232 warrants to purchase shares of common stock for an exercise price per share equal to $2,450. The warrants expire May 2, 2028. In December 2023, the Board approved a temporary reduction of the exercise price per share from $2,450 to $1,225. The Company also issued to the underwriter and its designees warrants exercisable for an aggregate of 172 shares of common stock for an exercise price per share equal to $2,625. The warrants expire November 2, 2026. During the year ended December 31, 2024, the Company issued a total of 67 shares of its common stock upon warrant exercises for aggregate net proceeds of $83,233.

Between June 4, 2024 and June 7, 2024, 31,674 pre-funded warrants were exercised. The company issued a total of 31,666 shares of its common stock upon the cash exercises of 25,339 pre-funded warrants and cashless exercises of 6,327 pre-funded warrants for aggregate net proceeds of $6,609,831 (includes net proceeds from sale and exercise of pre-funded warrants). The remaining 8 pre-funded warrants were used to satisfy the exercise price under the warrants’ cashless exercise provision.

Between August 19, 2024 and December 31, 2024, the Company issued a total of 495,476 shares of its common stock upon the alternate cashless exercise of 177,987 Series B Warrants.

During the year ended December 31, 2025, no warrants were exercised.

The following table summarizes all stock warrant activity of the Company for the year ended December 31, 2025 :

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)
Balance outstanding at December 31, 2024	180,707	$85.38	4.58
Issued	2,298,141	5.49	3.66
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Balance outstanding at December 31, 2025	2,478,848	$11.31	3.66
Exercisable at December 31, 2025	2,178,848	$11.91	3.77

Common Stock Warrants

As described above in “Recent Offerings” (Note 7), the Company issued 1,488,680 warrants in 2025 and 178,255 Series A Warrants and 178,255 Series B Warrants in 2024. Additionally, in 2025, the Company issued 44,660 Placement Agent Warrants and 400,000 Advisor Warrants. The Company evaluates the warrants described above in accordance with ASC 815, “Derivatives and Hedging,” including the guidance in ASC 815-40. Warrants that do not meet the criteria for equity classification are recorded as liabilities at fair value. Accordingly, the Company classifies the warrants issued in 2025 as equity and the warrants issued in the 2024 offering as liabilities.

Warrants classified as liabilities are remeasured at fair value at each balance sheet date until exercised or expired, with changes in fair value recognized in the statement of operations. During the years ended December 31, 2025 and 2024, the Company recognized a gain of $116,137 and $3,447,737, respectively, related to the change in fair value of warrant liabilities.

Measurement

The Company established the initial fair value for the Series Warrant liability on August 20, 2024, the date the Series Warrants were initially exercisable. Upon exercise, the instrument is marked to its fair value upon exercise, and the shares delivered are recorded at fair value in the Company’s statement of stockholders’ equity. The warrant liability was valued based on the following inputs for the warrants:

Input	December 31, 2025 (Initial Measurement)	December 31, 2024
Exercise price	$6.32 - $75.95	$28.70 and $1.75
Stock price	$4.53 and $7.41	$7.26
Volatility	140.44% - 163.82%	131% and 167%
Discount rate	3.47% - 3.63%	4.36%
Dividends	—	—
Expected life (years)	1.13 - 5.01	4.64

Note 10 - Digital Assets

The Company holds digital assets as part of its treasury strategy. As of December 31, 2025, the Company’s digital asset holdings consist of HYPE tokens.

Initial Purchase

On October 23, 2025, the Company purchased approximately 78,863.1 HYPE tokens for an aggregate cost of $3.0 million.

Accounting Policy

The Company accounts for its digital assets in accordance with ASC 350-60, Accounting for and Disclosure of Crypto Assets. Digital assets are measured at fair value each reporting period, with changes in fair value recognized in earnings.

Fair value is determined using observable market prices derived from active trading venues. The Company uses the market price reported in custody statements provided by Anchorage Digital Bank, the Company’s digital asset custodian.

Digital Asset Balance

December 31, 2025
Digital assets at fair value	$2,009,960
Unrealized gain (loss) recognized in earnings	$(995,161)

Staking Activities

The Company participates in staking activities related to its HYPE holdings. Staking rewards represent additional tokens earned from participation in blockchain validation activities.

Staking rewards are recognized as income when the Company obtains control of the tokens, which occurs when the tokens are credited to the Company’s custody account. The rewards are measured at fair value at the time of receipt.

For the year ended December 31, 2025, the Company recognized $5,121 of staking reward income, which is included in Other Income in the consolidated statements of operations.

Note 11 - Related Party Transactions

In September 2024 the Company began using IS Bookkeeping & Payroll which is a division of Impact Solve, LLC (dba Impact Solutions) an accounting and chief financial officer service firm. As described below in note 11, the Company’s Chief Financial Officer works in a part-time capacity for the Company through Impact Solutions. In 2025 and 2024, IS Bookkeeping & Payroll provided human resources and payroll processing services to the Company totaling $31,635 and $18,693, respectively.

In October 2025, the Company conducted a private placement offering in which the Company sold 70,822 shares of common stock and warrants exercisable for 141,644 shares of common stock to Anthony DiGiandomenico at a combined price of $7.06 per share and two warrants.

Note 12 - Commitments and Contingencies

Office Lease

Effective January 1, 2015, the Company entered into an office lease agreement with Green Court, LLC, a Michigan limited liability company, for approximately 3,657 rentable square feet of space, for the initial monthly rent of $5,986, which commenced on January 1, 2015 for an initial term of 60 months. On October 10, 2017, this lease was amended increasing the rentable square feet of space to 3,950 and the monthly rent to $7,798.

On March 15, 2021, the Company entered into an amendment to the lease, increasing the total rentable square feet to 7,198, increasing the initial monthly rent to $15,452 effective May 2021, and extending the term of the lease to December 31, 2025.

On December 1, 2024, the Company entered into an amendment to the lease, decreasing the total rentable square feet to 6,513, decreasing the initial monthly rent to $15,278 effective March 2025 (after three months of no rent) and extending the term of the lease to March 31, 2029.

The Company records the lease asset and lease liability at the present value of lease payments over the lease term. The lease typically does not provide an implicit rate; therefore, the Company uses its estimated incremental borrowing rate at the time of lease commencement to discount the present value of lease payments. The Company’s discount rate for operating leases at December 31, 2025 was 10%. Lease expense is recognized on a straight-line basis over the lease term to the extent that collection is considered probable. As a result, the Company has been recognizing rents as they become payable based on the adoption of ASC Topic 842. The weighted-average remaining lease term is 3.17 years.

As of December 31, 2025, the maturities of operating lease liabilities are as follows:

Operating
Lease
2026	172,790
2027 and beyond	407,176
Total	579,966
Less: amount representing interest	(87,614)
Present value of future minimum lease payments	492,352
Less: current obligations under leases	(129,378)
Long-term lease obligations	362,974

For the years ended December 31, 2025 and 2024, the Company incurred rent expenses of $176,822 and $203,265, respectively.

Employment and Consulting Agreements

Alexander Tokman - Effective August 13, 2024, the Board appointed Alexander Tokman as the Company’s Chief Executive Officer and Chairman of the Board of Directors. In connection with his appointment, Mr. Tokman and the Company entered into an employment agreement, dated August 13, 2024 (the “Employment Agreement”). Mr. Tokman’s employment with the Company is “at will” and may be terminated by him or the Company at any time and for any reason. Pursuant to the Employment Agreement, Mr. Tokman will receive an annual base salary of $300,000, subject to adjustment at the Board’s discretion. Mr. Tokman is also eligible for an annual cash bonus based upon the achievement of performance-based objectives established by the Board of Directors. If Mr. Tokman’s employment is terminated by the Company without cause (as defined in the Omnibus Plan), if Mr. Tokman resigns for good reason (as defined in the Employment Agreement), or if Mr. Tokman’s employment ends following the hiring no later than February 13, 2026 of a replacement chief executive officer whom Mr. Tokman assists in recruiting, Mr. Tokman will be entitled to receive, subject to his execution of a standard release agreement, 12 months’ continuation of his current base salary and a lump sum payment equal to 12 months of continued healthcare coverage (or 24 months’ continuation of his current base salary and a lump sum payment equal to 24 months of continued healthcare coverage if such termination occurs within one year following a change in control). Additionally, under the Employment Agreement, Mr. Tokman is eligible to receive benefits that are substantially similar to those of the Company’s other senior executive officers.

Richard Jacroux - On August 7, 2024, the Company’s Board of Directors appointed Richard Jacroux as Chief Financial Officer. Mr. Jacroux works in a part-time capacity for the Company through Impact Solve, LLC (dba Impact Solutions) an accounting and chief financial officer service firm. The Company pays Impact Solutions a base monthly fee of $8,650 plus expenses in respect of his services to the Company and any hours worked in excess of 20 hours per week are paid at a rate of $150 per hour.

Litigation

From time to time the Company may become a party to litigation in the normal course of business. During the year ended December 31, 2025, the Company recognized $10,000 of expense related to certain minor legal matters.

Note 13 - Income Taxes

The components of earnings before income taxes for the years ended December 31, 2025 and 2024 were as follows:

	For the Years Ended December 31,
	2025	2024
Income (loss) before income taxes
Domestic	(6,465,510)	(10,434,200)
Foreign	(561,900)	(1,073,800)
Total income (loss) before income taxes	$(7,027,410)	$(11,508,000)

Income tax provision (benefit) consists of the following for the years ended December 31, 2025 and 2024:

For the Years Ended December 31,
	2025	2024
Income tax provision (benefit):
Current
Federal	—	—
State	—	—
Foreign	—	—
Total Current	—	—
Deferred
Federal	—	—
State	—	—
Foreign	—	—
Total Deferred	—	—
Total income tax provision (benefit)	$—	$—

A reconciliation of the income tax provision (benefit) by applying the statutory United States federal income tax rate to income (loss) before income taxes is as follows:

	For the Years Ended December 31,
	2025		2024
Rate Reconciliation
Expected tax at statutory rates	$(1,475,800)	21%	$(2,416,700)	21%
Permanent Differences	$66,000	(1)%	(157,900)	1%
State Income Tax, Net of Federal benefit	$(760,700)	11%	(822,500)	4%
State Rate Change-Federal Impact	$(197,600)	3%	(42,300)	—%
State Rate Change Adjustment	$941,000	(13)%	201,300	—%
Foreign taxes at rate different than US Taxes	$(21,200)	—%	(58,900)	—%
Current Year Change in Valuation Allowance	$1,910,700	(27)%	3,411,100	(26)%
Prior Year True-Ups	$(462,400)	7%	(114,100)	—%
Income tax provision (benefit)	$—	—%	$—	—%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences, which give rise to a net deferred tax asset is as follows:

	For the Years Ended December 31,
	2025	2024
Deferred Tax Assets/(Liab.) Detail
Deferred Tax Assets (Liabilities):
Stock Based Comp	$1,656,200	1,546,000
Accrued Bonus	$74,300	17,100
Accrued Expenses	$35,200	36,000
Depreciation	$7,000	900
ROU (Asset)	$(280,600)	(148,800)
ROU Liability	$285,400	150,400
Changes in fair value of digital asset	$260, 100	—
Capitalized R&D	$1,378,400	1,967,800
R&D Credit	$29,800	29,800
Net Operating Losses (US)	$21,572,500	19,647,500
Net Operating Losses (Foreign)	$1,466,200	1,327,000
Net deferred tax assets (liabilities)	26,484,500	24,573,700
Valuation allowance	(26,484,500)	(24,573,700)
Net deferred tax assets (liabilities)	$—	$—

The domestic U.S. net operating loss carryforward increased from $70,976,189 at December 31, 2024 to $77,880,679 at December 31, 2025. After consideration of all the evidence, both positive and negative, management has recorded a full valuation allowance at December 31, 2025 and 2024, due to the uncertainty of realizing the deferred income tax assets. Out of the $77,880,679 net operating losses carry forward, $16,012,698 will begin to expire in 2028 and $61,867,981 will have an indefinite life. The Company’s Total State net operating losses also increased from $94,278,557 at December 31, 2024 to $101,674,023 at December 31, 2025. The State net operating losses will began to expire in 2028. There are also net operating losses from Canada, France, Germany, Netherlands and UK total to 6,060,699 as of December 31, 2025.

The Internal Revenue Code includes a provision, referred to as Global Intangible Low-Taxed Income (“GILTI”), which provides for a 10.5% tax on certain income of controlled foreign corporations. We have elected to account for GILTI as a period cost if and when occurred, rather than recognizing deferred taxes for basis differences expected to reverse.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. U.S. federal income tax returns for 2022 and after remain open to examination. We and our subsidiaries are also subject to income tax in multiple states and foreign jurisdictions. Generally, foreign income tax returns after 2022 remain open to examination. No income tax returns are currently under examination. As of December 31, 2025 and 2024, the Company does not have any unrecognized tax benefits, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the years ended December 31, 2025 and 2024, there were no penalties or interest recorded in income tax expense.

Note 14 - Segment Reporting

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources in assessing performance. The Company has one reportable segment: biotech. The biotech segment consists of the development of clinical and preclinical product candidates for the development of the Company’s proprietary new enhanced thermoacoustic technology platform. The Company’s chief operating decision maker (“CODM”) is the chief executive officer.

The accounting policies of the biotech segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the biotech segment based on net loss, which is reported on the income statement as consolidated net loss. The measure of segment assets is reported on the balance sheet as total consolidated assets.

To date, the Company has not generated any product revenue. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future as it advances product candidates through all stages of development and clinical trials and, ultimately, seek regulatory approval.

As such, the CODM uses cash forecast models in deciding how to invest into the biotech segment. Such cash forecast models are reviewed to assess the entity-wide operating results and performance. Net loss is used to monitor budget versus actual results. Monitoring budgeted versus actual results is used in assessing performance of the segment and in establishing management’s compensation, along with cash forecast models.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2025, and 2024:

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Operating Expenses
Research and development	$1,849,996	$3,190,293
Sales and marketing	$189,470	$571,040
General and administrative	$3,723,635	$7,055,814
Total operating expenses	$5,763,101	$10,817,147

Operating loss	$(5,763,101)	$(10,817,147)
Other segment items (a)	$(1,264,309)	$(690,800)

Net loss	$(7,027,410)	$(11,507,947)

Reconciliation of net loss
Adjustments and reconciling items	—	—
Consolidated net loss	$(7,027,410)	$(11,507,947)

(a)
Other segment items included in segment loss includes digital asset staking compensation, changes in digital assets, warrant expense, changes in warrant liability, gain on settlement of warrant liability and interest income.

Note 15 - Subsequent Events

The Company has evaluated events through March 31, 2026, the filing date of this Annual Report on Form 10-K and determined that there have been no additional subsequent events that occurred that would require adjustments to our disclosures in the consolidated financial statements, other than the following:

On February 23, 2026, the Company completed a sale and transfer of $150,000 of digital assets to fund ongoing operations.

On February 26, 2026, the Company issued a total of 64,274 shares of its common stock in return for aggregate net proceeds of $263,748 under the October 2025 ATM Agreement, which takes into account $8,154 in compensation paid to Lucid.

On March 16, 2026, the Company completed a sale and transfer of $150,000 of digital assets to fund ongoing operations.

On March 19, 2026, the Company implemented a reduction in workforce as part of efforts to extend its cash runway and align resources with its strategic priorities. In connection with this action, the Company expects to incur pre-tax cash charges of approximately $51,282 related to severance payments, which are expected to be recognized in the first quarter of 2026.

On March 25, 2026, the Company announced that it had initiated a process to evaluate a range of strategic alternatives aimed at maximizing shareholder value. The Company continues to evaluate these alternatives; however, there can be no assurance as to the outcome or timing of this process.

ENDRA Life Sciences Inc.

Condensed Consolidated Balance Sheets

	June 30, 2026	December 31, 2025
	(Unaudited)
Assets
Current Assets
Cash	$1,739,943	$762,365
Restricted cash	3,800,003	—
Prepaid expenses	47,064	205,604
Total Current Assets	5,587,010	967,969
Non-Current Assets
Fixed assets, net	43,538	42,516
Right of use assets	400,717	461,949
Prepaid expenses, long term	—	365,417
Digital Assets	1,904,954	2,009,960
Other assets	5,986	5,986
Total Assets	$7,942,205	$3,853,797

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$647,934	$621,578
Lease liabilities, current portion	138,644	129,378
Total Current Liabilities	786,578	750,956

Long Term Debt
Lease liabilities	290,630	362,974
Warrant Liability	555,306	479,747
Total Long Term Debt	845,936	842,721

Total Liabilities	1,632,514	1,593,677
Commitments and Contingencies	—	—

Stockholders’ Equity
Series A Convertible Preferred Stock, $0.0001 par value; 10,000 shares authorized; 17.488 and 17.488 shares issued and outstanding, respectively	—	—
Series B Convertible Preferred Stock, $0.0001 par value; 1,000 shares authorized; no shares issued and outstanding	—	—
Series C Convertible Preferred Stock, $0.0001 par value; 100,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 1,000,000,000 shares authorized; 1,499,838 and 1,176,477 shares issued and outstanding, respectively	148	116
Additional paid in capital	117,999,522	112,725,513
Receivable related to employee equity awards	(72,981)	—
Accumulated deficit	(111,616,998)	(110,465,509)
Total Stockholders’ Equity	6,309,691	2,260,120
Total Liabilities and Stockholders’ Equity	$7,942,205	$3,853,797

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENDRA Life Sciences Inc.

Condensed Consolidated Statement of Operations

(Unaudited)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating Expenses
Research and development	$233,665	$381,061	$1,010,075	$909,746
Sales and marketing	5,813	68,834	10,091	137,825
General and administrative	1,243,778	851,195	2,636,838	1,722,801
Total operating expenses	1,483,256	1,301,090	3,657,004	2,770,372

Operating loss	(1,483,256)	(1,301,090)	(3,657,004)	(2,770,372)

Other Income (Expenses)
Other income (expense)	(45)	13,066	306	37,456
Digital asset staking compensation	9,700	—	20,760	—
Unrealized gain on change in fair value of digital assets	1,290,892	—	2,029,068	—
Realized gain on change in fair value of digital assets	409,355	—	530,940	—
Changes in fair value of warrant liability	(66,702)	62,112	(75,559)	470,674
Total other income	1,643,200	75,178	2,505,515	508,130

Income/(loss) from operations before income taxes	159,944	(1,225,912)	(1,151,489)	(2,262,242)

Provision for income taxes	—	—	—	—

Net Income (Loss)	$159,944	$(1,225,912)	$(1,151,489)	$(2,262,242)

Net income (loss) per share – basic	$0.12	$(1.71)	$(0.91)	$(3.55)
Net income (loss) per share – diluted	0.06	$(1.71)	$(0.91)	$(3.55)

Weighted average common shares – basic	1,324,046	717,107	1,262,040	637,362
Weighted average common shares – diluted	2,475,261	717,107	1,262,040	637,362

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENDRA Life Sciences Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

Six Months Ended June 30,2025

	Series A Convertible		Series B Convertible				Additional		Total
	Preferred Stock		Preferred Stock		Common stock		Paid in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2024	17.488	$—	—	$—	536,908	$53	$105,998,412	$(103,438,099)	$2,560,366
Common stock issued for cash	—	—	—	—	215,482	21	1,003,197	—	1,003,218
Fair value of vested stock options	—	—	—	—	—	—	132,279	—	132,279
Fair value of vested restricted stock units	—	—	—	—	—	—	39,530	—	39,530
Net loss	—	—	—	—	—	—	—	(2,262,242)	(2,262,242)
Balance as of June 30, 2025	17.488	$—	—	$—	752,390	$74	$107,173,418	$(105,700,341)	$1,473,151

Six Months Ended June 30, 2026

	Series A Convertible		Series B Convertible				Additional	Receivable Related to Employee		Total
	Preferred Stock		Preferred Stock		Common stock		Paid in	Equity	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Awards	Deficit	Equity
Balance as of December 31, 2025	17.488	$—	—	$—	1,176,477	$116	$112,725,513	—	$(110,465,509)	$2,260,120
Common stock issued for cash - ATM	—	—	—	—	82,174	8	357,676	—	—	357,684
Common stock issued for cash - private fundraising					66,846	6	158,007			158,013
Fair value allocated to warrants during fundraising	—	—	—	—	—	—	2,432,783	—	—	2,432,783
Fair value allocated to prefunded warrants during fundraising	—	—	—	—	—	—	1,209,206	—	—	1,209,206
Fair value of vested stock options	—	—	—	—	—	—	8,292	—	—	8,292
Fair value of vested restricted stock awards	—	—	—	—	29,326	3	101,172	—	—	101,175
Fair value of vested restricted stock units	—	—	—	—	145,015	15	1,006,873	(72,981)	—	933,907
Net loss	—	—	—	—	—	—	—	—	(1,151,489)	(1,151,489)
Balance as of June 30, 2026	17.488	$—	—	$—	1,499,838	$148	$117,999,522	$(72,981)	$(111,616,998)	$6,309,691

Three Months Ended June 30, 2025

	Series A Convertible		Series B Convertible				Additional		Total
	Preferred Stock		Preferred Stock		Common stock		Paid in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance as of March 31, 2025	17.488	$—	—	$—	562,213	$55	$106,227,259	$(104,474,429)	$1,752,885
Common stock issued for cash	—	—	—	—	190,177	19	857,396	—	857,415
Fair value of vested stock options	—	—	—	—	—	—	49,233	—	49,233
Fair value of vested restricted stock units	—	—	—	—	—	—	39,530	—	39,530
Net loss	—	—	—	—	—	—	—	(1,225,912)	(1,225,912)
Balance as of June 30, 2025	17.488	$—	—	$—	752,390	$74	$107,173,418	$(105,700,341)	$1,473,151

Three Months Ended June 30, 2026

	Series A Convertible		Series B Convertible				Additional	Receivable related to employee		Total
	Preferred Stock		Preferred Stock		Common stock		Paid in	equity	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	awards	Deficit	Equity
Balance as of March 31, 2026	17.488	$—	—	$—	1,240,751	$122	$113,563,705	$—	$(111,776,942)	$1,786,885
Common stock issued for cash - ATM	—	—	—	—	17,900	2	93,934	—	—	93,936
Common stock issued for cash - private fundraising	—	—	—	—	66,846	6	158,007		—	158,013
Fair value allocated to warrants during fundraising	—	—	—		—	—	2,432,783	—	—	2,432,783
Fair value allocated to prefunded warrants during fundraising	—	—	—	—	—	—	1,209,206	—	—	1,209,206
Fair value of vested stock options	—	—	—	—	—	—	384	—	—	384
Fair value of vested restricted stock awards	—	—	—	—	29,326	3	70,585	—		70,588
Fair value of vested restricted stock units	—	—	—	—	145,015	15	470,918	(72,981)	—	397,952
Net loss	—	—	—	—	—	—	—	—	159,944	159,944
Balance as of June 30, 2026	17.488	$—	—	$—	1,499,838	$148	$117,999,522	$(72,981)	$(111,616,998)	$6,309,691

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENDRA Life Sciences Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Cash Flows from Operating Activities
Net loss	$(1,151,489)	$(2,262,242)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,648	23,142
Stock compensation expense	1,116,355	171,809
Amortization of right of use assets	61,232	55,231
Digital asset staking compensation	(20,760)	—
Unrealized gain on change in fair value of digital assets	(2,029,068)	—
Realized gain on change in fair value of digital assets	(530,940)	—
Changes in fair value of warrant liability	75,559	(470,674)
Receivable related to employee equity awards	(72,981)	—
Changes in operating assets and liabilities:
Decrease/(increase) in prepaid expenses	523,957	159,873
Increase/(decrease) in accounts payable and accrued liabilities	26,355	(59,871)
Increase/(decrease) in lease liability	(63,078)	(24,112)
Net cash used in operating activities	(2,047,210)	(2,406,844)

Cash Flows from Investing Activities
Purchases of fixed assets	(18,670)	(17,280)
Sale of Digital Assets	2,685,775	—
Net cash provided by (used in) investing activities	2,667,105	(17,280)

Cash Flows from Financing Activities
Proceeds from issuance of common stock for cash - ATM	357,684	1,003,218
Proceeds from issuance of common stock for cash – Private fundraising	3,800,002	—
Net cash provided by financing activities	4,157,686	1,003,218

Net increase (decrease) in cash	4,777,581	(1,420,906)

Cash cash equivalents, and restricted cash, beginning of period	762,365	3,229,480

Cash and cash equivalents	1,739,943	1,808,574
Restricted cash	3,800,003	—
Cash, cash equivalents, and restricted cash, end of period	$5,539,946	$1,808,574

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ENDRA Life Sciences Inc.

Notes to Condensed Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Unaudited)

Note 1 - Nature of the Business

ENDRA Life Sciences Inc. (“ENDRA” or the “Company”) is designing a medical device for accurate liver fat measurement for use in metabolic disease detection and management and GLP-1 drug eligibility and management in circumstances where other technologies are unavailable or impractical.

In 2025, the Company expanded its business strategy to include a digital asset treasury (“DAT”) initiative, managed in collaboration with Arca Investment Management (“Arca”), which seeks to optimize capital preservation and generate non-dilutive returns through investments in decentralized finance (“DeFi”) assets. This financial strategy operates in tandem with the Company’s core medical technology mission: the commercialization of the TAEUS platform via a recurring subscription model, with a specific focus on the burgeoning GLP-1 and metabolic disease markets.

ENDRA was incorporated on July 18, 2007 as a Delaware corporation.

Pending Merger

On June 25, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among ASP Isotopes Inc., a Delaware corporation (“ASP Isotopes”), Noble Africa LLC, a Delaware limited liability company (“Noble Africa”) and a direct, wholly-owned subsidiary of ASP Isotopes, Renergen Limited, a company incorporated under the laws of the Republic of South Africa (“Renergen”) and a direct, wholly-owned subsidiary of ASP Isotopes, the Company, and Kruger Merger Sub LLC, a Delaware limited liability company (“Merger Sub”) and a direct, wholly-owned subsidiary of the Company, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble Africa, with Noble Africa surviving the Merger as a direct wholly-owned subsidiary of ENDRA (“Surviving Company”).

Concurrently with the entry into the Merger Agreement, Noble Africa entered into subscription agreements (“Subscription Agreements”) with ASP Isotopes and certain investors pursuant to which Noble Africa agreed to sell approximately (i) 4,594,218 Class A Units of Noble Africa and/or pre-funded warrants to purchase Class A Units of Noble Africa (the “Pre-Funded Warrants”) to certain institutional investors and other persons and (ii) 3,054,185 Class B Units of Noble Africa to ASP Isotopes. Additionally, prior to the effective time of the Merger (the “Effective Time”), ASP Isotopes will contribute all of its equity interest in Renergen to Noble Africa in exchange for 55,500,000 of Noble Africa’s Class B Units (the “Contribution”). The shares of Class B Common Stock (as defined below) received by ASP Isotopes upon conversion of the Class B Units in connection with the Merger will entitle ASP Isotopes to 10 votes per share on all matters submitted to a vote of the stockholders of the Company.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, all of the units of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become units of the Surviving Company (“Surviving Company Units”) and the Company shall be admitted as the sole member of the Surviving Company as the holder of all Surviving Company Units. Additionally, at the Effective Time, (i) each Class A Unit of Noble outstanding immediately prior to the Effective Time (other than any units of Noble held by ENDRA, Merger Sub, Noble or any of their respective subsidiaries (the “Excluded Company Units”), which shall be automatically cancelled), by virtue of the Merger, shall be converted into the right to receive one share of Class A Common Stock (as defined below), (ii) each Class B Unit of Noble Africa outstanding immediately prior to the Effective Time (other than any Excluded Company Units), by virtue of the Merger, shall be converted into the right to receive one share of Class B Common Stock (as defined below) and (iii) each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Class A Common Stock, and ENDRA shall assume the terms of the Pre-Funded Warrant by which such Pre-Funded Warrant is evidenced (with changes to such documents as ASP Isotopes and ENDRA mutually agree are appropriate to reflect the substitution of the Pre-Funded Warrant by ENDRA to purchase shares of Class A Common Stock), in each case subject to certain adjustments as set forth in the Merger Agreement. Pursuant to the A&R Certificate of Incorporation (as defined below), at the Effective Time, each share of our common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any stockholder, be reclassified as one share of Class A Common Stock.

Immediately prior to the Effective Time, the Company shall file with the Secretary of State of the State of Delaware an amended and restated Certificate of Incorporation (the “A&R Certificate of Incorporation”), pursuant to which the Company will be renamed “4K Resources Inc.” The A&R Certificate of Incorporation will establish two classes of common stock, consisting of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share (“Class B Common Stock”).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including deferred income tax assets, accrued expenses, fair value of equity instruments and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Principles of Consolidation

The Company’s consolidated financial statements include all accounts of the Company and its consolidated subsidiaries and/or entities as of reporting period ending date(s) and for the reporting period(s) then ended. All inter-company balances and transactions have been eliminated.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The balance sheet at June 30, 2026 has been derived from the audited financial statements at that date. For further information, refer to the financial statements and footnotes thereto included in the Company’s annual financial statements for the twelve months ended December 31, 2025 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2026.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit, and other highly liquid investments with maturities of one year or less, when purchased, to be cash. Cash equivalents include investments in an institutional money market fund, which invests in U.S. Treasury bills, notes and bonds, and/or repurchase agreements, backed by such obligations. Carrying value approximates fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible. The Company maintains cash deposits at multiple banks to mitigate the risk associated with a failure of any specific bank.

Restricted Cash

Restricted cash consists of cash that is subject to contractual or other restrictions that limit the Company’s ability to use such funds for general operating purposes. Restricted cash is presented separately from cash and cash equivalents on the balance sheets and is classified as current or non-current based on the expected duration of the applicable restriction. The Company includes restricted cash with cash and cash equivalents when reconciling the beginning and ending amounts shown in the statements of cash flows.

In connection with the Company’s May 2026 private placement, the Company entered into a side letter agreement with the investor that requires the Company to maintain a cash balance of at least $3.8 million in a segregated bank account until the earlier of the closing of the Company’s proposed strategic transaction with Noble Africa or the payment of the fee required under the side letter agreement if the Company determines not to continue pursuing the transaction.

Accordingly, as of June 30, 2026, approximately $3.8 million was classified as restricted cash on the balance sheet.

Capitalization of Fixed Assets

The Company capitalizes expenditures related to property and equipment, subject to a minimum rule, that have a useful life greater than one year for: (1) assets purchased; (2) existing assets that are replaced, improved or the useful lives have been extended; or (3) all land, regardless of cost. Acquisitions of new assets, additions, replacements and improvements (other than land) costing less than the minimum rule in addition to maintenance and repair costs, including any planned major maintenance activities, are expensed as incurred.

Leases

Accounting Standards Update (“ASU”) No. 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest period presented in the financial statements. At June 30, 2026 and December 31, 2025, the Company recorded a right of use asset of $400,717 and $461,949, respectively. At June 30, 2026 and December 31, 2025, the Company recorded a lease liability of $429,274 and $492,352, respectively.

Digital Assets

The Company maintains a DAT strategy under which it may acquire, hold, and deploy certain digital assets as part of its treasury and capital management activities. The Company’s digital assets consist primarily of HYPE tokens, which are recorded on the consolidated balance sheets as “Digital assets.”

Measurement of Digital Assets

Digital assets are accounted for as indefinite-lived intangible assets and, effective January 1, 2025, are measured at fair value in accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. The Company determines the fair value of its digital assets based on quoted market prices in active markets (Level 1 inputs) as of the reporting date. The Company has concluded that HYPE meets each of the six scope criteria in ASC 350-60-15-1.

Changes in the fair value of digital assets are recognized in the consolidated statements of operations within “Change in fair value of digital assets.” Realized gains and losses from the sale of digital assets are recorded as separate line items. Transaction costs associated with the acquisition or disposition of digital assets are expensed as incurred within other expenses.

Digital Asset Staking

The Company may participate in staking activities whereby it validates transactions on blockchain networks and earns rewards in the form of additional digital assets.

Digital asset staking rewards are recognized as income within “Digital asset staking compensation” in the consolidated statements of operations. Rewards are recognized when the Company obtains control of the tokens, which occurs when the tokens are credited to the Company’s custody account. Staking rewards are measured at the fair value of the digital assets received at the time they are earned.

Digital assets received from staking activities are initially recorded at fair value and subsequently included in the Company’s digital asset holdings, where they are remeasured at fair value at each reporting period.

Custody and Safeguarding

The Company utilizes third-party custodians to safeguard its digital assets. The Company recognizes digital assets on its balance sheet when it has control over the assets, including when assets are held by a custodian on the Company’s behalf.

Presentation

Digital assets are classified as noncurrent assets on the consolidated balance sheets unless management intends to sell them within one year. Changes in fair value and staking compensation are presented separately within other income (loss), unless otherwise required by the nature of the Company’s operations.

Revenue Recognition

ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC Topic 606”) provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. The updated guidance introduces a five-step model to achieve its core principle of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under ASC Topic 606, in order to recognize revenue, the Company is required to identify an approved contract with commitments to perform respective obligations, identify rights of each party in the transaction regarding goods to be transferred, identify the payment terms for the goods transferred, verify that the contract has commercial substance and verify that collection of substantially all consideration is probable.

Research and Development Costs

The Company follows FASB Accounting Standards Codification (“ASC”) Subtopic 730-10, “Research and Development”. Research and development costs are charged to the statement of operations as incurred. During the three months ended June 30, 2026 and 2025, the Company incurred $233,665 and $381,061 of expenses related to research and development costs, respectively. During the six months ended June 30, 2026 and 2025, the Company incurred $1,010,075 and $909,746 of expenses related to research and development costs, respectively.

Net Earnings (Loss) Per Common Share

The Company computes earnings per share under ASC Subtopic 260-10, “Earnings Per Share”. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to the common stockholders (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the reporting periods. Diluted loss per share is computed by increasing the denominator by the weighted average number of additional shares that could have been outstanding from securities convertible into common stock (using the “treasury stock” method), unless their effect on net loss per share is anti-dilutive. There were 3,271,004 and 4,578,319 potentially anti-dilutive shares, which include outstanding common stock options, warrants, convertible preferred stock, and RSUs, as of the three and six months ended June 30, 2026, respectively. For the three and six months ended June 30, 2025, potentially anti-dilutive shares were 342,501.

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Options to purchase common stock	183	266	183	266
Warrants to purchase common stock	3,270,821	180,707	4,247,163	180,707
Shares issuable upon conversion of Series A Convertible Preferred Stock	—	1	1	1
Restricted Stock Units	—	161,527	330,972	161,527
Potential equivalent shares excluded	3,271,004	342,501	4,578,319	342,501

The following securities were included in the computation of diluted net earnings per share as their effect would have been dilutive for the three months ended June 30, 2026 and 2025:

	Three Months Ended
	June 30, 2026	June 30, 2025
Prefunded warrants	976,323	—
Shares issuable upon conversion of Series A Convertible Preferred Stock	1	—
Incremental Restricted Stock Units	174,891	—
Potential equivalent shares excluded	1,151,215	—

Fair Value Measurements

Disclosures about fair value of financial instruments require disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value.

In accordance with ASC Topic 820, “Fair Value Measurements and Disclosures,” the Company measures certain financial instruments at fair value on a recurring basis. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The Company measures certain financial assets and liabilities at fair value on a recurring basis. The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

	June 30, 2026
Assets	Level 1	Level 2	Level 3	Total
Digital Assets	$1,904,954	$—	$—	$1,904,954
Total assets measured at fair value	$1,904,954	$—	$—	$1,904,954

	June 30, 2026
Assets	Level 1	Level 2	Level 3	Total
Warrant liability	$—	$—	$555,306	$555,306
Total liabilities measured at fair value	$—	$—	$555,306	$555,306

The Company’s digital assets are classified within Level 1 of the fair value hierarchy because their fair values are determined using quoted prices in active markets for identical assets.

The Company’s warrant liability is classified within Level 3 of the fair value hierarchy because its fair value is determined using valuation techniques that incorporate significant inputs that are not observable in the market.

Share-based Compensation

The Company’s 2016 Omnibus Incentive Plan (the “Omnibus Plan”) permits the grant of stock options and other share-based awards to its employees, consultants and non-employee members of the board of directors. Each January 1 the pool of shares available for issuance under the Omnibus Plan automatically increases by an amount equal to the lesser of (i) the number of shares necessary such that the aggregate number of shares available under the Omnibus Plan equals 25% of the number of fully-diluted outstanding shares on the increase date (assuming the conversion of all outstanding shares of preferred stock and other outstanding convertible securities and exercise of all outstanding options and warrants to purchase shares) and (ii) if the board of directors takes action to set a lower amount, the amount determined by the board. In addition, on December 9, 2025, the stockholders approved the Second Amendment to the Omnibus Plan (the “Omnibus Plan Amendment”) at the 2025 Annual Meeting of the Company’s stockholders (the “Annual Meeting”). The Omnibus Plan Amendment increased the pool of shares available for issuance by 3,200,000 shares of common stock. Due to these increases, the pool of shares issuable under the Omnibus Plan shares increased from 1,738 shares to 3,379,771 shares as of December 31, 2025. In light of the increase effected by the Omnibus Plan Amendment, no automatic increase to the pool was effected as of January 1, 2026. As of June 30, 2026, there were 3,019,525 shares of common stock remaining available for issuance under the Omnibus Plan.

Receivable Related to Employee Equity Awards

Amounts associated with employee tax withholding obligations arising from the issuance or settlement of equity awards are presented as a reduction of stockholders’ equity when such amounts are directly associated with the issuance of the Company’s equity securities.

The Company records share-based compensation in accordance with the provisions of the Share-based Compensation Topic of the FASB Codification. The guidance requires the use of option-pricing models that require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model, and the resulting charge is expensed using the straight-line attribution method over the vesting period.

Stock compensation expense recognized during the period is based on the value of share-based awards that were expected to vest during the period adjusted for estimated forfeitures. The estimated fair value of grants of stock options and warrants to non-employees of the Company is charged to expense, if applicable, in the financial statements. These options vest in the same manner as the employee options granted under the stock incentive plan as described above.

Going Concern

The Company’s financial statements are prepared using accounting principles generally accepted in the United States (“U.S. GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has limited commercial experience and had a cumulative net loss from inception to June 30, 2026 of $111,616,998. The Company had working capital of $4,800,432, of which $3,800,003 is restricted cash, as of June 30, 2026. In connection with the proposed merger with LHE LNG Holdings, LLC (“LHE”), the Company entered into a side letter agreement that requires the Company to maintain approximately $3.8 million in a segregated deposit account subject to a deposit account control agreement. The Side Letter also provides for a payment obligation to LHE upon the occurrence of certain events specified in the agreement. The Company evaluated the Payment Obligation under ASC 450, Contingencies, and ASC 480, Distinguishing Liabilities from Equity. See Note 10, Commitments and Contingencies, for additional information regarding the Side Letter and related Payment Obligation. The Company has not established an ongoing source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern and will require additional financing to fund its future planned operations, including research and development and commercialization of its products. These matters raise substantial doubt about the Company’s ability to continue as going concern. The accompanying financial statements for the six months ended June 30, 2026 have been prepared assuming the Company will continue as a going concern, but the ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it establishes a revenue stream and becomes profitable. Management’s plans to continue as a going concern include raising additional capital through sales of equity securities and borrowing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Therefore, substantial doubt about the entity’s ability to continue as a going concern exists. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be required to delay, reduce the scope of, or eliminate one or more of the Company’s research and development activities or commercialization efforts or perhaps even cease the operation of its business. The ability of the Company to continue as a going concern is dependent upon its ability to successfully secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosures about significant segment expenses and other segment items and requires certain disclosures currently required annually to be provided on an interim basis. The Company has adopted ASU 2023-07 and has included the applicable interim disclosures required by the standard. See Note 11, Segment Information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced disclosures regarding an entity’s effective tax rate reconciliation and income taxes paid, among other changes. The amendments are effective for annual periods beginning after December 15, 2024. The Company will include the applicable disclosures required by ASU 2023-09 in its annual financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosures regarding certain expense captions presented on the statement of operations, including specified categories of expenses included within those captions. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statement disclosures.

The FASB is also currently considering certain projects related to the accounting for digital assets, including projects addressing the accounting for transfers of crypto assets and the classification of certain digital assets as cash equivalents. The Company continues to monitor these projects and will evaluate the impact of any final accounting standards on its consolidated financial statements and related disclosures when issued.

Note 3 - Fixed Assets

As of June 30, 2026 and December 31, 2025, fixed assets consisted of the following:

	June 30, 2026	December 31, 2025
Property, leasehold and capitalized software	$615,905	$597,235
TAEUS development and testing	125,151	125,151
Accumulated depreciation	(697,518)	(679,870)
Fixed assets, net	$43,538	$42,516

Depreciation expense for the six months ended June 30, 2026 and June 30, 2025 was $17,648 and $23,142, respectively.

Note 4 - Accounts Payable and Accrued Liabilities

As of June 30, 2026 and December 31, 2025, current liabilities consisted of the following:

	June 30, 2026	December 31, 2025
Accounts payable	$464,976	$382,970
Payroll accrual	167,208	70,971
Accrued employee benefits	5,750	5,750
Accrued expenses	10,000	161,887
Total accounts payable and accrued liabilities	$647,934	$621,578

Note 5 - Capital Stock

Capital Stock

At June 30, 2026, the authorized capital of the Company consisted of 1,010,000,000 shares of capital stock, comprised of 1,000,000,000 shares of common stock with a par value of $0.0001 per share, and 10,000,000 shares of preferred stock with a par value of $0.0001 per share. The Company has designated 10,000 shares of its preferred stock as Series A Convertible Preferred Stock (“Series A Preferred Stock”), 1,000 shares of its preferred stock as Series B Convertible Preferred Stock (“Series B Preferred Stock”), 100,000 shares of its preferred stock as Series C Preferred Stock, and the remainder of the 9,889,000 preferred shares remain authorized but undesignated.

As of June 30, 2026, there were 1,499,838 shares of common stock outstanding (which excludes both the 69 unvested shares of restricted stock described in Note 6 below, the 1 share of common stock into which the outstanding shares of Series A Preferred Stock are convertible and includes 6 shares issued but held in treasury), 17.488 shares of Series A Preferred Stock, and no shares of Series B Preferred Stock or Series C Preferred Stock issued and outstanding, and a stock payable balance of $0.

During the six months ended June 30, 2026, the Company issued a total of 82,174 shares of its common stock under the October 2025 ATM Agreement (as defined below) in return for aggregate net proceeds of $357,684, which takes into account $11,062 in compensation paid to Lucid Capital Markets, LLC (“Lucid”) in its role as Sales Agent under the October 2025 ATM Agreement.

During the six months ended June 30, 2026, the Company issued a total of 66,846 shares of its common stock (along with 511,541 Prefunded Warrants and 1,156,774 Warrants) as part of the 2026 Private Placement (described below) in return for aggregate net proceeds of $3,800,002. The Company also issued 145,015 RSUs and 29,326 RSAs in return for aggregate net proceeds of $933,907 and $101,175, respectively.

At-the-Market Equity Offering Program

On February 14, 2024, the Company entered into a new At-The-Market Issuance Sales Agreement with Ascendiant Capital Markets LLC (the “February 2024 ATM Agreement”) to sell shares of common stock for aggregate gross proceeds of up to $6.2 million, which replaced the Company’s prior At-The-Market Issuance Sales Agreement. On October 13, 2025, the Company terminated the February 2024 ATM Agreement. On October 29, 2025, the Company entered into an At-The-Market Issuance Sales Agreement with Lucid, as sales agent, pursuant to which the Company may offer and sell, from time to time through Lucid, shares of Common Stock for aggregate gross proceeds of up to $1,750,000 (the “October 2025 ATM Agreement”).

Note 6 - Common Stock Options, Restricted Stock Units and Restricted Stock

Common Stock Options

Stock options are awarded to the Company’s employees, consultants and non-employee members of the board of directors under the Omnibus Plan and are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. There were no issuances of stock options in the quarter ended June 30, 2026. A summary of option activity under the Company’s Omnibus Plan as of June 30, 2026, and changes during the period then ended, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance outstanding at December 31, 2025	236	$28,842	3.16
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled or expired	(53)	59,264	—
Balance outstanding at June 30, 2026	183	$20,031	3.23
Exercisable at June 30, 2026	183	$20,031	3.23

As of June 30, 2026, there was no aggregate intrinsic value of options outstanding and options exercisable. As of June 30, 2026, there was no unrecognized compensation cost related to stock options.

Restricted Stock Units

On June 11, 2025, the Company granted a total of 161,527 restricted stock units (“RSUs”) under its Omnibus Plan. The fair value per share (closing stock price) was $3.37. The grants included both standard RSUs issued to members of the Board of Directors and performance-based RSUs (“PBRSUs”) issued to employees. The PBRSUs are subject to both service and performance vesting conditions. On March 2, 2026, due to shifting business priorities making the original performance conditions unfeasible, the Board has approved modifying the RSUs to vest fully on the one-year anniversary of the grant date. Due to this, there was change of PRSUs into time-based RSUs with vesting based solely on continued service through June 11, 2026 (the one-year anniversary of the original grant date). As of the modification date, the fair value per share was $3.92, total RSUs of 128,863 were modified and related incremental compensation cost of $70,875. We recognized $114,310 and $373,289 of expense related to RSUs for the three months and six months ended June 30, 2026, respectively.

On January 21, 2026, the Company granted a total of 330,972 RSUs under its Omnibus Plan. The fair value per share (closing stock price) was $4.31. The grants included standard RSUs issued to members of the Board of Directors and employees. During the six months ended June 30, 2026, a total of 75,379 RSUs vested. The company recorded $40,041 of payroll taxes in addition to a receivable of $72,981 as additional paid-in capital.

During the six months ended June 30, 2026, the Company recognized $1,006,888 in stock-based compensation expense related to these RSU grants. This expense is included in total operating expenses in the condensed consolidated statements of operations.

Unrecognized stock-based compensation expense related to these RSUs will be recognized over the remaining vesting period, which is one year for standard RSUs. As of June 30, 2026, the total compensation expense to be recognized in future periods is $792,890 over the next seven months.

Restricted Common Stock

On November 30, 2023, the Company issued 115 shares of restricted common stock (the “Restricted Stock”) of the Company to PatentVest, Inc. (“PatentVest”) pursuant to a Restricted Stock Agreement and Consulting Services Agreement, each with PatentVest, in exchange for certain services related to the Company’s patent portfolio. The fair value of the Restricted Stock was determined to be $200,485 using the market price of the stock on the date of the issuance. The Restricted Stock is subject to a vesting schedule pursuant to the Restricted Stock Agreement and the shares may not be sold, assigned, transferred, pledged, hypothecated, disposed of or otherwise encumbered prior to becoming vested. During the three months ended March 31, 2024, the Company recorded as vested 46 shares valued at $80,000. The Restricted Stock is subject to a vesting schedule pursuant to the Restricted Stock Agreement and the shares may not be sold, assigned, transferred, pledged, hypothecated, disposed of or otherwise encumbered prior to becoming vested. No services were provided by PatentVest, Inc. in the period ended June 30, 2026.

Restricted Stock Awards

During the six months ended June 30, 2026, the Company issued 29,326 restricted stock awards in return for aggregate net proceeds of $101,175.

Note 7 - Common Stock Warrants

In June 2024, as part of a registered offering, the Company issued pre-funded warrants to purchase up to an aggregate of 31,666 shares of common stock (the “pre-funded warrants”), together with Series A Warrants to purchase up to an aggregate of 178,255 shares of common stock and Series B Warrants (together with the Series A Warrants, the “Series Warrants”) to purchase up to an aggregate of 178,255 shares of common stock.

Additionally, the Series B Warrants contain an alternative cashless exercise option whereby the holder of a Series B Warrant has the right to receive an aggregate number of shares equal to the product of (x) the aggregate number of shares of common stock that would be issuable upon a cashless exercise of the Series B Warrant using $1.75 (after adjustment) as the exercise price for that purpose and (y) 3.0.

In connection with the Offering, the Company also issued placement agent warrants (“Placement Agent Warrants” and, together with the pre-funded warrants and the Series Warrants, the “Warrants”) to purchase up to 1,758 shares of common stock. The purchase price of each share of common stock and accompanying Series Warrants was $227.50 and the purchase price of each pre-funded warrant and accompanying Series Warrants was $227.325.

In October 2025, the Company entered into a securities purchase agreement with certain accredited investors pursuant to which the Company agreed to sell and issue to such purchasers in a private placement offering (the “2025 Private Placement”) an aggregate of 744,340 shares of common stock of the Company and/or prefunded warrants in lieu thereof and warrants to purchase shares of common stock. As part of the 2025 Private Placement, the Company issued prefunded warrants to purchase up to 364,801 shares of common stock and common stock warrants to purchase up to 1,488,680 shares of common stock at an exercise price of $6.32.

Additionally, in connection with the 2025 Private Placement, the Company issued placement agent warrants to purchase up to 44,660 shares of common stock at an exercise price of $9.47 per share. Additionally, as part of its DAT strategy, the Company issued to its investment advisor warrants to purchase an aggregate of 400,000 shares of common stock (the “Advisory Warrants”). Advisory Warrants in respect of 100,000 shares are exercisable immediately for an exercise price equal to $6.95. Advisory Warrants in respect of 300,000 shares become exercisable in the event that AUM exceeds certain thresholds within six or nine months following the closing, at exercise prices ranging from $6.95 to $7.50.

In May 2026, the Company entered into a securities purchase agreement with an accredited investor pursuant to which the Company agreed to sell and issue to such purchaser in a private placement offering (the “2026 Private Placement”) an aggregate of 578,387 shares of common stock of the Company and/or prefunded warrants in lieu thereof and warrants to purchase shares of common stock. As part of the 2026 Private Placement, the Company issued prefunded warrants to purchase up to 511,541 shares of common stock and common stock warrants to purchase up to 1,156,774 shares of common stock at an exercise price per share of $6.57. Additionally, in connection with the 2026 Private Placement, the Company issued to Lucid and its affiliates, in respect of Lucid’s services as placement agent, prefunded warrants to purchase up to 100,000 shares of common stock.

Warrant Exercises

During the six months ended June 30, 2026, no warrants were exercised.

The following table summarizes all warrant activity of the Company for the six months ended June 30, 2026:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)
Balance outstanding at December 31, 2025	2,478,848	$85.38	4.58
Granted	1,768,315	4.30	5.26
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Balance outstanding at June 30, 2026	4,247,163	8.93	4.08
Exercisable at June 30, 2026	2,366,017	11.94	3.51

Common Stock Warrants

As described above in “Registered Offering” (Note 7), the Company issued 178,255 Series A Warrants and 178,255 Series B Warrants. The Company accounted for these 356,510 warrants, in the aggregate, in accordance with the guidance in ASC 815 “Derivative and Hedging” whereby under that provision the warrants do not meet the criteria for equity treatment and must be recorded as a liability. The warrants include a reverse stock split adjustment provision pursuant to which, if the lowest daily volume-weighted average price of the Company’s common stock during the specified measurement period surrounding a reverse stock split is less than the then-current exercise price, the exercise price is reduced and the number of shares underlying the warrants is increased. Because this adjustment could result in a variable number of shares based on future stock price movements and is not an input to the fair value of a fixed-for-fixed option on the Company’s own equity, the warrants are not considered indexed to the Company’s own stock under ASC 815-40-15-7 and therefore do not qualify for equity classification.

Accordingly, the Company classified the warrant instruments as a liability at fair value and adjusts the instruments to fair value each period. This liability will be re-measured at each balance sheet date until the warrants are exercised or expire, and any change in fair value will be recognized in the Company’s statement of operations. As of June 30, 2026 and December 31, 2025, the warrants outstanding were 178,522. During the three months ended June 30, 2026 and 2025, the Company recognized a (loss) gain of $(66,702) and $62,112, respectively, for the change in fair value of warrant liability in the statement of operations. During the six months ended June 30, 2026 and 2025, the Company recognized a (loss) gain of $(75,559) and $470,674, respectively, for the change in fair value of warrant liability in the statement of operations. As of June 30, 2026 and December 31, 2025, the warrant liability balance was $555,306 and $479,747, respectively.

Measurement

The Company’s warrant liability is measured at fair value on a recurring basis and is classified as a Level 3 fair value measurement within the fair value hierarchy established by ASC 820, Fair Value Measurement. The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels, with Level 1 representing quoted prices in active markets for identical assets and liabilities, Level 2 representing observable inputs other than quoted market prices, and Level 3 representing significant unobservable inputs.

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the warrant liability at each reporting date. The valuation incorporates both observable market data and significant unobservable inputs. Significant assumptions utilized in the valuation include the expected volatility of the Company’s common stock, expected term, risk-free interest rate, expected dividend yield and the market value of the Company’s common stock. Expected volatility is estimated using the historical volatility of the Company’s common stock and, when appropriate, comparable public companies. The risk-free interest rate is based on U.S. Treasury securities with maturities commensurate with the expected term of the warrants. The Company assumes no expected dividends as it has not historically paid dividends and does not currently expect to pay dividends in the foreseeable future.

The Company established the initial fair value for the warrant liability on August 20, 2024, the date the warrants were initially exercisable. Upon exercise, the instrument is marked to its fair value upon exercise, and the shares delivered are recorded at fair value in the Company’s statement of stockholders’ equity. The warrant liability was valued based on the following inputs for the Series A and Series B Warrants, respectively:

Input	June 30, 2026	December 31, 2025
Exercise price	$75.95	$75.95
Stock price	$5.33	$4.53
Volatility	162.5% and 114.5%	155.6% and 151.3%
Discount rate	4.15% and 3.98%	3.61% and 3.48%
Expected dividend	—	—
Expected life (years)	3.14 and 0.64	3.64 and 1.13

Because the valuation of the warrant liability requires significant management judgment and the use of unobservable inputs, the warrant liability is classified within Level 3 of the fair value hierarchy. Changes in the fair value of the warrant liability are recognized in the statements of operations in the period in which the changes occur.

The following tables present a reconciliation of changes in the Company’s Level 3 warrant liability for the three and six months ended June 30, 2026:

Ending balance, December 31, 2025	$479,747
Exercises	—
Change in fair value of warrant liability	8,857
Ending balance, March 31, 2026	488,603
Exercises	—
Change in fair value of warrant liability	66,702
Ending balance, June 30, 2026	$555,306

The following tables present a reconciliation of changes in the Company’s Level 3 warrant liability for the three and six months ended June 30, 2025:

Ending balance, December 31, 2024	$799,284
Exercises	—
Change in fair value of warrant liability	(408,562)
Ending balance, March 31, 2025	390,722
Exercises	—
Change in fair value of warrant liability	(62,112)
Ending balance, June 30, 2025	$328,610

May 2026 Private Placement Financing

On May 27, 2026, the Company entered into a Securities Purchase Agreement with a certain investor pursuant to which the Company sold shares of common stock and pre-funded warrants to purchase shares of common stock, together with accompanying common warrants, in a private placement transaction. Gross proceeds from the offering were approximately $3.8 million.

Each pre-funded warrant entitles the holder to purchase one share of the Company’s common stock at a nominal exercise price and is exercisable immediately following issuance until exercised in full. The accompanying common warrants are exercisable following the Exercisability Restriction Removal Date, as defined in the warrant agreement, and remain exercisable for a period of five years thereafter. The common warrants contain customary anti-dilution provisions and beneficial ownership limitations.

In connection with the offering, the Company also issued placement agent pre-funded warrants to the placement agent as compensation for services rendered in connection with the transaction. The placement agent pre-funded warrants were evaluated under ASC 718 and were determined to be equity-classified. The fair value of the placement agent warrants was recognized as an offering cost and recorded as a reduction of additional paid-in capital. Consistent with the Company’s accounting policy, the placement agent pre-funded warrants were not included in the allocation of proceeds between investor-issued instruments.

The Company evaluated the common stock, pre-funded warrants, investor common warrants and placement agent pre-funded warrants under ASC 480, ASC 718 and ASC 815-40 and concluded that each instrument qualified for equity classification. Accordingly, the proceeds received from investors were allocated between the common stock/pre-funded warrants and the investor common warrants using the relative fair value method. The fair value of the common stock and pre-funded warrants was based on the market price of the Company’s common stock on the issuance date, while the fair value of the investor common warrants was determined using the Black-Scholes option pricing model.

The Company’s valuation of the investor common warrants utilized assumptions including expected volatility, risk-free interest rates, expected term and dividend yield. Changes in these assumptions could result in materially different fair value estimates.

Note 8 - Digital Assets

The Company holds digital assets as part of its treasury strategy. As of December 31, 2025 and June 30, 2026, the Company’s digital asset holdings consist of HYPE tokens.

Accounting Policy

The Company accounts for its digital assets in accordance with ASC 350-60, Accounting for and Disclosure of Crypto Assets. Digital assets are measured at fair value monthly, with changes in fair value recognized in earnings.

Fair value is determined using observable market prices derived from active trading venues. The Company uses the market price reported in custody statements provided by Anchorage Digital Bank, the Company’s digital asset custodian. The Company’s digital assets are classified within Level 1 of the fair value hierarchy because the fair value is based on quoted prices in active markets.

Purchases and Sales

In the fourth quarter 2025, the Company purchased approximately 78,863.1 HYPE tokens for an aggregate cost of $3.0 million. As of December 31, 2025, the Company’s holdings also included 175.8 tokens received as staking rewards during that period.

During the three months ending June 30, 2026, the Company sold 37,356.6 tokens for gross proceeds of $2,235,776. The Company recognized a realized gain of $409,355, which is included in Other Income/Expense in the consolidated statements of operations. During the six months ending June 30, 2026, the Company sold 50,271.2 tokens for gross proceeds of $2,685,775. The Company recognized a realized gain of $530,940, which is included in Other Income/Expense in the consolidated statements of operations.

Staking Activities

The Company participates in staking activities related to its HYPE holdings. Staking rewards represent additional tokens earned from participation in blockchain validation activities.

Staking rewards are recognized as income when the Company obtains control of the tokens, which occurs when the tokens are credited to the Company’s custody account. The rewards are measured at fair value at the time of receipt.

For the three months ending June 30, 2026, the Company recognized $9,700 of staking reward income, which is included in Other Income in the consolidated statements of operations. There was no staking income for the quarter ended June 30, 2025. For the six months ending June 30, 2026, the Company recognized $20,760 of staking reward income.

Digital Asset Balance

	Tokens	$
Balance at December 31, 2025	79,038.9	$2,009,960
Cost of tokens sold	(50,271.2)	(2,685,775)
Digital Asset staking compensation	561.7	20,760
Unrealized gain/(loss) from fair value measurement		2,029,068
Realized gain/(loss) from fair value measurement		530,940
Balance at June 30, 2026	29,329.4	$1,904,954

	June 30,	December 31,
	2026	2025
Digital assets at fair value	$1,904,954	$2,009,960

The Company determines the fair value of its digital assets based on quoted market prices in active markets (Level 1 inputs) as of the reporting date. The aggregate cost basis of digital assets held as of June 30, 2026 was $1,115,731.

Note 9 - Related Party Transactions

In September 2024, the Company began using IS Bookkeeping & Payroll, which is a division of Impact Solve, LLC (dba Impact Solutions) (“Impact Solutions”), an accounting and chief financial officer service firm. The Company’s Chief Financial Officer works in a part-time capacity for the Company through Impact Solutions. For the three month periods ended June 30, 2026 and June 30, 2025, Impact Solutions and IS Bookkeeping & Payroll provided services to the Company totaling $50,349 and $27,121, respectively. For the six month periods ended June 30, 2026 and June 30, 2025, Impact Solutions and IS Bookkeeping & Payroll provided services to the Company totaling $94,920 and $63,097, respectively. As of June 30, 2026, the Company had a $115 payable to Impact Solutions for reimbursement of expenses incurred on the Company’s behalf.

Note 10 - Commitments and Contingencies

Restricted Cash

In connection with the proposed merger with LHE LNG Holdings, LLC (“LHE”), the Company entered into a side letter agreement pursuant to which the Company is required to maintain approximately $3.8 million in a segregated deposit account subject to a deposit account control agreement. The side letter agreement also provides for a payment obligation to LHE under certain circumstances as specified in the agreement. The Company evaluated the payment obligation under ASC 450-20, Contingencies, and ASC 480, Distinguishing Liabilities from Equity. As of June 30, 2026, the conditions giving rise to the payment obligation had not occurred and, accordingly, the Company determined that recognition of a liability was not required. The $3.8 million held in the segregated account is presented as restricted cash on the Company’s balance sheet as of June 30, 2026.

Office Lease

Effective January 1, 2015, the Company entered into an office lease agreement with Green Court, LLC, a Michigan limited liability company, for approximately 3,657 rentable square feet of space, for the initial monthly rent of $5,986, which commenced on January 1, 2015 for an initial term of 60 months. On October 10, 2017, this lease was amended increasing the rentable square feet of space to 3,950 and the monthly rent to $7,798.

On March 15, 2021, the Company entered into an amendment to the lease, adding approximately 3,248 rentable square feet, increasing the initial monthly rent to $15,452 effective May 2021, and extending the term of the lease to December 31, 2025.

On December 1, 2024, the Company entered into an amendment to the lease, decreasing the total rentable square feet to 6,513, decreasing the initial monthly rent to $15,278 effective March 2025 (after three months of no rent) and extending the term of the lease to March 31, 2029.

The Company records the lease asset and lease liability at the present value of lease payments over the lease term. The lease typically does not provide an implicit rate; therefore, the Company uses its estimated incremental borrowing rate at the time of lease commencement to discount the present value of lease payments. The Company’s discount rate for operating leases at June 30, 2026 was 10%. Lease expense is recognized on a straight-line basis over the lease term. As a result, the Company has been recognizing rents as they become payable based on the adoption of ASC Topic 842. The weighted-average remaining lease term is 2.75 years.

As of June 30, 2026, the maturities of operating lease liabilities are as follows:

Operating Lease
2026	86,395
2027 and beyond	407,177
Total	$493,572
Less: amount representing interest	(64,298)
Present value of future minimum lease payments	429,274
Less: current obligations under leases	(138,644)
Long-term lease obligations	$290,630

For the six months ended June 30, 2026 and 2025, the Company incurred rent expenses of $83,213 and $89,127, respectively.

Employment and Consulting Agreements

Alexander Tokman - Effective August 13, 2024, the Board appointed Alexander Tokman as the Company’s acting Chief Executive Officer and Chairman of the Board of Directors. In connection with his appointment, Mr. Tokman and the Company entered into an employment agreement, dated August 13, 2024 (the “Employment Agreement”). Mr. Tokman’s employment with the Company is “at will” and may be terminated by him or the Company at any time and for any reason. Pursuant to the Employment Agreement, Mr. Tokman will receive an annual base salary of $300,000, subject to adjustment at the Board’s discretion. Mr. Tokman is also eligible for an annual cash bonus based upon the achievement of performance-based objectives established by the Board of Directors.

If Mr. Tokman’s employment is terminated by the Company without cause (as defined in the Omnibus Plan), if Mr. Tokman resigns for good reason (as defined in the Employment Agreement), or if Mr. Tokman’s employment ends following the hiring no later than February 13, 2026 of a replacement chief executive officer whom Mr. Tokman assists in recruiting, Mr. Tokman will be entitled to receive, subject to his execution of a standard release agreement, 12 months’ continuation of his current base salary and a lump sum payment equal to 12 months of continued healthcare coverage (or 24 months’ continuation of his current base salary and a lump sum payment equal to 24 months of continued healthcare coverage if such termination occurs within one year following a change in control). Additionally, under the Employment Agreement, Mr. Tokman is eligible to receive benefits that are substantially similar to those of the Company’s other senior executive officers.

Richard Jacroux - On August 7, 2024, the Company’s Board of Directors appointed Richard Jacroux as Chief Financial Officer. Mr. Jacroux works in a part-time capacity for the Company through Impact Solutions. Mr. Jacroux receives a base monthly fee of $8,650 plus expenses in respect of his services to the Company and any hours worked in excess of 20 hours per week are paid at a rate of $150 per hour. The Company’s needs have typically required more than the base fee, averaging $15,820 a month for the six months ending June 30, 2026.

Litigation

From time to time the Company may become a party to litigation in the normal course of business. As of June 30, 2026, there were no legal matters that management believes would have a material effect on the Company’s financial position or results of operations.

Note 11 - Segment Reporting

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources in assessing performance. The Company has one reportable segment: biotech. The biotech segment consists of the development of clinical and preclinical product candidates for the development of the Company’s proprietary new enhanced thermoacoustic technology platform. The Company’s chief operating decision maker (“CODM”) is the chief executive officer.

The accounting policies of the biotech segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the biotech segment based on net loss, which is reported on the income statement as consolidated net loss. The measure of segment assets is reported on the balance sheet as total consolidated assets.

To date, the Company has not generated any product revenue. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future as it advances product candidates through all stages of development and clinical trials and, ultimately, seek regulatory approval.

As such, the CODM uses cash forecast models in deciding how to invest into the biotech segment. Such cash forecast models are reviewed to assess the entity-wide operating results and performance. Net loss is used to monitor budget versus actual results. Monitoring budgeted versus actual results is used in assessing performance of the segment and in establishing management’s compensation, along with cash forecast models.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the three and six months ended June 30, 2026, and 2025:

Operating Expenses	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Research and development	$233,665	$381,061	$1,010,075	$909,746
Sales and marketing	5,813	68,834	10,091	137,825
General and administrative	1,243,778	851,195	2,636,838	1,722,801
Total operating expenses	1,483,256	1,301,090	3,657,004	2,770,372

Operating loss	(1,483,256)	(1,301,090)	(3,657,004)	(2,770,372)

Other segment items (a)	1,643,200	75,178	2,505,515	508,130

Net income/(loss)	$159,944	$(1,225,912)	$(1,151,489)	$(2,262,242)

Reconciliation of net loss
Adjustments and reconciling items	—	—	—	—

Consolidated net income/(loss)	$159,944	$(1,225,912)	$(1,151,489)	$(2,262,242)

Operating Expenses	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Research and development	$1,010,075	$909,746
Sales and marketing	10,091	137,825
General and administrative	2,636,838	1,722,801
Total operating expenses	3,657,004	2,770,372

Operating loss	(3,657,004)	(2,770,372)

Other segment items (a)	2,505,515	508,130

Net loss	$(1,151,489)	$(2,262,242)

Reconciliation of net loss
Adjustments and reconciling items	—	—

Consolidated net loss	$(1,151,489)	$(2,262,242)

(a)
Other segment items included in segment loss include digital asset staking compensation, changes in fair value of digital asset, changes in warrant liability and interest income.

Note 12 - Subsequent Events

The Company evaluated subsequent events through August 14, 2026, the date these consolidated financial statements were issued, and determined that there were no material subsequent events requiring adjustment to, or disclosure in, the consolidated financial statements for the six months ended June 30, 2026, other than as described below.

On July 8, 2026, the Company received written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company had regained compliance with the minimum stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b)(1).

Pursuant to Nasdaq Listing Rule 5815(d)(4)(A) and the Notice, the Company is subject to a Discretionary Panel Monitor for a period of one year beginning July 1, 2026. If, during the monitoring period, Nasdaq Listing Qualifications Staff determines that the Company is again out of compliance with any Nasdaq Listing Rule, the Company will not be permitted to submit a compliance plan or be afforded an otherwise applicable cure or compliance period. Instead, Nasdaq Listing Qualifications Staff will issue a delisting determination, and the Company would have the opportunity to request a new hearing before the applicable Nasdaq Hearings Panel in accordance with Nasdaq Listing Rule 5815(d)(4)(C). There can be no assurance that the Company will maintain compliance with Nasdaq’s continued listing requirements during the monitoring period.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Renergen Proprietary Limited

Sandton, South Africa 2196

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Renergen Proprietary Limited (the “Group”) as of February 28, 2026 (Successor) and February 28, 2025 (Predecessor), the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the periods from January 7, 2026 to February 28, 2026 (Successor) and from March 1, 2025 to January 6, 2026 (Predecessor) and for the year ended February 28, 2025 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at February 28, 2026 (Successor) and February 28, 2025 (Predecessor), and the results of its operations and its cash flows the periods from January 7, 2026 to February 28, 2026 (Successor) and from March 1, 2025 to January 6, 2026 (Predecessor) and for the year ended February 28, 2025 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 19 to the consolidated financial statements, the Group has incurred recurring losses and negative operating cash flows from operating activities during the year ended February 28, 2026. The Group is dependent on raising additional capital and obtaining continued financial support or other financing sources. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 19 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Asset Retirement Obligations

As described in Notes 2 and 7 to the consolidated financial statements, the Group has asset retirement obligations of $3,785 million as of February 28, 2026. The asset retirement obligation is measured at the present value of estimated future rehabilitation costs using a credit-adjusted risk-free discount rate. The associated asset retirement cost is capitalized as part of the related long-lived asset and amortized over the asset's useful life. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value. The measurement of the obligation requires management to make significant assumptions regarding future rehabilitation cost estimates, inflation rates, discount rates, regulatory requirements, and the expected timing of closure and restoration activities. Changes in these assumptions may result in revisions to the asset retirement obligation and the related asset retirement cost capitalized as part of the associated long-lived assets.

We identified the valuation of asset retirement obligations as a critical audit matter because auditing management's estimate involved especially challenging and subjective judgment due to the significant assumptions used in the measurement of the obligation including discount rate, closure and rehabilitation periods and closure costs estimates and involved the use of professionals with specialized skills and knowledge in evaluating rehabilitation cost estimates and discount rate assumptions.

The primary procedures we performed to address this critical audit matter included:

•
Evaluating the reasonableness of management assumptions of discount rate, closure and rehabilitation periods and closure costs estimates through: (i) comparing key inputs, assumptions, disturbance areas, and rehabilitation activities included in the current year's model to those used in the prior year to assess consistency and identify significant changes, (ii) performing sensitivity analyses over significant assumptions to assess the impact of reasonably possible changes on the recorded obligation, and (iii) evaluating whether management appropriately reflected changes in regulatory requirements, closure plans, and expected rehabilitation activities in determining the obligation.
•
Evaluating the reasonableness of the rehabilitation period and comparing the closure costs used in the model to the remaining term of the applicable life of mine.
•
Utilizing professionals with specialized skills and knowledge in valuation to assist in the following: (i) evaluating the appropriateness of the discount rate, estimated closure and rehabilitation costs, and evaluating methodology applied thereon, (ii) testing the mathematical accuracy of the asset retirement obligation model and related present value calculations, (iii) assessing the competence, capabilities, objectivity, and relevant experience of management’s experts through consideration of their professional qualifications, experience, and independence, (iv) evaluating the methods and assumptions used by management’s expert and comparing them with those applied in prior periods to assess consistency and reasonableness.

/s/ BDO South Africa Incorporated

BDO South Africa Incorporated

We have served as the Group's auditor since 2022

Johannesburg, Republic of South Africa

October 1, 2026

RENERGEN LIMITED

CONSOLIDATED BALANCE SHEETS

(in USD thousands)

	Successor	Predecessor
	February 28, 2026	February 28, 2025
ASSETS:
Current assets:
Cash and cash equivalents	$3,787	$1,522
Restricted cash	2,843	2,661
Accounts receivable	1,259	729
Inventories	200	172
Prepaid expenses and other current assets	1,392	999
Total current assets	9,481	6,083
Natural gas properties, net	195,571	89,924
Property and equipment, net	8,642	9,167
Operating lease right-of-use assets, net	741	682
Other noncurrent assets:
Restricted cash	1,748	1,241
Lease receivables - noncurrent	1,996	2,026
Total assets	$218,179	$109,123

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$579	$3,774
Accrued expenses	1,714	1,362
Finance lease liabilities - current	58	10
Operating lease liabilities - current	184	85
Debt - current	96,485	54,498
Total current liabilities	99,020	59,729
Debt - noncurrent	3,764	2,860
Finance lease liabilities - noncurrent	203	32
Operating lease liabilities - noncurrent	535	506
Asset retirement obligation	3,785	2,429
Deferred revenues	819	812
Deferred tax liabilities	8,083	3,320
Total liabilities	116,209	69,688

Stockholders’ equity:
Stated capital	95,605	65,066
Accumulated deficit	(1,493)	(28,603)
Accumulated other comprehensive loss	(30)	13
Total stockholders' equity attributed to Renergen Limited stockholders	94,082	36,476
Noncontrolling interests in consolidated subsidiaries	7,888	2,959
Total stockholders’ equity	101,970	39,435
Total liabilities and stockholders’ equity	$218,179	$109,123

The accompanying notes are an integral part of these consolidated financial statements.

RENERGEN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD thousands, except share data)

	Successor	Predecessor
	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Revenue	$353	$2,220	$2,850
Cost of revenues	754	5,052	4,514
Gross loss	(401)	(2,832)	(1,664)
Operating expenses:
Exploration expense	47	4,745	2,451
Selling, general and administrative	2,261	12,202	10,929
Total operating expenses	2,308	16,947	13,380

OPERATING LOSS	(2,709)	(19,779)	(15,044)

Other income (expense):
Interest expense	(1,561)	(7,667)	(4,438)
Interest income	94	488	590
Other income	1,923	10,112	1,476
Total other income (expense), net	456	2,933	(2,372)

LOSS BEFORE INCOME TAXES	(2,253)	(16,846)	(17,416)

Income tax benefit (expense)	1,176	(513)	(652)

NET LOSS	(1,077)	(17,359)	(18,068)

Net loss attributable to noncontrolling interests	(29)	(816)	(842)
NET LOSS ATTRIBUTABLE TO RENERGEN LIMITED	(1,048)	(16,543)	(17,226)

Other comprehensive income	2,662	3,470	472

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO RENERGEN LIMITED	$1,614	$(13,073)	$(16,754)

Net loss per share (Predecessor):
Basic and diluted loss per share — attributable to Renergen Limited		$(0.107)	$(0.116)
Weighted average shares outstanding — basic and diluted		155,132,324	148,249,510

The accompanying notes are an integral part of these consolidated financial statements.

RENERGEN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in USD thousands)

	Successor	Predecessor
	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Comprehensive loss:
Net Loss before allocation to noncontrolling interests	$(1,077)	$(17,359)	$(18,068)
Foreign currency translation adjustments	2,876	3,935	491
Total other comprehensive income (loss) before allocation to noncontrolling interests	1,799	(13,424)	(17,577)
Less: Comprehensive income (loss) attributable to noncontrolling interests	185	(351)	(823)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO RENERGEN LIMITED	1,614	(13,073)	(16,754)

The accompanying notes are an integral part of these consolidated financial statements.

RENERGEN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in USD thousands, except share data)

Description	Ordinary shares outstanding	Stated capital	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to Renergen	Noncontrolling interests	Total equity
PREDECESSOR
Balance at February 29, 2024	147,528,660	$62,655	$(4)	$(11,167)	$51,484	$3,317	$54,801
Net loss	—	—	—	(17,226)	(17,226)	(842)	(18,068)
Distribution to noncontrolling interest of Renergen — protected capital contribution	—	—	—	(465)	(465)	465	—
Share issuances and other equity movements	7,518,750	2,201	17	(7)	2,211	—	2,211
Foreign currency translation adjustment	—	210	—	262	472	19	491
Balance at February 28, 2025	155,047,410	$65,066	$13	$(28,603)	$36,476	$2,959	$39,435
Net loss — March 1, 2025 through January 6, 2026	—	—	—	(16,543)	(16,543)	(816)	(17,359)
Distribution to noncontrolling interest of Renergen — protected capital contribution	—	—	—	(1,569)	(1,569)	1,569	—
Share issuances and other equity movements	123,481	261	(56)	(116)	89	—	89
Foreign currency translation adjustment	—	8,865	(3)	(5,392)	3,470	465	3,935
Balance at January 6, 2026	155,170,891	$74,192	$(46)	$(52,223)	$21,923	$4,177	$26,100
SUCCESSOR
Pushdown accounting adjustment	—	18,734	46	52,220	71,000	3,101	74,101
Balance at January 7, 2026	155,170,891	$92,926	$—	$(3)	$92,923	$7,278	$100,201
Net loss — January 7 through February 28, 2026	—	—	—	(1,048)	(1,048)	(29)	(1,077)
Distribution to noncontrolling interest of Renergen — protected capital contribution	—	—	—	(425)	(425)	425	—
Other equity movements	—	—	(30)	—	(30)	—	(30)
Foreign currency translation adjustment	—	2,679	—	(17)	2,662	214	2,876
Balance at February 28, 2026	155,170,891	$95,605	$(30)	$(1,493)	$94,082	$7,888	$101,970

The accompanying notes are an integral part of these consolidated financial statements.

RENERGEN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD thousands, except share data)

	Successor	Predecessor
	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Cash flows from operating activities:
Net loss	$(1,077)	$(17,359)	$(18,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	851	4,239	4,131
Non-cash interest expense	814	3,741	-
Non-cash foreign exchange loss on debt	(2,768)	(5,924)	406
Non-cash foreign exchange gain on deferred revenue	(24)	(95)	(35)
Change in deferred taxes	(1,203)	507	611
(Gain) loss on disposal of fixed assets	-	-	(7)
Share based payment expense	-	145	170
Dry hole and other exploration expense	46	4,735	2,450
Changes in operating assets and liabilities:
Trade and other receivables	1,042	(1,494)	366
Inventories	(157)	144	(62)
Trade and other payables	(2,460)	(1,206)	921
Accrued liabilities and other liabilities	(31)	1,349	(304)
Deferred revenues	-	-	(34)
Net cash used in operating activities	$(4,967)	$(11,217)	$(9,456)
Cash flows from investing activities:
Purchases of property and equipment	(897)	(15,942)	(9,962)
Proceeds from sale of property and equipment	-	-	12
Principal collections from lease receivable	101	222	282
Net cash used in investing activities	$(796)	$(15,720)	$(9,668)
Cash flows from financing activities:
Proceeds from issuance of debt	9,461	30,388	12,560
Payment of principal portion of debt	(1,067)	(5,192)	(20,528)
Payment of principal portion of finance leases	-	(97)	(90)
Ordinary shares issued for cash	-	-	1,285
Net cash provided by financing activities	$8,394	$25,099	$(6,773)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	90	2,069	497
Net increase (decrease) in cash, cash equivalents and restricted cash	2,722	232	(25,400)
Cash, cash equivalents and restricted cash, beginning of period	5,656	5,424	30,824
Cash, cash equivalents and restricted cash, end of period	$8,378	$5,656	$5,424
Supplemental cash flow information:
Cash paid for interest	882	4,007	5,193
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	37	287	1,647
Purchase of property and equipment with bank loans	-	206	-

The accompanying notes are an integral part of these consolidated financial statements.

RENERGEN LIMITED

Notes to Consolidated Financial Statements

Note 1 — Organization and Nature of Business

Renergen Limited (the “Company”) is a holding company organized under the laws of South Africa. Through its consolidated subsidiaries, the Company is engaged in the exploration, development and production of liquid helium and liquefied natural gas (“LNG”) in South Africa.

The Company’s principal operating asset is the Virginia Gas Project, an integrated onshore natural gas and helium development located in the Free State Province of South Africa. The project is operated through Tetra4 Proprietary Limited (“Tetra4”), which holds Production Right 12/04/07PR and related exploration interests covering portions of the Virginia Gas Field and other prospective areas. The Production Right provides the legal basis for Tetra4’s development and production activities at the Virginia Gas Project, subject to compliance with South African petroleum, environmental, health and safety, social and labour plan, and other regulatory requirements. The Virginia Gas Project includes producing and planned wells, gas gathering infrastructure, LNG processing and liquefaction facilities, and helium separation and liquefaction assets.

The consolidated financial statements include the accounts of Renergen Limited and its subsidiaries, principally Tetra4 Proprietary Limited. All intercompany balances and transactions are eliminated in consolidation. Non-controlling interests represent the minority equity holder's 5.5% interest in Tetra4.

On January 6, 2026 (the “Acquisition Date”), ASP Isotopes Inc. (“ASP Isotopes”) completed the acquisition of 100% of the outstanding ordinary shares of Renergen Limited (the "Acquisition"). As a result of the Acquisition, these consolidated financial statements present two distinct periods: the period prior to the Acquisition Date, referred to as the Predecessor period, and the period following the Acquisition Date, referred to as the Successor period. The Predecessor and Successor periods are separated by a vertical black line in the consolidated financial statements and notes and are not directly comparable.

Subsequent to February 28, 2026, ASP Isotopes announced a proposed transaction pursuant to which Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and intermediate holding company for Renergen, would merge with a subsidiary of ENDRA Life Sciences Inc., with Noble Africa LLC continuing as the surviving entity. Upon completion of the proposed transaction, the combined company is expected to operate under the name 4K Resources Inc. These consolidated financial statements present the historical consolidated financial statements of Renergen Limited and do not give effect to the proposed Noble Africa / ENDRA transaction, the related private placement financing, or any related post-closing ownership, capitalization or governance changes.

Note 2 — Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements, including all Predecessor and Successor periods presented, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Amounts are presented in U.S. dollars in thousands unless otherwise noted. The consolidated financial statements comply with Article 3 of Regulation S-X. In the opinion of management, the accompanying consolidated financial statements include all adjustments considered necessary to present fairly the Company’s financial position as of February 28, 2026 and 2025, and the results of operations and cash flows for the years ended February 28, 2026 and 2025.

Predecessor / Successor reporting

As described in Note 1, the Acquisition resulted in a new basis of accounting for the Successor period through the application of push-down accounting. The Predecessor periods reflect the historical carrying values, results of operations and cash flows of Renergen prior to the Acquisition Date. The Successor period reflects the assets and liabilities of Renergen at their acquisition-date fair values and the related post-acquisition results of operations and cash flows. Accordingly, the Predecessor and Successor periods are presented as separate periods and are not directly comparable.

Principles of consolidation

The consolidated financial statements include the accounts of Renergen Limited and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. Non-controlling interests represent the portion of equity in consolidated subsidiaries not attributable, directly or indirectly, to the Company and are presented separately in equity and in the consolidated statements of operations and comprehensive income (loss).

Use of estimates in financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Significant estimates include: proved natural gas and helium reserve quantities and related depletion rates; the fair value of assets and liabilities recognized in connection with the Acquisition and push-down accounting, including the proved reserves component of natural gas properties and related unproved property interests associated with the Virginia Gas Project; asset retirement obligations; the recoverability of long-lived assets; the realizability of deferred tax assets; the fair value of share-based compensation awards; and the allocation of purchase price in business combinations. Actual results could differ materially from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and trade receivables. The Company maintains cash balances with a limited number of creditworthy financial institutions in South Africa. The Company monitors the credit standing of those institutions and has not experienced material losses on such balances. Restricted cash is held in designated escrow accounts as required by the DFC Credit Facility and IDC Loan Agreement. The Company's revenues are concentrated among a small number of customers under long-term offtake agreements. The Company monitors customer creditworthiness on an ongoing basis. As of and for the year ended February 28, 2026, the Company’s revenues and trade receivables were concentrated among a limited number of customers. Substantially all revenue for the year ended February 28, 2026 was generated from LNG sales to a single customer. The Company is also party to a long-term helium offtake arrangements that may result in customer concentration as commercial helium sales increase. The Company monitors customer creditworthiness and payment performance on an ongoing basis.

Trade and other receivables

Trade and other receivables are recorded at the invoiced amount, net of an allowance for expected credit losses. The Company estimates expected credit losses based on historical collection experience, current economic conditions, customer-specific credit risk and reasonable and supportable forecasts. Receivables are written off when deemed uncollectible.

Inventories

Inventories consist primarily of LNG and liquid helium held in storage awaiting delivery, as well as materials and supplies used in production operations. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the current period average production cost method. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale. Write-downs to net realizable value are recognized in cost of revenues in the period incurred.

Fair value measurements

The Financial Accounting Standards Board’s ASC Topic 820, Fair Value Measurement and Disclosure, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 — Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1 that are either directly or indirectly observable as of the reporting date.

Level 3 — Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

Reclassifications of fair value between Level 1, Level 2 and Level 3 of the fair value hierarchy, if applicable, are made at the end of each quarter.

Fair value of financial instruments

The Company’s financial instruments consist primarily of cash, restricted cash, trade and other receivables, trade and other payables and borrowings. The carrying values of cash, restricted cash, trade and other receivables and trade and other payables are representative of their fair values due to their short-term maturities. The fair value of the Company’s borrowings is estimated based on the present value of future cash flows discounted using market-based borrowing rates adjusted for the Company’s credit risk, which represents a Level 3 input.

Oil and gas properties

The Company applies the successful efforts method of accounting for its natural gas and helium exploration and development activities, which are included within oil and gas properties for purposes of ASC 932. Under this method: (i) the costs of productive wells, development dry holes and related proved natural gas and helium properties are capitalized; (ii) geological and geophysical costs and the costs of carrying and retaining unproved property interests are expensed as incurred; (iii) exploratory drilling and completion costs are initially capitalized pending determination of whether proved reserves have been found; and (iv) if exploratory wells are determined not to have found proved reserves, the related costs are charged to exploration expense. Proved natural gas and helium properties, including producing wells and gathering, processing and liquefaction assets are classified within natural gas properties. Producing natural gas and helium properties are depleted or depreciated using the unit-of-production method based on estimated proved developed reserves. In-service gathering, processing and liquefaction assets are depreciated on a straight-line basis over the useful life of the assets. Costs of wells in process or construction in process are not subject to depletion or depreciation until they are placed in-service. The proved reserves component of natural gas properties recognized in connection with push-down accounting is depleted using the unit-of-production method based on estimated total proved reserves. Unproved property interests are assessed periodically for impairment and transferred to proved properties when proved reserves are established.

Proved natural gas and helium reserve interests are evaluated for impairment annually or when facts or circumstances indicate a possible decline in the recoverability of the carrying amount of the related properties. The Company estimates the expected future cash flows of its proved reserve interests and compares these undiscounted cash flows to the carrying amount of the related properties to determine if the carrying amount is recoverable. If an impairment is indicated, fair value is calculated using a discounted cash flow approach. Estimating future cash flows involves the use of judgments, including expected LNG and helium prices, estimated natural gas and helium reserve quantities, capital expenditures, operating costs, and timing of development and production, all of which are Level 3 inputs within the fair value hierarchy. The Company recorded no impairment expense attributable to proved properties for the years ended February 28, 2026 or 2025.

Property, plant and equipment

Property, plant and equipment that are not included within natural gas properties are stated at cost in the Predecessor periods or acquisition-date fair value in the Successor period, net of accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the respective assets. Developed natural gas and helium production, gathering, processing and liquefaction assets that are included within natural gas properties are depleted or depreciated using the unit-of-production method as described under “Oil and gas properties.” The Company reviews long-lived assets for impairment under ASC 360 whenever triggering events or circumstances indicate the carrying amount may not be recoverable. There were no asset impairments for the years ended February 28, 2026 or 2025.

Debt and Convertible Instruments

Debt is initially recognized at the amount of proceeds received, net of any original issue discount or premium and direct financing costs, and is subsequently measured at amortized cost. Debt discounts, premiums and deferred financing costs are amortized to interest expense over the contractual term of the related borrowing using the effective interest method. Upon repayment or extinguishment of debt, any unamortized discount, premium or deferred financing costs are recognized in earnings.

The Company evaluates amendments and exchanges of debt instruments to determine whether they represent a modification or an extinguishment. If the terms of the new debt instrument are substantially different from the terms of the original instrument, the original debt is derecognized and the new debt is initially recognized at fair value, with any resulting gain or loss recognized in earnings. For modifications that do not constitute extinguishments, the carrying amount of the debt is adjusted for applicable fees and costs, which are accounted for in accordance with their nature and amortized over the remaining term of the modified debt, as applicable.

The Company evaluates debt and convertible instruments upon issuance and upon modification to determine whether the instruments contain embedded features that require separate accounting as derivatives under ASC 815, Derivatives and Hedging. An embedded feature is bifurcated from its host instrument and accounted for separately at fair value when the economic characteristics and risks of the embedded feature are not clearly and closely related to those of the host instrument, the hybrid instrument is not otherwise measured at fair value through earnings, and a separate instrument with the same terms as the embedded feature would meet the definition of a derivative. Convertible instruments are evaluated under applicable U.S. GAAP to determine whether the instrument should be accounted for entirely as a liability or whether any conversion or other feature requires separate recognition as a derivative liability or an equity component. Derivative liabilities are initially and subsequently measured at fair value, with changes in fair value recognized in earnings. If bifurcation is not required, a convertible debt instrument is accounted for as a single liability measured at amortized cost.

Capitalized interest

Interest incurred on debt used to finance qualifying construction or development activities is capitalized as part of the cost of the related asset during the period in which activities necessary to prepare the asset for its intended use are in progress. Capitalization ceases when the asset is substantially complete and ready for its intended use. Interest costs not capitalized are expensed as incurred.

Business combinations

The Acquisition has been accounted for as a business combination under ASC 805. Renergen applied push-down accounting in its stand-alone consolidated financial statements in accordance with ASC 805-50 based on ASP Isotopes’ acquisition-date basis. As a result, Renergen established a new accounting basis as of the Acquisition Date and recorded identifiable assets acquired and liabilities assumed at their estimated acquisition-date fair values. No purchase accounting adjustment was recorded to the carrying value of debt because the carrying amounts were determined to approximate acquisition-date fair value.

The most significant assumptions typically relate to the estimated fair values assigned to the proved reserves component of natural gas properties, related unproved property interests, developed wells, equipment, facilities and other assets associated with the Virginia Gas Project. To estimate the fair values of the proved and unproved reserve interests, the Company develops estimates of natural gas and helium reserves based on quantities that geological and engineering data demonstrate, with reasonable certainty for proved reserves, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Management applied assumptions that market participants would use, including risk adjustments related to proved and unproved reserve classification, development risk and timing of production. The Company estimates future prices to apply to the estimated net quantities of reserves and estimates future operating and development costs to arrive at estimates of future net cash flows. The future net cash flows are discounted using a market-based weighted average cost of capital rate determined appropriate at the time of the acquisition. The most significant assumptions in relation to developed infrastructure assets utilize the cost approach, which places emphasis on the cost to replace or reproduce the asset. The cost approach also considers estimates of physical deterioration and functional and economic obsolescence to conclude on the fair value of the assets acquired.

Revenue recognition

The Company recognizes revenue when control of the promised goods is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company’s revenue is derived primarily from the sale of LNG, liquid helium and, historically, compressed natural gas. Revenue from product sales is recognized at a point in time when control transfers to the customer, which generally occurs upon delivery to the destination or delivery point specified in the customer contract and when the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the product. Amounts billed to customers are based on contractual prices and volumes delivered, generally supported by metering, delivery records, weighbridge tickets or other evidence of delivery.

The Company evaluates its LNG and helium offtake and supply arrangements to identify the performance obligations, transaction price, timing of control transfer, variable consideration, significant financing components and any minimum purchase or take-or-pay provisions. Variable consideration, including price escalation, index-based pricing or other contractual adjustments, is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. The Company does not recognize amounts related to minimum purchase or take-or-pay provisions until the related performance obligation has been satisfied or the customer’s obligation to pay has become unconditional. Contract liabilities are recorded when consideration is received or becomes due before the related performance obligation is satisfied. Contract assets are recorded when the Company has transferred goods to a customer before the right to consideration is unconditional. The Company presents amounts collected on behalf of third parties, including applicable taxes, on a net basis.

Certain LNG customer arrangements include both LNG product sale provisions and customer-side equipment or infrastructure provisions. The Company evaluates these arrangements to determine whether they contain lease components, non-lease components, separate performance obligations, significant financing components, contract assets, contract liabilities or other presentation matters. Consideration attributable to LNG product sales is accounted for under ASC 606. Consideration attributable to customer-side LNG equipment and related infrastructure is evaluated under ASC 842 and, when applicable, accounted for as lessor lease income and lessor receivables rather than product revenue.

Leases

The Company determines whether an arrangement is or contains a lease at contract inception. Operating leases are recognized as right-of-use assets and operating lease liabilities on the consolidated balance sheets. Finance leases are recognized as right-of-use assets and finance lease liabilities. Short-term leases with an initial term of 12 months or less are not recognized on the consolidated balance sheets. Lease terms reflect the non-cancellable period plus optional extension periods when it is reasonably certain the option will be exercised.

The Company also enters into arrangements as a lessor for customer-side LNG equipment and related infrastructure used for the delivery, storage, utilization and conversion of LNG to natural gas. The Company evaluates whether customer arrangements contain lease and non-lease components and allocates consideration to each component based on the applicable accounting guidance. For lessor arrangements that meet finance lease classification criteria under ASC 842, the Company derecognizes the underlying leased asset, recognizes a net investment in the lease as a lessor receivable, and recognizes interest income over the lease term using the effective interest method. Lease payments received are allocated between a reduction of the lessor receivable and interest income. The Company evaluates lessor receivables for expected credit losses under ASC 326.

Asset retirement obligations

The Company recognizes a liability for the fair value of obligations associated with the retirement of tangible long-lived assets, including oil and gas well plug and abandonment costs, where a legal obligation exists. The ARO liability is recognized at the present value of estimated future costs using a credit-adjusted risk-free discount rate. The associated asset retirement cost is capitalized as part of the related long-lived asset and amortized over the asset's useful life. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value. If estimated future costs of ARO change, an adjustment is recorded to both the asset retirement obligation and the long-lived asset. Revisions to estimated ARO can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in estimated timing of abandonment.

Foreign currency translation

The functional currency of the Company and its South African operating subsidiaries is the South African Rand. The reporting currency is the U.S. dollar. Balance sheet accounts are translated at the period-end exchange rate; income statement accounts are translated at the weighted-average exchange rate for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in equity and are not included in net income. Foreign currency transaction gains and losses on monetary items are included in the consolidated statements of operations.

Income taxes

Income taxes are accounted for using the asset and liability method. The Company and its South African subsidiaries are primarily subject to South African corporate income tax, and deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which the temporary differences are expected to reverse. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, including temporary differences arising from the application of push-down accounting in the Successor period. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing realizability, the Company considers cumulative losses, forecasted taxable income, the scheduled reversal of deferred tax liabilities, available tax planning strategies and limitations on the utilization of assessed losses under South African tax law. Uncertain tax positions are recognized and measured using the two-step framework under ASC 740-10-25. Interest and penalties related to income taxes, if any, are recognized in income tax expense.

Share-based compensation

Compensation expense for equity-classified awards is measured at grant-date fair value and recognized over the requisite service period on a straight-line basis. Forfeitures are recognized as they occur. The Company uses the Black-Scholes option-pricing model for stock option awards. Liability-classified share appreciation rights are remeasured to fair value at each reporting date, with changes recognized in the income statement. The Company’s legacy Renergen share-based compensation arrangements were terminated in connection with the Acquisition, and no legacy Renergen awards remained outstanding as of February 28, 2026.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”). These consolidated financial statements have been prepared in accordance with GAAP, including all ASUs applicable and effective for the periods presented.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires enhanced disclosures about significant segment expenses and other segment items and requires entities with a single reportable segment to provide all disclosures required by Topic 280. ASU 2023-07 was effective for the Company’s year ended February 28, 2026. The standard did not affect the Company’s recognition, measurement or presentation of amounts in the consolidated financial statements but resulted in expanded segment disclosures. See Note 17.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced income tax disclosures, including additional information about the rate reconciliation and income taxes paid. ASU 2023-09 was effective for the Company’s year ended February 28, 2026. The standard did not affect the Company’s recognition or measurement of income taxes but resulted in expanded income tax disclosures. See Note 14.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements, which removes references to various FASB Concepts Statements from the Accounting Standards Codification and makes related clarifying amendments. ASU 2024-02 was effective for the Company’s year ended February 28, 2026. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements or related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to provide additional disclosures about certain expenses included in captions presented on the face of the income statement, including purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion, as applicable, as well as certain disclosures about selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statement disclosures.

The Company does not expect any other recently issued accounting standards that are not yet effective to have a material impact on its consolidated financial statements.

Earnings/(loss) per share

Basic loss per share is computed by dividing net loss attributable to Renergen Limited ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to Renergen Limited ordinary shareholders by the weighted-average number of ordinary shares outstanding, adjusted for the dilutive effect of potential ordinary shares from stock options and other share-based awards. Because the Company is in a net loss position, all potentially dilutive securities are anti-dilutive and are therefore excluded from the computation of diluted loss per share. Accordingly, basic and diluted loss per share are the same for all periods presented.

Segment reporting

The Company identifies its operating segments based on the way management organizes the business for making operating decisions and assessing performance. The Company's chief operating decision maker reviews financial information at the consolidated level and by operating segment.

Note 3 — Acquisition of Renergen Limited

On January 6, 2026, ASP Isotopes Inc. (“ASP Isotopes”) completed the acquisition of all of the issued and outstanding ordinary shares of Renergen Limited (“Renergen”) pursuant to a scheme of arrangement under South African law. As a result of the transaction, Renergen became a wholly owned subsidiary of ASP Isotopes.

In connection with the transaction, Renergen ordinary shares were delisted from JSE Limited and the Australian Securities Exchange (“ASX”).

The acquisition has been accounted for as a business combination under ASC 805, Business Combinations. Renergen applied push-down accounting in its stand-alone consolidated financial statements of Renergen in accordance with ASC 805-50 based on ASP Isotopes’ Acquisition Date basis. As a result, Renergen established a new accounting basis as of the Acquisition Date and recorded its identifiable assets acquired and liabilities assumed at their estimated acquisition-date fair values.

These consolidated financial statements therefore present separate Predecessor and Successor periods. The Successor period reflects the new accounting basis established through push-down accounting and is not directly comparable to the Predecessor periods.

The allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed is preliminary and remains subject to refinement during the measurement period permitted under ASC 805. Measurement period adjustments may result from additional information regarding facts and circumstances that existed as of the Acquisition Date, including the valuation of natural gas properties, asset retirement obligations, deferred taxes and other acquired assets and assumed liabilities.

The following table presents the preliminary allocation of the purchase price to the identifiable assets acquired and liabilities based on their estimated fair values at the Acquisition Date:

Fair value of business combination
Equity consideration	$92,921
Cash consideration	5
Total consideration transferred	$92,926

Identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	$1,216
Restricted cash - current	2,789
Accounts receivable	1,723
Inventories	40
Prepaid expenses	1,353
Other current assets	131
Lease receivables - current	394
Natural gas properties, net	189,274
Property and equipment, net	8,624
Operating lease right-of-use assets, net	721
Restricted cash - noncurrent	1,651
Lease receivables - noncurrent	2,041
Total assets acquired	$209,957

Accounts payable	$(2,983)
Accrued expenses	(1,838)
Finance lease liabilities - current	(55)
Operating lease liabilities - current	(173)
Debt - current	(87,208)
Debt - noncurrent	(3,598)
Finance lease liabilities - noncurrent	(204)
Operating lease liabilities - noncurrent	(547)
Asset retirement obligation	(3,288)
Deferred revenues	(819)
Deferred tax liabilities	(9,040)
Total liabilities assumed	$(109,753)

Total net identifiable assets acquired and liabilities assumed	100,204
Noncontrolling interests measured at fair value	(7,278)
Total net identifiable assets acquired and liabilities attributed to Renergen Limited stockholders	$92,926

Natural gas properties

Natural gas properties represent the estimated fair value assigned to Renergen’s interests associated with the Virginia Gas Project. As of the Acquisition Date, natural gas properties consisted primarily of proved reserves, developed assets, wells in process, construction-in-progress related to natural gas properties and capitalized asset retirement costs.

Proved reserves represent Acquisition Date fair values attributed to proved reserve interests and are depleted using the unit-of-production method based on estimated total proved reserves. Developed assets primarily represent developed production, gathering, processing and liquefaction infrastructure and are depleted using the unit-of-production method based on estimated proved developed reserves. Wells in process and construction-in-progress related to natural gas properties represent development projects that had not yet been placed into service as of the Acquisition Date and therefore were not subject to depletion. Capitalized asset retirement costs represent the asset retirement cost associated with environmental restoration and abandonment obligations and are depleted consistent with the related developed assets.

Deferred tax effects

The acquisition-date fair value adjustments resulted in the recognition of deferred tax liabilities primarily associated with differences between the acquisition-date carrying values and the tax bases of acquired assets and liabilities. These deferred tax liabilities were recorded in accordance with ASC 740 as part of the preliminary purchase accounting allocation.

Non-controlling interests

The acquisition-date allocation includes recognition of the non-controlling interest in Tetra4. The non-controlling interest was measured based on the estimated fair value of the underlying ownership interest as of the Acquisition Date.

Note 4 — Revenue

The following table presents disaggregated revenue:

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
	February 28, 2026	January 6, 2026	February 28, 2025
LNG revenue	$353	$2,215	$2,850
Liquid helium revenue	—	5	—
Total revenues	$353	$2,220	$2,850

The Company derives substantially all of its revenue from the sale of liquefied natural gas (“LNG”) produced from the Virginia Gas Project. Historically, the Company also generated revenue from compressed natural gas (“CNG”) operations; however, the CNG facility ceased operations in September 2022 upon completion of the pilot project and commencement of LNG commercialization. Revenue from LNG and LHe sales is recognized at a point in time when control of the product transfers to the customer in accordance with the applicable customer contract.

The Company sells LNG primarily to South African industrial customers. As of February 28, 2026, the Company had LNG offtake arrangements with three customers. The agreements are denominated in South African Rand, generally have minimum contractual terms of five years or longer, may include take-or-pay or minimum volume commitments and provide for price escalation or other contractual pricing mechanisms. Pricing is negotiated on a customer-by-customer basis and is generally linked to competing energy sources, including diesel and LPG. Revenue from LNG product sales is recognized at a point in time when control of LNG transfers to the customer, generally upon delivery to the destination or delivery point specified in the contract. Under the Company’s customer agreement, delivery is deemed complete, and title and risk of loss transfer, when LNG passes the delivery point at the customer site.

Certain LNG customer arrangements also include customer-side LNG equipment and related infrastructure used for the delivery, storage, utilization and conversion of LNG to natural gas. These customer-side infrastructure arrangements are evaluated separately from LNG product sales to determine whether they contain lease components, non-lease components, separate performance obligations, significant financing components, contract assets, contract liabilities or other presentation matters. Amounts attributable to LNG product sales are recognized as revenue under ASC 606 when control of LNG transfers to the customer. Amounts attributable to customer-side LNG equipment and related infrastructure are evaluated under ASC 842 and, when applicable, accounted for as lessor finance lease arrangements. See Note 8 for additional information regarding lessor receivables.

The Company has entered into a long-term take-or-pay helium offtake agreement covering 15% of Phase 1 helium production capacity and a portion of anticipated Phase 2 production capacity. These arrangements are denominated in U.S. dollars and generally include annual price escalations linked to the U.S. Consumer Price Index. The Company expects to market a portion of future Phase 2 production into the spot market.

Contract liabilities represent amounts received from customers, or amounts contractually due from customers, for which the corresponding performance obligations had not yet been satisfied as of the reporting date. Contract assets are recorded when the Company has transferred goods to a customer before the right to consideration is unconditional. Customer deposits, prepayments, minimum purchase amounts, take-or-pay amounts, make-up rights, customer credits or similar contract provisions are evaluated based on the specific terms of the related customer arrangement. Contract assets and contract liabilities were not material as of February 28, 2026 and February 28, 2025 except as otherwise reflected in the accompanying consolidated balance sheets. Customer-side infrastructure arrangements accounted for as leases are presented separately from revenue from contracts with customers.

For the year ended February 28, 2026, substantially all of the Company’s revenue was generated from LNG sales to a single customer, and 100% of trade receivables was due from that customer.

The Company monitors customer creditworthiness on an ongoing basis and evaluates collectability at contract inception and throughout the term of its contractual life. The Company estimates expected credit losses on trade receivables based shared risk characteristics, including customer type, payment history, and aging status. The historical loss experience is adjusted for current-specific information and reasonable supportable forecasts of economic conditions. Based on this evaluation, the estimated allowance for credit losses was not material as of February 28, 2026 and 2025.

Note 5 — Natural gas properties, net

Natural gas properties include proved reserves, developed production, gathering, processing and liquefaction assets, wells in process, construction-in-progress related to natural gas properties and capitalized asset retirement costs associated with the Virginia Gas Project, and are summarized as follows:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Proved properties — Virginia Gas Project Phase 1	$36,608	$—
Unproved properties — Phase 2 exploration costs	73,031	—
Wells in progress	(343)	—
Developed assets	31,999	15,871
Gas processing plant and liquefaction equipment (Virginia Gas Plant)	20,108	59,449
Construction in progress — Phase 2	34,796	18,966
Total natural gas properties, gross	$196,199	$94,286
Less: accumulated depreciation, depletion and amortization	(628)	(4,362)
Natural gas properties, net	$195,571	$89,924

In the Predecessor periods, natural gas properties were carried at historical cost less accumulated depreciation and impairment. In the Successor period, property, plant and equipment were recorded at acquisition-date fair value in connection with the application of push-down accounting. The acquisition-date fair value adjustment increased the carrying amount of natural gas properties by $79.7 million as of the Acquisition Date.

Depletion expense for natural gas properties is determined using the unit-of-production method based on reserve quantities prepared by Sproule Incorporated, an independent petroleum engineering firm qualified under SEC Rule 4-10(a)(22) (“Sproule”). Proved reserves are depleted based on estimated total proved natural gas and helium reserves, while developed assets are depleted based on estimated proved developed reserves. Natural gas production used in the depletion calculation is monitored by the Company in gigajoules (“GJ”) and converted to MMcf using the Company’s standard conversion methodology to maintain consistency with reserve quantities presented for SEC and ASC 932 purposes.

Depletion expense related to natural gas properties is included in the consolidated statements of operations as follows:

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
	February 28, 2026	January 6, 2026	February 28, 2025
Production & reserves used in depletion
Production (GJ)	157,203	36,438	244,234
Production (MMCF)	149	35	232

Proved Developed Reserves (MMCF)	4,045	4,045	3,974
Total Proved Reserves (MMCF)	188,273	188,273	177,850

Depletion expense:
DD&A expense included in cost of revenues	$304	$2,419	$2,001
DD&A expense included in selling, general and administrative	272	427	884
Total DD&A	$576	$2,846	$2,885

The reserve quantities used for depletion are based on reserve reports prepared by Sproule as of February 28, 2026 and February 28, 2025, as applicable. The Company evaluates reserve estimates, production data, commodity pricing, operating costs, development plans and other relevant information when determining depletion rates and assessing natural gas properties for impairment. Changes in reserve estimates, production performance, development timing or commodity prices may result in prospective changes to depletion expense or impairment conclusions.

Natural gas properties recognized in connection with push-down accounting consist of proved reserves, developed assets, wells in process, construction-in-progress related to natural gas properties and capitalized asset retirement costs associated with the Virginia Gas Project. Proved reserves represent acquisition-date amounts attributed to proved reserve interests and are depleted using the unit-of-production method based on estimated total proved reserves. Developed assets primarily represent developed producing wells and gathering infrastructure and are depleted using the unit-of-production method based on estimated proved developed reserves. Gas processing plant and liquefaction equipment are depreciated on a straight-line basis over estimated useful lives of 20 years. Wells in process and construction-in-progress related to natural gas properties represent development projects not yet placed into service and are not depleted until the related assets are ready for their intended use. Capitalized asset retirement costs represent the asset retirement cost associated with environmental restoration and abandonment obligations and are depleted consistent with the related developed assets. The Company evaluates proved natural gas and helium reserve interests and related natural gas properties for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Capitalized interest included in natural gas properties was $0.22 million and $1.28 million for the years ended February 28, 2026 and 2025, respectively.

Note 6 — Property, plant and equipment, net

Property, plant and equipment are summarized as follows:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Buildings and leasehold improvements	$8,075	$8,472
Land	226	149
Vehicles and transport equipment	313	1,188
Furniture, fixtures and other equipment	261	1,338
Total property, plant and equipment, gross	$8,875	$11,147
Less: accumulated depreciation	(233)	(1,980)
Property, plant and equipment, net	$8,642	$9,167

In the Predecessor periods, property, plant and equipment were carried at historical cost less accumulated depreciation and impairment. In the Successor period, property, plant and equipment were recorded at acquisition-date fair value in connection with the application of push-down accounting. The acquisition-date fair value adjustment decreased the carrying amount of property, plant and equipment by $0.44 million as of the Acquisition Date. Depreciation expense is included within selling, general and administrative expense on the consolidated statements of operation and was $0.28 million for the Successor period from January 7, 2026 through February 28, 2026, $1.39 million for the Predecessor period from March 1, 2025 through January 6, 2026, and $1.25 million for the year ended February 28, 2025.

Property, plant and equipment include buildings and improvements, vehicles, office equipment, leasehold improvements and general equipment not classified as natural gas properties. Depreciation is recognized on a straight-line basis over estimated useful lives ranging from 3 to 10 years, depending on asset class. Construction-in-progress related to assets not classified as natural gas properties, if any, is not depreciated until placed into service. Developed production, gathering, processing and liquefaction assets and construction-in-progress related to natural gas properties are presented in Note 5.

The Company capitalizes interest on qualifying construction or development activities in accordance with ASC 835-20. Capitalized interest is included in the carrying amount of the related qualifying asset, including natural gas properties when the related construction or development activity is associated with the Virginia Gas Project. No impairment of property, plant and equipment was recognized for the years ended February 28, 2026 or 2025.

Note 7 — Asset retirement obligations

The Company's asset retirement obligations (“ARO”) relate to the legal obligation to plug and abandon natural gas wells, dismantle gas gathering pipelines and restore well sites upon cessation of operations at the Virginia Gas Project, as required by South African petroleum regulations and the terms of the Production Right held by Tetra4.

The following table presents a roll forward of ARO activity:

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
	February 28, 2026	January 6, 2026	February 28, 2025
ARO — beginning of period	$—	$2,429	$2,099
Assumed in Acquisition at fair value	3,288	—	—
Liabilities incurred — new wells drilled	297	327	—
Accretion expense	69	167	259
Effect of foreign currency translation	130	365	71
ARO — end of period	$3,785	$3,288	$2,429

Note 8 — Leases

Lessor arrangements and receivables

The Company also enters into customer arrangements as a lessor for customer-side LNG equipment and related infrastructure required for the delivery, storage, utilization and conversion of LNG to natural gas. These arrangements are typically entered into in connection with LNG offtake agreements and may require the customer to make fixed monthly infrastructure or equipment payments in addition to amounts payable for LNG volumes delivered. The customer-side equipment and infrastructure may include storage, vaporization, regasification, delivery, metering or related equipment located at the customer site.

Certain customer-side infrastructure arrangements provide for transfer of ownership of the leased equipment to the customer upon fulfillment of the applicable contractual provisions, including settlement of all amounts due to the Company, or provide the customer with a purchase or settlement mechanism. The Company evaluates these arrangements under ASC 842 to determine whether the arrangement contains a lease and whether the lease should be classified as a sales-type lease, direct financing lease or operating lease. When finance lease classification criteria are met, the Company recognizes a net investment in the lease as a lessor receivable and recognizes interest income over the lease term using the effective interest method.

The Company’s net investment in sales-type leases were comprised of the following:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Total undiscounted cash flows	$3,171	$3,184
Present value discount	(776)	(823)
Net investment in sales-type leases	2,396	2,361

Future minimum lease payments to be received under finance lease arrangements are summarized as follows:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Year ending February 28/29
2027	$723	$554
2028	668	554
2029	668	554
2030	668	554
2031	444	553
Thereafter	—	415
Total undiscounted lease payments receivable	$3,171	$3,184

Interest income from lessor receivables was $305 for the year ended February 28, 2026 and $285 for the year ended February 28, 2025. The Company evaluates lessor receivables for expected credit losses under ASC 326 based on customer credit risk, payment history, current conditions and reasonable and supportable forecasts. No material allowance for credit losses was recognized as of February 28, 2026 or February 28, 2025 because none of the lessor receivables was considered credit-impaired and historical loss experience and current and forecast conditions indicated that expected credit losses were not material.

Lessee arrangements and lease liabilities

The Company is a lessee under arrangements for office space, vehicles and other equipment used in its operations. The Company recognizes lease liabilities and corresponding right-of-use assets for leases with terms greater than 12 months. The Company’s lessee arrangements include operating leases and finance leases, with remaining terms ranging from 5 to 5.75 years.

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
Lease Cost	February 28, 2026	January 6, 2026	February 28, 2025
Operating lease cost	$37	$187	$214
Finance lease cost — amortization of ROU asset	10	34	18
Finance lease cost — interest on lease liability	4	14	6
Total lease cost	$51	$235	$238

Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
FY2027	$247	$81
FY2028	264	81
FY2029	281	74
FY2030	48	60
FY2031	—	21
Total undiscounted lease payments	$840	$317
Less: imputed interest	(121)	(56)
Present value of lease liabilities	$719	$261

As of February 28, 2026, the weighted-average remaining lease term was 3.3 years for operating leases and 4.1 years for finance leases. The weighted-average discount rate was 10.51% for operating leases and 10.51% for finance leases.

Note 9 — Restricted cash

Restricted cash consists of amounts held in escrow as debt service reserve accounts required under the DFC Credit Facility and IDC Loan Agreement and cash guarantees provided for environmental rehabilitation and utility obligations:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Cash and cash equivalents	$3,787	$1,522
Restricted cash — current (DFC debt service reserve)	1,570	1,603
Restricted cash — current (IDC debt service reserve)	1,273	1,058
Restricted cash — noncurrent (Eskom)	1,222	811
Restricted cash — noncurrent (Environmental rehabilitation)	526	430
Total cash, cash equivalents and restricted cash	$8,378	$5,424

Note 10 — Debt

The Company’s debt consists primarily of amounts due under the ASP Isotopes Term Loan Facility, the DFC Credit Facility, the IDC Loan, the Standard Bank facility, Airsol debentures and the Molopo Loan. Debt is classified as current or non-current when it is contractually due within one year of the balance sheet date, is payable on demand, is subject to a covenant violation or event of default that gives the lender the right to accelerate repayment and such right has not been effectively waived for a period greater than one year, or otherwise does not meet the criteria for non-current classification under GAAP. Several of the Company’s debt arrangements are secured by assets of Tetra4, restricted cash held in debt service reserve accounts or other collateral arrangements and include covenants, conditions precedent, events of default or lender consent requirements that may affect availability, repayment timing and balance sheet classification.

Total debt is summarized as follows:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
ASP Isotopes Term Loan Facility	$42,163	$—
DFC Credit Facility	23,809	29,373
IDC Loan	9,135	8,633
Standard Bank Facility	13,166	9,094
Airsol Debentures	7,007	7,397
Molopo Loan	3,764	2,860
Insurance financing	1,205	-
Total debt, net of debt issuance costs	100,249	57,358
Less: current portion	(96,485)	(54,498)
Long-term debt, net of current portion	$3,764	$2,860

ASP Isotopes Term Loan Facility

The Company has a related-party loan arrangement (the “ASP Isotopes Term Loan Facility”) with ASPI that was originally established for $30.0 million and subsequently increased to $39.5 million as of February 28, 2026. Borrowings under the ASP Isotopes Term Loan Facility have been used to fund operating costs, debt service and capital expenditures. The loan bears interest at a rate based on the prime rate, compounded monthly, is unsecured and is repayable within 60 days following written demand by ASPI. Because the ASP Isotopes Term Loan Facility is payable on demand within 60 days, the Company evaluates the outstanding balance for current classification unless the demand feature has been amended, waived or otherwise modified before issuance of these consolidated financial statements.

For the year ended February 28, 2026, the accompanying consolidated financial statements included related-party interest expense on the ASP Isotopes Term Loan Facility of $2.8 million. No interest expense related to the ASP Isotopes Term Loan Facility was incurred during the year ended February 28, 2025.

Subsequent to February 28, 2026, the ASP Isotopes Term Loan Facility was amended to increase the aggregate principal amount available under the facility from $39.5 million to $48.6 million on April 16, 2026, which was further increased to $80.0 million on May 28, 2026, and further increased to $120.0 million on September 29, 2026. See Note 18, Subsequent Events for more information.

DFC Credit Facility

Tetra4 is party to a $40.0 million senior secured credit facility with the United States International Development Finance Corporation (“DFC”), which was fully drawn as of February 28, 2026. The facility was drawn in three tranches: $20.0 million in September 2019, $12.5 million in June 2020 and $7.5 million in September 2021. Principal is repayable in equal quarterly installments of $1.08 million through August 15, 2031. The facility bears fixed interest rates applicable to each tranche and includes a guarantee fee and annual maintenance fee. The facility is secured by Tetra4 physical assets and requires Tetra4 to maintain a debt service reserve account. The related restricted cash balance is presented in Note 9.

During November 2025, the Company did not make a scheduled payment under the DFC Credit Facility when due. The Company obtained a waiver related to the payment default and restored the related debt service reserve account subsequent to year-end. Financial covenants under the DFC Credit Facility become effective May 1, 2028. The Company considered the payment default, waiver, debt service reserve account restoration and covenant effective date in determining the current and non-current classification of amounts outstanding under the DFC Credit Facility as of February 28, 2026.

IDC Loan

Tetra4 is party to a loan facility with the Industrial Development Corporation of South Africa (“IDC”) with an original facility amount of R160.7 million ($10.2 million using the exchange rate in effect at the time), of which approximately R158.8 million (approximately $10.0 million using the exchange rate in effect at the time) had been drawn. Monthly annuity repayments commenced on July 1, 2023. The loan bears interest at the South African prime rate plus 3.5% and is secured by Tetra4 physical assets and a debt service reserve account. The IDC Loan includes financial covenants, reserve requirements and lender rights that may affect the timing of repayment or classification if the Company is not in compliance.

Financial covenants under the IDC Loan became effective on February 15, 2026. The Company was not in compliance with certain financial covenants as of February 28, 2026 and requested that IDC extend the covenant effective date to May 1, 2028. The classification of the IDC Loan reflects the Company’s evaluation of covenant compliance, lender rights and any waivers, amendments or lender approvals obtained before issuance of these consolidated financial statements. If an effective waiver or amendment is not obtained before issuance, amounts otherwise due beyond one year may require current classification under U.S. GAAP. The Company reflected the borrowings as current as of February 28, 2026.

Standard Bank Facility

Tetra4 is party to a secured loan facility with The Standard Bank of South Africa Limited (“Standard Bank” or “SBSA”) in an aggregate principal amount of R155.0 million ($8.7 million using the exchange rate in effect at the time). The facility was drawn during August 2024 and October 2024. Borrowings under the facility bear interest at JIBAR plus an applicable margin, with interest compounded or capitalized in accordance with the facility terms.

The facility is secured by third ranking reversionary rights and the cession of a bank account holding cash reserves equivalent to the total principal loan amount. In addition, NTIGT Investment Proprietary Limited (“NTIGT”) an associate of Mr. Nicholas Mitchell and Mr. Stefano Marani, has entered into a cession and pledge agreement (“Pledge”) with SBSA, in terms of which NTIGT has pledged and ceded as security to SBS, 1,546,268 ASPI Isotopes ordinary shares (“Pledged Shares”).

As of February 28, 2026 the amount of the facility was R209.6 million ($13.2 million using the exchange rate in effect at the time) and had a maturity date of March 31, 2026. The Company reflected the borrowing as current as of February 28, 2026.

On August 14, 2026, Renergen and SBSA entered into a Second Amendment and Restatement Agreement that amended and restated the facility. Under the amended facility, the unpaid accrued interest was capitalized into the principal balance increasing the principal balance to $14.2 million and the maturity date was extended to August 14, 2027. The amended facility bears interest at a rate linked to the applicable compounded reference rate plus a margin and is subject to the terms and conditions set forth in the amended agreement. See Note 18, Subsequent Events, for additional information.

Airsol Debentures

The Company is party to an unsecured convertible debenture arrangement with Airsol for $7.0 million. The debentures bear interest at 13%, compounded semiannually and matured on August 31, 2025. As the debentures remained unpaid as of February 28, 2026 due to a repayment dispute between the parties, the balance is classified as current debt. The Company evaluated the convertible feature and concluded that separate accounting is not required.

On August 4, 2026, the dispute was resolved and the Company agreed to repay principal, accrued interest and certain fees totaling $8.5 million in three equal installments. Payments will commence five business days after certain customary regulatory approvals are obtained and are expected to be completed by November 2026. See Note 18, Subsequent Events, for additional information.

Molopo Loan

The Molopo Loan represents a vendor-financed obligation of R50.0 million ($3.0 million). The loan was originally interest-free and became due on August 31, 2024, after which interest accrues at the South African prime rate plus 2%. Repayment is required only when Tetra4 declares dividends and is limited to a portion of distributable profits. The lender has asserted claims related to alleged breaches associated with a non-controlling interest investment, and the timing and amount of any repayment may be affected by the outcome of that dispute. The Company has classified the Molopo Loan as non-current because repayment is not expected within 12 months absent resolution of the dispute and the availability of distributable profits.

Covenant compliance, defaults and waivers

The Company’s debt agreements contain customary covenants, events of default, reporting requirements, lender consent rights and debt service reserve account requirements. As of February 28, 2026, the Company had experienced or was evaluating matters under certain debt agreements, including the DFC payment default and waiver described above, the IDC financial covenant matter described above, the Standard Bank equity injection default and reserved rights described above, and the AIRSOL debenture maturity and related dispute described above. The Company evaluates defaults, covenant breaches, waivers, amendments and other lender agreements to determine whether outstanding debt should be classified as current or non-current and whether any additional amounts, including default interest, penalties, fees or other obligations, should be recognized.

Current and non-current classification

Debt is classified as current when it is contractually due within one year of the balance sheet date, is payable on demand, is subject to a covenant violation or event of default that gives the lender the right to accelerate repayment and such right has not been effectively waived for a period greater than one year, or otherwise does not meet the criteria for non-current classification under U.S. GAAP. Debt is classified as non-current when contractual maturities extend beyond one year and the Company has the unconditional right to defer settlement for at least one year, after considering covenant compliance, default status and waivers or amendments obtained before issuance of the consolidated financial statements.

Maturities of debt as of February 28, 2026 are summarized as follows:

Successor
February 28, 2026
FY2027	$96,485
Undetermined	3,764
Total	$100,249

The Company incurred interest on debt during the periods presented. Interest costs are either expensed as incurred or capitalized as part of qualifying construction or development activities in accordance with ASC 835-20. Interest expense includes contractual interest, amortization of deferred financing costs, and default or other fees, if applicable, net of amounts capitalized. See Note 5 and Note 6 for capitalized interest included in property, plant and equipment and natural gas properties.

The Company was not in compliance with certain debt obligations as of February 28, 2026, as described above. The Company’s evaluation of compliance, waivers, lender rights and amendments is reflected in the current and non-current classification of debt presented in the accompanying consolidated balance sheets.

Note 11 — Equity and share capital

The Company’s ordinary shares have no par value and are presented as stated capital. Prior to the Acquisition Date, Renergen’s ordinary shares were publicly traded on JSE Limited and the Australian Securities Exchange (“ASX”). On January 6, 2026, ASP Isotopes acquired all issued and outstanding ordinary shares of Renergen. The acquisition changed ownership of those shares but did not cancel or redeem them. At February 28, 2026, Renergen had 155,170,891 ordinary shares outstanding, all held by ASP Isotopes. Renergen became a wholly owned subsidiary of ASP Isotopes, and its ordinary shares were subsequently delisted.

During the Predecessor periods, stated capital reflected issuances of ordinary shares and related transaction costs. Immediately before the Acquisition Date, 155,170,891 ordinary shares were outstanding. Those shares remained issued and outstanding after the Acquisition Date, and ASP Isotopes became their registered and beneficial owner under the scheme of arrangement.

The following table summarizes the principal components of equity attributable to Renergen or its parent:

	Successor	Predecessor
Equity attributable to Renergen or its parent (Amounts in USD thousands)	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Stated capital	$95,605	$74,192	$65,066
Accumulated deficit	$(1,493)	$(52,223)	$(28,603)
Accumulated other comprehensive income (loss)	$(30)	$(46)	$13
Total equity attributable to Renergen or its parent	$94,082	$21,923	$36,476

The Successor period reflects the new basis of accounting established through pushdown accounting. The Acquisition Date amount attributable to ASP Isotopes represents parent investment established through pushdown accounting and does not reflect the issuance of new Renergen ordinary shares. The Predecessor capital balance includes stated capital and the historical share-based payments reserve. The legacy Renergen share-based compensation arrangements were settled or terminated in connection with the acquisition, and no related awards remained outstanding at February 28, 2026. Accumulated other comprehensive income or loss is presented separately within equity and consists principally of foreign currency translation adjustments. Accumulated deficit includes the Successor-period results of operations after the Acquisition Date.

The Company’s noncontrolling interest relates to the 5.5% ownership interest in Tetra4. The noncontrolling interest is presented separately within equity and reflects the holder’s share of Tetra4’s net assets and results of operations. Certain contributions made by Renergen to Tetra4 are subject to contractual dilution-protection provisions under which the noncontrolling interest holder is credited for its 5.5% ownership share. These noncash dilution-protection reallocations are accounted for as equity transactions between the controlling and noncontrolling interests and do not affect consolidated net income or total equity. In the Successor period, the noncontrolling interest was recorded at acquisition-date fair value through push-down accounting.

The following table summarizes changes in noncontrolling interests:

	Successor	Predecessor
Non-controlling interests (Amounts in USD thousands)	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Beginning balance	$—	$2,959	$3,317
Net income (loss) attributable to non-controlling interests	(29)	(816)	(842)
Foreign currency translation attributable to non-controlling interests	214	465	19
Noncash dilution-protection reallocations with parent	425	1,569	465
Acquisition-date fair value recognized in pushdown accounting	7,278	—	—
Ending balance	$7,888	$4,177	$2,959

Note 12 — Share-based compensation

The Company historically maintained share-based compensation arrangements for directors, employees and service providers, including the Renergen Bonus Share Scheme and the Renergen Share Appreciation Rights Plan. The Bonus Share Scheme provided for the grant of forfeitable ordinary shares, and the Share Appreciation Rights Plan provided participants with rights linked to appreciation in the value of Renergen ordinary shares. Share-based compensation expense was recognized over the applicable vesting or service period based on the grant-date fair value of equity-classified awards or, for liability-classified awards, the fair value of the award at each reporting date.

In connection with the Acquisition and related pre-closing arrangements, Renergen’s legacy share-based compensation arrangements were terminated. The Bonus Share Scheme vested in full during the Predecessor period, and the Share Appreciation Rights Plan was terminated on June 9, 2025. Outstanding awards were vested, lapsed, cancelled or cash-settled in accordance with the applicable plan terms and transaction arrangements. As of February 28, 2026, there were no Renergen share options, share appreciation rights or other legacy Renergen share-based awards outstanding.

Share-based compensation expense was $0.17 million for the year ended February 28, 2026 and $0.17 million for the year ended February 28, 2025. Share-based compensation expense for fiscal 2026 was recognized during the Predecessor period, except for any Successor-period transaction-related true-up or settlement amounts, if applicable. Share-based compensation expense is included in general and administrative expenses in the accompanying consolidated statements of operations.

No new awards were granted under the Bonus Share Scheme or the Share Appreciation Rights Plan during fiscal 2026 or fiscal 2025. Accordingly, no weighted-average grant-date valuation assumptions are presented for those periods.

Prior to the Acquisition Date 123,000 shares vested under the Bonus Share Scheme, and no Bonus Share Scheme awards remained outstanding as of February 28, 2026. Prior to the Acquisition Date, 7,028,000 share appreciation rights under the Share Appreication Rights Plan were settled for cash totaling $27,401 and 665,000 share appreciation rights lapsed. No share appreciation rights were outstanding or exercisable as of February 28, 2026.

As of February 28, 2026, there was no unrecognized compensation cost related to unvested legacy Renergen share-based awards. Potential ordinary shares from legacy Renergen share-based compensation arrangements were excluded from diluted loss per share for the Predecessor periods because the Company incurred net losses and their effect would have been anti-dilutive. Following completion of the ASP Isotopes acquisition and the wind-down of the legacy plans, no Renergen share-based awards remained outstanding as of February 28, 2026. See Note 13 for further discussion of earnings (loss) per share.

Note 13 — Net loss per share

The Company presents basic and diluted net loss per share for the Predecessor periods based on the historical ordinary shares of Renergen Limited outstanding during those periods. The acquisition of Renergen by ASP Isotopes Inc. (“ASP Isotopes”) on January 6, 2026 resulted in the application of push-down accounting and the presentation of separate Predecessor and Successor periods. As a result, the capital structure for the Successor period differs from the historical capital structure of the Predecessor.

Immediately prior to the Acquisition Date, Renergen’s ordinary shares were publicly traded on the JSE and the Australian Securities Exchange. On January 6, 2026, ASP Isotopes acquired all of the issued and outstanding ordinary shares of Renergen pursuant to a scheme of arrangement under South African law. Following completion of the transaction, Renergen became a wholly owned subsidiary of ASP Isotopes and Renergen ordinary shares were delisted. Accordingly, no Renergen ordinary shares were publicly outstanding after the Acquisition Date, and net loss per share has not been presented for the Successor period.

For the Predecessor periods, basic loss per share is computed by dividing net loss attributable to Renergen Limited ordinary shareholders by the weighted-average number of ordinary shares outstanding during the applicable period. Diluted loss per share is computed by dividing net loss attributable to Renergen Limited ordinary shareholders by the weighted-average number of ordinary shares outstanding, adjusted for the dilutive effect of potential ordinary shares from share options, share appreciation rights and other share-based awards. Because the Company incurred net losses in the periods presented, all potentially dilutive securities were anti-dilutive and were excluded from the computation of diluted loss per share. Accordingly, basic and diluted loss per share are the same for the Predecessor periods presented.

For the Successor period from January 7, 2026 through February 28, 2026, Renergen was a wholly owned subsidiary of ASP Isotopes and did not have publicly traded Renergen ordinary shares outstanding. Because the Successor does not have a comparable standalone public ordinary-share denominator, net loss per share has not been presented for the Successor period.

The following table presents the computation of basic and diluted loss per share for the Predecessor periods:

	Predecessor
	March 1, 2025 to	Year ended
Net loss per share (Predecessor)	January 6, 2026	February 28, 2025
Net loss attributable to Renergen Limited ordinary shareholders	$(16,543)	$(17,226)
Weighted-average ordinary shares outstanding — basic and diluted	155,132,324	148,249,510
Basic and diluted net loss per share	$(0.107)	$(0.116)

Potential ordinary shares from legacy Renergen share-based compensation arrangements were excluded from diluted loss per share for the Predecessor periods because the Company incurred net losses and their effect would have been anti-dilutive. Following completion of the ASP Isotopes acquisition and the wind-down of the legacy plans, no Renergen share-based awards remained outstanding as of February 28, 2026.

Note 14 — Income taxes

The Company and its subsidiaries are primarily subject to income tax in South Africa. The South African statutory corporate income tax rate applicable to the Company and its South African subsidiaries was 27% for the years ended February 28, 2026 and 2025. Renergen US is subject to U.S. federal and state income tax rules, but the Company’s consolidated income tax provision is primarily driven by South African operations.

The Company accounts for income taxes under ASC 740 using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, measured using enacted tax rates expected to apply in the periods in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s income tax provision and related disclosures require significant judgment, including the evaluation of assessed losses, valuation allowances, temporary differences related to natural gas properties and other long-lived assets, deferred tax effects of push-down accounting and uncertain tax positions.

The Company considered available South African oil and gas tax deductions and allowances, including deductions applicable to qualifying exploration and development expenditures, in determining taxable income, assessed losses and deferred tax balances.

The components of income tax expense (benefit) were as follows:

The reconciliation of income tax expense (benefit) computed at the South African statutory corporate income tax rate to income tax expense (benefit) recognized in the consolidated statements of operations was as follows:

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
	February 28, 2026	January 6, 2026	February 28, 2025
Current tax expense (benefit)	$1,176	$(513)	$(652)
Deferred tax expense (benefit)	—	—	—
Total income tax expense (benefit)	$1,176	$(513)	$(652)

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
	February 28, 2026	January 6, 2026	February 28, 2025
Loss before income taxes	$(2,253)	$(16,846)	$(17,416)
Tax at South Africa statutory rate (27%)	664	4,568	4,702
Tax effect of:
Non-deductible expenses
-Share-based payments	—	(46)	(46)
-Imputed interest expense	—	(68)	(150)
-Penalties	—	—	(2)
-Listing fees	—	—	(29)
-Legal and professional fees	—	(386)	(175)
-Impairment loss	—	(192)	—
-Environmental rehabilitation provision	—	(675)	57
Current year losses for which no deferred tax asset has been recognized	525	(6,719)	(5,842)
Special oil and gas allowances	—	2,863	860
Other	(13)	142	(27)
Total income tax expense (benefit)	$1,176	$(513)	$(652)

Deferred tax assets and liabilities consisted of the following:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Deferred tax assets:
Net operating loss carryforwards	$53,160	$36,645
Asset retirement obligations	—	644
Lease liabilities	143	35
Other deferred tax assets	295	275
Gross deferred tax assets	$53,598	$37,599
Valuation allowance	(17,767)	(23,381)
Net deferred tax assets	$35,831	$14,218

Deferred tax liabilities:
Property, plant and equipment (step-up / accelerated depreciation)	$40,674	$17,028
Exploration and evaluation assets	2,773	219
Right-of-use assets	72	18
Other deferred tax liabilities	395	273
Gross deferred tax liabilities	$43,914	$17,538
Net deferred tax liability	$8,083	$3,320

The Company has assessed losses / net operating loss carryforwards for South African income tax purposes. The amount and expected utilization of assessed losses, related deferred tax assets and any valuation allowance will be finalized based on the income tax provision prepared with the assistance of the Company’s tax accountants. The utilization of assessed losses is subject to South African tax law, continued trade or business activity, future taxable income and any applicable limitations.

Deferred tax assets are recognized only to the extent management concludes, based on available positive and negative evidence, that realization is more likely than not. A valuation allowance is recorded for deferred tax assets for which realization is not more likely than not.

In connection with the ASP Isotopes acquisition and the Company’s application of push-down accounting, the Company recognized deferred tax assets and liabilities for differences between the acquisition-date carrying amounts of identifiable assets and liabilities and their respective tax bases. These deferred tax effects are preliminary and remain subject to refinement during the measurement period permitted under ASC 805. The most significant deferred tax effects are expected to relate to property, plant and equipment, natural gas properties, exploration and development costs, asset retirement obligations, assessed losses and other temporary differences identified as part of the purchase accounting process.

The Company recognizes uncertain tax positions when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company’s tax accountants will assist management in determining whether any unrecognized tax benefits, interest or penalties require recognition or disclosure.

The Company files income tax returns in South Africa and, through Renergen US, in the United States. The Company is subject to examination by tax authorities in those jurisdictions for tax years that remain open under applicable statutes of limitation. The Company is not currently aware of any income tax examinations or disputes that would materially affect the consolidated financial statements, other than matters reflected in the amounts and disclosures above.

Income taxes paid, net of refunds received, were as follows:

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
	February 28, 2026	January 6, 2026	February 28, 2025
Income taxes paid, net of refunds
South Africa	$1,178	$(513)	$(652)
United States	(2)	—	—
Total income taxes paid, net of refunds	$1,176	$(513)	$(652)

Note 15 — Commitments and contingencies

In connection with ASP Isotopes’ acquisition of Renergen, ASP Isotopes made certain commitments to the South Africa Competition Commission designed to address public interest considerations and promote historically disadvantaged persons and worker ownership. These commitments include a moratorium on retrenchments of workers at Renergen’s operations for a period of two years from the merger closing date and a commitment to implement, within 12 months of the merger closing date, a trust for the benefit of qualifying workers employed by Renergen and certain historically disadvantaged persons and communities located within the production rights area of the Virginia Gas Project.

The Company is subject to legal, regulatory, environmental, health and safety, social and labour plan and permitting obligations arising in the ordinary course of business, including obligations associated with the Virginia Gas Project and the Production Right held by Tetra4. The Company records asset retirement obligations for legal obligations associated with plugging and abandoning wells, dismantling gas gathering infrastructure and restoring well sites. Environmental obligations beyond recorded asset retirement obligations are recognized when the obligation is probable and reasonably estimable.

Certain of the Company’s debt arrangements include covenants, events of default, lender consent rights, reserve account requirements, maturity matters, waivers, amendments, reserved rights, disputes or asserted claims that may affect repayment timing, classification or recognition of default-related amounts. See Note 10 for further discussion of the Company’s debt arrangements, covenant compliance, defaults, waivers, reserved rights, disputes and related debt classification.

Note 16 — Related party transactions

The Company has related party transactions with ASP Isotopes and its subsidiaries, directors, officers and other affiliated parties. Related party transactions are evaluated for recognition, measurement, classification and disclosure based on the nature of the relationship, the business purpose of the transaction, the terms of the arrangement, whether the terms are comparable to those available from unrelated parties, and whether the transaction has been approved in accordance with applicable governance requirements.

As described in Note 10, the Company has a related-party loan arrangement with ASP Isotopes that was originally established for $30.0 million and subsequently increased to $39.5 million as of February 28, 2026. Borrowings under the ASP Isotopes Term Loan Facility have been used to fund operating costs, debt service and capital expenditures. The loan bears interest at a rate based on the prime rate, compounded monthly, is unsecured and is repayable within 60 days following written demand by ASP Isotopes. Interest expense and outstanding balances under the ASP Isotopes Term Loan Facility are included in debt and related interest expense in the accompanying consolidated financial statements.

Subsequent to February 28, 2026, the ASP Isotopes Term Loan Facility was amended to increase the aggregate principal amount available under the facility from $39.5 million to $120.0 million. See Note 18, Subsequent Events for more information.

Following the Acquisition Date, Renergen became a wholly owned subsidiary of ASP Isotopes. Transactions with ASP Isotopes and other ASP Isotopes-controlled entities may include funding support, reimbursement of expenses, shared services, management support, legal and professional costs, director fees, administrative support and other transactions undertaken in the ordinary course of business. Intercompany balances and transactions between Renergen and its consolidated subsidiaries, including principally Tetra4, are eliminated on consolidation. Transactions with ASP Isotopes and other parties under common control that are not eliminated in these consolidated financial statements are disclosed to the extent material.

Note 17 — Segment information

The Company identifies operating segments based on the manner in which management organizes the business for making operating decisions and assessing performance. The Company’s chief operating decision maker reviews financial information to evaluate operating results, allocate resources and assess performance.

The Company’s operations are focused on the Virginia Gas Project in South Africa, including the exploration, development, production, processing and commercialization of natural gas, LNG and helium. The Company derives revenue primarily from LNG sales and manages the related production assets, reserve base, processing infrastructure, debt financing and development activities as an integrated natural gas and helium business. Based on the information currently available, the Company has presented its operations as a single reportable segment.

The Company’s chief operating decision maker is the Company’s Chief Executive Officer. The chief operating decision maker reviews net loss as the primary measure of segment profit or loss to assess performance and allocate resources. The chief operating decision maker uses net loss to evaluate the results of the Company’s operations and make decisions regarding the allocation of resources to the Company’s exploration, development, production and commercialization activities. Significant segment expenses regularly provided to the chief operating decision maker and included in the reported measure of segment profit or loss include cost of revenue, exploration expense, depreciation, depletion and amortization, and general and administrative expenses.

Other segment items, net, represent the difference between segment revenue less significant segment expenses and the reported measure of segment profit or loss. Other segment items, net, primarily consist of interest income, interest expense, foreign currency gains and losses, and other income and expense included in net loss that are not separately disclosed as significant segment expenses.

The following table presents segment revenue, significant segment expenses and segment profit or loss for the Company’s single reportable segment:

	Successor	Predecessor
	January 7, 2026 to	March 1, 2025 to	Year ended
Single reportable segment	February 28, 2026	January 6, 2026	February 28, 2025
Revenue	$353	$2,220	$2,850
Cost of revenues, excluding depreciation, depletion and amortization	450	2,633	2,513
Exploration expense	47.00	4,745	2,451
Depreciation, depletion and amortization	851	4,238	4,132
General and administrative	1,714	10,383	8,798
Other segment items, net	(1,632)	(2,420)	3,024
Net Loss	$(1,077)	$(17,359)	$(18,068)

Substantially all of the Company’s long-lived assets are located in South Africa. Substantially all of the Company’s revenue is generated from customers in South Africa for LNG sales associated with production from the Virginia Gas Project. Revenue by product type is presented in Note 4. Long-lived assets by major asset class are presented in Note 5 and Note 6.

Note 18
— Subsequent events

The Company has evaluated subsequent events from March 1, 2026 through October 1, 2026, the date the consolidated financial statements were available to be issued.

Subsequent to February 28, 2026, ASP Isotopes announced a proposed transaction pursuant to which Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and intermediate holding company for Renergen, would merge with a subsidiary of ENDRA Life Sciences Inc., with Noble Africa LLC continuing as the surviving entity. Upon completion of the proposed transaction, the combined company is expected to operate under the name 4K Resources Inc. These consolidated financial statements do not give effect to the proposed Noble Africa / ENDRA transaction, the related private placement financing, or any related post-closing ownership, capitalization or governance changes.

Subsequent to year-end, on May 15, 2026, the Group reinstated the DFC DSRA to the level required under the terms of the Facility Agreement (see Note 14). This followed the waiver granted by the DFC during the year, which permitted the Group to utilize funds held in the DFC DSRA to settle the scheduled November 2025 debt service payment and required the DFC DSRA to be restored by June 30, 2026. Accordingly, the Group complied with this requirement ahead of the prescribed deadline.

On August 4, 2026, Renergen and Airsol entered into a full and final settlement agreement in respect of the dispute disclosed in note 9 to the interim consolidated financial statements. Under the terms of the agreement, Renergen is required to settle the aggregate outstanding principal amount of R130.6 million ($8.0 million) in three equal instalments of R43.54 million ($2.7 million) each. The first installment is payable within five business days of obtaining exchange control approval, together with interest at 13% per annum on the full outstanding principal from February 28, 2026 to the first payment date and costs of R2.5 million ($0.2 million). The second instalment is payable on September 30, 2026, together with interest at 13% per annum on the remaining principal of R87.07 million ($5.3 million) from the first payment date to the second payment date, and the third and final installment is payable on November 30, 2026, together with interest at 13% per annum on the remaining principal of R43.54 million ($2.7 million) from the second payment date to the final settlement date. Interest is calculated on a 365-day basis and compounded semi-annually in arrears.

The SBSA Loan was originally repayable on March 31, 2026. On August 14, 2026, the SBSA Loan was amended and restated pursuant to a Second Amendment and Restatement Agreement, pursuant to which SBSA and Renergen agreed, among other things, that the maturity date for the loan will be the first anniversary of the effective date of such agreement. The SBSA Loan is secured by the cession of a bank account holding cash reserves equivalent to the total principal loan amount. In addition, NTIGT Investment Proprietary Limited (“NTIGT”) an associate of Mr. Nicholas Mitchell and Mr. Stefano Marani, has entered into a cession and pledge agreement (“Pledge”) with SBSA, in terms of which NTIGT has pledged and ceded as security, which remains in NTIGT’s possession unless called, collectively 1,546,268 ASP Isotopes ordinary shares (“Pledged Shares”), to and in favor of SBSA. NTIGT’s potential liability under the security given in respect of such financial obligation is capped at the lower of the value of the Pledged Shares or $9.7 million, translated using the exchange rate as of February 28, 2026. The interest rate payable on the loan is linked to ZARONIA plus a margin of 1.46% and is payable monthly. The Company is evaluating the accounting effects of the amendment, including its effect on debt classification and whether the amendment constitutes a debt modification or extinguishment.

D King, M Swana and D Hlatshwayo resigned as non-executive directors of the Company effective June 4, 2026, and P Mann and M Mithi were appointed as non-executive directors effective June 1, 2026. J Patullo was appointed as Chief Financial Officer of the Company on August 27, 2026.

Subsequent to February 28, 2026, the Company entered into additional amendments to its Term Loan Facility Agreement with ASP Isotopes and ASP Isotopes South Africa Proprietary Limited. On April 16, 2026, the parties entered into the Third Addendum, which increased the aggregate principal amount available under the facility from $39.5 million to $48.6 million. On May 28, 2026, the parties entered into the Fourth Addendum, which further increased the aggregate principal amount available under the facility from $48.6 million to $80.0 million. On September 29, 2026, the parties entered into the Fifth Addendum, which further increased the aggregate principal amount available under the facility from $80.0 million to $120.0 million.

Note 19
— Going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. In accordance with ASC 205-40, management evaluated whether conditions and events, considered in the aggregate, raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date these consolidated financial statements are issued or available to be issued.

The Company has incurred recurring losses and negative operating cash flows and, as of February 28, 2026, had current liabilities in excess of current assets. The Company’s liquidity requirements include funding ongoing operations, servicing debt obligations, restoring or maintaining required debt service reserve accounts, ramping Phase 1 operations at the Virginia Gas Project to nameplate capacity and funding development activities for Phase 2 of the Virginia Gas Project. In addition, as described in Note 10, the Company was subject to certain debt-related matters as of February 28, 2026, including the requirement to restore the DFC debt service reserve account following a payment default and waiver, the maturity and nonpayment of the Airsol debentures due to an ongoing dispute, covenant matters under the IDC facility, the required extension or modification of the ASP Isotopes Term Loan Facility repayment date, and the previously disclosed Standard Bank equity injection default for which Standard Bank had reserved its rights.

These conditions and events, considered in the aggregate, raised substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to alleviate substantial doubt are principally dependent on obtaining continued financial support from ASP Isotopes or other financing sources. These plans include obtaining funding to support operating requirements, debt service and the restoration or maintenance of required debt service reserve accounts; securing extensions, waivers, amendments or other resolutions of the debt-related matters described above; supporting the ramp-up of Phase 1 operations, including the drilling campaign and commissioning activities necessary to increase production; and funding the continued development of Phase 2 of the Virginia Gas Project.

Management believes the Company’s plans are probable of being effectively implemented and, when implemented, will provide the Company with sufficient liquidity to meet its obligations as they become due within one year after the date these consolidated financial statements are issued or available to be issued. Accordingly, management concluded that substantial doubt about the Company’s ability to continue as a going concern was alleviated by management’s plans. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 20 — Variable interest entities and consolidation

The Company evaluates its interests in legal entities to determine whether consolidation is required under ASC 810, Consolidation. An entity is considered a variable interest entity (“VIE”) if, among other factors, it lacks sufficient equity to finance its activities without additional subordinated financial support or if the equity holders, as a group, lack the characteristics of a controlling financial interest.

Tetra4 Proprietary Limited (“Tetra4”) is the operating entity through which the Company conducts substantially all activities associated with the Virginia Gas Project. The Company owns 94.5% of the outstanding equity interests of Tetra4, and the remaining 5.5% interest is held by a noncontrolling equity holder. The Company has determined that Tetra4 is a voting interest entity and consolidates Tetra4 under the voting interest model because the Company controls Tetra4 through its majority voting interest. The non-controlling interest is presented separately within equity in the consolidated balance sheets and in the consolidated statements of operations and comprehensive income (loss).

As of February 28, 2026 and February 28, 2025, the Company had not identified any legal entities that required consolidation under the VIE model. In addition, the Company did not hold any material variable interests in unconsolidated entities that would require disclosure of significant exposure to loss under ASC 810.

Supplemental oil and gas information (unaudited)

The following supplemental information regarding the Company's oil and gas producing activities is presented in accordance with ASC 932. The Company's producing activities relate to natural gas reserves located in South Africa at the Virginia Gas Project in the Free State Province. Quantities of natural gas are presented in millions of cubic feet (MMcf) unless otherwise noted. Because helium is produced from the same raw gas stream but is not itself an oil or natural gas reserve category under ASC 932 or Subpart 1200 of Regulation S-K, the required oil and gas supplemental disclosures are presented for natural gas, while selected helium reserve and related economic information is presented separately as supplemental, non-ASC 932 information in the section titled “Supplemental Helium Reserve and Economic Information”.

Natural gas production may also be monitored and reported by the Company in gigajoules (“GJ”) based on the energy content of gas sold or produced. Where GJ amounts are presented in these consolidated financial statements, they are converted to MMcf using the Company’s standard conversion methodology.

Reserve Definitions and Classification

Proved natural gas reserves are determined in accordance with SEC requirements under Rule 4-10(a) of Regulation S-X and Subpart 1200 of Regulation S-K. Proved reserves are those quantities of natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible under existing economic and operating conditions and government regulations. Proved reserves are determined using the average of first-of-month natural gas prices during the reporting year.

Proved reserves can be further subdivided into developed and undeveloped reserves. Proved developed reserves include amounts expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves (PUDs) include amounts expected to be recovered from new wells on undrilled proved natural gas properties or from existing wells where a relatively major expenditure is required for completion. Proved undeveloped reserves are recognized only if a development plan has been adopted indicating that the reserves are scheduled to be drilled within five years, unless specific circumstances justify a longer period. The Company is reasonably certain that proved reserves will be produced; however, the timing and amount recovered can be affected by completion of development projects, reservoir performance, regulatory approvals, government policy, and significant changes in natural gas price levels.

Probable and possible reserve quantities are not included in the required ASC 932 standardized measure or in the Company's proved oil and gas reserve disclosures unless specifically required or permitted by applicable SEC rules. The Company may disclose probable or possible reserves outside the financial statement supplemental oil and gas tables if such disclosure complies with Subpart 1200 of Regulation S-K and is clearly distinguished from proved reserve disclosures. Revisions to previously estimated proved reserve volumes may occur due to evaluation of already-available geologic, reservoir or production data; new data; or changes in average first-of-month prices or costs used in estimation. Revisions may also result from significant changes in development strategy or production equipment and facility capacity.

Capitalized Costs Relating to Oil and Gas Producing Activities

	Successor	Predecessor
In thousands	February 28, 2026	February 28, 2025
Proved properties — wells, equipment and facilities	$68,264	$15,871
Proved properties — gathering pipelines	12,688	10,857
Unproved natural gas and helium properties	73,031	—
Total capitalized costs, gross	$153,983	$26,728
Less: accumulated depletion and impairment	(628)	(4,362)
Net capitalized costs	$153,355	$22,366

Costs Incurred in Natural Gas Property Acquisition, Exploration and Development Activities

	Successor	Predecessor
In thousands	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Property acquisitions:
Proved properties	$—	$—	$—
Unproved properties	—	—	—
Exploration	47	5,124	2,408
Development	970	6,362	2,262
Total costs incurred	$1,017	$11,486	$4,670

The wells, gathering infrastructure and integrated Phase 1 facilities were developed as part of the Company’s natural gas producing activities. Because the facilities process a single raw gas stream and product-level cost records were not historically maintained, the Company cannot directly attribute the common historical costs between methane and helium. Because commercial helium production was not material during the periods presented, the Company has included the historical common costs within its oil-and-gas producing-activity disclosures and has not retrospectively allocated a portion of those costs to helium producing activities.

Results of Operations from Natural Gas Producing Activities

The following presents revenues and costs directly associated with natural gas producing activities. This disclosure excludes corporate-level general and administrative expenses not directly attributable to natural gas and helium producing activities.1

	Successor	Predecessor
In thousands	Period from January 7, 2026 to February 28, 2026	Period from March 1, 2025 to January 6, 2026	Year ended February 28, 2025
Revenues from oil and gas producing activities	$353	$2,215	$2,850
Production costs	(574)	(2,497)	(2,562)
Exploration expenses	(47)	(4,745)	(2,451)
Depletion, depreciation and amortization	(304)	(2,418)	(2,001)
Impairment of proved properties	—	—	—
Net operating income (loss)	(572)	(7,445)	(4,164)
Income tax expense (benefit)	518	(1,199)	4,105
Results of operations from oil and natural gas producing activities	$(54)	$(8,644)	$(59)

Depletion, depreciation, and amortization per MCF	$8.80	$16.15	$8.64

1 Table pending update for income tax impact.

Reserve Quantity Information (Unaudited)

The following information presents estimated proved reserve quantities based on the reserve report prepared by Sproule, as of February 28, 2026 and February 28, 2025. Proved reserves represent estimated quantities of natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves are determined using the 12-month average first-day-of-the-month prices for the applicable period, as required by SEC Rule 4-10(a)(22) and ASC 932.

	Successor	Predecessor
	February 28, 2026	February 28, 2025
Proved developed and undeveloped natural gas reserves (MMCF):
Beginning of year	188,201	182,605
Revisions of previous estimates	(71)	58
Extensions, discoveries and other additions	327	5,770
Production	(184)	(232)
End of year	188,273	188,201

Proved developed reserves (MMCF)	4,045	3,973
Proved undeveloped reserves (MMCF)	184,228	184,228

Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is computed in accordance with ASC 932-235-50-29 through 50-36. Future cash inflows are computed using the 12-month average first-day-of-the-month prices for natural gas, adjusted for contractual arrangements, applied to year-end proved reserve quantities. Future production and development costs are based on year-end cost levels. Future income taxes are based on the South African statutory rate of 27% applied to the difference between future cash flows and the tax basis of proved properties. All amounts are discounted at 10% per year. This measure is not intended to represent the fair value of the Company's proved reserves.

	Successor	Predecessor
In thousands	February 28, 2026	February 28, 2025
Future cash inflows	$3,339,634	$3,186,965
Future production costs	(1,770,707)	(1,503,808)
Future development costs	(645,126)	(550,031)
Future income taxes	(182,359)	(247,888)
Future net cash flows	741,442	885,238
10% annual discount for estimated timing of cash flows	(666,725)	(763,480)
Standardized measure of discounted future net cash flows	$74,717	$121,758

Changes in Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

	Successor	Predecessor
In thousands	February 28, 2026	February 28, 2025
Beginning of year	$121,758	$184,949
Net changes in prices and production costs	(42,087)	(1,409)
Change in estimated future development costs	(83,341)	20,362
Sales of natural gas produced, net of production costs	503	(288)
Net change due to extensions and discoveries	2,960	27,320
Net change due to revisions in quantity estimates	(209)	213
Previously estimated development costs incurred	—	788
Accretion of discount	26,366	40,687
Changes in timing of production and other	33,946	(177,066)
Net change in income taxes	14,821	26,202
End of year	$74,717	$121,758

Prices used in computing the standardized measure: For the periods ended February 28, 2026 and February 28, 2025, the standardized measure was computed using natural gas prices of $18.08 per MMBtu and $17.26 per MMBtu, respectively. The Company’s natural gas production is sold under contractual arrangements in a market for which no relevant published index price is available. Accordingly, the prices used were based on the applicable natural gas sales contracts, excluding escalations based on future conditions.

The change in the timing of production and other increased the standardized measure by $33.9 million for the year ended February 28, 2026, compared with a decrease of $177.1 million in the prior year. The prior-year decrease primarily reflected the deferral of forecast production and related cash flows resulting from operational start-up difficulties at the Phase 1 liquefaction facilities and revisions to the timing of the Phase 2 drilling program and processing facilities. The current-year increase primarily reflects updated production schedules and the resulting acceleration of certain forecast net cash flows. Because substantially all proved reserves are undeveloped, changes in the assumed timing of drilling, facility completion, plant efficiency and production commencement can materially affect the standardized measure even when estimated proved reserve quantities change only modestly.

Regulation S-K item 1200 reserve disclosures

The following disclosures are provided pursuant to Subpart 1200 of Regulation S-K, which governs the disclosure of oil and gas reserve information by SEC registrants. All reserve quantities are estimated by Sproule.

Summary of Oil and Gas Reserves as of February 28, 2026

All of the Company's proved reserves are located in the Republic of South Africa (Virginia Gas Project, Free State Province). Proved reserve quantities are estimated using 12-month average first-day-of-the-month product prices. The following summarizes the Company's proved reserves:

In thousands	Net natural gas reserves (MMcf)
Proved developed producing (PDP)	3,714
Proved developed non-producing (PDNP)	331
Proved undeveloped (PUD)	184,228
Total proved natural gas reserves	188,273

Proved Undeveloped Reserves

The Company's proved undeveloped reserves relate principally to Phase II of the Virginia Gas Project. Phase II comprises the large-scale development of the Virginia Gas Field through the drilling and completion of the remaining PUD locations, together with the associated gas-gathering infrastructure and additional methane and helium liquefaction capacity required to process the resulting production. The program is sequenced with the ramp-up of Phase I production and is planned to progressively bring additional wells and processing capacity online as field production increases.

Material proved undeveloped reserves that have remained undeveloped for five years or more reflect the sequencing of the Company's development program. Phase I plant operating constraints and lower-than-planned productivity reduced the immediate requirement for additional gas production, and PUD drilling was deliberately deferred while the Company focused on stabilizing and optimizing Phase I operations. Development was also sequenced with the Phase II infrastructure program, including additional gathering capacity and liquefaction facilities. During this period, the Company prioritized testing alternative completion methods and selected exploration concepts rather than proceeding directly with the full PUD drilling program. The timing of Phase II was subsequently revised, and Sproule reviewed the Company's development planning, including rig contracts and availability, and accepted the plan as sufficiently detailed to support development of the reserves within the applicable five-year development period.

Prices Used in Reserve Estimation

For the periods ended February 28, 2026 and February 28, 2025, Sproule used natural gas prices of $18.08 per MMBtu and $17.26 per MMBtu, respectively. The Company’s natural gas production is sold under contractual arrangements in a market for which no relevant published index price is available. Accordingly, the prices used in estimating proved reserves were based on the applicable natural gas sales contracts, excluding escalations based on future conditions.

Technology Used in Reserve Estimation

Proved reserves are estimated using performance-based and volumetric methods, together with comparisons to analogous wells. For producing and flow-tested wells, Sproule evaluates historical production and sales data, periodic measurements of free-flow gas volumes, pressure performance and well-test data to estimate production decline rates and ultimate recoverable volumes. For undeveloped locations, Sproule applies type-well production profiles derived from the available well data and evaluates geologic mapping, offset-well productivity, electric logs, seismic data and other geoscience and engineering information to establish reservoir continuity and expected productivity. These methods are supplemented, where available, by seismic interpretation, wireline formation testing, geophysical logs and core data. Sproule applies these technologies consistently across the Virginia Gas Field and uses the resulting technical analysis to classify reserves and estimate methane and helium volumes in accordance with SEC reserve definitions.

Internal Controls Over Reserve Estimation

The Company maintains controls over the preparation of its reserve information through the collection and review of relevant geological, engineering, production, pricing, operating-cost and development-plan data. The Company’s technical and production personnel review the information provided to Sproule for completeness and consistency with the Company’s operating records and approved development plans. Management reviews the resulting reserve estimates and related disclosures before they are approved for external reporting.

Sproule independently evaluates the Company’s reserves using information provided by the Company, public information and Sproule’s nonconfidential files. The reserve report is prepared by qualified petroleum engineering and geoscience professionals and is reviewed and validated in accordance with Sproule’s professional practice management procedures. The principal Sproule professionals responsible for the evaluation include licensed professional engineers and geoscientists who qualify as reserves evaluators and auditors under applicable Society of Petroleum Engineers and Canadian Oil and Gas Evaluation Handbook standards. Sproule has represented that those professionals have no direct or indirect interest in the Company’s properties or securities.

PV-10 (Non-GAAP Reconciliation)

PV-10 represents the present value of estimated future net revenues from proved oil and gas reserves before income taxes, discounted at 10% per year. PV-10 is a non-GAAP financial measure and differs from the standardized measure of discounted future net cash flows (a GAAP measure) in that it does not include the effects of income taxes on future net revenues. Management believes PV-10 provides a useful measure for comparing the relative size and value of proved reserves among companies without regard to income tax characteristics. The following table reconciles PV-10 to the standardized measure:

	Successor	Predecessor
	February 28, 2026	February 28, 2025
PV-10 (pre-tax discounted future net cash flows at 10%) — non-GAAP	$106,572	$168,434
Less: present value of future income taxes, discounted at 10%	31,855	46,676
Standardized measure of discounted future net cash flows (GAAP)	$74,717	$121,758

Supplemental helium reserve and economic information (unaudited)

The following helium reserve and economic information is provided as supplemental information to assist investors in understanding the helium component of the Virginia Gas Project. Helium volumes are produced from the same raw gas stream as the Company's natural gas reserves and are estimated by Sproule using geoscience, engineering, operating and economic assumptions consistent with those employed in estimating the Company's natural gas reserves, including the same underlying field development plan, SEC price and cost principles, discounting convention and reserve classification framework. The helium information is presented separately because helium is not a natural gas reserve category under ASC 932 and should not be combined with the Company's required oil and gas reserve quantities or standardized measure unless required or permitted by applicable SEC rules.

In thousands	Net helium reserves (MMcf)	PV-10%
Proved developed producing (PDP)	116	$21,043
Proved developed non-producing (PDNP)	10	2,194
Proved undeveloped (PUD)	6,320	643,461
Total proved helium reserves	6,446	$666,698

The supplemental helium PV-10 information represents the pre-tax present value of estimated future net cash flows from proved helium reserves, discounted at 10% per year. The measure is calculated using the same underlying proved reserve classification framework, field development plan, production profiles, cost assumptions, contractual or SEC-compliant pricing assumptions, and timing conventions used by Sproule in preparing the natural gas reserve estimates.

Successor
In thousands	February 28, 2026
Future cash inflows	$2,900,890
Future production costs	(590,236)
Future development costs	(215,042)
Future net cash flows	2,095,612
10% annual discount for estimated timing of cash flows	(1,428,914)
Present value of net cash flows discounted at 10%	$666,698

F-80

RENERGEN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in USD thousands)

Unaudited

	Successor	Successor
	May 31, 2026	February 28, 2026
ASSETS:
Current assets:
Cash and cash equivalents	$6,151	$3,787
Accounts receivable	866	1,259
Inventories	151	200
Prepaid expenses and other current assets	1,065	1,392
Restricted cash	4,114	2,843
Total current assets	12,347	9,481

Natural gas properties, net	194,840	195,571
Property and equipment, net	8,096	8,642
Operating lease right-of-use assets, net	728	741
Other noncurrent assets:
Restricted cash	1,743	1,748
Lease receivables - noncurrent	1,869	1,996

Total assets	$219,623	$218,179

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$947	$579
Accrued expenses	1,091	1,714
Finance lease liabilities - current	58	58
Operating lease liabilities - current	189	184
Debt - current	111,339	96,485
Total current liabilities	113,624	99,020

Noncurrent liabilities:
Debt - noncurrent	3,805	3,764
Finance lease liabilities - noncurrent	186	203
Operating lease liabilities - noncurrent	486	535
Asset retirement obligation	3,798	3,785
Deferred revenues	923	819
Deferred tax liabilities	8,589	8,083
Total liabilities	131,411	116,209

Stockholders’ equity:
Stated capital	93,882	95,605
Accumulated deficit	(13,420)	(1,493)
Accumulated other comprehensive loss	(28)	(30)
Total Renergen stockholders’ equity	80,434	94,082

Noncontrolling interests in consolidated subsidiaries	7,778	7,888

Total stockholders’ equity	88,212	101,970

Total liabilities and stockholders’ equity	$219,623	$218,179

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

RENERGEN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD thousands, except share data)

Unaudited

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
Revenue	$651	$935
Cost of revenues	1,007	1,540
Gross loss	(356)	(605)
Operating expenses:
Exploration expense	852	238
Selling, general and administrative	4,465	3,009
Total operating expenses	5,317	3,247

OPERATING LOSS	(5,673)	(3,852)

Other income (expense):
Interest expense	(2,973)	(1,573)
Interest income	153	126
Other income (expense)	(2,315)	1,107
Total other income (expense), net	(5,135)	(340)

LOSS BEFORE INCOME TAXES	(10,808)	(4,192)
Income tax benefit (expense)	(636)	96

NET LOSS	(11,444)	(4,096)

Net income (loss) attributable to noncontrolling interests	(423)	(210)
NET LOSS ATTRIBUTABLE TO RENERGEN LIMITED	(11,021)	(3,886)

Other comprehensive income (loss)	(2,175)	1,043

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO RENERGEN LIMITED	(13,196)	(2,843)

Net loss per share (Predecessor):
Basic and diluted net loss per share — attributable to Renergen Limited		$(0.025)
Weighted average shares outstanding — basic and diluted		155,076,658

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

RENERGEN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in USD thousands)

Unaudited

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
Comprehensive loss:
Net Loss before allocation to noncontrolling interests	$(11,444)	$(4,096)
Foreign currency translation adjustments	(2,316)	1,149
Total comprehensive loss before allocation to noncontrolling interests	(13,760)	(2,947)
Less: Comprehensive loss attributable to noncontrolling interests	(564)	(104)
COMPREHENSIVE LOSS ATTRIBUTABLE TO RENERGEN LIMITED	(13,196)	(2,843)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

RENERGEN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in USD thousands)

Unaudited

Description	Ordinary shares outstanding	Stated capital	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to Renergen	Noncontrolling interests	Total equity
PREDECESSOR — THREE MONTHS ENDED MAY 31, 2025
Balance at February 28, 2025	155,047,410	$65,066	$13	$(28,603)	$36,476	$2,959	$39,435
Net loss	—	—	—	(3,886)	(3,886)	(210)	(4,096)
Distribution to noncontrolling interest of Renergen — protected capital contribution	—	—	—	(755)	(755)	755	—
Share issuances and other equity movements	123,481	—	(8)	11	3	—	3
Foreign currency translation adjustment	—	2,054	1	(1,012)	1,043	106	1,149
Balance at May 31, 2025	155,170,891	$67,120	$6	$(34,245)	$32,881	$3,610	$36,491

SUCCESSOR — THREE MONTHS ENDED MAY 31, 2026
Balance at February 28, 2026	155,170,891	$95,605	$(30)	$(1,493)	$94,082	$7,888	$101,970
Net loss	—	—	—	(11,021)	(11,021)	(423)	(11,444)
Distribution to noncontrolling interest of Renergen — protected capital contribution	—	—	—	(454)	(454)	454	—
Other equity movements	—	—	2	—	2	—	2
Foreign currency translation adjustment	—	(1,723)	—	(452)	(2,175)	(141)	(2,316)
Balance at May 31, 2026	155,170,891	$93,882	$(28)	$(13,420)	$80,434	$7,778	$88,212

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

RENERGEN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD thousands)

Unaudited

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
Cash flows from operating activities:
Net loss	$(11,444)	$(4,096)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	907	637
Non-cash interest expense	5,176	-
Non-cash foreign exchange loss on debt	2,326	382
Non-cash foreign exchange gain on deferred revenue	116	(21)
Change in deferred taxes	636	(96)
(Gain) loss on disposal of fixed assets	57	-
Share based payment expense	-	11
Dry hole and other exploration expense	853	-
Changes in operating assets and liabilities:
Trade and other receivables	655	(387)
Inventories	44	42
Trade and other payables	370	(1,642)
Accrued liabilities and other liabilities	(577)	658
Deferred revenues	116	(21)
Net cash used in operating activities	(765)	(4,533)
Cash flows from investing activities:
Purchases of property and equipment	(3,979)	(3,400)
Principal collections from lease receivable	90	75
Net cash used in investing activities	(3,889)	(3,325)
Cash flows from financing activities:
Proceeds from issuance of debt	13,048	19,323
Payment of principal portion of debt	(1,319)	(3,497)
Payment of principal portion of finance leases	(42)	(10)
Net cash provided by financing activities	11,687	15,816
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,403)	420
Net increase (decrease) in cash, cash equivalents and restricted cash	3,630	8,377
Cash, cash equivalents and restricted cash, beginning of period	8,378	5,424
Cash, cash equivalents and restricted cash, end of period	12,008	13,801
Supplemental cash flow information:
Cash paid for interest	689	1,633
Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	59	211

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

RENERGEN LIMITED

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

Note 1 — Organization and Nature of Business

Renergen Limited (the “Company”) is a holding company organized under the laws of South Africa. Through its consolidated subsidiaries, principally Tetra4 Proprietary Limited (“Tetra4”) and Cryovation Proprietary Limited, the Company is engaged in the exploration, development and production of liquid helium and liquefied natural gas (“LNG”) in South Africa.

The Company’s principal operating asset is the Virginia Gas Project, an integrated onshore natural gas and helium development located in the Free State Province of South Africa. The project is operated through Tetra4, which holds Production Right 12/04/07PR and related exploration interests covering portions of the Virginia Gas Field and other prospective areas. The Virginia Gas Project includes producing and planned wells, gas gathering infrastructure, LNG processing and liquefaction facilities, and helium separation and liquefaction assets.

On January 6, 2026, ASP Isotopes Inc. (“ASP Isotopes”) completed the acquisition of all the outstanding ordinary shares of Renergen Limited (the “Acquisition”). As a result of the Acquisition, Renergen became a wholly owned subsidiary of ASP Isotopes and applied push-down accounting in its stand-alone consolidated financial statements. The accompanying condensed consolidated interim financial statements reflect the Successor basis of accounting established in connection with the acquisition. There have been no material changes to the preliminary purchase accounting allocations during the three months ending May 31, 2026. The accounting for the acquisition is described in Note 3 to the audited consolidated financial

The condensed consolidated interim financial statements include the accounts of Renergen Limited and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. Non-controlling interests represent the minority equity holder's 5.5% interest in Tetra4.

Note 2 — Basis of Presentation and Significant Accounting Policies

The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission applicable to interim financial statements. Accordingly, they do not include all of the information and footnotes required by GAAP for complete annual financial statements.

In the opinion of management, the accompanying condensed consolidated interim financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position as of May 31, 2026, and its results of operations and cash flows for the three months ended May 31, 2026. The results of operations for the three months ended May 31, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year ending February 28, 2027 or any future period.

The three months ended May 31, 2026 reflects the successor basis of accounting established upon the acquisition of Renergen by ASP Isotopes on January 6, 2026. The three months ended May 31, 2025 reflects the predecessor basis of accounting. Accordingly, the period are not directly comparable.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes as of and for the fiscal years ended February 28, 2026 and February 28, 2025 included elsewhere in this registration statement.

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements. During the three months ended May 31, 2026, there were no material changes to the Company’s significant accounting policies other than updates, if any, resulting from the application of those policies to interim-period activity.

Amounts are presented in U.S. dollars in thousands unless otherwise noted. The functional currency of the Company and its South African operating subsidiaries is the South African Rand. Balance sheet accounts are translated at the period-end exchange rate and income statement accounts are translated at the weighted-average exchange rate for the period. Translation adjustments are recorded as a component of accumulated other comprehensive income (loss).

The Company considers the applicability and impact of all accounting standards updates issued by the Financial Accounting Standards Board. There were no recently adopted accounting standards during the three months ended May 31, 2026 that had a material effect on the Company’s condensed consolidated interim financial statements.

Note 3 — Revenue

The Company derives substantially all of its revenue from the sale of LNG produced from the Virginia Gas Project. Revenue from product sales is recognized at a point in time when control of the product transfers to the customer in accordance with the applicable customer contract, generally upon delivery to the destination or delivery point specified in the contract.

The following table presents disaggregated revenue:

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	May 31, 2026	May 31, 2025
LNG revenue	$651	$930
Liquid helium revenue	—	5
Total revenues	$651	$935

Certain LNG customer arrangements also include customer-side LNG equipment and related infrastructure used for delivery, storage, utilization and conversion of LNG to natural gas. Amounts attributable to LNG product sales are accounted for under ASC 606. Amounts attributable to customer-side LNG equipment and related infrastructure are evaluated under ASC 842 and, when applicable, accounted for as lessor finance lease arrangements.

For the three months ended May 31, 2026, substantially all of the Company’s revenue was generated from LNG sales to one customer, which accounted for 100% of revenue for the period. Revenue was $651 thousand for the three months ended May 31, 2026, compared to $930 thousand for the corresponding period in 2025, with the decrease primarily attributable to lower LNG sales volumes resulting from a major maintenance shutdown undertaken by the customer at its facility during the period.

The Company monitors customer creditworthiness on an ongoing basis and evaluates collectability at contract inception and throughout the term of its customer arrangements. The Company evaluates trade receivables and finance lease receivables for expected credit losses under ASC 326. No allowance for credit losses was considered necessary as of May 31, 2026 and February 28, 2026, respectively.

Contract assets and contract liabilities were not material as of May 31, 2026 except as otherwise reflected in the accompanying condensed consolidated balance sheet.

Note 4— Natural Gas Properties and Exploration Costs, Net

Natural gas properties include proved reserves, developed production, gathering, processing and liquefaction assets, wells in process, construction-in-progress related to natural gas properties and capitalized asset retirement costs associated with the Virginia Gas Project.

Natural gas properties and exploration costs, net, are summarized as follows:

	Successor	Successor
	As of May 31, 2026	As of February 28, 2026
Proved properties — Virginia Gas Project Phase 1	$35,948	$36,608
Unproved properties — Phase 2 exploration costs	71,715	73,031
Wells in progress	2,491	(343)
Developed assets	30,644	31,999
Gas processing plant and liquefaction equipment (Virginia Gas Plant)	19,638	20,108
Construction in progress — Phase 2	35,633	34,796
Total natural gas properties, gross	$196,069	$196,199
Less: accumulated depreciation, depletion and amortization	(1,229)	(628)
Natural gas properties, net	$194,840	$195,571

Depletion expense for natural gas properties is determined using the unit-of-production method based on reserve quantities prepared by the Company’s independent reserve engineer. Proved reserves are depleted based on estimated total proved natural gas and helium reserves, while developed assets are depleted based on estimated proved developed reserves.

Depletion, depreciation and amortization related to natural gas properties was $713 thousand for the three months ended May 31, 2026. Capitalized interest included in natural gas properties was $1.3 million for the three months ended May 31, 2026.

During the three months ended May 31, 2026, additions to natural gas properties and exploration costs were $4.3 million, including capitalized interest of $1.3 million. The Company also disposed of certain plant and machinery with a carrying amount of $108 thousand during the period.

Because substantially all natural gas properties are held by subsidiaries whose functional currency is the South African Rand, the U.S. dollar carrying amount of natural gas properties is affected by period-end exchange rate fluctuations. Natural gas properties decreased by $3.4 million as a result of foreign currency translation and the adjustment is recorded in accumulated other comprehensive income (loss) and are not included in earnings.

The Company evaluates proved natural gas and helium reserve interests and related natural gas properties for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment of natural gas properties was recognized for the three months ended May 31, 2026.

Note 5
— Property, Plant and Equipment, Net

Property, plant and equipment, net, are summarized as follows:

	Successor	Successor
	As of May 31, 2026	As of February 28, 2026
Buildings and leasehold improvements	$7,930	$8,075
Land	222	226
Vehicles and transport equipment	308	313
Furniture, fixtures and other equipment	260	261
Total property, plant and equipment, gross	$8,720	$8,875
Less: accumulated depreciation	(624)	(233)
Property, plant and equipment, net	$8,096	$8,642

Depreciation expense related to property, plant and equipment was $499 thousand for the three months ended May 31, 2026. No impairment of property, plant and equipment was recognized for the three months ended May 31, 2026.

Note 6
— Restricted Cash

Restricted cash consists of amounts held in escrow as debt service reserve accounts required under the Company’s financing arrangements and cash guarantees provided for environmental rehabilitation and utility obligations.

The following table reconciles cash, cash equivalents and restricted cash reported in the condensed consolidated balance sheets to the total presented in the condensed consolidated statements of cash flows:

	Successor	Successor
	As of	As of
	May 31, 2026	February 28, 2026
Cash and cash equivalents	$6,151	$3,787
Restricted cash — current (DFC debt service reserve)	2,842	1,570
Restricted cash — current (IDC debt service reserve)	1,272	1,273
Restricted cash — noncurrent (Eskom)	1,218	1,222
Restricted cash — noncurrent (Environmental rehabilitation)	525	526
Total cash, cash equivalents and restricted cash	$12,008	$8,378

The current portion of restricted cash primarily represents debt service reserve accounts maintained for the DFC Credit Facility and IDC Loan. During the prior fiscal year, the Company utilized amounts held in the DFC debt service reserve account to satisfy a scheduled quarterly payment after receiving a waiver from the DFC. As a condition of the waiver, the Company was required to restore the reserve account to the required level by June 30, 2026; the reserve account was restored on May 15, 2026.

Note 7 — Debt

The Company’s debt consists primarily of amounts due under the ASP Isotopes Term Loan Facility, the DFC Credit Facility, the IDC Loan, the Standard Bank facility, Airsol debentures and the Molopo Loan.

Debt is summarized as follows:

	Successor	Successor
	As of May 31, 2026	As of Feb. 28, 2026
ASP Isotopes Term Loan Facility	$56,763	$42,163
DFC Credit Facility	22,723	23,809
IDC Loan	8,715	9,135
Standard Bank Facility	13,631	13,166
Airsol Debentures	8,322	7,007
Molopo Loan	3,805	3,764
Insurance financing	1,184	1,205
Total debt, net of debt issuance costs	$115,144	$100,249
Less: current portion	111,339	96,485
Long-term debt, net of current portion	$3,805	$3,764

Debt is classified as current when it is contractually due within one year of the balance sheet date, is payable on demand, is subject to a covenant violation or event of default that gives the lender the right to accelerate repayment and such right has not been effectively waived for a period greater than one year, or otherwise does not meet the criteria for non-current classification under GAAP.

As of May 31, 2026, the Company evaluated covenant compliance, defaults, waivers, amendments, lender rights and debt service reserve account requirements under its debt arrangements.

The ASP Isotopes Term Loan Facility was increased to $80.0 million, bears interest at the FirstRand Bank prime rate, accrues daily and compounds monthly, is unsecured, and is repayable within 60 days following written demand by ASP Isotopes. During the three months ended May 31, 2026, the Company received additional ASP Isotopes Term Loan Facility drawdowns of $5.0 million and $8.4 million in April 2026 and May 2026, respectively. For the three month period ended May 31, 2026, the accompanying consolidated financial statements included related-party interest expense on the ASP Isotopes Term Loan Facility of $1.2 million. No interest expense related to the ASP Isotopes Term Loan Facility was incurred during the three month period ended May 31, 2025. Subsequent to May 31, 2026, the facility was further amended to increase the aggregate principal amount available to $120.0 million. See Note 14, Subsequent Events.

The Airsol debentures matured on August 31, 2025 and remained outstanding at May 31, 2026 because of an ongoing dispute; accordingly, the related obligation is classified as current. Subsequent to May 31, 2026, the Company reached a settlement with Airsol with respect to the related financing obligations. Under the settlement agreement, the Company agreed to pay $8.5 million, including principal, accrued interest and certain fees. See Note 14, Subsequent Events, for additional information.

The Standard Bank facility was repayable on May 31, 2026, and the Company was in discussions with Standard Bank regarding an extension of the repayment date. Subsequent to May 31, 2026, on August 14, 2026, the Company entered into a Second Amendment and Restatement Agreement with Standard Bank of South Africa Limited with respect to the SBSA loan facility. Pursuant to the amendment, the maturity date of the facility was extended. Additional information is included in Note 16, Subsequent Events

The IDC Loan covenants that became effective on February 15, 2026 were not satisfied as of May 31, 2026, and the Company requested an extension of the covenant effective date to May 1, 2028, subject to IDC approval.

Certain DFC covenants were amended to become effective on May 1, 2028, and the Company was in compliance with the applicable DFC debt service reserve account requirement as of May 31, 2026.

The Molopo Loan remains subject to litigation and is classified as non-current because management does not expect the loan to become due within the next 12 months unless and until a court finally determines the dispute in favor of Molopo.

Interest expense includes contractual interest, amortization of deferred financing costs, and default or other fees, if applicable, net of amounts capitalized. See Note 4 and 5 for capitalized interest included in natural gas properties and property, plant and equipment.

Note 8 — Income Taxes

The Company and its subsidiaries are primarily subject to income tax in South Africa. The South African statutory corporate income tax rate applicable to the Company and its South African subsidiaries was 27% for the three months ended May 31, 2026.

The Company’s income tax expense (benefit) for interim periods is determined using an estimated annual effective tax rate applied to year-to-date income or loss, adjusted for discrete items recognized in the period in which they occur.

Income tax expense was $636 thousand for the three months ended May 31, 2026. The effective tax rate differed from the South African statutory rate primarily due to losses for which no tax benefit was recognized, partially offset by deferred tax benefits arising from temporary differences.

Deferred tax assets and liabilities as of May 31, 2026 reflect temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, including temporary differences arising from push-down accounting, natural gas properties, property, plant and equipment, assessed losses, lease arrangements, asset retirement obligations and other temporary differences.

For South African tax years ending on or after March 31, 2023, assessed losses generally may be set off against a maximum of 80% of taxable income in a year, subject to applicable minimum taxable income rules. In assessing the realizability of deferred tax assets, management considers available positive and negative evidence, including cumulative losses, forecasted taxable income from the expected ramp-up of LNG and liquid helium production and sales, and expected income from leasing storage and related infrastructure under long-term customer contracts.

Note 9 — Equity and Non-Controlling Interests

During the three months ended May 31, 2026, changes in equity related primarily to net loss, foreign currency translation adjustments, parent-company funding or other capital transactions with ASP Isotopes, and the allocation of income or loss and currency translation adjustments to non-controlling interests.

The Company’s non-controlling interests relate primarily to the 5.5% minority ownership interest in Tetra4 held by a noncontrolling equity holder.

Changes in shareholders’ equity are presented in the condensed consolidated statements of changes in equity.

Note 10 — Related Party Transactions

The Company has related party transactions with ASP Isotopes and its subsidiaries, directors, officers and other affiliated parties. Following the acquisition, Renergen became a wholly owned subsidiary of ASP Isotopes.

As described in Note 7, the Company has a related-party loan arrangement with ASP Isotopes. Borrowings under the ASP Isotopes Term Loan Facility have been used to fund operating costs, debt service and capital expenditures. The ASP Isotopes Term Loan Facility bears interest at a rate based on the prime rate, compounded monthly, is unsecured and is repayable within 60 days following written demand by ASP Isotopes unless amended, waived or otherwise modified. During the three months ended May 31, 2026, the Company entered into amendments to its related-party loan agreement with ASP Isotopes pursuant to which the principal amount available under the facility was increased to an aggregate of $48.6 million on April 15, 2026, and further increased to $80 million on May 28, 2026. Subsequent to May 31, 2026, the facility was further amended to increase the aggregate principal amount available to $120.0 million. See Note 14, Subsequent Events.

Note 11 — Commitments and Contingencies

In connection with the Acquisition of Renergen, ASP Isotopes made certain commitments to the South Africa Competition Commission designed to address public interest considerations and promote historically disadvantaged persons and worker ownership. These commitments include a moratorium on retrenchments of workers at Renergen’s operations for a period of two years from the merger closing date and a commitment to implement, within 12 months of the merger closing date, a trust for the benefit of qualifying workers employed by Renergen and certain historically disadvantaged persons and communities located within the production rights area of the Virginia Gas Project.

The Company is subject to legal, regulatory, environmental, health and safety, social and labour plan and permitting obligations arising in the ordinary course of business, including obligations associated with the Virginia Gas Project and the Production Right held by Tetra4. The Company records asset retirement obligations for legal obligations associated with plugging and abandoning wells, dismantling gas gathering infrastructure and restoring well sites. Environmental obligations beyond recorded asset retirement obligations are recognized when the obligation is probable and reasonably estimable.

Certain of the Company’s debt arrangements include covenants, events of default, lender consent rights, reserve account requirements, maturity matters, waivers, amendments, reserved rights, disputes or asserted claims that may affect repayment timing, classification or recognition of default-related amounts. See Note 7 for further discussion of the Company’s debt arrangements, covenant compliance, defaults, waivers, reserved rights, disputes and related debt classification.

Note 12 — Going Concern

The accompanying condensed consolidated interim financial statements have been prepared assuming the Company will continue as a going concern. In accordance with ASC 205-40, management evaluated whether conditions and events, considered in the aggregate, raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements are issued or available to be issued.

The Company has incurred recurring losses and negative operating cash flows and, as of May 31, 2026, had current liabilities in excess of current assets by $101.3 million. The Company’s liquidity requirements include funding ongoing operations, servicing debt obligations, restoring or maintaining required debt service reserve accounts, ramping Phase 1 operations at the Virginia Gas Project to nameplate capacity and funding development activities for Phase 2 of the Virginia Gas Project. In addition, as described in Note 7, the Company was subject to certain debt-related matters as of May 31, 2026,which considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to alleviate substantial doubt are principally dependent on obtaining continued financial support from ASP Isotopes or other financing sources. These plans include obtaining funding to support operating requirements, debt service and the restoration or maintenance of required debt service reserve accounts; securing extensions, waivers, amendments or other resolutions of the debt-related matters described above; supporting the ramp-up of Phase 1 operations, including the drilling campaign and commissioning activities necessary to increase production; and funding the continued development of Phase 2 of the Virginia Gas Project.

Management believes the Company’s plans are probable of being effectively implemented and, when implemented, will provide the Company with sufficient liquidity to meet its obligations as they become due within one year after the date these condensed consolidated interim financial statements are issued or available to be issued. Accordingly, management concluded that substantial doubt about the Company’s ability to continue as a going concern was alleviated by management’s plans. The condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 13 — Segment Information

The Company operates as a single operating and reportable segment comprising the exploration, development, a production, processing and commercialization of natural gas, LNG and helium associated with the Virginia Gas Project in South Africa. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. Net loss is the primary measure of segment profit or loss used by the CODM to assess performance and allocate resources. The CODM uses net loss to evaluate the results of the Company’s operations and make decisions regarding the allocation of resources to the Company’s exploration, development, production and commercialization activities.

Significant segment expenses regularly provided to the CODM and included in the measure of segment profit and loss include cost of revenues, exploration expense, depreciation, depletion, and amortization and general and administrative expenses. Other segment items, net, represent the difference between segment revenue less significant segment expenses and the reported measure of segment profit or loss. Other segment items, net, primarily consist of interest income, interest expense, foreign currency gains and losses, and other income and expense included in net loss that are not separately disclosed as significant segment expenses.

The following table presents segment revenue, significant segment expenses and segment profit or loss for the Company’s single reportable segment:

	Successor	Predecessor
Single reportable segment	Three Months Ended May 31, 2026	Three Months Ended May 31, 2025
Revenue	$651	$935
Cost of revenues, excluding depreciation, depletion and amortization	859	842
Exploration expense	852	238
Depreciation, depletion and amortization	906	1,228
General and administrative	3,707	2,479
Other segment items, net	5,771	244
Net Loss	$(11,444)	$(4,096)

Substantially all of the Company’s operations are focused on the Virginia Gas Project in South Africa, including the exploration, development, production, processing and commercialization of natural gas, LNG and helium. The Company derives revenue primarily from LNG and helium sales and manages the related production assets, reserve base, processing infrastructure, debt financing and development activities as an integrated natural gas and helium business.

Note 14 — Subsequent Events

The Company has evaluated subsequent events through October 1, 2026, the date these condensed consolidated interim financial statements were available to be issued, including Phase 2 financing activity, material operational milestones, legal developments, material amendments to offtake or supply arrangements, reserve report updates, debt waivers, extensions or amendments, and other events requiring recognition or disclosure.

On June 25, 2026, ASP Isotopes Inc. ("ASP Isotopes"), the Company's parent, entered into an Agreement and Plan of Merger with ENDRA Life Sciences Inc. ("ENDRA"), Noble Africa LLC ("Noble"), the Company and certain merger subsidiaries. Pursuant to the merger agreement, ASP Isotopes will contribute its equity interests in the Company to Noble immediately prior to the closing of the transaction. Following the closing of the merger, Noble will become a wholly owned subsidiary of ENDRA, and ENDRA is expected to be renamed 4K Resources Inc. Consummation of the transaction is subject to customary closing conditions, including stockholder approval, effectiveness of a registration statement on Form S-4, applicable regulatory approvals and satisfaction of specified financing conditions. As of the date these condensed consolidated financial statements were available to be issued, the transaction had not been completed.

Subsequent to May 31, 2026, D King, M Swana and D Hlatshwayo resigned as non-executive directors of the Company effective June 4, 2026, and P Mann and M Mithi were appointed as non-executive directors effective June 1, 2026. J Patullo was appointed as Chief Financial Officer of the Company on August 27, 2026.

On August 4, 2026, the Company reached a settlement related to its dispute with Airsol. Under the terms of the settlement, the Company agreed to pay $8.5 million, consisting of principal, accrued interest and certain fees. The settlement amount is payable in three installments commencing following receipt of certain customary regulatory approvals and concluding during November 2026. The Company evaluated the settlement in accordance with ASC 855, Subsequent Events, and concluded that the settlement occurred subsequent to the balance sheet date. The accompanying condensed consolidated financial statements do not reflect any adjustment resulting from this settlement, except as otherwise required under applicable accounting guidance.

On August 14, 2026, the Company and Standard Bank of South Africa Limited amended and restated the SBSA loan agreement. Under the amended agreement, the maturity date of the loan is the first anniversary of the amendment’s effective date. The Company is evaluating the accounting effects of the amendment, including its effect on debt classification and whether the amendment constitutes a debt modification or extinguishment.

On September 29, 2026, the Company and the other parties to the ASP Isotopes Term Loan Facility amended the agreement to increase the aggregate principal amount available under the facility from $80.0 million to $120.0 million.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ASP ISOTOPES INC.,

NOBLE AFRICA LLC,

RENERGEN LIMITED,

ENDRA LIFE SCIENCES INC.

and

KRUGER MERGER SUB LLC

dated as of June 25, 2026

A-i

Article V REPRESENTATIONS AND WARRANTIES OF PubCo AND MERGER SUB		A-31
5.1.	Organization and Qualification	A-31
5.2.	PubCo Subsidiaries	A-32
5.3.	PubCo Capitalization	A-32
5.4.	Authority Relative to this Agreement	A-33
5.5.	No Conflict; Required Filings and Consents	A-34
5.6.	Compliance; Material Permits.	A-34
5.7.	PubCo Listing	A-34
5.8.	PubCo SEC Reports and Financial Statements	A-34
5.9.	No Undisclosed Liabilities	A-35
5.10.	Absence of Certain Changes or Events	A-36
5.11.	Litigation	A-36
5.12.	Employee Benefit Plans	A-36
5.13.	Labor Matters	A-37
5.14.	Real Property; Tangible Property	A-38
5.15.	Taxes	A-39
5.16.	Environmental Matters	A-40
5.17.	Intellectual Property	A-40
5.18.	Privacy	A-42
5.19.	Agreements, Contracts and Commitments	A-43
5.20.	Insurance	A-44
5.21.	Affiliate Transactions	A-44
5.22.	Information Supplied	A-44
5.23.	Board Approval; Stockholder Vote	A-44
5.24.	State Takeover Statutes Inapplicable	A-44
5.25.	Anti-Bribery; Anti-Corruption	A-44
5.26.	International Trade; Sanctions	A-45
5.27.	Brokers	A-45
5.28.	Disclaimer of Other Warranties	A-45

Article VI CONDUCT PRIOR TO THE CLOSING DATE		A-46
6.1.	Conduct of Business by the Company and the Company Subsidiaries	A-46
6.2	Conduct of Business by PubCo	A-47
6.3	Requests for Consent	A-49
6.4	Company Investment.	A-49

Article VII ADDITIONAL AGREEMENTS		A-50
7.1.	Registration Statement; Proxy Statement/Prospectus	A-50
7.2.	PubCo Stockholder Approval	A-50
7.3.	Certain Regulatory Matters	A-52
7.4.	Other Filings; Press Release	A-52
7.5.	Confidentiality; Communications Plan; Access to Information	A-52
7.6.	Commercially Reasonable Efforts	A-53
7.7.	Company and PubCo Securities Listings	A-53
7.8.	No Solicitation	A-54
7.9.	Director and Officer Matters	A-54
7.10.	Tax Matters	A-55
7.11.	Section 16 Matters	A-55
7.12.	Board of Directors	A-55
7.13.	Incentive Equity Plan	A-55
7.14.	[Reserved]	A-56
7.15.	Disclosure of Certain Matters	A-56
7.16.	Nasdaq Listing	A-56
7.17.	PubCo Preferred Stock	A-56

Article VIII CONDITIONS TO THE TRANSACTION		A-56
8.1.	Conditions to Each Party’s Obligations	A-56
8.2.	Additional Conditions to Obligations of Parent and the Company	A-56
8.3.	Additional Conditions to the Obligations of PubCo	A-57

A-ii

Article IX TERMINATION		A-58
9.1.	Termination	A-58
9.2.	Notice of Termination; Effect of Termination	A-58

Article X NO SURVIVAL		A-59
10.1.	No Survival	A-59

Article XI GENERAL PROVISIONS		A-59
11.1.	Notices	A-59
11.2.	Interpretation	A-60
11.3.	Counterparts; Electronic Delivery	A-60
11.4.	Entire Agreement; Third Party Beneficiaries	A-60
11.5.	Severability	A-60
11.6.	Other Remedies; Specific Performance	A-60
11.7.	Governing Law	A-61
11.8.	Consent to Jurisdiction; Waiver of Jury Trial	A-61
11.9.	Rules of Construction	A-61
11.10.	Expenses	A-61
11.11.	Assignment	A-61
11.12.	Amendment	A-62
11.13.	Waiver	A-62
11.14.	Non-Recourse	A-62
11.15.	Company and PubCo Disclosure Letters	A-62

EXHIBITS

Exhibit A-1	Form of Subscription Agreement
Exhibit A-2	Form of Company Warrant
Exhibit B	Form of Voting Agreement
Exhibit C	Form of Lock-Up Agreements
Exhibit D	Form of Company A&R Operating Agreement
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of PubCo A&R Certificate of Incorporation
Exhibit G	Form of Master Transaction Agreement
Exhibit H	Form of Shared Services Agreement
Exhibit I	Form of Tax Sharing Agreement
Exhibit J	Form of Registration Rights Agreement
Exhibit K	Form of Employee Matters Agreement
Exhibit L	Term Sheet Regarding Distribution Facilitation Agreement
Exhibit M	Form of Fifth Addendum to the Term Loan Facility Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of June 25, 2026 (this “Agreement”), by and among ASP Isotopes Inc., a Delaware corporation (“Parent”), Noble Africa LLC, a Delaware limited liability company and a direct, subsidiary of Parent (the “Company”), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly-owned subsidiary of Parent (“OpCo”), ENDRA Life Sciences Inc., a Delaware corporation (“PubCo”), and Kruger Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of PubCo (“Merger Sub”). Each of Parent, the Company, OpCo, PubCo, and Merger Sub are individually referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, PubCo and OpCo intend to effect a strategic combination of their businesses in accordance with this Agreement and the DGCL (as defined below);

WHEREAS, each of PubCo and OpCo have determined that from and after the Effective Time (as defined below) on the Closing Date, PubCo shall act as the parent company for their combined businesses;

WHEREAS, PubCo is a company whose shares of common stock are publicly traded on the Nasdaq Capital Market under the ticker symbol NDRA;

WHEREAS, in anticipation of the Merger (as defined below), Parent has formed the Company as an intermediate holding company of OpCo, which has two classes of equity consisting of “Class A Units” and “Class B Units”;

WHEREAS, in anticipation of the Merger, PubCo has formed Merger Sub;

WHEREAS, prior to the Effective Time, Parent shall contribute all of its equity interest in OpCo into the Company in exchange for 55,500,000 Class B Units (the “Contribution”);

WHEREAS, the Parties intend that, prior to the Effective Time, subject to the receipt of the PubCo Stockholder Approval (as defined below), to the extent necessary, PubCo will effect the Reverse Stock Split (as defined below) for the purpose of maintaining compliance with Nasdaq listing standards;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement by and among the Parties and the Persons (as defined below) named therein (representing an aggregate commitment no less than $50,000,000, in substantially the form attached hereto as Exhibit A-1 (including any additional Subscription Agreements entered into in accordance with Section 6.1(c), collectively, the “Subscription Agreement”), pursuant to which such Persons will have agreed to purchase the number and type of Company Units (as defined below) and Company Warrants (as defined below) set forth therein immediately prior to the Effective Time (the “Company Investment”);

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth herein, at the Effective Time, (a) Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of PubCo and (b) all of the Company Units issued and outstanding immediately prior to the Effective Time other than Excluded Company Units (as defined below), by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Merger Consideration (as defined below);

WHEREAS, the board of directors of PubCo (the “PubCo Board”) has (a) determined that the Merger is fair to, and in the best interests of, PubCo and the stockholders of PubCo (the “PubCo Stockholders”), (b) approved this Agreement, the Merger, and the other Transactions, and (c) determined to recommend that the PubCo Stockholders vote to approve the PubCo Stockholder Matters (as defined below) (the “PubCo Recommendation”);

WHEREAS, PubCo, as the sole member of Merger Sub, has approved (a) the execution, delivery, and performance of this Agreement and the Transaction Agreements to which Merger Sub is or will be a party, and (b) the Merger;

WHEREAS, Parent has approved the execution, delivery, and performance of this Agreement, the Transaction Agreements to which Parent is or will be a party, and the Merger;

WHEREAS, the manager of the Company (the “Company Board”) has (a) determined that the Transactions, including the Merger, are advisable to, and in the best interests of, the Company and its members (the “Company Members”), and (b) approved the execution, delivery, and performance of this Agreement, the Transaction Agreements to which the Company is or will be a Party, and Transactions, including the Merger, and has deemed this Agreement advisable;

WHEREAS, Parent, as the sole member of the Company, has adopted this Agreement and approved the Merger;

WHEREAS, as a condition to the willingness of, and an inducement to, the Company to enter into this Agreement, concurrently with the execution of this Agreement, certain stockholders of PubCo are entering into the Voting Agreement by and among the Company and such stockholders, in substantially the form attached hereto as Exhibit B (the “Voting Agreement”), pursuant to which such stockholders of PubCo have agreed to vote their PubCo Common Stock (as defined below) in favor of the approval of the PubCo Stockholder Matters;

WHEREAS, the Parties intend that, prior to the Closing, subject to the approval by the PubCo Stockholders of the PubCo Stockholder Matters, PubCo will adopt a new stock incentive plan in form and substance reasonably satisfactory to PubCo and the Company (the “PubCo Incentive Equity Plan”), to be effective upon and following the Closing;

WHEREAS, as a condition to the willingness of, and an inducement to, each of PubCo and the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent is entering into a lock-up agreement, in substantially the form of Exhibit C attached hereto (the “Lock-Up Agreements”), which will become effective upon the consummation of the Closing; and

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that the Merger qualifies as a tax-deferred contribution of the Company to PubCo by Parent pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS

1.1. Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Proposal” means any proposal or offer relating to (a) merger, consolidation, or business collaboration involving PubCo or any of its Subsidiaries, (b) a sale, lease, exchange, mortgage, transfer, or other disposition, in a single transaction or series of related transactions, of twenty percent (20%) or more of the assets of PubCo and its Subsidiaries, taken as a whole, (c) a purchase or sale, in a single transaction or series of related transactions, of shares of capital stock or other securities of PubCo representing twenty percent (20%) or more of the voting power of the capital stock or other voting securities of PubCo, including by of tender or exchange offer, (d) a liquidation or dissolution of PubCo, or (e) any other transaction, or series of related transactions having a similar effect to those described in the foregoing clauses (a)-(d), in each case, other than the Transactions or the other transactions contemplated by the Transaction Agreements.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” is defined in the Preamble hereto.

“Anti-Corruption Laws” is defined in Section 4.22.

“Business Combination” is defined in Section 7.8(a).

“Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“CEO Director” is defined in Section 7.12.

“Certificate of Merger” is defined in Section 2.5(a).

“Certifications” is defined in Section 5.8(a).

“Class A Units” is defined in the Recitals hereto.

“Class B Units” is defined in the Recitals hereto.

“Class I Directors” is defined in Section 7.12(a).

“Class II Directors” is defined in Section 7.12(b).

“Class III Directors” is defined in Section 7.12(c).

“Closing” is defined in Section 2.3.

“Closing Date” is defined in Section 2.3.

“Closing PubCo Board” is defined in Section 7.12.

“Code” is defined in the Recitals hereto.

“Company” is defined in the Preamble hereto.

“Company A&R Operating Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, in substantially the form of Exhibit D.

“Company Board” is defined in the Recitals hereto.

“Company Directors” is defined in Section 7.12.

“Company Disclosure Letter” is defined in the preamble to Article IV.

“Company Group” means the Company, OpCo and all of OpCo’s direct and indirect Subsidiaries.

“Company Group Software” means all proprietary Software owned, developed or currently being developed, by or for any member of the Company Group.

“Company IT Systems” is defined in Section 4.16(j).

“Company Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of (i) Parent or (ii) OpCo or (b) the ability of the Company Group to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, or other public health emergencies; (iv) changes attributable to the public announcement or the pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by any Governmental Entity after the date of this Agreement; (vi) changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting the industries and markets in which any Company Group member operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material

Adverse Effect (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (B) taken with the prior written consent of or at the prior written request of PubCo, or (C) taken by, or at the request of, PubCo ((i)-(x), the “Excluded Events”); provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events, or effects described in clause (i), (iii), (v), (vi), or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of the Company Group, taken as a whole, relative to similarly situated companies in the industries in which the Company Group conduct the Company Group’s operations, then such state of facts, developments, changes, circumstances, occurrences, events, or effects may be taken into account (unless otherwise excluded) in determining whether a Company Material Adverse Effect has occurred, but solely to the extent of such disproportionate impact.

“Company Material Contract” is defined in Section 4.18(a).

“Company Members” is defined in the Recitals hereto.

“Company Parties” and “Company Party” are defined in Section 4.4.

“Company Pre-Closing Notice of Disagreement” is defined in Section 3.7.

“Company Real Property Leases” is defined in Section 4.13(b).

“Company Registered Intellectual Property” is defined in Section 4.16(a).

“Company Subsidiaries” is defined in Section 4.2(a).

“Company Outstanding Units” means, without duplication, all Company Units, other than Excluded Company Units, outstanding immediately prior to the Effective Time.

“Company Units” means, collectively, the Class A Units and the Class B Units.

“Company Warrants” means pre-funded warrants issued by the Company pursuant to that certain Subscription Agreement in substantially the form attached hereto as Exhibit A-2.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated April 6, 2026, by and between PubCo and Parent, as amended from time to time.

“Contract” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Current Company Operating Agreement” means the limited liability company agreement of the Company as in effect on the date of this Agreement.

“Customs & International Trade Authorizations” means any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re -export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” means the applicable import, customs and trade, export and anti-boycott laws of any jurisdiction, including: (i) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (International Trade Administration), the U.S. International Trade Commission, the U.S. Department of Commerce (Bureau of Industry and Security), the U.S. Department of State (Directorate of Defense Trade Controls) and their predecessor agencies; (ii) the Tariff Act of 1930; (iii) the Export Administration Act of 1979; (iv) the Export Control Reform Act of 2018; (v) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (vi) the Arms Export Control Act; (vii) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (viii) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (ix) the anti-boycott laws and regulations administered by the U.S. Department of Commerce; and (x) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury.

“D&O Indemnification Provisions” is defined in Section 7.9(a).

“D&O Tail Policy” is defined in Section 7.9(b).

“Delaware Secretary of State” is defined in Section 2.5(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” is defined in Section 2.2.

“Effective Time” is defined in Section 2.5(b).

“Employee Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written, which an applicable Person sponsors or maintains for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which an applicable Person has any direct or indirect liability.

“Enforcement Exceptions” is defined in Section 4.4.

“Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (a) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property, and shall include, but not be limited to, federal statues known as the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Occupational Safety and Health Act, Oil Pollution Act of 1990, Resource Conservation and Recovery Act, Safe Drinking Water Act and Toxic Substances Control Act.

“ERISA” means the Employment Retirement Income Security Act of 1974.

“ERISA Affiliates” means any trade or business (whether or not incorporated) that, together with an applicable Person or any of its subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Agent” is defined in Section 3.6(a).

“Excluded Company Units” is defined in Section 3.2(a).

“Excluded Event” is defined in the definition of Company Material Adverse Effect.

“Financial Statements” is defined in Section 4.7(a).

“Financing Certificate” is defined in Section 3.7.

“Foreign Plan” is defined in Section 4.11(j).

“Fundamental Representations” means: (a) in the case of the Company and Merger Sub, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence thereof), the second sentence of Section 4.2(a) (Company Subsidiaries), Section 4.4 (Authority Relative to this Agreement), Section 4.5(a)(i) (No Conflict; Required Filings and Consents), and Section 4.25 (Brokers); and (b) in the case of PubCo, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other than the second sentence thereof), Section 5.3 (Capitalization), Section 5.4 (Authority Relative to this Agreement), Section 5.5(a)(i) (No Conflict; Required Filings and Consents), Section 5.22 (Board Approval; Stockholder Vote), and Section 5.27 (Brokers).

“Governing Documents” means the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, a memorandum and articles of association, certificates of incorporation or formation, bylaws, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” means, with respect to the United States of America and any non-U.S. supranational entity: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality or tribunal, or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” under any applicable Legal Requirements pertaining to the environment.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Group” has the meaning as used in Section 13(d) of the Exchange Act.

“Inbound Licenses” is defined in Section 4.18(a)(viii).

“Incentive Equity Plan” is defined in Section 7.13.

“Incidental Inbound Licenses” means any (a) non-disclosure/confidentiality agreement (or other Contract that includes confidentiality provisions) entered into in the ordinary course of business that provides an applicable Person a limited, non-exclusive right to access or use Trade Secrets; (b) Contract that authorizes an applicable Person to identify another Person as a customer, vendor, supplier or partner of such applicable Person; (c) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software that is generally commercially available; (d) non-exclusive licenses for Software involving consideration in an amount less than $10,000; and (e) license to Open Source Software.

“Insurance Policies” is defined in Section 4.19.

“Intellectual Property” means all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all copyrights and copyrightable subject matter, whether registered or unregistered, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including literary works, pictorial and graphic works (collectively, “Copyrights”); (c) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (d) all Internet domain names and social media accounts; (e) trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formula, and confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) all moral rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of the foregoing; and (h) all other intellectual property rights, proprietary rights, or confidential information and materials.

“Intended Tax Treatment” is defined in the Recitals hereto.

“Intentional Fraud” means, with respect to a Party, Delaware common law fraud (except that such fraud shall not include recklessness, negligence, or similar concepts) with respect to the representations or warranties of such Party contained in this Agreement.

“Intervening Event” means any state of facts, development, change, circumstance, occurrence, event or effect, in each case, other than any Excluded Event, that (a) individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of an applicable Person, taken as a whole, (b) if existing as of the date of this Agreement, was not known, or reasonably capable of being known, by such applicable Person as of the date of this Agreement, and (c) becomes known to such applicable Person after the date of this Agreement.

“Intervening Event Notice” is defined in Section 7.2(b).

“Key Employee” means the employees set forth in Section 1.1(a) of the Company Disclosure Letter.

“Knowledge” means the actual knowledge as to a specified fact or event, after a reasonable investigation, of: (a) with respect to the Company, the individuals listed on Section 1.1(b) of the Company Disclosure Letter; and (b) with respect to PubCo, the individuals listed on Section 1.1(b) of the PubCo Disclosure Letter.

“Legal Proceeding” means any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” means all Intellectual Property that any third party Person owns and that an applicable Person uses or has the right to use pursuant to a written license or sublicense.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license, grant, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Lock-Up Agreements” is defined in the Recitals hereto.

“Material Permits” is defined in Section 4.6(b).

“Merger” is defined in the Recitals hereto.

“Merger Consideration” means a number of shares of PubCo Common Stock equal to the number of Company Outstanding Units adjusted by the Reverse Split Factor, if applicable.

“Merger Sub” is defined in the Preamble hereto.

“Nasdaq” is defined in Section 5.7.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“OpCo” is defined in the Preamble hereto.

“Open Source Software” means any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license.

“OPIC” means the Overseas Private Investment Corporation, an agency of the United States of America.

“OPIC Loan Agreement” means that certain Finance Agreement, dated as of August 20, 2019, by and between OPIC and Tetra4 Proprietary Limited, a limited liability company duly registered and validly existing under the laws of the Republic of South Africa.

“Order” means any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree, or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” is defined in Section 9.1(b).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by an applicable Person.

“Parent SEC Reports” means all forms, reports, schedules, statements, and other documents required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act, together with any exhibits, amendments, restatements, or supplements thereto filed prior to the date of this Agreement.

“Parent Transaction Costs” means all fees, costs, and expenses incurred or payable by the Parent prior to the Closing Date in connection with the Transaction Agreements and the negotiation, preparation and execution of this Agreement and the other Transaction Agreements.

“Parties” is defined in the Preamble hereto.

“Party” is defined in the Preamble hereto.

“Payor” is defined in Section 3.8.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Lien” means, with respect to a Person, (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with GAAP or U.S. GAAP, (b) statutory and contractual Liens of landlords with respect to leased real property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course and (i) not yet delinquent or (ii) that are being contested in good faith through appropriate proceedings (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by such Person, (e) Liens securing any indebtedness of such Person, (f) in the case of Intellectual Property, non-exclusive licenses entered into in the ordinary course, (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of such Person, (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets and properties of such Person, taken as a whole and do not result in a material liability to such Person, and (i) non-disclosure agreements entered into in the ordinary course of business, Incidental Inbound Licenses, and customary employee Intellectual Property agreements.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” means, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Legal Requirement, or by an applicable Person in any of its privacy policies, notices or Contracts, all information that identifies or could be used to identify an individual person or device, whether or not such information is associated with an identifiable individual, including a current, prospective or former investor, end user or employee of such applicable Person, and includes applicable information in any form or media.

“Privacy Laws” means any and all applicable Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, use, storage, processing, safeguarding, security (both technical and physical), destruction, disclosure or transfer (including cross-border) of Personal Information, including the Federal Trade Commission Act, General Data Protection Regulation, Regulation 2016/679/EU (GDPR), Israel’s Protection of Privacy Law 5741-1981, the applicable guidelines and policies of the Israeli Database Registrar and the Israeli Privacy Protection Authority, and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Proxy Statement/Prospectus” is defined in Section 7.1(a).

“Proxy Statement/Prospectus Clearance Date” means the date on which the Registration Statement is declared effective by the SEC under the Securities Act.

“Proxy Statement/Prospectus Mailing Date” is defined in Section 7.2(a).

“PubCo” is defined in the Preamble hereto.

“PubCo A&R Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of PubCo to be filed prior to the Effective Time, substantially in the form of Exhibit F attached hereto.

“PubCo Board” is defined in the Recitals hereto.

“PubCo Cash” means without duplication, (i) PubCo’s unrestricted cash and cash equivalents, digital assets, and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the PubCo SEC Documents, minus (ii) the sum of PubCo’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the PubCo SEC Documents, minus (v) the aggregate amount (without duplication) of all fees and expenses, including unpaid PubCo Transaction Costs, incurred by PubCo prior to the Effective Time in connection with the Transaction Agreements including: (a) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of PubCo in connection with the Transaction Agreements; (b) the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (c) the fees and expenses in connection with the printing, mailing, and distribution of the Proxy Statement and any amendments and supplements thereto; (d) the fees related to obtaining a fairness opinion (if any); (e) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Transactions) that become due or payable to any director, officer, employee, or consultant in connection with the consummation of the Transactions, together with any payroll Taxes associated therewith; and minus (vi) any unpaid Taxes of PubCo and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date that are due and payable.

“PubCo Change in Recommendation” is defined in Section 7.2(b).

“PubCo Class A Common Stock” means the shares of PubCo Class A common stock, par value $0.0001 per share.

“PubCo Class B Common Stock” means the shares of PubCo Class B common stock, par value $0.0001 per share

“PubCo Common Stock” means, collectively, the PubCo Class A Common Stock and the PubCo Class B Common Stock.

“PubCo D&O Indemnified Party” is defined in Section 7.9(a).

“PubCo Director” is defined in Section 7.12.

“PubCo Disclosure Letter” is defined in the preamble to Article V.

“PubCo Group” means PubCo and all of its direct and indirect Subsidiaries.

“PubCo Group Software” means all proprietary Software owned, developed or currently being developed, by or for any member of the PubCo Group.

“PubCo Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of PubCo and its Subsidiaries, taken as a whole; or (b) the ability of PubCo to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a PubCo Material Adverse Effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, or other health emergencies; (iv) changes attributable the public announcement of this Agreement or the pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by any Governmental Entity after the date of this Agreement; (vi) changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events or conditions generally affecting the industries and markets in which any PubCo Group member operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a PubCo Material Adverse Effect (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (B) taken with the prior written consent of or at the prior written request of Parent, the Company, or Merger Sub, or (C) taken by, or at the request of, the Company or Merger Sub; or (xi) any change in the stock price or trading volume of the PubCo Common Stock (it being understood, however, that any change causing or contributing to any change in stock price or trading volume of the PubCo Common Stock may be taken into account in determining whether a PubCo Material Adverse Effect has occurred, unless such changes are otherwise excepted from this definition) provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events or effects described in clause (i), (iii), (v), (vi), or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of the PubCo Group, taken as a whole, relative to similarly situated companies in the industries in which the PubCo Group conducts the PubCo Group’s operations, then such state of facts, developments, changes, circumstances, occurrences, events, or effects may be taken into account (unless otherwise excluded) in determining whether a PubCo Material Adverse Effect has occurred, but solely to the extent of such disproportionate impact.

“PubCo Material Contracts” is defined in Section 5.19(a).

“PubCo Outstanding Shares” means, without duplication, the total number of shares of PubCo Common Stock outstanding immediately prior to the Effective Time plus the underlying PubCo Common Stock in respect of all outstanding PubCo pre-funded warrants, restricted stock units, and PubCo Preferred Stock as of immediately prior to the Effective Time, excluding any such securities sold and issued to LHE LNG Holdings LLC.

“PubCo Preferred Stock” means the shares of PubCo Series A Convertible Preferred Stock, par value $0.0001 per share.

“PubCo Recommendation” is defined in set forth the Recitals hereto.

“PubCo Record Date” is defined in Section 7.2(a).

“PubCo SEC Reports” is defined in Section 5.8(a).

“PubCo Stockholder Approval” means (i) the affirmative vote of the holders of a majority in voting power of the outstanding PubCo Common Stock and PubCo Preferred Stock entitled to vote on the PubCo A&R Certificate of Incorporation, voting together as a single class, (ii) the affirmative vote of the holders of a majority in voting power of the outstanding PubCo Common Stock and PubCo Preferred Stock which are present in person and entitled to vote on the PubCo Incentive Equity Plan or the issuance of PubCo Common Stock as the Merger Consideration, as applicable, voting together as a single class, and (iii) the votes cast by the holders of PubCo Common Stock and PubCo Preferred Stock entitled to vote on the Reserve Stock Split, voting together as a single class, for the Reserve Stock Split exceed the votes cast against the Reverse Stock Split, in each case, at the PubCo Special Meeting.

“PubCo Stockholder Matters” means (i) the approval of the issuance of PubCo Common Stock as the Merger Consideration, (ii) the approval of the Reverse Stock Split, (iii) the approval and adoption of the Incentive Equity Plan, and (iv) the approval of the PubCo A&R Certificate of Incorporation.

“PubCo Stockholders” is defined in the Recitals hereto.

“PubCo Subsidiaries” is defined in Section 5.2(a).

“PubCo Transaction Costs” means all fees, costs, and expenses incurred or payable by PubCo prior to and through the Closing Date in connection with the negotiation, preparation, and execution of this Agreement, the other Transaction Agreements, and the consummation of the Transactions including any such amounts which are triggered by or become payable as a result of the Closing, excluding, for the avoidance of doubt, all Parent Transaction Costs.

“Reference Date” means January 1, 2025.

“Registration Statement” is defined in Section 7.1(a).

“Related Parties” means, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” is defined in Section 7.8(a).

“Required Regulatory Approvals” is defined in Section 7.3(a).

“Required Regulatory Filings” is defined in Section 7.3(a).

“Reverse Split Factor” is defined in the definition of “Reverse Stock Split”.

“Reverse Stock Split” means multiple amendments to the certificate of incorporation of PubCo authorizing reverse stock splits of PubCo Common Stock with split ratios (the “Reverse Split Factor”) that are approved by the PubCo Board, subject to the relevant PubCo Stockholder Approval, one of which may be effected by PubCo upon a determination by the PubCo Board, and consented to by the Company, and the rest of which shall be abandoned.

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (including Crimea, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means (i) any Person listed in any Sanctions-related list maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or any similar list maintained by any Governmental Entity in a jurisdiction in which a Party operates and which would be applicable to such Party; (ii) any Person located, organized, or resident in a Sanctioned Country; or (iii) any Person 50% or more owned, directly or indirectly, or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state or any other Governmental Entity that pertains to any Party or its business.

“Sarbanes-Oxley Act” is defined in Section 5.8(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Signing Form 8-K” is defined in Section 7.4(a).

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates, and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) such Person controls the management thereof.

“Superior Proposal” means a bona fide written Acquisition Proposal that the PubCo Board determines, in good faith, after consultation with its outside counsel, (a) is on terms and conditions more favorable from a financial point of view to PubCo and the PubCo Stockholders than the Transactions, and (b) is reasonably capable of being consummated without delay. For purposes of this definition, references to “Acquisition Proposal” shall be deemed to refer to the definition of Acquisition Proposal, as modified so that each reference to twenty-percent (20%) is instead to fifty-percent (50%).

“Superior Proposal Notice” is defined in Section 7.2(b)

“Surviving Company” is defined in Section 2.2.

“Surviving Company Units” is defined in Section 3.1.

“Tax” or “Taxes” means: (a) any and all federal, state, local and non-U.S. taxes, including gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) above payable by reason of Contract, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a)(or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” means any income and other material return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” means this Agreement, the Subscription Agreement, the Confidentiality Agreement, the Company A&R Operating Agreement, the Lock-Up Agreements, the Voting Agreement, the Master Transaction Agreement, the Administrative Services Agreement, the Tax Sharing Agreement, the Registration Rights Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated by this Agreement, including the Company Investment and the Merger.

“Transfer Agent” means VStock Transfer, LLC, PubCo’s transfer agent of record.

“Transfer Taxes” is defined in Section 7.6.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Voting Agreement” is defined in the recitals.

“WARN Act” is defined in Section 4.12(f).

“Willful Breach” means a Party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

Article II
PRE-CLOSING TRANSACTIONS AND MERGER

2.1. Pre-Closing Transactions.

(a) Reverse Stock Split.

(i) On the Closing Date prior to the Effective Time, to the extent necessary, PubCo shall effect the Reverse Stock Split under which each PubCo Common Stock that is issued as of such time shall be reduced into a number of PubCo Common Stock determined by adjusting each such PubCo Common Stock by the Reverse Split Factor, provided, however that no fractional shares shall be issued to stockholders as a result of such Reverse Stock Split and, in lieu thereof, PubCo pay cash in lieu of fractional shares.

(ii) Following the consummation of the Reverse Stock Split, PubCo shall cause the Transfer Agent to promptly update its books and records to account for such Reverse Stock Split.

(b) Contribution. On the Closing Date, prior to the Effective Time, Parent shall effect the Contribution whereby OpCo shall become a wholly owned subsidiary of Company.

2.2. Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease and the Company will continue its existence under the DLLCA as the surviving company (the “Surviving Company”). As a result of the Merger, the Surviving Company will become a wholly-owned subsidiary of PubCo.

2.3. Closing. Unless this Agreement has been terminated pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Merger (the “Closing”) will occur by electronic exchange of documents contemplated by this Agreement to be executed and delivered at the Closing at (a) a time and date to be specified in writing by the Parties which will be no later than two (2) Business Days after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition) or (b) such other time, date and place as PubCo and Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

2.4. Closing Deliverables.

(a) At the Closing, PubCo shall:

(i) pay, or cause to be paid all PubCo Transaction Costs to the applicable payees, to the extent not paid prior to the Closing,

(ii) deliver to the Company an executed resignation from each officer of PubCo and the directors of PubCo as may be required to cause the Closing PubCo Board to consist of the individuals contemplated by Section 7.12; and

(iii) deliver to the Parent duly executed copies by PubCo of the Master Transaction Agreement, Shared Services Agreement, Tax Sharing Agreement, Registration Rights Agreement and Employee Matters Agreement in the forms set forth on Exhibits G, H, I, J and K.

(b) At the Closing, Parent shall:

(i) pay, or cause to be paid all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing;

(ii) deliver to the PubCo duly executed copies by Parent of the Master Transaction Agreement, Shared Services Agreement, Tax Sharing Agreement, Registration Rights Agreement and Employee Matters Agreement in the forms set forth on Exhibits G, H, I, J and K; and

(iii) deliver to the PubCo duly executed copies by Parent and Tetra4 Proprietary Limited of such Distribution Facilitation Agreement, as acceptable to Parent, with substantially the same terms as set forth on Exhibit L; and

(iv) deliver to the PubCo duly executed copies by Parent, ASP Isotopes South Africa Proprietary Limited and OpCo, an fifth addendum to that certain ASPI Term Loan Facility Agreement, dated May 19, 2025, as acceptable to Parent, in the form set forth on Exhibit M.

2.5. Certificate of Merger; Effective Time.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the Parties will cause the Merger to be consummated, and the Surviving Company shall execute, acknowledge, and file a Certificate of Merger in accordance with the relevant provisions of the DLLCA, in substantially the form of Exhibit E attached hereto (the “Certificate of Merger”), with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”).

(b) The Merger will become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as is agreed between PubCo and the Company and specified in the Certificate of Merger (such time as the Merger becomes effective in accordance with the DLLCA being the “Effective Time”).

2.6. Effect of Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and Section 18-209(g) of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of each of Merger Sub and the Company shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of each of Merger Sub and the Company shall become debts, liabilities, obligations and duties of the Surviving Company.

2.7. Certificate of Incorporation of the Surviving Company. The certificate of formation of the Company immediately prior to the Effective Time shall at and after the Effective Time be the certificate of formation of the Surviving Company until subsequently amended in accordance with applicable Legal Requirements.

2.8. Limited Liability Company Agreement of the Surviving Company. The Merger shall effect the adoption of the Company A&R Operating Agreement as the new limited liability company agreement of the Surviving Company at the Effective Time, such that the Current Company Operating Agreement shall, at the Effective Time, be superseded and replaced with the Company A&R Operating Agreement.

2.9. Managers and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirement and the Governing Documents of the Surviving Company, the managers and officers of the Company immediately prior to the Effective Time shall be the managers and officers of the Surviving Company.

2.10. Tax Treatment of the Merger. The Parties hereto intend that the Merger qualifies for the Intended Tax Treatment. To the extent required to take a position, the Parties will prepare and file all U.S. income Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Legal Requirements (taking into account any settlement in the following proviso); provided, for the avoidance of doubt, nothing in this Section 2.10 shall prevent any Party or any of their respective Affiliates or Representatives from settling, or require any of them to litigate, any challenge or other similar proceeding by any Governmental Entity with respect to the Intended Tax Treatment. Each Party agrees to use commercially reasonable efforts to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity.

Article III
EFFECT OF MERGER ON EQUITY SECURITIES

3.1. Conversion of Merger Sub Equity. At the Effective Time, all of the units of Merger Sub outstanding immediately prior to the Effective Time (“Merger Sub Units”) shall be converted into and become all of the units of the Surviving Company (“Surviving Company Units”) and PubCo shall be admitted the sole member of Surviving Company as the holder of all Surviving Company Units.

3.2. Effect on Company Units. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or any holders of Company Units:

(a) Cancellation of Certain Company Units. All Company Units that are outstanding and owned by PubCo, Merger Sub, the Company, or any of their respective Subsidiaries immediately prior to the Effective Time (“Excluded Company Units”) shall automatically be canceled, and no portion of the Merger Consideration or other consideration shall be delivered or deliverable in exchange therefor.

(b) Treatment of Company Units.

(i) Each Class A Unit outstanding immediately prior to the Effective Time, other than Excluded Company Units, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one share of PubCo Class A Common Stock adjusted by the Reverse Split Factor, if applicable. Each Class B Unit outstanding immediately prior to the Effective Time, other than Excluded Company Units, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one share of PubCo Class B Common Stock adjusted by the Reverse Split Factor, if applicable.

(ii) All of the Company Units converted into the right to receive the Merger Consideration pursuant to Section 3.2(b)(i) shall no longer be outstanding and shall cease to exist, and each holder of any Company Units shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable portion of the Merger Consideration into which such Company Units shall have been converted pursuant to Section 3.2(b)(i).

3.3. Effect on PubCo Common Stock. At the Effective Time, by virtue of filing of the PubCo A&R Certificate of Incorporation, each share of PubCo’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time, shall, automatically and without further action by any PubCo stockholder, be reclassified as, and shall become, one share of PubCo Class A Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of the PubCo’s common Stock shall from and after the Effective Time be deemed to represent shares of PubCo Class A Common Stock, without the need for surrender or exchange thereof.

3.4. Effect on Company Warrants. Each Company Warrant, to the extent then outstanding and unexercised immediately prior to the Effective Time, shall automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire one share of PubCo Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Company Warrant immediately prior to the Effective Time, taking into account any changes thereto by reason of this Agreement or the Transactions (each such resulting warrant, an “Assumed Warrant”). Accordingly, effective as of the Merger Effective Time: (A) each Assumed Warrant shall be exercisable solely for shares of PubCo Class A Common Stock; (B) the number of shares of PubCo Class A Common Stock subject to each Assumed Warrant shall be equal to the number of shares of Class A Units subject to the applicable Company Warrant adjusted by the Reverse Split Factor, if applicable and (C) the per share exercise price for the PubCo Class A Common Stock issuable upon exercise of such Assumed Warrant shall be equal to the per share exercise price for the shares of Class A Units subject to the applicable Company Warrant as in effect immediately prior to the Effective Time adjusted by the Reverse Split Factor, if applicable. PubCo shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of PubCo Class A Common Stock for delivery upon the exercise of such Assumed Warrants.

3.5. No Dissenters’ Rights. No appraisal rights shall be available with respect to the Merger Sub Units or the Company Units in connection with the Transactions.

3.6. Exchange Procedures.

(a) The Transfer Agent shall act as the exchange agent (the “Exchange Agent”) for the purpose of exchanging each type of Company Unit that is outstanding immediately prior to the Effective Time (excluding the Excluded Company Units) for a number of each type of PubCo Common Stock at a ratio of 1:1 (subject to any required Tax withholding as provided under Section 3.8, and subject to adjustment to reflect the Reverse Split Factor, if applicable) and on the terms and subject to the other conditions set forth in this Agreement.

(b) At the Effective Time, PubCo shall deposit, or cause to be deposited, with the Transfer Agent, for the benefit of the holders of each Company Unit outstanding immediately prior to the Effective Time, other than the Excluded Company Units, and for exchange through the Exchange Agent, evidence of PubCo Common Stock in book-entry form representing the Merger Consideration.

(c) No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 3.6, each Company Unit that has been converted into the right to receive a portion of the Merger Consideration shall solely represent the right to receive the applicable portion of the Merger Consideration.

3.7. Financing Certificate and Closing Calculations. Not later than five (5) Business Days prior to the Closing Date, PubCo shall deliver to the Company written notice (the “Financing Certificate”) setting forth the estimated amount of PubCo Cash as of the Closing. The Company shall be entitled to rely in all respects on the Financing Certificate. If the Company in good faith disagrees with any portion of the Financing Certificate, then the Company may deliver a notice of such disagreement to PubCo until and including the second (2nd) Business Day prior to the Closing Date (the “Company Pre-Closing Notice of Disagreement”). The Company and PubCo shall negotiate in good faith to resolve any disagreements they have with respect to the matters specified in the Company Pre-Closing Notice of Disagreement. If PubCo and the Company are unable to negotiate in good faith to resolve such disagreements within five Business days after PubCo’s delivery of the Financing Certificate (or such other period as PubCo and the Company may mutually agree upon), then any remaining disagreements specified in the Company Pre-Closing Notice of Disagreement shall be referred to an independent auditor of recognized national standing jointly selected by PubCo and the Company. If PubCo and the Company are unable to jointly select an independent auditor within five (5) days, then either PubCo or the Company may thereafter request that the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by PubCo and the Company or such independent auditor selected by the AAA, as applicable, the “Accounting Firm”). PubCo and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Financing Certificate and the Company Pre-Closing Notice of Disagreement, and PubCo and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. PubCo and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disagreements specified in the Company Pre-Closing Notice of Disagreement and to discuss the issues relevant to such disagreement with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of PubCo and the Company. The determination of the Accounting Firm shall be limited to the disagreements specified in the Company Pre-Closing Notice of Disagreement and submitted to the Accounting Firm. The Accounting Firm shall be an expert and not an arbitrator and the Accounting Firm’s determination of such disagreements shall be made in writing delivered to each of PubCo and the Company, shall (together with the calculations in the Financing Certificate that are not subject to the disagreements set forth in the Company Pre-Closing Notice of Disagreement) be final and binding on PubCo and the Company, and shall be deemed to have been finally determined for purposes of this Agreement and to represent Financing Certificate for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section. The fees and expenses of the Accounting Firm shall be allocated between PubCo and the Company equally.

3.8. Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, PubCo, the Exchange Agent, and any other Person making a payment under this Agreement (each, a “Payor”), shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. Each Payor shall expend commercially reasonable efforts to (i) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation (including an Internal Revenue Service Form W-9 or other applicable Form) that may be necessary to obtain such exemptions, refunds, credits or other recovery and (ii) eliminate or minimize the amount of any such Tax deductions and withholdings. If any such withholding is so required in connection with any such payments (other than any withholding on compensatory amounts), the Payor required to so withhold shall use commercially reasonable efforts to provide written notice to the Person in respect of whom such withholding is required to be paid of the amounts to be deducted and withheld no later than five (5) days prior to such payment. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that the Payor provides to such Person evidence that such amounts have been paid to the applicable Tax authority or other Governmental Entity.

3.9. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Merger Sub, the officers, directors, managers, and members, as applicable (or their designees), of the Company are fully authorized in the name of the Company to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY GROUP

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by Company prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”); and (ii) as disclosed in the Parent SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports and applies to the Company or OpCo), excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, the Company, OpCo and, with respect to certain representations as expressly set forth below, Parent, hereby represent and warrant to PubCo and Merger Sub as follows:

4.1. Organization and Qualification.

(a) OpCo (i) is a company duly formed, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the Republic of South Africa and (ii) has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (ii) above, as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole. OpCo is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole. OpCo is not in violation of any of the provisions of its Governing Documents in any material respect.

(b) The Company (i) is a limited liability company duly formed, validly existing, and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the State of Delaware and (ii) has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (ii) above, as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole. The Company is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole. The Company is not in violation of any of the provisions of its Governing Documents in any material respect. No provision of the limited liability company agreement of the Company provides that the appraisal rights shall be available in connection with the Transactions.

(c) Parent (i) is a corporation duly incorporated, organized, validly existing, and in good standing under the laws of the State of Delaware and (ii) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Parent is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.

4.2. Company Subsidiaries.

(a) All of the Company Group’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Except as set forth in Section 4.2(a) of the Company Disclosure Letter, at the Effective Time, the Company will own, directly or indirectly, all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries and as set forth in Section 4.2(a) of the Company Disclosure Letter, as of the date of this Agreement, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person and is not party to any Contract to purchase any such interest (other than this Agreement) or to make any future investment in or capital contribution to any other entity. The Company may update Section 4.2(a) of the Company Disclosure Letter at any time prior to the Closing to reflect any changes thereto that result from actions taken after the execution of this Agreement to the extent such actions were not prohibited under Section 6.1.

(b) Each Company Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c) All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in material compliance with applicable Legal Requirements and the applicable Company Subsidiary’s respective Governing Documents.

(d) Except as may be set forth in the Governing Documents of any Company Subsidiary, or pursuant to any Contract (including any intercompany notes) between any Company Group member, on the one hand, and any other Company Group member, on the other hand, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Company Subsidiary is a party or by which it is bound obligating such Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such Company Subsidiary or obligating such Company Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

4.3. Capitalization of the Company.

(a) Section 4.3(a) of the Company Disclosure Letter sets forth the number, class, and series of Company Units outstanding, together with the name of each registered holder as of the date hereof. As of the date hereof, Parent has been duly admitted as, and is, the sole member of the Company.

(b) Except for (i) the Current Company Operating Agreement, (ii) this Agreement, and (iii) as disclosed on Section 4.3(b) of the Company Disclosure Letter, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is authorized or outstanding, and (B) there is no commitment by the Company or its Subsidiaries to issue equity securities, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries (other than repurchases, redemptions or other acquisitions of any such capital stock or other equity security from directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, consulting or subscription agreement, in each case, in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement) or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security.

(c) All issued and outstanding Company Units are (i) duly authorized, validly issued, fully paid, and non-assessable (in each case, to the extent that such concepts are applicable) and (ii) not subject to any preemptive rights created by statute, the Company’s Governing Documents or any Contract to which the Company is a party. All issued and outstanding Company Units were issued in compliance with applicable Legal Requirements.

(d) There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Company Group member.

(e) All distributions, dividends, repurchases, and redemptions (if any), in respect of the equity securities of the Company were undertaken in material compliance with the Company’s Governing Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Legal Requirements.

(f) Except as set forth in the Company’s Governing Documents, this Agreement, or any agreement granting equity or equity-based compensation awards, as well as the agreements set forth in Section 4.3(f) of the Company Disclosure Letter, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Company Group member is a party or by which any Company Group member is bound with respect to any ownership interests of the applicable Company Group member.

(g) Except as set forth in Section 4.3(g) of the Company Disclosure Letter and as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any Company Group member are issuable and no rights in connection with any shares, warrants, options or other securities of any Company Group member accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h) Except as set forth in Section 4.3(h) of the Company Disclosure Letter, as of the date of this Agreement, no Company Group member has any indebtedness for borrowed money, other than to any other member of the Company Group.

(i) Immediately prior to the Effective Time, all issued and outstanding Company Units and Company Warrants will be comprised solely of (1) Company Units and Company Warrants sold in the Company Investment pursuant to the Subscription Agreement executed concurrently with this Agreement at a price of (A) $6.57 per Company Unit and (B) $6.57 less $0.0001 per Company Warrant, respectively, (2) Company Units and Company Warrants sold in the Company Investment pursuant to any Subscription Agreements executed subsequently to the execution of this Agreement at a price per Company Unit or Company Warrant of at least (A) $6.57 per Company Unit and (B) $6.57 less $0.0001 per Company Warrant, respectively, and (3) Class B Units issued to Parent in respect of the Contribution reflecting a valuation of OpCo of $364,635,000 which is obtained by multiplying 55,500,000 Class B Units by $6.57 per Class B Unit.

4.4. Authority Relative to this Agreement. Company and OpCo (together, the “Company Parties” and each, a “Company Party”) and Parent each have or will have all requisite corporate or other organizational power and authority to: (a) execute, deliver, and perform this Agreement and the other Transaction Agreements to which such Company Party or Parent is or will as of the Closing be a party, and each ancillary document that such Company Party or Parent has executed or delivered or is to execute or deliver pursuant to this Agreement prior to the Closing; (b) carry out its obligations hereunder and thereunder; and (c) consummate the Transactions. The execution and delivery by the Company Parties and Parent of this Agreement and the other Transaction Agreements to which it is a party (or to which, as of the Closing, it will be a party) and the consummation by such Company Party and Parent of the Transactions have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all requisite action on the part of such Company Party and Parent, and no other proceedings on the part of Parent or any Company Party are necessary to authorize this Agreement or to consummate the Transactions. This Agreement and the other Transaction Agreements to which Parent or any Company Party is a party have been (or, in the case of any Transaction Agreements to be entered into by such Company Party or Parent after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by such Company Party or Parent and, assuming the due authorization, execution, and delivery thereof by the other parties thereto, constitute (or, in the case of any Transaction Agreements to be entered into by such Company Party or Parent after the date of this Agreement, will constitute) the legal and binding obligations of Parent or the applicable Company Party, enforceable against Parent or such Company Party in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, forbearance or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforcement Exceptions”).

4.5. No Conflict; Required Filings and Consents.

(a) Except as listed on Section 4.5(b) of the Company Disclosure Schedule, assuming receipt of the Required Regulatory Approval, the execution and delivery by the Company Parties and Parent of this Agreement and the other Transaction Agreements to which such Company Party or Parent is a party do not (or, in the case of any Transaction Agreements to be entered into by such Company Party or Parent after the date of this Agreement, will not), the performance of this Agreement and the other Transaction Agreements to which such Company Party or Parent is, or as of the Closing will be a party, by the applicable Company Party or Parent will not, and the consummation of the Transactions will not: (i) conflict with or violate any Company Party’s or Parent’s Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair the Company’s or any of its Subsidiaries’ rights or, in a manner adverse to the Company Group, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the material properties or material assets of the Company Group pursuant to, any Company Material Contracts, except, with respect to the foregoing clauses (ii) and (iii) as has not had and would not reasonably be expected to be material to the Company Group, taken as a whole.

(b) Except as listed on Section 4.5(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by each Company Party or Parent, or the other Transaction Agreements to which such Company Party or Parent is a party, does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions and the transactions contemplated by the other Transaction Agreements will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Certificate of Merger in accordance with the DLLCA; (ii) the filing of the Registration Statement and any other applicable requirements, if any, of the Securities Act, the Exchange

Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which any Company Group member is licensed or qualified to do business; (iii) the Required Regulatory Filings and the Required Regulatory Approvals; (iv) the filing and approval of a listing application by PubCo with NASDAQ with respect to PubCo Common Stock to be issued as the Merger Consideration; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.6. Compliance; Material Permits.

(a) Except as set forth in Section 4.6 of the Company Disclosure Letter, (i) the Company Group is in compliance with and, since the Reference Date, has been in compliance with all applicable Legal Requirements with respect to the conduct, ownership and operation of its business, except for failures to comply or violations which, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not, to the Knowledge of the Company, reasonably be expected to be material to the Company Group, taken as a whole, (ii) no written or, to the Knowledge of the Company, oral notice, of non-compliance with any applicable Legal Requirement has been received by the Company Group from a Governmental Entity since the Reference Date.

(b) Each member of the Company Group holds all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Material Permits”) necessary to carry out the regulated activities for which it has obtained authorization, to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted in all material respects. Each Material Permit held by the Company Group is valid, binding and in full force and effect in all material respects. As of the date of this Agreement, except as set forth in Section 4.6 of the Company Disclosure Letter, none of the Company Group (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Material Permit or (ii) has received any written notice from a Governmental Entity that has issued any such Material Permit that it intends to cancel, terminate, modify or not renew any such Material Permit, except in the case of the foregoing clauses (i) and (ii) as would not, individually, or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.

4.7. Financial Statements.

(a) The Company has made available to PubCo true and complete copies of: (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2025 and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years then ended (the “Financial Statements”). The Financial Statements: (A) present fairly, in all material respects, the financial position of the Company Group, as of the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended; (B) have been prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); and (C) were prepared from the books and records of the Company Group.

(b) The Company has established and maintained a system of internal controls that are sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the Company Group is being executed and made only in accordance with appropriate authorizations of management of the Company and (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. To the Company’s Knowledge, there is no “material weakness” in the internal controls over financial reporting of the Company Group.

4.8. No Undisclosed Liabilities. The Company Group has no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with GAAP, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements or in the notes thereto; (b) liabilities arising in the ordinary course of business of the Company or any of its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.

4.9. Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed in the Financial Statements, since the Reference Date through the date of this Agreement, (a) the Company Group has conducted its business in the ordinary course of business, except as required by applicable Legal Requirements and (b) there has not been any Company Material Adverse Effect.

4.10. Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, as of the date of this Agreement, other than as set forth in the Financial Statements or in Section 4.10 of the Company Disclosure Letter, there is: (a) no Legal Proceeding pending or, to the Knowledge of the Company, threatened, or to the Knowledge of the Company, any investigation, against any Company Group member or any of its properties or assets, or any of the directors or executive officers of any Company Group member with regard to their actions as such, and to the Knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of the Company, threatened audit, examination or investigation by any Governmental Entity against any of the Company Group or any of their respective properties or assets, or any of the directors or officers of any of the Company Group with regard to their actions as such, and to the Knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending or threatened Legal Proceeding or, to the Knowledge of the Company, investigation, by any Company Group member against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any Company Group member; and (e) no Order imposed or, to the Knowledge of the Company, threatened to be imposed upon any Company Group member or any of its respective properties or assets, or any of the directors or executive officers of any Company Group member with regard to their actions as such. There is no pending or, to the Knowledge of the Company, threatened Legal Proceeding challenging or seeking to enjoin, alter or materially delay the Transactions.

4.11. Employee Benefit Plans.

(a) Schedule 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Company Group Employee Benefit Plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) is an equity plan or form award agreement that provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan not required to be maintained, sponsored or contributed to by applicable Legal Requirements. The Company Group has, to the extent permitted by applicable Legal Requirements, provided PubCo with a copy of any employment agreement with a current employee with annual base salary in excess of $350,000.

(b) As of the date of this Agreement, each Company Group Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirements. As of the date of this Agreement, no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Group Employee Benefit Plan that would result in any liability that is material to the Company Group, taken as a whole.

(c) Except as would not result in any liability that is material to the Company Group, taken as a whole, each Company Group Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify, and any trusts intended to be exempt from U.S. federal income taxation under the provisions of Section 401(a) of the Code are so exempt and, to the Knowledge of the Company, nothing has occurred with respect to the operation of the Company Group Employee Benefit Plans that would reasonably be expected to cause the denial or loss of such qualification or exemption.

(d) No member of the Company Group or any of its respective ERISA Affiliates has at any time in the past six (6) years sponsored or been obligated to contribute to, or had any liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) As of the date of this Agreement, none of the Company Group Employee Benefit Plans provides for, and the Company Group has no material liability in respect of, any material post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements.

(f) As of the date of this Agreement, with respect to any Company Group Employee Benefit Plan, no actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending or, to the Knowledge of the Company, threatened against any Employee Benefit Plan or against any fiduciary thereof with respect thereto that could reasonably result in any liability that is material to the Company Group, taken as a whole.

(g) Except as could not reasonably result in any material liability to the Company Group, taken as a whole, all contributions, reserves or premium payments required to be made or accrued to the Company Group Employee Benefit Plans have been timely made or accrued in all material respects.

(h) Except that could not reasonably result in any liability that is material to the Company Group, taken as a whole, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or its Subsidiaries under any Company Group Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of the Company or its Subsidiaries under any Company Group Employee Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries under any Company Group Employee Benefit Plan.

(i) The Company maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) As of the date of this Agreement, with respect to each Company Group Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States, including all pension, health, medical, welfare, benefit and other employment plans, whether pre or post-retirement plans (each, a “Foreign Plan”), except that could not reasonably result in any liability that is material to the Company Group, taken as a whole, (i) each such Foreign Plan is in compliance with the applicable Legal Requirement of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) there are no pending investigations by any Governmental Entity involving such Foreign Plan, and no pending Legal Proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (iii) all employer and employee contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made, (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing, (v) each such Foreign Plan required to be fully funded or fully insured or fully accrued in the financial statements of any Company Group member, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, (vi) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory and administrative authorities and is approved by any applicable taxation authorities to the extent such approval is available, (vii) no Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements and (viii) the consummation of the Transactions will not by itself be reasonably expected to create or otherwise result in any liability with respect to such Foreign Plan.

4.12. Labor Matters.

(a) No member of the Company Group is a party to or bound by any labor agreement, collective bargaining agreement or other labor Contract applicable to current employees of any Company Group member. No employees of the Company Group is represented by any labor union, labor organization, or works council with respect to their employment with the Company Group. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed or made since the Reference Date that resulted in a material liability to the Company Group, taken as a whole. Since the Reference Date, there have been no labor organizing activities involving any Company Group member or with respect to any employees of the Company Group or, to the Knowledge of the Company, threatened by any labor organization, work council or group of employees.

(b) Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting the Company Group involving any employee or former employee of, or other individual who provided services to, any Company Group member.

(c) As of the date of this Agreement, none of the Company’s officers or Key Employees has given written notice to any Company Group member of any intent to terminate his, her or their employment with the Company. The Company Group is in compliance with and since the Reference Date have been in compliance with, and, to the Knowledge of the Company, each of their employees is in compliance with and since the Reference Date has been in compliance with, the terms of any employment, nondisclosure or restrictive covenant agreements between any Company Group member and such employees, in each case except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group taken as a whole.

(d) Each member of the Company Group has complied and is in compliance in all material respects with all employee-related notification, information, consultation, co-determination and bargaining obligations arising under any applicable collective bargaining agreement or Legal Requirement.

(e) To the Knowledge of the Company, no written notice or written complaint from or on behalf of any present or former employee of, or worker or independent contractor to, any Company Group member has been received by any Company Group member since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer, director or Key Employee of any Company Group member.

(f) Except as disclosed on Section 4.12(f) of the Company Disclosure Letter, since the Reference Date through the date of this Agreement, there have been no material Legal Proceedings against the Company Group pending or, to the Knowledge of the Company, threatened in writing that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any Company Group member. Since the Reference Date, no Company Group has received any written notice of intent by any Governmental Entity responsible for the enforcement of labor and employment Legal Requirement to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor Legal Requirement or employment practice of any Company Group member. Each member of the Company Group is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (the “WARN Act”), collective bargaining, immigration and work eligibility, benefits, social benefits contributions, severance pay, pension, privacy issues, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax.

(g) There has been no “mass layoff,” “plant closing” or other similar event under the WARN Act with respect to any Company Group member since the Reference Date, and the Transactions will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act.

(h) To the Knowledge of the Company, as of the date of this Agreement, no member of the Company Group is liable for any arrears of wages or penalties with respect thereto, except in each case as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group taken as a whole. All amounts that the Company Group is legally or contractually required either (i) to deduct from the employees’ salaries and/or to transfer to the employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance; or (ii) to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been duly deducted, transferred, withheld and paid, and the Company Group does not have any outstanding obligations to make any such withholding or payment, other than (A) with respect to an open payroll period or (B) as would not result in material liability to the Company Group, taken as whole.

4.13. Real Property; Tangible Property.

(a) No member of the Company Group currently owns any real property or has, since the Reference Date, owned any real property.

(b) Section 4.13(b)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each material real property lease to which any Company Group member is a party as of the date of this Agreement (the “Company Real Property Leases”). Except as set forth on Section 4.13(b)(ii) of the Company Disclosure Letter, and except for each Company Real Property Lease that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole: (x) each Company Real Property Lease is in full force and effect and represents a legal, valid and binding obligation of the applicable Company Group member party thereto (in each case, other than any Company Real Property Lease that terminates or expires in accordance with its terms after the date of this Agreement) and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto (subject in each case to the Enforcement Exceptions), (y) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a material breach of or default under, any Company Real Property Lease, and (z) as of the date of this Agreement, no party to any Company Real Property Lease has given any written notice of any claim of any such breach, default or event.

4.14. Taxes.

(a) All material Tax Returns required to be filed by or on behalf of each member of the Company Group have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of each Company Group member (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b) Each member of the Company Group has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Company’s Knowledge is there any) against any Company Group member which has not been paid or resolved.

(d) No material Tax audit or other examination of any Company Group member by any Governmental Entity is presently in progress, nor has the Company been notified in writing of any (nor to the Company’s Knowledge is there any) request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) on any of the assets of the Company Group.

(f) Each member of the Company Group has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Company Group in the ordinary course of business.

(g) No member of the Company Group: (i) has any liability for the Taxes of another Person (other than another Company Group member) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Parent or the Company.

(h) No member of the Company Group: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.

(i) Each member of the Company Group is registered for the purposes of sales Tax, use Tax, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, in each case in all material respects, and has complied in all material respects with all Legal Requirements relating to such Taxes.

(j) No member of the Company Group has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(k) No member of the Company Group will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

(l) Within the last five (5) years, no claim has been made in writing (nor to the Company’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any Company Group member does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(m) No member of the Company Group has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or resident for purposes of such country’s Tax.

(n) The consummation of the Transactions will not, either alone or in combination with another event, result in any “excess parachute payment” to any Company Group officer, director or other service provider under Section 280G of the Code. No Company Group plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written, provides for a Tax gross-up, make-whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

4.15. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company Group is and has since the Reference Date been in compliance with all Environmental Laws;

(b) neither the Company nor its Subsidiaries are party to any unresolved, pending or, to the Knowledge of the Company, threatened Legal Proceeding arising under or related to Environmental Laws; and

(c) to the Knowledge of the Company, no conditions currently exist with respect to any valid, binding and enforceable leasehold interest under each of the each of the real property leases under which it is a party as of the date of this Agreement as a lessee that would reasonably be expected to result in any member of the Company Group incurring liabilities or obligations under Environmental Laws.

4.16. Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all of the following Intellectual Property that is owned by, and material to, the Company Group: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “Company Registered Intellectual Property”); and (v) material unregistered Trademarks. All of the Owned Intellectual Property is valid and subsisting and, to the Knowledge of the Company, enforceable in all material respects. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each material item of the Company Registered Intellectual Property.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property and has, to the Knowledge of the Company, a license, sublicense or otherwise possesses legally enforceable rights to use all other material Intellectual Property used in the conduct of the businesses of the Company Group as presently conducted, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property when used within the scope of the applicable Inbound Licenses include all of the Intellectual Property necessary for each of the Company Group to conduct its business as currently conducted in all material respects.

(c) To the Knowledge of the Company, since the Reference Date, the Owned Intellectual Property and the conduct of the businesses of the Company Group has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property, and no such claims have been made in writing against any third party by any member of the Company Group since the Reference Date.

(d) Since the Reference Date, except as set forth in Section 4.16(d) of the Company Disclosure Letter, there has been no action pending against any member of the Company Group and the Company has not received since the Reference Date any written notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any member of the Company Group is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party; or (ii)

contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property. None of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(e) Except as would not be expected to have a Company Material Adverse Effect, no past or present director, officer, employee, consultant or independent contractor of any member of the Company Group owns (or has any claim or any right (whether or not currently exercisable)) to any ownership interest in or to other rights in any Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Company Group). Each of the past and present directors, officers, employees, consultants and independent contractors of any member of the Company Group who are or were engaged in creating or developing any Owned Intellectual Property for the Company Group has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all Trade Secrets of such member of the Company Group (or of another Person and held by such member of the Company Group) in confidence both during and for certain periods after such Person’s employment or retention, as applicable; (ii) presently assigned to such member of the Company Group all of such Person’s rights, title and interest in and to all such Owned Intellectual Property created or developed for such member of the Company Group in the course of such Person’s employment or retention thereby; and (iii) agreed to waive all moral rights such Person may have in any such work which such Person created or authored for such member of the Company Group in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, no such Person is in violation of any such agreement. As of the date of this Agreement, there are no pending or, to the Company’s Knowledge, threatened, claims from current or former directors, employees or contractors of a member of the Company Group in any jurisdiction for compensation or remuneration for inventions invented, copyright works created or any similar claim.

(f) Each member of the Company Group, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material Trade Secrets included in the Owned Intellectual Property (or owned by another Person and held by such member of the Company Group). To the Knowledge of the Company, no Trade Secret that is material to the business of the Company Group has been disclosed to any member of the Company Group’s past or present employees or any other Person, other than as subject to an agreement restricting the disclosure and use of such Trade Secret, and to the Knowledge of the Company, there is no uncured breach by any employee or Person under any such agreement.

(g) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any Owned Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of any member of the Company Group who contributed to the creation or development of any material Owned Intellectual Property was performing services for a Governmental Entity or any university, college, research institute or other educational institution related to the Company Group’s businesses during a period of time during which such employee, consultant or independent contractor was also performing services for any member of the Company Group.

(h) Each member of the Company Group, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the Company Group Software. No source code for any Company Group Software has been delivered, licensed or made available, and no member of the Company Group has any duty or obligation to deliver, license or make available any such source code, to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of the Company Group subject to confidentiality obligations to the Company Group with respect to such source code.

(i) To the Knowledge of the Company, the Company Group Software does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could (i) materially disrupt or materially and adversely affect the functionality of the Company Group Software, or (ii) enable or assist any Person to access without authorization, any Company Group member Software, except for access disclosed in the documentation of such member of the Company Group Software.

(j) The Company or one of its Subsidiaries owns, or has a valid right to access and use pursuant to a written agreement (which, for the avoidance of doubt, shall include standard click-through agreements), all computer systems, including the Software, hardware, networks, interfaces, platforms and related systems, databases, websites and equipment, used by any Company Group member to process, store, maintain and operate data, information and functions that are material to and used in connection with the businesses of the Company Group (collectively, the “Company IT Systems”). The Company IT Systems are sufficient for the operation of the businesses of the Company Group as currently conducted. Since the Reference Date, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company IT Systems that have caused or, to the Knowledge of the Company, could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company IT Systems or the conduct of the business of the Company Group. To the Knowledge of the Company, the

Company IT Systems do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could (i) materially disrupt or materially and adversely affect the functionality of the Company IT Systems, or (ii) enable or assist any Person to access without authorization, any Company IT Systems, except for access disclosed in the documentation of such Company IT Systems.

(k) The Company Group has not incorporated any Open Source Software in, or used any Open Source Software in connection with, any Company Group Software developed, licensed, distributed, used or otherwise exploited by any member of the Company Group in a manner that requires the contribution, licensing or disclosure to any third party of any material portion of any proprietary Company Group source code or that would otherwise transfer the rights of ownership in any Owned Intellectual Property of the Company Group to any Person. The Company Group is in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the business of the Company Group, including notice obligations.

(l) The execution and delivery of this Agreement by the Company Group and the consummation of the Transactions will not: (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any agreement relating to any Owned Intellectual Property or Licensed Intellectual Property; (ii) result in or require the grant, assignment or transfer to any other Person (other than PubCo or any of its Affiliates) of any license or other right or interest under, to or in any Owned Intellectual Property; or (iii) cause a loss or impairment of any Owned Intellectual Property or Licensed Intellectual Property.

4.17. Privacy.

(a) Each member of the Company Group has since the Reference Date at all times (in the case of any such Person, during the time such Person was acting for or on behalf of such member of the Company Group and as applicable to such member of the Company Group) complied in all material respects with: (i) all applicable Privacy Laws; (ii) each Company Group member’s applicable policies regarding the processing of Personal Information; and (iii) each Company Group member’s applicable contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. None of the Company Group members has, since the Reference Date, (A) received any written claims of, nor has any member of the Company Group been charged with, a violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information or (B) been subject to any threatened, in writing, investigations, notices or requests from any Governmental Entity in relation to their data processing activities. None of the Company Group members is in material violation of its applicable privacy policies, rules or notices (including its own). None of the disclosures made or contained in the Company Group’s applicable privacy policies or other disclosures of the Company Group has been misleading or deceptive or in violation of any applicable laws in any material respect.

(b) Each member of the Company Group has, as applicable, since the Reference Date, (i) implemented and maintained appropriate and commercially reasonable safeguards, which safeguards are consistent with practices in the industry in which the applicable Company Group operates, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure, and (ii) except as could not result in any material liability to the Company Group, taken as a whole, entered into data protection agreements as mandated by applicable Privacy Laws with all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company Group that obligate such Persons to comply with applicable Privacy Laws and to take appropriate steps to protect and secure Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure. To the Knowledge of the Company, any third party who has provided Personal Information to the Company Group has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) Except as set forth in Section 4.17(c) of the Company Disclosure Letter, to the Knowledge of the Company, since the Reference Date through the date of this Agreement, (i) there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company Group or collected, used or processed by or on behalf of the Company Group, and (ii) none of the Company Group members has provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Information since the Reference Date. Each member of the Company Group has implemented, consistent with practices in the industry in which the Company Group operates, disaster recovery and business continuity plans, and taken actions consistent with such plans to safeguard the data and Personal Information in its possession or control.

4.18. Agreements, Contracts and Commitments.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” means each of the following Contracts to which a member of the Company Group is a party as of the date of this Agreement, in each case, other than any Company Group Employee Benefit Plan or Company Group Real Property Lease:

(i) each Contract that involved the expenditure or receipt by the Company Group of more than $2,000,000 in the aggregate during the twelve-month period ending on December 31, 2025 or would involve the expenditure or receipt by Company Group of more than $2,000,000 in the aggregate in the twelve-month period ending December 31, 2026;

(ii) any Contract that purports to limit in any material respect (A) the localities in which the Company Group’s businesses may be conducted, (B) any Company Group member from engaging in any line of business or (C) any Company Group member from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any member of the Company Group from soliciting customers or employees;

(iii) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any member of the Company Group;

(iv) any Contract for or relating to any borrowing of money by or from the Company in excess of $1,000,000 (excluding any intercompany arrangements solely between or among any member of the Company Group);

(v) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company Group would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any other Person;

(vi) any Contracts relating to the sale of any operating business of any Company Group member or the acquisition by any Company Group member of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $1,000,000 and for which any Company Group member has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(vii) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(viii) any material Contract under which any member of the Company Group: (A) licenses Intellectual Property from any third party (an “Inbound License”), other than Incidental Inbound Licenses; or (B) licenses Intellectual Property to any third party (other than (1) non-disclosure or confidentiality agreements or any other Contract that includes confidentiality provisions entered into in the ordinary course of business whereby any member of the Company Group provides another Person a limited, non-exclusive right to access or use Trade Secrets and (2) other non-exclusive licenses granted to suppliers, vendors, distributors or customers in the ordinary course of business); and

(ix) any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b) Except for each Company Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Company Group member party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto (subject in each case to the Enforcement Exceptions). Neither the applicable Company Group member nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a breach of or default under, any Company Material Contract, and, as of the date of this Agreement, no party to any Company Material Contract has given any written notice (i) of any claim of any such breach, default or event or (ii) that it intends to cease doing business with any Company Group member or materially decrease the volume of business that it presently conducts with any Company Group member. True, correct and complete copies of all Company Material Contracts have been made available to PubCo.

4.19. Insurance. The Company Group maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) covering all material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect. To the Knowledge of the Company, the coverages provided by such Insurance Policies are usual and customary in amount and scope for the Company Group’s business and operations as concurrently conducted, and sufficient to comply with any insurance required to be maintained by Company Material Contracts. No written notice of cancellation or termination has been received by any Company Group member with respect to any of the effective Insurance Policies. There is no pending material claim by any Company Group member against any insurance carrier under any of the existing Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.20. Transactions with Related Parties. Except (a) the Employee Benefit Plans, (b) Contracts relating to labor and employment matters set forth in the Company Disclosure Letter or that are entered into after the date of this Agreement to the extent no Company Group was prohibited from entering into such Contract by Section 6.1, (c) Contracts between or among the Company Group, (d) indemnification agreements between or among any director or officer of any member of the Company Group, on the one hand, and any member of the Company Group, on the other hand, (e) employee confidentiality and invention assignment agreements, (f) Contracts entered into on an arm’s-length basis and in the ordinary course of business between any member of the Company Group, on the one hand, and a Company Member, on the other hand, (g) the payment of salary, bonuses and other compensation for services rendered, and (h) any Contract related to any Person’s ownership of Company Units or other securities of any member of the Company Group, none of the Company Group members is party to any Contract with any (i) present or former officer or director of the Company Group, or a member of his or her immediate family, or (ii) Affiliate of the Company Group.

4.21. Information Supplied. The information relating to Parent and the Company Group to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will not, on the date of filing thereof or the date that it is first mailed to the PubCo Stockholders, as applicable, or at the time of the PubCo Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made with respect to the information that has been or will be supplied by PubCo or Merger Sub or any of its Representatives for inclusion in the Registration Statement or the Proxy Statement/Prospectus or any projections or forecasts included therein.

4.22. Anti-Bribery; Anti-Corruption. Since the Reference Date, none of the Company Group or, to the Knowledge of the Company, any member of the Company Group’s respective directors, officers, employees or any other Persons, in each case, acting on their behalf, at their direction or for their benefit, has, in connection with the operation of the business of the Company Group, and in each case in all material respects, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., the United Kingdom Bribery Act 2010, OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the UN Convention against Corruption, United States Currency, Foreign Transactions Reporting Act of 1970, or any other applicable anti-corruption or anti-bribery Legal Requirements (the “Anti-Corruption Laws”). No member of the Company Group or any member of the Company Group’s respective directors, officers or, to the Knowledge of the Company, any member of the Company Group’s respective employees or any other Persons acting on their behalf, at their direction or for their benefit, and in each case in all material respects, (i) is or has been the subject of an unresolved claim or allegation by a Governmental Entity, relating to (A) any potential violation of applicable Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. Since the Reference Date, the Company Group has had and maintained a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and applicable Anti-Corruption Laws.

4.23. International Trade; Sanctions.

(a) Since the Reference Date, the Company Group, the Company Group’s respective directors, officers, Affiliates and, to the Knowledge of the Company, any member of the Company Group’s respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the Company Group, and in each case in all material respects: (i) have been in compliance with all applicable Customs & International Trade Laws; (ii) have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Company Group, including the Customs & International Trade Authorizations; (iii) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (iv) have not received any actual or, to the Knowledge of the Company, threatened claims, investigations or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws. The Company Group has in place adequate controls and systems reasonably designed to ensure compliance with applicable Customs & International Trade Laws in each of the jurisdictions in which the Company Group or any of their respective Affiliates is incorporated or does business.

(b) None of the Company Group members or any member of the Company Group’s respective directors, officers or, to the Knowledge of the Company, any member of the Company Group’s respective Affiliates, employees or any other Persons acting on their behalf is or has been since the Reference Date, a Sanctioned Person. Since the Reference Date, the Company Group and the Company Group’s respective directors, officers or, to the Knowledge of the Company, any member of the Company Group’s respective Affiliates, employees or any other Persons acting on their behalf have, in connection with the operation of the business of the Company Group, been in material compliance with any applicable Sanctions. Since the Reference Date, (i) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any member of the Company Group or any of their respective directors, officers or, to the Knowledge of the Company, any member of the Company Group’s respective employees or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by a Company Group with respect to the Company Group’s or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The Company Group has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions.

4.24. Company Investment.

(a) The Company has delivered to PubCo true, correct and complete copies of all definitive agreements related to the Company Investment, including the Subscription Agreement, pursuant to which the Subscriber (as defined in the Subscription Agreement) party thereto has agreed, subject to the terms and conditions set forth therein, to purchase Company Units at a price per unit of at least $6.57 and/or Company Warrants at a price of at least $6.57 less $0.0001 per Company Warrant. The Subscription Agreement has not been amended or modified following the date of this Agreement, no such amendment or modification is contemplated, and the respective obligations and commitments contained in the Subscription Agreement have not been withdrawn or rescinded in any respect.

(b) The Subscription Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of the Company, and, to the Knowledge of the Company, each of the Subscriber. There are no conditions precedent or other contingencies related to the funding of the full amount of the Company Investment, other than as expressly set forth in the Subscription Agreement. No event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Company or, to the Knowledge of the Company, any Purchaser under the Subscription Agreement. The Company has no reason to believe that any of the conditions to the Company Investment as contemplated by the Subscription Agreement will not be satisfied.

4.25. Brokers. Except as set forth on Section 4.25 of the Company Disclosure Letter, the Company Group does not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any Company Group member.

4.26. Takeover Laws Inapplicable. No “moratorium,” “control share acquisition,” “business combination,” “fair price,” or other form of anti-takeover Legal Requirement is applicable to the Merger and the other Transactions.

4.27. Disclaimer of Other Warranties. EACH OF PARENT AND THE COMPANY PARTIES HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V OR IN ANY OTHER TRANSACTION AGREEMENT, NEITHER PUBCO NOR MERGER SUB NOR ANY AFFILIATE OR REPRESENTATIVE OF PUBCO OR MERGER SUB HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT OR THE COMPANY PARTIES OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PUBCO OR MERGER SUB OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS, OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY PUBCO OR MERGER SUB IN ARTICLE V OR BY PUBCO, MERGER SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES IN ANY OTHER TRANSACTION AGREEMENT, NONE OF PUBCO, MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IS MAKING OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (A) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT, THE COMPANY PARTIES, THEIR SUBSIDIARIES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES BY OR ON BEHALF OF PUBCO OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (B) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (C) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PUBCO, MERGER SUB, OR THEIR RESPECTIVE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT AND THE COMPANY PARTIES HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON, AND EACH OF PARENT AND THE COMPANY PARTIES HEREBY EXPRESSLY DISCLAIMS RELIANCE ON, ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION AGREEMENTS. EACH OF PARENT AND THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PUBCO, MERGER SUB, AND THEIR RESPECTIVE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION, EACH OF PARENT AND THE COMPANY PARTIES HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF PUBCO AND MERGER SUB EXPRESSLY SET FORTH IN THIS AGREEMENT AND THOSE EXPRESSLY SET FORTH IN THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.26, CLAIMS AGAINST PUBCO WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD (AS DEFINED HEREIN).

Article V
REPRESENTATIONS AND WARRANTIES OF PubCo AND MERGER SUB

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by PubCo and Merger Sub to Parent and the Company prior to or in connection with the execution and delivery of this Agreement (the “PubCo Disclosure Letter”); and (ii) as disclosed in the PubCo SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such PubCo SEC Reports), excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, PubCo and Merger Sub represents and warrants to Parent and the Company as follows:

5.1. Organization and Qualification.

(a) PubCo is duly incorporated, validly existing, and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the State of Delaware. PubCo has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (ii) above, as would not, individually or in the aggregate, reasonably be expected to be material to the PubCo Group, taken as a whole. PubCo is duly qualified or licensed to do business in each jurisdiction in which it is conducting its business, or where the operation, ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the PubCo Group, taken as a whole. PubCo is not in violation of any of the provisions of its Governing Documents in any material respect.

(b) Merger Sub (i) is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and (ii) has all requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (ii) above, as would not, individually or in the aggregate, reasonably be expected to be material to the PubCo Group, taken as a whole. Merger Sub is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the PubCo Group, taken as a whole. Complete and correct copies of the Governing Documents of Merger Sub, as currently in effect, have been made available to the Company. Merger Sub is not in violation of any of the provisions of its Governing Documents in any material respect. No provision of the limited liability company agreement of Merger Sub provides that appraisal rights shall be available in connection with the Transactions.

5.2. PubCo Subsidiaries.

(a) PubCo’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation, formation, or organization, as applicable, are listed on Section 5.2(a) of the PubCo Disclosure Letter (the “PubCo Subsidiaries”). Except as set forth in Section 5.2(a) of the PubCo Disclosure Letter, PubCo owns, directly or indirectly, all of the outstanding equity securities of the PubCo Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the PubCo Subsidiaries and as set forth in Section 5.2(a) of the PubCo Disclosure Letter, as of the date of this Agreement, PubCo does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person and is not party to any Contract to purchase any such interest (other than this Agreement) or to make any future investment in or capital contribution to any other entity.

(b) Each PubCo Subsidiary (other than Merger Sub, which is addressed in Section 5.1(b)) is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to give rise to, individually or in the aggregate, a PubCo Material Adverse Effect. Each PubCo Subsidiary (other than Merger Sub, which is addressed in Section 5.1(b)) is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a PubCo Material Adverse Effect. No PubCo Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c) All issued and outstanding shares of capital stock, limited liability company interests, and equity interests of each PubCo Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in material compliance with applicable Legal Requirements and the applicable PubCo Subsidiary’s respective Governing Documents.

(d) Except as may be set forth in the Governing Documents of any PubCo Subsidiary, or pursuant to any Contract (including any intercompany notes) between any PubCo Group member, on the one hand, and any other PubCo Group member, on the other hand, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any PubCo Subsidiary is a party or by which it is bound obligating such PubCo Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such PubCo Subsidiary or obligating such PubCo Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e) Merger Sub has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person. Merger Sub does not have any assets or properties of any kind other than those incident to its formation, organization, and this Agreement and the other Transaction Agreements, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Merger. All outstanding Merger Sub Units are owned by PubCo, free and clear of all Liens (other than Permitted Liens). PubCo has been duly admitted as, and is, the sole member of Merger Sub.

5.3. PubCo Capitalization.

(a) Except as set forth Section 5.3(a) of the PubCo Disclosure Letter, the PubCo Outstanding Shares is 2,128,840 (such amount, and amounts set forth in such Section 5.3(a) of the PubCo Disclosure Letter, as adjusted for the Reverse Stock Split, if consummated).

(b) Section 5.3(b) of the PubCo Disclosure Letter sets forth the number, class and series of PubCo equity securities issued and outstanding, together with the name of each registered holder thereof.

(c) Except for (i) this Agreement, the other Transaction Agreements, and (ii) as disclosed on Section 5.3(c) of the PubCo Disclosure Letter, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of PubCo or any of its Subsidiaries is authorized or outstanding, and (B) there is no commitment by PubCo or its Subsidiaries to issue equity securities, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of PubCo or its Subsidiaries (other than repurchases, redemptions or other acquisitions of any such capital stock or other equity security from directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, consulting or subscription agreement, in each case, in accordance with the PubCo’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement) or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security.

(d) All outstanding PubCo Common Stock are and will be, (i) duly authorized, validly issued, fully paid and non-assessable (in each case, to the extent that such concepts are applicable) and (ii) not subject to any preemptive rights created by statute, PubCo’s Governing Documents or any Contract to which PubCo is a party. All outstanding PubCo Common Stock were, and will be, issued in compliance in all material respects with applicable Legal Requirements.

(e) There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any PubCo Group member.

(f) All distributions, dividends, repurchases, and redemptions (if any), in respect of the capital stock (or other equity interests) of PubCo were undertaken in material compliance with the PubCo’s Governing Documents then in effect, any agreement to which the PubCo then was a party, and in compliance with applicable Legal Requirements.

(g) Except as set forth in PubCo’s Governing Documents, this Agreement, the other Transaction Agreements, or any agreement granting equity or equity-based compensation awards, as well as the agreements set forth in Section 5.3(g) of the PubCo Disclosure Letter, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any PubCo Group member is a party or by which any PubCo Group member is bound with respect to any ownership interests of the applicable PubCo Group member.

(h) Except as set forth in Section 5.3(h) of the PubCo Disclosure Letter and as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any PubCo Group member are issuable and no rights in connection with any shares, warrants, options or other securities of any PubCo Group member accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(i) Except as set forth in Section 5.3(i) of the PubCo Disclosure Letter, as of the date of this Agreement, no PubCo Group member has any indebtedness for borrowed money, other than to any other member of the PubCo Group.

5.4. Authority Relative to this Agreement. PubCo has the requisite corporate power and authority to: (a) execute and deliver this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) subject to PubCo Board approval of the amendments to the certificate of incorporation reflecting the Reverse Stock Split Factors approved by the Board, the final PubCo A&R Certificate of Incorporation, and the final form of Assumed Warrants, and the obtainment of PubCo Stockholder Approval of the PubCo Stockholder Matters, perform under this Agreement and the other Transaction Agreements to which it is a party, carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Merger). The execution and delivery by PubCo of this Agreement and the other Transaction Agreements to which it is a party, and, subject to the obtainment of PubCo Stockholder Approval of the PubCo Stockholder Matters, the consummation by PubCo of the Transactions (including the Merger) have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all necessary corporate action on the part of PubCo, and, other than the obtainment of PubCo Stockholder Approval of the PubCo Stockholder Matters, no other proceedings on the part of PubCo are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated thereby. This Agreement and the other Transaction Agreements to which PubCo is a party have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by PubCo and, assuming the due authorization, execution and delivery hereof and thereof by the other parties thereto, constitute the legal and binding obligations of PubCo enforceable against it in accordance with their terms (subject to the Enforcement Exceptions).

5.5. No Conflict; Required Filings and Consents.

(a) Subject to obtainment of PubCo Stockholder Approval of the PubCo Stockholder Matters, the execution and delivery by PubCo of this Agreement or the other Transaction Agreements to which it is a party do not (or, in the case of any Transaction Agreements to be entered into by PubCo after the date of this Agreement, will not), the performance of this Agreement and the other Transaction Agreements to which such PubCo is or as of the Closing will be a party will not, and the consummation of the Transactions, shall not: (i) conflict with or violate its Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair its rights or alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the material properties or material assets of PubCo pursuant to, any Contracts, except, with respect to the foregoing clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a PubCo Material Adverse Effect.

(b) The execution and delivery of this Agreement by PubCo, or the other Transaction Agreements to which PubCo is a party, does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions and the transactions contemplated thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Certificate of Merger in accordance with the DLLCA; (ii) the filing of the Registration Statement and any other applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which any PubCo Group member is licensed or qualified to do business; (iii) the filing and approval of a listing application by the PubCo with Nasdaq with respect to PubCo Common Stock to be issued as the Merger Consideration; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a PubCo Material Adverse Effect.

5.6. Compliance; Material Permits.

(a) Since the Reference Date, PubCo has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the Reference Date, to the Knowledge of PubCo, no investigation or review by any Governmental Entity with respect to PubCo has been pending or threatened. No written or, to the Knowledge of PubCo, oral notice of non-compliance with any applicable Legal Requirements has been received by PubCo. PubCo is in possession of all Material Permits necessary to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted in all material respects. Each Material Permit held by PubCo is valid, binding and in full force and effect in all material respects.

(b) PubCo (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Material Permit necessary to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects, or (ii) has not received any notice from a Governmental Entity that has issued any such Material Permit that it intends to cancel, terminate, modify or not renew any such Material Permit, except in the case of the foregoing clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to be material to PubCo.

5.7. PubCo Listing. PubCo Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq Capital Market (“NASDAQ”) under the symbol “NDRA”. Other than has been disclosed in the PubCo SEC Reports, there is no Legal Proceeding or investigation pending or, to the Knowledge of PubCo, threatened in writing against PubCo by the NASDAQ or the SEC with respect to any intention by NASDAQ or the SEC to deregister PubCo Common Stock or to terminate the listing of PubCo Common Stock on the NASDAQ. None of PubCo or any of its Affiliates has taken any action in an attempt to terminate the registration of PubCo Common Stock under the Exchange Act.

5.8. PubCo SEC Reports and Financial Statements.

(a) PubCo has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by PubCo with the SEC under the Exchange Act or the Securities Act since the Reference Date, together with any exhibits, amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “PubCo SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional PubCo SEC Reports”). All PubCo SEC Reports, Additional PubCo SEC Reports, any correspondence from or to the SEC and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic

Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. PubCo has made available to the Company true, correct, and complete copies of all amendments and modifications that have not been filed by PubCo with the SEC to all agreements, documents, and other instruments that previously had been filed by PubCo with the SEC and are currently in effect. The PubCo SEC Reports were, and the Additional PubCo SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The PubCo SEC Reports did not, and the Additional PubCo SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct in all material respects. Each director and executive officer of PubCo has filed with the SEC all statements required with respect to PubCo by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.8, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NASDAQ, so long as copies thereof are publicly available.

(b) The financial statements of PubCo contained or incorporated by reference in the PubCo SEC Reports, including all notes and schedules thereto, and the financial statements of PubCo that will be contained or incorporated by reference in any Additional PubCo SEC Report, including all notes and schedules thereto, (i) complied (and, in the case of the financial statements of PubCo to be contained in or to be incorporated by reference in the Additional PubCo SEC Reports, will comply) in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, (ii) were prepared (and, in the case of the financial statements of PubCo to be contained in or to be incorporated by reference in the Additional PubCo SEC Reports, will be prepared) in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Securities Act) and (iii) fairly present (and, in the case of the financial statements of PubCo to be contained in or to be incorporated by reference in the Additional PubCo SEC Reports, will fairly present), in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of PubCo as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (x) GAAP; and (y) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. PubCo has no off-balance sheet arrangements that are not disclosed in the PubCo SEC Reports. Each of the financial statements of PubCo included or incorporated by reference in the PubCo SEC Reports were derived from the books and records of PubCo and each of the financial statements of PubCo that will be included or incorporated by reference in the Additional PubCo SEC Reports will be derived from the books and records of PubCo, in each case, which books and records are, in all material respects, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices.

(c) To the Knowledge of PubCo, neither the SEC nor any other Governmental Entity is conducting any investigation or review of any PubCo SEC Reports or Additional PubCo SEC Reports. No notice of any SEC review or investigation of PubCo or PubCo SEC Reports or Additional PubCo SEC Reports has been received by PubCo.

(d) Since January 1, 2020, PubCo has timely filed all Certifications with respect to any of PubCo SEC Reports or Additional PubCo SEC Reports. As used in this Section 5.8(d), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) Other than as has been disclosed in the PubCo SEC Reports, PubCo has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Other than as has been disclosed in the PubCo SEC Reports, PubCo maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

5.9. No Undisclosed Liabilities. The PubCo Group has no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with GAAP, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the PubCo SEC Reports; (b) liabilities arising in the ordinary course of business of PubCo or any of its Subsidiaries since the date of the most recent balance sheet included in the PubCo SEC Reports; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the PubCo Group, taken as a whole.

5.10. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the Reference Date, there has not been: (a) any PubCo Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of PubCo’s capital stock, or any purchase, redemption or other acquisition by PubCo of any of PubCo’s capital stock or any other securities of PubCo or any options, warrants, calls or rights to acquire any such shares or other securities (c) other than the Reverse Stock Split, any split, combination or reclassification of any of PubCo’s capital stock; (c) any material change by PubCo in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or Legal Requirements; or (d) any change in the auditors of PubCo; or (e) any sale of assets of PubCo other than in the ordinary course of business.

5.11. Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a PubCo Material Adverse Effect, there is: (a) no pending or, to the Knowledge of PubCo, threatened Legal Proceeding, or to the Knowledge of PubCo, any investigation, against PubCo or any of its properties or assets, or any of the directors or officers of PubCo with regard to their actions as such, and to the Knowledge of PubCo, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of PubCo, threatened audit, examination or investigation by any Governmental Entity against PubCo or any of its properties or assets, or any of the directors or officers of PubCo with regard to their actions as such, and to the Knowledge of PubCo, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending or threatened Legal Proceeding by PubCo against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on PubCo; and (e) no Order imposed or, to the Knowledge of PubCo, threatened to be imposed upon PubCo or any of its respective properties or assets, or any of the directors or officers of PubCo with regard to their actions as such. There is no pending or, to the Knowledge of PubCo, threatened Legal Proceeding challenging or seeking to enjoin, alter or materially delay the Transactions.

5.12. Employee Benefit Plans.

(a) Schedule 5.12(a) of the PubCo Disclosure Letter sets forth a true, correct and complete list of each material Employee Benefit Plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) is an equity plan or form award agreement that provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan not required to be maintained, sponsored or contributed to by applicable Legal Requirements. The PubCo Group has, to the extent permitted by applicable Legal Requirements, provided the Company with a copy of any employment agreement with a current employee with annual base salary in excess of $350,000.

(b) As of the date of this Agreement, each Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirements. As of the date of this Agreement, no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan that would result in any liability that is material to the PubCo Group, taken as a whole.

(c) Except as would not result in any liability that is material to the PubCo Group, taken as a whole, each Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify, and any trusts intended to be exempt from U.S. federal income taxation under the provisions of Section 401(a) of the Code are so exempt and, to the Knowledge of PubCo, nothing has occurred with respect to the operation of the Employee Benefit Plans that would reasonably be expected to cause the denial or loss of such qualification or exemption.

(d) No PubCo Group member or any of its respective ERISA Affiliates has at any time in the past six (6) years sponsored or been obligated to contribute to, or had any liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) As of the date of this Agreement, none of the Employee Benefit Plans provides for, and the PubCo Group has no material liability in respect of, any material post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements.

(f) As of the date of this Agreement, with respect to any Employee Benefit Plan, no actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending or, to the Knowledge of PubCo, threatened against any Employee Benefit Plan or against any fiduciary thereof with respect thereto that could reasonably result in any liability that is material to the PubCo Group, taken as a whole.

(g) Except as could not reasonably result in any material liability to the PubCo Group, taken as a whole, all contributions, reserves or premium payments required to be made or accrued to the Employee Benefit Plans have been timely made or accrued in all material respects.

(h) Except that could not reasonably result in any liability that is material to the PubCo Group, taken as a whole, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of PubCo or its Subsidiaries under any Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of PubCo or its Subsidiaries under any Employee Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of PubCo or its Subsidiaries under any Employee Benefit Plan.

(i) The PubCo maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) As of the date of this Agreement, with respect to each Employee Benefit Plan of the PubCo Group subject to the Legal Requirements of any jurisdiction outside the United States, including all pension, health, medical, welfare, benefit and other employment plans, whether pre or post-retirement plans (each, a “Foreign Plan”), except that could not reasonably result in any liability that is material to the PubCo Group, taken as a whole, (i) each such Foreign Plan is in compliance with the applicable Legal Requirement of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) there are no pending investigations by any Governmental Entity involving such Foreign Plan, and no pending Legal Proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (iii) all employer and employee contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made, (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of PubCo, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing, (v) each such Foreign Plan required to be fully funded or fully insured or fully accrued in the financial statements of any PubCo Group member, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, (vi) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory and administrative authorities and is approved by any applicable taxation authorities to the extent such approval is available, (vii) no Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements and (viii) the consummation of the Transactions will not by itself be reasonably expected to create or otherwise result in any liability with respect to such Foreign Plan.

5.13. Labor Matters.

(a) As of the date of this Agreement, the PubCo Group has 4 employees.

(b) No PubCo Group member is a party to or bound by any labor agreement, collective bargaining agreement or other labor Contract applicable to current employees of any PubCo Group member. No employees of the PubCo Group are represented by any labor union, labor organization, or works council with respect to their employment with the PubCo Group. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of PubCo, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed or made since the Reference Date that resulted in a material liability to the PubCo Group, taken as a whole. Since the Reference Date, there have been no labor organizing activities involving any PubCo Group member or with respect to any employees of the PubCo Group or, to the Knowledge of PubCo, threatened by any labor organization, work council or group of employees.

(c) Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of PubCo, threatened against or affecting the PubCo Group involving any employee or former employee of, or other individual who provided services to, any PubCo Group member.

(d) As of the date of this Agreement, none of the PubCo’s officers or Key Employees has given written notice to any PubCo Group member of any intent to terminate his, her or their employment with PubCo. The PubCo Group is in compliance with and since the Reference Date has been in compliance with, and, to the Knowledge of PubCo, each of their employees is in compliance with and since the Reference Date has been in compliance with, the terms of any employment, nondisclosure or restrictive covenant agreements between any PubCo Group member and such employees, in each case except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the PubCo Group taken as a whole.

(e) Each PubCo Group member has complied and is in compliance in all material respects with all employee-related notification, information, consultation, co-determination and bargaining obligations arising under any applicable collective bargaining agreement or Legal Requirement.

(f) To the Knowledge of PubCo, no written notice or written complaint from or on behalf of any present or former employee of, or worker or independent contractor to, any PubCo Group member has been received by any PubCo Group member since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer, director or Key Employee of any PubCo Group member.

(g) Except as disclosed on Section 5.13(g) of the PubCo Disclosure Letter, since the Reference Date through the date of this Agreement, there have been no material Legal Proceedings against the PubCo Group pending or, to the Knowledge of PubCo, threatened in writing that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any PubCo Group member. Since the Reference Date, no PubCo Group member has received any written notice of intent by any Governmental Entity responsible for the enforcement of labor and employment Legal Requirement to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor Legal Requirement or employment practice of any PubCo Group member. Each PubCo Group is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, wages and hours, the WARN Act, collective bargaining, immigration and work eligibility, benefits, social benefits contributions, severance pay, pension, privacy issues, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax.

(h) There has been no “mass layoff,” “plant closing” or other similar event under the WARN Act with respect to any PubCo Group member since the Reference Date, and the Transactions will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act.

(i) To the Knowledge of PubCo, as of the date of this Agreement, no PubCo Group member is liable for any arrears of wages or penalties with respect thereto, except in each case as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the PubCo Group taken as a whole. All amounts that the PubCo Group is legally or contractually required either (i) to deduct from the employees’ salaries and/or to transfer to the employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance; or (ii) to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been duly deducted, transferred, withheld and paid, and the PubCo Group does not have any outstanding obligations to make any such withholding or payment, other than (A) with respect to an open payroll period or (B) as would not result in material liability to the PubCo Group, taken as whole.

5.14. Real Property; Tangible Property.

(a) No PubCo Group member currently owns any real property or has, since the Reference Date, owned any real property.

(b) Section 5.14(b)(i) of the PubCo Disclosure Letter sets forth a true, correct and complete list of each material real property lease to which any PubCo Group member is a party as of the date of this Agreement (the “PubCo Real Property Leases”). Except as set forth on Section 5.14(b)(ii) of the PubCo Disclosure Letter, and except for each PubCo Real Property Lease that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would, individually or in the aggregate, reasonably be expected to be material to the PubCo Group, taken as a whole: (x) each PubCo Real Property Lease is in full force and effect and represents a legal, valid and binding obligation of the applicable PubCo Group party thereto (in each case, other than any PubCo Real Property Lease that terminates or expires in accordance with its terms after the date of this Agreement) and, to the Knowledge of PubCo, represents a legal, valid and binding obligation of the counterparties thereto (subject in each case to the Enforcement Exceptions), (y) neither PubCo nor, to the Knowledge of PubCo, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a material breach of or default under, any PubCo Real Property Lease, and (z) as of the date of this Agreement, no party to any PubCo Real Property Lease has given any written notice of any claim of any such breach, default or event.

5.15. Taxes.

(a) All material Tax Returns required to be filed by or on behalf of PubCo have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of PubCo (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b) PubCo has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of PubCo is there any) against PubCo which has not been paid or resolved.

(d) No material Tax audit or other examination of PubCo by any Governmental Entity is presently in progress, nor has PubCo been notified in writing of (nor to the Knowledge of PubCo is there any) any request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of PubCo.

(f) PubCo has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the financial statements of PubCo included in the PubCo SEC Reports, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of PubCo in the ordinary course of business.

(g) PubCo (i) does not have any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); and (iii) has not ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes.

(h) PubCo has not: (i) consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.

(i) PubCo is registered for the purposes of sales Tax, use Tax, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, in each case in all material respects, and has complied in all material respects with all Legal Requirements relating to such Taxes.

(j) PubCo has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(k) PubCo will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

(l) Since the Reference Date, no claim has been made in writing (nor to PubCo’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which PubCo does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(m) PubCo does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized or resident for purposes of such country’s Tax.

(n) The consummation of the Transactions will not, either alone or in combination with another event, result in any “excess parachute payment” to any PubCo officer, director or other service provider under Section 280G of the Code. No PubCo plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written, provides for a Tax gross-up, make-whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

5.16. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a PubCo Material Adverse Effect:

(a) the PubCo Group is and has since the Reference Date been in compliance with all Environmental Laws;

(b) neither PubCo nor its Subsidiaries are party to any unresolved, pending or, to the Knowledge of PubCo, threatened Legal Proceeding arising under or related to Environmental Laws; and

(c) to the Knowledge of PubCo, no conditions currently exist with respect to any valid, binding and enforceable leasehold interest under each of the each of the real property leases under which it is a party as of the date of this Agreement as a lessee that would reasonably be expected to result in any of the PubCo Group incurring liabilities or obligations under Environmental Laws.

5.17. Intellectual Property.

(a) Section 5.17(a) of the PubCo Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all of the following Intellectual Property that is owned by, and material to, the PubCo Group: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “PubCo Registered Intellectual Property”); and (v) material unregistered Trademarks. All of the Owned Intellectual Property is valid and subsisting and, to the Knowledge of PubCo, enforceable in all material respects. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each material item of the PubCo Registered Intellectual Property.

(b) PubCo or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property and has, to the Knowledge of PubCo, a license, sublicense or otherwise possesses legally enforceable rights to use all other material Intellectual Property used in the conduct of the businesses of the PubCo Group as presently conducted, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property when used within the scope of the applicable Inbound Licenses include all of the Intellectual Property necessary for each of the PubCo Group to conduct its business as currently conducted in all material respects.

(c) To the Knowledge of PubCo, since the Reference Date, the Owned Intellectual Property and the conduct of the businesses of the PubCo Group has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person. To the Knowledge of PubCo, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property, and no such claims have been made in writing against any third party by any member of the PubCo Group since the Reference Date.

(d) Since the Reference Date, except as set forth in Section 5.17(d) of the PubCo Disclosure Letter, there has been no action pending against any member of the PubCo Group and PubCo has not received since the Reference Date any written notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any member of the PubCo Group is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party; or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property. None of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(e) No past or present director, officer, employee, consultant or independent contractor of any member of the PubCo Group owns (or has any claim or any right (whether or not currently exercisable)) to any ownership interest in or to other rights in any Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the PubCo Group). Each of the past and present directors, officers, employees, consultants and independent contractors of any member of the PubCo Group who are or were engaged in creating or developing any Owned Intellectual Property for the PubCo Group has executed and delivered a written agreement, pursuant to which such Person has except as would not reasonably be expected to have a PubCo Material Adverse Effect: (i) agreed to hold all Trade Secrets of such member of the PubCo Group (or of another Person and held by such member of the PubCo Group) in confidence both during and for certain periods after such Person’s employment or retention, as applicable; (ii) presently assigned to such member of the PubCo Group all of such Person’s rights, title and interest in and to all such Owned Intellectual Property created or developed for such member of the PubCo Group in the course of such Person’s employment or retention thereby; and (iii) agreed to waive all moral rights such Person may have in any such work which such Person created or authored for such member of the PubCo Group in the course of such Person’s employment or retention thereby. To the Knowledge of PubCo, no such Person is in violation of any such agreement. As of the date of this Agreement, there are no pending or, to PubCo’s Knowledge, threatened, claims from current or former directors, employees or contractors of a member of the PubCo Group in any jurisdiction for compensation or remuneration for inventions invented, copyright works created or any similar claim.

(f) Each member of the PubCo Group, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material Trade Secrets included in the Owned Intellectual Property (or owned by another Person and held by such member of the PubCo Group). To the Knowledge of PubCo, no Trade Secret that is material to the business of the PubCo Group has been disclosed to any member of the PubCo Group’s past or present employees or any other Person, other than as subject to an agreement restricting the disclosure and use of such Trade Secret, and to the Knowledge of PubCo, there is no uncured breach by any employee or Person under any such agreement.

(g) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any Owned Intellectual Property. To the Knowledge of PubCo, no current or former employee, consultant or independent contractor of any member of the PubCo Group who contributed to the creation or development of any material Owned Intellectual Property was performing services for a Governmental Entity or any university, college, research institute or other educational institution related to the PubCo Group’s businesses during a period of time during which such employee, consultant or independent contractor was also performing services for any member of the PubCo Group.

(h) Each member of the PubCo Group, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the PubCo Group Software. No source code for any PubCo Group Software has been delivered, licensed or made available, and no member of the PubCo Group has any duty or obligation to deliver, license or make available any such source code, to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of the PubCo Group subject to confidentiality obligations to the PubCo Group with respect to such source code.

(i) To the Knowledge of the Company, the PubCo Group Software does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could (i) materially disrupt or materially and adversely affect the functionality of the PubCo Group Software, or (ii) enable or assist any Person to access without authorization, any PubCo Group Software, except for access disclosed in the documentation of such member of the PubCo Group Software.

(j) PubCo or one of its Subsidiaries owns, or has a valid right to access and use pursuant to a written agreement (which, for the avoidance of doubt, shall include standard click-through agreements), all computer systems, including the Software, hardware, networks, interfaces, platforms and related systems, databases, websites and equipment, used by any PubCo Group member to process, store, maintain and operate data, information and functions that are material to and used in connection with the businesses of the PubCo Group (collectively, the “PubCo IT Systems”). The PubCo IT Systems are sufficient for the operation of the businesses of the PubCo Group as currently conducted. Since the Reference Date, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such PubCo IT Systems that have caused or, to the Knowledge of PubCo, could reasonably be expected to result in the substantial disruption or interruption in or to the use of PubCo IT Systems or the conduct of the business of the PubCo Group. To the Knowledge of PubCo, the PubCo IT Systems do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could (i) materially disrupt or materially and adversely affect the functionality of the PubCo IT Systems, or (ii) enable or assist any Person to access without authorization, any PubCo IT Systems, except for access disclosed in the documentation of such PubCo IT Systems.

(k) The PubCo Group has not incorporated any Open Source Software in, or used any Open Source Software in connection with, any PubCo Group Software developed, licensed, distributed, used or otherwise exploited by any member of the PubCo Group in a manner that requires the contribution, licensing or disclosure to any third party of any material portion of any proprietary PubCo Group source code or that would otherwise transfer the rights of ownership in any Owned Intellectual Property of the PubCo Group to any Person. The PubCo Group is in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the PubCo Group, including notice obligations.

(l) The execution and delivery of this Agreement by the PubCo Group and the consummation of the Transactions will not: (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any agreement relating to any Owned Intellectual Property or Licensed Intellectual Property; (ii) result in or require the grant, assignment or transfer to any other Person (other than PubCo or any of its Affiliates) of any license or other right or interest under, to or in any Owned Intellectual Property; or (iii) cause a loss or impairment of any Owned Intellectual Property or Licensed Intellectual Property.

5.18. Privacy.

(a) Each member of the PubCo Group has since the Reference Date at all times (in the case of any such Person, during the time such Person was acting for or on behalf of such member of the PubCo Group and as applicable to such member of the PubCo Group) complied in all material respects with: (i) all applicable Privacy Laws; (ii) each PubCo Group member’s applicable policies regarding the processing of Personal Information; and (iii) each PubCo Group member’s applicable contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. None of the PubCo Group members has, since the Reference Date, (A) received any written claims of, nor has any member of the PubCo Group been charged with, a violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information or (B) been subject to any threatened, in writing, investigations, notices or requests from any Governmental Entity in relation to their data processing activities. None of the PubCo Group members is in material violation of its applicable privacy policies, rules or notices (including its own). None of the disclosures made or contained in the PubCo Group’s applicable privacy policies or other disclosures of the PubCo Group has been misleading or deceptive or in violation of any applicable laws in any material respect.

(b) Each member of the PubCo Group has, as applicable, since the Reference Date, (i) implemented and maintained appropriate and commercially reasonable safeguards, which safeguards are consistent with practices in the industry in which the applicable Company Group operates, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure, and (ii) except as could not result in any material liability to the PubCo Group, taken as a whole, entered into data protection agreements as mandated by applicable Privacy Laws with all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the PubCo Group that obligate such Persons to comply with applicable Privacy Laws and to take appropriate steps to protect and secure Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure. To the Knowledge of PubCo, any third party who has provided Personal Information to the PubCo Group has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) Except as set forth in Section 5.18(c) of the PubCo Disclosure Letter, to the Knowledge of PubCo, since the Reference Date through the date of this Agreement, (i) there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the PubCo Group or collected, used or processed by or on behalf of the PubCo Group, and (ii) none of the PubCo Group members has provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Information since the Reference Date. Each member of the PubCo Group has implemented, consistent with practices in the industry in which the PubCo Group operates, disaster recovery and business continuity plans, and taken actions consistent with such plans to safeguard the data and Personal Information in its possession or control.

5.19. Agreements, Contracts and Commitments.

(a) Section 5.19(a) of the PubCo Disclosure Letter sets forth a true, correct and complete list of each PubCo Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “PubCo Material Contract” means each of the following Contracts to which a member of the PubCo Group is a party as of the date of this Agreement, in each case, other than any Employee Benefit Plan or PubCo Real Property Lease:

(i) each Contract that involved the expenditure or receipt by the PubCo Group of more than $50,000 in the aggregate during the twelve-month period ending on December 31, 2025 or would involve the expenditure or receipt by the PubCo Group of more than $50,000 in the aggregate in the twelve-month period ending December 31, 2026;

(ii) any Contract that purports to limit in any material respect (A) the localities in which the PubCo Group’s businesses may be conducted, (B) any PubCo Group member from engaging in any line of business or (C) any PubCo Group member from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any member of the PubCo Group from soliciting customers or employees;

(iii) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any member of the PubCo Group;

(iv) any Contract for or relating to any borrowing of money by or from PubCo in excess of $25,000 (excluding any intercompany arrangements solely between or among any member of the PubCo Group);

(v) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the PubCo Group would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any other Person;

(vi) any Contracts relating to the sale of any operating business of any PubCo Group member or the acquisition by any PubCo Group member of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $25,000 and for which any PubCo Group member has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(vii) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(viii) any material Contract under which any member of the PubCo Group: (A) licenses Intellectual Property from any third party (aka Inbound Licenses), other than Incidental Inbound Licenses; or (B) licenses Intellectual Property to any third party (other than (1) non-disclosure or confidentiality agreements or any other Contract that includes confidentiality provisions entered into in the ordinary course of business whereby any member of the PubCo Group provides another Person a limited, non-exclusive right to access or use Trade Secrets and (2) other non-exclusive licenses granted to suppliers, vendors, distributors or customers in the ordinary course of business); and

(ix) any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b) Except for each PubCo Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, each PubCo Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable PubCo Group member party thereto and, to the Knowledge of PubCo, represents a legal, valid and binding obligation of the counterparties thereto (subject in each case to the Enforcement Exceptions). Neither the applicable PubCo Group member nor, to the Knowledge of PubCo, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a breach of or default under, any PubCo Material Contract, and, as of the date of this Agreement, no party to any PubCo Material Contract has given any written notice (i) of any claim of any such breach, default or event or (ii) that it intends to cease doing business with any PubCo Group member or materially decrease the volume of business that it presently conducts with any PubCo Group member. True, correct and complete copies of all PubCo Material Contracts have been made available to PubCo.

5.20. Insurance. The PubCo Group maintains Insurance Policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors covering all material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect. To the Knowledge of PubCo, the coverages provided by such Insurance Policies are usual and customary in amount and scope for the PubCo Group’s business and operations as concurrently conducted, and sufficient to comply with any insurance required to be maintained by PubCo Material Contracts. No written notice of cancellation or termination has been received by any PubCo Group member with respect to any of the effective Insurance Policies. There is no pending material claim by any PubCo Group member against any insurance carrier under any of the existing Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

5.21. Affiliate Transactions. Except as described in the PubCo SEC Reports under the heading “Related Party Transactions”, no Contract between PubCo, on the one hand, and any of the present or former directors, officers, employees or Affiliates of PubCo (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

5.22. Information Supplied. The information relating to PubCo and Merger Sub to be supplied by or on behalf of PubCo and Merger Sub for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement/Prospectus will not, on the date of filing thereof or the date it is first mailed to PubCo Stockholders, as applicable, or at the time of the PubCo Special Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement and the Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by PubCo and Merger Sub with respect to the information that has been or will be supplied by Parent or the Company or any of its Representatives for inclusion in the Registration Statement and the Proxy Statement/Prospectus or any projections or forecasts to be included therein.

5.23. Board Approval; Stockholder Vote. The PubCo Board (including any required committee or subcommittee of the PubCo Board) has unanimously: (a) determined that the Merger is fair to, and in the best interests of, PubCo and the PubCo Stockholders; (b) approved this Agreement, the Merger, and the other Transactions; and (c) determined to recommend that the PubCo Stockholders vote to approve the PubCo Stockholder Matters. Other than the obtainment of PubCo Stockholder Approval of the PubCo Stockholder Matters, no other corporate proceedings on the part of PubCo is necessary to approve the consummation of the Transactions.

5.24. State Takeover Statutes Inapplicable. No “moratorium,” “control share acquisition,” “business combination,” “fair price,” or other form of anti-takeover Legal Requirement is applicable to the Merger and the other Transactions, including with respect to the Voting Agreements. If any “moratorium,” “control share acquisition,” “business combination,” “fair price,” or other form of anti-takeover Legal Requirement becomes applicable to, the Merger and the other Transactions, PubCo shall take all such lawful action as is as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other Transactions.

5.25. Anti-Bribery; Anti-Corruption. Since the Reference Date, none of the PubCo Group or, to the Knowledge of PubCo, any member of the PubCo Group’s respective directors, officers, employees or any other Persons, in each case, acting on their behalf, at their direction or for their benefit, has, in connection with the operation of the business of the PubCo Group, and in each case in all material respects, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., the United Kingdom Bribery Act 2010, OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the UN Convention against Corruption, United States Currency, Foreign Transactions Reporting Act of 1970, or any other applicable anti-corruption or anti-bribery Legal Requirements (aka, Anti-Corruption Laws). No member of the PubCo Group or any member of the PubCo Group’s respective directors, officers or, to the Knowledge of PubCo, any member of the PubCo Group’s respective employees or any other Persons acting on their behalf, at their direction or for their benefit, and in each case in all material respects, (i) is or has been the subject of an unresolved claim or allegation by a Governmental Entity, relating to (A) any potential violation of applicable Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. Since the Reference Date, the PubCo Group has had and maintained a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and applicable Anti-Corruption Laws.

5.26. International Trade; Sanctions.

(a) Since the Reference Date, the PubCo Group, the PubCo Group’s respective directors, officers, Affiliates and, to the Knowledge of PubCo, any member of the PubCo Group’s respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the PubCo Group, and in each case in all material respects: (i) have been in compliance with all applicable Customs & International Trade Laws; (ii) have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the PubCo Group, including the Customs & International Trade Authorizations; (iii) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (iv) have not received any actual or, to the Knowledge of PubCo, threatened claims, investigations or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws. The PubCo Group has in place adequate controls and systems reasonably designed to ensure compliance with applicable Customs & International Trade Laws in each of the jurisdictions in which the PubCo Group or any of their respective Affiliates is incorporated or does business.

(b) None of the PubCo Group members or any member of the PubCo Group’s respective directors, officers or, to the Knowledge of PubCo, any member of the PubCo Group’s respective Affiliates, employees or any other Persons acting on their behalf is or has been since the Reference Date, a Sanctioned Person. Since the Reference Date, the PubCo Group and the PubCo Group’s respective directors, officers or, to the Knowledge of PubCo, any member of the PubCo Group’s respective Affiliates, employees or any other Persons acting on their behalf have, in connection with the operation of the business of the PubCo Group, been in material compliance with any applicable Sanctions. Since the Reference Date, (i) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any member of the PubCo Group or any of their respective directors, officers or, to the Knowledge of PubCo, any member of the PubCo Group’s respective employees or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by a Company Group with respect to the PubCo Group’s or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The PubCo Group has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions.

5.27. Brokers. Other than the Persons set forth in Section 5.27 of the PubCo Disclosure Letter, PubCo does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.

5.28. Disclaimer of Other Warranties. PUBCO AND MERGER SUB EACH HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NONE OF PARENT, THE COMPANY PARTIES, ANY OF THEIR RESPECTIVE SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PUBCO, MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT OR THE COMPANY PARTIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES, OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY PARENT AND THE COMPANY PARTIES IN ARTICLE IV OR BY PARENT OR THE COMPANY PARTIES IN ANY OTHER TRANSACTION AGREEMENT, NONE OF PARENT, THE COMPANY PARTIES, ANY OF THEIR RESPECTIVE SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES IS MAKING OR SHALL BE DEEMED TO HAVE MADE ANY

REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (A) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE BY OR ON BEHALF OF PARENT AND THE COMPANY PARTIES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (B) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (C) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET, OR SIMILAR ITEM RELATING TO ANY OF PARENT OR THE COMPANY PARTIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PUBCO AND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON, AND EACH OF PUBCO AND MERGER SUB HEREBY EXPRESSLY DISCLAIMS RELIANCE ON, ANY PROMISE, REPRESENTATION, OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION AGREEMENTS. EACH OF PUBCO AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT AND THE COMPANY GROUP AND THEIR RESPECTIVE BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION, EACH OF MERGER SUB AND PUBCO HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF PARENT AND THE COMPANY PARTIES EXPRESSLY SET FORTH IN THIS AGREEMENT AND THOSE EXPRESSLY SET FORTH IN THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 5.28, CLAIMS AGAINST PARENT OR THE COMPANY PARTIES WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD (AS DEFINED HEREIN).

Article VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1. Conduct of Business by the Company and the Company Subsidiaries.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company shall, and shall cause each of the Company Subsidiaries to carry on its business in the ordinary course consistent with past practice, except: (w) to the extent that PubCo shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed); (x) as required by applicable Legal Requirements or any Governmental Entity; (y) as expressly required, permitted, or contemplated by this Agreement or any of the other Transaction Agreements; or (z) as set forth in Section 6.1(a) of the Company Disclosure Letter. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.1(b) shall constitute a breach under this Section 6.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.1(b) and this Section 6.1(a).

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, except (w) to the extent that PubCo shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed); (x) as required by applicable Legal Requirements or any Governmental Entity; (y) as expressly required, permitted, or contemplated by this Agreement or any of the other Transaction Agreements; or (z) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(i) sell, assign, lease, sublease, exclusively license, exclusively sublicense, abandon, pledge, or otherwise transfer or dispose of or grant any right, title or interest in, to or under, any material assets (including material Owned Intellectual Property) of the Company or Opco, except (A) in the ordinary course of business or (B) any transaction between the Company or any of its direct or indirect wholly-owned Subsidiaries, on the one hand, and any other direct or indirect wholly-owned Subsidiary of the Company, on the other hand;

(ii) except for transactions solely among the Company and any of the Company Subsidiaries: (A) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities, or property) in respect of any capital stock or other equity security of any Company Group member (other than distributions made by any direct or indirect wholly-owned Subsidiaries of the Company to the Company or any of its other direct or indirect wholly-owned Subsidiaries), or split, combine, or reclassify any capital stock or other equity security of any Company Group member; (B) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any capital stock or other equity security of any Company Group member (other than repurchases, redemptions, or other acquisitions of any such capital stock or other equity security from directors, officers, employees, or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, consulting, or subscription agreement, in each case, in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (C) grant, issue or sell, or authorize the grant, issuance or sale of any capital stock or equity security of any Company Group member (other than any grants, issuances, or sales made to directors, officers, employees, or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, or subscription agreement, in each case, up to the total number of equity awards available under the Company’s equity award pool as of the date of this Agreement and in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);

(iii) amend its Governing Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business consistent with past practice;

(iv) voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public or otherwise dispose of material assets or properties of any of the Company or Opco, or agree to do any of the foregoing

(v) (A) make any loans to any Person other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business consistent with past practice; or (B) create, incur, assume, guarantee, or otherwise become liable for, any indebtedness for borrowed money incurred after the date hereof in excess of $50,000 other than (1) guarantees of any such indebtedness of any Subsidiaries of the Company or guarantees by any Subsidiaries of the Company of any such indebtedness of the Company, (2) any transaction between the Company or any of its direct or indirect wholly-owned Subsidiaries, on the one hand, and any other direct or indirect wholly-owned Subsidiary of the Company, on the other hand, and (3) indebtedness of the Company or any of its Subsidiaries with liquidity providers or payment processors that may be necessary for the operation of the business of any Company Group member;

(vi) except as required by GAAP (or any interpretation thereof) or to obtain compliance with PCAOB auditing standards or to upgrade its practices to those suitable for a public company, make any material change in accounting methods, principles or practices;

(vii) (A) make, change, or revoke any material Tax election; or (B) change (or request to change) any material method of accounting for Tax purposes, in each case other than in the ordinary course of business or required by an applicable Legal Requirement;

(viii) engage in any material new line of business, excluding any expansion (A) of any existing line of business or (B) into a new geographical region;

(ix) authorize, recommend, propose, or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution, or winding-up of the Company; or

(x) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(b)(i) through Section 6.1(b)(ix).

(c) Notwithstanding the generality of the foregoing, nothing set forth in Section 6.1(b) shall restrict Company’s rights to: (i) effectuate the Company Investment upon the terms set forth in the Subscription Agreement or (ii) enter into additional Subscription Agreements during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing; in each case in compliance with the covenants, representations and warranties set forth in Sections 4.3(i)(2), 4.24 and 6.4.

6.2. Conduct of Business by PubCo.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, PubCo shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice, except: (w) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed); (x) as required by applicable Legal Requirements or any Governmental Entity; (y) as expressly required, permitted, or contemplated by this Agreement or any of the other Transaction Agreements; or (z) as set forth in Section 6.2(a) of the PubCo Disclosure Letter. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.2(b) shall constitute a breach under this Section 6.2(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.2(b) and this Section 6.2(a).

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, except (w) as required by applicable Legal Requirements or any Governmental Entity; (x) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed); (y) as expressly required, permitted, or contemplated by this Agreement or any of the other Transaction Agreements; or (z) as set forth in Section 6.2(b) of the PubCo Disclosure Letter, PubCo shall not do any of the following:

(i) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities, or property) in respect of any capital stock, warrant or other equity security or split, combine, split or reclassify any capital stock, warrant or other equity security, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(ii) purchase, redeem, or otherwise acquire, directly or indirectly, any equity securities of PubCo, any of PubCo Subsidiaries, the Company or any of Company Subsidiaries;

(iii) acquire or establish any Subsidiary;

(iv) grant, issue, deliver, sell, authorize, pledge, or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities (other than any grants, issuances, or sales made to directors, officers, employees, or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, or subscription agreement, in each case, up to the total number of equity awards available under PubCo’s equity award pool as of the date of this Agreement and in accordance with PubCo’s Governing Document and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);

(v) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of PubCo (except for any Voting Agreement);

(vi) amend its Governing Documents (except as contemplated by the PubCo Stockholder Matters);

(vii) voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public or otherwise dispose of material assets or properties of PubCo or its Subsidiaries, or agree to do any of the foregoing;

(viii) (A) create, incur, assume, guarantee, or otherwise become liable for, any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; (C) make a loan or advance to, or capital contribution or investment in, any Person; or (D) enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;

(ix) except as required by GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles, or practices;

(x) (A) make, change or revoke any material Tax election; or (B) change (or request to change) any material method of accounting for Tax purposes, in each case other than in the ordinary course of business or required by an applicable Legal Requirement;

(xi) create any Liens on any material property or material assets of PubCo;

(xii) liquidate, dissolve, reorganize, or otherwise wind up the business or operations of PubCo;

(xiii) pay, distribute, or advance any assets or property to any of its officers, directors, stockholders or other Affiliates (other than its Subsidiaries) or enter into or amend any agreement with respect to the foregoing, other than regarding (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions or (B) reimbursement for reasonable expenses incurred in connection with PubCo or its Subsidiaries;

(xiv) hire any employee or adopt or enter into any employee benefit or compensatory plan, policy, program, agreement, trust or arrangement;

(xv) incur (or otherwise take any action that would reasonably be expected to incur) PubCo Transaction Costs in excess of the amount set forth on Section 6.2(b)(xiv) of the PubCo Disclosure Letter; or

(xvi) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(b)(i) through Section 6.2(b)(xiv).

(c) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the operations of PubCo prior to the Effective Time. Prior to the Effective Time, PubCo shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

6.3. Requests for Consent. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to one or more of the individuals (or such other individuals as PubCo may specify by notice to the Company) set forth on Section 6.3 of the PubCo Disclosure Letter specifically requesting consent under Section 6.1 shall constitute a valid request by the Company, and an e-mail from any such individual providing a consent in response to such request shall constitute a valid consent, for all purposes under Section 6.1 and (b) an e-mail from PubCo to one or more of the individuals (or such other individuals as the Company may specify by notice to PubCo) set forth on Section 6.3 of the Company Disclosure Letter specifically requesting consent under Section 6.2 shall constitute a valid request by PubCo, and an e-mail from any such individual providing a consent in response to such request shall constitute a valid consent, for all purposes under Section 6.2.

6.4. Company Investment.

(a) Subject to the terms and conditions of this Agreement, the Parties shall use commercially reasonable efforts to consummate the Company Investment on the terms and conditions described in the Subscription Agreement and satisfy the conditions to the Company Investment as described in the Subscription Agreement and shall not permit any termination, amendment, or modification to be made to, or any waiver of any provision under, or any replacement of, the Subscription Agreement if such termination, amendment, modification, waiver, or replacement (i) reduces the aggregate amount of the Company Investment or (ii) imposes new or additional conditions or otherwise expands, amends, or modifies any of the conditions to the receipt of the Company Investment, or otherwise expands, amends, or modifies any other provision of the Subscription Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Company Investment (or satisfaction of the conditions to the consummation of the Company Investment) at or substantially simultaneously with the Closing or (y) adversely impact the ability of a Party to enforce its rights against other parties to the Subscription Agreement. Each Party shall promptly deliver to the other Parties copies of any such termination, amendment, modification, waiver, or replacement.

(b) The Parties shall use commercially reasonable efforts to (i) maintain in effect the Subscription Agreement, (ii) enforce their respective rights under the Subscription Agreement, and (iii) comply with their respective obligations under the Subscription Agreement.

(c) Each Party shall give the other Parties prompt notice (i) of any breach or default by any party to the Subscription Agreement under the Subscription Agreement or related to the Company Investment, in each case, of which such Party becomes aware, (ii) of the receipt of any written notice or other written communication from any purchaser with respect to any (x) actual breach, default, termination, or repudiation by any party to any provisions of the Subscription Agreement or related to the Company Investment, or (y) material dispute or disagreement relating to the Subscription Agreement, the Company Investment, or the obligation to fund the Company Investment at or substantially simultaneously with the Closing, and (iii) if at any time, for any reason, the Company believes in good faith that it will not be able to obtain all or any portion of the Company Investment on the terms and conditions set forth in the Subscription Agreement or, in the manner or from the sources contemplated by the Subscription Agreement, the Company shall promptly provide information reasonably requested by the other Parties relating to the circumstances referred to in clauses (i), (ii), or (iii) of the immediately preceding sentence.

Article VII

ADDITIONAL AGREEMENTS

7.1. Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable following the execution and delivery of this Agreement, the Company and PubCo shall, in accordance with this Section 7.1, jointly prepare and PubCo shall file with the SEC a mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed by either PubCo or the Company, as applicable) (i) registration statement on Form S-4 (as such filing is amended or supplemented, the “Registration Statement”) for the purpose of registering under the Securities Act the offer and sale of PubCo Common Stock to be issued as the Merger Consideration, and (ii) proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the PubCo Stockholders relating to the PubCo Special Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), both of which shall comply as to form, in all material respects, with the provisions of the Securities Act and Exchange Act (as applicable), for the purposes of soliciting proxies from the PubCo Stockholders to vote at the PubCo Special Meeting in favor of the PubCo Stockholder Matters.

(b) Each of the Company and PubCo shall use their respective commercially reasonable efforts to (i) cause the Registration Statement (including the Proxy Statement/Prospectus), when filed, to comply in all material respects with all applicable Legal Requirements, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement (including the Proxy Statement/Prospectus), (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after the date on which the Registration Statement is initially filed with the SEC, and (iv) keep the Registration Statement effective for so long as necessary to complete the Merger.

(c) If, at any time prior to the PubCo Special Meeting, any information relating to PubCo or the Company, or any of their respective Affiliates, officers or directors, is discovered which is required to be set forth in an amendment or supplement to the Registration Statement so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly inform the other Party and each of PubCo and the Company shall cooperate reasonably in connection with preparing an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Legal Requirements, disseminating such information to the PubCo Stockholders.

(d) Parent, the Company, and PubCo shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act, and applicable “blue sky” laws. Parent, the Company and PubCo agree to use commercially reasonable efforts to promptly provide the other Party with all information in its possession concerning the business, management, operations and financial condition of such Party reasonably requested by the other Party for inclusion in the Registration Statement. Parent, the Company, and PubCo shall cause the officers and employees of such Party to be reasonably available, during normal business hours, to the other Party and its counsel, auditors and other advisors in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC.

7.2. PubCo Stockholder Approval.

(a) PubCo shall, prior to the Proxy Statement/Prospectus Clearance Date, set a record date that is mutually agreed upon by PubCo and the Company (the “PubCo Record Date”) for determining the PubCo Stockholders entitled to notice of and to vote at the PubCo Special Meeting. PubCo shall timely commence a “broker search” in accordance with Rule 14a-13 of the Exchange Act. Promptly following the Proxy Statement/Prospectus Clearance Date, PubCo shall file the definitive Proxy Statement/Prospectus with the SEC and cause the Proxy Statement/Prospectus to be mailed to each PubCo Stockholder of record as of the PubCo Record Date (such date on which the Proxy Statement/Prospectus is mailed to the PubCo Stockholders, the “Proxy Statement/Prospectus Mailing Date”).

(b) PubCo shall, as promptly as practicable following the Proxy Statement/Prospectus Clearance Date, duly call, give notice of, and hold a special meeting of the PubCo Stockholders for the purpose of obtaining the PubCo Stockholder Approval of the PubCo Stockholder Matters (the “PubCo Special Meeting”), which meeting shall be held not more than twenty five (25) Business Days after the Proxy Statement/Prospectus Mailing Date and in any event prior to the Outside Date. Without the prior written consent of the Company, the PubCo Stockholder Matters shall be the only matters (other than procedural matters) which PubCo shall propose to be acted on by the PubCo Stockholders at the PubCo Special Meeting. Except in connection with a PubCo Change in Recommendation made in accordance with this Section 7.2(b), PubCo shall use commercially reasonable efforts to obtain the PubCo Stockholder Approval of the PubCo Stockholder Matters at the PubCo Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the obtainment of the PubCo Stockholder Approval of the PubCo Stockholder Matters and, if requested by the Company, engaging a proxy solicitor (at Parent’s expense as a Parent Transaction Cost) reasonably acceptable to the Company to solicit proxies from the PubCo Stockholders in furtherance of obtaining PubCo Stockholder Approval of the PubCo Stockholder Matters. Subject to the proviso in the immediately following sentence, PubCo shall include the PubCo Recommendation in the Proxy Statement/Prospectus. The PubCo Board shall not (and no committee or subcommittee of the PubCo Board shall) change, withdraw, withhold, qualify, or modify, or publicly propose to change, withdraw, withhold, qualify, or modify, the PubCo Recommendation (a “PubCo Change in Recommendation”); provided, however, that the PubCo Board may make a PubCo Change in Recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended) only if (i) an Intervening Event occurs, (ii) the PubCo Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a PubCo Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the PubCo Stockholders under Delaware Law, (iii) PubCo delivers to the Company a written notice advising the Company that the PubCo Board proposes to make a PubCo Change in Recommendation due to an Intervening Event (an “Intervening Event Notice”) and containing a detailed description of the facts and circumstances that constitute an Intervening Event, and (iv) at or after 10:00 a.m., New York City time, on the fifth (5th) Business Day immediately following the day on which PubCo delivered the Intervening Event Notice, based solely on the occurrence of such Intervening Event, the PubCo Board again determines in good faith, after consultation with its outside legal counsel, that the failure to make a PubCo Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to PubCo and the PubCo Stockholders under Delaware law (after taking into account any state of facts, development, change, circumstance, occurrence, event, or effect (including any action taken by any Company Group member) that eliminates or mitigates such Intervening Event); provided, further, that the PubCo Board may make a PubCo Change in Recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended) only if (i) PubCo receives a bona fide written and unsolicited Acquisition Proposal, (ii) the PubCo Board determines, in good faith, after consultation with its outside legal counsel, that such Acquisition Proposal would reasonably be expected to be a Superior Proposal, (iii) PubCo delivers the Company a written notice advising the Company that the PubCo Board has determined that such Acquisition Proposal would reasonably be expected to be a Superior Proposal (the “Superior Proposal Notice”) and containing a description of such Acquisition Proposal, including any agreement, document, or instrument evidencing such Acquisition Proposal, and (iv) at or after 10:00 a.m. New York City time on the fifth (5th) Business Day immediately following the day on which PubCo delivered the Superior Proposal Notice, based solely on such Acquisition Proposal, the PubCo Board determines, in good faith, after consultation with its outside legal counsel, that the failure to make a PubCo Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to PubCo and the PubCo Stockholders under Delaware law (after taking into account any amendment to the terms and provisions of this Agreement and the other Transaction Agreements proposed by the Company). PubCo agrees that its obligation to establish a record date for determining the PubCo Stockholders entitled to notice of and to vote, duly call, give notice of, and hold the PubCo Special Meeting for the purpose of seeking the obtainment of the PubCo Stockholder Approval of the PubCo Stockholder Matters shall not be affected by any PubCo Change in Recommendation, and that PubCo is required to establish a record date for determining the PubCo Stockholders entitled to notice of and to vote, duly call, give notice of, and hold the PubCo Special Meeting and submit for the approval of the PubCo Stockholders the PubCo Stockholder Matters regardless of whether or not there shall have occurred any PubCo Change in Recommendation.

(c) Notwithstanding anything to the contrary contained in this Agreement, PubCo shall not postpone or adjourn the PubCo Special Meeting except in accordance with this Section 7.2(c). PubCo shall be entitled to postpone or adjourn the PubCo Special Meeting: (i) after consultation with the Company, to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the PubCo Board has determined in good faith is required by applicable Legal Requirements is disclosed and promptly disseminated to the PubCo Stockholders prior to the PubCo Special Meeting to the extent required by applicable Legal Requirements; (ii) if, as of the time for which the PubCo Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient PubCo Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the PubCo Special Meeting; or (iii) in order to solicit additional proxies from the PubCo Stockholders for purposes of obtaining the PubCo Stockholder Approval of the PubCo Stockholder Matters if, as of the time for which the PubCo Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), PubCo Common Stock voted by proxy are not sufficient to obtain the PubCo Stockholder Approval of the PubCo Stockholder Matters; provided that in the event of a postponement or adjournment pursuant to the foregoing clauses (i) or (ii) the PubCo Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved. PubCo (i) shall, if requested in writing by the Company prior to the start of the PubCo Special Meeting, postpone or adjourn the PubCo Special Meeting, and (ii) shall not, without the consent of the Company, adjourn or postpone the PubCo Special Meeting to a date that is beyond four Business Days prior to the Outside Date unless the PubCo Board determines, in good faith, after consultation with its outside legal counsel, that (x) the taking of such action would reasonably be expected to be inconsistent with its fiduciary duties to PubCo and the PubCo stockholders under Delaware law and (y) the failure to take such action would reasonably be expected to be inconstant with its fiduciary duties to PubCo and the PubCo Stockholders, respectively.

7.3. Certain Regulatory Matters.

(a) Each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, or to do or cause to be done, all actions and things necessary or advisable to consummate and make effective as promptly as practicable the Transactions. Without limiting the generality of the foregoing, as promptly as practicable following the date of this Agreement, the Parties shall make all filings, notices, waiver requests, applications and other submissions, to any Governmental Entity (the “Required Regulatory Filings”) that are necessary or advisable in connection with all consents, approvals, orders, authorizations, clearances, licenses, waivers, and exemptions, that are necessary, proper or advisable to be obtained with respect to the Transactions (the “Required Regulatory Approvals”). The Parties shall promptly and in good faith respond to all information requested of them by any Governmental Entity in connection with such Required Regulatory Filings and otherwise reasonably cooperate in good faith with each other and such Governmental Entities in connection with the Required Regulatory Filings and obtaining the Required Regulatory Approvals. Each Party will promptly furnish to the other Party such information and assistance as the other may reasonably request in connection with its preparation of any Required Regulatory Filings and will take all other commercially reasonable actions necessary or advisable to cause the expiration or termination of any applicable waiting periods with respect to any Required Regulatory Approval as soon as practicable. Unless prohibited by any applicable Legal Requirement or Governmental Entity, the Company shall promptly furnish to PubCo, and PubCo shall promptly furnish to the Company, copies of any notices or substantive written communications received by such Party or any of its Affiliates from any Governmental Entity with respect to the Transactions, and each Party shall permit counsel to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Entity concerning the Transactions; provided that none of the Parties shall enter into any agreement with any Governmental Entity with respect to the Transactions without the written consent of the other Parties. To the extent not prohibited by any applicable Legal Requirement, the Company agrees to provide PubCo and its counsel, and PubCo agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the Transactions. Each of the Company and PubCo may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 7.3(a) as “counsel only” and any such sensitive materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information. No Party shall willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any of the Required Regulatory Approvals.

(b) Nothing in this Section 7.3 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Company Group member or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with PubCo’s and the Company’s prior written consent.

(c) Any filing fees required by Governmental Entities, including with respect to the Required Regulatory Approvals, or any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, shall be borne entirely by PubCo.

7.4. Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, PubCo will prepare and file with the SEC a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”). PubCo shall provide the Company with a reasonable opportunity to review and comment on the Signing Form 8-K prior to its filing and shall consider such comments in good faith.

(b) Promptly after the execution of this Agreement, PubCo and the Company shall also issue a mutually agreed upon joint press release announcing the execution of this Agreement.

7.5. Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference. As of the Effective Time, the Confidentiality Agreement will automatically terminate; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Subject to Section 7.4, PubCo and the Company shall reasonably cooperate to create and implement a mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed) communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by PubCo, or PubCo, in the case of a public announcement by the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) for routine disclosures to Governmental Entities made by the Company in the ordinary course of business; (ii) if such announcement or other communication is required by applicable Legal Requirements (provided that, to the extent permitted by applicable Legal Requirements, the disclosing Party first shall, to the extent reasonably practicable, allow such other Parties to review such public announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith); (iii) in the case of the Company, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to the Company’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iv) in the case of the Company, (A) internal announcements to employees of any member of the Company Group or (B) communications to banks, customers, or suppliers of the Company Group as the Company determines in good faith to be reasonably appropriate (such determination to be made by the Company in good faith); (v) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release, or other communication previously approved in accordance with Section 7.3 or this Section 7.5(b); (vi) announcements and communications to Governmental Entities in connection with registrations, declarations, and filings relating to the Transactions that are required to be made under this Agreement; and (vii) to enforce any of their respective rights or comply with any of their respective obligations under this Agreement or any other Transaction Agreement.

(c) From the date hereof until the Closing, the Company will use commercially reasonable efforts to afford PubCo and its financial advisors, accountants, counsel, and other representatives reasonable access during the Company’s normal business hours, upon reasonable notice, to the properties, books, records, and personnel of the Company Group, as PubCo may reasonably request solely for purposes of facilitating the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such member of the Company Group. From the date hereof until the Closing, PubCo will use commercially reasonable efforts to afford the Company and its financial advisors, accountants, counsel, and other representatives reasonable access during the Company’s normal business hours, upon reasonable notice, to the properties, books, records, and personnel of PubCo, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of PubCo. Notwithstanding anything to the contrary set forth in this Section 7.5(c), no Party shall be required to take any action, provide any access to, or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other similar protection or privilege, (ii) violate any applicable Legal Requirement, or (iii) violate any Contract to which such Party is a party or bound; provided, however, that the Parties agree to use commercially reasonable efforts to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in the foregoing clauses (ii) and (iii).

7.6. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, and without limiting the obligations of any Party under Section 7.3, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using commercially reasonable efforts to: (a) cause the conditions set forth in Article VIII to be satisfied prior to the Outside Date; (b) defend any suits, claims, actions, investigations, or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (c) execute and deliver any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require PubCo or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties, and capital stock.

7.7. Company and PubCo Securities Listings.

(a) From the date hereof through the Closing, PubCo shall use its commercially reasonable efforts to ensure that PubCo remains listed as a public company on, and for the Merger Consideration to be listed on, NASDAQ, subject to official notice of issuance, as promptly as reasonably practicable after the Proxy Statement/Prospectus Clearance Date, and in any event prior to the Effective Time.

(b) From the date hereof through the Closing, PubCo will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements.

7.8. No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, each of Parent, the Company, OpCo, and PubCo shall not, and shall direct its and their employees, agents, officers, directors, managers, representatives, and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, or knowingly encourage any inquiries or proposals by, or provide any information to, any Person (other than the Parties) concerning any Acquisition Proposal or any merger, consolidation, purchase of ownership interests or assets of, by or otherwise involving the Company or OpCo, or any recapitalization or other business combination transaction involving Parent, the Company, or OpCo (each, a “Business Combination”); (ii) enter into or continue any discussions, negotiations, or transactions with or respond to any inquiries or proposals by any other Person concerning any Acquisition Proposal or any Business Combination, except to inform such Person of the applicable Party’s obligations under this Section 7.8; (iii) enter into any agreement regarding an Acquisition Proposal or a Business Combination; (iv) commence, continue, or renew any due diligence investigation regarding an Acquisition Proposal or a Business Combination; or (v) prepare or take any steps in connection with an offering of any securities of the Company, or OpCo (or any Affiliate or successor), except in respect of the Company Investment. Each of Parent, the Company, OpCo, and PubCo shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Acquisition Proposal or Business Combination.

(b) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer, or submission with respect to an Acquisition Proposal or a Business Combination (including the identity of the Person making such inquiry or submitting such proposal, offer, or submission), after the date of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer, or submission with respect to an Acquisition Proposal or a Business Combination, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer, or submission.

(c) Nothing in the foregoing provisions of this Section 7.8 shall prevent PubCo or the PubCo Board from, at any time prior to the obtainment of the PubCo Stockholder Approval of the PubCo Stockholders Matters, providing information to any Person who has made a bona fide written and unsolicited Acquisition Proposal only if (i) such Acquisition Proposal is received by PubCo after the date of this Agreement, (ii) the PubCo Board determines, in good faith, after consultation with its outside legal counsel, that such Acquisition Proposal would reasonably be expected to be a Superior Proposal, (iii) the PubCo Board determines, in good faith, after consultation with its outside legal counsel, that failure to provide information would reasonably be expected to be inconsistent with its fiduciary duties to PubCo and the PubCo Stockholders under Delaware law, and (iv) such Person executes and delivers to PubCo a confidentiality agreement on terms and conditions substantially to those contained in the Confidentiality Agreement.

7.9. Director and Officer Matters.

(a) Parent, PubCo, the Company, and the Surviving Company agree that all rights to exculpation, indemnification, and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of PubCo (each, together with such person’s heirs, executors or administrators, a “PubCo D&O Indemnified Party”), as provided in PubCo’s and its Subsidiaries’ Governing Documents, shall survive the Closing until the six year anniversary of the Closing. For a period of six years from the Closing Date, (i) PubCo shall maintain in effect the exculpation, indemnification, and advancement of expenses provisions of PubCo’s Governing Documents and pursuant to any indemnification agreements between PubCo or any Subsidiary, on the one hand, and such PubCo D&O Indemnified Party, on the other hand as in effect immediately prior to the Closing Date (such provisions, the “D&O Indemnification Provisions”), (ii) PubCo shall not amend, repeal, or otherwise modify any such D&O Indemnification Provisions in any manner that would adversely affect the rights thereunder of any PubCo D&O Indemnified Party and (iii) PubCo shall honor and guarantee all payments required to be made by the Surviving Company with respect to all such D&O Indemnification Provisions; provided, however, that all exculpation and rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted, or any claim made, within such six-year period shall continue until the final disposition of such Legal Proceeding or the final resolution of such claim.

(b) PubCo shall purchase, prior to the Effective Time, a six-year prepaid D&O tail policy for the non-cancellable extension of directors’ and officers’ liability coverage of PubCo’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under PubCo’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of PubCo by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transaction Agreements) (the “D&O Tail Policy”). The D&O Tail Policy to be purchased shall be subject to Parent’s reasonable prior written approval and shall be paid by PubCo as a PubCo Transaction Cost.

(c) The rights of each PubCo D&O Indemnified Party under this Section 7.9 shall be in addition to, and not in limitation of, any other rights such individual may have under the Governing Documents of PubCo or any of its Subsidiaries, any other indemnification arrangement, any Legal Requirement, or otherwise. The provisions of this Section 7.9 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the PubCo D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.9.

(d) If PubCo or the Surviving Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of PubCo or the Surviving Company, as applicable, assume the obligations set forth in this Section 7.9.

7.10. Tax Matters. Notwithstanding anything herein to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be borne equally by PubCo and Parent. Unless otherwise required by applicable Legal Requirement, PubCo shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and PubCo shall reasonably cooperate with respect thereto as necessary).

7.11. Section 16 Matters. Prior to the Effective Time, the PubCo Board shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of PubCo Common Stock that occurs or is deemed to occur by reason of or pursuant to the Merger by each Party and its directors and officers who are or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PubCo to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

7.12. Board of Directors. PubCo will use commercially reasonable efforts to take all actions reasonably necessary to, and the Company shall reasonably cooperate with PubCo to, cause the PubCo Board of Directors, immediately after the Effective Time (the “Closing PubCo Board”) to consist of a number of directors selected by the Company, which shall include (a) one (1) director as the Chief Executive Officer of the Company (the “CEO Director”), (b) at least four (4) directors as non-executive directors designated solely by the Company (the “Company Directors”); and (c) one (1) director as a non-executive director designated solely by PubCo (the “PubCo Director”). The Parties currently expect that the initial PubCo Director will be the individual set forth on Section 7.12 of the PubCo Disclosure Letter. In furtherance of PubCo’s cooperation obligations under the foregoing sentence, prior to the Proxy Statement/Prospectus Clearance Date, the Company shall provide PubCo with a duly completed director questionnaire with respect to the CEO Director and the Company Directors in form and substance reasonably acceptable to PubCo along with a biography of the CEO Director and the Company Directors suitable for inclusion in the Proxy Statement/Prospectus. In accordance with the PubCo A&R Certificate of Incorporation as in effect as of the Closing, the Parties acknowledge and agree that the Closing PubCo Board will be a classified board with three (3) classes of directors, with:

(a) a first class of directors (the “Class I Directors”), initially serving a term effective from the Effective Time until the first annual meeting of the PubCo Stockholders held after the Effective Time (but any subsequent Class I Directors serving a three (3)-year term), with two (2) of the Company Directors to serve as a Class I Director;

(b) a second class of directors (the “Class II Directors”), initially serving a term effective from the Effective Time until the second annual meeting of the PubCo Stockholders held following the Effective Time (but any subsequent Class II Directors serving a three (3)-year term), with one (1) of the Company Directors and the PubCo Director to serve as Class II Directors; and

(c) a third class of directors (the “Class III Directors”), serving a term effective from the Effective Time until the third annual meeting of the PubCo Stockholders held following the Effective Time (and any subsequent Class III Directors serving a three (3)-year term), with the CEO Director, and two (2) of the Company Directors to serve as Class III Directors.

7.13. Incentive Equity Plan. Prior to the Closing Date, PubCo shall approve and adopt, subject to receipt of the relevant PubCo Stockholder Approval of the Incentive Equity Plan, the Incentive Equity Plan, in a form agreed to by PubCo and Company, to hire and incentivize PubCo’s and its Subsidiaries’ directors, managers, executives, and other employees, and at the Effective Time shall reserve thereunder a total pool of awards of such number of PubCo Common Stock as agreed to by PubCo and the Company. As soon as practicable following the Closing, PubCo shall file an effective registration statement on Form S-8 (or other applicable form) with respect to PubCo Common Stock issuable under the Incentive Equity Plan.

7.14. [Reserved].

7.15. Disclosure of Certain Matters. Each Party shall promptly provide the other Parties with written notice of: (a) any event, development or condition of which it obtains knowledge that is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.16. Nasdaq Listing. PubCo shall prepare and submit to Nasdaq an initial listing application or notification form, as applicable, for (i) notifying Nasdaq of the changes in the name of PubCo and (ii) the listing of PubCo Common Stock to be issued as Merger Consideration, and use its reasonable best efforts to cause such shares to be approved for listing (subject to official notice of issuance) (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use reasonable best efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. Parent shall pay all Nasdaq fees associated with the Nasdaq Listing Application as a Parent Transaction Cost. The Company and OpCo will cooperate with PubCo as reasonably requested by PubCo with respect to the Nasdaq Listing Application and promptly furnish to PubCo all information concerning the Company and OpCo and its respective Subsidiaries and equity holders that may be required or reasonably requested in connection with any action contemplated by this Section 7.16.

7.17. PubCo Preferred Stock. Prior to the Effective Time, PubCo shall cause all issued and outstanding PubCo Preferred Stock, if any, to be converted, redeemed, exchanged, cancelled or retired such that, as of the Effective Time, there is no PubCo Preferred Stock issued or outstanding.

Article VIII

CONDITIONS TO THE TRANSACTION

8.1. Conditions to Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) At the PubCo Special Meeting (including any adjournments or postponements thereof), the PubCo Stockholder Approval of the PubCo Stockholder Matters shall have been obtained.

(b) There shall not be in effect any injunction or other order of any Governmental Entity of competent jurisdiction prohibiting, enjoining, restricting or making illegal the consummation of the Transactions.

(c) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(d) PubCo Common Stock issuable as the Merger Consideration shall be approved for listing upon the Closing on the NASDAQ (or any other public stock market or exchange in the United States as may be agreed by the Company and PubCo), subject to notice of official issuance.

(e) The Company shall have received, or will receive substantially simultaneously with the Closing and, in all events, prior to the Effective Time, aggregate gross cash proceeds of at least $50,000,000 from the Company Investment.

(f) The Company shall have obtained a written consent of OPIC to the Merger and the other Transactions for purposes of complying with the requirements of Section 8.01(t) of the OPIC Loan Agreement.

(g) PubCo shall have filed the PubCo A&R Certificate of Incorporation.

8.2. Additional Conditions to Obligations of Parent and the Company. The obligations of Parent and the Company to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of PubCo and Merger Sub shall be true and correct in all material respects (without giving effect to any limitation as to “materiality,” “PubCo Material Adverse Effect” or any similar limitation contained therein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V shall be true and correct (without giving effect to any limitation as to “materiality” or “PubCo Material Adverse Effect” or any similar limitation contained herein) at and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failure of such representations and warranties to be so true and correct, has not had and would not reasonably be expected to have, individually and in the aggregate, a PubCo Material Adverse Effect.

(b) Each of PubCo and Merger Sub shall have performed or complied with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred any PubCo Material Adverse Effect.

(d) PubCo shall have delivered to the Company a certificate, signed by an authorized representative of PubCo and Merger Sub and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e) PubCo shall have caused all issued and outstanding PubCo Preferred Stock to be converted, redeemed, exchanged, cancelled or retired such that, as of the Effective Time, there is no PubCo Preferred Stock issued or outstanding.

(f) PubCo shall have PubCo Cash equal to, or greater than, $3,800,002.59.

(g) PubCo shall have delivered to the Company the closing deliverables set forth in Section 2.4(a).

8.3. Additional Conditions to the Obligations of PubCo and Merger Sub. The obligations of PubCo and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by PubCo:

(a) (i) The Fundamental Representations of Parent and the Company Parties shall be true and correct in all material respects (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or any similar limitation contained therein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date) and (ii) all other representations and warranties of Parent and the Company Parties set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (ii), where any failure of such representations and warranties of Parent and the Company Parties to be so true and correct has not had and would not reasonably be expected to have, individually and in the aggregate, a Company Material Adverse Effect.

(b) Each of Parent and the Company Parties shall have performed or complied with all agreements, obligations, and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Each of Parent and the Company Parties shall have delivered to PubCo a certificate, signed by an authorized representative of each of Parent and the Company Parties’ and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

(e) Parent shall have delivered to the PubCo the closing deliverables set forth in Section 2.4(b).

(f) Parent shall have effected the Contribution.

Article IX

TERMINATION

9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of PubCo and the Company;

(b) by either PubCo or the Company if the Closing shall not have occurred by December 31, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to (i) PubCo where any member of the PubCo Group’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) the Company, where any member of the Company Group’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either PubCo or the Company if a Governmental Entity shall have issued any final non-appealable Order, or any applicable Legal Requirement shall be in effect, making the Transaction illegal or permanently prohibiting the Transactions, including the Merger;

(d) by the Company, if any representation or warranty of PubCo or Merger Sub set forth in this Agreement was inaccurate as of the date of this Agreement or becomes inaccurate or if PubCo or Merger Sub breaches any covenant or agreement set forth in this Agreement, in each case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such inaccuracy or breach; provided that if such inaccuracy or breach by PubCo or Merger Sub is curable by PubCo or Merger Sub prior to the Outside Date, then the Company must first provide written notice of such inaccuracy or breach and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to PubCo of such inaccuracy or breach; and (ii) the Outside Date; provided, further, that PubCo continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) any member of the Company Group shall have materially breached this Agreement such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach and such breach has not been cured; or (B) if such breach by PubCo is cured during such 30 day period);

(e) by PubCo, if any representation or warranty of Parent, the Company, or OpCo set forth in this Agreement was inaccurate as of the date of this Agreement or becomes inaccurate or if Parent, the Company, or OpCo breaches any covenant or agreement set forth in this Agreement, in each case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such inaccuracy or breach; provided that if such inaccuracy or breach is curable by Parent, the Company, or OpCo, as applicable, prior to the Outside Date, then PubCo must first provide written notice of such inaccuracy or breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) 30 days after delivery of written notice from PubCo to the Company of such inaccuracy or breach; and (ii) the Outside Date; provided, further, that Parent, the Company, or OpCo, as applicable, continues to exercise commercially reasonable efforts to cure such breach (it being understood that PubCo may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) any member of the PubCo Group shall have materially breached this Agreement such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach and such breach has not been cured; or (B) if such breach by Parent, the Company, or OpCo, as applicable, is cured during such 30 day period);

(f) by either PubCo or the Company, if at the PubCo Special Meeting (after taking into account any adjournments or postponements thereof), the PubCo Stockholder Approval of the PubCo Stockholder Matters is not obtained; and

(g) by the Company, if the PubCo Board or any committee or subcommittee thereof makes a PubCo Change in Recommendation.

9.2. Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except that: (i) Section 7.5(a), this Section 9.2, Article XI (General Provisions), and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach of any covenants or agreements set forth in this Agreement.

Article X

NO SURVIVAL

10.1. No Survival. None of the representations, warranties, covenants, or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and all rights, claims, and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Effective Time. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Party with respect to Intentional Fraud.

Article XI

GENERAL PROVISIONS

11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, the Company or OpCo, to:

Noble Africa LLC
2200 Ross Avenue
Suite 4575E
Dallas, Texas Attention: Donald G. Ainscow
Email: dainscow@aspisotopes.com

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP
2801 N Harwood St Suite 2300
Dallas, Texas 75201
Attention: Matthew L. Fry; Rachel O’Donnell; Simin Sun
Email: matt.fry@haynesboone.com; rachel.odonnell@haynesboone.com;
simin.sun@haynesboone.com

if to PubCo or Merger Sub, to:

ENDRA Life Sciences Inc.
3600 Green Court, Suite 350
Ann Arbor, MI 48105
Attention: Alexander Tokman
Email: ATokman@endrainc.com

with a copy to (which shall not constitute notice):

K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
Attention: Coleman Wombwell; Patrick Rogers
Email: Coleman.Wombwell@klgates.com;
Patrick.Rogers@klgates.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2. Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated, the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations promulgated thereunder and any amendment or successor to such statute or regulation. References to a Contracts shall include any amendments thereto. All references to currency amounts in this Agreement means United States dollars.

11.3. Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements, and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in multiple counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

11.4. Entire Agreement; Third Party Beneficiaries. This Agreement, the Company Disclosure Letter, PubCo Disclosure Letter, the other Transaction Agreements, and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.9, Section 11.14 and this Section 11.4 (which are expressly intended to be and will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Notwithstanding anything to the contrary contained herein, the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs, and Representatives), are intended third-party beneficiaries of, and may enforce this Section 11.4.

11.5. Severability. In the event that any term, provision, covenant, or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

11.6. Other Remedies; Specific Performance. Except as otherwise expressly provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and (b) monetary damages would be both incalculable and an insufficient remedy for such failure or breach. The Parties agree that each Party shall be entitled to specific performance of the provisions of this Agreement and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7. Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy, or claim based upon or arising out of this Agreement, the other Transaction Agreements, and the consummation of the Transactions, or the validity, interpretation, breach, or termination of this Agreement or the other Transaction Agreements, and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

11.8. Consent to Jurisdiction; Waiver of Jury Trial.

(a) Except as otherwise expressly provided in Section 3.7, each of the Parties (i) irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware (or, to the extent that the such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, to the extent that such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware), in each case in connection with any action, suit, dispute, controversy, or claim based upon or arising out of this Agreement, the other Transaction Agreements, and the consummation of the Transactions, or the validity, interpretation, breach, or termination of this Agreement or the other Transaction Agreements, and the consummation of the Transactions, (ii) agrees that process may be served upon them in the manner provided for the giving of notice under Section 11.1 or in any manner authorized by the laws of the State of Delaware for such Person, and (iii) waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party waives, and shall not assert as a defense in any legal dispute, that: (i) such Party is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such action, suit, dispute, controversy, or claim may not be brought or is not maintainable in such court; (iii) such Party’s property is exempt or immune from execution; (iv) such action, suit, dispute, controversy, or claim is brought in an inconvenient forum; or (v) the venue of such action, suit, dispute, controversy, or claim is improper. Each Party hereby agrees not to commence or prosecute any such action, suit, dispute, controversy, or claim other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, suit, dispute, controversy, or claim to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, suit, dispute, controversy, or claim in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT THAT CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY UNDER THIS AGREEMENT MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY ACTION, SUIT, DISPUTE, CONTROVERSY, OR CLAIM BASED ON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, AND THE CONSUMMATION OF THE TRANSACTIONS, OR THE VALIDITY, INTERPRETATION, BREACH OR TERMINATION OF THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING.

11.9. Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the other Transaction Agreements and the consummation of the Transactions.

11.11. Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or the other Transaction Agreements or any of its rights, interests, or obligations hereunder or thereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

11.12. Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties. No modification, termination, rescission, discharge, or cancellation of this Agreement shall be effective unless in writing signed by the Party against whom it is sought to be enforced, or shall affect the right of any Party to enforce any claim or right hereunder, whether or not liquidated, where circumstances giving rise to such claim or right occurred prior to the date of such modification, termination, rescission, discharge, or cancellation.

11.13. Waiver. Except as otherwise expressly provided herein, no delay, failure or waiver by any Party to exercise any right or remedy under this Agreement and no partial or single exercise of any such right or remedy, will operate to limit, preclude, cancel, waive or otherwise affect such right or remedy, nor will any single or partial exercise of such right or remedy limit, preclude, impair or waive any further exercise of such right or remedy or the exercise of any other right or remedy. For purposes of this Agreement, no course of dealing among any or all of the Parties shall operate as a waiver of the rights or remedies hereof. The rights and remedies herein provided are exclusive, and not cumulative, of any rights or remedies provided by applicable Legal Requirement. No provision hereof may be waived otherwise than by a written instrument signed by the Party or Parties so waiving such provision as contemplated herein.

11.14. Non-Recourse.

(a) This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, Parent, the Company, PubCo, and Merger Sub as named Parties. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), no past, present, or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor, or representative of Parent, the Company, PubCo, or Merger Sub shall have any liability (whether in Contract, tort, equity, or otherwise) for any one or more of the representations, warranties, covenants, agreements, or other obligations or liabilities of any one or more of Parent, the Company, PubCo, or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

(b) Notwithstanding the foregoing, a Related Party may have (and this Section 11.14 shall no way amend, alter, limit, or otherwise effect) obligations under any documents, agreements, or instruments delivered contemporaneously herewith if such Related Party is party to such document, agreement, or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party.

11.15. Company and PubCo Disclosure Letters. The Company Disclosure Letter and the PubCo Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure made by a party in the Company Disclosure Letter, or PubCo Disclosure Letter, as applicable, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Letter, or PubCo Disclosure Letter, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of Company Disclosure Letter, or PubCo Disclosure Letter, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Company Disclosure Letter, or PubCo Disclosure Letter, as applicable. Certain information set forth in the Company Disclosure Letter, or PubCo Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

ASP ISOTOPES INC.

By:	/s/ Paul Mann
	Name:	Paul E. Mann
	Title:	Chief Executive Officer

NOBLE AFRICA LLC

By:	/s/ Paul Mann
	Name:	Paul E. Mann
	Title:	Manager

RENERGEN LIMITED

By:	/s/ Paul Mann
	Name:	Paul E. Mann
	Title:	Director

ENDRA LIFE SCIENCES INC.

By:	/s/ Alexander Tokman
	Name:	Alexander Tokman
	Title:	Chief Executive Officer

KRUGER MERGER SUB LLC

By:	/s/ Alexander Tokman
	Name:	Alexander Tokman
	Title:	Chief Executive Officer

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated and effective as of October 1, 2026 (the “Effective Date”), amends that certain Agreement and Plan of Merger, made and entered into as of June 25, 2026 (as amended to date, the “Merger Agreement”), by and among ASP Isotopes Inc., a Delaware corporation (“Parent”), Noble Africa LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (the “Company”), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly-owned subsidiary of Parent (“OpCo”), ENDRA Life Sciences Inc., a Delaware corporation (“PubCo”), and Kruger Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of PubCo (“Merger Sub”). Parent, the Company, OpCo, PubCo, and Merger Sub are individually referred to herein as a “Party” and, collectively, as the “Parties.” Certain capitalized terms used below but not otherwise defined shall have the meanings given to such terms in the Merger Agreement.

WHEREAS, Section 11.12 of the Merger Agreement provides that the Merger Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of the Parties; and

WHEREAS, the Parties have agreed to amend the Merger Agreement to: (i) amend Section 6.1(b) of the Company Disclosure Letter to, among other things, allow OpCo to enter into an fifth addendum to that certain ASPI Term Loan Facility Agreement, dated May 19, 2025; (ii) amend Section 6.2(b) of the PubCo Disclosure Letter to, among other things, allow PubCo to enter into an amendment to that certain Pre-Funded Common Stock Purchase Warrant issued by PubCo as of May 27, 2026 to LHE LNG Holdings LLC (“LHE LNG”) and an amendment to that certain Common Stock Purchase Warrant issued by PubCo as of May 27, 2026 to LHE LNG; (iii) amend Section 7.12 of the Merger Agreement to adjust the structure of the Closing PubCo Board; (iv) amend Section 8.2(f) of the Merger Agreement to adjust the amount of PubCo Cash needed for Closing; (v) amend Exhibit F of the Merger Agreement to adjust the form of PubCo A&R Certificate of Incorporation; and (vi) amend Exhibit M of the Merger Agreement to set forth the form of the sixth addendum to that certain ASPI Term Loan Facility Agreement.

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.
Amendment of Section 1.1 of the Merger Agreement.
a.
The following definition of “IRA Payments” is hereby added to Section 1.1 of the Merger Agreement:

““IRA Payments” means any payments made in respect of liabilities or obligations under that certain Investor Relations Agreement, dated July 15, 2026, between RedChip Companies, Inc. and PubCo.”

b.
The following defined terms and the corresponding definitions are hereby deleted from Section 1.1 of the Merger Agreement: “Class I Directors”, “Class II Directors”, and “Class III Directors”.
2.
Amendment of Section 2.4(b)(iv) of the Merger Agreement. Section 2.4(b)(iv) of the Merger Agreement is hereby amended by deleting the text thereof in its entirety and inserting the following in lieu thereof:

“(iv) deliver to the PubCo duly executed copies by Parent, ASP Isotopes South Africa Proprietary Limited and OpCo, a sixth addendum to that certain ASPI Term Loan Facility Agreement, dated May 19, 2025, as acceptable to Parent, in the form set forth on Exhibit M.”

3.
Amendment of Section 6.1(b) of the Company Disclosure Letter. Section 6.1(b) of the Company Disclosure Letter is hereby amended by deleting the title and text thereof in their entirety and inserting Section 6.1(b) of the PubCo Disclosure Letter as set forth on Exhibit A of this Amendment in lieu thereof.

4.
Amendment of Section 6.2(b) of the PubCo Disclosure Letter. Section 6.2(b) of the PubCo Disclosure Letter is hereby amended by deleting the title and text thereof in their entirety and inserting Section 6.2(b) of the PubCo Disclosure Letter as set forth on Exhibit B of this Amendment in lieu thereof.
5.
Amendment of Section 7.12 of the Merger Agreement. Section 7.12 of the Merger Agreement is hereby amended by deleting the title and text thereof in their entirety and inserting the following in lieu thereof:

“7.12 Board of Directors. PubCo will use commercially reasonable efforts to take all actions reasonably necessary to, and the Company shall reasonably cooperate with PubCo to, cause the PubCo Board of Directors immediately after the Effective Time (the “Closing PubCo Board”) to consist of a number of directors selected by the Company, which shall include (a) one (1) director as the Chief Executive Officer of the Company (the “CEO Director”), (b) at least five (5) directors as non-executive directors designated solely by the Company (the “Company Directors”); and (c) one (1) director as a non-executive director designated solely by PubCo (the “PubCo Director”). The Parties currently expect that the initial PubCo Director will be the individual set forth on Section 7.12 of the PubCo Disclosure Letter. In furtherance of the Company’s cooperation obligations under the foregoing sentence, prior to the Proxy Statement/Prospectus Clearance Date, the Company shall provide PubCo with a duly completed director questionnaire with respect to the CEO Director and the Company Directors in form and substance reasonably acceptable to PubCo along with a biography of the CEO Director and each of the Company Directors suitable for inclusion in the Proxy Statement/Prospectus.”

6.
Amendment of Section 8.2(f) of the Merger Agreement. Section 8.2(f) of the Merger Agreement is hereby amended by deleting the title and text thereof in their entirety and inserting the following in lieu thereof:

“(f) PubCo shall have PubCo Cash equal to, or greater than, $3,800,002.59 less the then-cumulative amount of the IRA Payments.”

7.
Amendment of Exhibit F of the Merger Agreement. Exhibit F of the Merger Agreement is hereby amended by deleting the title and text thereof in their entirety and inserting the Exhibit F as set forth on Exhibit C of this Amendment in lieu thereof.
8.
Amendment of Exhibit M of the Merger Agreement. Exhibit M of the Merger Agreement is hereby amended by deleting the title and text thereof in their entirety and inserting the Exhibit M as set forth on Exhibit D of this Amendment in lieu thereof.
9.
Ratification; Conflict. Except as modified by this Amendment, the terms and provisions of the Merger Agreement are deemed ratified and in full force and effect and remain as is. The foregoing provisions of this Amendment supplement and amend the Merger Agreement and in the event of any inconsistency or conflict between the terms and conditions of the Merger Agreement and this Amendment, the terms and conditions of this Amendment shall control. All future references to the “Agreement” shall be deemed to refer to the Merger Agreement as amended by this Amendment.
10.
Binding Effect. This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
11.
Counterparts; Electronic Delivery. This Amendment may be executed in multiple counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.
12.
Governing Law. This Amendment, and any action, suit, dispute, controversy, or claim based upon or arising out of this Amendment, or the validity, interpretation, breach, or termination of this Amendment, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

[Signatures appear on the following page]

In Witness Whereof, the Parties have caused this Amendment to be executed as of the date first above written.

ASP ISOTOPES INC.

By:	/s/ Paul E. Mann
	Name:	Paul E. Mann
	Title:	Chief Executive Officer

NOBLE AFRICA LLC

By:	/s/ Paul E. Mann
	Name:	Paul E. Mann
	Title:	Manager

RENERGEN LIMITED

By:	/s/ Paul E. Mann
	Name:	Paul E. Mann
	Title:	Director

ENDRA LIFE SCIENCES INC.

By:	/s/ Alexander Tokman
	Name:	Alexander Tokman
	Title:	Chief Executive Officer

KRUGER MERGER SUB LLC

By:	/s/ Alexander Tokman
	Name:	Alexander Tokman
	Title:	Chief Executive Officer

Annex B

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENDRA LIFE SCIENCES INC.

The present name of the corporation is ENDRA LIFE SCIENCES INC. The corporation was incorporated under the name “ENDRA INC.” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on July 18, 2007. This Fourth Amended and Restated Certificate of Incorporation of the corporation, which restates and integrates and also further amends the provisions of the corporation’s Certificate of Incorporation, as previously amended, restated, supplemented or otherwise modified (the “Existing Certificate of Incorporation”), was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware. The Existing Certificate of Incorporation of the corporation is hereby amended, integrated and restated to read in its entirety as follows:

FIRST: The name of the corporation (the “Corporation”) is:

ENDRA Life Sciences Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

FOURTH: The total number of shares of stock that the Corporation shall have authority to issue shall be 1,010,000,000 shares, consisting of 1,000,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock then outstanding, the number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

A. COMMON STOCK

1. GENERAL. All shares of Common Stock will be identical and will entitle the holders thereof to the same rights, powers and preferences. The rights, powers and preferences of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of holders of the Preferred Stock.

2. DIVIDENDS. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding Preferred Stock.

3. DISSOLUTION, LIQUIDATION OR WINDING UP. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, each issued and outstanding share of Common Stock shall entitle the holder thereof to receive an equal portion of the net assets of the Corporation available for distribution to the holders of Common Stock, subject to any preferential rights of any then outstanding Preferred Stock.

4. VOTING RIGHTS. Except as otherwise required by law or this Fourth Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), each holder of Common Stock shall have one vote in respect of each share of stock held of record by such holder on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation. Except as otherwise required by law or provided herein, holders of Common Stock shall vote together with holders of the Preferred Stock as a single class, subject to any special or preferential voting rights of any then outstanding Preferred Stock. There shall be no cumulative voting.

B. PREFERRED STOCK

The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors of the Corporation may determine. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the undesignated Preferred Stock in one or more series, each with such designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by the Board of Directors to create such series, and a certificate of said resolution or resolutions (a “Certificate of Designation”) shall be filed in accordance with the DGCL. The authority of the Board of Directors with respect to each such series shall include, without limitation of the foregoing, the right to provide that the shares of each such series may be: (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of the Corporation at such price or prices or at such rates of exchange and with such adjustments, if any; (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of Preferred Stock; or (vi) entitled to such other preferences, powers, qualifications and rights, all as the Board of Directors may deem advisable and as are not inconsistent with law and the provisions of this Certificate of Incorporation.

FIFTH:

1. NUMBER OF DIRECTORS. The number of directors of the Corporation shall be determined exclusively by resolution adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” means the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships.

2. ELECTION OF DIRECTORS. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be stockholders of the Corporation. Unless required by the Bylaws, the election of the Board of Directors need not be by written ballot.

3. VACANCIES. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may be filled only by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

SIXTH: The following provisions are included for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its Board of Directors and stockholders:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation.

2. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation; PROVIDED, HOWEVER, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the amendment of the Bylaws by the Corporation’s stockholders shall require the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

3. The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

SEVENTH: Special meetings of stockholders (i) may be called on the order of a majority of the Whole Board, the Chairman of the Board, the Chief Executive Officer or the President (in the absence of a chief executive officer), and (ii) shall be called by the Secretary upon written request of the holders of record of at least twenty percent (20%) of the outstanding shares of common stock of the Corporation at the time such request is validly submitted by the holders of such requisite percentage of such outstanding shares, subject to and in compliance with this Article SEVENTH and the bylaws of the Corporation. Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. Business transacted at special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

EIGHTH: The Corporation shall indemnify (and advance expenses to) its officers and directors to the full extent permitted by the DGCL, as amended from time to time.

NINTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, for any act or omission, except that a director may be liable (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The elimination and limitation of liability provided herein shall continue after a director has ceased to occupy such position as to acts or omissions occurring during such director’s term or terms of office. Any amendment, repeal or modification of this Article NINTH shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for all “internal corporate claims.” “Internal corporate claims” means claims, including claims in the right of the Corporation, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which Title 8 of the Delaware Code confers jurisdiction upon the Court of Chancery, except for, as to each of (i) through (ii) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article TENTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article TENTH (including, without limitation, each portion of any sentence of this Article TENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of the Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Certificate of Incorporation inconsistent with Article FIFTH, Article SIXTH, Article SEVENTH, Article NINTH, Article TENTH or this Article ELEVENTH.

/s/ Francois Michelon
Name:	Francois Michelon
Chief Executive Officer

DATED: May 9, 2017

AMENDED: June 17, 2020

AMENDED: December 8, 2022

AMENDED: August 8, 2024

AMENDED: August 20, 2024

AMENDED: November 8, 2024

AMENDED: December 9, 2025

Annex C

AMENDED AND RESTATED

BYLAWS OF ENDRA LIFE SCIENCES INC.

ARTICLE I

Meeting of Stockholders

Section 1.1. Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the board of directors (the “Board of Directors”) of ENDRA Life Sciences Inc. (the “Corporation”) from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings.

(A) Special meetings of stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Corporation’s certificate of incorporation, as amended, restated, supplemented or otherwise modified (the “Certificate of Incorporation”), (1) may be called at any time by the order of a majority of the Whole Board, the Chairman of the Board, the Chief Executive Officer or the President (in the absence of a chief executive officer), and (2) shall be called by the Secretary upon the written request of the holders of record of at least twenty percent (20%) of the outstanding shares of common stock of the Corporation (the “Requisite Percentage”), subject to and in compliance with Article SEVENTH of the Certificate of Incorporation, or any successor provision thereto, and these Bylaws. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. For purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

(B) Any request by stockholders to call a special meeting in accordance with Section 1.2(A)(2) of these Bylaws shall (1) be delivered to, or mailed to and received by, the Secretary of the Corporation at the Corporation’s principal executive offices, (2) be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting, (3) set forth the purpose or purposes of the meeting, and (3) include all of the information required by Section 1.13(A)(2) as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) proposing such business or nominations, and a representation by the stockholder(s) proposing such business that within five business days after the record date for any such special meeting it will provide such information as of the record date for such special meeting. A special meeting requested by stockholders shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall not be more than ninety (90) days after the request to call the special meeting is received by the Corporate Secretary.

(C) Notwithstanding the foregoing, a special meeting requested by stockholders in accordance with Section 1.2(A)(2) of these Bylaws shall not be held if: (1) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, (2) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within ninety days after the request for the special meeting is delivered to or received by the Secretary and the Board of Directors determines in good faith that the business of such annual or special meeting includes (among any other matters properly brought before the annual or special meeting) the purpose specified in the request, (3) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received by the Corporation which included the purpose specified in the request, and (4) the special meeting requested by stockholders involves or was made in a manner that involved a violation of or does or did not comply with the Certificate of Incorporation, these Bylaws, Regulation 14A under the Exchange Act (as hereinafter defined) or other applicable law.

D) A stockholder may revoke a request for a special meeting at any time by written revocation delivered to, or mailed to and received by, the Secretary. If, at any time after receipt by the Secretary of the Corporation of a proper request for a special meeting of stockholders, there are no longer valid requests from stockholders holding in the aggregate at least the Requisite Percentage, whether because of revoked requests or otherwise, the Board of Directors, in its discretion, may cancel the special meeting (or, if the special meeting has not yet been called, may direct the Chairman of the Board or the Secretary of the Corporation not to call such a meeting).

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 1.5. Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of not less than one-third in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders so present (in person or by proxy) and entitled to vote may adjourn the meeting from time to time in the manner provided in Section 1.4 of these bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors or, in his or her absence, by the Chief Executive Officer or, in his or her absence, by the President or, in his or her absence, by a Vice President or, in the absence of the foregoing persons, by a chairman designated by the Board of Directors or, in the absence of such designation, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon.

Section 1.8. Fixing Date for Determination of Stockholders of Record.

(A) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(B) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.9. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.

Section 1.10. Action by Written or Electronic Consent of Stockholders. Any action which is required to be or may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice to stockholders and without a vote if consents in writing or by electronic communication, setting forth the action so taken, shall have been signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 1.11. Inspectors of Election. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 1.13. Notice of Stockholder Business and Nominations.

(A)  Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the Board of Directors or any committee thereof or (c) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 1.13 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.13.

(2) For any nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 1.13, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this Section 1.13 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 1.13 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 1.13 and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 1.13 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors or any committee thereof or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 1.13 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 1.13. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Section 1.13 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(C) General. (1) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 1.13 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.13. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.13 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (A)(2)(c)(vi) of this Section 1.13) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 1.13, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 1.13, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 1.13, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 1.13, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 1.13, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 1.13; provided however, that any references in these bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 1.13 (including paragraphs (A)(1)(c) and (B) hereof), and compliance with paragraphs (A)(1)(c) and (B) of this Section 1.13 shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the penultimate sentence of (A)(2), business other than nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 1.13 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

ARTICLE II

Board of Directors

Section 2.1. Number; Qualifications. Subject to the Certificate of Incorporation, the Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Whole Board. Directors need not be stockholders.

Section 2.2. Election; Resignation; Vacancies. The Board of Directors shall initially consist of the persons named as directors in the Certificate of Incorporation or elected by the incorporator of the Corporation, and each director so elected shall hold office until the first annual meeting of stockholders or until his or her successor is duly elected and qualified. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect when such notice is given unless the notice specifies (a) a later effective date, or (b) an effective date determined upon the happening of an event or events, such as the failure to receive the required vote for reelection as a director and the acceptance of such resignation by the Board of Directors. Unless otherwise specified in the notice of resignation, the acceptance of such resignation shall not be necessary to make it effective. Unless otherwise provided by law or the Certificate of Incorporation, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled only by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chief Executive Officer, the Secretary, or by any two members of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation, these bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors or, in his or her absence, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Unanimous Consent of Directors. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

Section 2.9. Chairman of the Board and Vice-Chairman of the Board. The Board of Directors may elect one or more of its members to serve as Chairman or Vice-Chairman of the Board and may fill any vacancy in such position at such time and in such manner as the Board of Directors shall determine. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors at which he or she is present and shall perform such duties and possess such powers as are designated by the Board of Directors. If the Board of Directors appoints a Vice-Chairman of the Board, he or she shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties and possess such other powers as may from time to time be designated by the Board of Directors. The fact that a person serves as either Chairman of Vice-Chairman of the Board shall not make such person considered an Officer of the Corporation.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1 Officers. The officers of the Corporation shall consist of a Chief Executive Officer, a Chief Financial Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers as the Board of Directors may from time to time determine, which may include, without limitation, one or more Vice Presidents, Assistant Secretaries or Assistant Treasurers. Each of the Corporation’s officers shall be elected by the Board of Directors, each to have such authority, functions or duties as set forth in these bylaws or as determined by the Board of Directors. Each officer shall be chosen by the Board of Directors and shall hold office for such term as may be prescribed by the Board of Directors and until such person's successor shall have been duly chosen and qualified, or until such person's earlier death, disqualification, resignation or removal.

Section 4.2 Removal, Resignation and Vacancies. Any officer of the Corporation may be removed, with or without cause, by the Board of Directors, without prejudice to the rights, if any, of such officer under any contract to which it is a party. Any officer may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect when such notice is given unless the notice specifies (a) a later effective date, or (b) an effective date determined upon the happening of an event or events, such as the failure to receive the required vote for reelection as a director and the acceptance of such resignation by the Board of Directors. Unless otherwise specified in the notice of resignation, the acceptance of such resignation shall not be necessary to make it effective. If any vacancy occurs in any office of the Corporation, the Board of Directors may elect a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly chosen and qualified.

Section 4.3 Chief Executive Officer. The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Chairman of the Board of Directors. Unless otherwise provided in these bylaws, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairman of the Board of Directors, preside at meetings of the stockholders and of the Board of Directors.

Section 4.4 President. The President shall be the chief operating officer of the Corporation, with general responsibility for the management and control of the operations of the Corporation. The President shall have the power to affix the signature of the Corporation to all contracts that have been authorized by the Board of Directors or the Chief Executive Officer. The President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine. In the absence of a separately appointed President, the Chief Executive Officer shall be the President.

Section 4.5 Chief Financial Officer. The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings, and shares. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine. In the absence of a separately appointed Treasurer, the Chief Financial Officer shall be the Treasurer.

Section 4.6 Vice Presidents. The Vice President shall have such powers and duties as shall be prescribed by his or her superior officer or the Chief Executive Officer. A Vice President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Section 4.7 Treasurer. The Treasurer shall supervise and be responsible for all the funds and securities of the Corporation, the deposit of all moneys and other valuables to the credit of the Corporation in depositories of the Corporation, borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party, the disbursement of funds of the Corporation and the investment of its funds, and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Section 4.8 Secretary. The powers and duties of the Secretary are to: (i) act as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) see that all notices required to be given by the Corporation are duly given and served; (iii) act as custodian of the seal of the Corporation and affix the seal or cause it to be affixed to all certificates of stock of the Corporation and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these bylaws; (iv) have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

Section 4.9 Additional Matters. The Chief Executive Officer and the Chief Financial Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board of Directors.

Section 4.10 Execution of Contracts and Instruments. All contracts, deeds, mortgages, bonds, certificates, checks, drafts, bills of exchange, notes and other instruments or documents to be executed by or in the name of the Corporation shall be signed on the corporation’s behalf by such officer or officers, or other person or persons, as may be so authorized (i) by the Board of Directors, or (ii) subject to such limitations, if any, as the Board of Directors may impose, by the Chief Executive Officer. Such authority may be general or confined to specific instances and, if the Board of Directors or Chief Executive Officer (whichever grants authority) so authorizes or otherwise directs, may be delegated by the authorized officers to other persons. Unless otherwise provided in such resolution, any resolution of the Board of Directors or a committee thereof authorizing the Corporation to enter into any such instruments or documents or authorizing their execution by or on behalf of the Corporation shall be deemed to authorize the execution thereof on its behalf by the Chief Executive Officer, the President, Chief Financial Officer or any Vice President (an “Authorized Officer”). Furthermore, each Authorized Officer shall be authorized to enter into any contract or execute any instrument in the name of and on behalf of the Corporation in matters arising in the ordinary course of the Corporation’s business and to the extent incident to the normal performance of such Authorized Officer’s duties.

ARTICLE V

Stock

Section 5.1. Certificates. The shares of the Corporation may be certificated or uncertificated in accordance with the Delaware General Corporation Law. The issue of shares in uncertificated form shall not affect shares represented by a certificate until the certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by any two authorized officers of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Indemnification and Advancement of Expenses

Section 6.1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation.

Section 6.2. Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

Section 6.3. Claims. If a claim for indemnification (following the final disposition of such proceeding) or advancement of expenses under this Article VI is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 6.4. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.5. Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 6.6. Amendment or Repeal. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

Section 6.7. Other Indemnification and Advancement of Expenses. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE VII

Miscellaneous

Section 7.1. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.2. Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3. Method of Notice. Whenever notice is required by law, the Certificate of Incorporation or these bylaws to be given by the Corporation to any director, committee member or stockholder, personal notice shall not be required and any such notice may be given in writing (a) by mail, addressed to such director, committee member or stockholder at his or her address as it appears on the books of the Corporation, or (b) by any other method permitted by law (including, but not limited to, overnight courier service, facsimile, electronic mail or other means of electronic transmission) directed to the addressee at his, her or its address most recently provided to the Corporation. Any notice given by the Corporation by mail shall be deemed to have been given at the time when deposited in the United States mail. Any notice given by the Corporation by overnight courier service shall be deemed to have been given when delivered to such service. Any notice given by the Corporation by facsimile, electronic mail or other means of electronic transmission that generally can be accessed by or on behalf of the receiving party at substantially the same time as it is transmitted shall be deemed to have been given when transmitted, unless the Corporation receives a prompt reply that such transmission is undeliverable to the address to which it was directed.

Section 7.4. Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 7.5. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.6. Amendment of Bylaws. These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the Board of Directors.

Section 7.7. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 7.8. Facsimile Signature. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Annex D

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ENDRA LIFE SCIENCES INC.

ENDRA Life Sciences Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The certificate of incorporation of the Corporation is hereby amended by adding the following new paragraph to Article FOURTH thereof:

“Upon the effectiveness of this Certificate of Amendment of Certificate of Incorporation (the “Effective Time”), each share of the Common Stock issued immediately prior to the Effective Time shall be automatically reclassified as and converted into [●/●][●/●] of a share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock into which shares of Common Stock have been reclassified and converted as provided for in the immediately preceding sentence.”

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed and acknowledged this    day of ______, 2026.

ENDRA Life Sciences

By:
Name: Alexander Tokman
Title: Chief Executive Officer

D-1

Annex E

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENDRA LIFE SCIENCES INC.

ENDRA Life Sciences Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The present name of the Corporation is “ENDRA Life Sciences Inc.” The Corporation was originally incorporated under the name “ENDRA Inc.” by the filing of its original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware on July 18, 2007.

2. The Amended and Restated Certificate of Incorporation of the Corporation in the form attached hereto as Exhibit A (the “Restated Certificate”) has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL.

3. The Restated Certificate restates and amends the provisions of the Certificate of Incorporation of the Corporation as heretofore amended.

4. The Restated Certificate so adopted reads in full as set forth in the form attached hereto as Exhibit A and is incorporated herein by this reference.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed and acknowledged by the undersigned duly authorized officer of the Corporation on this [●] day of [●].

ENDRA Life Sciences Inc.

By:
Name: [●]
Title: [●]

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

FIRST: The name of the corporation (the “Corporation”) is:

4K Resources Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

FOURTH:

1. AUTHORIZED CAPITAL STOCK.

The total number of shares of capital stock that the Corporation is authorized to issue is 1,250,000,000 shares, divided into three classes consisting of (a) 1,000,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”); (b) 200,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and, together with Class A Common Stock, the “Common Stock”); and (c) 50,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Upon the effectiveness of this Amended and Restated Certificate of Incorporation (the “Effective Time”), each share of the Corporation’s common stock, par value $0.0001, issued and outstanding or held as treasury stock immediately prior to the Effective Time, shall, automatically and without further action by any stockholder, be reclassified as, and converted into, one share of Class A Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of the Corporation’s common stock shall, from and after the Effective Time, automatically be deemed to represent the number of shares of Class A Common Stock into which such shares of the Corporation’s common stock shall have been reclassified and converted as provided in the immediately preceding sentence without the need for surrender or exchange thereof.

The number of authorized shares of Preferred Stock or either class of Common Stock may be increased or decreased (but not below the number of shares thereof then-outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either the Preferred Stock or either class of Common Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

2. COMMON STOCK.

(a) Voting Rights.

(i) Except as otherwise provided in this Certificate of Incorporation or otherwise required by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or to be acted on by consent of the stockholders of the Corporation.

(ii) Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote or to be acted on by consent of the stockholders of the Corporation.

(iii) Except as otherwise provided in this Certificate of Incorporation or otherwise required by applicable law, each holder of Class B Common Stock shall be entitled to ten votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or to be acted on by consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the board of directors of the Corporation (the “Board of Directors”) from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

(c) Liquidation. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock shall be divided among and paid ratably to the holders of the Class A Common Stock and the Class B Common Stock treated as a single class unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved in advance by the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

(d) Subdivision or Combination. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner; provided, however, that shares of one such class of Common Stock may be subdivided or combined in a different or disproportionate manner if such subdivision or combination is approved in advance by the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

(e) Equal Status. Except as expressly provided in this Article FOURTH, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), share ratably and be identical in all respects as to all matters.

(f) Conversion of Class B Common Stock.

(i) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof. Before any holder of Class B Common Stock shall be entitled voluntarily to convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office of the election to convert the same and shall state therein the name or names (A) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued if such shares are certificated or (B) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder’s election to convert, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Article FOURTH, Section 2(f)(i) shall be retired by the Corporation and shall not be available for reissuance.

(ii) Automatic Conversion. (A) Each share of Class B Common Stock shall automatically, without further action by the holder thereof, be converted into one fully paid and nonassessable share of Class A Common Stock upon the occurrence of a Transfer (as defined below), other than a Permitted Transfer (as defined below), of such share of Class B Common Stock, and (B) all shares of Class B Common Stock shall automatically, without further action by any holder thereof, be converted into an identical number of shares of fully paid and nonassessable Class A Common Stock upon the affirmative vote (or written consent) of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a separate class (the occurrence of an event described in clause (A) or (B) of this Section 2(f)(ii), a “Conversion Event”). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation, or any transfer agent of the Corporation, shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B

Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to this Article FOURTH, Section 2(f)(ii) shall thereupon be retired by the Corporation and shall not be available for reissuance.

(iii) Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. If the Corporation has a reasonable basis to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request in writing that the holder of such shares furnish affidavits or other reasonable evidence to the Corporation as the Corporation deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred and if such holder does not, within thirty days after receipt of such written request, furnish reasonable evidence to the Corporation to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

(iv) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(v) Protective Provisions. The Corporation shall not, whether by merger, consolidation, conversion or otherwise, amend, alter, repeal or waive this Article FOURTH, Section 2 (or adopt any provision inconsistent therewith) or effect any reclassification of the shares of Class A Common Stock or Class B Common Stock, unless such action is first approved by the affirmative vote (or written consent) of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws, and, to the fullest extent permitted by law, the holders of Class A Common Stock shall have no right to vote thereon.

(g) Definitions. For purposes of this Article FOURTH:

(i) “Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person, and shall include any principal, managing member, director, general partner, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation).

(ii) “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise.

(iii) “Family Member” shall mean, with respect to any holder of Class B Common Stock, (A) the spouse, and any parent, child, sibling, parent-in-law or child-in-law of such stockholder, (B) any individual who shares a home (other than a domestic employee) with such stockholder or (C) any lineal descendant (including by adoption) of any of the foregoing individuals.

(iv) “Permitted Transfer” shall mean a Transfer by a holder of Class B Common Stock to any of the persons or entities listed below (each, a “Permitted Transferee”) and from any such Permitted Transferee back to such holder of Class B Common Stock and/or any other Permitted Transferee established by or for such holder of Class B Common Stock:

(A) a broker or other nominee; provided that the transferor retains (1) Voting Control, (2) control over the disposition of such shares, and (3) the economic consequences of ownership of such shares;

(B) by a holder of Class B Common Stock who is a natural person to any of the following Permitted Transferees:

(1) a trust for the benefit of such holder or other persons so long as the holder (either alone or with any Family Member of such holder) retains: (i) Voting Control, (ii) control over the disposition of such shares, and (iii) such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the holder; provided that in the event such holder (either alone or with any Family Member of such holder) no longer retains Voting Control and control over the disposition of the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(2) a Family Member; provided such Transfer does not involve any payment of cash, securities, property or other consideration to the holder;

(3) a trust under the terms of which such holder has retained a “qualified interest” within the meaning of Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and/or a reversionary interest so long as the holder (either alone or with any Family Member of such holder) retains Voting Control and control over the disposition of the shares of Class B Common Stock held by such trust; provided, however, that in the event the holder (either alone or with any Family Member of such holder) no longer retains Voting Control and control over the disposition of the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(4) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such holder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such holder (either alone or with any Family Member of such holder) retains Voting Control and control over the disposition of the shares of Class B Common Stock held in such account, plan or trust, and provided, further, that in the event the holder (either alone or with any Family Member of such holder) no longer retains Voting Control and control over the disposition of the shares of Class B Common Stock held by such account, plan or trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(5) a corporation, partnership or limited liability company in which such holder (either alone or with any Family Member of such holder) directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as applicable, or otherwise has legally enforceable rights, such that the holder (either alone or with any Family Member of such holder) retains Voting Control and control over the disposition of the shares of Class B Common Stock held by such corporation, partnership or limited liability company; provided that in the event the holder (either alone or with any Family Member of such holder) no longer owns sufficient shares, partnership interests or membership interests, as applicable, or no longer has sufficient legally enforceable rights to ensure the holder (either alone or with any Family Member of such holder) retains Voting Control and control over the disposition of the shares of Class B Common Stock held by such corporation, partnership or limited liability company, as applicable, each share of Class B Common Stock then held by such corporation, partnership or limited liability company, as applicable, shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

(C) an ASP Permitted Holder (as defined below); and

(D) any Person approved by ASP (as defined below).

(v) “Person” shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.

(vi) “ASP Permitted Holder” shall mean ASP Isotopes Inc. (“ASP”) and its Affiliates.

(vii) “Transfer” (including the term “Transferred”) of a share of Class B Common Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of, or entering into a binding agreement with respect to, Voting Control over such share, by proxy or otherwise. Notwithstanding the foregoing, the following shall not be considered a “Transfer” within the meaning of this Article FOURTH:

(A) the granting by a stockholder of a proxy to (y) officers or directors of the Corporation at the request of the Board of Directors, or (z) a representative of such stockholder, in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders;

(B) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Permitted Transfer” at such time; or

(C) any change in the trustees or the Person(s) acting as a fiduciary with respect to an ASP Permitted Holder having or exercising Voting Control over shares of Class B Common Stock of an ASP Permitted Holder; provided that following such change such ASP Permitted Holder continues to be an ASP Permitted Holder.

(viii) “Voting Control” shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

3. PREFERRED STOCK. The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors of the Corporation may determine. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the undesignated Preferred Stock in one or more series, each with such designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by the Board of Directors to create such series, and a certificate of said resolution or resolutions (a “Certificate of Designation”) shall be filed in accordance with the DGCL. The authority of the Board of Directors with respect to each such series shall include, without limitation of the foregoing, the right to provide that the shares of each such series may be: (a) subject to redemption at such time or times and at such price or prices; (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (d) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of the Corporation at such price or prices or at such rates of exchange and with such adjustments, if any; (e) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of Preferred Stock; or (f) entitled to such other preferences, powers, qualifications and rights, all as the Board of Directors may deem advisable and as are not inconsistent with law and the provisions of this Certificate of Incorporation.

FIFTH:

1. NUMBER OF DIRECTORS. The number of directors of the Corporation shall be determined exclusively by resolution adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” means the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships.

2. ELECTION OF DIRECTORS. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Directors need not be stockholders of the Corporation. Unless required by the Bylaws, the election of the Board of Directors need not be by written ballot.

3. VACANCIES. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may be filled only by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

SIXTH: The following provisions are included for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its Board of Directors and stockholders:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation.

2. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the amendment of the Bylaws by the Corporation’s stockholders shall require the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

3. The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

SEVENTH: Special meetings of stockholders (i) may be called on the order of a majority of the Whole Board, the Chairman of the Board, the Chief Executive Officer or the President (in the absence of a chief executive officer), and (ii) shall be called by the Secretary upon written request of the holders of record of at least twenty percent (20%) of the outstanding shares of Common Stock of the Corporation at the time such request is validly submitted by the holders of such requisite percentage of such outstanding shares, subject to and in compliance with this Article SEVENTH and the Bylaws of the Corporation. Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. Business transacted at special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

EIGHTH: The Corporation shall indemnify (and advance expenses to) its officers and directors to the full extent permitted by the DGCL, as amended from time to time.

NINTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, for any act or omission, except that a director may be liable (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The elimination and limitation of liability provided herein shall continue after a director has ceased to occupy such position as to acts or omissions occurring during such director’s term or terms of office. Any amendment, repeal or modification of this Article NINTH shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for all “internal corporate claims.” “Internal corporate claims” means claims, including claims in the right of the Corporation, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which Title 8 of the Delaware Code confers jurisdiction upon the Court of Chancery, except for, as to each of (i) through (ii) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article TENTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article TENTH (including, without limitation, each portion of any sentence of this Article TENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of the Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Certificate of Incorporation inconsistent with Article FIFTH, Article SIXTH, Article SEVENTH, Article NINTH, Article TENTH or this Article ELEVENTH.

Annex F

4K RESOURCES INC.

2026 LONG-TERM INCENTIVE PLAN

The 4K Resources Inc. 2026 Long-Term Incentive Plan (the “Plan”) was adopted by the Board of Directors of 4K Resources Inc., a Delaware corporation (the “Company”), effective as of [●], 2026 (the “Board Approval Date”) to be effective as of the date the Plan is approved by the Company’s stockholders (the “Effective Date”).

Article 1.
PURPOSE

The purpose of the Plan is to attract and retain the services of key Employees, key Contractors, and Outside Directors of the Company and its Subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards, Dividend Equivalent Rights, Tandem Awards, and Other Awards, whether granted singly, in combination, or in tandem, that will:

(a) increase the interest of such persons in the Company’s welfare;

(b) furnish an incentive to such persons to continue their services for the Company or its Subsidiaries; and

(c) provide a means through which the Company may attract able persons as Employees, Contractors, and Outside Directors.

With respect to Reporting Participants, the Plan and all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, such provision or action shall be deemed null and void ab initio, to the extent permitted by law and deemed advisable by the Committee.

Article 2.
DEFINITIONS

For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 “Applicable Law” means all legal requirements relating to the administration of equity incentive plans and the issuance and distribution of shares of Common Stock, if any, under applicable corporate laws, applicable securities laws, the rules of any exchange or inter-dealer quotation system upon which the Company’s securities are listed or quoted, the rules of any foreign jurisdiction applicable to Incentives granted to residents therein, and any other applicable law, rule or restriction.

2.2 “Authorized Officer” is defined in Section 3.2(b) hereof.

2.3 “Award” means the grant of any Incentive Stock Option, Nonqualified Stock Option, Restricted Stock, SAR, Restricted Stock Unit, Performance Award, Dividend Equivalent Right, or Other Award, whether granted singly or in combination or in tandem (each individually referred to herein as an “Incentive”).

2.4 “Award Agreement” means a written agreement between a Participant and the Company which sets out the terms of the grant of an Award.

2.5 “Award Period” means the period set forth in the Award Agreement during which one or more Incentives granted under an Award may be exercised.

2.6 “Board” means the board of directors of the Company.

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2.7 “Change in Control” means the occurrence of the event set forth in any one of the following paragraphs, except as otherwise provided herein:

(a) any Person, or more than one Person acting as a “group” (as defined in Section 13(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (c) below;

(b) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(c) there is consummated a merger, share exchange, reorganization, consolidation or similar transaction involving the Company, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person, becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; or

(d) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated the sale or disposition by the Company, in one or a series of related transactions, of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

For purposes hereof:

“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

“Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act except that a Person shall be deemed to be the “Beneficial Owner” of all shares that any such Person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants, options or otherwise, without regard to the 60-day period referred to in such rule.

“Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

Notwithstanding the foregoing, (i) a transaction will not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company’s securities immediately before the transaction and (ii) no transaction or series of transactions shall be deemed to constitute a Change in Control unless and to the extent such transaction or transactions constitute a change in ownership or control under Section 409A of the Code.

2.8 “Claim” means any claim, liability or obligation of any nature, arising out of or relating to this Plan or an alleged breach of this Plan or an Award Agreement.

2.9 “Code” means the United States Internal Revenue Code of 1986, as amended.

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2.10 “Committee” means the committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

2.11 “Common Stock” means the Company’s Class A common stock, par value $0.0001 per share, which the Company is currently authorized to issue or may in the future be authorized to issue, or any securities into which or for which the common stock of the Company may be converted or exchanged, as the case may be, pursuant to the terms of this Plan.

2.12 “Company” means 4K Resources Inc., a Delaware corporation, and any successor entity.

2.13 “Contractor” means any natural person (or a wholly owned alter ego entity of the natural person providing such services of which such person is an employee, stockholder, or partner), who is not an Employee, rendering bona fide services to the Company or a Subsidiary, with compensation, provided that such services are not rendered in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

2.14 “Corporation” means any entity that (a) is defined as a corporation under Section 7701 of the Code and (b) is the Company or is in an unbroken chain of corporations (other than the Company) beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain. For purposes of clause (b) hereof, an entity shall be treated as a “corporation” if it satisfies the definition of a corporation under Section 7701 of the Code.

2.15 “Date of Grant” means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement; provided, however, that solely for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, the Date of Grant of an Award shall be the date of stockholder approval of the Plan if such date is later than the effective date of such Award as set forth in the Award Agreement.

2.16 “Dividend Equivalent Right” means the right of the holder thereof to receive credits based on the cash dividends that would have been paid on the shares of Common Stock specified in the Award if such shares were held by the Participant to whom the Award is made.

2.17 “Employee” means a common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of the Company or any Subsidiary of the Company; provided, however, in the case of individuals whose employment status, by virtue of their employer or residence, is not determined under Section 3401(c) of the Code, “Employee” shall mean an individual treated as an employee for local payroll tax or employment purposes by the applicable employer under Applicable Law for the relevant period. An Employee on a leave of absence may be considered as still in the employ of the Company or its Subsidiaries for purposes of eligibility for participation in the Plan.

2.18 “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.19 “Exercise Date” is the date (i) with respect to any Stock Option, that the Participant has delivered both the Exercise Notice and consideration to the Company with a value equal to the total Option Price of the shares to be purchased (plus any income and/or employment tax withholding or other tax payment due with respect to such Award); and (ii) with respect to any SAR, that the Participant has delivered both the Exercise Notice and consideration to the Company with a value equal to any income and/or employment tax withholding or other tax payment due with respect to such SAR.

2.20 “Exercise Notice” is defined in Section 8.3(b) hereof.

2.21 “Fair Market Value” means, as of a particular date, (a) if the shares of Common Stock are listed on any established national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date (as determined by the Committee, in its discretion), or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (b) if the shares of Common Stock are not so listed, but are quoted on an automated quotation system, the closing sales price per share of Common Stock reported on the automated quotation system on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (c) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the OTCQX, OTCQB, OTCID or OTC Pink (Pink Open Market); or (d) if none of the above is applicable, such amount as may be determined by the Committee (acting on the advice of an Independent Third Party, should the Committee elect in its sole discretion to utilize an Independent Third Party for this purpose), in good faith, to be the fair market value per share of Common Stock. The determination of Fair Market Value shall, where applicable, be in compliance with Section 409A of the Code.

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2.22 “Immediate Family Members” is defined in Section 15.8 hereof.

2.23 “Incentive” is defined in Section 2.3 hereof.

2.24 “Incentive Stock Option” or “ISO” means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

2.25 “Independent Third Party” means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Committee may utilize one or more Independent Third Parties.

2.26 “Nonqualified Stock Option” means a nonqualified stock option, granted pursuant to this Plan, which is not an Incentive Stock Option.

2.27 “Option Price” means the price which must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.

2.28 “Other Award” means an Award issued pursuant to Section 6.9 hereof.

2.29 “Outside Director” means a director of the Company who is not an Employee or a Contractor.

2.30 “Participant” means an Employee, Contractor or an Outside Director to whom an Award is granted under this Plan.

2.31 “Performance Award” means an Award hereunder of cash, shares of Common Stock, units or rights based upon, payable in, or otherwise related to, Common Stock pursuant to Section 6.7 hereof.

2.32 “Performance Goal” means any of the performance goals relating to one or more business or individual performance criteria established by the Committee in its sole discretion.

2.33 “Plan” means this 4K Resources Inc. 2026 Long-Term Incentive Plan, as amended from time to time.

2.34 “Reporting Participant” means a Participant who is subject to the reporting requirements of Section 16 of the Exchange Act.

2.35 “Restricted Stock” means shares of Common Stock issued or transferred to a Participant pursuant to Section 6.4 of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

2.36 “Restricted Stock Units” means units awarded to Participants pursuant to Section 6.6 hereof, which are convertible into Common Stock at such time as such units are no longer subject to restrictions as established by the Committee.

2.37 “Restriction Period” is defined in Section 6.4(b)(i) hereof.

2.38 “SAR” or “Stock Appreciation Right” means the right to receive an amount, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock as of the date the SAR is exercised (or, as provided in the Award Agreement, converted) over the SAR Price for such shares.

2.39 “SAR Price” means the exercise price or conversion price of each share of Common Stock covered by a SAR, determined on the Date of Grant of the SAR.

2.40 “Spread” is defined in Section 12.4(b) hereof.

2.41 “Stock Option” means a Nonqualified Stock Option or an Incentive Stock Option.

2.42 “Subsidiary” means (a) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (b) any limited partnership, if the Company or any corporation described in item (a) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (c) any partnership or limited liability company, if

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the partners or members thereof are composed only of the Company, any corporation listed in item (a) above or any limited partnership listed in item (b) above. “Subsidiaries” means more than one of any such corporations, limited partnerships, partnerships or limited liability companies.

2.43 “Termination of Service” occurs when a Participant who is (a) an Employee of the Company or any Subsidiary ceases to serve as an Employee of the Company and its Subsidiaries, for any reason; (b) an Outside Director of the Company or a Subsidiary ceases to serve as a director of the Company and its Subsidiaries for any reason; or (c) a Contractor of the Company or a Subsidiary ceases to serve as a Contractor of the Company and its Subsidiaries for any reason. Except as may be necessary or desirable to comply with applicable federal or state law or as otherwise may be provided by a Participant’s Award Agreement, a “Termination of Service” shall not be deemed to have occurred when a Participant who is an Employee becomes an Outside Director or Contractor or vice versa. If, however, a Participant who is an Employee and who has an Incentive Stock Option ceases to be an Employee but does not suffer a Termination of Service, and if that Participant does not exercise the Incentive Stock Option within the time required under Section 422 of the Code upon ceasing to be an Employee, the Incentive Stock Option shall thereafter become a Nonqualified Stock Option. Notwithstanding the foregoing provisions of this Section 2.43, in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of “Termination of Service” for purposes of such Award shall be the definition of “separation from service” provided for under Section 409A of the Code and the regulations or other guidance issued thereunder.

2.44 “Total and Permanent Disability” means a Participant is qualified for long-term disability benefits under the Company’s or Subsidiary’s disability plan or insurance policy or under any applicable non-U.S. law; or, if no such plan or policy is then in existence or if the Participant is not eligible to participate in such plan or policy, that the Participant, because of a physical or mental condition resulting from bodily injury, disease, or mental disorder, is unable to perform the Participant’s duties of employment for a period of six continuous months, as determined in good faith by the Committee, based upon medical reports or other evidence satisfactory to the Committee; provided that, with respect to any Incentive Stock Option, Total and Permanent Disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code. Notwithstanding the foregoing provisions of this Section 2.44, in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of “Total and Permanent Disability” for purposes of such Award shall be the definition of “disability” provided for under Section 409A of the Code and the regulations or other guidance issued thereunder.

Article 3.
ADMINISTRATION

3.1 General Administration; Establishment of Committee. Subject to the terms of this Article 3, the Plan shall be administered by the Board or such committee of the Board as is designated by the Board to administer the Plan (the “Committee”). The Committee shall consist of not fewer than two persons, unless there are not two members of the Board who meet the qualification requirements set forth herein to administer the Plan, in which case, the Committee may consist of one person. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board. At any time there is no Committee to administer the Plan, any references in this Plan to the Committee shall be deemed to refer to the Board.

Membership on the Committee shall be limited to those members of the Board who are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act. The Committee shall select one of its members to act as its Chairman. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

3.2 Designation of Participants and Awards.

(a) The Committee or the Board shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement, where applicable, the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance requirements, as are approved by the Committee, but not inconsistent with the Plan. The Committee shall determine whether an Award shall include one type of Incentive or two or more Incentives granted in combination or two or more Incentives granted in tandem (that is, a joint grant where exercise of one Incentive results in cancellation of all or a portion of the other Incentive). Although the members of the Committee shall be eligible to receive Awards, all decisions with respect to any Award, and the terms and conditions thereof, to be granted under the Plan to any member of the Committee shall be made solely and exclusively by the other members of the Committee, or if such member is the only member of the Committee, by the Board.

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(b) Notwithstanding Section 3.2(a), to the extent permitted by Applicable Law, the Committee may, in its discretion and by a resolution adopted by the Committee, authorize one or more officers of the Company (an “Authorized Officer”) to (i) designate one or more Employees as eligible persons to whom Awards will be granted under the Plan, and (ii) determine the number of shares of Common Stock that will be subject to such Awards; provided, however, that the resolution of the Committee granting such authority shall (w) specify the total number of shares of Common Stock that may be made subject to the Awards, (x) set forth the price or prices (or a formula by which such price or prices may be determined) to be paid for the purchase of the Common Stock subject to such Awards, (y) not authorize an officer to designate such officer as a recipient of any Award, and (z) not authorize an Authorized Officer to designate any individual who is a Reporting Participant as an eligible person to whom an Award may be granted (i.e., delegation authority under this Section 3.2(b) may not be used to make an Award to a Reporting Participant).

3.3 Authority of the Committee. The Committee, in its discretion, shall (a) interpret the Plan and Award Agreements, (b) prescribe, amend, and rescind any rules and regulations and sub-plans (including sub-plans for Awards made to Participants who are not residents in the United States), as necessary or appropriate for the administration of the Plan, to obtain favorable tax treatment for the Awards or to ensure compliance with securities law, (c) establish performance goals for an Award and certify the extent of their achievement, and (d) make such other determinations or certifications and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties. The Committee’s discretion set forth herein shall not be limited by any provision of the Plan, including any provision which by its terms is applicable notwithstanding any other provision of the Plan to the contrary.

The Committee may delegate to officers of the Company, pursuant to a written delegation, the authority to perform specified functions under the Plan. Any actions taken by any officers of the Company pursuant to such written delegation of authority shall be deemed to have been taken by the Committee.

With respect to restrictions in the Plan that are based on the requirements of Rule 16b‑3 promulgated under the Exchange Act, Section 422 of the Code, the rules of any exchange or inter-dealer quotation system upon which the Company’s securities are listed or quoted, or any other Applicable Law, to the extent that any such restrictions are no longer required by Applicable Law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such formerly-mandated restrictions and/or to waive any such formerly-mandated restrictions with respect to outstanding Awards.

Article 4.
ELIGIBILITY

Any Employee (including an Employee who is also a director or an officer), Contractor or Outside Director of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan; provided that only Employees of a Corporation shall be eligible to receive Incentive Stock Options. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any such Employee, Contractor or Outside Director. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, Awards need not contain similar provisions. The Committee’s determinations under the Plan (including, without limitation, determinations of which Employees, Contractors or Outside Directors, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Participants who receive, or are eligible to receive, Awards under the Plan.

Article 5.
SHARES SUBJECT TO PLAN

5.1 Number Available for Awards. Subject to adjustment as provided in Articles 11 and 12, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan is [●] shares (the “Authorized Shares”), of which 100% may be delivered pursuant to Incentive Stock Options (the “ISO Limit”). Notwithstanding the foregoing, on the first trading day of each calendar year beginning with the calendar year 2027 and ending and including 2036, the number of Authorized Shares for grant under the Plan shall be increased by the number of shares of Common Stock such that the Authorized Shares equals the lesser of (a) [●]% of the aggregate number of shares of Common Stock outstanding on December 31 of the immediately preceding calendar year, and (b) such smaller number of shares of Common Stock as is determined by the Board in its sole discretion, provided, however, that no such adjustment shall have any effect on, or otherwise change the ISO Limit, except for any adjustments permitted in Articles 11 and 12 below. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan.

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5.2 Reuse of Shares. To the extent that any Award under this Plan shall be forfeited, shall expire or be canceled, in whole or in part, then the number of shares of Common Stock covered by the Award so forfeited, expired or canceled may again be awarded pursuant to the provisions of this Plan. In the event that previously acquired shares of Common Stock are delivered to the Company in full or partial payment of the exercise price for the exercise of a Stock Option granted under this Plan, the number of shares of Common Stock available for future Awards under this Plan shall be reduced only by the net number of shares of Common Stock issued upon the exercise of the Stock Option. Awards that may be satisfied either by the issuance of shares of Common Stock or by cash or other consideration shall be counted against the maximum number of shares of Common Stock that may be issued under this Plan only during the period that the Award is outstanding or to the extent the Award is ultimately satisfied by the issuance of shares of Common Stock. Awards will not reduce the number of shares of Common Stock that may be issued pursuant to this Plan if the settlement of the Award will not require the issuance of shares of Common Stock, as, for example, a SAR that can be satisfied only by the payment of cash. Notwithstanding any provisions of the Plan to the contrary, shares forfeited back to the Company, shares canceled on account of termination, expiration or lapse of an Award, shares surrendered in payment of the exercise price of a Stock Option or shares withheld for payment of applicable employment taxes and/or withholding obligations resulting from the exercise of an option shall not increase the ISO Limit.

5.3 Limitation on Outside Director Awards. No Outside Director may be granted any Award or Awards denominated in shares that exceed in the aggregate $[●] in Fair Market Value (such Fair Market Value computed as of the Date of Grant) in any calendar year period, plus an additional $[●] in Fair Market Value (determined as of the Date of Grant) for one-time awards to a newly appointed or elected Outside Director.

Article 6.
GRANT OF AWARDS

6.1 In General.

(a) The grant of an Award shall be authorized by the Committee and shall be evidenced by an Award Agreement setting forth the Incentive or Incentives being granted, the total number of shares of Common Stock subject to the Incentive(s), the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance objectives, as are approved by the Committee, but (i) not inconsistent with the Plan, and (ii) to the extent an Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The Company shall execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within 10 years of the Board Approval Date. The Plan shall be submitted to the Company’s stockholders for approval at the first stockholder meeting after the Board Approval Date; however, the Committee may grant Awards under the Plan prior to the time of stockholder approval. Any such Award granted prior to such stockholder approval shall be made subject to the attainment of such stockholder approval. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

(b) If the Committee establishes a purchase price for an Award, the Participant must accept such Award within a period of 30 days (or such shorter period as the Committee may specify) after the Date of Grant by executing the applicable Award Agreement and paying such purchase price.

(c) Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.

6.2 Option Price. The Option Price for any share of Common Stock which may be purchased under a Nonqualified Stock Option for any share of Common Stock must be equal to or greater than the Fair Market Value of the share on the Date of Grant. The Option Price for any share of Common Stock which may be purchased under an Incentive Stock Option must be at least equal to the Fair Market Value of the share on the Date of Grant; if an Incentive Stock Option is granted to an Employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary), the Option Price shall be at least 110% of the Fair Market Value of the Common Stock on the Date of Grant.

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6.3 Maximum ISO Grants. The Committee may not grant Incentive Stock Options under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the Date of Grant) of the Common Stock with respect to which Incentive Stock Options (under this and any other plan of the Company and its Subsidiaries) are exercisable for the first time by such Employee during any calendar year to exceed $100,000. To the extent any Stock Option granted under this Plan which is designated as an Incentive Stock Option exceeds this limit or otherwise fails to qualify as an Incentive Stock Option, such Stock Option (or any such portion thereof) shall be a Nonqualified Stock Option. In such case, the Committee shall designate which stock will be treated as Incentive Stock Option stock by causing the electronic registration of a share (or, if applicable, the issuance of a separate stock certificate) and identifying such stock as Incentive Stock Option stock on the Company’s stock transfer records.

6.4 Restricted Stock. If Restricted Stock is granted to or received by a Participant under an Award (including a Stock Option), the Committee shall set forth in the related Award Agreement, as applicable: (a) the number of shares of Common Stock awarded, (b) the price, if any, to be paid by the Participant for such Restricted Stock and the method of payment of the price, (c) the time or times within which such Award may be subject to forfeiture, (d) specified Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (e) all other terms, limitations, restrictions, and conditions of the Restricted Stock, which shall be consistent with this Plan, to the extent applicable and, to the extent Restricted Stock granted under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The provisions of Restricted Stock need not be the same with respect to each Participant.

(a) Legend on Shares. The Company shall electronically register the Restricted Stock awarded to a Participant in the name of such Participant, which shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. No stock certificate or certificates shall be issued with respect to such shares of Common Stock, unless, following the expiration of the Restriction Period (as defined in Section 6.4(b)(i)) without forfeiture in respect of such shares of Common Stock, the Participant requests delivery of the certificate or certificates by submitting a written request to the Committee (or such party designated by the Company) requesting delivery of the certificates. The Company shall deliver the certificates requested by the Participant to the Participant as soon as administratively practicable following the Company’s receipt of such request.

(b) Restrictions and Conditions. Shares of Restricted Stock shall be subject to the following restrictions and conditions:

(i) Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant or the date of exercise of an Award (the “Restriction Period”), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock. Except for these limitations, the Committee may in its sole discretion, remove any or all of the restrictions on such Restricted Stock whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date of the Award, such action is appropriate.

(ii) Except as provided in sub-paragraph (a) above or in the applicable Award Agreement, the Participant shall have, with respect to the Participant’s Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Shares of Common Stock free of restriction under this Plan shall be electronically registered in the Participant’s name (or, if certificates are issued shall be delivered to the Participant) promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such shares of Common Stock or after any other restrictions imposed on such shares of Common Stock by the applicable Award Agreement or other agreement have expired. Common Stock forfeited under the provisions of the Plan and the applicable Award Agreement shall be promptly returned to the Company by the forfeiting Participant (including, if applicable, any certificates for such shares). Each Award Agreement shall require that: each Participant, in connection with the issuance of a certificate for Restricted Stock, shall endorse such certificate in blank or execute a stock power in form satisfactory to the Company in blank and deliver such certificate and executed stock power to the Company.

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(iii) The Restriction Period, subject to Article 12 of the Plan, unless otherwise established by the Committee in the Award Agreement setting forth the terms of the Restricted Stock, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on length of continuous service or such Performance Goals, as may be determined by the Committee in its sole discretion.

(iv) Except as otherwise provided in the particular Award Agreement, upon Termination of Service for any reason during the Restriction Period, the nonvested shares of Restricted Stock shall be forfeited by the Participant. In the event a Participant has paid any consideration to the Company for such forfeited Restricted Stock, the Committee shall specify in the Award Agreement that either (1) the Company shall be obligated to, or (2) the Company may, in its sole discretion, elect to, pay to the Participant, as soon as practicable after the event causing forfeiture, in cash, an amount equal to the lesser of the total consideration paid by the Participant for such forfeited shares or the Fair Market Value of such forfeited shares as of the date of Termination of Service, as the Committee, in its sole discretion shall select. Upon any forfeiture, all rights of a Participant with respect to the forfeited shares of the Restricted Stock shall cease and terminate, without any further obligation on the part of the Company.

6.5 SARs. The Committee may grant SARs to any Participant, either as a separate Award or in connection with a Stock Option. SARs shall be subject to such terms and conditions as the Committee shall impose, provided that such terms and conditions are (a) not inconsistent with the Plan, and (b) to the extent a SAR issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The grant of the SAR may provide that the holder may be paid for the value of the SAR either in cash or in shares of Common Stock, or a combination thereof. In the event of the exercise of a SAR payable in shares of Common Stock, the holder of the SAR shall receive that number of whole shares of Common Stock having an aggregate Fair Market Value on the date of exercise equal to the value obtained by multiplying (a) the difference between the Fair Market Value of a share of Common Stock on the date of exercise over the SAR Price as set forth in such SAR (or other value specified in the Award Agreement granting the SAR), by (b) the number of shares of Common Stock as to which the SAR is exercised, with a cash settlement to be made for any fractional shares of Common Stock. The SAR Price for any share of Common Stock subject to a SAR may be equal to or greater than the Fair Market Value of the share on the Date of Grant. The Committee, in its sole discretion, may place a ceiling on the amount payable upon exercise of a SAR, but any such limitation shall be specified at the time that the SAR is granted.

6.6 Restricted Stock Units. Restricted Stock Units may be awarded or sold to any Participant under such terms and conditions as shall be established by the Committee, provided, however, that such terms and conditions are (a) not inconsistent with the Plan, and (b) to the extent a Restricted Stock Unit issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. Restricted Stock Units shall be subject to such restrictions as the Committee determines, including, without limitation, (a) a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period; or (b) a requirement that the holder forfeit (or in the case of shares of Common Stock or units sold to the Participant, resell to the Company at cost) such shares or units in the event of Termination of Service during the period of restriction. The value of Restricted Stock Units may be paid in Common Stock, cash, or a combination of both, as determined by the Committee, in its sole discretion, and set forth in the Award Agreement.

6.7 Performance Awards.

(a) The Committee may grant Performance Awards to one or more Participants. The terms and conditions of Performance Awards shall be specified at the time of the grant and may include provisions establishing the performance period, the Performance Goals to be achieved during a performance period, and the maximum or minimum settlement values, provided that such terms and conditions are (i) not inconsistent with the Plan and (ii) to the extent a Performance Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. If the Performance Award is to be in shares of Common Stock, the Performance Awards may provide for the issuance of the shares of Common Stock at the time of the grant of the Performance Award or at the time of the certification by the Committee that the Performance Goals for the performance period have been met; provided, however, if shares of Common Stock are issued at the time of the grant of the Performance Award and if, at the end of the performance period, the Performance Goals are not certified by the Committee to have been fully satisfied, then, notwithstanding any other provisions of this Plan to the contrary, the Common Stock shall be forfeited in accordance with the terms of the grant to the extent the Committee determines that the Performance Goals were not met. The forfeiture of shares of Common Stock issued at the time of the grant of the Performance Award due to failure to achieve the established Performance Goals shall be separate from and in addition to any other restrictions provided for in this Plan that may be applicable to such shares of Common Stock. Each Performance Award granted to one or more Participants shall have its own terms and conditions.

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If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in the Company’s business, operations, corporate structure, or for other reasons that the Committee deems satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

(b) Performance Awards may be valued by reference to the Fair Market Value of a share of Common Stock or according to any formula or method deemed appropriate by the Committee, in its sole discretion, including, but not limited to, achievement of Performance Goals or other specific financial, production, sales or cost performance objectives that the Committee believes to be relevant to the Company’s business and/or remaining in the employ of the Company or a Subsidiary for a specified period of time. Performance Awards may be paid in cash, shares of Common Stock, or other consideration, or any combination thereof. If payable in shares of Common Stock, the consideration for the issuance of such shares may be the achievement of the performance objective established at the time of the grant of the Performance Award. Performance Awards may be payable in a single payment or in installments and may be payable at a specified date or dates or upon attaining the performance objective. The extent to which any applicable performance objective has been achieved shall be conclusively determined by the Committee.

6.8 Dividend Equivalent Rights. The Committee may grant a Dividend Equivalent Right to any Participant, either as a component of another Award or as a separate Award. The terms and conditions of the Dividend Equivalent Right shall be specified by the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Common Stock (which may thereafter accrue additional dividend equivalents). Any such reinvestment shall be at the Fair Market Value at the time thereof. Dividend Equivalent Rights may be settled in cash or shares of Common Stock, or a combination thereof, in a single payment or in installments. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other Award.

6.9 Other Awards. The Committee may grant to any Participant other forms of Awards, based upon, payable in, or otherwise related to, in whole or in part, shares of Common Stock or payable solely in cash, if the Committee determines that such other form of Award is consistent with the purpose and restrictions of this Plan. The terms and conditions of such other form of Award shall be specified by the grant. Such Other Awards may be granted for no cash consideration, for such minimum consideration as may be required by Applicable Law, or for such other consideration as may be specified by the grant. The value of Other Awards may be paid in Common Stock, cash, or a combination of both, as determined by the Committee, in its sole discretion, and set forth in the Award Agreement.

6.10 Performance Goals. Awards (whether relating to cash or shares of Common Stock) under the Plan may be made subject to the attainment of Performance Goals. Any Performance Goal may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index. Any Performance Goal may include or exclude (a) events that are of an unusual nature or indicate infrequency of occurrence, (b) gains or losses on the disposition of a business, (c) changes in tax or accounting regulations or laws, (d) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases, or (e) other similar occurrences. In all other respects, Performance Goals shall be calculated in accordance with the Company’s financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an Award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of the Company’s annual report.

6.11 Tandem Awards. The Committee may grant two or more Incentives in one Award in the form of a “Tandem Award,” so that the right of the Participant to exercise one Incentive shall be canceled if, and to the extent, the other Incentive is exercised. For example, if a Stock Option and a SAR are issued in a Tandem Award, and the Participant exercises the SAR with respect to 100 shares of Common Stock, the right of the Participant to exercise the related Stock Option shall be canceled to the extent of 100 shares of Common Stock.

6.12 No Repricing of Stock Options or SARs. The Committee may not “reprice” any Stock Option or SAR without stockholder approval. For purposes of this Section 6.12, “reprice” means any of the following or any other action that has the same effect: (a) amending a Stock Option or SAR to reduce its exercise price or base price, (b) canceling a Stock Option or SAR at a time when its exercise price or base price exceeds the Fair Market Value of a share of Common Stock in exchange for cash or a Stock Option, SAR, award of Restricted Stock or other equity award, or (c) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing in this Section 6.12 shall prevent the Committee from making adjustments pursuant to Article 11, from exchanging or cancelling Incentives pursuant to Article 12, or substituting Incentives in accordance with Article 14.

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6.13 Recoupment for Restatements. Notwithstanding any other language in this Plan to the contrary, all Awards granted hereunder are subject to any written clawback policies that the Company, with the approval of the Board or an authorized committee thereof, has adopted or may adopt either prior to or following the Effective Date. Any such policy may subject a Participant’s Awards and amounts paid or realized with respect to Awards to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy.

Article 7.
AWARD PERIOD; VESTING

7.1 Award Period. Subject to the other provisions of this Plan, the Committee may, in its discretion, provide that an Incentive may not be exercised in whole or in part for any period or periods of time or beyond any date specified in the Award Agreement. Except as provided in the Award Agreement, an Incentive may be exercised in whole or in part at any time during its term. The Award Period for an Incentive shall be reduced or terminated upon Termination of Service. No Incentive granted under the Plan may be exercised at any time after the end of its Award Period. No portion of any Incentive may be exercised after the expiration of 10 years from its Date of Grant. However, if an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary) and an Incentive Stock Option is granted to such Employee, the term of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five years from the Date of Grant.

7.2 Vesting. The Committee, in its sole discretion, may determine that an Incentive will be immediately vested in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon vesting, then, subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Incentive may be vested.

Article 8.
EXERCISE OR CONVERSION OF INCENTIVE

8.1 In General. A vested Incentive may be exercised or converted, during its Award Period, subject to limitations and restrictions set forth in the Award Agreement.

8.2 Securities Law and Exchange Restrictions. In no event may an Incentive be exercised or shares of Common Stock be issued pursuant to an Award if a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished.

8.3 Exercise of Stock Option.

(a) In General. If a Stock Option is exercisable prior to the time it is vested, the Common Stock obtained on the exercise of the Stock Option shall be Restricted Stock which is subject to the applicable provisions of the Plan and the Award Agreement. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Stock Option may be exercised. No Stock Option may be exercised for a fractional share of Common Stock. The granting of a Stock Option shall impose no obligation upon the Participant to exercise that Stock Option. Each Award Agreement with respect to a Stock Option shall include provisions governing exercise of the Stock Option on or following the Participant’s Termination of Service, which shall be established by the Committee in its sole discretion.

(b) Notice and Payment. Subject to such administrative regulations as the Committee may from time to time adopt, a Stock Option may be exercised by the delivery of written notice to the Company (in accordance with the notice provisions in the Participant’s Award Agreement) setting forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised (the “Exercise Notice”) and the Exercise Date thereof with respect to any Stock Option shall be the date that the Participant has delivered both the Exercise Notice and consideration to the Company with a value equal to the total Option Price of the shares to be purchased (plus any employment tax withholding or other tax payment due with respect to such Award), payable as provided in the Award Agreement, which may provide for payment in any one or more of the following ways: (i) cash or check, bank draft, or money order payable to the order of the Company, (ii) Common Stock (including Restricted Stock) owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, (iii) by delivery (including by FAX or electronic transmission) to the Company or its designated agent of an executed irrevocable option exercise form (or, to the extent permitted by the Company, exercise instructions, which may be

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communicated in writing, telephonically, or electronically) together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the Stock Option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, (iv) by requesting the Company to withhold the number of shares otherwise deliverable upon exercise of the Stock Option by the number of shares of Common Stock having an aggregate Fair Market Value equal to the aggregate Option Price at the time of exercise (i.e., a cashless net exercise), and/or (v) in any other form of valid consideration that is acceptable to the Committee in its sole discretion. In the event that shares of Restricted Stock are tendered as consideration for the exercise of a Stock Option, a number of shares of Common Stock issued upon the exercise of the Stock Option equal to the number of shares of Restricted Stock used as consideration therefor shall be subject to the same restrictions and provisions as the Restricted Stock so tendered. If the Participant fails to deliver the consideration described in this Section 8.3(b) within three business days of the date of the Exercise Notice, then the Exercise Notice shall be null and void and the Company will have no obligation to deliver any shares of Common Stock to the Participant in connection with such Exercise Notice.

(c) Issuance of Certificate. Except as otherwise provided in Section 6.4 hereof (with respect to shares of Restricted Stock) or in the applicable Award Agreement, upon payment of all amounts due from the Participant, the Company shall cause the Common Stock then being purchased to be registered in the Participant’s name (or the person exercising the Participant’s Stock Option in the event of the Participant’s death), but shall not issue certificates for the Common Stock unless the Participant or such other person requests delivery of the certificates for the Common Stock, in writing in accordance with the procedures established by the Committee. The Company shall deliver certificates to the Participant (or the person exercising the Participant’s Stock Option in the event of the Participant’s death) as soon as administratively practicable following the Company’s receipt of a written request from the Participant or such other person for delivery of the certificates. Notwithstanding the foregoing, if the Participant has exercised an Incentive Stock Option, the Company may at its option place a transfer restriction on any electronically registered shares (or if a physical certificate is issued to the Participant, retain physical possession of the certificate evidencing the shares acquired upon exercise) until the expiration of the holding periods described in Section 422(a)(1) of the Code. Any obligation of the Company to deliver shares of Common Stock shall, however, be subject to the condition that, if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Common Stock upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares of Common Stock thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not reasonably acceptable to the Committee.

(d) Failure to Pay. Except as may otherwise be provided in an Award Agreement, if the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, that portion of the Participant’s Stock Option and right to purchase such Common Stock may be forfeited by the Participant, in the Committee’s sole discretion.

8.4 SARs. Subject to the conditions of this Section 8.4 and such administrative regulations as the Committee may from time to time adopt, a SAR may be exercised by the delivery (including by FAX) of an Exercise Notice to the Committee setting forth the number of shares of Common Stock with respect to which the SAR is to be exercised and the Exercise Date thereof. Subject to the terms of the Award Agreement and only if permissible under Section 409A of the Code and the regulations or other guidance issued thereunder (or, if not so permissible, at such time as permitted by Section 409A of the Code and the regulations or other guidance issued thereunder), the Participant shall receive from the Company in exchange therefor in the discretion of the Committee, and subject to the terms of the Award Agreement:

(a) cash in an amount equal to the excess (if any) of the Fair Market Value (as of the Exercise Date, or if provided in the Award Agreement, conversion, of the SAR) per share of Common Stock over the SAR Price per share specified in such SAR, multiplied by the total number of shares of Common Stock of the SAR being surrendered;

(b) that number of shares of Common Stock having an aggregate Fair Market Value (as of the Exercise Date, or if provided in the Award Agreement, conversion, of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests; or

(c) the Company may settle such obligation in part with shares of Common Stock and in part with cash.

The distribution of any cash or Common Stock pursuant to the foregoing sentence shall be made at such time as set forth in the Award Agreement.

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8.5 Disqualifying Disposition of Incentive Stock Option. If shares of Common Stock acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two years from the Date of Grant of such Stock Option or one year from the transfer of shares of Common Stock to the Participant pursuant to the exercise of such Stock Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Participant shall notify the Company in writing of the date and terms of such disposition. A disqualifying disposition by a Participant shall not affect the status of any other Stock Option granted under the Plan as an Incentive Stock Option within the meaning of Section 422 of the Code.

Article 9.
AMENDMENT OR DISCONTINUANCE

Subject to the limitations set forth in this Article 9, the Board may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment for which stockholder approval is required either (a) by any securities exchange or inter-dealer quotation system on which the Common Stock is listed or traded or (b) in order for the Plan and Incentives awarded under the Plan to continue to comply with Sections 421 and 422 of the Code, including any successors to such Sections, or other Applicable Law, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding Incentives theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Incentive outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in this Plan to the contrary, unless required by law, no action contemplated or permitted by this Article 9 shall adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Incentive theretofore granted under the Plan without the consent of the affected Participant. For purposes of clarity, any amendment to an existing Award resulting in a less favorable tax consequence to a Participant under the Award shall not be considered to adversely affect the rights of the Participant.

Article 10.
TERM

The Plan shall be effective as of the Effective Date and, unless sooner terminated by action of the Board, the Plan will terminate on the 10th anniversary of the Effective Date, but Incentives granted before that date will continue to be effective in accordance with their terms and conditions.

Article 11.
CAPITAL ADJUSTMENTS

In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event affects the fair value of an Award, then the Committee shall adjust any or all of the following so that the fair value of the Award immediately after the transaction or event is equal to the fair value of the Award immediately prior to the transaction or event (a) the number of shares and type of Common Stock (or the securities or property) which thereafter may be made the subject of Awards, (b) the number of shares and type of Common Stock (or other securities or property) subject to outstanding Awards, (c) the Option Price of each outstanding Award, (d) the amount, if any, the Company pays for forfeited shares of Common Stock in accordance with Section 6.4, and (e) the number of or SAR Price of shares of Common Stock then subject to outstanding SARs previously granted and unexercised under the Plan, to the end that the same proportion of the Company’s issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate SAR Price; provided, however, that the number of shares of Common Stock (or other securities or property) subject to any Award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the Plan or any Stock Option to violate Section 422 of the Code or Section 409A of the Code. Such adjustments shall be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

The computation of any adjustment under this Article 11 shall be conclusive and shall be binding upon each affected Participant and upon the occurrence of any such adjustment, the Company shall provide notice to each affected Participant of its computation of such adjustment.

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Article 12.
RECAPITALIZATION, MERGER AND CONSOLIDATION

12.1 No Effect on Company’s Authority. The existence of this Plan and Incentives granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure and its business, or any Change in Control, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

12.2 Conversion of Incentives Where Company Survives. Subject to any required action by the stockholders and except as otherwise provided by Section 12.4 hereof or as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, if the Company shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any Incentive granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the Incentive would have been entitled.

12.3 Exchange or Cancellation of Incentives Where Company Does Not Survive. Except as otherwise provided by Section 12.4 hereof or as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, in the event of any merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of outstanding Incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms.

12.4 Cancellation of Incentives. Notwithstanding the provisions of Sections 12.2 and 12.3 hereof, and except as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, all Incentives granted hereunder may be canceled by the Company, in its sole discretion, as of the effective date of any Change in Control, merger, consolidation or share exchange, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or of any proposed sale of all or substantially all of the assets of the Company, or of any dissolution or liquidation of the Company, by either:

(a) giving notice to each holder thereof or such holder’s personal representative of its intention to cancel those Incentives for which the issuance of shares of Common Stock involved payment by the Participant for such shares, and permitting the purchase during the 30 day period next preceding such effective date of any or all of the shares of Common Stock subject to such outstanding Incentives, including in the Board’s discretion some or all of the shares as to which such Incentives would not otherwise be vested and exercisable; or

(b) in the case of Incentives that are either (i) settled only in shares of Common Stock, or (ii) at the election of the Participant, settled in shares of Common Stock, paying the holder thereof an amount equal to a reasonable estimate of the difference between the net amount per share payable in such transaction or as a result of such transaction, and the price per share of such Incentive to be paid by the Participant (hereinafter the “Spread”), multiplied by the number of shares subject to the Incentive. In cases where the shares constitute, or would after exercise, constitute Restricted Stock, the Company, in its discretion, may include some or all of those shares in the calculation of the amount payable hereunder. In estimating the Spread, appropriate adjustments to give effect to the existence of the Incentives shall be made, such as deeming the Incentives to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the shares receivable upon exercise of the Incentives as being outstanding in determining the net amount per share. In cases where the proposed transaction consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares of Common Stock upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before such liquidation could be completed.

An Award that by its terms would be fully vested or exercisable upon a Change in Control will be considered vested or exercisable for purposes of Section 12.4(a) hereof.

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Article 13.
LIQUIDATION OR DISSOLUTION

Subject to Section 12.4 hereof, in case the Company shall, at any time while any Incentive under this Plan shall be in force and remain unexpired, (a) sell all or substantially all of its property, or (b) dissolve, liquidate, or wind up its affairs, then each Participant shall be entitled to receive, in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive under the Incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock of the Company. If the Company shall, at any time prior to the expiration of any Incentive, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) and an adjustment is determined by the Committee to be appropriate to prevent the dilution of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, make such adjustment in accordance with the provisions of Article 11 hereof.

Article 14.
INCENTIVES IN SUBSTITUTION FOR
INCENTIVES GRANTED BY OTHER ENTITIES

Incentives may be granted under the Plan from time to time in substitution for similar instruments held by employees, independent contractors or directors of a corporation, partnership, or limited liability company who become or are about to become Employees, Contractors or Outside Directors of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company, the acquisition by the Company of equity of the employing entity, or any other similar transaction pursuant to which the Company becomes the successor employer. The terms and conditions of the substitute Incentives so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the incentives in substitution for which they are granted.

Article 15.
MISCELLANEOUS PROVISIONS

15.1 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Incentives granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

15.2 No Right to Continued Employment. Neither the Plan nor any Incentive granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

15.3 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board and the Committee, each officer of the Company, and each Employee of the Company acting on behalf of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation to the fullest extent provided by law. Except to the extent required by any unwaivable requirement under Applicable Law, no member of the Board or the Committee (and no Subsidiary of the Company) shall have any duties or liabilities, including, without limitation, any fiduciary duties, to any Participant (or any Person claiming by and through any Participant) as a result of this Plan, any Award Agreement or any Claim arising hereunder and, to the fullest extent permitted under Applicable Law, each Participant (as consideration for receiving and accepting an Award Agreement) irrevocably waives and releases any right or opportunity such Participant might have to assert (or participate or cooperate in) any Claim against any member of the Board or the Committee and any Subsidiary of the Company arising out of this Plan.

15.4 Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

15.5 Compliance with Other Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Incentive if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including, without limitation, Section 16 of the Exchange Act); and, as a condition of any sale or issuance of shares of Common Stock under an

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Incentive, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Incentives hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

15.6 Foreign Participation. To assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country.

15.7 Tax Requirements. The Company or, if applicable, any Subsidiary (for purposes of this Section 15.7, the term “Company” shall be deemed to include any applicable Subsidiary), shall have the right to deduct from all amounts paid in cash or other form in connection with the Plan, any federal, state, local, or other taxes required by law to be withheld in connection with an Award granted under this Plan. The Company may, in its sole discretion, also require the Participant receiving shares of Common Stock issued under the Plan to pay the Company the amount of any taxes that the Company is required to withhold in connection with the Participant’s income arising with respect to the Award. Such payments shall be required to be made when requested by the Company and may be required to be made prior to the registration of shares or delivery of any certificate representing shares of Common Stock. Such payment may be made by (a) the delivery of cash to the Company in an amount that equals or exceeds (to avoid the issuance of fractional shares under (c) below) the required tax withholding obligations of the Company; (b) if the Company, in its sole discretion, so consents in writing, the actual delivery by the exercising Participant to the Company of shares of Common Stock, which shares so delivered have an aggregate Fair Market Value that equals or exceeds (to avoid the issuance of fractional shares under (c) below) the required tax withholding payment; (c) if the Company, in its sole discretion, so consents in writing, the Company’s withholding of a number of shares to be delivered upon the vesting or exercise of the Award, which shares so withheld have an aggregate Fair Market Value that equals (but does not exceed) the required tax withholding payment; or (d) if the Company, in its sole discretion, so consents in writing, the delivery of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to shares of Common Stock then issuable upon exercise, vesting, or settlement of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the required tax withholding payment, provided that payment of such proceeds is then made to the Company upon settlement of such sale; or (e) any combination of (a), (b), (c), or (d). The Company may, in its sole discretion, withhold any such taxes from any other cash remuneration otherwise paid by the Company to the Participant. The Committee may in the Award Agreement impose any additional tax, social insurance, or fringe benefit requirements or provisions that the Committee deems necessary or desirable.

15.8 Assignability. Incentive Stock Options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant’s legally authorized representative, and each Award Agreement in respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option. The Committee may waive or modify any limitation contained in the preceding sentences of this Section 15.8 that is not required for compliance with Section 422 of the Code.

Except as otherwise provided herein or in the applicable Award Agreement, Awards may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of an Award to be granted to a Participant on terms which permit transfer by such Participant to (a) the spouse (or former spouse), children or grandchildren of the Participant (“Immediate Family Members”), (b) a trust or trusts for the exclusive benefit of such Immediate Family Members, (c) a partnership in which the only partners are (1) such Immediate Family Members and/or (2) entities which are controlled by the Participant and/or Immediate Family Members, (d) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (e) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the Award Agreement pursuant to which such Award is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section 15.8, and (z) subsequent transfers of transferred Award shall be prohibited except those by will or the laws of descent and distribution.

Following any transfer, any such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Articles 8, 9, 11, 13 and 15 hereof the term “Participant” shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the Award shall be transferable, exercisable or convertible by the transferee only to the extent and for the periods specified in the Award Agreement. The Committee and the Company shall have no obligation to inform any transferee of an Award

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of any expiration, termination, lapse or acceleration of such Award. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under an Award that has been transferred by a Participant under this Section 15.8.

15.9 Use of Proceeds. Proceeds from the sale of shares of Common Stock pursuant to Incentives granted under this Plan shall constitute general funds of the Company.

15.10 Legend. The shares of Common Stock or other securities of the Company delivered pursuant to an Award shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Common Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions.

15.11 Governing Law. The Plan shall be governed by, construed, and enforced in accordance with the laws of the State of Delaware (excluding any conflict of laws, rule or principle of Delaware law that might refer the governance, construction, or interpretation of this Plan to the laws of another state). A Participant’s sole remedy for any Claim shall be against the Company, and no Participant shall have any claim or right of any nature against any Subsidiary of the Company or any stockholder or existing or former director, officer or Employee of the Company or any Subsidiary of the Company. The individuals and entities described above in this Section 15.11 (other than the Company) shall be third-party beneficiaries of this Plan for purposes of enforcing the terms of this Section 15.11.

15.12 Status under ERISA. The Plan shall not constitute an “employee benefit plan” for purposes of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

15.13 Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Common Stock or whether such fractional shares of Common Stock or any rights thereto shall be cancelled, terminated, or otherwise eliminated with or without consideration.

15.14 Section 409A of the Code. It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from Section 409A of the Code, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto, and Awards will be operated and construed accordingly. Neither this Section 15.14 nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, exercise, settlement, or sale of any Award (or the Common Stock underlying such Award) granted hereunder, and should not be interpreted as such. In no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code. The applicable provisions of Section 409A of the Code and the guidance and regulations promulgated thereunder are hereby incorporated by reference and shall control over any Plan or Award Agreement provision in conflict therewith.

A copy of this Plan shall be kept on file in the principal office of the Company in Dallas, Texas.

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IN WITNESS WHEREOF, the Company has caused this instrument to be executed as of [●], 2026, by its Chief Executive Officer pursuant to prior action taken by the Board.

4K Resources Inc.

By:
Name:
Title:

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Annex G

FORM OF PUBCO VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of June 25, 2026, by and among Noble Africa LLC, a Delaware limited liability company and a direct, subsidiary of Parent (as defined below) (the “Company”), ENDRA Life Sciences Inc., a Delaware corporation (“PubCo”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of PubCo. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, ASP Isotopes Inc., a Delaware corporation (the “Parent”), the Company, Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly-owned subsidiary of the Parent (“OpCo”) which shall be contributed into the Company prior to the Merger, PubCo, and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of PubCo (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of PubCo (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) and has sole or shared voting power with respect to such number of Shares, and holds PubCo options or PubCo warrants to acquire the number of Shares, as indicated in Appendix A.

WHEREAS, as an inducement and a condition to the willingness of the Company and PubCo to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Company and PubCo entering into the Merger Agreement, each Stockholder, PubCo and the Company agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Shares” means (i) all shares of PubCo capital stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of PubCo capital stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of PubCo that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any PubCo options or PubCo warrants or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

2. [Reserved].

3. Agreement to Vote Shares. The Stockholder covenants to the Company and PubCo as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of PubCo, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of PubCo, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder as of the record date for such meeting (A) in favor of the PubCo Stockholder Matters, and (B) against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the PubCo Stockholder Matters (the “Contemplated Transactions”). Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing; provided, however, that nothing herein shall prohibit or otherwise restrict Stockholder from transferring, selling, exchanging, pledging or otherwise disposing of any Shares.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of PubCo by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and, to the extent applicable, not in the Stockholder’s capacity as a director or officer of PubCo. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of PubCo, as applicable.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of PubCo or pursuant to any applicable written consent of the stockholders of PubCo, the Stockholder shall be deemed to have irrevocably granted to, and appointed, PubCo, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of PubCo stockholders or at any meeting of PubCo’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. PubCo agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, PubCo and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes PubCo and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that PubCo or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of PubCo and the Company is an intended third-party beneficiary of this Section 6.

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to PubCo and the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of PubCo capital stock, PubCo options, and or PubCo warrants indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of PubCo other than the shares of PubCo Common Stock and rights to purchase shares of PubCo Common Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by PubCo, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that such Stockholder (and not PubCo, the Company, or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the other Contemplated Transactions. The Stockholder understands and acknowledges that the Company, PubCo and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

8. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time, (c) such time the Stockholder ceases being a beneficial owner of the Shares or (d) the time this Agreement is terminated upon mutual written agreement of the parties to terminate this Agreement (clauses (a)-(d), the “Expiration Date”); provided, however, that (i) Section 9 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

9. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state court of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the federal courts sitting in Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated (except by Merger) by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.

(e) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the state court of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States Southern District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (Delaware City time), otherwise on the next succeeding Business Day, (A) if to the Company or PubCo, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, and subject to Section 4, as applicable, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company and PubCo have publicly disclosed their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than PubCo, whose actions shall be governed by the Merger Agreement), and subject to Section 4, as applicable, shall issue or cause the publication of any press release or other public announcement with respect to PubCo, this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and PubCo, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and PubCo to the extent practicable.

(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

NOBLE AFRICA LLC

By:
Title:

PubCo:

endra life sciences inc.

By:
Title:

[Signature Page to PubCo Voting Agreement]

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:

[Signature Page to PubCo Voting Agreement]

Appendix A

Name of Stockholder	Address of Stockholder	Email Address of Stockholder	Shares of PubCo capital stock	Shares Underlying PubCo options	Shares Underlying PubCo warrants

Annex H

FORM OF LOCK-UP AGREEMENT

June __, 2026

ENDRA Life Sciences Inc.

3600 Green Court, Suite 350

Ann Arbor, MI

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement’’) understands that ENDRA Life Sciences Inc., Delaware corporation (“PubCo”), is entering into an Agreement and Plan of Merger, dated as of June 25, 2026 (as the same may be amended from time to time, the “Merger Agreement’’) between ASP Isotopes Inc., a Delaware corporation (the “Parent”), Noble Africa LLC, a Delaware limited liability company and a direct, subsidiary of Parent (the “Company”), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly-owned subsidiary of the Company (“OpCo”), PubCo, and Kruger Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of PubCo (“Merger Sub”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of PubCo, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 120 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of PubCo Common Stock or any securities convertible into or exercisable or exchangeable for shares of PubCo Common Stock (including without limitation, shares of PubCo Common Stock or such other securities of PubCo which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of PubCo which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and PubCo Common Stock or such other securities to be issued to the undersigned in connection with the Merger Agreement, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of PubCo Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of PubCo Common Stock or any security convertible into or exercisable or exchangeable for shares of PubCo Common Stock (other than such rights set forth in the Merger Agreement); or

(4) except for any support agreement entered into as of the date hereof by the undersigned with PubCo and the Company, grant any proxies or powers of attorney with respect to any PubCo Common Stock, deposit any PubCo Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any PubCo Common Stock; or

(5) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares (D) by operation of Law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation, limited liability company or other entity, in each case, the beneficial ownership interests of all of which are held by or otherwise under common control (via beneficial ownership, contract or otherwise) with the undersigned or a Family Member of the undersigned;

(ii) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former partners, members, stockholders or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of PubCo (as constituted following the Closing); or

(iii) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to clauses (a)(i)(A), (a)(i)(E) or (a)(ii)(A) hereto) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to PubCo a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of PubCo Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer or distribution;

(b) the exercise of an option to purchase shares of PubCo Common Stock (including a net or cashless exercise of an option to purchase shares of PubCo Common Stock), and any related transfer of shares of PubCo Common Stock to PubCo for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of PubCo Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to PubCo in connection with the net settlement of any other equity award that represents the right to receive in the future shares of PubCo Common Stock, settled in shares of PubCo Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of PubCo Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-l under the Exchange Act for the transfer of shares of PubCo Common Stock; provided that such plan does not provide for any transfers of shares of PubCo Common Stock during the Restricted Period;

(e) the disposition (including a forfeiture or repurchase) to PubCo of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock Merger Agreement;

(f) the transfer or disposition of PubCo Common Stock in connection with the vesting of restricted stock units, so long as such sale is effected pursuant to PubCo’s sell to cover policy solely in an amount sufficient to cover the tax withholdings or remittance payments due as a result of the vesting of such restricted stock units; provided that (1) any filing under Section 16(a) of the

Exchange Act shall indicate in the footnotes thereto that the filing relates to the applicable circumstances described in this clause and (2) the undersigned does not otherwise voluntarily effect any public filing or report in connection with such transfer;

(g) transfers, distributions, sales or other transactions by the undersigned of shares of PubCo Common Stock purchased by the undersigned on the open market or in a public offering by PubCo, in each case following the date of the Closing;

(h) transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of PubCo’s capital stock involving a change of control of PubCo, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(i) transfers pursuant to an order of a court or regulatory agency; or

(j) transfers, distributions, sales or other transactions with the prior written consent of PubCo (as constituted following the Closing);

provided, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of PubCo Common Stock or any securities convertible into or exercisable or exchangeable for PubCo Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of PubCo Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions to a person or group of affiliated persons, of the PubCo’s voting securities if, after such transfer, the PubCo’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the PubCo (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of PubCo. In furtherance of the foregoing, the undersigned agrees that PubCo and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. PubCo may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of PubCo Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF PUBCO.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement, and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that PubCo and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon PubCo or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by PubCo or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to PubCo and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that PubCo and/or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which PubCo or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of PubCo or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, PubCo will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at PubCo’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state court of Delaware or, to the extent such court does not have subject matter jurisdiction, any federal court of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by PubCo, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed
by ENDRA LIFE SCIENCES INC.

By:
Name:
Title:

Accepted and Agreed
by ASP ISOTOPES INC.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex I

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of _________, 2026, is made and entered into by and among 4K Resources Inc., a Delaware corporation (the “Company”), and ASP Isotopes Inc., a Delaware corporation (the “Holder”).

RECITALS

WHEREAS, the Company, the Holder, Noble Africa LLC, a Delaware limited liability company and a wholly owned subsidiary of the Holder (the “Target Company”), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of the Holder (“OpCo”), and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), entered into that certain Agreement and Plan of Merger, dated as of June 25, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, certain investors including the Holder executed Securities Purchase Agreements, pursuant to which such investors agreed to purchase units of the Target Company immediately prior to the Effective Time;

WHEREAS, pursuant to the Merger Agreement, on the date hereof, among other things, (a) prior to the Effective Time (as defined in the Merger Agreement), the Holder contributed all of its equity interest in OpCo to the Target Company, (b) the Company effected a reverse stock split of its common stock with split ratios that are approved by the board of directors of the Company (the “Reverse Stock Split”), and (c) Merger Sub merged with and into the Target Company (the “Merger”), with the Target Company surviving the Merger as a direct, wholly-owned subsidiary of the Company;

WHEREAS, in connection with the consummation of the Merger, the Class B Units of the Target Company held by the Holder were converted into shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), pursuant to the terms of the Merger Agreement; and

WHEREAS, the Company and the Holder desire to enter into this Agreement, pursuant to which the Company shall grant the Holder certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in (i) any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any Prospectus in order for the applicable Prospectus not to include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall have the meaning given to it in subsection 2.4.1.

“Board” shall mean the board of directors of the Company.

“Class A Common Stock” shall mean the shares of the Company’s Class A common stock, par value $0.0001 per share.

“Class B Common Stock” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Stock” shall mean the Class A Common Stock together with the Class B Common Stock.

“Company” shall have the meaning given in the Preamble and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in subsection 2.1.5.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Financial Counterparty” shall have the meaning given in subsection 2.4.1.

“Form S-1” means a Registration Statement on Form S-1 or any similar long-form registration statement that may be available at such time.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration statement that may be available at such time.

“Holder” shall have the meaning given in the Preamble.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1.

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.6.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Underwritten Offering Threshold” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean, in the case of a Registration Statement, an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and in the case of a Prospectus, an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

“OpCo” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given to it in subsection 2.4.1.

“Permitted Transferees” shall mean (a) any affiliate of the Holder, (b) any subsidiary or parent of the Holder, (c) any general partner, limited partner, stockholder, member or owner of similar equity interests in the Holder, or (d) any successor entity resulting from any merger, consolidation, reorganization or similar transaction involving the Holder.

“Piggyback Notice” shall have the meaning given in subsection 2.2.1.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Class A Common Stock (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) held by the Holder immediately following the consummation of the Merger, (b) any shares of Class A Common Stock issued or issuable upon conversion of shares of Class B Common Stock issued to the Holder pursuant to the Merger Agreement, and (c) any other equity security of the Company issued or issuable with respect to any Registrable Security by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred to a person who is not entitled to the registration and other rights hereunder, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 and Rule 145 (as applicable) promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) without volume or other restrictions or limitations; or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to the rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the shares of Class A Common Stock are then listed);

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering; and

(f) the fees and expenses incurred by the Company in connection with any Underwritten Offerings or other offering involving an Underwriter.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to and all material incorporated by reference in such registration statement.

“Reverse Stock Split” shall have the meaning given in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1.

“Subsequent Shelf Registration Statement” shall have the meaning given in subsection 2.1.3.

“Suspension Period” shall have the meaning given in Section 2.5.

“Target Company” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in the foregoing clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal or as broker, placement agent or sales agent pursuant to a Registration and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.5.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II
REGISTRATIONS

2.1 Registration.

2.1.1 Shelf Registration. The Company agrees that, within thirty (30) calendar days after the date hereof, the Company will use its commercially reasonable efforts to file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale or other disposition of all of the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on Form S-3 to the extent that the Company is eligible to use such form, otherwise, such Registration Statement shall be on another appropriate form (a “Shelf Registration”) on a delayed or continuous basis. Such Shelf Registration shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, the Holder named therein. The Company shall maintain a Shelf Registration in accordance with the terms of this Agreement, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration continuously effective, available for use to permit the Holder named therein to sell its Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. The Company’s obligation under this subsection 2.1.1 shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Effective Registration. The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement, but no later than the earlier of (a) sixty (60) calendar days (or ninety (90) calendar days if the Commission notifies the Company that it will “review” such Shelf Registration) following the initial filing date thereof and (b) ten (10) business days after the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Shelf Registration will not be “reviewed” or will not be subject to further review. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (a) as shall be selected by the Company and (b) as shall permit the resale or other disposition of the Registrable Securities by the Holder. If at any time a Registration Statement filed with the Commission pursuant to subsection 2.1.1 is effective and the Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.3 Subsequent Shelf Registration. If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing) from time to time, and pursuant to any method or combination of methods legally available to, and requested by, the Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (a) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (b) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holder named therein to sell its Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this subsection 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.4 Additional Registrable Securities. Subject to Section 3.4, in the event that the Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered, at the Company’s option, by any then available Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for the Holder.

2.1.5 Underwritten Offering. Subject to the provisions of subsection 2.1.6, Section 2.5 and Section 3.4, the Holder (the “Demanding Holder”) may make a written demand for an Underwritten Offering pursuant to a Shelf Registration filed with the Commission in accordance with subsection 2.1.1 (an “Underwritten Demand”); provided, that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, with a total offering price reasonably expected to exceed, in the aggregate, twenty-five million dollars ($25,000,000) (the “Minimum Underwritten Offering Threshold”). The Demanding Holder shall have the responsibility to engage an underwriter(s), which shall consist of one or more reputable, nationally recognized investment banks; provided that such selection shall be subject to the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, and the Company shall have no responsibility for engaging any underwriter(s) for an Underwritten Offering. The Demanding Holder shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holder. Notwithstanding the foregoing, the Company is not obligated to effect more than two (2) Underwritten Offerings demanded by the Holder pursuant to this subsection 2.1.5 in any twelve (12) month period and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.5 within ninety (90) days after the closing of an Underwritten Offering, Block Trade or Other Coordinated Offering.

2.1.6 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, pursuant to an Underwritten Demand, in good faith, advises or advise the Company and the Demanding Holder that the dollar amount or number of Registrable Securities or other equity securities of the Company requested to be included in such Underwritten Offering, taken together with all other shares of Class A Common Stock or other securities which the Company desires to sell and the shares of Class A Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggyback registration rights held by other equity holders of the Company who desire to sell (if any) that the dollar amount or number of equity securities requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of the Company that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holder that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the shares of Class A Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the shares of Class A Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.7 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, the Holder shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Offering. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the Holder for purposes of subsection 2.1.5, unless either (i) the Holder has not previously withdrawn any Underwritten Offering or (ii) the Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Demand prior to its withdrawal under this subsection 2.1.7, other than if the Holder elects to pay such Registration Expenses pursuant to clause (ii) of the preceding sentence.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to the provisions of subsection 2.2.2 and Section 2.5, if, at any time on or after the date hereof, the Company proposes to consummate an Underwritten Offering for its own account or for the account of stockholders of the Company, then the Company shall give written notice of such proposed action as soon as practicable to the Holder (the “Piggyback Notice”), which notice shall (a) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (b) offer to the Holder the opportunity to include such number of Registrable Securities as the Holder may request in writing within two (2) days (one (1) day if such offering is an overnight or bought Underwritten Offering), in each case after receipt of such written notice (such Registration, a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holder pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the resale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The Holder proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holder of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Class A Common Stock or other equity securities of the Company that the Company desires to sell, taken together with (i) the shares of Class A Common Stock or other equity securities of the Company, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holder hereunder, (ii) the Registrable Securities as to which a Piggyback Registration has been requested pursuant to Section 2.2 and (iii) the shares of Class A Common Stock or other equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Underwritten Offering (i) first, the shares of Class A Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Holder requesting a Piggyback Registration pursuant to subsection 2.2.1, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Class A Common Stock or other equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Underwritten Offering is pursuant to a request by persons or entities other than the Holder, then the Company shall include in any such Underwritten Offering (i) first, the shares of Class A Common Stock or other equity securities of the Company, if any, of such requesting persons or entities, other than the Holder, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Holder requesting a Piggyback Registration pursuant to subsection 2.2.1, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Class A Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Class A Common Stock or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; or

(c) If the Underwritten Offering is pursuant to a request by the Holder pursuant to Section 2.1, then the Company shall include in any such Registration or registered offering securities in the priority set forth in subsection 2.1.6.

2.2.3 Piggyback Registration Withdrawal. The Holder (other than when acting as a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 2.1.7) shall have the right to withdraw from a Piggyback Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Piggyback Registration prior to the commencement of the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3. The Company (whether on its own good faith determination or as a result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw an Underwritten Offering undertaken for the Company’s account at any time prior to the effectiveness of such Registration Statement.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to subsection 2.1.7, any Piggyback Registration or Underwritten Offering effected pursuant to Section 2.2 shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1.

2.3 Market Stand Off. In connection with any Underwritten Offering (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter or Underwriters, the Holder agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), including a Transfer pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), without the prior written consent of the managing Underwriter or Underwriters, during the period beginning on the date of pricing of such offering and expiring on the earlier of (a) ninety (90) days thereafter and (b) the date agreed to by the directors, officers and all one percent (1%) or greater stockholders of the Company and as set forth in such party’s lock-up agreement.

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Registration Statement is on file with the Commission, if the Holder notifies the Company that it wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed ten million dollars ($10,000,000) in the aggregate or (y) with respect to all remaining Registrable Securities held by the Holder, then the Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and, if so requested by the Holder, the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Holder shall use commercially reasonable efforts to work with the Company and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, the Holder shall have the right to submit a written notification to the Company, the Underwriter or Underwriters (if any) and Financial Counterparty (if any) of its intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.4.2.

2.4.3 The Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.4 Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of two (2) Block Trades or Other Coordinated Offerings demanded by the Holder pursuant to this Section 2.4 in any twelve (12) month period and is not obligated to effect a Block Trade or Other Coordinated Offering pursuant to this Section 2.4 within ninety (90) days after the closing of an Underwritten Offering, Block Trade or Other Coordinated Offering. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.5.

2.5 Restrictions on Registration Rights. If the Holder has requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of the Board such Underwritten Offering would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the undertaking of such Underwritten Offering at such time, then the Company shall furnish to the Holder a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the undertaking of such Underwritten Offering (any such period, a “Suspension Period”). In such event, the Company shall have the right to defer such offering for a period of not more than ninety (90) days in any twelve-month period; provided, however, that the Company shall not defer its obligations in this manner more than once in any twelve (12) month period.

Article III
COMPANY PROCEDURES

3.1 General Procedures. The Company shall use its commercially reasonable efforts to effect such Registration or Underwritten Offering to permit the resale or other disposition of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as the Holder may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to the Holder’s members, securityholders or partners), and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2.1, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities (such period, the “Effectiveness Period”);

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holder (provided that the Holder may demand that the Company prepare and file with the Commission not more than two (2) amendments and post-effective amendments to the Registration Statement and supplements to the Prospectus in any twelve (12) month period) or any Underwriter or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters or Financial Counterparty, if any, and the Holder included in such Registration or Underwritten Offering or Block Trade, and such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holder included in such Registration or Underwritten Offering or the legal counsel for the Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Holder; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.3 that is available on the Commission’s EDGAR system;

3.1.4 prior to any Underwritten Offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holder (in light of the intended plan of distribution) may reasonably request (or provide evidence satisfactory to the Holder that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holder to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement or Underwritten Offering;

3.1.7 advise the Holder, promptly after it receives notice or obtains knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to the Holder or its counsel; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.8 that is available on the Commission’s EDGAR system;

3.1.9 notify the Holder at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a Financial Counterparty pursuant to such Registration, permit a representative of the Holder, the Underwriters or other Financial Counterparty facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by the Holder or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, Financial Counterparty, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives or Underwriters or Financial Counterparty agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or sale by a Financial Counterparty pursuant to such Registration (subject to such Financial Counterparty providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel), in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter or Underwriters may reasonably request, and reasonably satisfactory to the Holder;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holder, the Financial Counterparty, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holder, Financial Counterparty or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of an Underwritten Offering or a Block Trade, or an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration to which the Company has consented, to the extent reasonably requested by such Financial Counterparty in order to engage in such offering, allow the Financial Counterparty to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or Underwriters or the Financial Counterparty of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.16 with respect to an Underwritten Offering pursuant to subsection 2.1.5, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holder, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or Financial Counterparty if such Underwriter or Financial Counterparty has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or Financial Counterparty, as applicable.

3.2 Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by the Company. It is acknowledged by the Holder that the Holder shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and Underwriter marketing costs.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if the Holder does not timely provide the Company with its requested Holder Information, the Company may exclude the Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and the Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (a) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains or includes a Misstatement, the Holder shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Registration Statement or Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the majority of the Board such Registration be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holder (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose; provided, however, that the Company may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering on more than two (2) occasions, for more than sixty (60) consecutive calendar days, or more than one hundred-twenty (120) total calendar days, in each case during any twelve (12)-month period. In the event the Company exercises its rights under the preceding sentences in this Section 3.4, the Holder agrees to suspend, immediately upon its receipt of the notices referred to in this Section 3.4, its use of the Registration Statement or Prospectus in connection with any resale or other disposition of Registrable Securities. In addition, the Company may delay or suspend continued use of a Registration Statement or Prospectus in respect of a Registration or Underwritten Offering in order to file and make effective a post-effective amendment to such Registration Statement in connection with the filing of the Company’s Annual Report on Form 10-K. The Company shall immediately notify the Holder of the expiration of any period during which it exercised its rights under this Section 3.4; provided, that the Holder hereby (i) acknowledges that such notice referred to in the immediately preceding sentence shall constitute confidential information of the Company and (ii) agrees to maintain in strict confidence and not to disclose to any person any information contained in such notice (including, without limitation, the fact that the Company has delivered such notice to the Holder).

3.5 Reporting Obligations. As long as the Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as the Holder may reasonably request, all to the extent required from time to time to enable the Holder to resell or otherwise dispose of shares of Registrable Securities held by the Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any customary legal opinions. Upon the request of the Holder, the Company shall deliver to the Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, the Holder, its officers, directors, employees, advisors, agents, representatives, members and each person who controls the Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained or included in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2 In connection with any Registration Statement in which the Holder is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall, indemnify the Company, its officers, directors, employees, advisors, agents, representatives and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses resulting from any Misstatement or alleged Misstatement, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of the Holder specifically for use therein. In no event shall the liability of the Holder hereunder be greater in amount than the net proceeds received by the Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3 Any person or entity entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld, conditioned or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, advisor, agent, representative, member or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and the Holder also agree to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or the Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the Misstatement or alleged Misstatement relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of the Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by the Holder in such offering giving rise to such liability. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

Article V
MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service or sent by overnight mail via a reputable overnight carrier, in each case providing evidence of delivery or (c) transmission by facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery, or overnight mail at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to the Company, to 2200 Ross Avenue, Suite 4575E, Dallas, Texas, Attention: Donald G. Ainscow, or by email at dainscow@aspisotopes.com, with copy to: Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas Texas 75201, Attention: Matthew L. Fry and Rachel O’Donnell, or by email at Matt.Fry@haynesboone.com and Rachel.ODonnell@haynesboone.com, or if to the Holder, to the address as it appears on the applicable registrar for the Registrable Securities or such other address as may be designated in writing by the Holder.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of the Holder hereunder may be transferred or assigned in connection with a Transfer of Registrable Securities to (a) any affiliate of the Holder, (b) any subsidiary, parent, general partner, limited partner, stockholder or member of the Holder, (c) any successor entity resulting from any merger, consolidation, reorganization or similar transaction involving the Holder, or (d) any person for which the Company has provided its prior written consent. Notwithstanding the foregoing, such rights may only be transferred or assigned if (i) such Transfer is effected in accordance with applicable securities laws; (ii) such transferee or assignee agrees in writing to become subject to the terms of this Agreement; and (iii) the Company is given written notice by the Holder of such Transfer, stating the name and address of the transferee or assignee and identifying the Registrable Securities with respect to which such rights are being transferred or assigned.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THE AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW CASTLE COUNTY IN THE STATE OF DELAWARE.

5.5 Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of the Company and the Holder, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified. No course of dealing between the Holder or the Company and any other party hereto or any failure or delay on the part of the Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of the Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. From and after the date hereof, the Company shall not, without the prior written consent of the Holder, enter into any agreement with any current or future holder of any securities of the Company that would allow such current or future holder to require the Company to include securities in any Registration Statement filed by the Company for the Holder on a basis other than pari passu with, or expressly subordinate to, the piggyback rights of the Holder hereunder; provided, that in no event shall the Company enter into any agreement that would permit another holder of securities of the Company to participate on a pari passu basis (in terms of priority of cut-back based on advice of underwriters) with the Holder in an Underwritten Offering. For the avoidance of doubt, nothing in this Section 5.7 shall have any effect on any registration rights granted to persons prior to the date hereof.

5.8 Term. This Agreement shall terminate, with respect to the Holder, on the date as of which the Holder ceases to hold any Registrable Securities. The provisions of Article IV shall survive any termination.

5.9 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.10 Entire Agreement. This Agreement constitutes the full and entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, relating to such subject matter.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
4K RESOURCES INC., a Delaware corporation

By:
Name:
Title:

HOLDER:

ASP ISOTOPES INC., a Delaware corporation

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Annex J

Noble Africa LLC

SUBSCRIPTION DOCUMENTS BOOKLET

FOR CLASS [A/B] UNITS

INSTRUCTIONS

AND

SUBSCRIPTION DOCUMENTS

INSTRUCTIONS TO SUBSCRIBERS

Persons and entities wishing to subscribe for Class [A/B] Units (“Units”) of Noble Africa LLC, a Delaware limited liability company (the “Company”), should complete and sign the Subscription Agreement and supplemental documents contained herein. You may subscribe by completing the following steps set forth below. YOU MUST CAREFULLY READ (1) THIS SUBSCRIPTION BOOKLET IN ITS ENTIRETY AND (2) THE LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY PRIOR TO SUBSCRIBING FOR UNITS.

DOCUMENT NUMBER

1.
Subscription Agreement (Subscription Document #1). Review, then sign and complete page 9.
2.
Subscriber Questionnaire for Individual (Subscription Document #2). Complete all sections, initial where required and sign on page 3 after completing all questions.
3.
Subscriber Questionnaire for Partnership, LLC, Corporation or Trust (Subscription Document #3). Complete all sections, mark the document accordingly, sign on page 3 and complete the certifications in the form of Exhibit A, B or C, as applicable.
4.
Certification of Non-Foreign Status and IRS Form W-9 (Subscription Document #4). Subscription Document #4 is only required for United States persons (as defined below) and only to the extent you have not previously provided one to the Company. United States persons should complete all blanks on the appropriate Certification (corporate or individual) and IRS Form W-9 and sign and date the Certification and IRS Form W-9. For this purpose, a “United States person” means (i) a United States citizen or resident, (ii) a partnership, corporation or limited liability company organized under United States law, (iii) a United States estate (or any other estate whose income from sources outside of the United States is subject to United States federal income tax regardless of the source) or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (B) if a valid election to be treated as a United States person is in effect with respect to such trust.

Completed documents should be returned to Lucid Capital Markets LLC; email: GS@lucidcm.com.

Wiring instructions are as follows:

Bank:
Address:
Name of Account:	Noble Africa LLC
Account Number:
ABA Number:

NOBLE AFRICA LLC

SUBSCRIPTION DOCUMENT #1

SUBSCRIPTION AGREEMENT

Noble Africa LLC

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Subscription Agreement”) is dated as of June , 2026, between Noble Africa LLC, a Delaware limited liability company (the “Company”), and the undersigned subscriber the (“Subscriber” or “you”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, ASP Isotopes Inc., a Delaware corporation (“Parent”), the Company, Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of Parent (“OpCo”), ENDRA Life Sciences Inc., a Delaware corporation (“PubCo”), and Kruger Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of PubCo (“Merger Sub”), will concurrently with the execution of this Subscription Agreement, enter into that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which (i) Parent will contribute its equity interest in OpCo for an aggregate of 55,500,000 Class B Units of the Company, (ii) PubCo will effect a reverse stock split with split ratios that are approved by the board of directors of PubCo, (iii) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of PubCo, (iv) all of the Company Units issued and outstanding immediately prior to the Effective Time other than Excluded Company Units, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, shall be converted into and shall for all purposes represent only the right to receive the Merger Consideration and (v) all of the Pre-Funded Warrants (as defined below) of the Company issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, shall be assumed by PubCo at the Effective Time (the Merger, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Transactions qualify as a tax-deferred contribution of the Company to PubCo by Parent pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company that number of (i) Class [A/B] Units of the Company (the “Units”), set forth on Subscriber’s signature page hereto for a purchase price of $6.57 per Unit (the “Purchase Price”) and/or (ii) at the Subscriber’s election, upon written notice to the Company within ten (10) days following the date hereof, Pre-Funded Warrants (the “Pre-Funded Warrants”) to purchase one Unit at a per Unit exercise price equal to $0.0001 (the “Exercise Price”) at a purchase price per Pre-Funded Warrant equal to the Purchase Price less the Exercise Price, and with an aggregate purchase price set forth on Subscriber’s signature page hereto (the “Aggregate Purchase Price”); and

WHEREAS, concurrently with the execution of this Subscription Agreement, Company and Parent are entering into a subscription agreement (the “Parent Subscription Agreement”) substantially similar to this Subscription Agreement, pursuant to which the Parent agreed to purchase Class B Units, which such Class B Units shall automatically convert into shares of PubCo Class B Common Stock (as defined below) in connection with the Merger and will entitle Parent to ten (10) votes per share on all matters submitted to a vote of the stockholders of PubCo with an aggregate subscription price of approximately $20 million, at the same Purchase Price as the other Subscribers.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Subscription Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Subscriber agree as follows:

ARTICLE I

SUBSCRIPTION FOR UNITS

1.01 Subscription. Subject to the terms and conditions hereof, the undersigned Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, (i) such number of Units as set forth on the signature page hereto and/or (ii) at the Subscriber’s election, upon written notice to the Company within ten (10) days following the date hereof, Pre-Funded Warrants representing the number of Units set forth on the signature page hereto (collectively, the “Subscribed Securities,” and such subscription, the “Subscription”). The Subscription shall become effective when this Subscription Agreement has been duly executed by the Subscriber and has been accepted and agreed to by the Company.

1.02 Review of Subscription Agreement and Company Agreement Acknowledged. The Subscriber acknowledges that the Subscriber has (i) received a complete copy of this Subscription Agreement, including, a copy of the form of the Company’s Limited Liability Company Agreement (the “Company Agreement”), and the Merger Agreement, and has (ii) reviewed in their entirety and understands each of the terms and provisions of the Subscription Agreement, the Company Agreement and the Merger Agreement.

THE SUBSCRIBER ACKNOWLEDGES THAT THE SUBSCRIBER IS ACQUIRING UNITS AFTER INVESTIGATION OF THE COMPANY AND ITS PROPOSED BUSINESS AND PROSPECTS, AND THAT NO OFFER OR SOLICITATION HAS BEEN MADE TO THE SUBSCRIBER EXCEPT THROUGH THIS SUBSCRIPTION AGREEMENT. THE SUBSCRIBER FURTHER ACKNOWLEDGES THAT THE SUBSCRIBER IS NOT RELYING UPON ANY REPRESENTATION MADE BY ANY PERSON IN MAKING AN ACQUISITION OF UNITS.

1.03 Closing. The closing of the sale of Subscribed Securities contemplated hereby (the “Closing”, and the date on which the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the closing of the Transactions (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to, the Transaction Closing.

1.04 Payment for Subscription. The Company shall provide written notice (which may be via email) to Subscriber (the “Closing Notice”) that the Company reasonably expects the Transaction Closing to occur on a date that is not less than three (3) business days after the date of the Closing Notice (the “Scheduled Closing Date”), which Closing Notice shall contain wire instructions for an escrow account (the “Escrow Account”) established by the Company with an escrow agent (the “Escrow Agent”). At least two (2) business days prior to the Scheduled Closing Date, Subscriber shall deliver to the Escrow Account the Aggregate Purchase Price by wire transfer of U.S. dollars in immediately available funds. Upon the Closing, the Company shall instruct the Escrow Agent to release the funds to the Company against delivery to Subscriber of the Subscribed Securities, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in book-entry form as set forth in Section 1.05 below. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by Subscriber to the Escrow Account, or the Closing Date does not occur within three (3) business days after the Scheduled Closing Date, the Company shall cause the Escrow Agent to promptly (but not later than five (5) business days after the Scheduled Closing Date specified in the Closing Notice), return the funds delivered by Subscriber for payment of the Subscribed Securities by wire transfer in immediately available funds to the account specified in writing by Subscriber (provided, that the failure of the Closing Date to occur within such three (3) business day period and the return of the relevant funds shall not relieve Subscriber from its obligations under this Subscription Agreement for a subsequently rescheduled Closing Date determined by the Company in good faith).

1.05 Delivery of Subscribed Securities. Promptly after the Closing, the Company shall deliver (or cause the delivery of) the Units and/or Pre-Funded Warrants in book-entry form with restrictive legends for the number of Units as set forth on the signature page hereto or Pre-Funded Warrants representing the number of Units as set forth on the signature page hereto to Subscriber (or its permitted assignee) or to a custodian designated by Subscriber, as applicable, as indicated below; provided, that, at the Transaction Closing, as contemplated by and in accordance with the terms set forth in the Merger Agreement, each Unit and/or Pre-Funded Warrant issued and outstanding immediately prior to the Effective Time owned by Subscriber as of the Transaction Closing and any reference in this Subscription Agreement to the Subscribed Securities from and after the Transaction Closing shall include the shares of PubCo Class A common stock, par value $0.0001 per share (the “PubCo Class A Common Stock”), PubCo Class A Common Stock issuable upon exercise of the Pre-Funded Warrants of PubCo, or PubCo Class B common stock, par value $0.0001 per share (the “PubCo Class B Common Stock”), issued in exchange therefor in the Transaction Closing.

1.06 Terms and Conditions. The Company shall have the right to accept or reject the Subscription, in whole or in part, for any reason whatsoever, including, but not limited to, the belief of the Company that the Subscriber cannot bear the economic risk of an investment in the Company or upon belief that the Subscriber is not capable of evaluating the merits and risks of an investment in the Company or that the Subscriber (if Subscriber is a U.S. person) is not a “qualified institutional buyer” or an “accredited investor” (“Accredited Investor”), as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”), or for no reason at all.

1.07 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the representations and warranties of the Subscriber contained herein shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects);

(ii) all obligations, covenants and agreements of the Subscriber required to be performed at or prior to the Closing Date shall have been performed or complied with in all material respects;

(iii) the closing of the Transactions shall occur promptly after the Closing;

(iv) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the closing of the Subscription;

(v) all material conditions precedent to the Transaction Closing set forth in the Merger Agreement shall have been satisfied (as determined in good faith by the parties to the Merger Agreement) or waived by the parties thereto in accordance with the requirements of the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing); and

(vi) the aggregate Subscription Amount for all the Subscribed Securities shall have been delivered to the Escrow Agent pursuant to Section 1.04.

(b) The respective obligations of each Subscriber hereunder in connection with the Closing are subject to the following conditions being met:

(i) the representations and warranties of the Company contained herein shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects), but, in each case (x) without giving effect to consummation of the Transactions and (y) other than failures to be true and correct that would not result, individually or in the aggregate, in a Material Adverse Effect;

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed or complied with in all material respects, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Company to consummate the Closing;

(iii) the closing of the Transactions shall occur promptly after the Closing;

(iv) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the closing of the Subscription;

(v) all material conditions precedent to the Transaction Closing set forth in the Merger Agreement shall have been satisfied (as determined in good faith by the parties to the Merger Agreement) or waived by the parties thereto in accordance with the requirements of the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing);

(vi) the shares of PubCo Class A Common Stock issuable to the Subscriber in connection with the Merger shall be registered on Form S-4 at the Transaction Closing; and

(vii) the shares of PubCo Class A Common Stock issuable in connection with the Transactions shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) (or, at the election of PubCo, the New York Stock Exchange (“NYSE”)), subject to official notice of issuance.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.01 Representations and Warranties of the Company. The Company represents and warrants to the Subscriber that:

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) The Units have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Units will be duly and validly issued to the Subscriber. When issued and delivered to Subscriber against fully payment therefor in accordance with the terms of this Subscription Agreement, the Pre-Funded Warrants will be duly and validly issued to the Subscriber, and the Pre-Funded Warrants will be valid and binding obligations of the Company, enforceable in accordance with their terms. The Subscriber will acquire the Subscriber’s Units free and clear of any liens, charges or encumbrances, except for restrictions on transfer provided for in this Subscription Agreement, in the Company Agreement, or under the Securities Act or other applicable securities laws.

(c) This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d) Assuming the accuracy of the Subscriber’s representations and warranties in Section 2.02, the execution, delivery and performance of this Subscription Agreement, including the issuance and sale of the Subscribed Securities, in compliance herewith will be done in accordance with the rules of Nasdaq (or, at the election of PubCo, NYSE), and the consummation of the Transactions will not conflict with or result in (i) a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, financial condition or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Subscribed Securities or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement; (ii) any violation of the provisions of the organizational documents of the Company; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or materially affect the validity of the Subscribed Securities or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement.

(e) Assuming the accuracy of the representations and warranties of the Subscriber in Section 2.02, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Subscribed Securities pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with the terms of this Subscription Agreement, (iv) those required by the Nasdaq (or, at the election of PubCo, NYSE), and (v) those filings as to which the failure to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) The Company is not, and immediately after receipt of payment for the Subscribed Securities, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(g) Assuming the accuracy of Subscriber’s representations and warranties in Section 2.02, in connection with the offer, sale and delivery of the Subscribed Securities in the manner contemplated by this Subscription Agreement, it is not necessary to register Subscribed Securities under the Securities Act. The Subscribed Securities (i) were not offered to Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(h) Except for such matters as have not had and would not reasonably be expected to have a Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(i) Other than arrangements entered into with Lucid Capital Markets, LLC and Ocean Wall Ltd. in connection with the Transactions, the Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber could become liable.

2.02 Representations and Warranties by the Subscriber. The Subscriber represents, warrants, agrees and covenants with and to the Company and the Company that:

(a) Subscriber is either a U.S. investor or non-U.S. investor as set forth under its name on the signature page hereto, and accordingly represents the applicable additional matters under clause (i) or (ii) below:

(i) If Subscriber is a U.S. investor, Subscriber is either a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act), is acquiring the Subscribed Securities only for its own account, as principal, for investment purposes only and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Securities. The Subscriber acknowledges and understands that the Company will rely on the information provided by the Subscriber in this Subscription Agreement and in the Subscriber Questionnaire that accompanies this Subscription Agreement for purposes of complying with federal and applicable state securities laws.

(ii) If Subscriber is a non-U.S. investor, Subscriber understands that the sale of the Subscribed Securities is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”). Subscriber is not a U.S. Person (as defined in Regulation S), it is acquiring the Subscribed Securities in an offshore transaction in reliance on Regulation S, and it has received all the information that it considers necessary and appropriate to decide whether to acquire the Subscribed Securities hereunder outside of the United States. Subscriber is not relying on any statements or representations made in connection with the transactions contemplated hereby other than representations contained in this Subscription Agreement. Subscriber understands and agrees that Subscribed Securities sold pursuant to Regulation S may be subject to restrictions thereunder, including compliance with the distribution compliance period provisions therein.

(b) The Subscriber has been furnished, has carefully read, and has relied solely (except for information obtained pursuant to paragraph (c) below), on the information contained in this Subscription Agreement and the Company Agreement and the Subscriber has not received any other offering literature or prospectus relating to the offering of the Subscribed Securities (the “Offering”) and no representations or warranties have been made to the Subscriber or the Company, other than the representations, if any, which are specifically set forth in this Subscription Agreement and the Company Agreement.

(c) Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Securities, including with respect to the Company, the Transaction, PubCo, OpCo and Parent. The Subscriber has had an unrestricted opportunity to: (i) obtain additional information concerning the Offering, the Subscribed Securities, the Company, PubCo, OpCo, Parent and any other matters relating directly or indirectly to the Subscriber’s purchase of the Subscribed Securities; and (ii) ask questions of, and receive answers from the Company, PubCo, OpCo and Parent concerning the terms and conditions of the Offering and to obtain such additional information as may have been necessary to verify the accuracy of the information contained in this Subscription Agreement, the Company Agreement or otherwise provided. Without limiting the generality of the foregoing, Subscriber acknowledges that it has received and carefully reviewed the following items (collectively, the “Disclosure Documents”): (i) the Merger Agreement, (ii) the investor presentation by the Company and OpCo (the “Investor Presentation”), (iii) PubCo’s filings with the Securities and Exchange Commission (“SEC”), (iv) Parent’s filings with the SEC, including, without limitation, Parent’s Annual Report on Form 10-K filed with the SEC on April 10, 2026 (including the risk factors set forth under the headings “Risks Related to Renergen’s Business” beginning on page 68 and “Risks Related to Renergen’s Indebtedness and Liquidity” beginning on page 77), as amended, and Parent’s subsequent Quarterly Reports on Form 10-Q filed by Parent with the SEC and (v) Parent’s Current Report on Form 8-K filed on January 7, 2026, as amended on March 24, 2026. The undersigned understands the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the Transaction Closing. Subscriber has conducted its own investigation of the Company, PubCo, OpCo, Parent and the Subscribed Securities and Subscriber has made its own assessment and have satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Subscribed Subunits. Subscriber further acknowledges that the information contained in the Disclosure Documents is subject to change, and that any changes to the information contained in the Disclosure Documents, including any changes based on updated information or changes in terms of the Transaction, shall in no way affect Subscriber’s obligation to purchase the Subscribed Securities hereunder, except as otherwise provided herein, and that, in purchasing the Subscribed Securities, Subscriber is not relying upon any projections contained in the Investor Presentation. Subscriber acknowledges that neither the Company, PubCo, OpCo Parent, any of their respective officers or directors, nor any other individual or entity has made any representations, warranties, guarantees or other promises or agreements by their provision of any such additional information.

(d) Subscriber understands that the Subscribed Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Securities delivered at the Closing will not have been registered under the Securities Act. Subscriber understands that the Subscribed Securities may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book-entry securities representing the Subscribed Securities shall contain a restrictive legend to such effect. Subscriber acknowledges that the Subscribed Securities will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. Subscriber understands and agrees that the Subscribed Securities will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Securities and may be required to bear the financial risk of an investment in the Subscribed Securities for an indefinite period of time.

(e) Subscriber understands and agrees that Subscriber is purchasing Subscribed Securities directly from the Company. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Company or any of its officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Subscription Agreement) or by implication. Except for the representations, warranties and agreements of the Company expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transaction, the Subscribed Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including all business, legal, regulatory, accounting, credit and tax matters.

(f) Except as otherwise disclosed in writing by the Subscriber, the Subscriber has not dealt with a broker in connection with the purchase of the Units and agrees to indemnify and hold the Company harmless from any claims for brokerage or fees in connection with the transactions contemplated herein.

(g) The Subscriber is not relying on the Company, or any references contained in this Subscription Agreement with respect to any legal, investment or tax considerations involved in the purchase, ownership and disposition of the Subscribed Securities. The Subscriber has relied solely on the advice of, or has consulted with, in regard to the legal, investment and tax considerations involved in the purchase, ownership and disposition of the Subscribed Securities, the Subscriber’s own legal counsel, business and/or investment adviser, accountant and tax adviser.

(h) If the Subscriber is a corporation, partnership, trust or other entity: (i) Subscriber is authorized and qualified to become a member of, and authorized to make its Subscription to the Company; (ii) the person signing this Subscription Agreement on behalf of Subscriber has been duly authorized by such entity to do so; (iii) the execution, delivery and performance by Subscriber of this Subscription Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Subscriber is a party or by which Subscriber is bound and will not violate any provisions of Subscriber’s organizational documents; (iv) this Subscription Agreement constitutes a legal, valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms; and (v) Subscriber was not organized or reorganized for the specific purpose of acquiring the Subscribed Securities.

(i) The Subscriber understands the various and significant risks of an investment in the Company and has carefully reviewed the various risks described in the Disclosure Documents and otherwise is familiar with and understands the risks of investing in entities like the Company. Subscriber is a sophisticated investor, experienced in investing in private placement transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Securities. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscribed Securities (i) is fully consistent with its financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to Subscriber, (iii) has been duly authorized and approved by all necessary action, (iv) does not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which Subscriber is bound, and (v) is a fit, proper and suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Securities.

(j) The Subscriber is willing and able to bear the economic risks of an investment in the Company for an indefinite period of time.

(k) The Subscriber has read and understands each and all of the provisions of the Company Agreement.

(l) Subscriber became aware of this offering of the Subscribed Securities solely by means of direct contact between Subscriber and the Company or a representative of the Company. Subscriber acknowledges that the Subscribed Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) The Subscriber maintains the Subscriber’s domicile, and is not merely a transient or temporary resident, at the residence address shown on the signature page of this Subscription Agreement.

(n) The Subscriber understands and agrees that this subscription, once made, is irrevocable by Subscriber, and that the Company will advise Subscriber as soon as practicable whether this Subscription Agreement, together with all or a portion of the subscription, has been accepted or rejected. The Company, in its sole discretion, may reject subscriptions in whole or in part. If this subscription is rejected, the Company shall as soon as practicable return any funds transferred to the Company by the Subscriber, without interest, along with this Subscription Agreement and any other documents delivered by the Subscriber.

(o) Subscriber hereby acknowledges and agrees that it will not, and will cause each person acting at Subscriber’s direction or pursuant to any understanding with Subscriber to not, directly or indirectly offer, sell, pledge, contract to sell or engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case that result in Subscriber having a net short position in respect of the Subscribed Securities, the PubCo Class A Common Stock or the PubCo Class B Common Stock of existing PubCo prior to the Merger (as applicable) until the Closing (or such earlier termination of this Subscription Agreement in accordance with its terms).

(p) Neither (i) Subscriber, (ii) any of Subscriber’s directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Company’s voting equity securities (in accordance with Rule 506(d) of the 1933 Act) held by Subscriber is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act (the “Disqualification Events”), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of the closing in writing in reasonable detail to the Company.

(q) Subscriber has, and on each date any portion of the Aggregate Purchase Price would be required to be funded to the Company pursuant to this Subscription Agreement will have, sufficient immediately available funds to pay the Aggregate Purchase Price.

(r) [Subscriber hereby acknowledges and agrees that Parent will be subscribing for Class B Units of the Company at the same price per unit as the price paid by Subscriber for its securities purchased under this Subscription Agreement, which Class B Units shall automatically convert into shares of PubCo Class B Common Stock in connection with the Merger. Subscriber further acknowledges that each share of PubCo Class B Common Stock shall entitle Parent to ten (10) votes per share on all matters submitted to a vote of the stockholders of PubCo.]

(s) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company, PubCo, OpCo and Parent.

2.03 Anti-Money Laundering Matters.

(a) In General. The Subscriber acknowledges that due to anti-money laundering laws in the United States, the Company may, at any time, require further identification of the Subscriber and the source of subscription funds. The Subscriber represents that all subscription payments transferred to the Company originated directly from a bank or brokerage account in the name of the Subscriber. If the Subscriber is subscribing on behalf of a Beneficial Owner, pursuant to Section 2.03(b) below, then the Subscriber represents that all subscription payments transferred to the Subscriber with respect to such Beneficial Owner originated directly from a bank or brokerage account in the name of such Beneficial Owner. The Subscriber represents that acceptance by the Company of this Subscription Agreement, together with acceptance of the appropriate remittance, will not breach any applicable rules and regulations designed to avoid money laundering. Specifically, the Subscriber represents that all evidence of identity provided to the Company is genuine and all related information furnished and to be furnished is accurate.

(b) Beneficial Ownership. The Subscriber represents that it is subscribing for Units for the Subscriber’s own account and risk, and, unless the Subscriber advises the Company to the contrary in writing and identifies with specificity each beneficial owner on whose behalf the Subscriber is acting, the Subscriber represents that it is not acting as a nominee for any other person or entity. If the Subscriber is (i) acting as trustee, agent, representative or disclosed nominee for another person or entity, or (ii) an entity, other than a publicly-traded company listed on an organized exchange or a subsidiary or pension fund of such a company based in a Financial Action Task Force (“FATF”) Compliant Jurisdiction, investing on behalf of underlying investors, including a fund-of-funds (the persons, entities and underlying investors referred to in (i) and (ii) being referred to collectively as the “Beneficial Owners”), Subscriber represents and warrants that:

(i)
The Subscriber understands and acknowledges the representations, warranties and agreements made herein are made by Subscriber (A) with respect to Subscriber and (B) with respect to each of the Beneficial Owners;
(ii)
The Subscriber has all requisite power and authority from each Beneficial Owner to execute and perform the obligations under this Subscription Agreement;
(iii)
The Subscriber has adopted and implemented anti-money laundering policies, procedures and controls that comply and will continue to comply with applicable laws and regulations; and
(iv)
The Subscriber has established the identity of all Beneficial Owners, holds evidence of such identities and will make such information available to the Company upon request, and has procedures in place to ensure that the Beneficial Owners are not Prohibited Investors (as defined below).

(c) Prohibited Investor. The Subscriber represents and warrants that neither it or to the best of its knowledge and belief after due inquiry, the Beneficial Owners, nor any person controlling, controlled by, or under common control with it or the Beneficial Owners, nor any person having a beneficial or economic interest in it or the Beneficial Owners, is a Prohibited Investor. The Subscriber further represents that it is not investing and will not invest in the Company for the benefit of a Prohibited Investor. The Subscriber acknowledges that the Company prohibits any investment by a Prohibited Investor or for the benefit of a Prohibited Investor.

(d) Suspension of Certain Rights. Subscriber acknowledges that if the Company reasonably believes that the Subscriber is a Prohibited Investor or has otherwise breached its representations and warranties herein, the Company may freeze the Subscriber’s investments, either by prohibiting additional investments, segregating the assets constituting the investment in accordance with applicable regulations, or otherwise subject to applicable regulations. Alternatively, the Subscriber’s investment may be redeemed immediately at cost, and the Subscriber shall have no claim against the Company or its respective affiliates for any damages as result thereof.

(e) Definitions. For purposes of this Subscription Agreement, the following capitalized terms shall have the following meanings:

(i)
FATF means the Financial Action Task Force on Money Laundering.
(ii)
FATF-Compliant Jurisdiction is a jurisdiction that (i) is a member in good standing of FATF and (ii) has undergone two rounds of FATF mutual evaluations. For a current list of FATF compliant jurisdictions, refer to http://www.fatf-gafi.org/countries.

(iii)
Foreign Bank means an organization that (i) is organized under the laws of a non-U.S. country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a non-U.S. bank.
(iv)
Foreign Shell Bank means a Foreign Bank without a Physical Presence in any country, but does not include a Regulated Affiliate.
(v)
Non-Cooperative Jurisdiction means any non-U.S. country that has been designated as non-cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the FATF, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur. For a current list of Non-Cooperative Countries and Territories, refer to the Financial Action Task Force website, http://www.fatf-gafi.org/countries.
(vi)
Physical Presence means a place of business that is maintained by a Foreign Bank and is located at a fixed address, other than solely a post office box or an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities, at which location the Foreign Bank (i) employs one or more individuals on a full-time basis, (ii) maintains operating records related to its banking activities, and (iii) is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities.
(vii)
Prohibited Investor means (i) a person or entity whose name appears on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control (“OFAC”) (refer to http://www.ustreas.gov/ofac), (ii) a Foreign Shell Bank, or (iii) a person or entity resident in or organized or chartered under the laws of a Non-Cooperative Jurisdiction or whose subscription funds are transferred from or through a Foreign Shell Bank, a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction or a Sanctioned Regime.
(viii)
Regulated Affiliate means a Foreign Shell Bank that (A) is an affiliate of a depository institution, credit union, or Foreign Bank that maintains a Physical Presence in the United States or a non-U.S. country, as applicable, and (B) is subject to supervision by a banking authority in the country regulating such affiliated depository institution, credit union, or Foreign Bank.
(ix)
Sanctioned Regimes means targeted foreign countries, terrorism sponsoring organizations and international narcotics traffickers which OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals.

ARTICLE III

MISCELLANEOUS

3.01 Amendment of Company Agreement and Certificate. If necessary, the parties agree to execute an amendment of the Company Agreement and to execute and file an amendment of the Company’s Certificate of Formation (“Certificate”) to conform to and embody the terms and conditions of this Subscription Agreement.

3.02 Addresses and Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(a) if to Subscriber, to such address or addresses set forth on the signature page hereto; and

(b) if to Company to:

Noble Africa LLC

2200 Ross Avenue

Suite 4575E

Dallas, Texas Attention: Donald G. Ainscow

Email: dainscow@aspisotopes.com

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

2801 N Harwood St Suite 2300

Dallas, Texas 75201

Attention: Matthew L. Fry; Rachel O’Donnell

Email: matt.fry@haynesboone.com; rachel.odonnell@haynesboone.com

3.03 Titles and Captions. All Article and Section titles or captions in this Subscription Agreement are for convenience only. They shall not be deemed part of this Subscription Agreement and do not in any way define, limit, extend or describe the scope or intent of any provisions hereof.

3.04 Assignability; Third-Party Beneficiaries. This Subscription Agreement is not transferable or assignable by the Subscriber. The placement agent, PubCo, OpCo and Parent shall be the third party beneficiaries of the representations and warranties of the Company and the representations and warranties of the Subscriber.

3.05 Pronouns and Plurals. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. The singular form of nouns, pronouns and verbs shall include the plural and vice versa.

3.06 Further Action. The parties shall execute and deliver all documents, provide all information and take or forbear from taking all such action as may be necessary or appropriate to achieve the purposes of this Subscription Agreement. Each party shall bear its own expenses in connection therewith.

3.07 Survival of Representations and Warranties. All representations and warranties made by the parties hereto shall survive the Closing and shall be fully enforceable at law or in equity against the parties hereto. For the avoidance of doubt, if for any reason the Closing does not occur immediately following the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

3.08 Applicable Law, Jurisdiction and Venue.

(a) This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of New York without regard to conflict of law rules.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Subscription Agreement or for recognition or enforcement of any judgment, and each of the Parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Subscription Agreement or the Company Agreement in any such Delaware State court or any such federal court. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

3.09 Binding Effect. This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, administrators, successors, legal representatives, personal representatives, permitted transferees and permitted assigns. If the Subscriber is more than one person, the obligation of the Subscriber shall be joint and several and the agreements, representations, covenants, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and such person’s heirs, executors, administrators and successors.

3.10 Integration. This Subscription Agreement, together with the Company Agreement, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes and replaces all prior and contemporaneous agreements and understandings, whether written or oral, pertaining thereto. No covenant, representation or condition not expressed in this Subscription Agreement shall affect or be deemed to interpret, change or restrict the express provisions hereof.

3.11 Amendment. This Subscription Agreement may be modified or amended only with the written approval of all parties.

3.12 Creditors. None of the provisions of this Subscription Agreement shall be for the benefit of or enforceable by creditors of any party.

3.13 Waiver. No failure by any party to insist upon the strict performance of any covenant, agreement, term or condition of this Subscription Agreement or to exercise any right or remedy available upon a breach thereof shall constitute a waiver of any such breach or of such or any other covenant, agreement, term or condition.

3.14 Rights and Remedies. The rights and remedies of each of the parties hereunder shall be mutually exclusive, and the implementation of one or more of the provisions of this Subscription Agreement shall not preclude the implementation of any other provision.

3.15 Counterparts. This Subscription Agreement may be executed in counterparts, all of which taken together shall constitute one agreement binding on all the parties notwithstanding that all the parties are not signatories to the original or the same counterpart. Delivery between the parties hereto of a counterpart by facsimile or other electronic transmission shall not in any way impair the validity of such counterpart, and any counterpart so delivered shall be valid and binding as if an original.

3.16 Indemnity. The Subscriber agrees to indemnify and hold harmless the Company, and each other person, if any, who controls any such entity within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damages and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) (collectively, “Damages”) arising out of or based upon any breach or failure by the Subscriber to comply with any representation, warranty, covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this Subscription Agreement.

3.17 Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Merger Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party if the Transaction Closing has not occurred on or before the earlier of the Outside Date or December 31, 2026; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Upon the termination of this Subscription Agreement, any monies paid by Subscriber to the Company or the Escrow Agent in respect of the Aggregate Purchase Price shall be promptly returned to Subscriber.

3.18 Disclosure. Subscriber hereby consents to the publication and disclosure in any press release issued by PubCo or Parent or any filing made by PubCo or Parent with the SEC in connection with the Transaction of Subscriber’s identity and beneficial ownership of the Subscribed Securities and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement. Subscriber will promptly provide any information reasonably requested by the Company, PubCo, OpCo or Parent for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).

3.19 Waiver of Jury Trial. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.20 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

3.21 Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties of the Company contained in this Subscription Agreement in making its investment or decision to invest in the Company. Subscriber agrees that neither (i) any other purchaser pursuant to other subscription agreements entered into in connection with the offering, nor (ii) any placement agent or its affiliates, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Securities.

[Signature Page Follows]

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement on this _____ day of ________________________, 2026.

Social Security or Employer	Print Name of Subscriber
Identification Number

Signature for Individual Subscriber:	Other than Individual:

By:
Signature of Subscriber		Signature of Authorized Signatory

Signature of Subscriber, if Joint	Print Name and Address of Authorized Signatory

Mailing Address of Subscriber:	Residence Address of Subscriber:

Street	Street

City State Zip Code	City State Zip Code

If Joint Ownership, check one:	If Other Than Individual Subscribers, check one:

Joint Tenants with	General Company	Trust
Right of Survivor
Tenants-in-Common	Limited Company	“Grantor” Trust
Tenants by the Entirety	Corporation	Estate
Community Property	“S” Corporation	Limited Liability Company
Other (specify):__________

$
	Aggregate Purchase Price	Number of Subscribed Units ($_____ per Unit)

Subscriber status (mark one): ☐ U.S. investor ☐ Non-U.S. investor

FOREGOING SUBSCRIPTION ACCEPTED:

NOBLE AFRICA LLC

By:

By:
Name:
Title:

Noble Africa LLC

SUBSCRIPTION DOCUMENT #2

SUBSCRIBER QUESTIONNAIRE FOR INDIVIDUAL

SUBSCRIBER QUESTIONNAIRE FOR INDIVIDUAL

THIS QUESTIONNAIRE MUST BE ANSWERED FULLY AND RETURNED ALONG WITH YOUR COMPLETED SUBSCRIPTION AGREEMENT IN CONNECTION WITH YOUR PROSPECTIVE PURCHASE OF SECURITIES FROM NOBLE AFRICA LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE “COMPANY”).

THE INFORMATION SUPPLIED IN THIS QUESTIONNAIRE WILL BE HELD IN STRICT CONFIDENCE. NO INFORMATION WILL BE DISCLOSED EXCEPT TO THE EXTENT THAT SUCH DISCLOSURE IS REQUIRED BY LAW OR REGULATION, OTHERWISE DEMANDED BY PROPER LEGAL PROCESS OR IN LITIGATION INVOLVING THE COMPANY.

Capitalized terms used herein without definition shall have the respective meanings given such terms as set forth in the Subscription Agreement between the Company and the subscriber signatory thereto (the “Subscription Agreement”).

The following representations, warranties and information are furnished herewith:

1.
Qualification As An Accredited Investor. This matter is presented in alternative form. Please initial one of the two alternatives set forth below on the line(s) provided.

The Subscriber comes within one of the following two categories: (Kindly initial the category(ies) applicable to you)

(1)
ALTERNATIVE ONE: The Subscriber’s individual net worth, or joint net worth with his or her spouse, at the time of purchase exceeds $1,000,000 (PLEASE NOTE: In calculating net worth, you include all of your assets (other than your primary residence), whether liquid or illiquid, such as cash, stock, securities, personal property and real estate based on the fair market value of such property MINUS all debts and liabilities (other than a mortgage or other debt secured by your primary residence unless such borrowing occurred in the 60 days preceding the date of purchase of the Securities and was not in connection with the acquisition of the primary residence);

(Initial)

(2)
ALTERNATIVE TWO: The Subscriber has had an individual income in excess of $200,000 or in excess of $300,000 with his or her spouse in each of the two most recent years and reasonably expects an income in excess of $200,000 or in excess of $300,000 with his or her spouse in the current year.

(Initial)

2.
Investment Knowledge and Experience. The Subscriber has knowledge and experience in financial and business matters so as to be capable of evaluating the relative merits and risks of an investment in the Company; the Subscriber is not utilizing any other person to be the Subscriber’s purchaser representative in connection with evaluating such merits and risks. The Subscriber offers as evidence of knowledge and experience in these matters the information requested hereinafter on this Subscriber Questionnaire.

(Initial)

3.
Ability to Bear Risk. The Subscriber is willing and able to bear the economic risk of an investment in the Company. The Subscriber offers, as evidence of ability to bear economic risk, the information required hereinafter in this Subscriber Questionnaire.

(Initial)

4.
Purchase Solely for Own Account. Except as indicated below, any purchase of Units will be solely for the account of the Subscriber, and not for the account of any other person or with a view toward resale, assignment, fractionalization or distribution thereof.

(Initial)

(State “No Exceptions” below or set forth exceptions and give details; attach additional pages, if necessary.)

5.
Complete Information. The Subscriber represents to the Company that (a) the information contained herein is complete and accurate and will be relied upon by the Company and (b) the Subscriber will notify the Company immediately of any material change in any such information occurring prior to the submission of a Subscription Agreement and payment if such does not accompany this questionnaire.

(Initial)

6.
Investigation. The Subscriber has relied solely upon investigations made by the Subscriber and the Subscriber’s attorney and accountant or other advisors in making the decision to participate or not to participate in the proposed offering of Units. Subscriber acknowledges that no statement, printed material or inducement has been given or made by the Company or its representatives which is contrary to the information contained in the Company Agreement or the Subscription Agreement (including Exhibits thereto).

I hereby represent and warrant to the Company that, to the best of my information and belief, the above information supplied by me is true and correct in all material respects.

Date:
Individual Signature

Noble Africa LLC

SUBSCRIPTION DOCUMENT #3

SUBSCRIBER QUESTIONNAIRE FOR PARTNERSHIP, LLC, CORPORATION OR TRUST

NOBLE AFRICA LLC

SUBSCRIBER QUESTIONNAIRE FOR PARTNERSHIP, LLC, CORPORATION OR TRUST

(All Information Will be Treated Confidentially)

NOBLE AFRICA LLC

Gentlemen:

The information contained herein is being furnished to Noble Africa LLC, a Delaware limited liability company (the “Company”) in order for the Company to determine whether the undersigned’s (the “Subscriber”) subscription for Units in the Company (the “Units”) may be accepted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”). The Subscriber understands that: (i) the Company will rely upon the following information for purposes of complying with Federal and applicable state securities laws, (ii) the Units will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the 1933 Act, and (iii) this questionnaire is not an offer to sell nor the solicitation of an offer to buy any Units, or any other securities, to the Subscriber.

I.
Qualification as an Accredited Investor.

In order to qualify as an Accredited Investor, the Subscriber must meet one of the following tests:

1.
A “bank” as defined in Section 3(a)(2) of the 1933 Act;
2.
An “insurance company” as defined in Section 2(13) of the 1933 Act;
3.
Any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;
4.
An investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”);
5.
A business development company as defined in Section 2(a)(48) of the 1940 Act;
6.
A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;
7.
An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a) whose investment decisions are made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, insurance company or registered investment adviser; or (b) having total assets in excess of $5,000,000; or (c) if self-directed, the investment decisions are made solely by persons that are Accredited Investors;
8.
An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring Units, having total assets in excess of $5,000,000;
9.
A trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring Units, whose purchase is directed by a sophisticated investor; or
10.
An entity in which all of the equity owners are Accredited Investors.

Indicate whether you qualify as an Accredited Investor under any of the tests described above.

A.	Yes	No

B.
If yes, place an “X” mark next to the number(s) of the tests under which you qualify as an Accredited Investor.

1____ 2____ 3____ 4____ 5____ 6____ 7(a)____ 7(b)____ 7(c)____ 8____ 9____ 10_____

(If you checked “7(c)”, “9” or “10” above, all natural persons (a) directing employee benefit plans, (b) directing the investments of a trust, or (c) equity owners of an entity, must complete a copy of Subscription Document No. 3.)

II.
Additional Representations of Certain Subscribers.
A.
Please check whichever box below is applicable:

The Subscriber hereby represents that the Subscriber was not organized or reorganized for the specific purpose, or for the purpose among other purposes, of acquiring interests in the Company.

The Subscriber is not able to so represent.

B.
If the Subscriber is a partnership, please check whichever box below is applicable:

The Subscriber hereby represents that no individual partner or group of partners of the Subscriber had the right to elect whether or not to participate in the investment of the Subscriber in the Company or to determine the level of participation of such partner or group therein.

The Subscriber is not able to so represent.

C.
Is the Subscriber a private investment company, which is not, registered under the Investment Company Act of 1940, as amended, in reliance on Section 3(c)(1) or Section 3(c)(7) thereof?

Yes	No

The Subscriber for which I am authorized to act is willing and able to bear the economic risk of an investment in the Company. I will provide the Company with financial data regarding the Subscriber as may be reasonably requested.

I will rely solely upon investigations made by my attorney, accountant and me in making the decision to participate or not to participate in the proposed offering. I acknowledge that no statement, printed material or inducement has been given or made by the Company or its representatives which is contrary to the information contained in the Company Agreement, or the Subscription Agreement (including Exhibits thereto).

To the best of my information and belief, the above information supplied by me is true and correct in all material respects.

Date		Name of Entity

By:
Signature of Authorized Signatory

Print Name and Title of Authorized Signatory

EXHIBIT A

CERTIFICATE OF PARTNERSHIP OR LLC INVESTOR

CERTIFICATE OF
(Name of Company)

The undersigned, constituting all of the general partners/managing members of _______________________ (the “Company”), hereby certify as follows:

1.
That the Company commenced business on and was established pursuant to a Company Agreement dated (the “Agreement”).
2.
That a true and correct copy of the Agreement is attached hereto and that, as of the date hereof, the Agreement has not been amended (except as to any attached amendments) or revoked and is still in full force and effect.
3.
That, as the general partner(s)/managing member(s) of the Company, I/we have determined that the investment in, and purchase of, Units of Noble Africa LLC is of benefit to the Company and have determined to make such investment on behalf of the Company.
4.
That, pursuant to the Agreement, is authorized to execute all necessary documents in connection with our investment in Noble Africa LLC.
5.
There are ______ partners/members in the aggregate in the Company.

IN WITNESS WHEREOF, we have executed this certificate as the general partners of the Company this ____ day of ____________, 2026, and declare that it is truthful and correct.

(Name of Company)

By:
Partner/Member

By:
Partner/Member

By:
Partner/Member

EXHIBIT B

CERTIFICATE OF TRUST INVESTOR

CERTIFICATE OF
(Name of Trust)

The undersigned, constituting all of the Trustees of (the “Trust”), hereby certify as follows:

1.
That the Trust was established pursuant to Trust Agreement dated __________________________________ (the “Agreement”).
2.
That a true and correct copy of the Agreement is attached hereto and that, as of the date hereof, the Agreement has not been amended (except as to any attached amendments) or revoked and is still in full force and effect.
3.
That, as the Trustee(s) of the Trust, I/we have determined that the investment in, and purchase of, an interest in Noble Africa LLC is of benefit to the Trust and have determined to make such investment on behalf of the Trust.
4.
That is authorized by the Trust Agreement to execute, on behalf of the Trust, any and all documents in connection with the Trust’s investment in Noble Africa LLC.
5.
There are beneficiaries in the aggregate of the Trust.

IN WITNESS WHEREOF, we have executed this certificate as the Trustee(s) of the Trust this _____ day of ____________, 2026, and declare that it is truthful and correct.

(Name of Trust)

By:
Trustee

By:
Trustee

By:
Trustee

EXHIBIT C

CERTIFICATE OF CORPORATE INVESTOR

CERTIFICATE OF
(Name of Corporation)

The undersigned, being the duly elected and acting Secretary or of
 (the “Corporation”), hereby certifies as follows:

1.
That the Corporation commenced business on and was incorporated under the laws of the State of on .
2.
That a true and correct copy of the Articles of Incorporation of the Corporation is attached hereto and that as of the date hereof, the Articles of Incorporation have not been amended (except as to any attached amendments) or revoked and are still in full force and effect.
3.
That the Board of Directors of the Corporation has determined that the investment in, and purchase of, an interest in Noble Africa LLC is of benefit to the Corporation and has determined to make such investment on behalf of the Corporation. Attached hereto is a true, correct and complete copy of certain resolutions of the Board of Directors of the Corporation duly authorizing this investment, and said resolutions have not been revoked, rescinded or modified and, at the date hereof, are in full force and effect.
4.
That the following named individuals are duly elected officers of the Corporation, who hold the offices set opposite their respective names and who are duly authorized to execute any and all documents in connection with the Corporation’s investment in Noble Africa LLC and that the signatures written opposite their names and titles are their correct and genuine signature.

Name	Title	Signature

5.
There are shareholders in the aggregate in the Corporation.

IN WITNESS WHEREOF, I have executed this certificate and affixed the seal of the Corporation this ____ day of ____________, 2026, and declare that it is truthful and correct.

(Name of Corporation)

By:
Authorized Officer

Noble Africa LLC

SUBSCRIPTION DOCUMENT #4

CERTIFICATION OF NON-FOREIGN STATUS AND IRS FORM W-9

CERTIFICATION OF NON-FOREIGN STATUS

(Company; Corporation; Trust)

The undersigned hereby certifies to Noble Africa LLC (the “Company”) as follows:

Section 1446 of the Internal Revenue Code provides that a partnership must pay a withholding tax to the Internal Revenue Service with respect to a partner’s allocable share of the Company’s effectively connected taxable income, if the Partner is a foreign person. To inform the Company that the provisions of Section 1446 do not apply, the undersigned hereby certifies on behalf of ____________________________________________ (“Member”) the following:

1.
Member is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code and the Income Tax Regulations);
2.
Member’s U.S. employer identification number is ____-_____________; and
3.
Member’s office address is

_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

Member hereby agrees to notify the Company within sixty (60) days of the date on which Member becomes a foreign person. Member understands that this certification may be disclosed to the Internal Revenue Service by the Company and that any false statement I have made here could be punished by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief, it is true, correct and complete and I further declare that I have authority to sign this document on behalf of Member.

Date:

Name:

By:
Name:
Title:

CERTIFICATION OF NON-FOREIGN STATUS

(Individual)

The undersigned hereby certifies to Noble Africa LLC (the “Company”) as follows:

Section 1446 of the Internal Revenue Code of 1986, as amended, provides that a partnership must pay a withholding tax to the Internal Revenue Service with respect to a partner’s allocable share of the Company’s effectively connected taxable income, if the Partner is a foreign person. To inform Company that the provisions of Section 1446 do not apply, I, ___________________________________, hereby certify the following:

1.
I am not a non-resident alien for purposes of U.S. income taxation;
2.
My U.S. taxpayer identification number (social security number) is ____-____-_______; and
3.
My home address is

_________________________________________________________________

_________________________________________________________________

I hereby agree that if I become a non-resident alien, I will notify the Company within sixty (60) days of doing so. I understand that this certification may be disclosed to the Internal Revenue Service by the Company and that any false statement I have made here could be punished by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief, it is true, correct and complete.

Date

Signature of Member

IRS FORM W-9

[attached hereto]

Annex K

FORM OF

MASTER TRANSACTION AGREEMENT

between

4K RESOURCES INC.

and

ASP ISOTOPES INC.

K-i

MASTER TRANSACTION AGREEMENT

This Master Transaction Agreement is dated as of [●], 2026, between ASP Isotopes Inc., a Delaware corporation (“ASP Isotopes”), and 4K Resources Inc., a Delaware corporation (f/k/a ENDRA Life Sciences Inc.) (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Section 4.1.

RECITALS

WHEREAS, on June 25, 2026, ASP Isotopes, the Company, Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of ASP Isotopes (“OpCo”), Noble Africa LLC, a Delaware limited liability company and a direct subsidiary of ASP Isotopes (the “Target Company”), and Kruger Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), entered into that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, among other things, (a) prior to the Effective Time (as defined in the Merger Agreement), ASP Isotopes contributed all of its equity interest in OpCo to the Target Company and (b) Merger Sub merged with and into the Target Company (the “Merger”), with the Target Company surviving the Merger as a direct, wholly owned subsidiary of the Company, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, in connection with the Merger, the Company changed its name from ENDRA Life Sciences Inc. to 4K Resources Inc.;

WHEREAS, as a result of the Merger, ASP Isotopes is the beneficial owner of a majority of the issued and outstanding Common Stock of the Company; and

WHEREAS, the Parties intend in this Agreement, including any Exhibits and Schedules hereto, to set forth the principal arrangements between ASP Isotopes and the Company regarding the relationship of the Parties following the consummation of the Merger;

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, the Parties mutually covenant and agree as follows:

ARTICLE I
COVENANTS AND OTHER MATTERS

Section 1.1 Other Agreements. ASP Isotopes and the Company agree to execute or cause to be executed by the appropriate parties and deliver, as appropriate, such other agreements, instruments and other documents as may be necessary or desirable in order to effect the purposes of this Agreement and the Inter-Company Agreements.

Section 1.2 Agreement for Exchange of Information.

(a)
Generally. Each of ASP Isotopes and the Company agrees to provide, or cause to be provided, to the other, at any time, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, (iii) to comply with its obligations under this Agreement or any Inter-Company Agreement or (iv) to the extent such Information and cooperation is necessary to comply with such reporting, disclosure, filing or other requirements, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of ASP Isotopes or the Company, as the case may be; provided, however, that in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any law or agreement, or waive any attorney-client privilege, the Parties shall take all reasonable measures to permit compliance with such obligations in a manner that avoids any such harm or consequence; provided, further, that if, after taking all such reasonable measures, the Party subject to such law or agreement is unable to provide any Information without violating such law or agreement, such Party shall not be obligated to provide such Information to the extent that it would violate such law or agreement. Each of ASP Isotopes and the Company agrees to make their respective personnel available to discuss the Information exchanged pursuant to this Section 1.2.

(b)
Internal Accounting Controls; Financial Information. Each Party shall maintain in effect at its own cost and expense adequate systems and controls for its business to the extent necessary to enable the other Party to satisfy its reporting, tax return, accounting, audit and other obligations. Each Party shall provide, or cause to be provided, to the other Party and its Subsidiaries in such form as such requesting Party shall request, at no charge to the requesting Party, all financial and other data and Information as the requesting Party determines necessary or advisable in order to prepare its financial statements and reports or filings with any Governmental Authority.
(c)
Ownership of Information. Any Information owned by a Party that is provided to a requesting Party pursuant to this Section 1.2 shall be deemed to remain the property of the providing Party (or Person on whose behalf such Information is being provided). Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.
(d)
Record Retention. To facilitate the possible exchange of Information pursuant to this Section 1.2 and other provisions of this Agreement, each Party agrees to use commercially reasonable efforts to retain all Information in its respective possession or control substantially in accordance with its respective record retention policies and practices from time to time in effect, and for such longer period as may be required by any Governmental Authority, any litigation matter, any applicable law or any Inter-Company Agreement. Except as set forth in any Inter-Company Agreement, each Party may amend its respective record retention policies at such Party’s discretion; provided, however, that if a Party desires to effect any such amendment, the amending Party must give at least thirty (30) days prior written notice of such amendment to the other Party.
(e)
Limitation of Liability. Each Party will use commercially reasonable efforts to ensure that Information provided to the other Party hereunder is accurate and complete; provided, however, no Party shall have any liability to any other Party in the event that any Information exchanged or provided pursuant to this Section 1.2 is found to be inaccurate or incomplete, in the absence of gross negligence or willful misconduct by the Party providing such Information. Neither Party shall have any liability to the other Party if any Information is destroyed or lost after the providing Party has complied with the provisions of Section 1.2(d).
(f)
Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Section 1.2 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in this Agreement and any Inter-Company Agreement.
(g)
Production of Witnesses; Records; Cooperation. For a period of seven (7) years after the first date on which any distribution or transfer by ASP Isotopes of the Class B common stock to ASP Isotopes stockholders or security holders occurs in connection with a transaction intended to qualify for non-recognition of gain and loss under Section 355 of the Code, and except in the case of a legal or other proceeding by one Party against the other Party, each Party hereto shall use commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of such Party as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any legal, administrative or other proceeding in which the requesting Party may from time to time be involved, regardless of whether such legal, administrative or other proceeding is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

Section 1.3 Auditors and Audits; Financial Statements; Accounting Matters. Each Party agrees that:

(a)
Selection of Auditors.

(i) The Company shall use commercially reasonable efforts to select the independent certified public accountants (“Company Auditors”) used by ASP Isotopes to serve as the Company’s (and its Subsidiaries’) independent certified public accountants (“ASP Isotopes Auditors” and, for the avoidance of doubt, should ASP Isotopes at any time change the accounting firm serving as its independent certified public accountants, “ASP Isotopes Auditors” shall thereafter mean the new firm serving as ASP Isotopes’ independent certified public accountants) for purposes of providing an opinion on its consolidated financial statements; provided, however, that the Company Auditors may be different from the ASP Isotopes Auditors if necessary to comply with applicable laws regarding auditor independence and qualifications (provided, further, that the Company shall not take any actions, and shall use commercially reasonable efforts to cause its directors, officers and employees not to take any actions, that could reasonably be expected to require the Company to engage auditors other than the ASP Isotopes Auditors). The foregoing shall not be construed so as to unlawfully limit any responsibility of the audit committee of the Company’s board of directors, pursuant to Rule 10A-3(b)(2) under the Exchange Act, to appoint, compensate, retain and oversee the work of the independent registered public accounting firm the Company engages.

(ii) The Company shall provide ASP Isotopes as much prior notice as reasonably practical of any change in the Company Auditors for purposes of providing an opinion on its consolidated financial statements.

(b)
Coordination of Annual Audits and Quarterly Reviews. To the extent necessary for the purpose of preparing financial statements or completing a financial statement audit, the Company shall use commercially reasonable efforts to enable the Company Auditors to complete their annual audit and quarterly review procedures by a date necessary to permit them to provide clearance on the Company’s annual and quarterly financial statements on the same date that the ASP Isotopes Auditors provide clearance on ASP Isotopes’ annual and quarterly financial statements.
(c)
Annual and Quarterly Financial Statements.

(i) The Company shall not change its fiscal year without ASP Isotopes’ written consent.

(ii) To the extent necessary for the purpose of preparing financial statements or completing a financial statement audit:

(A)
The Company shall provide to ASP Isotopes on a timely basis all Information that ASP Isotopes reasonably requires to meet its schedule for the preparation, printing, filing and public dissemination of ASP Isotopes’ annual and quarterly financial statements; and
(B)
without limiting the generality of the foregoing, the Company will provide all required financial Information with respect to the Company and its Subsidiaries to the Company Auditors in a sufficient and reasonable time and in sufficient detail to permit the Company Auditors to take all steps and perform all reviews necessary to provide sufficient assistance to the ASP Isotopes Auditors with respect to financial Information to be included or contained in ASP Isotopes’ annual and quarterly financial statements.

(iii) To the extent necessary for the purpose of preparing financial statements or completing a financial statement audit:

(A)
ASP Isotopes shall provide to the Company on a timely basis all financial Information that the Company reasonably requires to meet its schedule for the preparation, printing, filing and public dissemination of the Company’s annual and quarterly financial statements; and
(B)
without limiting the generality of the foregoing, ASP Isotopes will provide all required financial Information with respect to ASP Isotopes and its Subsidiaries to the ASP Isotopes Auditors in a sufficient and reasonable time and in sufficient detail to permit the ASP Isotopes Auditors to take all steps and perform all reviews necessary to provide sufficient assistance to the Company Auditors with respect to financial Information to be included or contained in the Company’s annual and quarterly financial statements.
(d)
Certifications and Attestations.

(i) To the extent necessary for the timely filing by ASP Isotopes of annual and quarterly reports under the Exchange Act or in connection with any investigations of prior periods, the Company shall cause its principal executive officer and principal financial officer to provide to ASP Isotopes on a timely basis and as reasonably requested by ASP Isotopes (A) any certificates requested as support for the certifications and attestations required by Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002, as amended, to be filed with such annual and quarterly reports, (B) any certificates or other written Information which such principal executive officer or principal financial officer received as support for any such certificates provided to ASP Isotopes and (C) a reasonable opportunity to discuss with such principal financial officer and other appropriate officers and employees of the Company any issues reasonably related to the foregoing.

(ii) To the extent necessary for the timely filing by the Company of annual and quarterly reports under the Exchange Act or in connection with any investigations of prior periods, ASP Isotopes shall cause its appropriate officers and employees to provide to the Company on a timely basis and as reasonably requested by the Company (A) any certificates requested as support for the certifications and attestations required by Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002, as amended, to be filed with such annual and quarterly reports, (B) any certificates or other Information which such appropriate officers and employees received as support for any such certificates provided to the Company and (C) a reasonable opportunity to discuss with such appropriate officers and employees of ASP Isotopes any issues reasonably related to the foregoing.

(e)
Compliance With Laws, Policies and Regulations. The Company shall comply with the significant financial accounting and reporting rules, policies and directives of ASP Isotopes, as agreed to by the companies’ respective chief accounting officers, and use reasonable efforts to fulfill all timing and reporting requirements applicable to ASP Isotopes’ Subsidiaries that are consolidated with ASP Isotopes for financial statement purposes. The Company shall comply with all financial accounting and reporting rules and policies in all material respects, and fulfill all timing and reporting requirements under applicable federal securities laws and Stock Exchange rules in all material respects. The Company shall not be deemed to be in breach of its obligations set forth in this provision to the extent that the Company is unable to comply with such obligations as a result of the actions or wrongful inactions of ASP Isotopes.
(f)
Identity of Personnel Performing the Annual Audit and Quarterly Reviews. To the extent such information and cooperation are necessary for the preparation of financial statements or completing a financial statements audit:

(i) The Company shall authorize the Company Auditors to make available to the ASP Isotopes Auditors both the personnel who performed or will perform the annual audits and quarterly reviews of the Company and work papers related to the annual audits and quarterly reviews of the Company, in all cases within a reasonable time prior to the Company Auditors’ opinion date, so that the ASP Isotopes Auditors are able to perform the procedures they consider necessary to take responsibility for the work of the Company Auditors as it relates to the ASP Isotopes Auditors’ report on ASP Isotopes’ financial statements, all within sufficient time to enable ASP Isotopes to meet its timetable for the printing, filing and public dissemination of ASP Isotopes’ annual and quarterly statements.

(ii) ASP Isotopes shall authorize the ASP Isotopes Auditors to make available to the Company Auditors both the personnel who performed or will perform the annual audits and quarterly reviews of ASP Isotopes and work papers related to the annual audits and quarterly reviews of ASP Isotopes, in all cases within a reasonable time prior to the ASP Isotopes Auditors’ opinion date, so that the Company Auditors are able to perform the procedures they consider necessary to take responsibility for the work of the ASP Isotopes Auditors as it relates to the Company Auditors’ report on the Company’s financial statements, all within sufficient time to enable the Company to meet its timetable for the printing, filing and public dissemination of the Company’s annual and quarterly financial statements.

(g)
Access to Books and Records.

(i) upon reasonable advance notice, the Company shall provide ASP Isotopes’ internal auditors, counsel and other designated representatives of ASP Isotopes access during normal business hours to (A) the premises of the Company and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of the Company and its Subsidiaries and (B) the officers and employees of the Company and its Subsidiaries, so that ASP Isotopes may conduct reasonable audits relating to the financial statements provided by the Company pursuant hereto as well as to the internal accounting controls and operations of the Company and its Subsidiaries; and

(ii) upon reasonable advance notice, ASP Isotopes shall provide the Company’s internal auditors, counsel and other designated representatives of the Company access during normal business hours to (A) the premises of ASP Isotopes and its Subsidiaries and all Information (and duplicating rights with respect thereto) within the knowledge, possession or control of ASP Isotopes and its Subsidiaries and (B) the officers and employees of ASP Isotopes and its Subsidiaries, so that the Company may conduct reasonable audits relating to the financial statements provided by ASP Isotopes pursuant hereto as well as to the internal accounting controls and operations of ASP Isotopes and its Subsidiaries.

(h)
Notice of Change in Accounting Principles. If a change in accounting principles by a Party hereto would affect the historical financial statements of the other Party:

(i) neither Party shall make or adopt any significant changes in its accounting estimates or accounting principles without first consulting with the other Party and, if requested by the other Party, such Party’s independent public accountants with respect thereto;

(ii) ASP Isotopes shall give the Company as much prior notice as reasonably practicable of any proposed determination of, or any significant changes in, its accounting estimates or accounting principles, and ASP Isotopes will consult with the Company and, if requested by the Company, ASP Isotopes will consult with the Company Auditors with respect thereto; and

(iii) The Company shall give ASP Isotopes as much prior notice as reasonably practicable of any proposed determination of, or any significant changes in, its accounting estimates or accounting principles, and the Company will consult with ASP Isotopes and, if requested by ASP Isotopes, the Company will consult with the ASP Isotopes Auditors with respect thereto.

(i)
Conflict With Third-Party Agreements. Nothing in Section 1.2 or this Section 1.3 shall require the Company to violate any agreement with any Person other than the Parties (a “Third Party”) regarding the confidentiality of confidential and proprietary information relating to that Third Party or its business; provided, however, that in the event that the Company is required under Section 1.2 or this Section 1.3 to disclose any such information, the Company shall use commercially reasonable efforts to seek to obtain such Third Party’s consent to the disclosure of such information.

Section 1.4 Confidentiality.

(a)
Confidential Information. “Confidential Information” means non-public technical, business and other information and materials that may be disclosed or otherwise made available by one Party (“Discloser”) (whether directly or indirectly by an Affiliate) to the other Party (whether directly or indirectly to an Affiliate) (“Recipient”), in any form, that are:

(i) marked or identified as confidential or proprietary at the time of disclosure; or

(ii) provided under circumstances (A) reasonably indicating their confidentiality and (B) that would typically result in such information and materials being treated by the Recipient as Confidential Information.

(b)
Responsibilities Regarding Confidential Information. Recipient will:

(i) hold Discloser’s Confidential Information in confidence and not disclose such Confidential Information to any third party except as permitted hereby;

(ii) not use Discloser’s Confidential Information for any purpose except for the purpose for which it is disclosed (the “Purpose”); and

(iii) take reasonable precautions (at least equivalent to those Recipient takes with respect to its own similar information) to prevent unauthorized disclosure or use of Discloser’s Confidential Information and maintain any source code in strict confidence in perpetuity.

(c)
Representatives. Recipient may disclose Discloser’s Confidential Information only to its own employees, consultants, Affiliates and advisors (“Representatives”) who reasonably require it to carry out their function in connection with the Purpose and have agreed in writing to terms at least as protective as those set forth in this Agreement. Recipient will be responsible for any acts or omissions of its Representatives that, if taken by Recipient, would constitute a breach of this Agreement.
(d)
Exceptions and Clarifications.

(i) Recipient’s obligations under this Agreement will not apply to any Confidential Information of Discloser to the extent it:

(A)
is now, or subsequently becomes, generally available through no wrongful act or omission of Recipient or its Representatives;
(B)
was, before receipt from Discloser, or thereafter becomes rightfully known to Recipient without confidentiality restrictions through disclosure from a source other than Discloser that does not owe a duty of confidentiality to Discloser with respect to such Confidential Information; or

(C)
is independently developed by Recipient without using any Confidential Information of Discloser.

(ii) Recipient may disclose Discloser’s Confidential Information to the extent required by law or regulation. Recipient will (unless prohibited by applicable law) give Discloser reasonable advance notice of any such required disclosure and will limit the scope of such disclosure to the minimum required by the law or regulation as advised by Recipient’s legal counsel (which may include in-house legal counsel).

(iii) Nothing in this Agreement will restrict or limit the right of Recipient to assign personnel for any purpose or to independently develop, offer or otherwise deal in products or services competitive with those of Discloser without using Discloser’s Confidential Information.

(iv) All Confidential Information disclosed under this Agreement will remain the property of Discloser. No license or right under any intellectual property right is granted under this Agreement or by any disclosure of Confidential Information except as expressly stated in this Agreement or another written agreement executed by the Parties.

(e)
Warranty. Discloser warrants that it has the right to disclose Confidential Information but makes no other warranties, express or implied. CONFIDENTIAL INFORMATION IS PROVIDED ON AN “AS IS” BASIS.
(f)
Non-Disclosure Period. Regardless of any expiration or termination of this Agreement, Recipient must meet its obligations with respect to Confidential Information under this Agreement for three (3) years after receipt of such Confidential Information (except for any source code, which must be kept in strict confidence in perpetuity). Upon written request of Discloser, Recipient will promptly return to Discloser or destroy (or in the case of electronic data, use commercially reasonable efforts to delete or render practicably inaccessible by Recipient) Confidential Information of Discloser.

Section 1.5 Privileged Matters.

(a)
ASP Isotopes and the Company agree that their respective rights and obligations to maintain, preserve, assert or waive any or all privileges belonging to either corporation or their respective Subsidiaries with respect to the Company Business or the ASP Isotopes Business, including, without limitation, the attorney-client and work product privileges (collectively, “Privileges”), shall be governed by the provisions of this Section 1.5. With respect to Privileged Information of ASP Isotopes (as defined below), ASP Isotopes shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and the Company shall take no action (nor permit any of its Subsidiaries to take action) without the prior written consent of ASP Isotopes that could reasonably be expected to result in any waiver of any Privilege that could be asserted by ASP Isotopes or any of its Subsidiaries under applicable law and this Agreement. With respect to Privileged Information of the Company (as defined below), the Company shall have sole authority in perpetuity to determine whether to assert or waive any or all Privileges, and ASP Isotopes shall take no action (nor permit any of its Subsidiaries to take action) without the prior written consent of the Company that could reasonably be expected to result in any waiver of any Privilege that could be asserted by the Company or any of its Subsidiaries under applicable law and this Agreement. The rights and obligations created by this Section 1.5 shall apply to all Information as to which ASP Isotopes or the Company or any of their respective Subsidiaries would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the distribution (“Privileged Information”). Privileged Information of ASP Isotopes includes but is not limited to (i) any and all Information regarding the ASP Isotopes Business (other than Information regarding the Company Business), whether or not it is in the possession of the Company or any of its Subsidiaries; (ii) all communications subject to a Privilege between counsel for ASP Isotopes or its Subsidiaries (including in-house counsel) and any person who, at the time of the communication, was an employee of ASP Isotopes or its Subsidiaries, regardless of whether such employee was, is or becomes an employee of the Company or any of its Subsidiaries; and (iii) all Information that refers or relates to Privileged Information of ASP Isotopes. Privileged Information of the Company includes but is not limited to (A) any and all Information regarding the Company Business, whether or not it is in the possession of ASP Isotopes or any of its Subsidiaries; (B) all communications subject to a Privilege occurring between counsel for the Company or its Subsidiaries (including in-house counsel) and any person who, at the time of the communication, was an employee of the Company or its Subsidiaries, regardless of whether such employee was, is or becomes an employee of ASP Isotopes or any of its Subsidiaries (other than the Company and its Subsidiaries); and (C) all Information that refers or relates to Privileged Information of the Company.
(b)
Upon receipt by ASP Isotopes or the Company, as the case may be, of any subpoena, discovery or other request from any third party that actually calls for or may reasonably be expected to result in the production or disclosure of Privileged Information of the other or if ASP Isotopes or the Company, as the case may be, obtains knowledge that any current or former Representative of ASP Isotopes or the Company, as the case may be, has received any subpoena, discovery or other request from any third party that actually calls for or may reasonably be expected to result in the production or disclosure of Privileged Information of the other, ASP Isotopes or the Company, as the case may be, shall (unless prohibited by applicable law) promptly notify the other of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 1.5 or otherwise to prevent the production or disclosure of Privileged Information before producing the Privileged Information to any requesting third party. ASP Isotopes or the Company, as the case may be, will not produce or disclose to any third party any of the other’s Privileged Information under this Section 1.5 unless (i) the other has provided its express written consent to such production or disclosure or (ii) a court of competent jurisdiction has entered an order not subject to interlocutory appeal or review finding that the Information is not entitled to protection from disclosure under any applicable privilege, doctrine or rule.
(c)
The access to Information, witnesses and individuals being granted pursuant to Section 1.2 and Section 1.3 and the disclosure to the Company and ASP Isotopes of Privileged Information relating to the Company Business or the ASP Isotopes Business pursuant to this Agreement shall not be asserted by ASP Isotopes or the Company to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 1.5 or otherwise. Nothing in this Agreement shall operate to reduce, minimize or condition the rights granted to ASP Isotopes and the Company in, or the obligations imposed upon ASP Isotopes and the Company by, this Section 1.5.

Section 1.6 Future Litigation and Other Proceedings. For a period of seven (7) years following the termination of this Agreement:

(a)
in the event that the Company (or any of its Subsidiaries or any of its or their respective officers or directors) or ASP Isotopes (or any of its Subsidiaries or any of its or their respective officers or directors) at any time after the date hereof initiates or becomes subject to any litigation or other proceedings before any Governmental Authority with respect to which the Parties have no prior agreements (as to indemnification or otherwise), the Party (and its Subsidiaries and its and their respective officers and directors) that has not initiated and is not subject to such litigation or other proceedings shall comply, at the other Party’s expense, with any reasonable requests by the other Party for assistance in connection with such litigation or other proceedings (including by way of provision of Information and making available of directors, officers or employees as witnesses); and
(b)
in the event that the Company (or any of its Subsidiaries or any of its or their respective officers or directors) and ASP Isotopes (or any of its Subsidiaries or any of its or their respective officers or directors) at any time after the date hereof initiate or become subject to any litigation or other proceedings before any Governmental Authority with respect to which the Parties have no prior agreements (as to indemnification or otherwise), each Party (and its officers and directors) shall, at their own expense, coordinate their strategies and actions with respect to such litigation or other proceedings to the extent such coordination would not be detrimental to their respective interests and shall comply, at the expense of the requesting Party, with any reasonable requests of the other Party for assistance in connection therewith (including by way of provision of Information and making available of directors, officers or employees as witnesses).

Section 1.7 Mail and Other Communications. Each of ASP Isotopes and the Company may receive mail, telegrams, packages and other communications properly belonging to the other. Accordingly, each of ASP Isotopes and the Company authorizes the other to receive and open all mail, telegrams, packages and other communications received by it and not unambiguously intended for the other Party or any of the other Party’s officers or directors, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, telegrams, packages or other communications, including, without limitation, notices of any liens or encumbrances on any asset transferred to the Company (or, in case the same relate to both businesses, copies thereof), to the other Party as provided for in Section 3.5. The provisions of this Section 1.7 are not intended to, and shall not, be deemed to constitute (a) an authorization by either ASP Isotopes or the Company to permit the other to accept service of process on its behalf and neither Party is or shall be deemed to be the agent of the other for service of process purposes, or (b) a waiver of any Privilege with respect to Privileged Information contained in such mail, telegrams, packages or other communications.

Section 1.8 Payment of Expenses. Except as otherwise provided in this Agreement, the Inter-Company Agreements or any other agreement between the Parties, all costs and expenses of the Parties hereto in connection with any matter shall be paid by the Party which incurs such costs or expenses.

Section 1.9 Dispute Resolution.

(a)
Any dispute, controversy or claim arising out of or relating to this Agreement or the Inter-Company Agreements, other than the Tax Sharing Agreement, or the breach, termination or validity thereof (“Dispute”) which arises between the Parties shall first be negotiated between appropriate senior executives of each Party who shall have the authority to resolve the matter. Such executives shall meet to attempt in good faith to negotiate a resolution of the Dispute, prior to pursuing other available remedies, within ten (10) days of receipt by a Party of notice of a Dispute, which date of receipt shall be referred to herein as the “Dispute Resolution Commencement Date.” Discussions and correspondence relating to efforts to resolve such Dispute shall be treated as Confidential Information and Privileged Information of each of ASP Isotopes and the Company developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible in any subsequent proceeding between the Parties.
(b)
If the senior executives are unable to resolve the Dispute within sixty (60) days from the Dispute Resolution Commencement Date, then, the Dispute will be submitted to the boards of directors of ASP Isotopes and the Company. Representatives of each board of directors shall meet as soon as practicable to attempt in good faith to negotiate a resolution of the Dispute.
(c)
If the representatives of the two boards of directors are unable to resolve the Dispute within one hundred twenty (120) days from the Dispute Resolution Commencement Date, on the request of either Party, the Dispute will be mediated by a mediator appointed pursuant to the mediation rules of the American Arbitration Association. Both Parties will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each Party shall bear all of its other costs and expenses related to the mediation, including, without limitation, attorney’s fees, witness fees and travel expenses. The mediation shall take place in Dallas County, Texas or in whatever alternative forum on which the Parties may agree.
(d)
If the Parties cannot resolve any Dispute through mediation within forty-five (45) days of the appointment of the mediator (or the earlier withdrawal thereof), each Party shall be entitled to seek relief in a court of competent jurisdiction.

Unless otherwise agreed in writing, the Parties will continue to provide service and honor all other commitments under this Agreement and each Inter-Company Agreement during the course of dispute resolution pursuant to the provisions of this Section 1.9 with respect to all matters not subject to the Dispute.

Section 1.10 Consent of Holders of Class B Common Stock.

(a)
Until the earlier of (1) the first date on which the ASP Isotopes Entities cease to beneficially own in the aggregate shares of capital stock of the Company representing at least 30% of the total voting power of all outstanding shares of capital stock of the Company and (2) such time as no shares of Class B common stock are outstanding, the prior affirmative vote (including by written consent) of the holders of a majority of the outstanding shares of the Class B common stock, voting as a separate class, shall be required to authorize the Company to, or to authorize or permit any Subsidiary of the Company to:

(i) adopt or implement any stockholder rights plan or similar takeover defense measure;

(ii) enter into any (A) Sale Transaction or (B) sales, transfers or licenses of any Subsidiary, division, operation, business, line of business or intellectual property (other than intellectual property licensing in the ordinary course of business) or patent portfolio (whether by merger, amalgamation, stock sale, asset sale, reorganization, consolidation, share exchange, business combination or otherwise), in each case, held by or of the Company or its Subsidiaries to any Person other than the Company or one or more Wholly Owned Subsidiaries for aggregate consideration in all such transactions in excess of $10,000,000 in any calendar-year period;

(iii) directly or indirectly acquire Stock, Stock Equivalents or assets (including, without limitation, any business or operating unit) of any Person (other than the Company or its Subsidiaries), other than capital assets, in each case in a single transaction, or series of related transactions, involving consideration (whether in cash, securities, assets or otherwise, and including Indebtedness assumed by the Company or any of its Subsidiaries and Indebtedness of any entity so acquired) paid or delivered by the Company and its Subsidiaries in excess of $25,000,000; provided, however, this Section 1.10(a)(iii) shall not apply and shall not require the prior affirmative vote of the holders of Class B common stock hereunder in connection with acquisitions of securities pursuant to portfolio investment decisions in the ordinary course of business or transactions to which the Company or one or more Wholly Owned Subsidiaries are the only parties;

(iv) issue any Stock or any Stock Equivalents, except (A) the issuance of shares of Stock of a Wholly Owned Subsidiary to the Company or another Wholly Owned Subsidiary, (B) the issuance of Stock upon the conversion, exchange or exercise of any outstanding Stock Equivalents or (C) the issuance of shares of Class A common stock, options to purchase Class A common stock or any other stock option, stock appreciation right, restricted stock unit, restricted stock or other equity award or other right to purchase or that is settled in Class A common stock (each, an “Equity Award”), in each case for this clause (C) pursuant to a benefit or compensation plan, including an employee equity or pension plan approved pursuant to Section 1.10(a)(xi), or a dividend reinvestment plan approved by the board of directors of the Company (provided, however, that notwithstanding this clause (C), the prior affirmative vote of the holders of a majority of the outstanding shares of the Class B common stock hereunder, voting as a separate class, shall be required to authorize the aggregate amount of Equity Awards to be granted in any fiscal year);

(v) dissolve, liquidate or wind up the Company;

(vi) declare dividends on any class or series of the Company capital stock, other than dividends payable solely to the Company or to a Wholly Owned Subsidiary;

(vii) enter into any arrangement or agreement with any Person which the board of directors of the Company determines to be on terms exclusionary to any member of the ASP Isotopes Group or that are exclusive to such Person, where such Person is offering or proposes to offer products or services that are substantially equivalent to products and services offered by any member of the ASP Isotopes Group;

(viii) approve, enter into, or adopt, any amendment, modification, repeal or restatement of any Organizational Document of the Company or any Subsidiary of the Company, whether directly or indirectly, or by merger, consolidation or otherwise, other than any of the foregoing to (A) increase the authorized number of shares of any class of Stock in connection with an issuance thereof approved pursuant to Section 1.10(a)(iv), and/or (B) any amendment, modification, repeal or restatement that is ministerial or administrative in nature and does not otherwise adversely affect any holder of shares of the Class B common stock;

(ix) (A) acquire any Person, business, line of business or intellectual property portfolio (other than ordinary course intellectual property licensing) (whether by merger, amalgamation, stock purchase, asset purchase, reorganization, consolidation, share exchange, business combination or otherwise), or any investment in any securities or Indebtedness of any Person (other than any then-existing Wholly Owned Subsidiary and other than cash and cash equivalents and other than liquid investments in connection with ordinary course cash management and pension plan asset investment and similar arrangements), including any joint venture or non-Wholly Owned Subsidiary, for aggregate consideration payable by the Company or any of its Subsidiaries in all such transactions in excess of $25,000,000 in any calendar-year period, and/or (B) other than in connection with a transaction permitted by clause (A) of this Section 1.10(a)(ix), create, incorporate or form any non-Wholly Owned Subsidiary, other than non-U.S. Subsidiaries only to the extent legally required, in jurisdictions which legally require de minimis ownership of equity securities by residents, natural persons or non-Affiliates;

(x) (A) incur, assume or guarantee any Indebtedness, including for this purpose any receivables, warehouse, securitization or other facility or off-balance sheet financing, in excess of $20,000,000 in the aggregate for all such Indebtedness, including any such financing, other than (x) Indebtedness incurred for liquidity or global cash management purposes in the ordinary course of business, the repayment term of which does not exceed twelve (12) months and (y) ordinary course security deposits and customer or supplier arrangements (but, for the avoidance of doubt, not excluding receivables facilities), and/or (B) any amendment, modification, restatement, termination or refinancing of any existing Indebtedness or any existing off-balance-sheet financing of the Company or its Subsidiaries;

(xi) approve, enter into, adopt, terminate, amend or modify any employee equity or pension plan, other than administrative amendments or modifications thereof or amendments or modifications thereof required by applicable law;

(xii) enter into any settlement or compromise of any actual or threatened litigation, arbitration, audit, mediation or regulatory, administrative or governmental investigation, inquiry or proceeding that (A) would result in a payment by the Company and/or its Subsidiaries in excess of $10,000,000, or (B) would impose a limitation upon the operations of, or other equitable remedy upon, the Company or any of its Subsidiaries, in each case that would reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole; or

(xiii) enter into any commercial agreement or capital investment not otherwise referred to in this Section 1.10 involving consideration payable, or committed to be paid, by the Company or any of its Subsidiaries to any Person (other than the Company or any Wholly Owned Subsidiaries) in excess of $10,000,000.

(b)
Neither the Company nor any of its Subsidiaries shall undertake any action or conduct that would have the effect of indirectly engaging the Company or any of its Subsidiaries in activities that the provisions of this Section 1.10 would otherwise prohibit.

Section 1.11 Governmental Approvals. To the extent that any of the transactions contemplated by this Agreement requires any Governmental Approvals, the Parties will use their respective commercially reasonable efforts to obtain any such Governmental Approvals.

Section 1.12 Compliance with Legal Policies.

(a)
For so long as any member of the ASP Isotopes Group is providing legal services under the Shared Services Agreement, the Company shall comply with all policies and directives identified by ASP Isotopes as critical to legal and regulatory compliance; provided, however, that nothing contained herein shall preclude modifications to such policies or directives as shall, on the advice of counsel to the Company or ASP Isotopes, be necessary or desirable to comply with then applicable law. The Company shall not adopt policies or directives relating to legal or regulatory compliance that are inconsistent with the policies and directives identified by ASP Isotopes as critical to legal and regulatory compliance.
(b)
For so long as a Party is providing services under the Shared Services Agreement, it will take reasonable steps to assure that the employees providing such services comply with all policies and directives identified by the other Party as critical to legal and regulatory compliance that are applicable to such employees.

Section 1.13 Guarantees. Each Party agrees that it will not renew or extend any lease, contract or agreement guaranteed by the other Party without the prior written consent of the guaranteeing Party unless such renewal or extension is effected without such other Party’s guarantee.

ARTICLE II
INDEMNIFICATION

Section 2.1 Indemnification by the Company. Except as otherwise provided in this Agreement, the Company shall, for itself and as agent for each member of the Company Group, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the ASP Isotopes Indemnitees from and against, and shall reimburse the ASP Isotopes Indemnitees with respect to, any and all Losses that any third party seeks to impose upon the ASP Isotopes Indemnitees, or which are imposed upon the ASP Isotopes Indemnitees, and that relate to, arise or result from, whether prior to or following the consummation of the Merger, any of the following items (without duplication):

(a)
any Company Liabilities;
(b)
any breach by the Company or any other member of the Company Group of this Agreement or any Inter-Company Agreement; and
(c)
any Liabilities relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information (i) contained in the Registration Statement, any issuer free writing prospectus or any preliminary, final or supplemental prospectus forming a part of the Registration Statement (in each case, other than information provided by ASP Isotopes to the Company specifically for inclusion in the Registration Statement, any issuer free writing prospectus or any preliminary, final or supplemental prospectus forming a part of the Registration Statement, or in any public filings made by the Company with the Commission following the Merger Effective Date), (ii) contained in any public filings made by the Company with the Commission after the Merger Effective Date (other than information provided by ASP Isotopes to the Company specifically for inclusion in such public filings), and (iii) provided by the Company to ASP Isotopes specifically for inclusion in ASP

Isotopes’ annual or quarterly reports filed under the Exchange Act following the Merger Effective Date to the extent (A) such information pertains to (x) the Company and the Company Group or (y) the Company Business or (B) ASP Isotopes has provided prior written notice to the Company that such information will be included in one or more such annual or quarterly reports, specifying how such information will be presented, and the information is included in such annual or quarterly reports, provided, however, that this sub-clause (B) shall not apply to the extent that any such Liability arises out of or results from, or in connection with, any negligent or wrongful action or inaction of any member of the ASP Isotopes Group, including as a result of (1) any misstatement or omission of any information by any member of the ASP Isotopes Group to the Company or (2) any failure to use any updated or supplemented information provided by any member of the Company Group to ASP Isotopes before the publication of the applicable annual or quarterly report.

In the event that any member of the Company Group makes a payment to the ASP Isotopes Indemnitees hereunder, and any of the ASP Isotopes Indemnitees subsequently diminishes the Liability on account of which such payment was made, either directly or through a third-party recovery (other than a recovery indirectly from ASP Isotopes), ASP Isotopes will promptly repay (or will procure an applicable ASP Isotopes Indemnitee to promptly repay) such member of the Company Group the amount by which the payment made by such member of the Company Group exceeds the actual cost of the associated indemnified Liability.

Section 2.2 Indemnification by ASP Isotopes. Except as otherwise provided in this Agreement, ASP Isotopes shall, for itself and as agent for each member of the ASP Isotopes Group, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Company Indemnitees from and against, and shall reimburse the Company Indemnitees with respect to, any and all Losses that any third party seeks to impose upon the Company Indemnitees, or which are imposed upon the Company Indemnitees, and that relate to, arise or result from, whether prior to or following the consummation of the Merger, any of the following items (without duplication):

(a)
any Liability of the ASP Isotopes Group and all Liabilities arising out of the operation or conduct of the ASP Isotopes Business (in each case excluding the Company Liabilities);
(b)
any breach by ASP Isotopes or any other member of the ASP Isotopes Group of this Agreement or any Inter-Company Agreement; and
(c)
any Liabilities relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information (i) contained in the Registration Statement, any issuer free writing prospectus or any preliminary, final or supplemental prospectus forming a part of the Registration Statement provided by ASP Isotopes specifically for inclusion therein to the extent such information pertains to ASP Isotopes and the ASP Isotopes Group or the ASP Isotopes Business and (ii) provided by ASP Isotopes to the Company specifically for inclusion in the Company’s annual or quarterly reports filed under the Exchange Act following the Merger Effective Date to the extent (A) such information pertains to (x) ASP Isotopes and the ASP Isotopes Group or (y) the ASP Isotopes Business or (B) the Company has provided prior written notice to ASP Isotopes that such information will be included in one or more such annual or quarterly reports, specifying how such information will be presented, and the information is included in such annual or quarterly reports, provided, however, that this sub-clause (B) shall not apply to the extent that any such Liability arises out of or results from, or in connection with, any negligent or wrongful action or inaction of any member of the Company Group, including as a result of (1) any misstatement or omission of any information by any member of the Company Group to ASP Isotopes or (2) any failure to use any updated or supplemented information provided by any member of the ASP Isotopes Group to the Company before the publication of the applicable annual or quarterly report.

In the event that any member of the ASP Isotopes Group makes a payment to the Company Indemnitees hereunder, and any of the Company Indemnitees subsequently diminishes the Liability on account of which such payment was made, either directly or through a third-party recovery (other than a recovery indirectly from the Company), the Company will promptly repay (or will procure an applicable Company Indemnitee to promptly repay) such member of the ASP Isotopes Group the amount by which the payment made by such member of the ASP Isotopes Group exceeds the actual cost of the indemnified Liability.

Section 2.3 Ancillary Agreement Liabilities. Notwithstanding any other provision in this Agreement to the contrary, any Liability specifically assumed by, or allocated to, a Party in any Inter-Company Agreement shall be governed exclusively by the terms of such Inter-Company Agreement.

Section 2.4 Other Agreements Evidencing Indemnification Obligations. ASP Isotopes hereby agrees to execute, for the benefit of any Company Indemnitee, such documents as may be reasonably requested by such Company Indemnitee, evidencing ASP Isotopes’ agreement that the indemnification obligations of ASP Isotopes set forth in this Agreement inure to the benefit of and are enforceable by such Company Indemnitee. The Company hereby agrees to execute, for the benefit of any ASP Isotopes Indemnitee, such documents as may be reasonably requested by such ASP Isotopes Indemnitee, evidencing the Company’s agreement that the indemnification obligations of the Company set forth in this Agreement inure to the benefit of and are enforceable by such ASP Isotopes Indemnitee.

Section 2.5 Reductions for Insurance Proceeds and Other Recoveries

(a)
Insurance Proceeds. The amount that any Indemnifying Party is or may be required to provide indemnification to or on behalf of any Indemnitee pursuant to Section 2.1 or Section 2.2, as applicable, shall be reduced (retroactively or prospectively) by any Insurance Proceeds or other amounts actually recovered from third parties by or on behalf of such Indemnitee in respect of the related Loss. The existence of a claim by an Indemnitee for monies from an insurer or against a third party in respect of any indemnifiable Loss shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by an Indemnifying Party. Rather, the Indemnifying Party shall make payment in full of the amount determined to be due and owing by it against an assignment by the Indemnitee to the Indemnifying Party of the entire claim of the Indemnitee for Insurance Proceeds or against such third party. Notwithstanding any other provisions of this Agreement, it is the intention of the Parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnitee has received the payment required by this Agreement from an Indemnifying Party in respect of any indemnifiable Loss and later receives Insurance Proceeds or other amounts in respect of such indemnifiable Loss, then such Indemnitee shall hold such Insurance Proceeds or other amounts in trust for the benefit of the Indemnifying Party (or Indemnifying Parties) and shall pay to the Indemnifying Party, as promptly as practicable after receipt, a sum equal to the amount of such Insurance Proceeds or other amounts received, up to the aggregate amount of any payments received from the Indemnifying Party pursuant to this Agreement in respect of such indemnifiable Loss (or, if there is more than one Indemnifying Party, the Indemnitee shall pay each Indemnifying Party, its proportionate share (based on payments received from the Indemnifying Parties) of such Insurance Proceeds).
(b)
Tax Cost/Tax Benefit. The amount that any Indemnifying Party is or may be required to provide indemnification to or on behalf of any Indemnitee pursuant to Section 2.1 or Section 2.2, as applicable, shall be (i) increased to take account of any net Tax cost incurred by the Indemnitee arising from the receipt or accrual of an indemnification payment hereunder (grossed up for such increase), and (ii) reduced to take account of any net Tax benefit realized by the Indemnitee arising from incurring or paying any indemnified Loss or other Liability. In computing the amount of any such Tax cost or Tax benefit, the Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any indemnification payment hereunder or incurring or paying any indemnified Loss. Any indemnification payment hereunder shall initially be made without regard to this Section 2.5(b) and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax benefit only after the Indemnitee has actually realized such cost or benefit. For purposes of this Agreement, an Indemnitee shall be deemed to have “actually realized” a net Tax cost or a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnitee is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnitee would be required to pay but for the receipt or accrual of the indemnification payment or the incurrence or payment of such Loss, as the case may be. The amount of any increase or reduction hereunder shall be adjusted to reflect any Final Determination (as defined in the Tax Sharing Agreement) with respect to the Indemnitee’s liability for Taxes, and payments between such indemnified parties to reflect such adjustment shall be made if necessary. Notwithstanding any other provision of this Agreement, to the extent permitted by applicable law, the Parties hereto agree that any indemnity payment made hereunder shall be treated as a capital contribution or dividend distribution, as the case may be, immediately prior to the Merger Effective Date and, accordingly, not includible in the taxable income of the recipient or deductible by the payor.

Section 2.6 Procedures for Defense, Settlement and Indemnification of the Third Party Claims.

(a)
Notice of Claims. If an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the ASP Isotopes Group or the Company Group of any claim or of the commencement by any such Person of any Action (collectively, a “Third Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification pursuant to Section 2.1 or Section 2.2, as applicable, ASP Isotopes and the Company (as applicable) will ensure that such Indemnitee shall give such Indemnifying Party written notice thereof within thirty (30) days after becoming aware of such Third Party Claim. Any such notice shall describe the Third Party Claim in reasonable detail. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to give notice as provided in this Section 2.6(a) shall not relieve the related Indemnifying Party of its obligations under this ARTICLE II, except to the extent that such Indemnifying Party is actually prejudiced by such delay or failure to give notice.

(b)
Defense by Indemnifying Party. An Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, to the extent that it wishes, at its cost, risk and expense, to assume the defense thereof, with counsel reasonably satisfactory to the party seeking indemnification. After timely notice from the Indemnifying Party to the Indemnitee of such election to so assume the defense thereof, the Indemnifying Party shall not be liable to the party seeking indemnification for any legal expenses of other counsel or any other expenses subsequently incurred by Indemnitee in connection with the defense thereof. The Indemnitee agrees to cooperate in all reasonable respects with the Indemnifying Party and its counsel in the defense against any Third Party Claim. The Indemnifying Party shall be entitled to compromise or settle any Third Party Claim as to which it is providing indemnification, which compromise or settlement shall be made only with the written consent of the Indemnitee, such consent not to be unreasonably withheld, conditioned or delayed.
(c)
Defense by Indemnitee. If an Indemnifying Party fails to assume the defense of a Third Party Claim within thirty (30) days after receipt of notice of such claim, the Indemnitee will, upon delivering notice to such effect to the Indemnifying Party, have the right to undertake the defense, compromise or settlement of such Third Party Claim on behalf of and for the account of the Indemnifying Party subject to the limitations as set forth in this Section 2.6; provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnitee assumes the defense of any Third Party Claim, it shall keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement. The Indemnifying Party shall reimburse all such costs and expenses of the Indemnitee in the event it is ultimately determined that the Indemnifying Party is obligated to indemnify the Indemnitee with respect to such Third Party Claim. In no event shall an Indemnifying Party be liable for any settlement effected without its consent, which consent will not be unreasonably withheld, conditioned or delayed, unless the Indemnitee has been required to undertake the defense of the applicable Third Party Claim pursuant to this Section 2.6(c) as a result of the Indemnifying Party’s failure to assume the defense of such Third Party Claim.

Section 2.7 Additional Matters.

(a)
Cooperation in Defense and Settlement. With respect to any Third Party Claim that implicates both the Company and ASP Isotopes in a material fashion due to the allocation of Liabilities, responsibilities for management of defense and related indemnities set forth in this Agreement or any Inter-Company Agreement, the Parties agree to cooperate fully and maintain a joint defense (in a manner that will preserve the attorney-client privilege, joint defense or other privilege with respect thereto) so as to minimize such Liabilities and defense costs associated therewith. The Party that is not responsible for managing the defense of such Third Party Claims shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, associate counsel to assist in the defense of such Third Party Claims.
(b)
Pre-Merger Actions. Except with respect to matters pertaining solely to, or solely in connection with, the Company Business, ASP Isotopes may, in its sole discretion, have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions pending at the effective time of the Merger relating to or arising in connection with, in any manner, the Company assets or the Company Liabilities if ASP Isotopes or other member of the ASP Isotopes Group is named as a party thereto; provided, however, that ASP Isotopes must obtain the written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed, to settle or compromise or consent to the entry of judgment with respect to such Action. After any such compromise, settlement, consent to entry of judgment or entry of judgment, ASP Isotopes shall reasonably and fairly allocate to the Company, and the Company shall be responsible for, the Company’s proportionate share of any such compromise, settlement, consent or judgment attributable to the Company Business, the Company assets or the Company Liabilities, including its proportionate share of the costs and expenses associated with defending such Action.
(c)
Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or the Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the rights and obligations of the Parties regarding indemnification and the management of the defense of claims as set forth in this ARTICLE II shall not be altered.
(d)
Subrogation. In the event of payment by or on behalf of any Indemnifying Party to or on behalf of any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee, in whole or in part based upon whether the Indemnifying Party has paid all or only part of the Indemnitee’s Liability, as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

Section 2.8 Survival of Indemnities. Subject to Section 2.4, the rights and obligations of the members of the ASP Isotopes Group and the Company Group under this ARTICLE II shall survive (a) the sale or other transfer by any Party of any assets or businesses or the assignment by it of any Liabilities, (b) the sale by any member of the ASP Isotopes Group or the Company Group of the capital stock or other equity interests of any Subsidiary to any Person or (c) any merger, consolidation, business combination, sale of all or substantially all of its assets, restructuring, recapitalization, reorganization or similar transaction involving either Party.

ARTICLE III
MISCELLANEOUS

Section 3.1 Limitation of Liability. IN NO EVENT SHALL ANY MEMBER OF THE ASP ISOTOPES GROUP OR THE COMPANY GROUP BE LIABLE TO ANY OTHER MEMBER OF THE ASP ISOTOPES GROUP OR THE COMPANY GROUP FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT EACH PARTY’S INDEMNIFICATION OBLIGATIONS FOR LIABILITIES AS SET FORTH IN THIS AGREEMENT OR IN ANY INTER-COMPANY AGREEMENT.

Section 3.2 Entire Agreement. This Agreement, the Inter-Company Agreements and any Exhibits and Schedules referenced or attached hereto and thereto constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof and thereof.

Section 3.3 Governing Law and Jurisdiction. This Agreement, including the validity hereof and the rights and obligations of the Parties hereunder, shall be construed in accordance with, and all Disputes hereunder shall be governed by, the laws of the state of Delaware applicable to contracts made and to be performed entirely in such state (without giving effect to the conflicts of laws provisions thereof).

Section 3.4 Term; Termination; Amendment. This Agreement will continue until termination in accordance with this Section 3.4 (the “Term”). This Agreement and any Inter-Company Agreement may be terminated or amended at any time by mutual consent of ASP Isotopes and the Company, evidenced by an instrument in writing signed on behalf of each of the Parties. In the event of termination pursuant to this Section 3.4, neither Party shall have any liability of any kind to the other Party. Except as otherwise provided herein or required by the provisions hereof, this Agreement shall terminate on the date that is three (3) years after the first date on which the ASP Isotopes Group ceases to beneficially own at least twenty percent (20%) of the then outstanding number of shares of Class B Common Stock; provided, however, that the provisions of Section 1.2(g), Section 1.4 and Section 1.6 shall each survive for the period specified within such Sections, and Section 1.5 and ARTICLES II, III and IV shall survive indefinitely after the termination of this Agreement.

Section 3.5 Notices. Notices, offers, requests or other communications required or permitted to be given by either Party pursuant to the terms of this Agreement shall be given in writing to the following addresses:

if to ASP Isotopes:

ASP Isotopes Inc.

2200 Ross Avenue

Suite 4757E

Dallas, Texas 75201

Attention: General Counsel

if to the Company:

4K Resources Inc.

2200 Ross Avenue

Suite 4575E

Dallas, Texas 75201

Attention: Chief Executive Officer

or to such other address as the Party to whom notice is given may have previously furnished to the other in writing as provided herein. All notices shall be sent by e-mail, facsimile or similar electronic transmission, hand delivery and recognized overnight courier, and, within the United States, may also be sent via certified mail, return receipt requested. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by e-mail, facsimile or similar electronic transmission; one (1) Business Day after it is sent, if sent by recognized overnight courier; and three (3) Business Days after it is postmarked, if mailed first class mail or certified mail, return receipt requested, with postage prepaid.

Section 3.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 3.7 Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person, other than the ASP Isotopes Indemnitees and the Company Indemnitees with respect to their rights under Article II, any rights or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may be enforced separately by each of the ASP Isotopes Indemnitees and each of the Company Indemnitees with respect to their respective rights under Article II. Neither Party may assign this Agreement or any rights or obligations hereunder, without the prior written consent of the other Party, and any such assignment shall be void; provided, however, either Party may assign this Agreement to a successor entity in conjunction with such Party’s reincorporation in another jurisdiction or into another business form.

Section 3.8 Severability. If any term or other provision of this Agreement or any Exhibits or Schedules attached hereto is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 3.9 Failure or Indulgence not Waiver; Remedies Cumulative. No failure or delay on the part of either Party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement or any Exhibits or Schedules attached hereto are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 3.10 Authority. Each of the Parties hereto represents to the other that (a) it has the corporate power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate actions, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Section 3.11 Interpretation. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement. When a reference is made in this Agreement to an Article or a Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

Section 3.12 Conflicting Agreements. None of the provisions of this Agreement are intended to supersede any provision in any Inter-Company Agreement or any other agreement with respect to the respective subject matters thereof. In the event of conflict between this Agreement and any Inter-Company Agreement or other agreement executed in connection herewith, the provisions of such Inter-Company Agreement or other agreement shall prevail.

Section 3.13 Third Party Beneficiaries. Except for the ASP Isotopes Indemnitees and the Company Indemnitees with respect to their respective rights under Article II, none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of either Party. No such third party shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any Liability (or otherwise) against either Party hereto.

Section 3.14 Consent of ASP Isotopes. Any consent of ASP Isotopes pursuant to this Agreement or any Inter-Company Agreement shall not be effective unless it is in writing and evidenced by the signature of the General Counsel of ASP Isotopes (or such other person which the General Counsel has specifically authorized in writing to give such consent).

ARTICLE IV
DEFINITIONS

Section 4.1 Defined Terms. The following capitalized terms shall have the meanings given to them in this Section 4.1:

“Action” means any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international governmental authority or any arbitration or mediation tribunal, other than any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation relating to Taxes.

“Administrative Services Agreement” means (i) that certain Shared Services Agreement and (ii) that certain Employee Matters Agreement between the Parties of even date herewith, as each such agreement may be amended from time to time.

“Affiliate” of any Person means any entity that controls, is controlled by, or is under common control with such Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agreement” means this Master Transaction Agreement, together with any Schedules and Exhibits attached hereto, as the same may be amended from time to time in accordance with the provisions hereof.

“ASP Isotopes” has the meaning set forth in the preamble to this Agreement.

“ASP Isotopes Auditors” has the meaning set forth in Section 1.3(a)(i).

“ASP Isotopes Business” means any business that is then conducted by ASP Isotopes and its Subsidiaries and described in ASP Isotopes’ periodic reports filed with the Commission, other than the Company Business.

“ASP Isotopes Group” means the affiliated group (within the meaning of Section 1504(a) of the Code), or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which ASP Isotopes is the common parent corporation, and any corporation or other entity which may be, may have been or may become a member of such group from time to time, but excluding any member of the Company Group.

“ASP Isotopes Indemnitees” means ASP Isotopes, each other member of the ASP Isotopes Group and each of their respective directors, officers and employees.

“Beneficially own” has the meaning given to such term in Rule 13d-3 under the Exchange Act.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which commercial banking institutions in Washington, D.C. or Dallas, Texas are authorized or required by law to remain closed.

“Bylaws” has the meaning given to such term in the Certificate of Incorporation.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended and/or restated from time to time.

“Class A common stock” means the Class A common stock, par value $0.0001 per share, of the Company.

“Class B common stock” means the Class B common stock, par value $0.0001 per share, of the Company.

“Code” means the Internal Revenue Code of 1986 (or any successor statute), as amended from time to time, and the regulations promulgated thereunder.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means the Class A common stock and the Class B common stock.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Auditors” has the meaning set forth in Section 1.3(a)(i).

“Company Balance Sheet” means the Company’s unaudited consolidated balance sheet for the most recently completed fiscal quarter as of the Merger Effective Date.

“Company Business” means any business that is then conducted by the Company and its Subsidiaries and described in the Company’s periodic reports filed with the Commission.

“Company Group” means the affiliated group (within the meaning of Section 1504(a) of the Code), or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which the Company will be the common parent corporation, and any corporation or other entity which may become a member of such group from time to time.

“Company Indemnitees” means the Company, each member of the Company Group and each of their respective directors, officers and employees.

“Company Liabilities” means (without duplication) the following Liabilities:

(a)
all Liabilities reflected in the Company Balance Sheet;
(b)
all Liabilities of ASP Isotopes or its Subsidiaries that arise after the date of the Company Balance Sheet that would be reflected in a Company balance sheet as of the date of such Liabilities, if such balance sheet were prepared using the same principles and accounting policies under which the Company Balance Sheet was prepared;
(c)
all Liabilities that should have been reflected in the Company Balance Sheet but are not reflected in the Company Balance Sheet due to mistake or unintentional omission;
(d)
all Liabilities (other than Liabilities for Taxes, which are governed by the Tax Sharing Agreement), whether arising before, on or after the Merger Effective Date, that relate to, arise or result from:

(i) the operation of the Company Business as conducted at any time prior to, on or after the Merger Effective Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative thereof (whether or not such act or failure to act is or was within such Person’s authority)); or

(ii) the operation of any business conducted by any member of the Company Group at any time after the Merger Effective Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative thereof (whether or not such act or failure to act is or was within such Person’s authority));

(e)
all Liabilities that are expressly contemplated by this Agreement, or any other Inter-Company Agreement (or the Schedules thereto) as Liabilities to be assumed by the Company or any member of the Company Group; and
(f)
Liabilities of any member of the Company Group under this Agreement or any Inter-Company Agreement.

After the Merger Effective Date, ASP Isotopes and the Company may receive invoices evidencing Liabilities jointly incurred by or on behalf of both of them or their respective Affiliates. Each of ASP Isotopes and the Company agrees that such joint liabilities shall be divided among ASP Isotopes and the Company and their respective Affiliates consistent with past practice and “the Company Liabilities” shall include the portion of such liabilities so allocated to the Company.

“Confidential Information” has the meaning set forth in Section 1.4(a).

“Contract” means any contract, agreement, lease, license, sales order, purchase order, instrument or other commitment that is binding on any Person or any part of its property under applicable law.

“Discloser” has the meaning set forth in Section 1.4(a).

“Dispute” has the meaning set forth in Section 1.8(a).

“Dispute Resolution Commencement Date” has the meaning set forth in Section 1.8(a).

“Equity Award” has the meaning set forth in Section 1.9(a)(iv).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Approvals” means any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign or international, court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority, or any arbitration or mediation tribunal or panel.

“Indebtedness” means, with respect to any Person, (a)(i) any liability of such Person in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) any liability of such Person under any agreement related to the fixing of interest rates on any Indebtedness and (iii) any capitalized lease obligations of such Person (if and to the extent the same would appear on a balance sheet of such Person prepared in accordance with United States generally accepted accounting principles), and (b) any guarantee by such Person of any liability or obligation referred to in clause (a).

“Indemnifying Party” means any party which may be obligated to provide indemnification to an Indemnitee pursuant to Section 2.1 or Section 2.2 or any other section of this Agreement or any Inter-Company Agreement.

“Indemnitee” means any party which may be entitled to indemnification from an Indemnifying Party pursuant to Section 2.1 or Section 2.2 or any other section of this Agreement or any Inter-Company Agreement.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including, without limitation, studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Insurance Policies” means insurance policies pursuant to which a Person makes a true risk transfer to an insurer.

“Insurance Proceeds” means those monies (a) received by an insured from an insurance carrier, (b) paid by an insurance carrier on behalf of the insured, or (c) from Insurance Policies.

“Inter-Company Agreements” means the following agreements: the Shared Services Agreement, the Employee Matters Agreement, the Tax Sharing Agreement, and any other agreement that ASP Isotopes and the Company designate in writing as an Inter-Company Agreement.

“Registration Statement” means that certain registration statement on Form S-4 (File No. 333-[●]) filed by the Company with the Commission under the Securities Act.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including, without limitation, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by United States generally accepted accounting principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

“Loss” and “Losses” mean any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including, without limitation, the costs and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), including direct and consequential damages, but excluding Special Damages (other than Special Damages awarded to any unaffiliated third party against an indemnified party).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Effective Date” means the effective date of the Merger.

“Party” means ASP Isotopes, on the one hand, or the Company, on the other hand, and “Parties” means ASP Isotopes and the Company collectively.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

“Privileged Information” has the meaning set forth in Section 1.5(a).

“Privileges” has the meaning set forth in Section 1.5(a).

“Purpose” has the meaning set forth in Section 1.4(b).

“Recipient” has the meaning set forth in Section 1.4(a).

“Representatives” has the meaning set forth in Section 1.4(c).

“Rule 10A-3(b)(2)” means Rule 10A-3(b)(2) (or any successor rule to similar effect) promulgated under the Exchange Act.

“Sale Transaction” means (a) any merger, consolidation, business combination or amalgamation of the Company or any of its Subsidiaries with or into any Person, or (b) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the Company’s and its Subsidiaries’ assets (determined on a consolidated basis based on value) (including by means of merger, consolidation, other business combination, exclusive license, share exchange or other reorganization); provided, however, that in each case, any transaction solely between and among the Company and/or Wholly Owned Subsidiaries shall not be considered a Sale Transaction hereunder.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Damages” means any special, indirect, incidental, punitive, exemplary, remote, speculative, consequential or similar damages whatsoever, including damages for lost profits or lost business opportunities or damages calculated based upon a multiple of earnings approach or variant thereof.

“Stock” means shares of capital stock (whether denominated as common stock or preferred stock), beneficial, partnership or membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or business trust, whether voting or non-voting.

“Stock Equivalents” means all securities convertible into or exchangeable or exercisable for Stock (including convertible debt) and all warrants, options or other rights to purchase or subscribe for any Stock, whether or not presently convertible, exchangeable or exercisable, and all voting debt. For the avoidance of doubt, all Equity Awards shall be deemed to be Stock Equivalents for the purposes of this Agreement.

“Stock Exchange” means the principal U.S. stock exchange on which the Class A common stock is listed for trading.

“Subsidiary” of any Person means a corporation, limited liability company, joint venture, partnership, trust, association or other entity in which such Person: (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profits interest, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such entity.

“Tax” and “Taxes” have the meanings set forth in the Tax Sharing Agreement.

“Tax Sharing Agreement” means the Tax Sharing Agreement by and between ASP Isotopes and the Company of even date herewith, as it may be amended from time to time.

“Term” has the meaning set forth in Section 3.4.

“Third Party” has the meaning set forth in Section 1.3(i).

“Third Party Claim” has the meaning set forth in Section 2.6(a).

“Wholly Owned Subsidiary” means each Subsidiary of the Company in which the Company owns (directly or indirectly) all of the outstanding voting Stock, voting power, partnership interests or similar ownership interests, except for director’s qualifying shares in a nominal amount.

WHEREAS, the Parties have signed this Master Transaction Agreement effective as of the date first set forth above.

ASP ISOTOPES INC.

Name:
Title:

4K RESOURCES INC.

Name:
Title:

[Signature Page to Master Transaction Agreement]

Annex L

FORM OF

TAX SHARING AGREEMENT

by and among

ASP ISOTOPES INC.

AND ITS AFFILIATES,

and

4K RESOURCES INC.

AND ITS AFFILIATES,

Dated:

[●], 2026

TAX SHARING AGREEMENT

THIS TAX SHARING AGREEMENT (this “Agreement”) dated as of [●], 2026 is entered into by and among ASP Isotopes Inc., a Delaware corporation (“ASP Isotopes”), each ASP Isotopes Affiliate (as defined below), 4K Resources Inc., a Delaware corporation (“4K Resources”), and each 4K Resources Affiliate (as defined below).

RECITALS

WHEREAS, ASP Isotopes and 4K Resources are part of the Affiliated Group (as defined in Section 1, and the members of which are hereinafter referred to as “Members,” or in the singular as a “Member”) of which ASP Isotopes is the common parent corporation;

WHEREAS, the Affiliated Group intends to file Consolidated Returns (as defined in Section 1); and

WHEREAS, the parties desire to agree upon a method of determining the financial consequences to each Member resulting from, and other matters that may arise as the result of, the filing of Consolidated Returns.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

Section 1. Definitions.

As used in this Agreement, capitalized terms shall have the following meanings (such meanings to be equally applicable to both the singular and the plural forms of the terms defined):

“Affiliated Group” means an affiliated group of corporations within the meaning of Section 1504(a) of the Code that files a consolidated return for United States federal Income Tax purposes.

“After Tax Amount” means any additional amount necessary to reflect the hypothetical Tax consequences of the receipt or accrual of any payment required to be made under this Agreement (including payment of an additional amount or amounts hereunder and the effect of the deductions available for interest paid or accrued and for Taxes such as state and local Income Taxes), determined by using the highest applicable statutory corporate Income Tax rate (or rates, in the case of an item that affects more than one Tax) for the relevant taxable period (or portion thereof).

“Agreement” has the meaning set forth in the preamble hereto.

“ASP Isotopes” has the meaning set forth in the preamble hereto.

“ASP Isotopes Affiliate” means any corporation or other entity directly or indirectly “controlled” by ASP Isotopes where “control” means the ownership of fifty percent (50%) or more of the ownership interests of such corporation or other entity (by vote or value) or the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such corporation or other entity, but at all times excluding 4K Resources or any 4K Resources Affiliate.

“ASP Isotopes Business” means all of the businesses and operations conducted by ASP Isotopes and ASP Isotopes Affiliates, excluding the 4K Resources Business, at any time.

“ASP Isotopes Group” means the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which ASP Isotopes is the common parent corporation, and any corporation or other entity which may be, may have been or may become a member of such group from time to time, but excluding any member of the 4K Resources Group.

“Audit” means any audit, assessment of Taxes, other examination by any Taxing Authority, proceeding, or appeal of such a proceeding relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Return” means any Tax Return, other than with respect to United States federal Income Taxes, filed on a consolidated, combined (including nexus combination, worldwide combination, domestic combination, line of business combination or any other form of combination) or unitary basis wherein 4K Resources or one or more 4K Resources Affiliates join in the filing of such Tax Return (for any taxable period or portion thereof) with ASP Isotopes or one or more ASP Isotopes Affiliates.

“Consolidated Return” means any Tax Return with respect to United States federal Income Taxes filed on a consolidated basis wherein 4K Resources or one or more 4K Resources Affiliates join in the filing of such Tax Return (for any taxable period or portion thereof) with ASP Isotopes or one or more ASP Isotopes Affiliates.

“Controlling Party” has the meaning set forth in Section 8.01 of this Agreement.

“Deconsolidation Event” means, with respect to 4K Resources and each 4K Resources Affiliate, any event or transaction that causes 4K Resources and/or one or more 4K Resources Affiliates to no longer be eligible to join with ASP Isotopes or one or more ASP Isotopes Affiliates in the filing of a Consolidated Return or a Combined Return.

“Distribution” means any distribution by ASP Isotopes or any ASP Isotopes Affiliate of its issued and outstanding shares of 4K Resources stock (and securities, if any) that ASP Isotopes or any ASP Isotopes Affiliate holds at such time to ASP Isotopes shareholders and/or securityholders or the shareholders and/or securityholders of an ASP Isotopes Affiliate in a transaction intended to qualify as a distribution under Section 355 of the Code.

“Distribution Taxes” means any Taxes imposed on, or increase in Taxes incurred by, ASP Isotopes or any ASP Isotopes Affiliate, and any Taxes of an ASP Isotopes shareholder (or former ASP Isotopes shareholder) that are required to be paid or reimbursed by ASP Isotopes or any ASP Isotopes Affiliate pursuant to a legal determination, provided that ASP Isotopes shall have vigorously defended itself in any legal proceeding involving Taxes of an ASP Isotopes shareholder, (without regard to whether such Taxes are offset or reduced by any Tax Asset, Tax Item, or otherwise) resulting from, or arising in connection with, the failure of a Distribution to qualify as a tax-free transaction under Section 355 of the Code (including any Tax resulting from the application of Section 355(d) or Section 355(e) of the Code to a Distribution) or corresponding provisions of the laws of any other jurisdictions. Any Income Tax referred to in the immediately preceding sentence shall be determined using the highest applicable statutory corporate Income Tax rate for the relevant taxable period (or portion thereof).

“Effective Tax Return Period” has the meaning set forth in Section 10.01 of this Agreement.

“Estimated Tax Installment Date” means, with respect to United States federal Income Taxes, the estimated Tax installment due dates prescribed in Section 6655(c) of the Code and, in the case of any other Tax, means any other date on which an installment payment of an estimated amount of such Tax is required to be made.

“Final Determination” shall mean the final resolution of liability for any Tax for any taxable period, by or as a result of: (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of other jurisdictions, which resolves the entire Tax liability for any taxable period; (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax; or (iv) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Income Tax” shall mean any federal, state, local or non-U.S. Tax determined (in whole or in part) by reference to net income, net worth, gross receipts or capital, or any Taxes imposed in lieu of such a tax. For the avoidance of doubt, the term “Income Tax” includes any franchise tax or any Taxes imposed in lieu of such a tax.

“Income Tax Return” means any Tax Return relating to any Income Tax.

“Independent Accountant” has the meaning set forth in Section 2.04(b) of this Agreement.

“Independent Firm” has the meaning set forth in Section 10.04 of this Agreement.

“IRS” means the United States Internal Revenue Service or any successor thereto, including its agents, representatives, and attorneys.

“Joint Responsibility Item” means any Tax Item for which the non-Controlling Party’s responsibility under this Agreement could exceed three hundred thousand dollars ($300,000), but not a Sole Responsibility Item.

“4K Resources” has the meaning set forth in the preamble hereto.

“4K Resources Affiliate” means any corporation or other entity directly or indirectly “controlled” by 4K Resources at the time in question, where “control” means the ownership of fifty percent (50%) or more of the ownership interests of such corporation or other entity (by vote or value) or the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such corporation or other entity.

“4K Resources Business” means the business and operations conducted by 4K Resources and 4K Resources Affiliates.

“4K Resources Business Records” has the meaning set forth in Section 10.03(b) of this Agreement.

“4K Resources Group” means the Affiliated Group, or similar group of entities as defined under corresponding provisions of the laws of other jurisdictions, of which 4K Resources will be the common parent corporation immediately after a Deconsolidation Event and including any corporation or other entity which may become a member of such group from time to time.

“4K Resources Separate Tax Liability” means an amount equal to the Tax liability that 4K Resources and each 4K Resources Affiliate would have incurred if they had filed a consolidated return, combined return (including nexus combination, worldwide combination, domestic combination, line of business combination or any other form of combination), unitary return or a separate return, as the case may be, separate from the members of the ASP Isotopes Group, for the relevant Tax period, and such amount shall be computed by ASP Isotopes (A) in a manner consistent with (i) general Tax accounting principles, (ii) the Code and the Treasury regulations promulgated thereunder, and (iii) past practice, if any, and (B) taking into account any Tax Asset of ASP Isotopes and any ASP Isotopes Affiliate attributable to any Tax period beginning on or after [●]; provided, however, that, although the 4K Resources Separate Tax Liability is to be computed on a hypothetical basis as if 4K Resources and each 4K Resources Affiliate were separate from the members of the ASP Isotopes Group, the fact that 4K Resources or any 4K Resources Affiliate is included in a Consolidated Return or a Combined Return and the effect that such inclusion has on the calculation of any Tax Item, shall nevertheless be taken into account for purposes of computing the 4K Resources Separate Tax Liability (for example, for purposes of calculating its R&D credit, 4K Resources shall be entitled to its allocable share of the consolidated R&D credit of the ASP Isotopes Group). For the avoidance of doubt, the 4K Resources Separate Tax Liability shall be computed for the relevant Tax period without regard to whether or not 4K Resources or any 4K Resources Affiliate would be able, on a hypothetical basis separate from the members of the ASP Isotopes Group, to utilize in an earlier or later Tax period a Tax Asset resulting from such computation.

“Non-Income Tax Return” means any Tax Return relating to any Tax other than an Income Tax.

“Officer’s Certificate” means a letter executed by an officer of ASP Isotopes or 4K Resources and provided to Tax Counsel as a condition for the completion of a Tax Opinion or Supplemental Tax Opinion.

“Option” means an option to acquire common stock, or other equity-based incentives the economic value of which is designed to mirror that of an option, including non-qualified stock options, discounted non-qualified stock options, cliff options to the extent stock is issued or issuable (as opposed to cash compensation), and tandem stock options to the extent stock is issued or issuable (as opposed to cash compensation).

“Owed Party” has the meaning set forth in Section 7.05 of this Agreement.

“Owing Party” has the meaning set forth in Section 7.05 of this Agreement.

“Payment Period” has the meaning set forth in Section 7.05(e) of this Agreement.

“Post-Deconsolidation Period” means any taxable period beginning after the date of a Deconsolidation Event.

“Pre-Deconsolidation Period” means any taxable period beginning on or before the date of a Deconsolidation Event.

“Ruling” means (i) any private letter ruling issued by the IRS in connection with a Distribution in response to a request for such a private letter ruling filed by ASP Isotopes (or any ASP Isotopes Affiliate) prior to the date of a Distribution, and (ii) any similar ruling issued by any other Taxing Authority addressing the application of a provision of the laws of another jurisdiction to a Distribution.

“Ruling Documents” means (i) the request for a Ruling filed with the IRS, together with any supplemental filings or other materials subsequently submitted on behalf of ASP Isotopes, its subsidiaries and shareholders to the IRS, the appendices and exhibits thereto, and any Ruling issued by the IRS to ASP Isotopes (or any ASP Isotopes Affiliate) in connection with a Distribution and (ii) any similar filings submitted to, or rulings issued by, any other Taxing Authority in connection with a Distribution.

“Sole Responsibility Item” means any Tax Item for which the non-Controlling Party has the entire economic liability under this Agreement.

“Supplemental Ruling” means (i) any ruling (other than the Ruling) issued by the IRS in connection with a Distribution, and (ii) any similar ruling issued by any other Taxing Authority addressing the application of a provision of the laws of another jurisdiction to a Distribution.

“Supplemental Ruling Documents” means (i) the request for a Supplemental Ruling, together with any supplemental filings or other materials subsequently submitted, the appendices and exhibits thereto, and any Supplemental Rulings issued by the IRS in connection with a Distribution and (ii) any similar filings submitted to, or rulings issued by, any other Taxing Authority in connection with a Distribution.

“Supplemental Tax Opinion” has the meaning set forth in Section 5.02(c) of this Agreement.

“Tax Asset” means any Tax Item that has accrued for Tax purposes, but has not been realized during the taxable period in which it has accrued, and that could reduce a Tax in another taxable period, including a net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or any other Tax credit.

“Tax Benefit” means a reduction in the Tax liability (or increase in refund or credit or any item of deduction or expense) of a Taxpayer for any taxable period. Except as otherwise provided in this Agreement, a Tax Benefit shall be deemed to have been realized or received from a Tax Item in a taxable period only if and to the extent that the Tax liability of the Taxpayer for such period, after taking into account the effect of the Tax Item on the Tax liability of such Taxpayer in the current period and all prior periods, is less than it would have been had such Tax liability been determined without regard to such Tax Item.

“Tax Counsel” means a nationally recognized law firm selected by ASP Isotopes to provide a Tax Opinion.

“Tax Detriment” means an increase in the Tax liability (or reduction in refund or credit or any item of deduction or expense) of a Taxpayer for any taxable period. Except as otherwise provided in this Agreement, a Tax Detriment shall be deemed to have been realized or incurred from a Tax Item in a taxable period only if and to the extent that the Tax liability of the Taxpayer for such period, after taking into account the effect of the Tax Item on the Tax liability of such Taxpayer in the current period and all prior periods, is more than it would have been had such Tax liability been determined without regard to such Tax Item.

“Tax Item” means any item of income, gain, loss, deduction, expense or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Opinion” means an opinion issued by Tax Counsel as one of the conditions to completing a Distribution addressing certain United States federal Income Tax consequences of a Distribution under Section 355 of the Code.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxes” means all federal, state, local or non-U.S. taxes, charges, fees, duties, levies, imposts, rates or other assessments, including income, gross receipts, net worth, excise, property, sales, use, license, capital stock, transfer, franchise, payroll, withholding, social security, value added or other taxes, (including any interest, penalties or additions attributable thereto) and a “Tax” shall mean any one of such Taxes.

“Taxing Authority” means any governmental authority or any subdivision, agency, commission or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Taxpayer” means any taxpayer and its Affiliated Group or similar group of entities as defined under corresponding provisions of the laws of any other jurisdiction of which a taxpayer is a member.

Section 2. Preparation and Filing of Tax Returns.

2.01. ASP Isotopes’ Responsibility. Subject to the other applicable provisions of this Agreement, ASP Isotopes shall have sole and exclusive responsibility for the preparation and filing of:

(a) all Consolidated Returns and all Combined Returns for any taxable period;

(b) all Income Tax Returns (other than Consolidated Returns and Combined Returns) with respect to ASP Isotopes and/or any ASP Isotopes Affiliate for any taxable period; and

(c) all Non-Income Tax Returns with respect to ASP Isotopes, any ASP Isotopes Affiliate, or the ASP Isotopes Business or any part thereof for any taxable period.

2.02. 4K Resources’ Responsibility. Subject to the other applicable provisions of this Agreement, 4K Resources shall have sole and exclusive responsibility for the preparation and filing of:

(a) all Income Tax Returns (other than Consolidated Returns and Combined Returns) with respect to 4K Resources and/or any 4K Resources Affiliate that are required to be filed (taking into account any extension of time which has been requested or received); and

(b) all Non-Income Tax Returns with respect to 4K Resources, any 4K Resources Affiliate, or the 4K Resources Business or any part thereof for any taxable period.

2.03. Agent. Subject to the other applicable provisions of this Agreement, 4K Resources hereby irrevocably designates, and agrees to cause each 4K Resources Affiliate to so designate, ASP Isotopes as its sole and exclusive agent and attorney-in-fact to take such action (including execution of documents) as ASP Isotopes, in its sole discretion, may deem appropriate in any and all matters (including Audits) relating to any Tax Return described in Section 2.01 of this Agreement.

2.04. Manner of Tax Return Preparation.

(a) Unless otherwise required by a Taxing Authority, the parties hereby agree to prepare and file all Tax Returns, and to take all other actions, in a manner consistent with (1) this Agreement, (2) any Tax Opinion, (3) any Supplemental Tax Opinion, (4) any Ruling, and (5) any Supplemental Ruling. All Tax Returns shall be filed on a timely basis (taking into account applicable extensions) by the party responsible for filing such returns under this Agreement.

(b) ASP Isotopes shall have the exclusive right, in its sole discretion, with respect to any Tax Return described in Section 2.01 of this Agreement, to determine (1) the manner in which such Tax Return shall be prepared and filed, including the elections, method of accounting, positions, conventions and principles of taxation to be used and the manner in which any Tax Item shall be reported, (2) whether any extensions shall be requested, (3) the elections that will be made by ASP Isotopes, any ASP Isotopes Affiliate, 4K Resources, and/or any 4K Resources Affiliate on such Tax Return, (4) whether any amended Tax Returns shall be filed, (5) whether any claims for refund shall be made, (6) whether any refunds shall be paid by way of refund or credited against any liability for the related Tax, and (7) whether to retain outside firms to prepare and/or review such Tax Returns; provided, however, that ASP Isotopes shall consult with 4K Resources prior to changing any method of accounting if such action would solely impact 4K Resources or 4K Resources Affiliates. In the case of any Consolidated Return or Combined Return that reports a 4K Resources Separate Tax Liability in excess of five million dollars ($5,000,000), ASP Isotopes shall provide to 4K Resources a pro forma draft of the portion of such Tax Return that reflects the 4K Resources Separate Tax Liability and a statement showing in reasonable detail ASP Isotopes’ calculation of the 4K Resources Separate Tax Liability (including copies of all worksheets and other materials used in preparation thereof) at least twenty-one (21) days prior to the due date (with applicable extensions) for the filing of such Tax Return for 4K Resources’ review and comment. 4K Resources shall provide its comments to ASP Isotopes at least ten (10) days prior to the due date (with applicable extensions) for the filing of such Tax Return. In the case of a dispute regarding the reporting of any Tax Item on such Tax Return or the requesting of a change of method of accounting which would solely impact 4K Resources or 4K Resources Affiliates, which the parties cannot resolve, ASP Isotopes and 4K Resources shall jointly retain a nationally recognized accounting firm that is mutually agreed upon by ASP Isotopes and 4K Resources (the “Independent Accountant”) to determine whether the proposed reporting of ASP Isotopes or 4K Resources is more appropriate. If ASP Isotopes and 4K Resources are unable to agree, the Independent Accountant shall be Deloitte Tax LLP. The relevant Tax Item shall be reported in the manner that the Independent Accountant determines is more appropriate, and such determination shall be final and binding on ASP Isotopes and 4K Resources. If 4K Resources has not provided its comments on the pro forma draft of the portion of the Tax Return, or in the case of a dispute regarding the reporting of any Tax Item, such dispute has not been resolved by the due date (with applicable extension) for the filing of any Tax Return, ASP Isotopes shall file such Tax Return reporting all Tax Items in the manner as originally set forth on the pro forma draft of the portion of the Tax Return provided to 4K Resources; provided, however, that ASP Isotopes agrees that it will thereafter file an amended Tax Return, if necessary, reporting any disputed Tax Item in the manner determined by the Independent Accountant, and any other Tax Item as agreed upon by ASP Isotopes and 4K Resources. The fees and expenses incurred in retaining the Independent Accountant shall be borne equally by ASP Isotopes and 4K Resources, except that if the Independent Accountant determines that the proposed reporting of the disputed Tax Item(s) submitted to the Independent Accountant for its determination by a party is frivolous, has not been asserted in good faith or has been asserted on a basis for which there is not substantial authority, one hundred percent (100%) of the fees and expenses of the Independent Accountant shall be borne by such party.

(c) Information. 4K Resources shall timely provide, in accordance with ASP Isotopes’ internal tax return calendar, which will be provided to 4K Resources on a rolling one-year schedule, all information necessary for ASP Isotopes to prepare all Tax Returns and compute all estimated Tax payments (for purposes of Section 7.01 of this Agreement). If 4K Resources does not meet these deadlines, the Section 2.04(b) notice period to 4K Resources shall be waived.

Section 3. Liability for Taxes.

3.01. 4K Resources’ Liability for Taxes. 4K Resources and each 4K Resources Affiliate shall be jointly and severally liable for the following Taxes, and shall be entitled to receive and retain all refunds of Taxes previously incurred by 4K Resources, any 4K Resources Affiliate, or the 4K Resources Business with respect to such Taxes:

(a) all Taxes with respect to Tax Returns described in Section 2.01(a) of this Agreement to the extent that such Taxes are related to (i) the 4K Resources Separate Tax Liability, or (ii) the 4K Resources Business, for any taxable period;

(b) all Taxes with respect to Tax Returns described in Section 2.02 of this Agreement; and

(c) all Taxes imposed by any Taxing Authority with respect to the 4K Resources Business, 4K Resources or any 4K Resources Affiliate (other than in connection with the required filing of a Tax Return described in Sections 2.01(a) or 2.02 of this Agreement) for any taxable period.

3.02. ASP Isotopes’ Liability for Taxes. ASP Isotopes shall be liable for the following Taxes, and shall be entitled to receive and retain all refunds of Taxes previously incurred by ASP Isotopes, any ASP Isotopes Affiliate, or the ASP Isotopes Business with respect to such Taxes:

(a) except as provided in Section 3.01(a) of this Agreement, all Taxes with respect to Tax Returns described in Section 2.01(a) of this Agreement;

(b) all Taxes with respect to Tax Returns described in Sections 2.01(b) or 2.01(c) of this Agreement; and

(c) all Taxes imposed by any Taxing Authority with respect to ASP Isotopes, any ASP Isotopes Affiliate, or the ASP Isotopes Business (other than in connection with the required filing of a Tax Return described in Section 2.01 of this Agreement) for any taxable period.

3.03. Taxes, Refunds and Credits. Notwithstanding Sections 3.01 and 3.02 of this Agreement, (i) ASP Isotopes shall be liable for all Taxes incurred by any person with respect to the ASP Isotopes Business for all periods and shall be entitled to all refunds and credits of Taxes previously incurred by any person with respect to such Taxes, and (ii) 4K Resources and each 4K Resources Affiliate shall be jointly and severally liable for all Taxes incurred by any person with respect to the 4K Resources Business for all periods and shall be entitled to all refunds and credits of Taxes previously incurred by any person with respect to such Taxes. Nothing in this Agreement shall be construed to require compensation, by payment, credit, offset or otherwise, by ASP Isotopes (or any ASP Isotopes Affiliate) to 4K Resources (or any 4K Resources Affiliate) for any loss, deduction, credit or other Tax attribute arising in connection with, or related to, 4K Resources, any 4K Resources Affiliate, or the 4K Resources Business, that is shown on, or otherwise reflected with respect to, any Tax Return described in Section 2.01 of this Agreement; provided, however, that in the event that the 4K Resources Separate Tax Liability with respect to a particular taxable period is less than zero, ASP Isotopes shall pay to 4K Resources an amount equal to the Tax Benefit that the ASP Isotopes Group recognizes as a result of the 4K Resources Separate Tax Liability being less than zero for such taxable period.

3.04. Payment of Tax Liability. If one party is liable or responsible for Taxes, under Sections 3.01 through 3.03 of this Agreement, with respect to Tax Returns for which another party is responsible for filing, or with respect to Taxes that are paid by another party, then the liable or responsible party shall pay the Taxes (or a reimbursement of such Taxes) to the other party pursuant to Section 7.05 of this Agreement.

3.05. Computation. ASP Isotopes shall provide 4K Resources with a written calculation in reasonable detail (including, upon reasonable request, copies of all work sheets and other materials used in preparation thereof) setting forth the amount of any 4K Resources Separate Tax Liability or estimated 4K Resources Separate Tax Liability (for purposes of Section 7.01 of this Agreement) and any Taxes related to the 4K Resources Business. 4K Resources shall have the right to review and comment on such calculation. Any dispute with respect to such calculation shall be resolved pursuant to Section 10.04 of this Agreement; provided, however, that, notwithstanding any dispute with respect to any such calculation, in no event shall any payment attributable to the amount of any 4K Resources Separate Tax Liability or estimated 4K Resources Separate Tax Liability be paid later than the date provided in Section 7 of this Agreement.

Section 4. Deconsolidation Events.

4.01. Tax Allocations. Although neither party has any plan to effectuate any transaction that would constitute a Deconsolidation Event, the parties have set forth how certain Tax matters with respect to a Deconsolidation Event would be handled in the event that, as a result of changed circumstances, a transaction that constitutes a Deconsolidation Event is pursued at some future time.

(a) Allocation of Tax Items. In the case of a Deconsolidation Event, all Tax computations for (1) any Pre-Deconsolidation Periods ending on the date of the Deconsolidation Event and (2) the immediately following taxable period of 4K Resources or any 4K Resources Affiliate, shall be made pursuant to the principles of Section 1.1502-76(b) of the Treasury Regulations or of a corresponding provision under the laws of other jurisdictions, as reasonably determined by ASP Isotopes, taking into account all reasonable suggestions made by 4K Resources with respect thereto.

(b) Allocation of Tax Assets. In the case of a Deconsolidation Event, ASP Isotopes and 4K Resources shall cooperate in determining the allocation of any Tax Assets among ASP Isotopes, each ASP Isotopes Affiliate, 4K Resources, and each 4K Resources Affiliate. The parties hereby agree that in the absence of controlling legal authority or unless otherwise provided under this Agreement, Tax Assets shall be allocated to the legal entity that is required under Section 3 of this Agreement to bear the liability for the Tax associated with such Tax Asset, or in the case where no party is required hereunder to bear such liability, the party that incurred the cost or burden associated with the creation of such Tax Asset.

4.02. Carrybacks.

(a) In General. In the case of a Deconsolidation Event, ASP Isotopes agrees to pay to 4K Resources the Tax Benefit from the use in any Pre-Deconsolidation Period of a carryback of any Tax Asset of the 4K Resources Group from a Post-Deconsolidation Period (other than a carryback of any Tax Asset attributable to Distribution Taxes for which the liability is borne by ASP Isotopes or any ASP Isotopes Affiliate). If subsequent to the payment by ASP Isotopes to 4K Resources of the Tax Benefit of a carryback of a Tax Asset of the 4K Resources Group, there shall be a Final Determination which results in a decrease (1) to the amount of the Tax Asset so carried back or (2) to the amount of such Tax Benefit, 4K Resources shall repay to ASP Isotopes any amount which would not have been payable to 4K Resources pursuant to this Section 4.02(a) had the amount of the benefit been determined in light of these events. Nothing in this Section 4.02(a) shall require ASP Isotopes to file an amended Tax Return or claim for refund of Income Taxes; provided, however, that ASP Isotopes shall use its reasonable efforts to use any carryback of a Tax Asset of the 4K Resources Group that is carried back under this Section 4.02(a).

(b) Net Operating Losses. In the case of a Deconsolidation Event, notwithstanding any other provision of this Agreement, 4K Resources hereby expressly agrees to elect (under Section 172(b)(3) of the Code and, to the extent feasible, any similar provision of any state, local or non-U.S. Tax law, including Section 1.1502-21T(b)(3) of the Treasury Regulations) to relinquish any right to carryback net operating losses to any Pre-Deconsolidation Periods of ASP Isotopes (in which event no payment shall be due from ASP Isotopes to 4K Resources in respect of such net operating losses).

4.03. Continuing Covenants. Each of ASP Isotopes (for itself and each ASP Isotopes Affiliate) and 4K Resources (for itself and each 4K Resources Affiliate) agrees (1) not to take any action reasonably expected to result in an increased Tax liability to the other or a reduction in a Tax Asset of the other, and (2) to take any action reasonably requested by the other that would reasonably be expected to result in a Tax Benefit or avoid a Tax Detriment to the other, provided, in either such case, that the taking or refraining to take such action does not result in any additional cost not fully compensated for by the other party or any other adverse effect to such party. The parties hereby acknowledge that the preceding sentence is not intended to limit, and therefore shall not apply to, the rights of the parties with respect to matters otherwise covered by this Agreement.

Section 5. Distribution Taxes.

5.01. Liability for Distribution Taxes. Although neither party has any plan or intent to effectuate a Distribution, the parties have set forth how certain Tax matters with respect to a Distribution would be handled in the event that, as a result of changed circumstances, a Distribution is pursued at some future time.

(a) ASP Isotopes’ Liability for Distribution Taxes. In the event of a Distribution, notwithstanding Sections 3.01 through 3.03 of this Agreement, ASP Isotopes and each ASP Isotopes Affiliate shall be jointly and severally liable for any Distribution Taxes, to the extent that such Distribution Taxes are attributable to, caused by, or result from, one or more of the following:

(i) any action or omission by ASP Isotopes (or any ASP Isotopes Affiliate) inconsistent with any information, covenant, representation, or material related to ASP Isotopes, any ASP Isotopes Affiliate, or the ASP Isotopes Business in an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents, Supplemental Ruling Documents, Ruling, or Supplemental Ruling (for the avoidance of doubt, disclosure of any action or fact that is inconsistent with any information, covenant, representation, or material submitted to Tax Counsel, the IRS, or other Taxing Authority, as applicable, in connection with an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents, Supplemental Ruling Documents, Ruling, or Supplemental Ruling shall not relieve ASP Isotopes (or any ASP Isotopes Affiliate) of liability under this Agreement);

(ii) any action or omission by ASP Isotopes (or any ASP Isotopes Affiliate), including a cessation, transfer to affiliates, or disposition of its active trades or businesses, or an issuance of stock, stock buyback or payment of an extraordinary dividend by ASP Isotopes (or any ASP Isotopes Affiliate) following a Distribution;

(iii) any acquisition of any stock or assets of ASP Isotopes (or any ASP Isotopes Affiliate) by one or more other persons (other than 4K Resources or a 4K Resources Affiliate) prior to or following a Distribution; or

(iv) any issuance of stock by ASP Isotopes (or any ASP Isotopes Affiliate), or change in ownership of stock in ASP Isotopes (or any ASP Isotopes Affiliate).

(b) 4K Resources’ Liability for Distribution Taxes. In the event of a Distribution, notwithstanding Sections 3.01 through 3.03 of this Agreement, 4K Resources and each 4K Resources Affiliate shall be jointly and severally liable for any Distribution Taxes, to the extent that such Distribution Taxes are attributable to, caused by, or result from, one or more of the following:

(i) any action or omission by 4K Resources (or any 4K Resources Affiliate) after a Distribution at any time, that is inconsistent with any information, covenant, representation, or material related to 4K Resources, any 4K Resources Affiliate, or the 4K Resources Business in an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents, Supplemental Ruling Documents, Ruling, or Supplemental Ruling (for the avoidance of doubt, disclosure by 4K Resources (or any 4K Resources Affiliate) to ASP Isotopes (or any ASP Isotopes Affiliate) of any action or fact that is inconsistent with any information, covenant, representation, or material submitted to Tax Counsel, the IRS, or other Taxing Authority, as applicable, in connection with an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents, Supplemental Ruling Documents, Ruling, or Supplemental Ruling shall not relieve 4K Resources (or any 4K Resources Affiliate) of liability under this Agreement);

(ii) any action or omission by 4K Resources (or any 4K Resources Affiliate) after the date of a Distribution (including any act or omission that is in furtherance of, connected to, or part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code) occurring on or prior to the date of a Distribution) including a cessation, transfer to affiliates or disposition of the active trades or businesses of 4K Resources (or any 4K Resources Affiliate), stock buyback or payment of an extraordinary dividend;

(iii) any acquisition of any stock or assets of 4K Resources (or any 4K Resources Affiliate) by one or more other persons (other than ASP Isotopes or any ASP Isotopes Affiliate) prior to or following a Distribution; or

(iv) any issuance of stock by 4K Resources (or any 4K Resources Affiliate) after a Distribution, including any issuance pursuant to the exercise of employee stock options or other employment related arrangements or the exercise of warrants, or change in ownership of stock in 4K Resources (or any 4K Resources Affiliate) after a Distribution.

(c) Joint Liability for Remaining Distribution Taxes. ASP Isotopes shall be liable for fifty percent (50%) and 4K Resources and each 4K Resources Affiliate shall be jointly and severally liable for fifty percent (50%), of any Distribution Taxes not otherwise allocated by Sections 5.01(a) or (b) of this Agreement.

5.02. Continuing Covenants.

(a) 4K Resources’ Restrictions. 4K Resources agrees that, so long as a Distribution could, in the reasonable discretion of ASP Isotopes, be effectuated, 4K Resources will not knowingly take or fail to take, or permit any 4K Resources Affiliate to knowingly take or fail to take, any action that could reasonably be expected to preclude ASP Isotopes’ ability to effectuate a Distribution. In the event of a Distribution, 4K Resources agrees that (1) it will take, or cause any 4K Resources Affiliate to take, any action reasonably requested by ASP Isotopes in order to enable ASP Isotopes to effectuate a Distribution and (2) it will not take or fail to take, or permit any 4K Resources Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with any information, covenant, representation, or material that relates to facts or matters related to 4K Resources (or any 4K Resources Affiliate) or within the control of 4K Resources and is contained in an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents, Supplemental Ruling Documents, Ruling, or Supplemental Ruling (except where such information, covenant, representation, or material was not previously disclosed to 4K Resources) other than as permitted by Section 5.02(c) of this Agreement. For this purpose an action is considered inconsistent with a representation if the representation states that there is no plan or intention to take such action. In the event of a Distribution, 4K Resources agrees that it will not take (and it will cause the 4K Resources Affiliates to refrain from taking) any position on a Tax Return that is inconsistent with such Distribution qualifying under Section 355 of the Code.

(b) ASP Isotopes Restrictions. In the event of a Distribution, ASP Isotopes agrees that it will not take or fail to take, or permit any ASP Isotopes Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with any material, information, covenant or representation that relates to facts or matters related to ASP Isotopes (or any ASP Isotopes Affiliate) or within the control of ASP Isotopes and is contained in an Officer’s Certificate, Tax Opinion, Supplemental Tax Opinion, Ruling Documents, Supplemental Ruling Documents, Ruling, or Supplemental Ruling. For this purpose an action is considered inconsistent with a representation if the representation states that there is no plan or intention to take such action. In the event of a Distribution, ASP Isotopes agrees that it will not take (and it will cause the ASP Isotopes Affiliates to refrain from taking) any position on a Tax Return that is inconsistent with such Distribution qualifying under Section 355 of the Code.

(c) Certain 4K Resources Actions Following a Distribution. In the event of a Distribution, 4K Resources agrees that, during the two (2) year period following a Distribution, without first obtaining, at 4K Resources’ own expense, either a supplemental opinion from Tax Counsel that such action will not result in Distribution Taxes (a “Supplemental Tax Opinion”) or a Supplemental Ruling that such action will not result in Distribution Taxes, unless in any such case ASP Isotopes and 4K Resources agree in writing otherwise, 4K Resources shall not (1) sell all or substantially all of the assets of 4K Resources or any 4K Resources Affiliate, (2) merge 4K Resources or any 4K Resources Affiliate with another entity, without regard to which party is the surviving entity, (3) transfer any assets of 4K Resources in a transaction described in Section 351 (other than a transfer to a corporation which files a Consolidated Return with 4K Resources and which is wholly-owned, directly or indirectly, by 4K Resources) or subparagraph (C) or (D) of Section 368(a)(1) of the Code, (4) issue stock of 4K Resources or any 4K Resources Affiliate (or any instrument that is convertible or exchangeable into any such stock) in an acquisition or public or private offering, or (5) facilitate or otherwise participate in any acquisition of stock in 4K Resources that would result in any shareholder owning five percent (5%) or more of the outstanding stock of 4K Resources. 4K Resources (or any 4K Resources Affiliate) shall only undertake any of such actions after ASP Isotopes’ receipt of such Supplemental Tax Opinion or Supplemental Ruling and pursuant to the terms and conditions of any such Supplemental Tax Opinion or Supplemental Ruling or as otherwise consented to in writing in advance by ASP Isotopes. The parties hereby agree that they will act in good faith to take all reasonable steps necessary to amend this Section 5.02(c), from time to time, by mutual written agreement, to (i) add certain actions to the list contained herein, or (ii) remove certain actions from the list contained herein, in either case, in order to reflect any relevant change in law, regulation or administrative interpretation occurring after the date of this Agreement.

(d) Notice of Specified Transactions. Not later than twenty (20) days prior to entering into any oral or written contract or agreement, and not later than five (5) days after it first becomes aware of any negotiations, plan or intention (regardless of whether it is a party to such negotiations, plan or intention), regarding any of the transactions described in paragraph (c), 4K Resources shall provide written notice of its intent to consummate such transaction or the negotiations, plan or intention of which it becomes aware, as the case may be, to ASP Isotopes.

(e) 4K Resources Cooperation. 4K Resources agrees that, at the request of ASP Isotopes, 4K Resources shall cooperate fully with ASP Isotopes to take any action necessary or reasonably helpful to effectuate a Distribution, including seeking to obtain, as expeditiously as possible, a Tax Opinion, Supplemental Tax Opinion, Ruling, and/or Supplemental Ruling. Such cooperation shall include the execution of any documents that may be necessary or reasonably helpful in connection with obtaining any Tax Opinion, Supplemental Tax Opinion, Ruling, and/or Supplemental Ruling (including any (i) power of attorney, (ii) Officer’s Certificate, (iii) Ruling Documents, (iv) Supplemental Ruling Documents, and/or (v) reasonably requested written representations confirming that (a) 4K Resources has read the Officer’s Certificate, Ruling Documents, and/or Supplemental Ruling Documents and (b) all information and representations, if any, relating to 4K Resources, any 4K Resources Affiliate or the 4K Resources Business contained therein are true, correct and complete in all material respects).

(f) Earnings and Profits. ASP Isotopes will advise 4K Resources in writing of the decrease in ASP Isotopes earnings and profits or the earnings and profits of an ASP Isotopes Affiliate attributable to a Distribution under Section 312(h) of the Code on or before the first anniversary of a Distribution; provided, however, that ASP Isotopes shall provide 4K Resources with estimates of such amounts (determined in accordance with past practice) prior to such anniversary as reasonably requested by 4K Resources.

Section 6. Indemnification.

6.01. In General. ASP Isotopes and each member of the ASP Isotopes Group shall jointly and severally indemnify 4K Resources, each 4K Resources Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which ASP Isotopes or any ASP Isotopes Affiliate is liable under this Agreement and any loss, cost, damage or expense, including reasonable attorneys’ fees and costs, that is attributable to, or results from, the failure of ASP Isotopes or any ASP Isotopes Affiliate to make any payment required to be made under this Agreement. 4K Resources and each member of the 4K Resources Group shall jointly and severally indemnify ASP Isotopes, each ASP Isotopes Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any and all Taxes for which 4K Resources or any 4K Resources Affiliate is liable under this Agreement and any loss, cost, damage or expense, including reasonable attorneys’ fees and costs, that is attributable to, or results from, the failure of 4K Resources or any 4K Resources Affiliate to make any payment required to be made under this Agreement.

6.02. Inaccurate or Incomplete Information. ASP Isotopes and each member of the ASP Isotopes Group shall jointly and severally indemnify 4K Resources, each 4K Resources Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty, or other expense of any kind attributable to ASP Isotopes or any ASP Isotopes Affiliate supplying 4K Resources or any 4K Resources Affiliate with inaccurate or incomplete information, in connection with the preparation of any Tax Return. 4K Resources and each member of the 4K Resources Group shall jointly and severally indemnify ASP Isotopes, each ASP Isotopes Affiliate, and their respective directors, officers and employees, and hold them harmless from and against any cost, fine, penalty, or other expenses of any kind attributable to 4K Resources or any 4K Resources Affiliate supplying ASP Isotopes or any ASP Isotopes Affiliate with inaccurate or incomplete information, in connection with the preparation of any Tax Return.

6.03. No Indemnification for Tax Items. Nothing in this Agreement shall be construed as a guarantee of the existence or amount of any loss, credit, carryforward, basis or other Tax Item, whether past, present or future, of ASP Isotopes, any ASP Isotopes Affiliate, 4K Resources or any 4K Resources Affiliate. In addition, for the avoidance of doubt, for purposes of determining any amount owed between the parties hereto, all such determinations shall be made without regard to any financial accounting tax asset or liability or other financial accounting items.

Section 7. Payments.

7.01. Estimated Tax Payments. Not later than three (3) days prior to each Estimated Tax Installment Date with respect to a taxable period for which a Consolidated Return or a Combined Return will be filed, 4K Resources shall pay to ASP Isotopes on behalf of the 4K Resources Group an amount equal to the amount of any estimated 4K Resources Separate Tax Liability that 4K Resources otherwise would have been required to pay to a Taxing Authority on such Estimated Tax Installment Date. If the 4K Resources Separate Tax Liability for such taxable period is less than zero, then ASP Isotopes shall pay to 4K Resources an amount equal to the Tax Benefit that the ASP Isotopes Group anticipates it will recognize for the entire year as a result of the 4K Resources Separate Tax Liability being less than zero for such taxable period. Not later than seven (7) days prior to each such Estimated Tax Installment Date, ASP Isotopes shall provide 4K Resources with a written notice setting forth the amount payable by 4K Resources in respect of such estimated 4K Resources Separate Tax Liability and a calculation of such amount.

7.02. True-Up Payments. Not later than ten (10) business days after receipt of any 4K Resources Separate Tax Liability computation pursuant to Section 3.05 of this Agreement, 4K Resources shall pay to ASP Isotopes, or ASP Isotopes shall pay to 4K Resources, as appropriate, an amount equal to the difference, if any, between the (i) 4K Resources Separate Tax Liability and (ii) the amount equal to (A) the aggregate amount paid by 4K Resources to ASP Isotopes with respect to such period under Section 7.01 of this Agreement minus (B) the aggregate amounts paid by ASP Isotopes to 4K Resources with respect to such period under Section 7.01 of this Agreement.

7.03. Redetermination Amounts. In the event of a redetermination of any Tax Item reflected on any Consolidated Return or Combined Return (other than Tax Items relating to Distribution Taxes), as a result of a refund of Taxes paid, a Final Determination or any settlement or compromise with any Taxing Authority which in any such case would affect the 4K Resources Separate Tax Liability, ASP Isotopes shall prepare a revised pro forma Tax Return in accordance with Section 2.04(b) of this Agreement for the relevant taxable period reflecting the redetermination of such Tax Item as a result of such refund, Final Determination, settlement or compromise. 4K Resources shall pay to ASP Isotopes, or ASP Isotopes shall pay to 4K Resources, as appropriate, an amount equal to the difference, if any, between the 4K Resources Separate Tax Liability reflected on such revised pro forma Tax Return and the 4K Resources Separate Tax Liability for such period as originally computed pursuant to this Agreement.

7.04. Payments of Refunds, Credits and Reimbursements. If one party receives a refund or credit of any Tax to which the other party is entitled pursuant to Section 3.03 of this Agreement, the party receiving such refund or credit shall pay to the other party the amount of such refund or credit pursuant to Section 7.05 of this Agreement. If one party pays a Tax with respect to which the other party is liable or responsible pursuant to Sections 3.01 through 3.03 of this Agreement, then the liable or responsible party shall pay to the other party the amount of such Tax pursuant to Section 7.05 of this Agreement.

7.05. Payments Under This Agreement. In the event that one party (the “Owing Party”) is required to make a payment to another party (the “Owed Party”) pursuant to this Agreement, then such payments shall be made according to this Section 7.05.

(a) In General. All payments shall be made to the Owed Party or to the appropriate Taxing Authority as specified by the Owed Party within the time prescribed for payment in this Agreement, or if no period is prescribed, within ten (10) days after delivery of written notice of payment owing together with a computation of the amounts due.

(b) Treatment of Payments. Unless otherwise required by any Final Determination, the parties agree that any payments made by one party to another party pursuant to this Agreement (other than (i) payments for the 4K Resources Separate Tax Liability for any Post-Deconsolidation Period, (ii) payments of interest pursuant to Section 7.05(e) of this Agreement, and (iii) payments of After Tax Amounts pursuant to Section 7.05(d) of this Agreement) shall be treated for all Tax and financial accounting purposes as nontaxable payments (dividend distributions or capital contributions, as the case may be) made immediately prior to the Deconsolidation Event and, accordingly, as not includible in the taxable income of the recipient or as deductible by the payor.

(c) Prompt Performance. All actions required to be taken (including payments) by any party under this Agreement shall be performed within the time prescribed for performance in this Agreement, or if no period is prescribed, such actions shall be performed promptly.

(d) After Tax Amounts. If pursuant to a Final Determination it is determined that the receipt or accrual of any payment made under this Agreement (other than payments of interest pursuant to Section 7.05(e) of this Agreement) is subject to any Tax, the party making such payment shall be liable for (a) the After Tax Amount with respect to such payment and (b) interest at the rate described in Section 7.05(e) of this Agreement on the amount of such Tax from the date such Tax accrues through the date of payment of such After Tax Amount. A party making a demand for a payment pursuant to this Agreement and for a payment of an After Tax Amount with respect to such payment shall separately specify and compute such After Tax Amount. However, a party may choose not to specify an After Tax Amount in a demand for payment pursuant to this Agreement without thereby being deemed to have waived its right subsequently to demand an After Tax Amount with respect to such payment. 4K Resources’s liability for any and all payments of the 4K Resources Separate Tax Liability for any Post-Deconsolidation Period shall be increased by the After Tax Amount with respect to such payment and decreased by the corresponding Tax Benefit, if any, attributable to such 4K Resources Separate Tax Liability.

(e) Interest. Payments pursuant to this Agreement that are not made within the period prescribed in this Agreement (the “Payment Period”) shall bear interest for the period from and including the date immediately following the last date of the Payment Period through and including the date of payment at a per annum rate equal to the prime rate as published in The Wall Street Journal on the last day of such Payment Period. Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of three hundred sixty-five (365) days and the actual number of days for which due.

Section 8. Tax Proceedings.

8.01. In General. Except as otherwise provided in this Agreement, (i) with respect to Tax Returns described in Section 2.01 of this Agreement, ASP Isotopes and (ii) with respect to Tax Returns described in Section 2.02 of this Agreement, 4K Resources (in either case, the “Controlling Party”), shall have the exclusive right, in its sole discretion, to control, contest, and represent the interests of ASP Isotopes, any ASP Isotopes Affiliate, 4K Resources, and/or any 4K Resources Affiliate in any Audit relating to such Tax Return and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Audit. The Controlling Party’s rights shall extend to any matter pertaining to the management and control of an Audit, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item. Any costs incurred in handling, settling, or contesting an Audit shall be borne by the Controlling Party.

8.02. Participation of non-Controlling Party. Except as otherwise provided in Section 8.04 of this Agreement, the non-Controlling Party shall have control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment with respect to any Sole Responsibility Item. Except as otherwise provided in Section 8.04 of this Agreement, the Controlling Party and the non-Controlling Party shall have joint control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment with respect to any Joint Responsibility Item. Except as otherwise provided in Section 8.04 of this Agreement, the Controlling Party shall not settle any Audit it controls concerning a Tax Item on a basis that would reasonably be expected to adversely affect the non-Controlling Party by at least three hundred thousand dollars ($300,000) without obtaining such non-Controlling Party’s consent, which consent shall not be unreasonably withheld, conditioned or delayed if failure to consent would adversely affect the Controlling Party.

8.03. Notice. Within ten (10) business days after a party becomes aware of the existence of a Tax issue that could reasonably be expected to give rise to an indemnification obligation under this Agreement, such party shall give prompt written notice to the other party of such issue (such notice shall contain factual information, to the extent known, describing any asserted tax liability in reasonable detail), and shall promptly forward to the other party copies of all notices and material communications with any Taxing Authority relating to such issue. Notwithstanding any provision in Section 10.15 of this Agreement to the contrary, if a party to this Agreement fails to provide the other party notice as required by this Section 8.03, and the failure results in a detriment to the other party, then any amount which the other party is otherwise required to pay pursuant to this Agreement shall be reduced by the amount of such detriment.

8.04. Control of Distribution Tax Proceedings. In the event of a Distribution, ASP Isotopes shall have the exclusive right, in its sole discretion, to control, contest, and represent the interests of ASP Isotopes, any ASP Isotopes Affiliate, 4K Resources, and/or any 4K Resources Affiliate in any Audits relating to Distribution Taxes and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Audit; provided, however, that ASP Isotopes shall not settle any such audit with respect to Distribution Taxes with a Taxing Authority that would reasonably be expected to result in a material Tax cost to 4K Resources or any 4K Resources Affiliate, without the prior consent of 4K Resources, which consent shall not be unreasonably withheld, conditioned or delayed. ASP Isotopes’ rights shall extend to any matter pertaining to the management and control of such Audit, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item; provided, however, that to the extent that 4K Resources is obligated to bear at least fifty percent (50%) of the liability for any Distribution Taxes under Section 5.01 of this Agreement, ASP Isotopes and 4K Resources shall have joint control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment. 4K Resources may assume sole control of any Audits relating to Distribution Taxes if it acknowledges in writing that it has sole liability for any Distribution Taxes under Section 5.01 of this Agreement that might arise in such Audit and can demonstrate to the reasonable satisfaction of ASP Isotopes that it can satisfy its liability for any such Distribution Taxes. If 4K Resources is unable to demonstrate to the reasonable satisfaction of ASP Isotopes that it will be able to satisfy its liability for such Distribution Taxes, but acknowledges in writing that it has sole liability for any Distribution Taxes under Section 5.01 of this Agreement, 4K Resources and ASP Isotopes shall have joint control over the Audit.

Section 9. Stock Options and Restricted Stock.

9.01. Notices, Withholding, Reporting. ASP Isotopes shall promptly notify 4K Resources of any event giving rise to income to any 4K Resources Group employees or former employees in connection with exercises of Options to purchase shares of ASP Isotopes stock or the lapse of any restrictions with respect to shares of ASP Isotopes stock subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code). If required by the Tax law, 4K Resources shall withhold applicable Taxes and satisfy applicable Tax reporting obligations in connection therewith.

9.02. Adjustments. If 4K Resources or any 4K Resources Affiliate as a result of a Final Determination or any settlement or compromise with any Taxing Authority receives any Tax Benefit to which ASP Isotopes is entitled under this Agreement, 4K Resources shall pay the amount of such Tax Benefit to ASP Isotopes. If ASP Isotopes or any ASP Isotopes Affiliate as a result of a Final Determination or any settlement or compromise with any Taxing Authority receives any Tax Benefit to which 4K Resources is entitled under this Agreement, ASP Isotopes shall pay the amount of such Tax Benefit to 4K Resources.

Section 10. Miscellaneous Provisions.

10.01. Effectiveness. This Agreement will become effective upon execution by the parties hereto. The Effective Tax Return Period (the “Effective Tax Return Period”) of this Agreement is for 4K Resources tax return periods beginning on or after [●], the date 4K Resources and each 4K Resources Affiliate, became members of an Affiliated Group of which ASP Isotopes is the common parent corporation.

10.02. No Prior TSA. Notwithstanding anything to the contrary contained herein, ASP Isotopes shall not be obligated to reimburse 4K Resources, or any 4K Resources shareholder, for any 4K Resources Tax Benefit utilized in any tax return with respect to any taxable period ending prior to or on the Effective Tax Return Period.

10.03. Cooperation and Exchange of Information.

(a) Cooperation. 4K Resources and ASP Isotopes shall each cooperate fully (and each shall cause its respective affiliates to cooperate fully) with all reasonable requests from another party for information and materials not otherwise available to the requesting party in connection with the preparation and filing of Tax Returns, claims for refund, and Audits concerning issues or other matters covered by this Agreement or in connection with the determination of a liability for Taxes or a right to a refund of Taxes. Such cooperation shall include:

(i) the retention until the expiration of the applicable statute of limitations, and the provision upon request, of copies of all Tax Returns, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to the Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities;

(ii) the execution of any document that may be necessary or reasonably helpful in connection with any tax proceeding, or the filing of a Tax Return or refund claim by a member of the ASP Isotopes Group or the 4K Resources Group, including certification, to the best of a party’s knowledge, of the accuracy and completeness of the information it has supplied; and

(iii) the use of the party’s commercially reasonable efforts to obtain any documentation that may be necessary or reasonably helpful in connection with any of the foregoing. Each party shall make its employees and facilities available on a reasonable and mutually convenient basis in connection with the foregoing matters.

(b) Retention of Records. Any party that is in possession of documentation of ASP Isotopes (or any ASP Isotopes Affiliate) or 4K Resources (or any 4K Resources Affiliate) relating to the 4K Resources Business, including books, records, Tax Returns and all supporting schedules and information relating thereto (the “4K Resources Business Records”) shall retain such 4K Resources Business Records for a period of seven (7) years following the Effective Time. Thereafter, any party wishing to dispose of 4K Resources Business Records in its possession (after the expiration of the applicable statute of limitations), shall provide written notice to the other party describing the documentation proposed to be destroyed or disposed of sixty (60) business days prior to taking such action. The other party may arrange to take delivery of any or all of the documentation described in the notice at its expense during the succeeding sixty (60) day period.

10.04. Dispute Resolution. In the event that ASP Isotopes and 4K Resources disagree as to the amount or calculation of any payment to be made under this Agreement, or the interpretation or application of any provision under this Agreement, the parties shall attempt in good faith to resolve such dispute. If such dispute is not resolved within sixty (60) business days following the commencement of the dispute, ASP Isotopes and 4K Resources shall jointly retain a nationally recognized law or accounting firm, which firm is independent of both parties (the “Independent Firm”), to resolve the dispute. The Independent Firm shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all parties involved. Following the decision of the Independent Firm, ASP Isotopes and 4K Resources shall each take or cause to be taken any action necessary to implement the decision of the Independent Firm. The fees and expenses relating to the Independent Firm shall be borne equally by ASP Isotopes and 4K Resources, except that if the Independent Firm determines that the position advanced by either party is frivolous, has not been asserted in good faith or has been asserted on a basis for which there is not substantial authority, one hundred percent (100%) of the fees and expenses of the Independent Firm shall be borne by such party. Notwithstanding anything in this Agreement to the contrary, the dispute resolution provisions set forth in this Section 10.04 shall not be applicable to any disagreement between the parties relating to Distribution Taxes and any such dispute shall be settled in a court of law or as otherwise agreed to by the parties in writing.

10.05. Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed given upon (a) a transmitter’s confirmation of a receipt of a facsimile transmission (but only if followed by confirmed delivery of a standard overnight courier the following business day or if delivered by hand the following business day), (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) the expiration of ten (10) business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice):

If to ASP Isotopes or any ASP Isotopes Affiliate, to Chief Financial Officer of ASP Isotopes, with a copy to the General Counsel of ASP Isotopes, at:

ASP Isotopes Inc.

2200 Ross Avenue

Suite 4575E

Dallas, Texas 75201

Attn: Office of General Counsel

If to 4K Resources or any 4K Resources Affiliate, to Chief Financial Officer of 4K Resources, with a copy to the General Counsel of 4K Resources, at:

4K Resources Inc.

2200 Ross Avenue

Suite 4575E

Dallas, Texas 75201

Attn: Office of General Counsel

Either party may, by written notice to the other parties, change the address or the party to which any notice, request, instruction or other documents is to be delivered.

10.06. Changes in Law.

(a) Any reference to a provision of the Code or a law of another jurisdiction shall include a reference to any applicable successor provision or law.

(b) If, due to any change in applicable law or regulations or their interpretation by any court of law or other governing body having jurisdiction subsequent to the date of this Agreement, performance of any provision of this Agreement or any transaction contemplated thereby shall become impracticable or impossible, the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

10.07. Confidentiality. Each party shall hold and cause its directors, officers, employees, advisors and consultants to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, on the advice of its counsel, by other requirements of law, all information (other than any such information relating solely to the business or affairs of such party) concerning the other parties hereto furnished it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (1) in the public domain through no fault of such party or (2) later lawfully acquired from other sources not under a duty of confidentiality by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its directors, officers, employees, auditors, attorneys, financial advisors, bankers and other consultants who shall be advised of and agree to be bound by the provisions of this Section 10.07. Each party shall be deemed to have satisfied its obligation to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

10.08. Successors. This Agreement shall be binding on and inure to the benefit and detriment of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto, to the same extent as if such successor had been an original party.

10.09. Affiliates. ASP Isotopes shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any ASP Isotopes Affiliate, and 4K Resources shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any 4K Resources Affiliate; provided, however, that, if it is contemplated that an ASP Isotopes Affiliate may cease to be an ASP Isotopes Affiliate as a result of a transfer of its stock or other ownership interests to a third party in exchange for consideration in an amount approximately equal to the fair market value of the stock or other ownership interests transferred and such consideration is not distributed outside of the ASP Isotopes Group to the shareholders of ASP Isotopes, then (a) 4K Resources shall execute a release of such ASP Isotopes Affiliate from its obligations under this Agreement effective as of such transfer provided that ASP Isotopes shall have confirmed in writing its obligations and the obligations of its remaining ASP Isotopes Affiliates with respect to their own obligations and the obligations of the departing ASP Isotopes Affiliate and that such departing ASP Isotopes Affiliate shall have executed a release of any rights it may have against 4K Resources or any 4K Resources Affiliate by reason of this Agreement, or (b) ASP Isotopes shall acknowledge in writing no later than thirty (30) days prior to such cessation that it shall bear one hundred percent (100%) of the liability for the obligations of ASP Isotopes and each ASP Isotopes Affiliate (including the departing ASP Isotopes Affiliate) under this Agreement. If at any time 4K Resources shall, directly or indirectly, obtain beneficial ownership of more than fifty percent (50%) of the total combined voting power of any other entity, 4K Resources shall cause such entity to become a party to this Agreement by executing together with ASP Isotopes an agreement in substantially the same form as set forth in Schedule 10.09 and such entity shall have all rights and obligations of a 4K Resources Affiliate under this Agreement.

10.10. Authorization, Etc. Each of the parties hereto hereby represents and warrants that it has the power and authority to execute, deliver and perform this Agreement, that this Agreement has been duly authorized by all necessary corporate action on the part of such party, that this Agreement constitutes a legal, valid and binding obligation of each such party and that the execution, delivery and performance of this Agreement by such party does not contravene or conflict with any provision of law or of its charter or bylaws or any agreement, instrument or order binding on such party.

10.11. Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior tax sharing agreements between ASP Isotopes (or any ASP Isotopes Affiliate) and 4K Resources (or any 4K Resources Affiliate) and such prior tax sharing agreements shall have no further force and effect. If, and to the extent, the provisions of this Agreement conflict with any agreement entered into in connection with a Distribution or another Deconsolidation Event, the provisions of this Agreement shall control.

10.12. Applicable Law; Jurisdiction. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY (i) AGREES THAT THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY HEREOF SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICTS OF LAW RULES, (ii) TO BE SUBJECT TO, AND HEREBY CONSENTS AND SUBMITS TO, THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF THE FEDERAL COURTS SITTING IN THE STATE OF DELAWARE, (iii) TO THE EXTENT SUCH PARTY IS NOT OTHERWISE SUBJECT TO SERVICE OF PROCESS IN THE STATE OF DELAWARE, HEREBY APPOINTS THE CORPORATION SERVICE COMPANY AS SUCH PARTY’S AGENT IN THE STATE OF DELAWARE FOR ACCEPTANCE OF LEGAL PROCESS AND (iv) AGREES THAT SERVICE MADE ON ANY SUCH AGENT SET FORTH IN (iii) ABOVE SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE.

10.13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

10.14. Severability. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction (or an arbitrator or arbitration panel) to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions set forth herein shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated. In the event that any such term, provision, covenant or restriction is held to be invalid, void or unenforceable, the parties hereto shall use their best efforts to find and employ an alternate means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant, or restriction.

10.15. No Third Party Beneficiaries. This Agreement is solely for the benefit of ASP Isotopes, the ASP Isotopes Affiliates, 4K Resources and the 4K Resources Affiliates. This Agreement should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, cause of action or other rights in excess of those existing without this Agreement.

10.16. Waivers, Etc. No failure or delay on the part of a party in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. No modification or waiver of any provision of this Agreement nor consent to any departure by the parties therefrom shall in any event be effective unless the same shall be in writing, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

10.17. Setoff. All payments to be made by any party under this Agreement may be netted against payments due to such party under this Agreement, but otherwise shall be made without setoff, counterclaim or withholding, all of which are hereby expressly waived.

10.18. Other Remedies. 4K Resources recognizes that any failure by it or any 4K Resources Affiliate to comply with its obligations under Section 5 of this Agreement would, in the event of a Distribution, result in Distribution Taxes that would cause irreparable harm to ASP Isotopes, ASP Isotopes Affiliates, and their stockholders. Accordingly, ASP Isotopes shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which ASP Isotopes is entitled at law or in equity.

10.19. Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

10.20. Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any litigation, claim, action, suit, arbitration, inquiry, proceeding, investigation or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

10.21. Interpretations. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by a duly authorized officer as of the date first above written.

ASP ISOTOPES INC.
on behalf of itself and each of the ASP Isotopes Affiliates

By:
Name:
Title:

4K RESOURCES INC.
on behalf of itself and each of the 4K Resources Affiliates

By:
Name:
Title:

[Tax Sharing Agreement]

Schedule 10.09

WHEREAS, 4K Resources Inc., a Delaware corporation (“4K Resources”), owns, directly or indirectly, [all/more than fifty percent (50%)] of the outstanding stock or interests in the undersigned;

WHEREAS, the undersigned is not a party to that certain Tax Sharing Agreement, dated as of [●], 2026, by and among ASP Isotopes, each ASP Isotopes Affiliate, 4K Resources and each 4K Resources Affiliate (as defined therein) (the “Agreement”); and

WHEREAS, the undersigned, ASP Isotopes and 4K Resources desire to have the undersigned become a party to the Agreement and to have all rights and obligations of a party to the Agreement.

NOW, THEREFORE, in consideration of mutual obligations and undertakings contained in the Agreement, the parties agree that the undersigned shall become a party to the Agreement and shall have all rights and obligations of a party to the Agreement.

IN WITNESS WHEREOF, the parties have executed this agreement on the dates accompanying their respective signatures, but effective as of ______________________.

ASP ISOTOPES INC.

By:
Name:
Title:

4K RESOURCES INC.

By:
Name:
Title:

[NAME]

By:
Name:
Title:

Annex M

FORM OF

SHARED SERVICES AGREEMENT

between

4K RESOURCES INC.

and

ASP ISOTOPES INC.

SCHEDULES
SCHEDULE I:	Certain Services To Be Provided By 4K Resources Inc. to ASP Isotopes Inc.
SCHEDULE II:	Certain Services To Be Provided By ASP Isotopes Inc. to 4K Resources Inc.

M-i

SHARED SERVICES AGREEMENT

THIS SHARED SERVICES AGREEMENT (this “Agreement”) is dated as of [________], 2026, by and between 4K Resources Inc., a Delaware corporation (f/k/a ENDRA Life Sciences Inc.) (the “Company”), and ASP Isotopes Inc., a Delaware corporation (“ASP Isotopes”). The Company and ASP Isotopes are sometimes referred to herein separately as a “Party” and together as the “Parties”. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 1.01.

W I T N E S S E T H:

WHEREAS, on June 25, 2026, ASP Isotopes, the Company, Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of ASP Isotopes (“OpCo”), Noble Africa LLC, a Delaware limited liability company and a direct subsidiary of ASP Isotopes (the “Target Company”), and Kruger Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), entered into that certain Agreement and Plan of Merger dated of even date herewith (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, among other things, (a) prior to the Effective Time (as defined in the Merger Agreement), ASP Isotopes contributed all of its equity interest in OpCo to the Target Company and (b) Merger Sub merged with and into the Target Company (the “Merger”), with the Target Company surviving the Merger as a direct, wholly owned subsidiary of the Company, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, in January 2026, ASP Isotopes acquired OpCo to pursue the exploration of onshore natural gas and produce liquid helium and LNG;

WHEREAS, due to the significant differences in the regulatory landscape and supply chain for liquid helium and LNG from that of medical isotopes, ASP Isotopes pursued the separation of its commercial LNG and liquid helium operations and specialist isotopes and related services into two independent companies through the Merger of OpCo pursuant to the terms of the Merger Agreement;

WHEREAS, in connection with the Merger, the Company changed its name from ENDRA Life Sciences Inc. to 4K Resources Inc.;

WHEREAS, the Company and ASP Isotopes desire to enter into this Agreement to provide for the continuation of certain services between the Company and ASP Isotopes following the Merger; and

WHEREAS, each Party desires to set forth in this Agreement the principal terms and conditions of the provision of such services;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, for themselves and their respective successors and assigns, hereby covenant and agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01. Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the meanings specified or referred to in this Section 1.01:

“Additional Services” has the meaning set forth in Section 2.03.

“ASP Isotopes Employee” means an ASP Isotopes employee or Subcontractor listed on SCHEDULE II that will be engaged in providing ASP Isotopes Services.

“ASP Isotopes Entities” means ASP Isotopes and its Subsidiaries, including any entity which becomes a Subsidiary of ASP Isotopes after the date hereof.

“ASP Isotopes Indemnified Person” means each ASP Isotopes Entity and each of their respective directors, officers and employees.

“ASP Isotopes Services” means the services that ASP Isotopes shall provide (or cause to be provided) to the Company, which services are listed in SCHEDULE II.

“Change of Control” means the occurrence of any one or more of the following events:

(i)
the sale or disposition, in one or a series of related transactions, of all or substantially all of the consolidated assets of the Company and the Company’s subsidiaries, taken as a whole, to any “person” or “group” (as such terms are used for purposes of Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) other than ASP Isotopes or any of its direct or indirect wholly owned Subsidiaries;
(ii)
any “person” or “group,” other than ASP Isotopes or any of its direct or indirect wholly-owned Subsidiaries, is or becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the outstanding voting stock of the Company, excluding as a result of any merger or consolidation that does not constitute a Change of Control pursuant to clause (iii); or
(iii)
any merger or consolidation of the Company with or into any other person, unless immediately thereafter ASP Isotopes or any of its direct or indirect wholly owned Subsidiaries beneficially owns a majority of the outstanding shares of the common stock (or equivalent voting securities) of the surviving or successor entity (or the parent entity thereof).

“Company Employee” means a Company employee or Subcontractor listed on SCHEDULE I that will be engaged in providing Company Services.

“Company Entities” means the Company and its Subsidiaries, including any entity which becomes a Subsidiary of the Company after the date hereof.

“Company Indemnified Person” means each Company Entity and each of their respective directors, officers and employees.

“Company Services” means the various services that the Company shall provide (or cause to be provided) to ASP Isotopes, which services are listed in SCHEDULE I.

“Force Majeure” has the meaning set forth in Section 6.04.

“Liability” means, with respect to any Person, any liability, commitment or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, absolute, contingent, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Losses” means any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all actions and demands, assessments, judgments and settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), excluding special, consequential, indirect, exemplary and punitive damages (other than special, consequential, indirect and/or punitive damages awarded to any unaffiliated third party against an indemnitee).

“Out-of-Pocket Costs” has the meaning set forth in Section 3.01(c).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental body or authority, whether domestic or foreign.

“Services” means the Company Services and the ASP Isotopes Services.

“Services Manager” has the meaning set forth in Section 4.02.

“Subcontractor” has the meaning set forth in Section 6.03.

“Subsidiary” of any Person means a corporation, limited liability company, joint venture, partnership, trust, association or other entity in which such Person: (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities of such entity, (B) the total combined equity interests, or (C) the capital or profits interest, in the case of a partnership; or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body. For purposes of this Agreement, the Company and its Subsidiaries shall not be deemed to be Subsidiaries of any ASP Isotopes Entity.

“Termination Date” has the meaning set forth in Section 5.03.

ARTICLE II.

PURCHASE AND SALE OF SERVICES

Section 2.01. Purchase and Sale of ASP Isotopes Services.

(a)
Subject to the terms and conditions of this Agreement and in consideration of the costs for ASP Isotopes Services described below, ASP Isotopes agrees to provide or cause to be provided to the Company Entities, and the Company agrees to purchase, or to cause the Company Entities to purchase, from the ASP Isotopes Entities, the ASP Isotopes Services, until such ASP Isotopes Services are terminated in accordance with the provisions hereof.
(b)
Each Party acknowledges and agrees that (i) the ASP Isotopes Services to be provided, or caused to be provided, by ASP Isotopes under this Agreement shall, at the Company’s request, be provided directly to the Company or a Subsidiary of the Company and (ii) ASP Isotopes may satisfy its obligation to provide or to procure the applicable ASP Isotopes Services hereunder by causing one or more of its Subsidiaries to provide or to procure such Services. With respect to the ASP Isotopes Services provided to, or procured on behalf of, any Subsidiary of the Company, the Company agrees to pay on behalf of such Subsidiary all amounts payable by or in respect of such ASP Isotopes Services pursuant to this Agreement, if any amounts payable are not otherwise paid by such Subsidiary.

Section 2.02. Purchase and Sale of Company Services.

(a)
Subject to the terms and conditions of this Agreement and in consideration of the costs for Company Services described below, the Company agrees to provide or cause to be provided to the ASP Isotopes Entities, and ASP Isotopes agrees to purchase, or to cause the ASP Isotopes Entities to purchase, from the Company Entities, the Company Services, until such Company Services are terminated in accordance with the provisions hereof.
(b)
Each Party acknowledges and agrees that (i) the Company Services to be provided, or caused to be provided, by the Company Entities under this Agreement to ASP Isotopes shall, at such ASP Isotopes’ request, be provided directly to ASP Isotopes or a Subsidiary of ASP Isotopes and (ii) the Company may satisfy its obligation to provide or to procure the applicable Company Services hereunder by causing one or more of its Subsidiaries to provide or to procure such Services. With respect to the Company Services provided to, or procured on behalf of, any Subsidiary of ASP Isotopes, ASP Isotopes agrees to pay on behalf of such Subsidiary all amounts payable by or in respect of such Company Services pursuant to this Agreement, if any amounts payable are not otherwise paid by such Subsidiary.

Section 2.03. Additional Services. In addition to the Services to be provided or procured pursuant to, and in accordance with, Section 2.01 or Section 2.02, if requested by the Party receiving such Services, and to the extent that the Party providing such Services may agree in writing, the Party providing such Services shall provide additional services to such other Party (“Additional Services”). The scope of any such Services, as well as the costs and other terms and conditions applicable to such Services, shall be as mutually agreed in writing by such Parties prior to the provision of such Additional Services.

Section 2.04. Transition. Each Party receiving a Service agrees to use commercially reasonable efforts to cooperate with the Party providing the Service in providing for an orderly transition of such Service to the Party receiving the Service or to a successor service provider as designated by the Party receiving the Service.

Section 2.05. Cooperation. To the extent reasonably necessary to perform the Services, a Party receiving Services shall provide personnel of the other Party, its Subsidiaries and its Subcontractors with reasonable access during normal business hours to the receiving Party’s office space, telecommunications and computer equipment and systems, and other areas and equipment. The Party providing Services will comply, and shall instruct its Subsidiaries and Subcontractors to comply, with any reasonable security and access restrictions and other procedures that are communicated to such Party in writing and applicable to such access. The receiving Party shall (a) comply with any reasonable instructions of the Party providing Services that are reasonably necessary for it to adequately provide the Services; (b) comply with all standards and procedures applicable to such Services (if any) which are generally applied by such Party in the provision of services similar to such Services to itself and its Subsidiaries and which are communicated to the receiving Party in writing; and (c) promptly notify the Party providing Services of any operational or system problem which could reasonably be expected to affect the provision of any Services. To the extent the receiving Party fails to adhere to this Section 2.05, the Party providing Services shall be excused from its performance of the Services hereunder to the extent such failure materially increases its cost or burden to provide such Services, or where such failure prevents its provision of the Service in conformance with this Agreement; provided that the Party providing Services shall first notify the receiving Party of such failure in writing and, where applicable, allow the receiving Party a reasonable opportunity (not to exceed thirty (30) days) to cure such failure.

Section 2.06. Modifications.

(a)
ASP Isotopes may make changes from time to time in its standards and procedures for performing the ASP Isotopes Services, provided that any such change shall also apply to services similar to such Services with respect to ASP Isotopes’ own business. ASP Isotopes shall use commercially reasonable efforts to provide the Company with a minimum of ninety (90) days’ prior written notice of any planned changes that ASP Isotopes anticipates, or reasonably should know, will have a material impact on the continued operation of the Company’s business. Upon receipt of such notice, the Company shall have the right to (i) request a meeting with ASP Isotopes to discuss whether the change can be postponed and ASP Isotopes shall, in good faith, consider any such request, or (ii) terminate the impacted ASP Isotopes Service in accordance with Section 5.02.
(b)
The Company may make changes from time to time in its standards and procedures for performing the Company Services, provided that any such change shall also apply to services similar to such Services with respect to the Company’s own business. The Company shall use commercially reasonable efforts to provide ASP Isotopes with a minimum of ninety (90) days’ prior written notice of any planned changes that the Company anticipates, or reasonably should know, will have a material impact on the continued operation of ASP Isotopes’ business. Upon receipt of such notice, ASP Isotopes shall have the right to (i) request a meeting with the Company to discuss whether the change can be postponed and the Company shall, in good faith, consider any such request, or (ii) terminate the impacted Company Service in accordance with Section 5.02.
(c)
The Company shall provide ASP Isotopes with a minimum of ninety (90) days’ prior written notice of any planned changes to the Company’s business or information technology infrastructure or systems that could reasonably be anticipated to materially affect the provision of the ASP Isotopes Services hereunder. To the extent any such planned change will increase the level or costs of ASP Isotopes Services in any material manner, ASP Isotopes shall have the right to (i) request a meeting with the Company to discuss whether the change can be postponed until after the conclusion of the applicable Service term and the Company shall, in good faith, consider any such request, or (ii) terminate the provision of the impacted Service by providing written notice of such termination to the Company.
(d)
ASP Isotopes shall provide the Company with a minimum of ninety (90) days’ prior written notice of any planned changes to ASP Isotopes’ business or information technology infrastructure or systems that could reasonably be anticipated to materially affect the provision of the Company Services hereunder. To the extent any such planned change will increase the level or costs of the Company Services in any material manner, the Company shall have the right to (i) request a meeting with ASP Isotopes to discuss whether the change can be postponed until after the conclusion of the applicable Service term and ASP Isotopes shall, in good faith, consider any such request, or (ii) terminate the provision of the impacted Service by providing written notice of such termination to ASP Isotopes.

ARTICLE III.

SERVICE COSTS; OTHER CHARGES

Section 3.01. Service Costs.

(a)
Each Company Service shall be provided at the price per Company Employee (or other formula for deriving such fee or price) indicated on SCHEDULE I or as otherwise provided in SCHEDULE I. The price per Company Employee providing such Service shall be calculated as a percentage of the fully-burdened cost for each such Company Employee. In the event of a material change in the level of service for any Service prior to the expiration of the term or a change in the identity of the Company Employee who will provide such Service, in each case as set forth on SCHEDULE I, ASP Isotopes and the Company shall work together in good faith to recalculate the price for such Service and amend SCHEDULE I, as appropriate. For purposes of this Agreement, “fully-burdened cost” means the total cost of employment to a Party with respect to such Party’s employee, including such individual’s salary, bonus, equity and other compensation and employment-related insurance, benefits and taxes.
(b)
Each ASP Isotopes Service shall be provided at the price per ASP Isotopes Employee (or other formula for deriving such fee or price) indicated in SCHEDULE II. The price per ASP Isotopes Employee providing such Service shall be calculated as a percentage of the fully-burdened cost for each such ASP Isotopes Employee. In the event of a material change in the level of service for any Service prior to the expiration of the term or a change in the identity of the ASP Isotopes Employee who will provide such Service, in each case as set forth on SCHEDULE II, ASP Isotopes and the Company shall work together in good faith to recalculate the price for such Service and amend SCHEDULE II, as appropriate.
(c)
In addition to the amounts pursuant to Section 3.01(a) or (b), in the event that a Party providing Services incurs reasonable and documented out-of-pocket expenses in the provision of any Service, including license fees and payments to third party service providers or subcontractors, but excluding payments made to employees of such Party pursuant to Section 3.01(a) or (b) (such included expenses, collectively, “Out-of-Pocket Costs”), the Party receiving such Service shall reimburse the Party providing such Service for all such Out-of-Pocket Costs in accordance with the invoicing procedures set forth in Section 3.02.
(d)
Each Party agrees that no Party shall be obligated to perform any Service after the applicable Termination Date; provided, that if the Party receiving a Service and the Party providing the Service desire to continue such Services after the applicable Termination Date, such Parties shall negotiate in good faith to determine an amount that compensates the Party providing such Service for all of its costs for such performance. The Services so performed by a Party after the applicable Termination Date shall continue to constitute Services under this Agreement and be subject in all respects to the provisions of this Agreement for the duration of the agreed-upon extension period.
(e)
Any Additional Services provided by a Party shall be provided at rates mutually agreed to by the Parties in writing.
(f)
The consideration payable by a Party receiving Services hereunder shall include an arm’s length markup as required by applicable tax laws and shall exclude any and all taxes imposed on the sale of the applicable Services (or other goods and services sold to the Party receiving Services), and any and all taxes otherwise imposed on, sustained or incurred with respect to, or applicable to, the applicable Services (or other goods and services sold to the Party receiving Services); provided that the Party receiving Services shall bear any and all sales, use and other similar taxes imposed on the sale to it of the applicable Services (or other goods and services sold to such Party). Each Party that provides Services hereunder shall properly and timely collect from each Party receiving Services hereunder and remit any such sales, use and other similar taxes if required to do so by applicable law.
(g)
Each Party shall cooperate with the other Party and take any reasonably requested action which does not cause such first Party to incur any cost or inconvenience (other than de minimis costs or inconveniences) in order to minimize any sales, use or other similar taxes imposed on the sale of the Services (or other goods and services sold pursuant to this Agreement), including providing sales and use tax exemption certificates or other documentation necessary to support tax exemptions. Each Party agrees to provide the other Party such information and data as reasonably requested from time to time, and to fully cooperate with the other Party, in connection with (i) the reporting of any sales, use or other similar taxes payable pursuant to this Agreement, (ii) any audit relating to any sales, use or other similar taxes payable pursuant to this Agreement or (iii) any assessment, refund, claim or proceeding relating to any such sales, use or other similar taxes.

Section 3.02. Payment.

(a)
Unless otherwise set forth on a Schedule (or otherwise mutually agreed to by the Parties in writing), charges for Services shall be invoiced quarterly in arrears by each Party providing such Services within fifteen (15) business days prior to end of a quarter. The invoice shall set forth in reasonable detail for the period covered by such invoice (i) the Services rendered and (ii) the aggregate amount charged for each type of Service provided. Each invoice shall be directed to the appropriate Services Manager of the Party to receive the invoice or such other individual designated in writing from time to time by such Services Manager. Unless otherwise agreed in writing between the Party providing the invoice and the Party receiving the invoice, all payments made pursuant to an invoice shall be made in U.S. dollars. The Parties shall provide documentation supporting any amounts invoiced pursuant to this Section 3.02 as the Party receiving the invoice may from time to time reasonably request.
(b)
All charges shall be settled within sixty (60) days after the end of the fiscal quarter in which such charges were incurred by a Party, provided that if such Party, in good faith, disputes any invoiced charge, payment of such charge may be made only after mutual resolution of such dispute. Each Party agrees to notify the Party sending the invoice promptly, and in no event later than thirty (30) days following receipt of an invoice, of any disputed charge listing all disputed items and providing a reasonably detailed description of each disputed item. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items, within the period set forth in Section 3.02(a). The Parties shall seek to resolve all such disputes expeditiously and in good faith.
(c)
Each Party hereby acknowledges and agrees that it shall have no right under this Agreement to offset any amounts owed (or to become due and owing) to the other Party, whether under this Agreement or otherwise, against any other amount owed (or to become due and owing) to it by the other Party.

Section 3.03. Financial Responsibility for Parties’ Personnel. Each Party shall pay for all personnel and other related expenses, including salary or wages, of its employees performing the applicable Services. No individual providing ASP Isotopes Services to a Company Entity pursuant to the terms of this Agreement shall be deemed to be, or shall have any rights as, an employee of any such Company Entity, and no individual providing Company Services to an ASP Isotopes Entity pursuant to the terms of this Agreement shall be deemed to be, or shall have any rights as, an employee of such ASP Isotopes Entity.

ARTICLE IV.

STANDARD OF PERFORMANCE AND INDEMNIFICATION

Section 4.01. General Standard of Service. Except as otherwise agreed to in writing by the Parties or as described in this Agreement:

(a)
The Company agrees that the nature, quality, degree of skill and standard of care applicable to the delivery of the Company Services hereunder, and the skill levels of the employees providing such Services, shall be substantially the same as or consistent with those that the Company Entities exercise or employ in providing similar services provided within or to any other Company Entity; and
(b)
ASP Isotopes agrees that the nature, quality, degree of skill and standard of care applicable to the delivery of the ASP Isotopes Services hereunder, and the skill levels of the employees providing such Services, shall be substantially the same as or consistent with those that any ASP Isotopes Entity exercises or employs in providing similar services provided within or to any other ASP Isotopes Entity.

Section 4.02. Services Management. Each Party agrees to appoint one or more of its employees for each specific Service it provides who will have overall responsibility for managing and coordinating the delivery of such Service, including making available the services of appropriately qualified employees and resources to enable the provision of the Services (each, a “Services Manager”). The Services Managers shall consult and coordinate with each other regarding the provision of Services.

Section 4.03. Indemnification.

(a)
The Company agrees to indemnify and hold harmless each ASP Isotopes Indemnified Person from and against any Losses arising out of or related to the gross negligence or willful misconduct of the Company or any of its Subsidiaries, or any third party that provides a Company Service to an ASP Isotopes Entity pursuant to this Agreement, in connection with the performance of this Agreement or with the provision of, or failure to provide, any such Services to such ASP Isotopes Entity; provided, that the Company shall not be responsible for any Losses incurred by any ASP Isotopes Indemnified Person that have resulted from any ASP Isotopes Indemnified Person’s gross negligence or willful misconduct in connection with any of the Company Services.
(b)
ASP Isotopes agrees to indemnify and hold harmless each Company Indemnified Person from and against any Losses arising out of or related to the gross negligence or willful misconduct of ASP Isotopes or any of its Subsidiaries, or any third party that provides an ASP Isotopes Service to a Company Entity pursuant to this Agreement, in connection with the performance of this Agreement or with the provision of, or failure to provide, any such Services to such Company Entity; provided, that ASP Isotopes shall not be responsible for any Losses incurred by any Company Indemnified Person that have resulted from any Company Indemnified Person’s gross negligence or willful misconduct in connection with any of the ASP Isotopes Services.

ARTICLE V.

TERM AND TERMINATION

Section 5.01. Term. Except as otherwise provided in this ARTICLE V or as otherwise agreed in writing by the Parties, the Parties’ obligations to provide, to procure or to purchase a Service shall cease as of the applicable date set forth in SCHEDULE I or SCHEDULE II or the applicable date set forth in any arrangement by and among the applicable Parties pursuant to which Additional Services are provided (in each case as such dates may be extended with the consent of the Party providing a Service and the Party receiving a Service) or such earlier date determined in accordance with Section 5.02.

Section 5.02. Termination.

(a)
The Party providing a Service and the Party receiving a Service hereunder may by mutual written agreement from time to time terminate this Agreement with respect to such Service, in whole or in part.
(b)
The Company may terminate any ASP Isotopes Service at any time upon at least thirty (30) days prior written notice of such termination to ASP Isotopes, effective as of such 30th day. ASP Isotopes may terminate any Company Service provided to ASP Isotopes at any time upon at least thirty (30) days prior written notice of such termination to the Company, effective as of such 30th day.
(c)
A Party may terminate a Service provided by such Party upon written notice in the event of the receiving Party’s material breach of this Agreement, which breach remains uncured thirty (30) days after the breaching Party’s receipt of written notice thereof.
(d)
This Agreement shall terminate automatically in the event of a Change of Control of the Company.

Section 5.03. Effect of Termination. Other than as required by law, upon the effective date of the termination of any Service pursuant to Section 5.01 or Section 5.02, or upon termination of this Agreement in accordance with its terms (any such date, the “Termination Date”), the Parties shall have no further obligation to provide the terminated Service (or any Service, in the case of termination of this Agreement) and shall have no obligation to pay any fees relating to such terminated Services or to make any other payments hereunder; provided, that notwithstanding such termination, (i) each Party shall remain liable for fees owed and payable in respect of Services provided to it on or prior to the effective date of the termination; (ii) the Parties shall continue to charge for administrative and program costs relating to benefits paid after but incurred prior to the termination of any Service, and the Party so charged shall be obligated to pay such expenses in accordance with the terms of this Agreement, provided that (A) the Party that provided the Service makes reasonable efforts to obtain available refunds of such costs and (B) if such Party shall obtain a refund of any such costs already paid by the Party that received the Service, the Party that provided the Service shall return such portion of the costs to the Party that received the Service; and (iii) the provisions of ARTICLE IV, ARTICLE V, and ARTICLE VI and Section 3.01(f) and (g) shall survive any such termination indefinitely.

ARTICLE VI.

MISCELLANEOUS

Section 6.01. Ownership. This Agreement and the performance of the Services hereunder shall not affect the ownership of any assets or responsibility for any liabilities. No Party shall gain, by virtue of this Agreement or the Services provided hereunder, by implication or otherwise, any rights of ownership of any property or intellectual property rights owned by the other Party or its respective Subsidiaries.

Section 6.02. No Agency. Nothing in this Agreement shall constitute or be deemed to constitute a partnership or joint venture by and among the Parties or any of their respective Subsidiaries or constitute or be deemed to constitute any Party the agent or employee of the other Party or any of its Subsidiaries for any purpose whatsoever, and no Party shall have authority or power to bind the other Party or any of its Subsidiaries or to contract in the name of, or create a liability against, the other Party or any of its Subsidiaries in any way or for any purpose.

Section 6.03. Subcontractors. Each Party may hire or engage one or more third party subcontractors (each, a “Subcontractor”) to perform all or any of the Services to be provided (or caused to be provided) by it under this Agreement; provided, that, subject to Section 4.03, such Party shall pay for all fees due each such Subcontractor and shall in all cases remain primarily responsible for all obligations undertaken by each such Subcontractor on its behalf pursuant to the terms of this Agreement with respect to the scope, quality, degree of skill and nature of the Services provided by it hereunder.

Section 6.04. Force Majeure.

(a)
For purposes of this Section 6.04, “Force Majeure” means an event beyond the reasonable control of any Party, which by its nature could not have been foreseen by such Party, or, if it could have been foreseen, was unavoidable, and includes without limitation, acts of God, storms, floods, riots, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) and failure of energy sources.
(b)
Continued performance of a Service may be suspended immediately to the extent caused by Force Majeure. The Party claiming suspension of a Service due to Force Majeure shall give prompt written notice to the other Party of the occurrence of the event giving rise to the suspension and of its nature and anticipated duration. The Parties shall cooperate with each other to find alternative means and methods for the provision of the suspended Service.
(c)
No Party shall be under any liability for failure to fulfill any obligation under this Agreement, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered, or delayed as a consequence of circumstances of Force Majeure.

Section 6.05. Entire Agreement. This Agreement (including the Schedules constituting a part of this Agreement) and any other writing signed by the Parties that specifically references or is specifically related to this Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings and negotiations, both written and oral, by and between the Parties with respect to the subject matter hereof.

Section 6.06. Notices. Notices, offers, requests or other communications required or permitted to be given by any Party pursuant to the terms of this Agreement shall be given in writing to the respective Parties to the following addresses:

(a)
If to ASP Isotopes, to:

ASP Isotopes Inc.

2200 Ross Avenue

Suite 4575E

Dallas, Texas 75201

Attention: Chief Executive Officer

(b)
If to the Company, to:

4K Resources Inc.

2200 Ross Avenue

Suite 4575E

Dallas, Texas 75201

Attention: Chief Executive Officer

or to such other address as the Party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving nonperformance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by electronic transmission method; one working day after it is sent, if sent by recognized overnight courier; and three days after it is postmarked, if mailed first class mail or certified mail, return receipt requested, with postage prepaid.

Section 6.07. Governing Law. This Agreement, including the validity hereof and the rights and obligations of the Parties hereunder, shall be construed in accordance with, and all disputes, controversy or claims arising out of or relating to this Agreement shall be governed by, the laws of the State of Delaware applicable to contracts made and to be performed entirely in such State (without giving effect to the conflicts of law provisions thereof that would cause the application of the laws of any jurisdiction other than the State of Delaware).

Section 6.08. Consent to Jurisdiction. Each of the Parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction. Each of the Parties hereby irrevocably submits, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 6.09. Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT TAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (D) IT HAS DECIDED TO ENTER INTO THIS AGREEMENT IN CONSIDERATION OF, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 6.10. Severability. If any terms or other provision of this Agreement or the Schedules or exhibits hereto shall be determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

Section 6.11. Third Party Beneficiary. Except for the rights of indemnitees pursuant to Section 4.03, none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Person. Except for the rights of indemnitees pursuant to Section 4.03, no such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any Liability (or otherwise) against any Party hereto.

Section 6.12. Amendment. This Agreement may not be amended except by mutual consent of the Parties, evidenced by an instrument in writing signed on behalf of each Party.

Section 6.13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. If any signature is delivered by facsimile or electronic transmission or by PDF, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile, electronic or PDF signature were an original thereof.

Section 6.14. Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective legal representatives and successors. Neither Party may assign this Agreement or any rights or obligations hereunder, except for any assignment by such Party to a Subsidiary of such Party (which shall not relieve such Party of liability in the event of a default by such Subsidiary), without the prior written consent of the other Party, and any such assignment without consent shall be void.

Section 6.15. Authority. Each of the Parties hereto represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other actions, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Section 6.16. Limitation of Liability. IN NO EVENT SHALL ANY PARTY BE LIABLE TO ANY OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT EACH PARTY’S INDEMNIFICATION OBLIGATIONS FOR LIABILITIES awarded to any unaffiliated third party against an indemnitee AS SET FORTH IN THIS AGREEMENT. FURTHER, THE LIABILITY OF A PARTY ARISING OUT OF ANY CLAIM RELATING TO THIS AGREEMENT (INCLUDING TORT CLAIMS) SHALL NOT EXCEED THE AMOUNT PAID TO SUCH PARTY FOR THE SERVICE(S) RELATING TO SUCH CLAIM IN THE TWELVE (12) MONTH PERIOD PRIOR TO WHEN SUCH CLAIM AROSE.

Section 6.17. Interpretation. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement. When a reference is made in this Agreement to an Article or a Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by such Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any law defined or referred to herein or in any agreement or instrument that is referred to herein means such law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor laws.

[Remainder of Page Intentionally Left Blank; Signature Page(s) Follow]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement, or have caused this Agreement to be duly executed on their behalf, as of the day and year first hereinabove set forth.

4K RESOURCES INC.

By:
Name:
Title:

ASP ISOTOPES INC.

By:
Name:
Title:

Signature Page to Shared Services Agreement

Annex N

FORM OF

EMPLOYEE MATTERS AGREEMENT

by and between

ASP ISOTOPES INC.

and

4K RESOURCES INC.

EMPLOYEE MATTERS AGREEMENT

THIS EMPLOYEE MATTERS AGREEMENT (this “Agreement”) is executed on or about [_______], 2026 (the “Effective Date”), by and between ASP Isotopes Inc., a Delaware corporation, for itself and its Subsidiaries (“ASP Isotopes”) and 4K Resources Inc., a Delaware corporation, for itself and its subsidiaries (the “Company” and together with ASP Isotopes, the “Parties”).

BACKGROUND

WHEREAS, on June 25, 2026, ASP Isotopes, the Company (f/k/a ENDRA Life Sciences Inc.), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly owned subsidiary of ASP Isotopes (“OpCo”), Noble Africa LLC, a Delaware limited liability company and a direct subsidiary of ASP Isotopes (the “Target Company”), and Kruger Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), entered into that certain Agreement and Plan of Merger dated of even date herewith (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, among other things, (a) prior to the Effective Time (as defined in the Merger Agreement), ASP Isotopes contributed all of its equity interest in OpCo into the Target Company and (b) Merger Sub merged with and into the Target Company (the “Merger”), with the Target Company surviving the Merger as a direct, wholly owned subsidiary of the Company, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, in January 2026, ASP Isotopes acquired OpCo to pursue the exploration of onshore natural gas and produce liquid helium and LNG;

WHEREAS, due to the significant differences in the regulatory landscape and supply chain for liquid helium and LNG from that of medical isotopes, ASP Isotopes pursued the separation of its commercial LNG and liquid helium operations and specialist isotopes and related services into two independent companies through the Merger of OpCo pursuant to the terms of the Merger Agreement;

WHEREAS, in connection with the Merger, the Company changed its name from ENDRA Life Sciences Inc. to 4K Resources Inc.;

WHEREAS, the Parties desire to enter into this Agreement to govern the rights and obligations of the Parties with respect to employment, compensation and employee benefits matters;

NOW THEREFORE, in consideration of the mutual agreements, provisions, and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I
Definitions

Terms used in this Agreement shall have the meanings specified below or in the text of this Agreement:

1.01. “ASP Isotopes Group” means ASP Isotopes and each of its subsidiaries, but excluding any member of Company Group.

1.02. “Business Employee” means each employee of ASP Isotopes or a subsidiary of ASP Isotopes as agreed upon by the Parties in accordance with Article II and who will be providing services to the Company.

1.03. “Claims Incurred” means those claims that are deemed incurred pursuant to the following: (a) with respect to medical (including continuous hospitalization), dental, vision and/or prescription drug benefits, upon the rendering of health services giving rise to such claim or expense; (b) with respect to life, accidental death and dismemberment and business travel insurance, upon the occurrence of the event giving rise to such claim or expense; (c) with respect to long-term disability and long-term care benefits, upon the date of an individual’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim or expense; and (d) with respect to any other claim, upon the date of the event giving rise to such claim.

1.04. “Company Group” means the Company and each of its subsidiaries, but excluding any member of ASP Isotopes Group.

1.05. “Effective Date” has the meaning set forth in the introductory paragraph to this Agreement.

1.06. “Gross Compensation Costs” means the aggregate of all amounts of compensation provided to or for the benefit of an employee including, but not limited to, welfare, retirement and incentive benefits and equity compensation benefits provided to such employee, reimbursement of expenses incurred by or in respect of such employee pursuant to the policies of ASP Isotopes or the Company, costs related to such compensation and benefits and all employer-paid taxes with respect to such employee’s compensation.

ARTICLE II
Identification of Affected Employees

2.01. Identification of Affected Employees. Employees of the Company or ASP Isotopes who are affected by the terms of this Agreement shall be separately agreed upon by the Parties.

ARTICLE III
Non-U.S. Employee and Employee Benefits Provisions

3.01. General. With respect to Business Employees and employees of the Company Group located outside the U.S., the Parties agree to take such additional or different actions and work jointly together, in order to effectuate the provisions and intent of this Agreement in a manner that complies with applicable legal requirements and any other pertinent requirements (such as any works council, collective bargaining or similar applicable rules or agreements). With respect to employees of the Company Group who are located outside the U.S., the Parties may agree that such employees will be provided benefits through ASP Isotopes benefits plans, as necessary or legally permitted. During such time as such benefits are provided to such employees of the Company Group through ASP Isotopes benefits plans, except as otherwise agreed in writing by the Parties, the Company shall reimburse ASP Isotopes for the Claims Incurred and Gross Compensation Costs associated with such employees to the extent reasonably possible and consistent with the principles and procedures set forth in this Agreement for comparable matters and with applicable legal requirements.

3.02. Secondment. In any non-U.S. jurisdictions where the Company has not established a legal entity, any Business Employees located outside the U.S. shall provide services to the Company during such period on a secondment basis (such period, the “Secondment Period”). During the Secondment Period, (i) affected non-U.S. Business Employees shall remain employed with ASP Isotopes and (ii) except as otherwise agreed in writing by the Parties, the Company shall reimburse ASP Isotopes for the Claims Incurred and Gross Compensation Costs associated with such affected non-U.S. Business Employees to the extent reasonably possible and consistent with the principles and procedures set forth in this Agreement for comparable matters and in compliance with applicable legal requirements.

ARTICLE IV
General and Administrative

4.01. Sharing of Participant Information; Cooperation. Subject to applicable legal requirements, the Parties shall share (and shall cause their respective subsidiaries to share), with each other and their respective agents and vendors, the information regarding Business Employees reasonably necessary to effect the provisions of this Agreement, consistent with applicable legal requirements. ASP Isotopes shall use commercially reasonable efforts (subject to, and in accordance with, applicable legal requirements) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by and carry out the intent and purposes of this Agreement.

4.02. Effect on Plans. No provision of this Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any future, present, or former employee of a Party or its subsidiaries under any plan or agreement or otherwise. Except as expressly provided in this Agreement, nothing in this Agreement shall preclude any Party or affiliate of any Party from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any plan or agreement or any trust, insurance policy or funding vehicle related thereto, it being understood that this Section 4.02 shall not be construed to amend in any manner any restrictions on the ability of a Party to amend or alter the terms of such plan or agreement as set forth in such plan or agreement or under applicable legal requirements.

4.03. Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party, the Parties shall use commercially reasonable efforts to obtain such consent and, if such consent is withheld, to implement the applicable provisions of this Agreement to the fullest extent practicable.

4.04. Certain Tax Deductions. The Parties and their respective subsidiaries shall claim tax deductions for amounts contemplated by this Agreement in accordance with applicable tax laws.

ARTICLE V
Miscellaneous

5.01. Consent of ASP Isotopes. Any consent of ASP Isotopes pursuant to this Agreement or any of the intercompany agreements between the Parties shall not be effective unless it is in writing and evidenced by the signature of the General Counsel of ASP Isotopes (or such other person that the General Counsel has specifically authorized in writing to give such consent).

5.02. Consent of the Company. Any consent of the Company pursuant to this Agreement or any of the intercompany agreements between the Parties shall not be effective unless it is in writing and evidenced by the signature of the General Counsel of the Company (or such other person that the General Counsel has specifically authorized in writing to give such consent).

5.03. Limitation of Liability. IN NO EVENT SHALL ANY MEMBER OF ASP ISOTOPES GROUP OR COMPANY GROUP BE LIABLE TO ANY OTHER MEMBER OF ASP ISOTOPES GROUP OR COMPANY GROUP FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT EACH PARTY’S INDEMNIFICATION OBLIGATIONS FOR LIABILITIES AS SET FORTH IN THIS AGREEMENT OR IN ANY INTERCOMPANY AGREEMENTS BETWEEN THE PARTIES.

5.04. Entire Agreement. This Agreement and the documents referenced herein, or attached hereto, constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

5.05. Governing Law and Jurisdiction. This Agreement, including the validity hereof and the rights and obligations of the Parties hereunder, shall be construed in accordance with, and all disputes, controversies or claims arising out of or relating to this Agreement shall be governed by, the laws of the State of Delaware (without giving effect to the conflicts of law provisions thereof that would cause the application of the laws of any jurisdiction other than the State of Delaware), provided, that the internal company affairs of the Company shall be governed by the laws of the State of Delaware.

5.06. Consent to Jurisdiction. Each of the Parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or thereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the federal and state courts sitting in the District of Delaware. Each of the Parties hereby irrevocably submits and shall cause the members of the ASP Isotopes Group or Company Group, as applicable, to submit with regard to any such action or proceeding for itself or for the members of the ASP Isotopes Group or Company Group, as applicable, and in respect of its property or the property of the members of the ASP Isotopes Group or Company Group, as applicable, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not and shall cause the members of the ASP Isotopes Group or Company Group, as applicable, not to bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, and shall cause the members of ASP Isotopes Group or Company Group, as applicable, to waive and not to assert by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 5.06, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

5.07. WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (D) IT HAS DECIDED TO ENTER INTO THIS AGREEMENT IN CONSIDERATION OF, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.08. Termination; Amendment; Waiver. This Agreement may be terminated or amended only with the consent of each of ASP Isotopes and the Company, evidenced by an instrument in writing signed on behalf of each such Party. In the event of termination pursuant to this Section 5.08, no Party shall have any liability of any kind to the other Party other than payment for any Claims Incurred and Gross Compensation Costs accrued on or prior to the effective date of such termination. This Agreement may be waived only by an instrument in writing signed by or on behalf of the Party waiving compliance.

5.09. Notices. Notices, offers, requests or other communications required or permitted to be given by any Party pursuant to the terms of this Agreement shall be given in writing to the respective Parties to the following addresses (with an electronic copy sent to the email address, if any, appearing below each Party’s address):

if to ASP Isotopes:

ASP Isotopes Inc.

2200 Ross Avenue

Suite 4575E

Dallas, Texas 75201

Attention: General Counsel

if to the Company:

4K Resources Inc.

2200 Ross Avenue

Suite 4575E

Dallas, Texas 75201

Attention: General Counsel

or to such other address or facsimile number as the Party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All other notices may also be sent by facsimile, confirmed by first class mail. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by facsimile or similar electronic transmission method; one working day after it is sent, if sent by recognized overnight courier; and three days after it is postmarked, if mailed first class mail or certified mail, return receipt requested, with postage prepaid.

5.10. Counterparts; Signature. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. If any signature is delivered by facsimile or electronic transmission or by PDF, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile, electronic or PDF signature were an original thereof.

5.11. Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. No Party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party, and any such assignment without consent shall be void.

5.12. Severability. If any term or other provision of this Agreement is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

5.13. Failure or Indulgence not Waiver; Remedies Cumulative. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

5.14. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by such Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any law defined or referred to herein or in any agreement or instrument that is referred to herein means such law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor laws.

5.15. Conflicting Agreements. None of the provisions of this Agreement are intended to supersede any provision in any intercompany agreements between the Parties or any other agreement with respect to the respective subject matters thereof. In the event of conflict between this Agreement and any intercompany agreements or other agreement executed in connection herewith, the provisions of such other agreement shall prevail.

5.16. Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Person. No such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any liability (or otherwise) against either Party.

[Remainder of Page Intentionally Left Blank; Signature Page(s) Follow]

IN WITNESS WHEREOF, the Parties below have caused this Agreement to be duly executed as of the day and year first above written.

ASP ISOTOPES INC.

By
Name:
Title:

4K RESOURCES INC.

By:
Name:
Title:

Annex P

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of May 27, 2026, between ENDRA Life Sciences Inc., a Delaware corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act (as defined below), and Rule 506(c) promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.5.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Common Warrants” means, collectively, the warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(iv) hereof.

“Common Warrant Shares” means shares of Common Stock issuable upon exercise of the Common Warrants.

“Company Counsel” means K&L Gates LLP, with offices located at 300 South Tryon Street, Suite 1000, Charlotte, NC 28202.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“Disclosure Time” means during the next Trading Day after the signing of this Agremeent.

“Effective Date” means the earliest of the date that (a) the initial Registration Statement has been declared effective by the Commission, (b) all of the Shares and Warrant Shares have been sold pursuant to Rule 144 or may be sold pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions, (c) following the one year anniversary of the Closing Date provided that a holder of Shares or Warrant Shares is not an Affiliate of the Company, or (d) all of the Shares and Warrant Shares may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act without volume or manner-of-sale restrictions and Company Counsel has delivered to such holders a standing written unqualified opinion that resales may then be made by such holders of the Shares and Warrant Shares pursuant to such exemption which opinion shall be in form and substance reasonably acceptable to such holders.

“EGS” means Ellenoff Grossman & Schole LLP, with offices located at 1345 Avenue of the Americas, New York, New York 10105-0302.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall have the meaning ascribed to such term in Section 3.1(kk).

“FDCA” shall have the meaning ascribed to such term in Section 3.1(kk).

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(bb).

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(p).

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(c).

“Liens” means a lien, charge pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n).

“Per Share Purchase Price” equals $6.57, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement, provided that the purchase price per Prefunded Warrant shall be the Per Share Purchase Price minus $0.0001.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” means Lucid Capital Markets, LLC.

“Prefunded Warrant” means, collectively, the Prefunded Common Stock purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, in the form of Exhibit B attached hereto.

“Prefunded Warrant Shares” means the shares of Common Stock issuable upon exercise of the Prefunded Warrants.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Public Information Failure” shall have the meaning ascribed to such term in Section 4.2(b).

“Public Information Failure Payments” shall have the meaning ascribed to such term in Section 4.2(b).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.8.

“Registration Statement” means a registration statement covering the resale by the Purchasers of the Shares and the Warrant Shares.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities” means the Shares, the Warrants and the Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Common Stock issued or issuable to each Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing shares of Common Stock).

“Stockholder Approval” means such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the stockholders of the Company to permit the exercise of the Warrants.

“Stockholder Approval Date” means the date on which Stockholder Approval is received and deemed effective under Delaware law.

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for Shares and Warrants purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds (minus, if applicable, a Purchaser’s aggregate exercise price of the Prefunded Warrants, which amounts shall be paid as and when such Prefunded Warrants are exercised).

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the Pink Open Market, OTCQB or the OTCQX (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Warrants, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means VStock Transfer, LLC, the current transfer agent of the Company, with a mailing address of 18 Lafayette Place, Woodmere, New York 11598, and any successor transfer agent of the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB Venture Market (“OTCQB”) or OTCQX Best Market (“OTCQX”) is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on the Pink Open Market (“Pink Market”) operated by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means, collectively, the Prefunded Warrants and the Common Warrants.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of $3,800,000 of Shares and Common Warrants, subject to a minimum purchase amount of $200,000 for any Purchaser who is an individual and $1,000,000 for any Purchaser that is an entity; provided, however, that, to the extent that a Purchaser determines, in its sole discretion, that such Purchaser (together with such Purchaser’s Affiliates, and any Person acting as a group together with such Purchaser or any of such Purchaser’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation, or as such Purchaser may otherwise choose, in lieu of purchasing Shares such Purchaser may elect to purchase Prefunded Warrants in lieu of Shares in such manner to result in the same aggregate purchase price being paid by such Purchaser to the Company. The “Beneficial Ownership Limitation” shall be 4.99% (or, at the election of the Purchaser at Closing, 9.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of the Securities on the Closing Date. Additionally and notwithstanding anything herein to the contrary, the Company and Placement Agent, in their sole discretion, may re-allocate a portion of each Purchaser’s Subscription Amount to Prefunded Warrants in lieu of Shares if the issuance of such Shares would otherwise violate the rules and regulations of the principal Trading Market. Each Purchaser shall deliver to the Company, via wire transfer or a certified check, immediately available funds equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser, and the Company shall deliver to each Purchaser its respective Shares and Warrants, as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall take place remotely by electronic transfer of the Closing documentation.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver, on an expedited basis, evidence of the issuance of a number of Shares equal to such Purchaser’s Subscription Amount divided by the Per Share Purchase Price, in book entry form and registered in the name of such Purchaser;

(iii) for each Purchaser of Prefunded Warrants pursuant to Section 2.1, a Prefunded Warrant registered in the name of such Purchaser to purchase up to a number of shares of Common Stock equal to the portion of such Purchaser’s Subscription Amount applicable to Prefunded Warrant divided by the Per Share Purchase Price minus $0.0001, with an exercise price equal to $0.0001, subject to adjustment therein; and

(iv) a Common Warrant registered in the name of such Purchaser to purchase up to a number of shares of Common Stock equal to 200% of such Purchaser’s Shares and Prefunded Warrant Shares underlying Prefunded Warrants, if applicable, with an exercise price equal to $6.57, subject to adjustment therein.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company, the following:

(i) this Agreement duly executed by such Purchaser;

(ii) such Purchaser’s Subscription Amount by wire transfer to the account specified by the Purchaser; and

(iii) such documents and certifications as reasonably required by the Company to confirm the Purchaser’s eligibility to participate in the offering contemplated hereby in accordance with Rule 506(c) of the Securities Act.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate in all respects or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

(v) between the date hereof and the Closing Date, no material adverse event shall have occurred that has had, or would reasonably be expected to have, a Material Adverse Effect on the Company’s proposed digital asset activities, including because of any ban, moratorium, or regulatory action of general applicability to such activities; and

(vi) from the date hereof to the Closing Date, trading in the Common Stock shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the SEC Reports or Disclosure Schedules, which SEC Reports or Disclosure Schedules shall be deemed a part hereof and shall qualify any representation made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser:

(a) Subsidiaries. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary formed after September 15, 2025 free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each such Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and each of the Subsidiaries formed after September 15, 2025, is an entity duly incorporated or otherwise organized, validly existing and in good standing (if applicable in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor in default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.4 of this Agreement, (ii) the filing of registration statements with the Commission pursuant to this Agreement, (iii) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby, (iv) Stockholder Approval, and (v) the filing of Form D with the Commission and such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

(f) Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Warrant Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Company has reserved from its duly authorized capital stock the maximum number of shares of Common Stock issuable pursuant to this Agreement and the Warrants.

(g) Capitalization. Except as set forth on Schedule 3.1(g), the Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth in the SEC Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Purchasers). Except as set forth in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Other than Stockholder Approval, no further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

(h) SEC Reports; Financial Statements. Except as set forth on Schedule 3.1(h), the Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as set forth in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. Except for the issuance of the Securities contemplated by this Agreement or as set forth in the SEC Reports, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j) Litigation. Except as set forth in the SEC Reports, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”). None of the Actions set forth in the SEC Reports, (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k) Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l) Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree, or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval except where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(o) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with GAAP and the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(p) Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement, except where such expiration, termination or abandonment would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a notice (written or otherwise) of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have, or reasonably be expected to not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r) Transactions With Affiliates and Employees. Except as set forth on Schedule 3.1(r), none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services or separation from services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(s) Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in compliance in all material respects with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the Company’s effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(t) Certain Fees. Except for fees payable by the Company to the Placement Agent, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers as contemplated hereby.

(v) Investment Company. Based on the Company’s current assessment of applicable law as of the date of this Agreement, the Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(w) [RESERVED].

(x) Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as set forth in the SEC Reports, the Company has not, in the twelve (12) months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. Except as set forth in the SEC Reports, the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements, except for the stockholders’ equity requirement set forth under Nasdaq Listing Rule 5550(b)(1). The Common Stock is currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(y) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and as set forth here in Annexes A and B hereto, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel (except for any Purchaser who is an Affiliate of the Company or the Placement Agent) with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by the Company to the Purchasers regarding the Company and its Subsidiaries and their respective businessesdoes not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading.

(z) [RESERVED].

(aa) Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The SEC Reports set forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

and (z) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(bb) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(cc) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of FCPA.

(dd) Accountants. The Company’s accounting firm is set forth in the SEC Reports. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the next fiscal year.

(ee) No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(ff) Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(g) and 4.14 hereof), it is understood and acknowledged by the Company that, other than with respect to Purchasers that are Affiliates of the Company: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Stock and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that, other than with respect to Purchasers that are Affiliates of the Company, (y) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing stockholders' equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(gg) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent in connection with the placement of the Securities.

(hh) FDA. As to each product subject to the jurisdiction of the U.S. Food and Drug Administration (“FDA”) under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”) that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by the Company or any of its Subsidiaries (each such product, a

“Product”), such Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the Company in compliance with all applicable requirements under FDCA and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports, except where the failure to be in compliance would not have a Material Adverse Effect. There is no pending, completed or, to the Company's knowledge, threatened, action (including any lawsuit, arbitration, or legal or administrative or regulatory proceeding, charge, complaint, or investigation) against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any notice, warning letter or other communication from the FDA or any other governmental entity, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Product, (iii) imposes a clinical hold on any clinical trial by the Company or any of its Subsidiaries, (iv) enjoins production at any facility of the Company or any of its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with the Company or any of its Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by the Company or any of its Subsidiaries, and which, either individually or in the aggregate, would have a Material Adverse Effect. The properties, business and operations of the Company have been and are being conducted in accordance with all applicable laws, rules and regulations of the FDA, except where the failure to be in compliance would not have a Material Adverse Effect. The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by the Company nor has the FDA expressed any written concern as to approving or clearing for marketing any product being developed or proposed to be developed by the Company.

(ii) Stock Option Plans. Each stock option granted by the Company under the Company’s stock option plan was granted (i) in accordance with the terms of the Company’s stock option plan and (ii) with an exercise price at least equal to the fair market value of the Common Stock on the date such stock option would be considered granted under GAAP and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(jj) Cybersecurity. (i)(x) To the Company’s knowledge, there has been no security breach or other compromise of or relating to any of the Company’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and the Subsidiaries have not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(kk) Compliance with Data Privacy Laws. (i) The Company and the Subsidiaries are, and at all times during the last three (3) years were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations, including, without limitation and to the extent applicable to Company, the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, “Privacy Laws”); (ii) the Company and the Subsidiaries have in place, materially comply with, and take appropriate steps reasonably designed to ensure compliance with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling and analysis of Personal Data (as defined below) (the “Policies”); (iii) to the extent required by Privacy Laws, the Company provides and/or makes available accurate notice of its collection, storage, use, disclosure, handling and analysis of Personal Data to its customers, employees, third party vendors and representatives as required by the Privacy Laws. “Personal Data” means (i) a natural person’s name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR; and (iv) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any identifiable data related to an identified person’s health or sexual orientation. To the knowledge of Company, (i) None of such disclosures made or contained in any of the Policies have been inaccurate, misleading, or deceptive in violation of any Privacy Laws and (ii) the execution, delivery and performance of the Transaction Documents will not result in a breach of any Privacy Laws or Policies. Neither the Company nor the Subsidiaries (i) to the knowledge of the Company, has received written notice of any actual or potential liability of the Company or the Subsidiaries under, or actual or potential violation by the Company or the Subsidiaries of, any of the Privacy Laws; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation or other corrective action pursuant to any regulatory request or demand pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement by or with any court or arbitrator or governmental or regulatory authority that imposed any obligation or liability under any Privacy Law.

(ll) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(mm) U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(nn) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(oo) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(pp) No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

(qq) Other Covered Persons. Other than the Placement Agent and Purchasers affiliated with the Placement Agent, the Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

(rr) Notice of Disqualification Events. The Company will notify the Purchasers and the Placement Agent in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.

(ss) Business Combinations. The Company has taken all appropriate corporate actions so that the restrictions on business combinations contained in Section 203 of the General Corporation Law of the State of Delaware (as amended from time to time) will not apply with respect to or as a result of the issuance of the Shares or the issuance of the shares of Common Stock pursuant to the terms of the Warrants to the Purchaser without any further action on the part of the stockholders or the Board of Directors being required.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. Such Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c) Purchaser Status; Subscription. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be an “accredited investor” as defined in Rule 501(a)(5) or 501(a)(6) under the Securities Act, if a natural person, or 501 (a)(3), (a)(7), (a)(8), (a)(9), or (a)(12) under the Securities Act, if an entity. Purchaser Subscription Amount (and, if Purchaser is a legal entity accredited solely from the accredited investor status of all of its equity owners, the Subscription Amount of each of Purchaser’s equity owners) is not financed in whole or in part by any third party for the specific purpose of making this particular investment in the Company or the Securities.

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) General Solicitation. Such Purchaser is not, to such Purchaser’s knowledge, purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

(f) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto), the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice that has not been reviewed and pre-approved by the Company with respect to the Securities in respect of matters and/or statements relating directly to the Company nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it. In connection with the issuance of the Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(g) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company, the Placement Agent or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future. In making its investment decision, such Purchaser has relied solely on its own due diligence performed on the Company by its own representatives.

(h) Acknowledgement of Risk. The Purchaser acknowledges and understands that its investment in the Securities involves a significant degree of risk, including, without limitation that an investment in the Company is speculative, and only Purchasers who can afford the loss of their entire investment should consider investing in the Company and the Securities.

(i) Acknowledgment Regarding Purchasers’ Purchase of Securities. Each Purchaser acknowledges and agrees that the Company is acting solely in the capacity of an arm’s length seller with respect to the Securities and the transactions contemplated hereby. Each Purchaser further acknowledges that the Company is not acting as a financial advisor or fiduciary of such Purchaser (or in any similar capacity) with respect its purchase of the Securities and the transactions contemplated hereby and any advice given by the Company or any of its respective representatives or agents in connection with the Securities and the transactions contemplated hereby is merely incidental to the Purchasers’ purchase of the Securities. Each Purchaser further represents to the Company that such Purchaser’s decision to enter into this Agreement and the other transaction documents has been based solely on the independent evaluation of the transactions contemplated hereby by such Purchaser and its representatives.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

NEITHER THIS SECURITY (NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE, AS APPLICABLE) HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY (AND THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE, AS APPLICABLE) MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

(c) Certificates evidencing the Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof), other than any legend regarding Rule 144 in respect of any Securities held by an Affiliate of the Company, (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Shares or Warrant Shares pursuant to Rule 144 (assuming cashless exercise of the Warrants), (ii) if such Shares or Warrant Shares are eligible for sale under Rule 144 (assuming cashless exercise of the Warrants), without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and Warrant Shares and without volume or manner-of-sale restrictions or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser if required by the Transfer Agent to effect the removal of the legend hereunder, including at any time while a registration statement (including the Registration Statement (covering the resale of such security is effective under the Securities Act) or if requested by a Purchaser, respectively. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, or if such Shares or Warrant Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144 (assuming cashless exercise of the Warrants), or if the Shares or Warrant Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares or Warrant Shares or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Warrant Shares shall be issued free of all legends. The Company agrees that at such time as such legend is no longer required under this Section 4.1(c), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing Shares or Warrant Shares, as the case may be, issued with a restrictive legend, accompanied by any documentation reasonably requested by the Company or the Transfer Agent (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser reasonably satisfactory evidence that such shares are free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Certificates for Securities subjected to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of a certificate representing Shares or Warrant Shares, as the case may be, issued with a restrictive legend.

(d) In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Shares or Warrant Shares (based on the VWAP of the Common Stock on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(c), $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after the Legend Removal Date) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to a Purchaser by the Legend Removal Date evidence of the Securities so delivered to the Company by such Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Purchaser purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of shares of Common Stock, or a sale of a number of shares of Common Stock equal to all or any portion of the number of shares of Common Stock that such Purchaser anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of such Purchaser’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (A) such number of Shares or Warrant Shares that the Company was required to deliver to such Purchaser by the Legend Removal Date multiplied by (B) the lowest closing sale price of the Common Stock on any Trading Day during the period commencing on the date of the delivery by such Purchaser to the Company of the applicable Shares or Warrant Shares (as the case may be) and ending on the date of such delivery and payment under this clause (ii).

(e) Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2 Furnishing of Information; Public Information.

(a) Until the earlier of the time that (i) no Purchaser owns Securities or (ii) the Warrants have expired, the Company covenants to maintain the registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act; provided, that, the foregoing covenant shall not require the Company to maintain registration following the completion of a Fundamental Transaction (as defined in the Warrants) as a result of which the Warrants become exercisable for Alternate Consideration (as defined in the Warrants).

(b) At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to one percent (1.0%) of the aggregate Subscription Amount of such Purchaser’s Securities on the day of a Public Information Failure and on every thirtieth (30th) day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Shares and Warrant Shares pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.2(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.3 Reserved.

4.4 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Current Report on Form 8-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication, or if such disclosure is consistent with Form 8-K. Notwithstanding the foregoing, without the written consent of the Placement Agent, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with (i) any registration statement contemplated by this Agreement and (ii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b) and reasonably cooperate with such Purchaser regarding such disclosure.

4.5 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.6 Use of Proceeds. Except as set forth on Schedule 4.7 attached hereto, the Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes.

4.7 Reserved.

4.8 Indemnification of Purchasers. Subject to the provisions of this Section 4.8, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons, but excluding the Placement Agent (each, a “Purchaser Party”), harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any material breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity (other than as an officer, employee or other agent of, or capacity in respect of, the Placement Agent), or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such stockholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and, the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable, actual and documented fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement and other Transaction Documents. The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred; provided, however, that if it is subsequently determined by a final, non-appealable judgment of a court of competent jurisdiction that a Purchaser Party was not entitled to receive such periodic payments, such Purchaser Party shall promptly (but in no event later than five Business Days) return such payments to the Company. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.9 Reservation of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to any exercise of the Warrants.

4.10 Listing of Common Stock. The Company hereby agrees to use commercially reasonable best efforts to maintain the listing or quotation of the Common Stock on the Trading Market on which it is currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Shares and Warrant Shares on such Trading Market and promptly secure the listing of all of the Shares and Warrant Shares on such Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will then include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer. In addition, at the next annual or special meeting of the stockholders the Company shall include a proposal for the purpose of obtaining Stockholder Approval, with the recommendation of the Company’s Board of Directors that such proposals are approved, and the Company shall solicit proxies from its stockholders in connection therewith in the same manner as all the other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposals.

4.11 Demand Registration Rights. Upon the written request of a Purchaser, the Company shall prepare and file with the Commission a registration statement relating to the resale of such Purchaser’s Shares, Common Warrant Shares and Prefunded Warrant Shares, as applicable, under the Securities Act on or before the 30th calendar day following the the receipt of such request and use commercially reasonable best efforts to cause such registration statement to be declared effective by the Commission as soon as practical thereafter.

4.12 Piggyback Registration Rights. If, at any time after the Closing Date, the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit plans, the Company shall send to each Purchaser a written notice of such determination and if, within 5 calendar days after the date of such notice, the Purchaser (or any permitted successor or assign) shall so request in writing, the Company shall include in such registration statement all or any part of the Conversion Shares that such Purchaser requests to be registered; provided, however, that the Company shall not be required to register any Conversion Shares pursuant to this Section 4.12 that are eligible for resale pursuant to Rule 144 under the Securities Act. Further, in the event that the offering is a firm-commitment underwritten offering, the Company may exclude the Conversion Shares if so requested in writing by the lead underwriter of such offering. If less than all of the Conversion Shares are required to be excluded, then such cutbacks shall be allocated pro-rata among the Purchasers requesting to be included. In the case of inclusion in a firm-commitment underwritten offering, the Purchasers must sell their Conversion Shares on the same terms set by the underwriters for shares of Common Stock to be sold for the account of the Company.

4.13 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.14 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company’s securities until such time that Company provides the Purchaser with prior written notice that all material, non-public information previously provided to the Purchaser is public. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the Company provides such prior written notice, such Purchaser will maintain the confidentiality of the existence and terms of this transaction (other than as disclosed to its legal and other representatives). Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.15 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

4.16 Exercise Procedures. The form of Notice of Exercise included in the Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

ARTICLE V.

MISCELLANEOUS

5.1 Termination. This Agreement may be terminated (i) by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth (5th) Trading Day following the date hereof and (ii) by the Company as to a Purchaser’s obligations hereunder only and without any effect whatsoever on the oblitation between the Company and the other Purchsaer, by written notice to such Purchaser if such Purchaser has not delivered it Subscription Amount on or before the fifth (5th) Trading Day following the date hereof; provided, however, that no such termination under either clause will affect the right of any party to sue for any breach by any other party (or parties).

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 50.1% in interest of the Shares and Prefunded Warrant Shares based on the initial Subscription Amounts hereunder (or, prior to the Closing, the Company and each Purchaser) or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or multiple Purchasers), the consent of such disproportionately impacted Purchaser (or at least 50.1% in interest of such multiple Purchasers) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8 No Third-Party Beneficiaries. The Placement Agent shall be the third party beneficiary of the representations, warranties, and covenants of the Company in this Agreement and the representations, warranties, and covenants of the Purchasers in this Agreement. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 and this Section 5.8.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute goodsprand sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, prior to performance by the Company, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through EGS. EGS does not represent any of the Purchasers and only represents the Placement Agent. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.18 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

5.21 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ENDRA LIFE SCIENCES INC.	Address for Notice: 3600 Green Court Suite 350, Ann Arbor, MI 48105
By:/s/ Alexander Tokman ______________	Email: ****
Name: Alexander Tokman
Title: Chief Executive Officer

With a copy to (which shall not constitute notice):

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO NDRA SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	LHE LNG Holdings LLC

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:	Donald G. Ainscow

Title of Authorized Signatory:	Vice President, Secretary and Assistant Treasurer

Email Address of Authorized Signatory:	****

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $3,800,002.59

Shares:	66,846

Prefunded Warrant Shares:	511,541	Beneficial Ownership Blocker ☐ 4.99% or ☐ 9.99%

Common Warrant Shares:	1,156,774	Beneficial Ownership Blocker ☐ 4.99% or ☐ 9.99%

EIN Number:

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the Fourth Amended and Restated Certificate of Incorporation of ENDRA Life Sciences Inc., a Delaware corporation.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The ENDRA Charter provides for this limitation of liability. Article NINTH of the ENDRA Charter states that ENDRA’s directors shall not be personally liable to ENDRA or to ENDRA’s stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

Article EIGHTH of the ENDRA Charter provides that ENDRA shall indemnify (and advance expenses to) its officers and directors to the full extent permitted by the DGCL.

All of ENDRA’s directors and officers are covered by insurance policies maintained by ENDRA against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. Such insurance also insures ENDRA against losses which it may incur in indemnifying ENDRA’s officers and directors.

As permitted by the DGCL, ENDRA has entered into indemnification agreements with each of its directors and executive officers that require ENDRA to indemnify them against various actions including, but not limited to, third-party actions where such director or executive officer, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. ENDRA indemnifies directors and executive officers against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf of such directors or executive officers and for any expenses actually and reasonably incurred by such directors or executive officers in connection with such action, if such directors or executive officers acted in good faith and in a manner they reasonably believed to be in or not opposed to ENDRA’s best interests, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. ENDRA also intends to advance to its directors and executive officers expenses (including attorney’s fees) incurred by or on behalf of such directors and executive officers in advance of the final disposition of any action after ENDRA’s receipt of a statement or statements from directors or executive officers requesting such payment or payments from time to time, provided that such statement or statements are preceded or accompanied by a written undertaking, by or on behalf of such directors or executive officers, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by ENDRA.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about submitting a written request to ENDRA that includes such documentation and information as is reasonably available to the director or executive officer and is reasonably necessary to determine entitlement to indemnification and provisions.

Item 21. Exhibits and Financial Statement Schedules

(a)
Exhibit Index

Exhibit Number	Description

2.1+

Agreement and Plan of Merger, dated as of June 25, 2026, by and among ENDRA Life Sciences Inc., Kruger Merger Sub LLC, Renergen Limited, Noble Africa LLC and ASP Isotopes Inc. (incorporated by reference to Exhibit 2.1 to ENDRA’s Current Report on Form 8-K filed on June 26, 2026).

2.2*	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 1, 2026, by and among ENDRA Life Sciences Inc., Kruger Merger Sub LLC, Renergen Limited, Noble Africa LLC and ASP Isotopes Inc.
3.1

Fourth Amended and Restated Certificate of Incorporation of ENDRA Life Sciences Inc. (incorporated by reference to Exhibit 3.1 to ENDRA’s Annual Report on Form 10-K (File No. 001-37969) filed on March 31, 2026).

3.2

Amended and Restated Bylaws of ENDRA Life Sciences Inc. (incorporated by reference to Exhibit 3.2 to ENDRA Life Sciences Inc.’s Registration Statement on Form S-1 (File No. 333-214724) filed on November 21, 2016).

3.3*	Form of Certificate of Amendment of ENDRA Life Sciences Inc. (incorporated by reference as Annex D to the proxy statement/ prospectus).
3.4*

Form of Amended and Restated Certificate of Incorporation of ENDRA Life Sciences Inc., to be renamed 4K Resources Inc., to be in effect immediately prior to the completion of the Merger (incorporated by reference as Annex E to the proxy statement/ prospectus).

4.1

Description of the ENDRA Life Sciences Inc.’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to ENDRA Life Sciences Inc.’s Registration Statement on Form S-1 (File No. 333-214724) filed on November 21, 2016).

4.2	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to ENDRA’s Current Report on Form 8-K filed on May 28, 2026).
4.3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to ENDRA’s Current Report on Form 8-K filed on May 28, 2026).
4.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 to ASP Isotopes Current Report on Form 8-K filed on June 25, 2026).
4.5*	Amendment No. 1 to Common Warrant, dated October 1, 2026, by and between ENDRA Life Sciences Inc. and LHE LNG Holdings LLC.
4.6*	Amendment No. 1 to Pre-Funded Warrant, dated October 1, 2026, by and between ENDRA Life Sciences Inc. and LHE LNG Holdings LLC.
5.1**	Opinion of K&L Gates LLP.
5.2**	Opinion of Haynes and Boone LLP.
8.1**	Opinion of Haynes and Boone LLP with respect to certain tax matters.
10.1	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to ENDRA’s Current Report on Form 8-K filed on June 26, 2026).
10.2*	Form of Lock-Up Agreement (incorporated by reference as Annex H to the proxy statement/ prospectus).
10.3*	Form of Registration Rights Agreement (incorporated by reference as Annex I to the proxy statement/prospectus).
10.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to ASP Isotopes’ Current Report on Form 8-K filed on June 25, 2026).
10.5*	Form of Master Transaction Agreement, by and between 4K Resources Inc. and Renergen (incorporated by reference as Annex K to the proxy statement/prospectus).
10.6*	Form of Tax Sharing Agreement, by and between 4K Resources Inc. and Renergen (incorporated by reference as Annex L to the proxy statement/prospectus).
10.7*	Form of Shared Services Agreement, by and between 4K Resources Inc. and Renergen (incorporated by reference as Annex M to the proxy statement/prospectus).
10.8*	Form of Employee Matters Agreement, by and between 4K Resources Inc. and Renergen (incorporated by reference as Annex N to the proxy statement/prospectus).

10.9**	Form of Helium Marketing Agreement, by and between 4K Resources Inc. and Renergen (incorporated by reference as Annex O to the proxy statement/prospectus).
10.10*	Side Letter Agreement, dated May 26, 2026, by and between ENDRA Life Sciences Inc. and LHE LNG Holdings LLC.
10.11*	Securities Purchase Agreement, dated as of May 27, 2026, between ENDRA Life Sciences Inc., and the purchaser party thereto (incorporated by reference as Annex P to the proxy statement/prospectus).
10.12

Loan Agreement, dated May 19, 2025, by and among ASP Isotopes Inc., ASP Isotopes South Africa Proprietary Limited, as lender, and Renergen Limited, as borrower (incorporated by reference to Exhibit 10.1 to ASP Isotopes’ Form 8-K filed on May 20, 2025).

10.13

Letter to the Term Loan Facility Agreement, dated November 27, 2025, by and among ASP Isotopes Inc., ASP Isotopes South Africa Proprietary Limited, as lender, and Renergen Limited, as borrower (incorporated by reference to Exhibit 10.1 to ASP Isotopes’ Form 8-K filed on November 28, 2025).

10.14

First Addendum to the Term Loan Facility Agreement, between ASP Isotopes Inc., Renergen Limited and ASP Isotopes South Africa Proprietary Limited, dated January 15, 2026 (incorporated by reference to Exhibit 10.1 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.15

Second Addendum to the Term Loan Facility Agreement, between ASP Isotopes Inc., Renergen Limited and ASP Isotopes South Africa Proprietary Limited, dated February 26, 2026 (incorporated by reference to Exhibit 10.2 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.16

Third Addendum to the Term Loan Facility Agreement, between ASP Isotopes Inc., Renergen Limited and ASP Isotopes South Africa Proprietary Limited, dated April 16, 2026 (incorporated by reference to Exhibit 10.3 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.17*	Fourth Addendum to the Term Loan Facility Agreement, between ASP Isotopes Inc., Renergen Limited and ASP Isotopes South Africa Proprietary Limited, dated May 28, 2026.
10.18*	Fifth Addendum to the Term Loan Facility Agreement, between ASP Isotopes Inc., Renergen Limited and ASP Isotopes South Africa Proprietary Limited, dated September 29, 2026.
10.19

Loan Agreement, between Industrial Development Corporation of South Africa Limited and Tetra4 Proprietary Limited, dated December 20, 2021 (incorporated by reference to Exhibit 10.40 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.20

Amendment, dated October 10, 2023, to Loan Agreement between Industrial Development Corporation of South Africa Limited and Tetra4 Proprietary Limited (incorporated by reference to Exhibit 10.41 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.21

Amendment, dated September 1, 2025, to Loan Agreement between Industrial Development Corporation of South Africa Limited and Tetra4 Proprietary Limited (incorporated by reference to Exhibit 10.42 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.22

Finance Agreement, between U.S. International Development Finance Corporation, as successor in interest to Overseas Private Investment Corporation, and Tetra4 Proprietary Limited, dated August 20, 2019 (incorporated by reference to Exhibit 10.43 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.23

Amendment No. 1 to Finance Agreement, between United States. International Development Finance Corporation and Tetra4 Proprietary Limited, dated March 30, 2020 (incorporated by reference to Exhibit 10.44 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.24

Amendment No. 2 to Finance Agreement, between United States. International Development Finance Corporation and Tetra4 Proprietary Limited, dated April 28, 2020 (incorporated by reference to Exhibit 10.45 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.25

Amendment No. 3 to Finance Agreement, between United States. International Development Finance Corporation and Tetra4 Proprietary Limited, dated February 26, 2021 (incorporated by reference to Exhibit 10.46 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.26

Amendment No. 4 to Finance Agreement, between United States. International Development Finance Corporation and Tetra4 Proprietary Limited, dated August 24, 2021 (incorporated by reference to Exhibit 10.47 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.27

Amendment No. 5 to Finance Agreement, between United States. International Development Finance Corporation and Tetra4 Proprietary Limited, dated December 16, 2021 (incorporated by reference to Exhibit 10.48 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.28

Amended And Restated Secured Term Loan Facility Agreement between Renergen Limited and the Standard Bank of South Africa Limited, dated December 12, 2025 (incorporated by reference to Exhibit 10.49 to ASP Isotopes’ Form 10-K filed on April 10, 2026).

10.29†

Consent and Waiver, dated January 12, 2024, in connection with the Finance Agreement between U.S. International Development Finance Corporation and Tetra4 Proprietary Limited (incorporated by reference to Exhibit 10.13 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.30†

Consent and Waiver, dated March 12, 2024, in connection with the Finance Agreement between U.S. International Development Finance Corporation and Tetra4 Proprietary Limited (incorporated by reference to Exhibit 10.14 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.31†

Consent and Waiver, dated August 30, 2024, in connection with the Finance Agreement between U.S. International Development Finance Corporation and Tetra4 Proprietary Limited (incorporated by reference to Exhibit 10.15 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.32†

Consent and Waiver, dated December 9, 2024, in connection with the Finance Agreement between U.S. International Development Finance Corporation and Tetra4 in Proprietary Limited (incorporated by reference to Exhibit 10.16 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.33†

Waiver, dated April 9, 2025, in connection with the Finance Agreement between U.S. International Development Finance Corporation and Tetra4 Proprietary Limited (incorporated by reference to Exhibit 10.17 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.34†

Consent and Waiver, dated November 25, 2025, in connection with the Finance Agreement between U.S. International Development Finance Corporation and Tetra4 Proprietary Limited (incorporated by reference to Exhibit 10.18 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.35

Second Amendment and Restatement Agreement, dated August 14, 2026, between Renergen Limited and The Standard Bank of South Africa Limited and countersigned by ASP Isotopes South Africa Proprietary Limited (incorporated by reference to Exhibit 10.1 to ASP Isotopes’ Form 8-K filed on August 20, 2026).

10.36

Production Right granted by the Republic of South Africa to Molopo South Africa Exploration and Production Proprietary Limited on September 20, 2012 (incorporated by reference to Exhibit 10.20 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.37

Amendment/Variation of a Production Right granted by the Republic of South Africa to Tetra4 Proprietary Limited on September 17, 2021 (incorporated by reference to Exhibit 10.21 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.38

Amendment/Variation of a Production Right granted by the Republic of South Africa to Tetra4 Proprietary Limited on March 15, 2024 (incorporated by reference to Exhibit 10.22 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.39

Exploration Right granted by the Republic of South Africa to Highland Exploration and Production Proprietary Limited on May 8, 2007 (incorporated by reference to Exhibit 10.23 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.40

Exploration Right granted by the Republic of South Africa to Highland Exploration and Production Proprietary Limited on May 26, 2009 (incorporated by reference to Exhibit 10.24 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.41†

Liquified Natural Gas Supply Agreement between Tetra4 Proprietary Limited and Consol Glass Proprietary Limited, effective as of June 24, 2022 (incorporated by reference to Exhibit 10.25 to ASP Isotopes’ Form 10-Q filed on May 20, 2026).

10.42#*	Letter of Appointment, dated September 22, 2026, by and between Renergen Limited and Nicholas Mitchell.
10.43#*	Employment Agreement, dated August 18, 2026, by and between Noble Africa LLC and Jeremy Patullo.
21.1*	List of Subsidiaries of ENDRA.
23.1*	Consent of RBSM LLP, independent registered public accounting firm of ENDRA Life Sciences Inc.
23.2*	Consent of BDO, independent registered public accounting firm of Noble Africa LLC.
23.3**	Consent of K&L Gates LLP (included in Exhibit 5.1).
23.4**	Consent of Haynes and Boone LLP (included in Exhibit 5.2).
23.5**	Consent of Haynes and Boone LLP (included in Exhibit 8.1).
23.6*	Consent of Sproule Incorporated, Independent Petroleum Engineering Consultants.
24.1*	Power of Attorney (included on signature page).
99.1*	Report of Sproule Incorporated, Independent Petroleum Engineering Consultants as of February 28, 2026.
99.2*	Report of Sproule Incorporated, Independent Petroleum Engineering Consultants as of February 28, 2025.
99.3*	Report of Sproule Incorporated, Independent Petroleum Engineering Consultants as of February 28, 2024.
99.4*	Consent of Paul Mann to serve as a director of the Combined Company.
99.5*	Consent of Sipho N. Maseko to serve as a director of the Combined Company.
99.6*	Consent of Robert Ryan to serve as a director of the Combined Company.
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
107*	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.

#	Indicated a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
^

Certain instruments defining rights of holders of long-term debt of the company are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Upon request, the company agrees to furnish to the SEC copies of such instruments.

+

Exhibits and/or schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

(b)
Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22. Undertakings

(a)
The registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20.0% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(e)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on this 1st day of October, 2026.

ENDRA LIFE SCIENCES INC.

By:	/s/ Alexander Tokman
Name: Alexander Tokman
Title: Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alexander Tokman and Richard Jacroux, and each of them singly, as his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alexander Tokman	Chief Executive Officer and Chairman of the Board of Directors	October 1, 2026
Alexander Tokman	(Principal Executive Officer)

/s/ Richard Jacroux	Chief Financial Officer	October 1, 2026
Richard Jacroux	(Principal Financial and Accounting Officer)

/s/ Louis J. Basenese	Director	October 1, 2026
Louis J. Basenese

/s/ Anthony DiGiandomenico	Director	October 1, 2026
Anthony DiGiandomenico

/s/ Michael Harsh	Director	October 1, 2026
Michael Harsh